Filed Pursuant to Rule 424(b)(3)
Registration No. 333-172203

A Merger Proposal — Your Vote Is Very Important

To the Shareholders of North Penn Bancorp, Inc.:

You are cordially invited to attend a special meeting of the shareholders of North Penn Bancorp, Inc. (North Penn) to be held on Friday, April 8, 2011 at 9:00 a.m., local time, at The Radisson Lackawanna Station Hotel Scranton, 700 Lackawanna Avenue, Scranton, Pennsylvania.

At the special meeting, you will be asked to consider the merger of North Penn and Norwood Financial Corp. (Norwood) and adopt the Agreement and Plan of Merger (the merger agreement) dated  December 14, 2010, that North Penn and North Penn Bank entered into with Norwood and Wayne Bank, a wholly owned subsidiary of Norwood.  You will also be asked to approve the adjournment, postponement, or continuation of the special meeting, if necessary, to solicit additional proxies in favor of adoption of the merger agreement.

If the merger is completed, each outstanding share of North Penn common stock will be converted into the right to receive either: (1) $19.12 in cash, without interest, or (2) 0.6829 of a share of Norwood common stock. You will be able to elect to receive cash for all of your shares of North Penn common stock, shares of Norwood common stock for all of your shares of North Penn common stock or cash for some of your shares of North Penn common stock and Norwood common stock for the remainder.  Regardless of your choice, however, elections will be limited by the requirement that the aggregate amount of cash to be paid by Norwood (which includes, for this purpose, cash paid in settlement of stock options, unallocated shares held by the North Penn employee stock ownership plan and any dissenting shares) must equal $12,194,000.  Therefore, all allocations of cash and Norwood common stock that you will receive will depend on the elections of other North Penn shareholders.  The federal income tax consequences of the merger to you will depend on whether you receive cash, stock or a combination of cash and stock in exchange for your shares of North Penn common stock.

Under the terms of the merger agreement, the cash consideration and the exchange ratio will remain fixed, while the value of the stock consideration will fluctuate with the market price of Norwood common stock. Based on the closing price of Norwood common stock on the NASDAQ Global Market on December 14, 2010, the last trading day before public announcement of the merger agreement, the value of the stock consideration represented approximately $19.62 in value for each share of North Penn common stock. You should obtain current stock price quotations for Norwood and North Penn common stock.  Norwood common stock trades on the NASDAQ Global Market under the symbol “NWFL” and North Penn common stock trades on the OTC Bulletin Board under the symbol “NPBP.”

           Your board of directors has unanimously determined that the merger and the merger agreement are fair and in the best interests of North Penn and its shareholders and unanimously recommends that you vote “FOR” approval of the merger agreement and the merger.  The merger cannot be completed unless a majority of the votes cast at the special meeting at which a quorum is present vote to approve the merger agreement. Whether or not you plan to attend the special meeting of shareholders, please take the time to vote by completing the enclosed proxy card and mailing it in the enclosed envelope.  If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote “FOR” adoption of the merger agreement and “FOR” the proposal to adjourn the special meeting, if necessary, to solicit additional votes in favor of adoption of the merger agreement.

This proxy statement/prospectus provides you with detailed information about the proposed merger. It also contains information about Norwood and North Penn and related matters. You are encouraged to read this document carefully.  In particular, you should read the “Risk Factors” section beginning on page 16 for a discussion of the risks you should consider in evaluating the proposed merger and how it will affect you.

           On behalf of the board of directors, I thank you for your prompt attention to this important matter.

                Sincerely yours,

                Frederick L. Hickman
                President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission or bank regulatory agency has approved or disapproved of the merger, the issuance of the Norwood common stock in connection with the merger or the other transactions described in this proxy statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

            The securities to be issued in the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement/prospectus is dated February 25, 2011, and is first being mailed to shareholders of North Penn on or about March 4, 2011.

NORTH PENN BANCORP, INC.
216 Adams Avenue
Scranton, Pennsylvania 18503
(570) 344-6113

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To Be Held On April 8, 2011

NOTICE IS HEREBY GIVEN, that a special meeting of shareholders of North Penn Bancorp, Inc. will be held at The Radisson Lackawanna Station Hotel Scranton, located at 700 Lackawanna Avenue, Scranton, Pennsylvania, on Friday, April 8, 2011 at 9:00 a.m., local time, for the following purposes:

1.
To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated December 14, 2010, by and among Norwood Financial Corp., Wayne Bank, North Penn Bancorp, Inc. and North Penn Bank, under which North Penn will merge with and into Norwood;

2.	To consider and vote upon a proposal to adjourn, postpone or continue the special meeting, if necessary, to permit further solicitation of proxies in favor of adopting the merger agreement; and

3.	To transact such business as may properly come before the special meeting or any adjournment, postponement or continuance thereof.

Shareholders of record at the close of business on February 18, 2011 are entitled to notice of and to vote at the special meeting and at any adjournment or postponement thereof.  The enclosed proxy statement/prospectus describes the merger agreement in detail, and a copy of the merger agreement is annexed as Annex A to the proxy statement/prospectus and incorporated by reference therein.

The board of directors of North Penn unanimously recommends that North Penn’s shareholders vote “FOR” the proposal to approve the merger agreement and “FOR” the adjournment proposal described above.

Your vote is very important.  Your proxy is being solicited by the board of directors of North Penn.  The proposal to approve the merger agreement must be approved by the affirmative vote of a majority of the votes cast at the special meeting; provided, that a majority of the outstanding shares of North Penn common stock entitled to vote at the special meeting is present, in person or by proxy.  Whether or not you expect to attend the special meeting, please complete, sign and date the accompanying proxy card and return it in the enclosed postage prepaid envelope.  You may revoke your proxy by written notice to North Penn, by submitting a proxy card dated as of a later date or by voting in person at the special meeting.

Under Pennsylvania law, if the merger is completed, North Penn shareholders of record who do not vote to approve the merger agreement and otherwise comply with the applicable provisions of Pennsylvania law pertaining to dissenters’ rights will be entitled to exercise dissenters’ rights and obtain payment in cash of the fair value of their shares of North Penn common stock by following the procedures set forth in detail in the enclosed proxy statement/prospectus. A copy of the section of the Pennsylvania Business Corporation Law pertaining to dissenters’ rights is included as Annex C to the accompanying proxy statement/prospectus.

                By Order of the Board of Directors

                Frank H. Mechler
                Secretary

If you have any questions or need assistance voting your shares, please contact our proxy solicitor, Regan & Associates, Inc., toll-free at (800) 737-3426.

WHERE YOU CAN FIND MORE INFORMATION

This document, which is sometimes referred to as this “proxy statement/prospectus” constitutes a proxy statement of North Penn with respect to the solicitation of proxies for the North Penn special meeting and a prospectus of Norwood for the shares of common stock that Norwood will issue to North Penn’s shareholders in the Merger.

Norwood filed a registration statement on Form S-4 to register with the Securities and Exchange Commission (the “SEC”) the shares that Norwood will issue to North Penn’s shareholders in the merger. This proxy statement/prospectus constitutes a part of that registration statement on Form S-4.  For further information about Norwood, you should review the registration statement filed with the SEC.

Norwood and North Penn file annual, quarterly and current reports, proxy statements and other information with the SEC required to be filed by them as reporting companies under Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  You may read and copy any materials that Norwood and North Penn file with the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549 on official business days during the hours of 10:00 a.m. to 3:00 p.m. You should call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.  In addition, the SEC maintains an Internet site at www.sec.gov that contains the reports, proxy and information statements, and other information that Norwood and North Penn file with the SEC.  You may also obtain free copies of the documents that (i) Norwood files with the SEC by going to the Stockholder Services section of Norwood’s website, www.waynebank.com or by contacting William S. Lance, Senior Vice President and Chief Financial Officer, Norwood Financial Corp., 717 Main Street, Honesdale, Pennsylvania 18431, Telephone: (570) 253-1455, and (ii) North Penn files with the SEC by going to the Investor Relations section of North Penn’s website, www.northpennbank.com or by contacting Bridget Orue, Assistant Secretary, North Penn Bancorp, Inc., 216 Adams Avenue, Scranton, Pennsylvania 18503, Telephone: (570) 344-6113.  Information contained on Norwood’s and North Penn’s website is not incorporated into this proxy statement/prospectus and you should not consider information contained on either website to be part of this proxy statement/prospectus or any supplement thereto.

TABLE OF CONTENTS

Page
QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING	1
SUMMARY	7
RISK FACTORS	16
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	30
MARKET VALUE OF SECURITIES	31
COMPARATIVE PER SHARE DATA	32
THE SPECIAL MEETING OF SHAREHOLDERS	33
THE MERGER AND THE MERGER AGREEMENT	35
General	36
Background of the Merger	36
Reasons for the Merger and the Recommendation of the North Penn Board of Directors	40
Norwood’s Reasons for the Merger	43
Opinion of North Penn’s Financial Advisor	44
Consideration to be Received in the Merger	50
Election Procedures; Surrender of Stock Certificates	52
Allocation Procedures	53
Exchange Procedures	54
North Penn Stock Options	55
Accounting Treatment	55
Tax Consequences of the Merger	55
Regulatory Matters Relating to the Merger	59
Interests of Certain Persons in the Merger	60
Employee Matters	64
Time of Completion	65
Conditions to Completing the Merger	65
Conduct of Business Before the Merger	66
Covenants of North Penn and Norwood in the Merger Agreement	69
Representations and Warranties Made by North Penn and Norwood in the Merger Agreement	71
Terminating the Merger Agreement	72
Termination Fee	73
Expenses	73
Changing the Terms of the Merger Agreement	73
Dissenters’ Rights of Appraisal	73
SELECTED HISTORICAL FINANCIAL DATA FOR NORWOOD	77
SELECTED HISTORICAL FINANCIAL DATA FOR NORTH PENN	78
PRO FORMA DATA	89
COMPARISON OF SHAREHOLDER RIGHTS	88
DESCRIPTION OF NORWOOD CAPITAL STOCK	92
CERTAIN ANTI-TAKEOVER PROVISIONS OF NORWOOD’S ARTICLES OF INCORPORATION AND BYLAWS	93
BUSINESS OF NORWOOD	96
NORWOOD MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	108
BUSINESS OF NORTH PENN	134

NORTH PENN MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION	142
SUPERVISION AND REGULATION	153
MANAGEMENT FOLLOWING THE MERGER	163
Director Independence	165
Compensation Committee Interlocks and Insider Participation	165
Compensation Discussion and Analysis	165
Executive Compensation	169
Director Compensation	176
Related Party Transactions	177
SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS	177
Norwood	177
North Penn	179
Equity Compensation Plan Information	181
ADJOURNMENT OF THE SPECIAL MEETING	182
EXPERTS	182
LEGAL OPINIONS	183
OTHER MATTERS	183
NORTH PENN ANNUAL MEETING SHAREHOLDER PROPOSALS	183
INDEX TO FINANCIAL STATEMENTS	184

ANNEXES
A. Agreement and Plan of Merger, dated as of December 14, 2010, by and among Norwood Financial Corp., Wayne Bank, North Penn Bancorp, Inc. and North Penn Bank
B. Opinion of The Kafafian Group
C. Pennsylvania Business Corporation Law, Subchapter D of Chapter 15

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following are answers to certain questions that you may have regarding the merger and the special meeting. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to this proxy statement/prospectus.

Q:           Why am I receiving this document?

A:           Norwood and North Penn have agreed to combine under the terms of a merger agreement that is described in this proxy statement/prospectus. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A.  In order to complete the merger, North Penn shareholders must vote to approve the merger agreement and the merger. North Penn is holding a special meeting of shareholders to obtain this approval. This proxy statement/prospectus contains important information about the merger, the merger agreement, the special meeting, and other related matters, and you should read it carefully.

Q:           What will happen to North Penn as a result of the merger?

A:           If the merger is completed, North Penn will merge with and into Norwood and its separate corporate existence will end.  In addition, immediately following the merger, North Penn Bank will merge with and into Wayne Bank with Wayne Bank being the surviving bank.

Q:           What will North Penn shareholders receive in the merger?

A:           If the merger agreement is approved and the merger is subsequently completed, each outstanding share of North Penn common stock (other than any dissenting shares) will be converted into the right to receive either:

•	$19.12 in cash, without interest; or

•	0.6829 of a share of Norwood common stock,

in each case, subject to adjustment, election and allocation procedures specified in the merger agreement.

Shareholders may elect to receive all cash, all stock, or cash for some shares and stock for the remainder of the shares they own, subject to adjustment, election and allocation procedures specified in the merger agreement. The ability to receive all stock, all cash or a mix of both will depend on the elections of other North Penn shareholders. The allocation of the mix of consideration payable to North Penn shareholders in the merger will not be known until Norwood tallies the results of the cash/stock elections made by North Penn shareholders. No guarantee can be made that you will receive the amounts of cash or stock that you elect. See “The Merger and the Merger Agreement — Consideration to be Received in the Merger” beginning on page 50 and “— Allocation Procedures” beginning on page 53.

Q:           Will North Penn shareholders receive the form of consideration they elect?

A:           Each North Penn shareholder may not receive the form of consideration that it elects in the merger.  The allocation procedures in the merger agreement are intended to provide that the aggregate amount of cash paid as cash consideration, in settlement of outstanding stock options, for unallocated shares held by the North Penn Bank Employee Stock Ownership Plan (the “ESOP”) and for any

dissenting shares equals  $12,194,000 (the “Aggregate Cash Consideration”).  Pursuant to this limitation, if the aggregate number of shares with respect to which a valid cash consideration election is made multiplied by $19.12, together with amounts paid in settlement of stock options, unallocated shares held by the ESOP and any dissenting shares, is greater than the Aggregate Cash Consideration, a pro rata portion of those shares will be converted into the right to receive Norwood common stock such that the amount of cash paid out in the transaction is $12,194,000.   Similarly, if the number of shares pursuant to which a valid cash consideration election multiplied by $19.12, together with amounts paid in settlement of stock options, for unallocated shares held by the ESOP, and for any dissenting shares is less than the Aggregate Cash Consideration, shares for which no election has been made first and shares for which a stock consideration election has been made will be converted, as necessary, such that the amount of cash paid out in the transaction equals $12,194,000.

Q:           How do North Penn shareholders register their election for cash, Norwood common stock or a combination thereof?

A:           Each North Penn shareholder should complete and return an election form, along with the North Penn stock certificate(s), according to the instructions included with the form. The election form will be provided to North Penn shareholders under separate cover. The election deadline will be 5:00 p.m., Eastern time, on the date specified in the election form.  If you own shares of North Penn common stock in “street name” through a bank, broker or other financial institution and you wish to make an election, you should seek instructions from the financial institution holding your shares concerning how to make an election. If you do not send in the election form with your stock certificate(s) by the election deadline, you will be treated as though you had not made an election.

Q:           What happens if a North Penn shareholder does not make a valid election as to whether to receive cash or stock?

A:           If a North Penn shareholder does not return a properly completed election form by the election deadline specified in the election form, such shareholder’s shares of North Penn common stock will be considered “non-election shares” and will be converted into the right to receive the stock consideration or the cash consideration according to the allocation procedures specified in the merger agreement.

Q:           When will the merger be completed?

A:           We expect the merger will be completed when all of the conditions to completion contained in the merger agreement are satisfied or waived, including the receipt of required regulatory approvals and the approval of the merger agreement by North Penn shareholders at the special meeting. We currently expect to complete the merger during the second calendar quarter of 2011.  However, because fulfillment of some of the conditions to completion of the merger, such as the receipt of required regulatory approvals, is not entirely within our control, we cannot predict the actual timing.

Q:           What happens if the merger is not completed?

A:           If the merger is not completed, North Penn shareholders will not receive any consideration for their shares of common stock in connection with the merger. Instead, North Penn will remain an independent public company and its common stock will continue to be quoted on the OTC Bulletin Board. Under specified circumstances, North Penn may be required to pay to Norwood a fee with respect to the termination of the merger agreement, as described under “The Merger and the Merger Agreement — Termination Fee” beginning on page 73.

Q:           Who is being asked to approve matters in connection with the merger?

            A:            North Penn shareholders are being asked to vote to approve the merger agreement and the merger and to approve a proposal to adjourn the special meeting, if necessary, to solicit additional proxies.  No approval of Norwood shareholders is required.  Under Pennsylvania law, the merger cannot be completed unless North Penn shareholders vote to adopt the merger agreement and the merger.  By this proxy statement/prospectus, North Penn’s board of directors is soliciting proxies of North Penn shareholders to provide this approval at the special meeting of North Penn shareholders discussed below.

Q:           Should North Penn shareholders send in their stock certificates with their proxy card?

A:           No.  An election form and transmittal materials, with instructions for their completion, will be provided to North Penn shareholders under separate cover and the stock certificates should be sent at that time.

Q:           What are the material United States federal income tax consequences of the merger to North Penn shareholders?

A:           Norwood and North Penn will not be required to complete the merger unless they receive legal opinions from their respective counsel to the effect that the merger will qualify as a tax-free reorganization for United States federal income tax purposes.  Provided that the merger qualifies as a reorganization for United States federal income tax purposes, the specific tax consequences of the merger to a North Penn shareholder will depend upon the form of consideration such shareholder will receive in the merger.

The consequences of the merger to any particular shareholder will depend on that shareholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the merger.

 For a more detailed discussion of the material United States federal income tax consequences of the transaction, see “The Merger and the Merger Agreement — Tax Consequences of the Merger” beginning on page 55.

Q:           Are North Penn shareholders entitled to appraisal rights?

A:           Yes. Under Pennsylvania law, record holders of North Penn common stock who submit a written demand and do not vote in favor of the proposal to adopt the merger agreement will be entitled to seek appraisal rights in connection with the merger, and if the merger is completed, obtain payment in cash equal to the fair value of their shares of North Penn common stock instead of the merger consideration.  To exercise their appraisal rights, North Penn shareholders must strictly follow the procedures prescribed by Pennsylvania law. These procedures are summarized in this proxy statement/prospectus. In addition, the text of the applicable provisions of Pennsylvania law is included as Annex C to this document.  Failure to strictly comply with these provisions will result in the loss of appraisal rights.  For a more complete description of appraisal rights, please refer to the section entitled “The Merger and the Merger Agreement — Dissenters’ Rights of Appraisal” beginning on page 73.

Q:           Are there any risks that I should consider in deciding whether to vote for approval of the merger-related proposals?

A:           Yes. You should read and carefully consider the risk factors set forth in the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 16.

Q:           When and where will North Penn shareholders meet?

A:           North Penn will hold a special meeting of its shareholders on April 8, 2011, at 9:00 a.m., Eastern Time, at The Radisson Lackawanna Station Hotel Scranton, located at 700 Lackawanna Avenue, Scranton, Pennsylvania.

Q:           What matters are North Penn shareholders being asked to approve at the special meeting pursuant to the proxy statement/prospectus?

A:           North Penn shareholders are being asked to adopt the merger agreement and approve the transactions contemplated by the merger agreement, including the merger. North Penn shareholders also are being asked to approve a proposal to adjourn, postpone or continue the special meeting, if necessary, to solicit additional proxies in favor of adoption of the merger agreement.

Q:           What does North Penn’s Board of Directors recommend with respect to the proposals?

A:           North Penn’s board of directors has unanimously approved the merger agreement and determined that the merger agreement and the merger are fair to and in the best interests of North Penn and its shareholders and unanimously recommends that North Penn shareholders vote “FOR” the merger agreement and “FOR” the adjournment proposal.

Q:           Did the Board of Directors of North Penn receive an opinion from a financial advisor with respect to the merger?

A:            Yes. On December 14, 2010, The Kafafian Group, which we refer to in this proxy statement/prospectus as “TKG,” rendered its oral opinion to the board of directors of North Penn, subsequently confirmed in writing, that, as of such date and based upon and subject to the factors and assumptions described to the North Penn board during its presentation and set forth in the opinion, the consideration in the proposed merger was fair, from a financial point of view, to holders of North Penn common stock.  The full text of TKG’s written opinion is attached as Annex B to this proxy statement/prospectus.  North Penn shareholders are urged to read the opinion in its entirety.

Q:           Who can vote at the special meeting?

A:           Holders of record of North Penn common stock at the close of business on February 18, 2011, which is the record date for the special meeting, are entitled to vote at the special meeting.

Q:           How many votes must be represented in person or by proxy at the special meeting to have a quorum?

A:           The holders of a majority of the shares of North Penn common stock outstanding and entitled to vote at the special meeting, present in person or represented by proxy, will constitute a quorum at the special meeting.

Q:           What vote by shareholders is required to approve each of the proposals?

A:           Assuming a quorum is present at the special meeting, approval of the merger agreement will require the affirmative vote of the holders of a majority of the votes cast at the special meeting.  Approval of the adjournment proposal will require the affirmative vote of a majority of the votes cast at the special meeting assuming a quorum is present. Abstentions and broker non-votes will have no effect on voting for or against the merger agreement proposal or the adjournment proposal.

As of the record date for the special meeting, directors and executive officers of North Penn, together with their affiliates, had sole or shared voting power over approximately 17.7% of the North Penn common stock outstanding and entitled to vote at the special meeting.

Q:           How may the North Penn shareholders vote their shares for the proposals being presented at the special meeting?

A:           North Penn shareholders may vote by completing, signing, dating and returning the proxy card in the enclosed prepaid return envelope as soon as possible. This will enable their shares to be represented and voted at the special meeting.

Q:           Will a broker or bank holding shares in “street name” for a North Penn shareholder automatically vote those shares for a shareholder at the special meeting?

A:           No. A broker or bank WILL NOT be able to vote your shares with respect to the North Penn merger agreement proposal without first receiving instructions from you on how to vote. If your shares are held in “street name,” you will receive separate voting instructions with your proxy materials. It is therefore important that you provide timely instruction to your broker or bank to ensure that all shares of North Penn common stock that you own are voted at the special meeting.

Q:           Will North Penn shareholders be able to vote their shares in person at the Special Meeting?

A:           Yes. Submitting a proxy will not affect the right of any North Penn shareholder to vote in person at the special meeting.  However, if a North Penn shareholder holds shares in “street name,” the shareholder must first ask its broker or bank how to vote those shares in person at the special meeting and obtain a “legal proxy.”

Q:           What do North Penn shareholders need to do now?

A:           After carefully reading and considering the information contained in this proxy statement/prospectus, please vote your shares promptly.  If you hold your shares of North Penn common stock as a shareholder of record, you should complete, sign, date and promptly return the enclosed proxy card. The proxy card will instruct the persons named on the proxy card to vote your North Penn shares at the special meeting as you direct. If you sign and send in a proxy card and do not indicate how you wish to vote, the proxy will be voted “FOR” the special meeting proposals.  If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. Submitting your proxy card or directing your bank or broker to vote your shares will ensure that your shares are represented and voted at the special meeting.

Q:           What should a North Penn shareholder do if he or she receives more than one set of voting materials?

A:           As a North Penn shareholder, you may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple North Penn proxy cards or voting instruction cards.  For example, if you hold your North Penn shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold North Penn shares.  If you are a holder of record and your North Penn shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this proxy statement/prospectus in the section entitled “The Special Meeting of Shareholders” beginning on page 33.

Q:           May a North Penn shareholder change or revoke the shareholder’s vote after submitting a proxy?

A:           Yes.  If you have not voted through your broker, you can change your vote by:

•	providing written notice of revocation to the Corporate Secretary of North Penn, which must be filed with the Corporate Secretary by the time the special meeting begins;

•	submitting a new proxy card (any earlier proxies will be revoked automatically); or

•	attending the special meeting and voting in person. Any earlier proxy will be revoked. However, simply attending the special meeting without voting will not revoke your proxy.

•	If you have instructed a broker to vote your shares, you must follow your broker’s directions to change your vote.

Q:           What happens if I sell my shares of North Penn common stock before the special meeting?

A:           The record date for North Penn shareholders entitled to vote at the special meeting is earlier than both the date of the special meeting and the completion of the merger.  If you transfer your North Penn shares of common stock after the record date but before the special meeting, you will, unless special arrangements are made, retain your right to vote at the special meeting but will transfer the right to receive the merger consideration to the person to whom you transfer your shares.

Q:           Who can help answer my questions?

A:           If you have any questions about the merger or the special meeting, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact North Penn’s proxy solicitor, Regan & Associates, Inc. at (800) 737-3426.

SUMMARY

This summary, together with the section of this proxy statement/prospectus entitled “Questions and Answers About the Merger and the Special Meeting” highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you.  To understand the merger fully, and for a more complete description of the legal terms of the merger, you should carefully read this entire proxy statement/prospectus, the annexes attached to this proxy statement/prospectus and the documents which are referred to in this proxy statement/prospectus. The Agreement and Plan of Merger dated as of December 14, 2010 is attached as Annex A to this proxy statement/prospectus. We have included page references in parentheses to direct you to the appropriate place in this proxy statement/prospectus for a more complete description of the topics presented in this summary.  The terms “we,” “us” and “our” refer to both Norwood and North Penn. This summary and the rest of this document contain forward-looking statements about events that are not certain to occur, and you should not place undue reliance on those statements.  Please carefully read “Cautionary Statement Regarding Forward-Looking Information” on page 30 of this document.

The Parties

Norwood Financial Corp.
717 Main Street
Honesdale, Pennsylvania  18431
(570) 253-1455

Norwood Financial Corp., a Pennsylvania corporation, is the holding company for Wayne Bank.  Wayne Bank is a Pennsylvania chartered commercial bank headquartered in Honesdale, Pennsylvania.  Wayne Bank was originally chartered on February 17, 1870 as Wayne County Savings Bank. Wayne County Savings Bank changed its name to Wayne County Bank and Trust in December 1943. In September 1993, Wayne Bank adopted the name Wayne Bank. On March 29, 1996, Wayne Bank completed a holding company reorganization and became a wholly owned subsidiary of Norwood.  Wayne Bank is an independent community bank with five offices in Wayne County, three offices in Pike County and three offices in Monroe County. It offers a wide variety of personal and business credit services and trust and investment products and real estate settlement services to the consumers, businesses, nonprofit organizations, and municipalities in each of the communities that it serves. Wayne Bank primarily serves the Pennsylvania counties of Wayne, Pike and Monroe, and to a much lesser extent, the counties of Lackawanna and Susquehanna. In addition, Wayne Bank operates eleven ATMs, one in each of its branch locations.  Norwood’s common stock is traded on the NASDAQ Global Market under the symbol “NWFL.”

At September 30, 2010, Norwood had total assets of $534.6 million, deposits of $398.6 million, and stockholders’ equity of $68.4 million.

North Penn Bancorp, Inc.
216 Adams Avenue
Scranton, Pennsylvania  18503
(570) 344-6113

North Penn Bancorp, Inc., a Pennsylvania corporation, is the holding company for North Penn Bank, a Pennsylvania savings bank headquartered in Scranton, Pennsylvania. North Penn Bank operates five full-service locations in Northeast Pennsylvania.  North Penn Bank conducts a community banking business, offering a variety of deposit and loan products to individuals and small businesses in its market area. North Penn’s common stock is quoted on the OTC Bulletin Board under the symbol “NPBP.OB.”

At September 30, 2010, North Penn had total assets of $164.5 million, total deposits of $136.5 million and total stockholders’ equity of $19.9 million.

The Merger and the Merger Agreement (page 35)

The terms and conditions of the merger are contained in the merger agreement, which is attached to this proxy statement/prospectus as Annex A. We encourage you to read this agreement carefully, as it is the legal document that governs the merger.

Under the terms of the merger agreement, North Penn will merge with and into Norwood with Norwood as the surviving entity of the merger.  Immediately thereafter, North Penn Bank will merge with and into Norwood’s wholly owned banking subsidiary Wayne Bank with Wayne Bank as the surviving entity of the bank merger.

Consideration to be Received in the Merger (page 50)

Under the terms of the merger agreement, North Penn shareholders (other than dissenting shareholders) have the opportunity to elect, for each outstanding share of North Penn common stock they own, to receive:

•	$19.12 in cash, without interest, which we refer to as the “cash consideration;” or

•	0.6829 of a share of Norwood common stock, which we refer to as the “stock consideration.”

North Penn shareholders may also elect to receive the cash consideration for some of their shares of North Penn common stock and the stock consideration for the remainder.  Elections will be subject to the adjustment, election and allocation procedures specified in the merger agreement.

The allocation procedures are intended to provide that the amount of cash Norwood will expend in the merger which includes the aggregate number of shares for which it pays the cash consideration, the cash paid in settlement of outstanding options, the cash consideration paid for unallocated shares held by the ESOP as well as any amounts paid to dissenting shareholders will equal $12,194,000.  In the event the cash consideration pool is oversubscribed, North Penn shareholders who make a cash election will receive a mix of cash and stock consideration in the merger. In the event the cash consideration pool is undersubscribed, shares for which no election has been made first and shares for which a stock consideration election has been made will be converted, as necessary, such that the amount of cash paid out in the transaction equals $12,194,000.  The allocation of the mix of consideration payable to North Penn shareholders in the merger will not be known until Norwood tallies the results of the cash/stock elections made by North Penn shareholders.

Election Procedures; Surrender of Stock Certificates (page 52)

An election form and transmittal materials, with instructions for their completion, will be provided to North Penn shareholders of record as of February 18, 2011 under separate cover. The election form entitles such shareholders to elect to receive cash, Norwood common stock, or to elect cash for some of their shares and stock for the remainder, or make no election with respect to the merger consideration. To make an effective election, a North Penn shareholder of record must submit a properly completed election form along with the stock certificate(s) to the exchange agent by the election deadline, which shall be as specified in the election form.  North Penn shareholders are urged to carefully read and follow the instructions for completion of the election form and to submit the form in advance of the election deadline.

Effective Time of the Merger (page 65)

The merger will occur after the satisfaction of all the closing conditions, including the receipt of all regulatory and shareholder approvals and after the expiration of all regulatory waiting periods.  As of the date of this proxy statement/prospectus, the parties expect that the merger will be effective during the second calendar quarter of 2011.  However, there can be no assurance as to when or if the merger will occur.

North Penn Special Meeting of Shareholders (page 33)

A special meeting of the shareholders of North Penn will be held at The Radisson Lackawanna Station Hotel Scranton, located at 700 Lackawanna Avenue, Scranton, Pennsylvania, at 9:00 a.m., Eastern Time, on April 8, 2011, for the following purposes:

•	to approve the proposal to adopt the merger agreement and approve the transactions contemplated by the merger agreement, including the merger;

•	to approve a proposal to adjourn, postpone or continue the special meeting, if necessary, to permit further solicitation of proxies in favor of adopting the merger agreement; and

•	to transact any other business which may properly come before the special meeting or any adjournment, postponement or continuance of the special meeting.

You can vote at the special meeting of North Penn shareholders if you owned North Penn common stock at the close of business on February 18, 2011, the record date.  On that date, there were 1,336,136 shares of North Penn common stock outstanding and entitled to vote, approximately 17.7% of which were owned and entitled to be voted by North Penn directors and executive officers and their affiliates.  These individuals have entered into agreements with Norwood requiring them to vote all of these shares in favor of adoption of the merger agreement.  You can cast one vote for each share of North Penn common stock you owned on the record date.

In order to approve the proposal to adopt the merger agreement, assuming a quorum is present at the North Penn special meeting, the holders of at least a majority of the votes cast must be in favor of the proposal.  In order to approve the adjournment proposal, if necessary, the holders of a majority of the votes cast in person or represented by proxy at the special meeting and entitled to vote must vote in favor of the proposal.

Recommendation of the North Penn Board of Directors and Reasons for the Merger (page 40)

The North Penn board of directors has unanimously determined that the merger agreement and the merger are fair to and in the best interests of North Penn and its shareholders and accordingly unanimously approved the merger agreement and recommends that North Penn shareholders vote “FOR” the adoption of the merger agreement.

In determining whether to approve the merger agreement and recommend adoption of the merger agreement to the North Penn shareholders, North Penn’s board considered the factors described under “The Merger and the Merger Agreement — Reasons for the Merger and Recommendation of the North Penn Board of Directors.”

Opinion of North Penn’s Financial Advisor (page 44 and Annex B)

On December 14, 2010, TKG rendered its oral opinion to the board of directors of North Penn, subsequently confirmed in writing, that, as of such date and based upon and subject to the factors and assumptions described to the North Penn board during its presentation and set forth in its written opinion, the consideration in the proposed merger was fair, from a financial point of view, to holders of North Penn common stock.  The full text of TKG’s written opinion, which sets forth the assumptions made, matters considered and limits on the review undertaken in connection with the opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated by reference herein.  North Penn shareholders are urged to read the opinion in its entirety.  TKG’s written opinion is addressed to the board of directors of North Penn, is directed only to the consideration in the merger and does not constitute a recommendation as to how any holder of North Penn common stock should vote with respect to the merger or any other matter.

Interests of North Penn Directors and Executive Officers in the Merger (page 60)

In considering the recommendation of the board of directors of North Penn to adopt the merger agreement, you should be aware that officers and directors of North Penn have employment and other compensation agreements or plans that give them interests in the merger that may be different from, or in addition to, their interests as North Penn shareholders. These interests and agreements include:

•
employment agreements that provide for severance payments and other benefits following a change in control and a termination of employment by the employer for reasons other than cause, disability, retirement or death;

•
addendums to the employment agreements entered into between Norwood and each of Mr. Frederick L. Hickman, Mr. Thomas J. Dziak and Mr. Thomas A. Byrne.  In the addendum to his employment agreement, Mr. Hickman agreed, among other things, that the maximum change in control severance benefit under his employment agreement will be $597,344.  Mr. Dziak agreed, among other things, that he would not compete with Norwood or any of its subsidiaries for a period beginning on the effective date of the merger and ending on the later of four months following the date of the merger or three months following his termination of employment with Norwood.  Mr. Byrne agreed that if he is an employee in good standing with Norwood as of the date that is one month following the effective date of the merger he would receive $50,000 and if he is an employee in good standing with Norwood as of the date that is 12 months following the effective date of the merger he would receive $30,000, that he would not compete with Norwood or any of its subsidiaries for a period beginning on the effective date of the merger and ending on the later of one year following the date of the merger or three months following his termination of employment with Norwood and certain other matters;

•
reimbursement to Mr. Hickman if payments under the employment agreements or any other payments trigger liability under Sections 280G and 4999 of the Internal Revenue Code for an excise tax on “excess parachute payments;”

•
the accelerated vesting of all outstanding unvested stock options held by North Penn directors and executive officers and the exchange of each of these stock options for the excess of the cash consideration over the per share exercise price of the respective option;

•	the accelerated vesting of all outstanding unvested restricted shares of common stock held by North Penn directors and executive officers;

•	the fact that one current director of North Penn will be appointed as a director of Norwood when the merger is completed;

•
the fact that the current North Penn directors who are not otherwise eligible for a severance or change in control payment (other than the one appointed to the Norwood board) will be entitled to receive a retainer in the amount of $1,000 per month for an 18 month period in exchange for their efforts in promoting the combined entity after the effective time of the merger; and

•	rights of North Penn officers and directors to indemnification and directors’ and officers’ liability insurance.

These additional interests of North Penn’s executive officers and directors may create potential conflicts of interest and cause these persons to view the proposed transaction differently than you may view it as a shareholder.

North Penn’s board of directors was aware of these interests and took them into account, among other matters, in its decision to approve the merger agreement and the transactions contemplated thereby, including the merger. For information concerning these interests, please see the discussion under the caption “The Merger and the Merger Agreement — Interests of Certain Persons in the Merger,” beginning on page 60.

Regulatory Approvals Required for the Merger (page 59)

Completion of the merger is subject to various regulatory approvals or waivers, including, in connection with the planned merger of our subsidiary banks following completion of the merger, the Federal Deposit Insurance Corporation (the “FDIC”) and the Pennsylvania Department of Banking (the “Department”).  We have also requested a waiver from the Federal Reserve Board (the “FRB”) of its application requirement. We have completed, or will complete, filing all the required applications and notices with regulatory authorities. We also have made or will make filings with various other federal and state regulatory agencies and self-regulatory organizations, notifying, or requesting approval from, those agencies and organizations for or in connection with the merger and the bank merger. Although we currently believe we should be able to obtain all required regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them or, if obtained, whether they will contain terms, conditions or restrictions not currently contemplated that will be detrimental to or have a material adverse effect on Norwood after the completion of the merger.

Conditions to Completing the Merger (page 65)

Completion of the merger depends on a number of conditions being satisfied or waived, including the following:

•	approval of the merger agreement by North Penn’s shareholders;

•	receipt of all required regulatory approvals and the expiration of all statutory waiting periods;

•
there shall be no actual or threatened causes of action, investigations or proceedings (1) challenging the validity or legality of the merger agreement or the consummation of the merger, or (2) seeking damages in connection with the merger, or (3) seeking to restrain or invalidate the merger; unless actual or threatened causes of action, investigations or proceedings would not have a material adverse effect with respect to the interests of Norwood or North Penn, as the case may be;

•	Norwood’s registration statement of which this proxy statement/prospectus is a part being effective;

•	the shares of Norwood common stock having been approved for listing on the NASDAQ, subject to official notice of issuance; and

•
the other party having performed in all material respects its obligations under the merger agreement, the other party’s representations and warranties being true and correct as of the effective date of the merger and receipt of a certificate signed by the other party’s chief executive officer to that effect.

Norwood’s obligations to consummate the merger are also conditioned on the following:

•
there shall have been no determination by Norwood that any fact, event, or condition exists or has occurred that would have a material adverse effect on North Penn or the consummation of the  transactions contemplated by the merger agreement;

•
receipt by North Penn of all consents and approvals from third parties (other than those required from regulatory authorities) required to complete the merger, unless failure to obtain those consents or approvals would not have a material adverse effect on the merger or Norwood after completion of the merger;

•
there shall be no action taken by an regulatory authority, which, in connection with approval of the merger, imposes, in the judgment of Norwood, any material adverse requirement upon Norwood or any Norwood subsidiary, including, without limitation, any requirement that Norwood sell or dispose of any significant amount of assets of North Penn, or any other Norwood subsidiary;

Although we anticipate that the closing will occur during the second calendar quarter of 2011, because the satisfaction of certain of these conditions is beyond our control, we cannot be certain when, or if, the conditions to the merger will be satisfied or waived or whether or not the merger will be completed.

No Solicitation; Board Recommendation (page 69)

North Penn has agreed not to initiate, solicit, encourage or knowingly facilitate any inquiries or proposals from any third party relating to an acquisition of North Penn, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to, any acquisition proposal. Notwithstanding these restrictions, the merger agreement provides that, under specified circumstances prior to shareholder approval of the merger agreement, in response to an unsolicited bona fide acquisition proposal from a third party if, in the good faith judgment of the North Penn board of directors (after consultation with its legal counsel and financial advisor) (i) it is legally necessary for the proper discharge of its fiduciary duties to respond to such proposal and (ii) such proposal constitutes a “superior proposal” as compared to the terms of the merger with Norwood, North Penn may furnish information regarding North Penn and participate in discussions and negotiations with such third party.   North Penn has agreed to submit the merger agreement for adoption by its shareholders. The North Penn board has recommended that its shareholders vote in favor of adopting the merger agreement and has agreed that it will not withdraw, qualify or adversely modify its recommendation to its shareholders to vote in favor of adoption of the merger agreement, except as permitted under the merger agreement in connection with an unsolicited superior acquisition proposal after giving effect to any adjustments that may be offered by Norwood.

Termination; Termination Fee (pages 72 and 73)

Norwood and North Penn may mutually agree at any time to terminate the merger agreement without completing the merger, even if the North Penn shareholders have adopted the merger agreement in connection with the merger.  The merger agreement may also be terminated and the merger abandoned at any time prior to the effective time of the merger, as follows:

•	by the mutual written consent of Norwood and North Penn;

•	by either party, if the shareholders of North Penn fail to approve the merger agreement;

•	by either party, if a required regulatory approval, consent or waiver is denied;

•
by either party, if the merger is not consummated by October 31, 2011 or other mutually agreed upon later date, unless failure to complete the merger by that time is due to a breach of a representation, warranty or covenant by the party seeking to terminate the merger agreement;

•
by either party, if the other party materially breaches any representation, warranty, covenant or agreement contained in the merger agreement, or in the event of an inaccuracy of any representation or warranty by the other party, in either case that has not been cured within 30 days following written notice to such party;

•	by Norwood, if North Penn fails to hold its shareholder meeting to vote on the merger within the time frame set in the merger agreement;

•	by Norwood, if the board of directors of North Penn does not recommend approval of the merger to the North Penn shareholders or withdraws or revises its recommendation in a manner adverse to Norwood;

•
by North Penn, if prior the approval of the merger agreement by the shareholders of North Penn, it receives a superior proposal from a third party that, in the good faith determination of North Penn’s board of directors, the board is required to accept in order to comply with its fiduciary duties and Norwood does not make an offer at least as favorable to North Penn within 5 days after notice; or

•
by North Penn, at any time during a 5 day period beginning on the date that all required regulatory approvals have been received (the “Determination Date”) if both of the following conditions are satisfied:

o
The average of the daily closing sales prices for the Norwood common stock for the 20 consecutive trading days immediately preceding the Determination Date (the “Norwood Market Value”) is less than $22.40;

o
The number obtained by dividing the Norwood Market Value by $28.00 is less than the number obtained by dividing the average closing prices of the NASDAQ Bank Index for the 20 consecutive trading days immediately preceding the Determination Date divided by the NASDAQ Index Price on December 14, 2010 minus 0.20;

unless within five business days of notice of such termination, Norwood notifies North Penn that it will increase the exchange ratio for the stock consideration so that the

Norwood Market Value is equal to a dollar amount that is the lesser of $22.40 or the amount obtained by reducing the Initial Norwood Market Value ($28.00) by the percentage change in the NASDAQ Bank Index less 20 percentage points.

North Penn may be required to pay to Norwood a termination fee of $1.125 million in certain circumstances described under “The Merger and the Merger Agreement — Termination Fee” beginning on page 73.

Material United States Federal Income Tax Consequences of the Merger (page 55)

Norwood and North Penn will not be required to complete the merger unless they receive legal opinions from their respective counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Provided that the merger qualifies as a reorganization for United States federal income tax purposes, the specific tax consequences of the merger to a North Penn shareholder will depend upon the form of consideration such North Penn shareholder receives in the merger.

•
If you receive solely shares of Norwood common stock and cash instead of a fractional share of Norwood common stock in exchange for your North Penn common stock, then you generally will not recognize any gain or loss, except with respect to the cash received instead of a fractional share of Norwood common stock.

•
If you receive solely cash, then you generally will recognize gain or loss equal to the difference between the amount of cash you receive and your cost basis in your North Penn common stock. Generally, any gain recognized upon the exchange will be capital gain, and any such capital gain will be long-term capital gain if you have established a holding period of more than one year for your shares of North Penn common stock.

•
If you receive a combination of Norwood common stock and cash, other than cash instead of a fractional share of Norwood common stock, in exchange for your North Penn common stock, then you may recognize gain, but you will not recognize loss, upon the exchange of your shares of North Penn common stock for shares of Norwood common stock and cash. If the sum of the fair market value of the Norwood common stock and the amount of cash you receive in exchange for your shares of North Penn common stock exceeds the cost basis of your shares of North Penn common stock, you will recognize taxable gain equal to the lesser of the amount of such excess or the amount of cash you receive in the exchange. Generally, any gain recognized upon the exchange will be capital gain, and any such capital gain will be long-term capital gain if you have established a holding period of more than one year for your shares of North Penn common stock. Depending on certain facts specific to you, any gain could instead be characterized as ordinary dividend income.

For a more detailed discussion of the material United States federal income tax consequences of the transaction, see “The Merger and the Merger Agreement — Tax Consequences of the Merger” beginning on page 55.

The consequences of the merger to any particular shareholder will depend on that shareholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the merger.

Stock Market Listing (page 65)

Application will be made by Norwood to have the shares of Norwood common stock to be issued in the merger approved for listing on the NASDAQ Global Market, which is the principal trading market for existing shares of Norwood common stock.  It is a condition to both parties’ obligation to complete the merger that such approval be obtained, subject to official notice of issuance.

Comparison of Shareholder Rights (page 80)

The rights of North Penn shareholders who continue as Norwood shareholders after the merger will be governed by the articles of incorporation and bylaws of Norwood rather than by the articles of incorporation and bylaws of North Penn.

Appraisal Rights (page 73 and Annex C)

North Penn is organized under Pennsylvania law.  Under applicable Pennsylvania law, North Penn shareholders are entitled to dissent from the merger and obtain payment of the judicially determined “fair value” of their shares of North Penn common stock.  The judicially determined “fair value” could be more or less than the merger consideration.  If you wish to dissent from the merger:

•	you must submit a written demand to North Penn before the vote upon the merger agreement at the special meeting; and

•	you may not vote in favor of the merger agreement.

In submitting your written demand, you must follow the procedures set forth in Subchapter D of Chapter 15 of the Pennsylvania Business Corporation Law of 1988, a copy of which is attached as Annex C to this proxy statement/prospectus.

Comparative Market Prices and Share Information (page 31)

Norwood common stock is traded on the NASDAQ Global Market under the symbol “NWFL.”  North Penn common stock is quoted on the OTC Bulletin Board the symbol “NPBP.” The following table shows the last closing sale prices of Norwood common stock as reported on the NASDAQ Global Market and the last closing sales prices of the North Penn common stock as reported on the OTC Bulletin Board respectively, as of December 14, 2010, the last trading day before we announced the merger, and on February 18, 2011, the latest practicable date prior to mailing this proxy statement/prospectus.  The table also presents the equivalent value of the merger consideration per share of North Penn common stock on December 14, 2010 and February 18, 2011. The equivalent value per share of North Penn common stock on such dates is calculated by multiplying the closing price of Norwood common stock on those dates by 0.6829, which represents the number of shares of Norwood common stock that North Penn shareholders electing to receive Norwood common stock would receive in the merger for each share of North Penn common stock.

	Norwood Common Stock	North Penn Common Stock	North Penn Equivalent Per Share Value
At December 14, 2010	$28.73	$10.90	$19.62
At February 18, 2011	$27.05	$17.90	$18.47

The market price of Norwood common stock and North Penn common stock will fluctuate prior to the merger.  You should obtain current stock price quotations for the shares.

RISK FACTORS

In addition to the other information contained in this proxy statement/prospectus, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Statements,” North Penn shareholders should carefully consider the following risk factors in deciding whether to vote for adoption of the merger agreement. You should also consider the other information in this proxy statement/prospectus. See “Where You Can Find More Information” in the forepart of this proxy statement/prospectus.

Risks Related to the Merger

North Penn Shareholders May Not Receive the Form of Merger Consideration They Elect.

The merger agreement contains provisions relating to adjustment, election and allocation of the merger consideration under certain circumstances. The allocation procedures are intended to provide that the aggregate amount of cash paid by Norwood in the merger will equal $12,194,000.  Cash paid in settlement of outstanding stock options, in exchange for unallocated shares held by the ESOP and for any dissenting shares counts towards this cash limitation.

Norwood common stock may be issued to North Penn shareholders who make cash elections if the cash consideration pool is oversubscribed, so that aggregate cash consideration payable to North Penn shareholders in the merger will equal $12,194,000. Similarly, cash may be paid to North Penn shareholders who make stock elections if the cash consideration pool is undersubscribed so that the aggregate cash paid in the merger will equal $12,194,000.  In addition, the aggregate cash consideration pool may be decreased, and the aggregate stock consideration pool may be increased, in order for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Since the cash consideration will be paid for only approximately 45% of the North Penn shares outstanding at the effective time of the merger, it is possible that the cash consideration pool will be oversubscribed and North Penn shareholders who elect to receive the cash consideration will receive a mix of cash and stock consideration in the merger. It is also possible that the cash consideration pool could be undersubscribed and that North Penn shareholders who elect to receive the stock consideration will receive a mix of cash and stock in exchange for their shares. The allocation of the mix of consideration payable to North Penn shareholders in the merger will not be known until Norwood tallies the results of the cash/stock elections made by North Penn shareholders. North Penn shareholders may not receive the amounts of cash or stock they elected. Accordingly, if there is an oversubscription of cash or an oversubscription of stock, it is likely that North Penn shareholders will not receive a portion of the merger consideration in the form that they elect, which could result in, among other things, tax consequences that differ from those that would have resulted had such shareholders received the form of consideration they elected.

Because the Market Price of Norwood Common Stock May Fluctuate, North Penn Shareholders Cannot be Sure of the Value of the Stock Consideration They May Receive.

North Penn shareholders may elect to receive cash, stock or mixed consideration in the merger. The exchange ratio of 0.6829 of a share of Norwood common stock per share of North Penn common stock at which Norwood is issuing its shares as part of the merger consideration is fixed (subject to customary anti-dilution adjustments and potential adjustment in certain circumstances involving a decline in Norwood’s stock price that exceeds a specified index).

Consequently, changes in the price of Norwood common stock prior to completion of the merger will affect the value of any shares of Norwood common stock North Penn shareholders may receive upon completion of the merger. The value of the Norwood stock consideration will vary from the date of the announcement of the merger agreement, the date that this proxy statement/prospectus was mailed, the date of the special meeting and the date the merger is completed and thereafter. At the time that the merger is completed, the value of the stock consideration could be more or less than the value of the cash consideration. Accordingly, at the time of the special meeting, you will not know or be able to determine the value of the Norwood common stock you may receive upon completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in the respective businesses, operations and prospects, and regulatory considerations of Norwood and North Penn. Many of these factors are beyond Norwood’s and North Penn’s control.

North Penn Shareholders Who Make Elections May Be Unable to Sell Their Shares in the Market Pending the Merger.

North Penn shareholders may elect to receive cash, stock or mixed consideration in the merger by completing an election form that will be sent under separate cover.  Elections will require that shareholders making the election turn in their North Penn stock certificates. This means that during the time between when the election is made and the date the merger is completed, North Penn shareholders will be unable to sell their North Penn common stock. If the merger is unexpectedly delayed, this period could extend for a significant period of time. North Penn shareholders can shorten the period during which they cannot sell their shares by delivering their election shortly before the election deadline. However, elections received after the election deadline will not be accepted or honored.

North Penn Shareholders Will Have a Reduced Ownership and Voting Interest After the Merger and Will Exercise Less Influence Over Management.

North Penn shareholders currently have the right to vote in the election of the board of directors of North Penn and on other matters affecting North Penn. Upon the completion of the merger, each North Penn shareholder who receives shares of Norwood common stock will become a shareholder of Norwood with a percentage ownership of Norwood that is smaller than the shareholder’s percentage ownership of North Penn. It is currently expected that the former shareholders of North Penn as a group will receive shares in the merger constituting approximately 16.2% of the outstanding shares of Norwood common stock immediately after the merger.  Because of this, North Penn shareholders may have less influence on the management and policies of Norwood than they now have on the management and policies of North Penn.

Norwood May Fail to Realize the Anticipated Benefits of the Merger.

The success of the merger will depend on, among other things, Norwood’s ability to realize anticipated cost savings and to combine the businesses of Wayne Bank and North Penn Bank in a manner that permits growth opportunities and does not materially disrupt the existing customer relationships of North Penn Bank or result in decreased revenues due to any loss of customers. If Norwood is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

Norwood and North Penn have operated and, until the completion of the merger, will continue to operate, independently. Certain employees of North Penn may not be employed after the merger. In addition, employees of North Penn that Norwood wishes to retain may elect to terminate their employment as a result of the merger, which could delay or disrupt the integration process. It is possible that the integration process could result in the disruption of Norwood’s or North Penn’s ongoing businesses or cause inconsistencies in standards, controls, procedures and policies that adversely affect the ability of Norwood or North Penn to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger.

Regulatory Approvals May Not Be Received, May Take Longer than Expected or May Impose Conditions that Are Not Presently Anticipated or Cannot Be Met.

Before the transactions contemplated in the merger agreement, including the merger, may be completed, various approvals must be obtained from the bank regulatory and other governmental authorities. These governmental entities may impose conditions on the completion of the merger or require changes to the terms of the merger agreement. Although the parties do not currently expect that any such conditions or changes would be imposed, such conditions or changes may be imposed, and such conditions or changes could have the effect of delaying completion of the transactions contemplated in the merger agreement or imposing additional costs on or limiting Norwood’s revenues, any of which might have a material adverse effect on Norwood following the merger. In addition, the regulatory approvals may not be received at any time, may not be received in a timely fashion, and may contain conditions on the completion of the merger.

The Merger Agreement May Be Terminated in Accordance with Its Terms and the Merger May Not Be Completed.

The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include: approval of the merger agreement by North Penn shareholders, regulatory approvals, absence of orders prohibiting the completion of the merger, effectiveness of the registration statement of which this proxy statement/prospectus is a part, approval of the shares of Norwood common stock to be issued to North Penn shareholders for listing on the NASDAQ Global Market, the continued accuracy of the representations and warranties by both parties and the performance by both parties of their covenants and agreements, and the receipt by both parties of legal opinions from their respective tax counsels.

In addition, certain circumstances exist whereby North Penn may choose to terminate the merger agreement, including if Norwood’s share price declines to below $22.40 (subject to customary anti-dilution adjustments) as of the first date when all regulatory approvals for the merger have been received, combined with such decline being at least 20% greater than a corresponding decline in the value of the NASDAQ Bank Index, and no adjustment pursuant to a specified formula is made to the exchange ratio by Norwood. See “The Merger and the Merger Agreement — Terminating the Merger Agreement” beginning on page 72 for a more complete discussion of the circumstances under which the merger agreement could be terminated. Therefore, the conditions to closing of the merger may not be fulfilled and the merger may not be completed.

Termination of the Merger Agreement Could Negatively Impact North Penn.

If the merger agreement is terminated, there may be various consequences, including:

•
North Penn’s businesses may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger; and

•	the market price of North Penn common stock might decline to the extent that the current market price reflects a market assumption that the merger will be completed.

If the merger agreement is terminated and North Penn’s board of directors seeks another merger or business combination, North Penn shareholders cannot be certain that North Penn will be able to find a party willing to offer equivalent or more attractive consideration than the consideration Norwood has agreed to provide in the merger.

If the merger agreement is terminated under certain circumstances, North Penn may be required to pay a termination fee of $1.125 million to Norwood.  See “The Merger and the Merger Agreement — Termination Fee” beginning on page 73.

Norwood Will Be Subject to Business Uncertainties and Contractual Restrictions While the Merger is Pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on North Penn and consequently on Norwood. These uncertainties may impair North Penn’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with North Penn to seek to change existing business relationships with North Penn. Retention of certain employees may be challenging during the pendency of the merger, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, Norwood’s business following the merger could be negatively impacted. In addition, the merger agreement restricts North Penn from making certain acquisitions and taking other specified actions until the merger occurs without the consent of Norwood. These restrictions may prevent North Penn from pursuing attractive business opportunities that may arise prior to the completion of the merger. See “The Merger and the Merger Agreement — Conduct of Business Before the Merger” beginning on page 66 for a description of the restrictive covenants to which North Penn is subject.

The Merger Agreement Limits North Penn’s Ability to Pursue Alternatives to the Merger.

The merger agreement contains “no-shop” provisions that, subject to limited exceptions, limit North Penn’s ability to initiate, solicit, encourage or knowingly facilitate any inquiries or competing third-party proposals, or engage in any negotiations, or provide any confidential information, or have any discussions with any person relating to a proposal to acquire all or a significant part of North Penn. In addition, North Penn has agreed to pay Norwood a termination fee in the amount of $1.125 million in the event that Norwood or North Penn terminates the merger agreement for certain reasons. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of North Penn from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire North Penn than it might otherwise have proposed to pay.  Until the merger agreement is approved by North Penn shareholders, North Penn can consider and participate in discussions and negotiations with respect to an alternative unsolicited bona fide acquisition proposal (subject to its obligation to pay a termination fee under certain circumstances) so long as the North Penn board of directors determines in good faith (after consultation with legal counsel and its financial advisor) that it is legally necessary to do so to comply with its fiduciary duties to North Penn shareholders under Pennsylvania law and that such alternative acquisition proposal constitutes a superior proposal.  North Penn has agreed to keep Norwood apprised of developments, discussions and negotiations relating to any such acquisition proposal.

North Penn Directors and Officers May Have Interests in the Merger Different from the Interests of North Penn Shareholders.

The interests of some of the directors and executive officers of North Penn may be different from those of North Penn shareholders, and directors and officers of North Penn may be participants in arrangements that are different from, or are in addition to, those of North Penn shareholders. These interests are described in more detail in the section of this proxy statement/prospectus entitled “The Merger and the Merger Agreement — Interests of Certain Persons in the Merger” beginning on page 60.

The Shares of Norwood Common Stock to Be Received by North Penn Shareholders as a Result of the Merger Will Have Rights Different from the Shares of North Penn Common Stock.

Upon completion of the merger, the rights of former North Penn shareholders who become Norwood shareholders will be governed by the articles of incorporation and bylaws of Norwood. The rights associated with North Penn common stock are different from the rights associated with Norwood common stock. See “Comparison of Shareholder Rights” beginning on page 88 for a discussion of the different rights associated with Norwood common stock.

The Unaudited Pro Forma Combined Financial Information Included in this Proxy Statement/Prospectus Is Preliminary and the Actual Financial Condition and Results of Operations After the Merger May Differ Materially.

The unaudited pro forma combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what Norwood’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The pro forma combined financial information reflects adjustments, which are based upon preliminary estimates, to record the North Penn identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this proxy statement/prospectus is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of North Penn as of the date of the completion of the merger.  Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this proxy statement/prospectus.  For more information, see “Pro Forma Data” beginning on page 80.

The fairness opinion obtained by North Penn from its financial advisor will not reflect changes in circumstances subsequent to the date of the fairness opinion.

TKG, North Penn’s financial advisor in connection with the merger, has delivered to the board of directors of North Penn its opinion dated as of December 14, 2010.  The opinion of TKG stated that as of such date, and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid to the holders of the outstanding shares of North Penn common stock pursuant to the merger agreement was fair from a financial point of view to such holders. The opinion does not reflect changes that may occur or may have occurred after the date of the opinion, including changes to the operations and prospects of Norwood or North Penn, changes in general market and economic conditions or regulatory or other factors. Any such changes, or changes in other factors on which the opinion is based, may materially alter or affect the relative values of Norwood and North Penn.

Risks Related to Norwood’s Business

Norwood’s success will depend upon its ability to effectively manage its future growth.

Norwood believes that it has in place the management and systems, including data processing systems, internal controls and a strong credit culture, to support continued growth. However, its continued growth and profitability depend on the ability of its officers and key employees to manage such growth effectively, to attract and retain skilled employees and to maintain adequate internal controls and a strong credit culture. Accordingly, there can be no assurance that Norwood will be successful in managing its expansion, and the failure to do so would adversely affect its financial condition and results of operations.

If Norwood experiences loan losses in excess of its allowance, its earnings will be adversely affected.

The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral for the loan. Management of Norwood maintains an allowance for loan losses based upon, among other things, historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, Norwood makes various assumptions and judgments about the ultimate collectibility of the loan portfolio and provides an allowance for loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectibility is considered questionable. If Norwood’s management’s assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb future losses, or if the bank regulatory authorities require it to increase the allowance for loan losses as a part of their examination process, Norwood’s earnings and capital could be significantly and adversely affected.

As of September 30, 2010, Norwood’s allowance for loan losses was $5.5 million which represented 1.54% of outstanding loans.  At such date, Norwood had 15 nonperforming loans totaling $3.7 million and eight impaired loans totaling $13.3 million. Norwood actively manages its nonperforming loans in an effort to minimize credit losses. Although management of Norwood believes that its allowance for loan losses is adequate, there can be no assurance that the allowance will prove sufficient to cover future loan losses. Further, although management of Norwood uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to its non-performing or performing loans. Material additions to its allowance for loan losses would result in a decrease in its net income and capital, and could have a material adverse effect on its financial condition and results of operations and the value of its common stock.

Most of Norwood’s loans are to commercial borrowers, which have a higher degree of risk than other types of loans.

Commercial loans are often larger and may involve greater risks than other types of lending. Because payments on such loans are often dependent on the successful operation of the property or business involved, repayment of such loans may be more sensitive than other types of loans due to adverse conditions in the real estate market or the economy. Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial loans typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself and the general economic environment. If the cash flow from business operations is reduced, the borrower’s ability to repay the loan may be impaired.

Most of Norwood’s loans are secured, in whole or in part, with real estate collateral which is subject to declines in value.

In addition to the financial strength and cash flow characteristics of the borrower in each case, Norwood often secures its loans with real estate collateral. As of September 30, 2010, approximately 89.1% of its loans, had real estate as a primary or secondary component of collateral. In addition, approximately 39.3% of its securities portfolio consisted of mortgage-backed securities issued by either Fannie Mae (FNMA), Freddie Mac (FHLMC) or Government National Mortgage Association (GNMA). Real estate values and real estate markets are generally affected by, among other things, changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies, and acts of nature. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower. If real estate prices in Norwood’s markets decline, the value of the real estate collateral securing the loans could be reduced. If Norwood is required to liquidate the collateral securing a loan during a period of reduced real estate values to satisfy the debt, its earnings and capital could be adversely affected.

Norwood may be required to record other-than-temporary impairment charges with respect to its investment securities portfolio and restricted stock.

As of September 30, 2010, Norwood had approximately $11.8 million in investments, including mortgage-backed securities on which it had unrealized losses of $78,000.  In addition, Norwood had $3.5 million of restricted stock in the FHLB of Pittsburgh, which has suspended the payment of dividends and has limited its repurchases of excess capital stock. Norwood may be required to record impairment charges on its investments and FHLB stock if they suffer a decline in value that is considered other-than-temporary. Numerous factors, including lack of liquidity for resales of certain investment securities, absence of reliable pricing information for investment securities, adverse changes in the business climate, or adverse actions by regulators could have a negative effect on the value of the investments and mortgage backed securities. If an impairment charge is significant enough to result in a loss for the period, it could affect the ability of Wayne Bank to upstream dividends to Norwood, which could have a material adverse effect on its liquidity and ability to pay dividends to shareholders and could also negatively impact its regulatory capital ratios and result in it not being classified as “well capitalized” for regulatory purposes.

Higher FDIC deposit insurance premiums and assessments could adversely affect Norwood’s earnings and financial condition.

FDIC insurance premiums increased substantially in 2009 and banks may be required to pay higher FDIC premiums in the future.  The large number of bank failures has significantly depleted the Deposit Insurance Fund (the “DIF”) and reduced the ratio of reserves to insured deposits below the designated reserve ratio.  To restore the DIF, the FDIC adopted a revised risk-based deposit insurance assessment schedule, which significantly raised deposit insurance premiums on all insured banks.  The FDIC also imposed a five basis point special assessment payable September 30, 2009 on each insured depository institution’s assets minus Tier 1 capital as of June 30, 2009.   In order to increase the funds available to the DIF, the FDIC required all insured depository institutions to prepay their federal deposit insurance assessments through 2012.  The prepayment was based on the institution’s assessment base and assessment rate as of September 30, 2009 assuming 5% annual growth in deposits and a three basis point increase in the assessment rate during years 2011 and 2012.  The prepayment was recorded on the balance sheet as a non-earning prepaid expense asset against which future quarterly assessments will be charged.

Norwood participated in the FDIC’s Temporary Liquidity Guarantee Program which provided federal deposit insurance coverage for noninterest-bearing transaction deposit accounts in excess of $250,000.  For this additional coverage, Norwood paid the FDIC an annual assessment of 10 basis points on the amounts in excess of $250,000 during 2009 and which was increased to between 15 and 25 basis points, depending on the institution’s risk category in 2010.  To the extent that these assessments are insufficient to cover any loss or expenses arising from the program, the FDIC is authorized to impose an emergency special assessment on all FDIC-insured depository institutions.  These changes will cause Norwood’s deposit insurance expense to increase and could significantly increase its noninterest expense in and for the foreseeable future.

The soundness of other financial institutions could adversely affect Norwood.

Norwood’s ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions.  Defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by Norwood or by other institutions.  There is no assurance that any such losses would not materially and adversely affect its results of operations.

Recently enacted financial reform legislation could substantially increase Norwood’s compliance burden and costs and necessitate changes in the conduct of its business.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was signed into law. The Dodd-Frank Act will have a broad impact on the financial services industry, including significant regulatory and compliance changes. Many of the requirements called for in the Dodd-Frank Act will be implemented over time and most will be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full extent of the impact such requirements will have on Norwood’s operations is unclear. The changes resulting from the Dodd-Frank Act may impact the profitability of its business activities, require changes to certain of its business practices, impose upon it more stringent capital, liquidity and leverage requirements or otherwise adversely affect its business. In particular, the following provisions of the Dodd-Frank Act, among others, are expected to impact Norwood’s operations and activities, both currently and prospectively:

•	The imposition of capital requirements on Norwood that are no less stringent than those applicable to Wayne Bank, which may reduce its flexibility in raising capital;

•	Changes in methodologies for calculating deposit insurance premiums and increases in required deposit insurance fund reserve levels, which could increase its deposit insurance expense;

•	Elimination of restrictions on interstate branching, which could allow more competitors to enter Norwood’s market area; and

•	Imposition of comprehensive, new consumer protection requirements, which could substantially increase its compliance burden and potentially expose it to new liabilities.

Further, Norwood may be required to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements under the Dodd-Frank Act. Failure to comply with the new requirements may negatively impact its results of operations and financial condition. While Norwood cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on it, these changes could be materially adverse to its investors.

Recent legislative and regulatory initiatives to address difficult market and economic conditions may not stabilize the U.S. banking system.

In response to this financial crisis affecting the banking system and financial markets, the United States Congress enacted the Emergency Economic Stabilization Act of 2008 and the American Recovery and Reinvestment Act of 2009. Under these and other laws and government actions:

•
the U.S. Department of the Treasury, or “Treasury,” has provided capital to financial institutions and adopted programs to facilitate and finance the purchase of problem assets and finance asset-backed securities via the Troubled Assets Relief Program, or “TARP”;

•	the FDIC provided temporary liquidity guarantee, or “TLG”, of all FDIC-insured institutions and their affiliates’ debt, as well as deposits in noninterest-bearing transaction deposit accounts; and

•	the federal government has undertaken various forms of economic stimulus, including assistance to homeowners in restructuring mortgage payments on qualifying loans.

TARP and the TLG are winding down, and the effects of this wind-down cannot be predicted. In addition, the federal government is considering various proposals for a comprehensive overhauling reform of the financial services industry and markets and coordinating reforms with other countries. There can be no assurance that these various initiatives or any other future legislative or regulatory initiatives will be successful at improving economic conditions globally, nationally or in Norwood’s markets, or that the measures adopted will not have adverse consequences.

Recent levels of market volatility are unprecedented.

The capital and credit markets have recently experienced volatility and disruption which reached unprecedented levels. In some cases, the markets produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. If these levels of market disruption and volatility return, there can be no assurance that Norwood will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

Liquidity risk could impair Norwood’s ability to fund operations and jeopardize its financial condition.

Liquidity is essential to Norwood’s business. An inability to raise funds through deposits, borrowings, the sale of loans and investments and other sources could have a substantial negative effect on its liquidity.  Norwood’s access to funding sources in amounts adequate to finance its activities or on terms which are acceptable to it could be impaired by factors that affect it specifically or the financial services industry or economy in general.  Factors that could detrimentally impact Norwood’s access to liquidity sources include a decrease in the level of its business activity as a result of a downturn in the markets in which its loans are concentrated or adverse regulatory action against it. Norwood’s ability to borrow could also be impaired by factors that are not specific to it, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of the recent turmoil faced by banking organizations and the deterioration in credit markets.

Norwood may elect or be compelled to seek additional capital in the future, but that capital may not be available when it is needed.

Norwood is required by federal and state regulatory authorities to maintain adequate levels of capital to support its operations.  In addition, Norwood may elect to raise additional capital to support its business or to finance acquisitions, or may otherwise elect or be required to raise additional capital.  In that regard, a number of financial institutions have recently raised considerable amounts of capital in response to a deterioration in their results of operations and financial condition arising from the turmoil in the mortgage loan market, deteriorating economic conditions, declines in real estate values and other factors.  Should Norwood be required by regulatory authorities to raise additional capital, it may seek to do so through the issuance of, among other things, its common stock or preferred stock.

Norwood’s ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside its control, and on its financial performance. Accordingly, there can be no assurance of its ability to raise additional capital if needed or on terms acceptable to it.  If Norwood is unable to raise additional capital when needed, it may have a material adverse effect on its financial condition, results of operations and prospects.

Norwood’s business is geographically concentrated and is subject to regional economic factors that could have an adverse impact on its business.

Substantially all of Norwood’s business is with customers in its market area of Northeastern Pennsylvania.  Most of its customers are consumers and small and medium-sized businesses which are dependent upon the regional economy. Adverse changes in economic and business conditions in its markets could adversely affect its borrowers, their ability to repay their loans and to borrow additional funds, and consequently Norwood’s financial condition and performance.

Additionally, Norwood often secures its loans with real estate collateral, most of which is located in Northeastern Pennsylvania. A decline in local economic conditions could adversely affect the values of such real estate. Consequently, a decline in local economic conditions may have a greater effect on its earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are geographically diverse.

The loss of senior executive officers and certain other key personnel could hurt Norwood’s business.

Norwood’s success depends, to a great extent, upon the services of Lewis J. Critelli, its President and Chief Executive Officer.  Although Norwood has an employment agreement with non-compete provisions with Mr.  Critelli, the existence of such agreement does not assure that it will retain his services. The unexpected loss of Mr. Critelli could have a material adverse effect on its operations. From time to time, Norwood may also need to recruit personnel to fill vacant positions for experienced lending officers and branch managers. Competition for qualified personnel in the banking industry is intense, and there can be no assurance that Norwood will continue to be successful in attracting, recruiting and retaining the necessary skilled managerial, marketing and technical personnel for the successful operation of our existing lending, operations, accounting and administrative functions or to support the expansion of the functions necessary for our future growth. The inability to hire or retain key personnel could have a material adverse effect on Norwood’s results of operations.

Norwood’s legal lending limits are relatively low and restrict its ability to compete for larger customers.

At September 30, 2010, Norwood’s lending limit per borrower was approximately $10.2 million, or 15% of its capital plus allowance for loan losses. Accordingly, the size of loans that it can offer to potential borrowers is less than the size of loans that many of its competitors with larger capitalization are able to offer. Norwood may engage in loan participations with other banks for loans in excess of its legal lending limits. However, there can be no assurance that such participations will be available at all or on terms which are favorable to it and its customers.

Risks Related to Norwood’s Common Stock

There is a limited trading market for the Norwood common stock, which may adversely impact your ability to sell your shares and the price you receive for your shares.

Although the Norwood common stock is quoted on the NASDAQ Global Market, there has been limited trading activity in the stock and an active trading market is not expected to develop. This means that there may be limited liquidity for the shares of Norwood common stock you may receive in the merger, which may make it difficult to buy or sell the Norwood common stock, may negatively affect the price at which it sells and may cause volatility in the price of the Norwood common stock.

There are restrictions on Norwood’s ability to pay cash dividends.

Although Norwood has paid cash dividends on a quarterly basis since 1996, and Wayne Bank paid dividends for many previous years, there is no assurance that Norwood will continue to pay cash dividends. Future payment of cash dividends, if any, will be at the discretion of the board of directors and will be dependent upon Norwood’s financial condition, results of operations, capital requirements and such other factors as the Board may deem relevant and will be subject to applicable federal and state laws that impose restrictions on its ability to pay dividends.

Norwood common stock is not insured and you could lose the value of your entire investment.

An investment in shares of Norwood common stock is not a deposit and is not insured against loss by the government.

Norwood’s management and significant shareholders control a substantial percentage of its stock and therefore have the ability to exercise substantial control over its affairs.

As of September 30, 2010, Norwood’s directors and executive officers beneficially owned approximately 212,000 shares, or approximately 7.3% of its common stock, including options to purchase 140,885 shares, in the aggregate, of the Norwood common stock at exercise prices ranging from $10.36 to $31.50 per share.  Following the merger, the percentage beneficial ownership, including options, of Norwood’s directors and executive officers is expected to be approximately 6.4%.  Because of the large percentage of stock held by its directors and executive officers and other significant shareholders, these persons could influence the outcome of any matter submitted to a vote of its shareholders.

We may issue additional shares of common or preferred stock, which may dilute the ownership and voting power of our shareholders and the book value of our common stock.

Norwood is currently authorized to issue up to 10,000,000 shares of common stock of which 2,760,895 shares are currently outstanding and an additional 532,402 shares are estimated to be issued in the merger, and up to 5,000,000 shares of preferred stock of which no shares are outstanding. The board of directors has authority, without action or vote of the shareholders, to issue all or part of the authorized but unissued shares and to establish the terms of any series of preferred stock.  These authorized but unissued shares could be issued on terms or in circumstances that could dilute the interests of other shareholders. In addition, a total of 250,000 shares of common stock have been reserved for issuance under the Norwood Financial Corp. 2006 Stock Option Plan, of which 121,700 were issued as of September 30, 2010. As of September 30, 2010, options to purchase a total of 140,885 shares were exercisable and had exercise prices ranging from $10.36 to $31.50. Any such issuance will dilute the percentage ownership interest of shareholders and may further dilute the book value of our common stock.

Provisions of Norwood’s Articles of Incorporation and the Pennsylvania Business Corporation Law could deter takeovers which are opposed by the Board of Directors.

Norwood’s articles of incorporation require the approval of 80% of the outstanding shares for any merger or consolidation unless the transaction meets certain fair price criteria or the business combination has been approved or authorized by the board of directors. In addition, its articles of incorporation may require the disgorgement of profits realized by any person who attempts to acquire control of Norwood. As a Pennsylvania corporation with a class of securities registered with the Securities and Exchange Commission, Norwood is governed by certain provisions of the Pennsylvania Business Corporation Law that, among other things, permit the disparate treatment of certain shareholders; prohibit calls of special meetings of shareholders; require unanimous written consent for shareholder action in lieu of a meeting; require shareholder approval for certain transactions in which a shareholder has an interest; and impose additional requirements on business combinations with persons who are the beneficial owners of more than 20% of Norwood’s stock.

Risks Related to Norwood’s Industry

Norwood operates in a competitive market which could constrain its future growth and profitability.

Norwood operates in a competitive environment, competing for deposits and loans with commercial banks, savings associations and other financial entities. Competition for deposits comes primarily from other commercial banks, savings associations, credit unions, money market and mutual funds and other investment alternatives. Competition for loans comes primarily from other commercial banks, savings associations, mortgage banking firms, credit unions and other financial intermediaries. Many of the financial intermediaries operating in its market area offer certain services, such as international banking services, which it does not offer. Moreover, banks with a larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the needs of larger customers.

Norwood is required to comply with extensive and complex governmental regulation which can adversely affect its business.

Norwood’s operations are and will be affected by current and future legislation and by the policies established from time to time by various federal and state regulatory authorities. It is subject to supervision and periodic examination by the FRB, the FDIC and the Department.  Banking regulations, designed primarily for the safety of depositors, may limit a financial institution’s growth and the return to its investors by restricting such activities as the payment of dividends, mergers with or acquisitions by other institutions, investments, loans and interest rates, interest rates paid on deposits, expansion of branch offices, and the offering of securities or trust services. Norwood is also subject to capitalization guidelines established by federal law and could be subject to enforcement actions to the extent that it is found by regulatory examiners to be undercapitalized.  It is not possible to predict what changes, if any, will be made to existing federal and state legislation and regulations or the effect that any such changes may have on its future business and earnings prospects. Further, the cost of compliance with regulatory requirements may adversely affect Norwood’s ability to operate profitability.

In addition, the monetary policies of the FRB have had a significant effect on the operating results of banks in the past and are expected to continue to do so in the future. Among the instruments of monetary policy used by the FRB to implement its objectives are changes in the discount rate charged on bank borrowings and changes in the reserve requirements on bank deposits. It is not possible to predict what changes, if any, will be made to the monetary policies of the FRB or to existing federal and state legislation or the effect that such change may have on Norwood’s future business and earnings prospects.

Norwood realizes income primarily from the difference between interest earned on loans and investments and interest paid on deposits and borrowings, and changes in interest rates may adversely affect its profitability and assets.

Changes in prevailing interest rates may hurt Norwood’s business.  Norwood derives its income mainly from the difference or “spread” between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. In general, the larger the spread, the more it earns. When market rates of interest change, the interest it receives on its assets and the interest it pays on its liabilities will fluctuate. This can cause decreases in its spread and can adversely affect its income.

Interest rates affect how much money Norwood can lend. For example, when interest rates rise, the cost of borrowing increases and loan originations tend to decrease. In addition, changes in interest rates can affect the average life of loans and investment securities. A reduction in interest rates generally results in increased prepayments of loans and mortgage-backed securities, as borrowers refinance their debt in order to reduce their borrowing cost. This causes reinvestment risk, because Norwood generally is not able to reinvest prepayments at rates that are comparable to the rates it earned on the prepaid loans or securities. Changes in market interest rates could also reduce the value of it financial assets. If Norwood is unsuccessful in managing the effects of changes in interest rates, its financial condition and results of operations could suffer.

As a public company, Norwood is subject to numerous reporting requirements that are currently evolving and could substantially increase its operating expenses and divert management’s attention from the operation of its business.

The Sarbanes-Oxley Act of 2002, which became law in July 2002, has required changes in some of Norwood’s corporate governance, securities disclosure and compliance practices. In response to the requirements of that Act, the SEC has promulgated new rules covering a variety of subjects. Compliance with these new rules has significantly increased Norwood’s legal and financial and accounting costs, and it expects these increased costs to continue. In addition, compliance with the requirements has taken a significant amount of management’s and the board of directors’ time and resources. Likewise, these developments may make it more difficult for it to attract and retain qualified members of our board of directors, particularly independent directors, or qualified executive officers.

As directed by Section 404 of the Sarbanes-Oxley Act, the SEC adopted rules requiring public companies to include a report of management on Norwood’s internal control over financial reporting in their annual reports on Form 10-K that contains an assessment by management of the effectiveness of Norwood’s internal control over financial reporting. In addition, the independent registered public accounting firm auditing Norwood’s financial statements must report on the effectiveness of Norwood’s internal control over financial reporting. If Norwood is ever unable to conclude that it has effective internal control over financial reporting or, if its independent auditors are unable to provide it with an unqualified report as to the effectiveness of its internal control over financial reporting for any future year-ends as required by Section 404, investors could lose confidence in the reliability of its financial statements, which could result in a decrease in the value of its securities.

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. These forward-looking statements include, but are not limited to, (i) the financial condition, results of operations and business of Norwood and North Penn; (ii) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (iii) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iv) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. When used in this document, the words “believes,” “anticipates,” “contemplates,” “expects,” and similar expressions are intended to identify forward-looking statements.   These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

In addition to the factors discussed under “Risk Factors,” the following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	Norwood’s and North Penn’s businesses may not be combined successfully, or such combination may take longer to accomplish than expected;
•	the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;
•	operating costs, customer losses and business disruption following the merger, including adverse effects of relationships with employees, may be greater than expected; and
•	governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger.

Neither Norwood nor North Penn undertakes any obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

MARKET VALUE OF SECURITIES

Norwood.  Norwood’s common stock is traded on the NASDAQ Global Market under the symbol “NWFL”. As of February 18, 2011, there were approximately 1,500 shareholders based on transfer agent mailings.

The following table sets forth the price range and cash dividends declared per share regarding common stock for the period indicated:

	Closing Price Range		Cash dividends
Year 2011	High	Low	declared per share
First Quarter (through February 18, 2011)	$27.96	$26.25	$—

Year 2010
First Quarter	$29.49	$25.22	$0.28
Second Quarter	28.76	23.94	0.28
Third Quarter	29.10	24.42	0.28
Fourth Quarter	29.99	25.75	0.29

Year 2009
First Quarter	$29.45	$22.95	$0.27
Second Quarter	32.00	24.10	0.27
Third Quarter	33.25	30.57	0.27
Fourth Quarter	31.10	25.50	0.28

North Penn.  North Penn’s common stock is quoted on the OTC Bulletin Board under the symbol “NPBP.OB”.  An active trading market does not currently exist for the North Penn common stock. The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.  As of February 18, 2011, there were approximately 387 holders of record of North Penn common stock.

The following table shows the high and low closing sales prices of the North Penn common stock as reported on the OTC Bulletin Board  the periods shown and the quarterly cash dividends declared per share for the periods indicated.  Market quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission, and may not necessarily reflect actual transactions.

	Closing Price Range		Cash dividends
Year 2011	High	Low	declared per share
First Quarter (through February 18, 2011)	$17.90	$16.90	$0.04

Year 2010
First Quarter	$10.00	$9.10	$0.09
Second Quarter	11.00	9.35	0.04
Third Quarter	10.95	9.05	0.04
Fourth Quarter	17.50	10.55	0.04

Year 2009
First Quarter	$8.00	$6.00	$0.03
Second Quarter	8.80	6.00	0.03
Third Quarter	9.25	8.55	0.03
Fourth Quarter	9.25	8.75	0.03

COMPARATIVE PER SHARE DATA

The following table sets forth historical per share information for Norwood and North Penn and additional information as if the companies had been combined for the periods shown, which we refer to as “pro forma” information. The pro forma information is based upon the assumption that the total number of shares of North Penn common stock outstanding immediately prior to the completion of the merger will be 1,336,130 (including unvested shares of restricted stock) and utilizes the exchange ratio of 0.6829.  It is further assumed that a total of $3.32 million is paid in settlement of outstanding stock options and unallocated ESOP shares and that there are no dissenting shareholders.  Based on these assumptions, 779,492 of the 1,336,130 shares of North Penn common stock would be exchanged for Norwood common stock, with the balance of the North Penn shares being exchanged for cash.

The North Penn pro forma equivalent per share amounts are calculated by multiplying the Norwood pro forma combined book value per share, cash dividends per share and basic and diluted net income per share by the exchange ratio of 0.6829 so that the per share amounts equate to the respective values for one share of North Penn common stock. The unaudited pro forma Norwood per share equivalents are calculated by combining the Norwood historical share amounts with pro forma amounts from North Penn, assuming the exchange ratio of 0.6829.

We present below for Norwood and North Penn historical, unaudited pro forma combined and pro forma equivalent per share financial data for the year ended December 31, 2009 and the interim period ended September 30, 2010.  This data should be read together with the selected historical financial data of Norwood and North Penn and the unaudited pro forma combined condensed financial statements included in this document. This data should also be read together with Norwood’s consolidated financial statements and related notes beginning on page F-1 and North Penn’s consolidated financial statements and related notes beginning on page F-50 of this proxy statement/prospectus.  The per share data is not necessarily indicative of the operating results that Norwood would have achieved had it completed the merger as of the beginning of the periods presented and should not be considered as representative of future operations.

	Norwood Historical	North Penn Historical	Pro Forma Norwood	Equivalent Pro Forma North Penn(1)
Book value per share
September 30, 2010	$24.79	$16.01	$25.31	$17.28
December 31, 2009	23.25	14.49	23.66	16.16
Cash dividends declared per share
Nine months ended September 30, 2010	0.84	0.17	0.84	0.57
Year ended December 31, 2009	1.09	0.12	1.09	0.74
Basic net income per share
Nine months ended September 30, 2010	1.99	0.63	1.89	1.29
Year ended December 31, 2009	2.57	0.57	2.35	1.60
Diluted net income per share
Nine months ended September 30, 2010	1.99	0.62	1.87	1.28
Year ended December 31, 2009	2.55	0.57	2.33	1.59

(1)
The North Penn equivalent pro forma information shows the effect of the merger from the perspective of an owner of North Penn common stock. We calculated the North Penn equivalent information by multiplying the Norwood and North Penn combined pro forma per share amounts by the exchange ratio of 0.6829 and after giving effect to the pro forma adjustments. The calculations do not reflect the cash component of the merger consideration.

THE SPECIAL MEETING OF SHAREHOLDERS

North Penn is mailing this proxy statement/prospectus to you as a North Penn shareholder on or about March 4, 2011. With this proxy statement/prospectus, North Penn is sending you a notice of the North Penn special meeting of shareholders and a form of proxy that is solicited by the North Penn board of directors.  The special meeting will be held on April 8, 2011 at 9:00 a.m., Eastern Time, at The Radisson Lackawanna Station Hotel Scranton, located at 700 Lackawanna Avenue, Scranton, Pennsylvania.

Matters to be Considered

The purpose of the special meeting of shareholders is to vote on the adoption of the merger agreement, pursuant to which North Penn will be merged with and into Norwood.

You are also being asked to vote upon a proposal to adjourn, postpone or continue the special meeting of shareholders, if necessary, to permit further solicitation of proxies in favor of adopting the merger agreement.  North Penn could use any adjournment or postponement for the purpose, among others, of allowing additional time to solicit proxies.

Who Can Vote at the Meeting

You are entitled to vote the shares of North Penn common stock that you owned as of the close of business on February 18, 2011.  As of the close of business on February 18, 2011, a total of 1,336,136 shares of North Penn common stock were outstanding.  Each share of common stock has one vote.

North Penn’s articles of incorporation provide that record holders of North Penn common stock who beneficially own, either directly or indirectly, in excess of 10% of the outstanding shares of North Penn common stock are not entitled to any vote with respect to the shares held in excess of the 10% limit.

Ownership of Shares; Attending the Meeting

You may own shares of North Penn in one of the following ways:

•	directly in your name as the shareholder of record;

•	indirectly through a broker, bank or other holder of record in “street name”; or

•
indirectly in the North Penn Bancorp, Inc. Stock Fund of the North Penn Bank Employees’ Savings and Profit Sharing Plan and Trust (the “401(k) Plan”) or in the North Penn Bank Employee Stock Ownership Plan (the “ESOP”).

If your shares are registered directly in your name, you are the holder of record of these shares and we are sending these proxy materials directly to you.  As the holder of record, you have the right to give your proxy directly to us or to vote in person at the meeting.  If you hold your shares in street name, your broker, bank or other holder of record is sending these proxy materials to you.  As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote by filling out a voting instruction form that accompanies your proxy materials.  Your broker, bank or other holder of record may allow you to provide voting instructions by telephone or by the Internet.  Please see the instruction form provided by your broker, bank or other holder of record that accompanies this proxy statement.  If you hold your shares in street name, you will need proof of ownership to be admitted to the meeting.  A recent brokerage statement or letter from a bank or broker are examples of proof of ownership.  If you want to vote your shares of North Penn common stock held in street name in person at the meeting, you must obtain a written proxy in your name from the broker, bank or other nominee who is the record holder of your shares.

Quorum and Vote Required

Quorum.  We will have a quorum and will be able to conduct the business of the special meeting if the holders of a majority of the outstanding shares of common stock entitled to vote are present at the meeting, either in person or by proxy.

Votes Required for Proposals.  Under Pennsylvania law, approval of at least a majority of the votes cast at the special meeting is required to approve the merger agreement.  As of the record date, directors and executive officers of North Penn and their affiliates, had the right to vote approximately 236,366 shares of North Penn common stock, or 17.7% of the outstanding shares of North Penn common stock at that date.  Each of the directors and executive officers of North Penn has entered into a voting agreement with Norwood to vote all of his shares of North Penn common stock in favor of the merger.

Approval of the proposal to adjourn, postpone or continue the special meeting, if necessary, for the purpose of soliciting additional proxies requires the affirmative vote of the holders of a majority of the votes cast in person or represented by proxy at the special meeting, whether or not a quorum is present.

How We Count Votes.  If you return valid proxy instructions or attend the meeting in person, we will count your shares for purposes of determining whether there is a quorum, even if you abstain from voting.  Broker non-votes also will be counted for purposes of determining the existence of a quorum.

Voting by Proxy

The board of directors of North Penn is sending you this proxy statement/prospectus for the purpose of requesting that you allow your shares of North Penn common stock to be represented at the special meeting by the persons named in the enclosed proxy card.  All shares of North Penn common stock represented at the special meeting by properly executed and dated proxy cards will be voted according to the instructions indicated on the proxy card.  If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by North Penn’s board of directors.   The board of directors recommends a vote “FOR” each of the proposals.

If any matters not described in this proxy statement/prospects are properly presented at the special meeting, the persons named in the proxy card will use their own best judgment to determine how to vote your shares.  If the special meeting is postponed or adjourned, your North Penn common stock may be voted by the persons named in the proxy card on the new special meeting date as well, unless you have revoked your proxy.  We do not know of any other matters to be presented at the special meeting.

You may revoke your proxy at any time before the vote is taken at the meeting.  To revoke your proxy, you must either advise the Corporate Secretary of North Penn in writing before your shares of North Penn common stock have been voted at the special meeting, deliver a later dated proxy or attend the meeting and vote your shares in person.  Attendance at the special meeting will not in itself constitute revocation of your proxy.

Participants in the ESOP and 401(k) Plan

If you participate in the ESOP or if you hold shares through the 401(k) Plan, you will receive a voting instruction form for each plan that reflects all shares you may direct the trustees to vote on your behalf under the plans.  Under the terms of the ESOP, the ESOP trustee votes all shares held by the ESOP, but each ESOP participant may direct the trustee how to vote the shares of common stock allocated to his or her account.  The ESOP trustee, subject to the exercise of its fiduciary duties, will vote all unallocated shares of North Penn common stock held by the ESOP and allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions.  Under the terms of the 401(k) Plan, a participant is entitled to direct the trustee as to the shares in the North Penn Bancorp, Inc. Stock Fund credited to his or her account.  The trustee, subject to its fiduciary duties, will vote all shares for which no directions are given or for which instructions were not timely received in the same proportion as shares for which the trustee received voting instructions.    The deadline for returning your voting instructions to each plan’s trustee is April 1, 2011.

Solicitation of Proxies

The costs and expenses of printing and mailing this proxy statement/prospectus will be borne by Norwood, and North Penn will bear all other costs incurred by it in the solicitation of proxies from its shareholders on behalf of its board of directors.  In addition to solicitation of proxies by mail, North Penn will request that banks, brokers and other record holders send proxies and proxy materials to the beneficial owners of North Penn common stock and secure their voting instructions. North Penn will reimburse the record holders for their reasonable expenses in taking those actions. North Penn has also made arrangements with Regan & Associates, Inc., a proxy solicitation firm, to assist it in soliciting proxies and has agreed to pay them approximately $5,000 plus reasonable expenses for these services. North Penn may use its directors, officers and employees, who will not be specially compensated, to solicit proxies from North Penn shareholders, either personally or by telephone, facsimile, letter or other electronic means.

THE MERGER AND THE MERGER AGREEMENT

The following summary of the merger and merger agreement is qualified by reference to the complete text of the merger agreement.  A copy of the merger agreement is annexed hereto as Annex A and is incorporated by reference into this proxy statement/prospectus.  You should read the merger agreement completely and carefully as it, rather than this description, is the legal document that governs the merger. Factual disclosures about Norwood and North Penn contained in this proxy statement/prospectus or in the companies’ public reports filed with the SEC may supplement, update or modify the factual disclosures about the companies contained in the merger agreement. The representations, warranties and covenants made in the merger agreement by North Penn and Norwood were qualified and subject to important limitations agreed to by the parties in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to close the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and reports and documents filed with the SEC and in some cases were qualified by disclosures that were made by each party to the other, which disclosures were not reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the merger agreement.

General

The merger agreement provides for the merger of North Penn with and into Norwood, with Norwood as the surviving entity.  Immediately following the merger, North Penn Bank will merge with and into Wayne Bank, with Wayne Bank as the surviving entity.

Background of the Merger

North Penn’s board of directors has regularly reviewed and evaluated strategic options available to us with the goals of strengthening North Penn’s capital and financial position, identifying opportunities for growth consistent with safe and sound banking operations, and enhancing long-term shareholder value.  This strategic evaluation process led to converting North Penn Bank to the mutual holding company structure and undertaking a public stock offering in 2005 and subsequently conducting a “second step” conversion into the stock holding company structure and undertaking a second public offering in 2007.  After completing the second step conversion in October 2007, North Penn was restricted for a period of three years from entering into a business combination in which it was not the surviving entity.

Although North Penn was restricted from engaging in a business combination, from time to time representatives of various area financial institutions (but not including Norwood) expressed their interest to Frederick L. Hickman, North Penn’s President and CEO, regarding the possibility of North Penn engaging in a business combination with their institutions once the three year moratorium had expired.  No deal terms were ever proposed or discussed in connection with any of these communications, nor did North Penn actively evaluate or pursue any of these expressions of interest.

In late January 2010, Mr. Hickman met with a representative of TKG a consulting firm with significant experience providing financial advisory services to banks and thrifts, to discuss the current state of the Northeast Pennsylvania banking market, North Penn’s prospects as an independent institution, and the mergers and acquisition landscape.  TKG was subsequently invited to prepare a formal presentation to North Penn’s board of directors regarding these subjects.

At the board of directors’ regular meeting on March 23, 2010, TKG delivered a presentation to the directors that provided a financial industry overview, market analysis, peer group analysis, and review of the current mergers and acquisitions landscape, including recent transactions.  As part of this presentation, TKG presented illustrations of the financial effects of a business combination with several area financial institutions, including those that had previously expressed an interest in North Penn.  It was discussed that, although North Penn had performed well during a time when many other banks were struggling, increasing regulatory burdens would soon require North Penn to make major investments in technology and compliance that would increase North Penn’s cost structure and negatively impact its profitability.  It was the consensus of the directors that growing regulatory burdens would increasingly make it very difficult for a small financial institution to effectively compete while creating long-term value for shareholders and that, when the regulatory limitations on engaging in a business combination expired, North Penn should explore the possibility of combining with a larger institution.

Over the subsequent months, two area financial institutions expressed to Mr. Hickman their interest in a business combination with North Penn.  No deal terms were proposed or discussed.  Mr. Hickman reported on these discussions to North Penn’s board of directors.

On September 7, 2010, representatives of TKG met with Mr. Hickman and Kevin M. Lamont to update the analysis prepared in March and further discuss the Northeast Pennsylvania banking market and the mergers and acquisition landscape. At that meeting, they discussed the process for soliciting indications of interest to acquire North Penn and determined that North Penn would have a preference for a transaction that offered North Penn shareholders the opportunity to receive either cash or common stock of the acquirer, or some combination thereof.

At a meeting on September 28, 2010, North Penn’s board of directors met with representatives of TKG.  Also present at the meeting was a representative of Kilpatrick Townsend & Stockton LLP, which we refer to as Kilpatrick Townsend, a law firm with significant experience advising financial institutions.  The representative of Kilpatrick Townsend made a presentation regarding the fiduciary duties and responsibilities of North Penn’s board of directors in the context of a business combination transaction and discussed the timing, process and regulatory and shareholder approval requirements for a merger transaction.

TKG presented to the directors a draft of a confidential information memorandum that would be distributed to interested parties, which contained non-public information regarding North Penn’s business and recent operating performance.  TKG discussed the goals of the process, with the primary objective being to obtain the highest per share consideration for North Penn’s shareholders, and the terms that interested parties would be asked to address as part of their proposals.  In addition to price per share, these included, among other things, the structure of the proposed transaction, treatment of stock options, personnel issues, treatment of North Penn benefit plans, due diligence procedures, and the existence of financing or other contingencies.

TKG presented a list of 18 financial institutions that could potentially be interested in a merger with North Penn and provided some background information on the likelihood of their interest in a business combination with North Penn.  The list of potential transaction partners was developed by TKG based on consultation with North Penn’s management, analysis of publicly available information about other financial institutions, and their knowledge and expertise concerning North Penn’s market area and the current market for transactions involving financial institutions.  The proposed list included the two institutions that had expressed an interest in North Penn.  The directors discussed whether there were any other reasonably likely potential merger partners who had been omitted from the list and concluded that there were not.  It was the consensus of the Board that the list presented by TKG was appropriate and that all of the institutions on the list should be contacted to determine their interest in a potential business combination with North Penn.  At this meeting, the board of directors also approved retaining TKG and Kilpatrick Townsend as North Penn’s financial advisor and legal advisor, respectively.

In early October 2010, TKG, with the assistance of management of North Penn, finalized the confidential information memorandum and contacted the financial institutions on the list presented to the directors to ascertain their interest in a possible business combination.  Twelve of the institutions contacted executed confidentiality agreements and thereafter TKG identified North Penn as the acquisition target and provided the interested parties with a copy of the confidential information memorandum.  The interested parties were given until October 29, 2010 to submit a proposal.

By October 29, 2010, five of the institutions, including Norwood and the two institutions that earlier in the year had expressed an interest in North Penn, had submitted a proposal for a possible business combination.  Four of the proposals, including the proposal from Norwood, contemplated that North Penn stock would be exchanged for a combination of cash and common stock of the acquirer, and one of the proposals contemplated a stock-for-stock merger.  Each proposal was subject to further due diligence and other customary conditions.  One of the proposals was also subject to a financing condition.

North Penn’s board of directors met on November 5, 2010.  TKG presented information on the current market for mergers and acquisitions, transaction pricing multiples for comparable transactions and a discounted cash flow analysis.  TKG then reviewed the process undertaken to that point and discussed the proposals received by North Penn.  TKG informed the board of directors that North Penn had received five proposals for a business combination transaction.  TKG reviewed the key characteristics of each proposal, including the amount and type of consideration offered.  Of the five proposals, Norwood’s proposal offered the highest value to shareholders.  In addition, TKG reported that a private equity group had expressed interest in a possible transaction, although it had not yet made a formal proposal.  Because a transaction with an entity that was not already approved to own a bank or thrift presented greater execution risk, the board of directors determined to focus on a transaction with an existing financial institution, but would not rule out a transaction with the private equity group if it was significantly more favorable to North Penn shareholders.

TKG also reviewed the next steps in transaction process.  The board of directors discussed the need for Norwood to conduct a due diligence investigation of North Penn, the possibility that having multiple parties conduct due diligence could result in a breach of confidentiality that could disrupt the sale process, and the unlikelihood that one of the other financial institutions would be willing or able to increase its offer to an amount greater than Norwood’s proposal.  Based upon these considerations, the board of directors determined to deal exclusively with Norwood, with the understanding that if Norwood substantially modified its proposal following due diligence that it could resume discussions with the next highest bidder.  The board of directors then authorized management to commence negotiations of the terms of a merger between North Penn and Norwood.  The board of directors discussed the use of a fixed exchange ratio for the stock portion of the merger consideration, as opposed to a floating exchange ratio, and concluded that there was a preference for a floating exchange ratio.

On November 11 and 12, 2010, representatives of Norwood conducted a due diligence investigation of North Penn.  The due diligence investigation included, among other things, discussions with North Penn’s senior management and review of North Penn’s loan portfolio, securities portfolio and other assets, legal documents and obligations.

Over the following days, representatives of TKG and Boenning & Scattergood, Inc., Norwood’s financial advisor, discussed the results of Norwood’s due diligence investigation.  After further discussions regarding North Penn’s loan portfolio, capital structure and expenses related to obligations under North Penn’s compensation arrangements, Norwood proposed to acquire North Penn in a merger in which the holders of North Penn common stock would receive $19.12 in either cash or shares of Norwood common stock.

On November 23, 2010, members of management of North Penn, together with representatives of TKG and Kilpatrick Townsend, conducted a due diligence investigation of Norwood.  The due diligence investigation included, among other things, discussions with Norwood’s senior management and review of Norwood’s loan portfolio, securities portfolio and other assets, legal documents and obligations.

On November 30, 2010, North Penn’s board of directors held a regular meeting.  At that meeting, representatives of TKG and Kilpatrick Townsend updated the directors on the status of the parties’ due diligence investigations and discussed Norwood’s updated proposal.  The board of directors was also informed that the private equity group that had previously expressed an interest in North Penn had proposed a value that was below Norwood’s proposal.  The board of directors again discussed the use of fixed exchange ratio versus a floating exchange ratio and was informed that Norwood had expressed a strong preference for a fixed exchange ratio.  The board of directors concluded that Norwood’s proposal continued to represent the highest value to shareholders.

On December 1, 2010, legal counsel for Norwood provided a form of merger agreement.  Over the ensuing two weeks, representatives of North Penn and Norwood management and outside legal advisors and financial advisors worked to finalize the merger agreement and related documents. Among other things, the parties continued to work to finalize provisions of the merger agreement regarding the determination of the exchange ratio, certain covenants of the parties, the conditions to the parties’ obligations to complete the transaction, certain employee compensation arrangements, and the contents of North Penn’s disclosure schedules.  Norwood agreed to fix the exchange ratio at 0.6829, which resulted in a value of $19.12 based on a value of Norwood Financial common stock equal to $28.00 per share, which approximated the average trading price of Norwood Financial common stock over recent weeks.

During this period, the North Penn board recommended to Norwood that Mr. Lamont be considered for the Norwood board.  Norwood indicated it was agreeable to the recommendation.

North Penn’s board of directors met on December 14, 2010.  Kilpatrick Townsend presented a summary of the legal terms of the merger agreement that had been negotiated with Norwood and the shareholder and regulatory approvals that would be required to complete the transaction, including the possible timeframe for obtaining such approvals. North Penn’s board of directors also considered the Norwood proposal in the light of the constituency provisions of North Penn’s articles of incorporation, including the impact a merger would have on North Penn’s employees and the communities in which North Penn or its subsidiaries operate or are located, and Norwood’s offer to have a member of North Penn’s board of directors become a director of Norwood.

TKG then presented an analysis of the financial terms of the Norwood proposal, including the transaction value, form of consideration, and dividend impact for North Penn’s shareholders as well as the historical performance of Norwood’s stock, potential effects of the proposed merger on Norwood, Norwood’s business and financial information, Norwood’s asset and deposit mixes and retail profile, Norwood’s branch footprint and overlap with North Penn’s branches. TKG’s presentation included discussion of the matters described under “— Opinion of North Penn’s Financial Advisor” beginning on Page 44 of this proxy statement/prospectus. TKG noted that Norwood’s proposal of $19.12 per share of North Penn common stock represented a 75% premium over North Penn’s stock price as of December 13, 2010.  TKG further noted that Norwood’s proposal would be accretive to North Penn’s dividends per share.

TKG then delivered to North Penn’s board of directors its oral opinion, subsequently confirmed in writing, that based upon and subject to the factors and assumptions stated in that opinion, as of such date, the merger consideration to be received in respect of each share of North Penn common stock in the transaction was fair to North Penn’s common shareholders from a financial point of view.

Following these discussions, and extensive review and discussion among North Penn’s directors, including consideration of the factors described below under “— Reasons for the Merger and the Recommendation of the North Penn Board of Directors” and consideration of TKG’s presentation, including TKG’s analyses of transaction ratios, the trading history of North Penn common stock and Norwood common stock, financial results of comparable companies, selected merger transactions, discounted cash flow valuation on both a combined company and stand-alone basis, and the pro forma impact of the proposed merger, North Penn’s board of directors unanimously approved the Norwood Financial merger agreement and the transactions contemplated thereby. See “ — Opinion of North Penn’s Financial Advisor”, beginning on Page 44 of this proxy statement/prospectus.

Later in the afternoon on December 14, 2010, after Norwood’s board of directors approved the transaction, the parties executed the merger agreement. The transaction was announced in the morning on December 15, 2010.

Reasons for the Merger and the Recommendation of the North Penn Board of Directors

After careful consideration, North Penn’s board of directors determined that the merger is in the best interests of North Penn and its shareholders. North Penn’s board of directors therefore unanimously recommends that the North Penn shareholders vote “FOR” the approval of the merger agreement and the merger.

In reaching the determination to approve the merger, North Penn’s board of directors consulted with North Penn’s senior management, financial advisor and legal advisor, and drew on its knowledge of the business, operations, properties, assets, financial condition, operating results, historical market prices and prospects of North Penn and Norwood, as well as current economic and market conditions. In connection with its review and approval of the merger, and in the course of its deliberations, North Penn’s board of directors considered numerous factors that weighed in favor of the merger, including the following:

•
Merger Consideration.  North Penn’s board of directors considered the value of the consideration offered by Norwood. The consideration, at the time of their decision, represented an approximate 75% premium over the market price of North Penn’s common stock on December 13, 2010. North Penn’s board of directors also considered the adequacy of the merger consideration, not only in relation to the market price of North Penn’s common stock, but also in relation to the historical, present and anticipated future operating results and financial position of North Penn as an independent entity.

North Penn’s board of directors considered the price level of Norwood’s common stock in relation to the price level in recent years and in relation to its peers and the possibility that North Penn shareholders who receive Norwood common stock in the merger would have the opportunity to participate in future stock price growth of Norwood.

North Penn’s board of directors also considered the risks and uncertainties in evaluating the merger consideration in view of the potential fluctuation of Norwood’s common stock price given the fixed exchange ratio, and the period of time between the execution of the merger agreement and the closing.

•
Strategic Alternatives.  North Penn’s board of directors carefully considered the strategic alternatives available to North Penn, including pursuing a business combination with a third party and maintaining the status quo. In this context, North Penn’s board of directors considered the economic and competitive pressures facing smaller financial institutions, increasing regulatory burdens, and the need to make major investments in technology and compliance.  North Penn’s board of directors discussed these alternatives in its deliberations and received advice from senior management, TKG as its financial advisor and Kilpatrick Townsend as its special legal counsel. North Penn’s board of directors concluded that the execution of North Penn’s business plan under the best case scenarios was not likely to create greater present value for North Penn shareholders compared to the value to be paid by Norwood.

•
The Sale Process.  North Penn’s board of directors considered the extent and breadth of the sale process conducted by North Penn, with the assistance of TKG and its legal advisors, in soliciting, evaluating and responding to potential bidders likely to be interested in acquiring North Penn.

•
 TKG’s Fairness Opinion and Analysis.  North Penn’s board of directors considered the opinion, analyses and presentations of TKG described under the heading “— Opinion of North Penn’s Financial Advisor.” TKG’s opinion concluded that the merger consideration offered to North Penn’s common shareholders in the merger was fair from a financial point of view to the holders of such stock.

•
Future Prospects.  North Penn’s board of directors evaluated the business, operations, financial conditions, earnings, management and future prospects of Norwood and North Penn and believed that a business combination with Norwood would enable North Penn’s shareholders to participate in a combined company that would have enhanced future prospects compared to those that North Penn is likely to achieve on a stand-alone basis. In reaching its conclusion, North Penn’s board of directors took into consideration, among other things, the following benefits of a merger with Norwood: enhanced revenue, increased market capitalization, a lower cost of capital, stronger capital position, funding capabilities and liquidity position, cost savings through integration and synergies and, as a result, improved capabilities to cope with potential challenges and risks.

•
Likelihood of Prompt Regulatory Approval.  North Penn’s board of directors considered the likelihood that Norwood and North Penn would receive the necessary regulatory approvals to complete the transactions contemplated in the merger agreement, including the merger and the bank merger, in a timely fashion.

•
Terms and Conditions of the Merger Agreement Relating to Closing.  North Penn’s board of directors believed the terms and conditions of the merger agreement, including the parties’ respective representations and warranties, the conditions to closing and termination provisions, provided adequate assurances as to Norwood’s obligation and ability to consummate the merger in a timely manner, without any extraordinary conditions.

•
Norwood’s Desire to Appoint a North Penn Director to Norwood’s Board of Directors.  North Penn’s board of directors considered the ability of North Penn shareholders to retain a voice in management oversight by appointing one of North Penn’s directors to Norwood’s board of directors.

•
Cash and Stock Election. North Penn’s board of directors considered that shareholders of North Penn would have the opportunity to elect to receive cash or common stock of Norwood in exchange for their shares of North Penn common stock, subject to the proration and allocation provisions of the merger agreement.

•
Tax.  North Penn’s board of directors expected that the merger will constitute a reorganization under Section 368(a) of the Internal Revenue Code and North Penn shareholders generally will not recognize any gain or loss for federal income tax purposes on the exchange of shares of North Penn common stock for shares of Norwood common stock in the merger, except with respect to any cash received instead of fractional shares of Norwood common stock.

•
Impact on Constituencies.  As permitted by North Penn’s articles of incorporation, North Penn’s board of directors considered the effect of the merger on the employees, depositors and customers of North Penn and on the communities in which North Penn operates or is located. North Penn’s board of directors believed that Norwood and North Penn share a commitment to their customers, employees, shareholders, and the communities both companies serve. North Penn’s board of directors considered that the branch networks of the two banks overlapped in only one location, which was expected to help minimize the job loss resulting from the merger, and that as part of a larger organization North Penn’s employees would have greater career opportunities.  North Penn’s board of directors also considered Norwood’s ability to provide a wider array of products, including trust services, as well as larger lending limits as being beneficial to North Penn’s customers.

In the course of its deliberation regarding the merger, North Penn’s board of directors also considered the following factors, which it determined did not outweigh the expected benefits to North Penn and its shareholders:

•
Provisions and Covenants Contained in the Merger Agreement.  North Penn’s board of directors considered the restrictions on the operation of North Penn’s business during the period between signing of the merger agreement and completion of the merger, as well as other covenants and agreements of North Penn contained in the merger agreement. North Penn’s board of directors also considered the provisions of the merger agreement relating to payment of the termination fee upon certain events, and the limitations on North Penn’s ability to discuss alternative transactions during the pendency of the merger. North Penn’s board of directors further considered the requirement that North Penn must convene a special meeting of common shareholders to vote on the transaction with Norwood regardless of whether it changes its recommendation unless the merger agreement is terminated.

•
Completion Risks.  North Penn’s board of directors considered the risks and costs associated with the merger not being completed in a timely manner or at all, including as a result of any failure to obtain requisite regulatory approvals. North Penn’s board of directors considered that these risks and costs included the diversion of management and employee attention, potential employee attrition, the potential effect on business and customer relationships and potential litigation brought by shareholders of North Penn arising from the merger agreement or the transactions contemplated thereby.

•
Integration Risks.  North Penn’s board of directors considered the challenges of combining the businesses, assets and workforces of North Penn and Norwood, which could affect the post-merger success and the ability to achieve anticipated cost savings and other potential synergies. North Penn’s board of directors considered that Norwood had no recent experience in integrating an acquisition.

•
Insider Interests.  North Penn’s board of directors considered the fact that the interests of North Penn directors and executive officers with respect to the merger may be different from those of other North Penn shareholders in certain limited circumstances. See “— Interests of Certain Persons in the Merger” on Page 60.

The reasons set forth above are not intended to be exhaustive, but include the material considerations of North Penn’s board of directors in approving the merger agreement. In reaching its determination to approve and recommend the transaction, North Penn’s board of directors looked at the totality of the information presented to it and did not assign any relative or specific weights to the factors considered, and individual directors may have given different weights to different factors. After considering, among other things, the matters discussed above and the opinion of TKG referred to above, North Penn’s board of directors believed that the merger was in the best interests of North Penn and its shareholders, and therefore, unanimously approved and recommended the merger.

It should be noted that this explanation of the reasoning of North Penn’s board of directors (and some other information presented in this section) is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section of this proxy statement/prospectus entitled “Cautionary Statement Regarding Forward-Looking Statements” commencing on Page 30.

Norwood’s Reasons for the Merger

In reaching its determination to approve and adopt the merger agreement, the board of directors of Norwood considered a number of factors, including:

•	the complementary geographical locations of North Penn’s branch network, which will augment Norwood’s operations;

•
the board’s understanding of, and the presentations of Norwood’s management and financial advisor regarding, North Penn’s business, operations, management, financial condition, asset quality, earnings and prospects;

•	the board’s view that the merger is consistent with Norwood’s expansion strategy and will allow for enhanced opportunities for Norwood’s new and existing clients and customers;

•
the results of management’s due diligence investigation of North Penn and the reputation, business practices and experience of North Penn and its management, including their impression that North Penn is a financially healthy, well-run bank holding company that is deeply committed to its customers, employees, and the communities that it serves;

•	the fact that the merger is expected to be accretive to earnings per share of Norwood in 2012;

•
the anticipated operating efficiencies, cost savings and opportunities for revenue enhancements of the combined company following the completion of the merger, and the likelihood that they would be achieved after the merger;

•	the fact that the merger consideration consists of a mixture of cash and stock in which shareholders would have an election, subject to limitations;

•	the fact that the per share stock consideration is fixed;

•
the deal protection provided by the termination fee of $1,125,000 payable under certain circumstances in the event of the termination of the merger agreement due to a competing offer or certain other reasons;

•	the intended tax treatment of the merger as a tax-free reorganization; and

•	the likelihood of receiving all of the regulatory approvals required for the merger.

Based on these reasons, Norwood’s board of directors unanimously approved the merger agreement and the merger.  This discussion of the factors considered by Norwood’s board of directors does not list every factor considered by the board but includes all material factors considered by the board.  In reaching its determination to approve and adopt the merger agreement, the board did not give relative or specific importance to each of the factors listed above, and individual directors may have given differing importance to different factors.  Please note that this explanation of the board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 30.

Opinion of North Penn’s Financial Advisor

Pursuant to an engagement letter dated as of October 1, 2010, North Penn engaged TKG to act as its financial advisor in connection with the sale of North Penn based on its qualifications, industry experience, reputation and past assistance to North Penn.  TKG, as part of its financial advisory business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, and valuations for corporate and other purposes.  In the ordinary course of business TKG provides consulting services to financial institutions, including performance measurement, profitability outsourcing, strategic planning, regulatory assistance, profit improvement, and various other financial advisory services.  In connection with its engagement, TKG was asked to render an opinion to the North Penn board of directors as to the fairness to North Penn, from a financial point of view, of the merger consideration offered by Norwood.

At the request of North Penn’s board of directors, representatives of TKG participated in the special meeting held on December 14, 2010, at which the board of directors considered the proposed merger.  At that meeting, representatives of TKG made a presentation to the board of directors of their analyses relating to the proposed transaction and, in particular, of their determination regarding the fairness, from a financial point of view, of the proposed merger consideration to North Penn shareholders.  At that meeting, TKG issued its oral opinion, subsequently confirmed in writing, that the consideration to be paid to North Penn by Norwood pursuant to the terms of the merger agreement, dated December 14, 2010, was fair from a financial point of view.   Except as discussed herein, no limitations were imposed by North Penn’s board of directors upon TKG with respect to investigations made or procedures followed in rendering this opinion.

The full text of TKG’s written opinion is attached to this proxy statement/prospectus as Annex B and is incorporated herein by reference.  North Penn shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations of TKG’s analyses.  TKG’s opinion is addressed to the board of directors of North Penn, is directed only to the consideration in the merger and does not constitute a recommendation as to how any holder of North Penn common stock should vote with respect to the merger or any other matter. TKG’s opinion speaks only as of the date of the opinion. TKG participated in certain negotiations leading to the merger agreement, but the decision as to whether to enter into the merger agreement was made by North Penn’s board of directors.

In rendering its opinion, TKG, among other things:

•	Reviewed the Agreement;
•	Analyzed regulatory filings and other financial information concerning North Penn;
•	Analyzed regulatory filings and other financial information concerning Norwood;
•	Discussed past, present, and future financial performance and operating philosophies with North Penn and Norwood senior managements;
•	Reviewed certain internal financial data and projections of North Penn and the proposed combined company;
•	Reviewed certain internal financial data of Norwood and the proposed combined company;

•	Compared the financial condition, financial performance, and market trading multiples of North Penn and Norwood to similar financial institutions;
•	Compared the consideration to be paid to North Penn pursuant to the Agreement with the consideration paid in comparable merger transactions of other financial institutions;
•
Reviewed the pro forma impact of the merger on the earnings and book value of Norwood and compared the contributions of each institution in a number of key financial categories to the combined company;  and

•	Considered other financial studies, analyses, and investigations and reviewed other information deemed appropriate to render this opinion.

TKG spoke with certain members of senior management and other representatives of North Penn and Norwood to discuss the foregoing as well as matters TKG deemed relevant.  As part of its analyses, TKG took into account its assessment of general economic, market and financial conditions, its experience in similar transactions, as well as its experience in and knowledge of the banking industry.  TKG’s opinion is based upon conditions as they existed and could be evaluated on the respective dates thereof and the information made available to TKG through the respective dates thereof.

TKG has assumed and relied upon the accuracy and completeness of all of the financial and other information reviewed and/or discussed for the purposes of its opinion, without independent investigation.  TKG assumed that financial forecasts were deemed reasonable and reflected the best currently available estimates and judgments of senior management and are based on reasonable assumptions, estimates and judgments.  Any estimates contained in the analyses performed by TKG are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses.  Additionally, estimates of the values of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold.

TKG did not make any independent evaluation or appraisals of either North Penn or Norwood or their respective assets or liabilities, nor was it furnished with any such appraisals.  TKG has not made a review of the loans or loan loss reserves or reviewed any individual loan files of North Penn or Norwood.  TKG did not conduct a physical inspection of any properties or facilities of North Penn or Norwood.  TKG also assumed, without independent verification, that the aggregate allowances for loan losses for North Penn and Norwood were adequate.

On December 14, 2010, TKG rendered its oral fairness opinion, subsequently confirmed in writing, to North Penn’s board of directors.  The summary set forth below does not purport to be a complete description of the analyses performed by TKG in connection with the merger.  The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances.  Therefore, the opinion is not readily susceptible to summary description.  TKG believes that its analyses must be considered as a whole.  Only selecting portions of its analyses and of the factors considered by it could create an incomplete view of the evaluation process underlying the opinion.  No one component of the analyses performed by TKG was assigned a greater significance than another component.  Taken as a whole, TKG believes these analyses support the conclusion that the consideration to be paid by Norwood to North Penn shareholders is fair, from a financial point of view, to the holders of North Penn common stock.

Proposal Summary – The terms of the merger agreement call for each share of North Penn common stock to be converted into either 0.6829 shares of Norwood common stock or $19.12 in cash, subject to proration so that 45% of the aggregate consideration is to be paid in cash. The exchange ratio represents a value of $19.12 per North Penn common share, based on the closing price of Norwood common stock of $28.00 on December 9, 2010.

Contribution Analysis – TKG reviewed the contribution made by each of Norwood and North Penn to various balance sheet and income statement categories of the combined company based on financial data at or for the quarter ended September 30, 2010.  The analysis showed that North Penn would contribute the following percentages of the combined company:

•	North Penn shareholders would own 15.4% of the combined company after receiving 55% of the aggregate consideration in Norwood common stock;
•	North Penn would contribute 25.3% of net loans of the combined company;
•	North Penn would contribute 23.5% of total assets of the combined company;
•	North Penn would contribute 25.5% of total deposits of the combined company;
•	North Penn would contribute 22.5% of total stockholders’ equity of the combined company; and
•	North Penn would contribute 11.7% of net income of the combined entity.

Discounted Cash Flow Analysis – TKG performed four discounted cash flow analyses.  The first and second were “trading” models which valued North Penn as if it remained independent utilizing market price to earnings and price to tangible book values, respectively, to determine terminal values.  The third and fourth analyses were “acquisition” models which valued North Penn as if it were to be acquired, utilizing acquisition price to earnings and price to tangible book values, respectively, to determine terminal values.  In each analyses, TKG used management projections and estimates, market trading multiples from comparable institutions, specifically price to earnings multiples between 11 and 15 times earnings on a trading basis and 20 and 25 times earnings on an acquisition basis, and price to tangible book multiples between 70% and 90% of tangible book on a trading basis and between 120% and 140% on an acquisition basis, and discount rates of between 8% and 12%.  Management estimates of North Penn’s total assets, net income, tangible book value per share, and diluted earnings per share were as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5
Total Assets ($000’s)	180,956	199,051	209,004	215,274	221,732
Net Income ($000’s)	1,080	1,422	1,755	1,896	1,958
Tangible Book Value Per Share ($)	15.51	16.36	17.46	18.64	19.87
Diluted Earnings Per Share ($)	0.78	1.02	1.26	1.36	1.41

TKG calculated a range of net present values of North Penn common stock per share in each scenario.  These calculations resulted in a range of implied values of $7.89 to $14.37 per share of North Penn common stock, on a trading basis, and $13.53 to $23.95, on an acquisition basis, as illustrated by the following tables:

		Price / Earnings Multiple (x)
Estimated Present Value Per Share	Discount Rate	11.0	13.0	15.0

Trading Basis	8.00%	$10.54	$12.45	$14.37
	10.00%	$9.61	$11.36	$13.11
	12.00%	$8.78	$10.38	$11.98

		20.0	22.5	25.0

Acquisition Basis	8.00%	$19.16	$21.55	$23.95
	10.00%	$17.48	$19.66	$21.85
	12.00%	$15.97	$17.97	$19.96

		Price / Tangible Book Multiple (%)
Estimated Present Value Per Share	Discount Rate	70.0	80.0	90.0

Trading Basis	8.00%	$9.47	$10.82	$12.17
	10.00%	$8.64	$9.87	$11.10
	12.00%	$7.89	$9.02	$10.15

		120.0	130.0	140.0

Acquisition Basis	8.00%	$16.23	$17.58	$18.93
	10.00%	$14.80	$16.04	$17.27
	12.00%	$13.53	$14.66	$15.78

Although the discounted cash flow analysis is a widely used valuation methodology, it relies on numerous assumptions, including balance sheet and earnings growth rates, discount rates, and market trading multiples that may ultimately be materially different than those used in the analysis.  Therefore, this analysis does not purport to be indicative of the actual values or expected values of North Penn common stock.

Peer Group Analysis: Norwood – TKG compared selected balance sheet, asset quality, capitalization, profitability, and market trading ratios to Norwood using financial data for two groups of financial institutions.  The data was effective at or for the latest twelve months ended September 30, 2010 and market data on December 10, 2010.

The first group, or “National” peers, compares institutions similar to Norwood.  Accordingly, TKG chose 10 publicly traded commercial banks with between $400 million and $600 million in total assets, commercial real estate loans to total loans greater than 20%, and a return on average assets greater than 1%.

The second group, or “Regional” peers, compares institutions similar to Norwood.  Accordingly, TKG chose 14 publicly traded commercial banks with between $400 million and $750 million in total assets located in Pennsylvania, New Jersey, and New York, commercial real estate loans to total loans greater than 20%, non-performing assets to total assets less than 3%, and a return on average assets greater than 0.75%.

Companies included in the Norwood peer groups were:

National Peers	Regional Peers
Baker Boyer Bancorp	1st Summit Bancorp of Johnstown, Inc.
Benchmark Bankshares, Inc.	Allegheny Valley Bancorp, Inc.
Calvin B. Taylor Bankshares, Inc.	CB Financial Services, Inc.
Honat Bancorp, Inc.	CCFNB Bancorp, Inc.
Jeff Davis Bancshares, Inc.	Dimeco, Inc.
Orange County Bancorp, Inc.	Embassy Bancorp, Inc.
Peoples Financial Services Corp.	Evans Bancorp, Inc.
Stonegate Bank	FNB Bancorp, Inc.
Union Bankshares, Inc.	Honat Bancorp, Inc.
Virginia Heritage Bank	Lyons Bancorp, Inc.
Orange County Bancorp, Inc.
Penns Woods Bancorp, Inc.
Peoples Financial Services Corp.
Somerset Trust Holding Company

(financial data at or for the latest twelve months ended September 30, 2010)	Norwood	National Peers (Median)	Regional Peers (Median)
Loans/Deposits (%)	89.89	84.31	77.26
Tangible Equity/Assets (%)	12.80	10.48	8.82
NPAs/Assets (%)	2.04	1.24	1.14
Reserves/NPAs (%)	50.58	61.88	72.67
Net Interest Margin (%)	4.02	4.17	3.95
Non-interest Income/Total Income (%)	16.05	19.39	20.40
Non-interest Expense/Avg. Assets (%)	2.48	3.00	2.67
Efficiency Ratio (%)	52.72	59.04	61.29
Return on Avg. Assets (%)	1.38	1.29	0.96
Return on Avg. Equity (%)	11.13	11.53	11.36
Price to Earnings (x)	10.3	13.1	11.1
Price to Book Value (%)	113.0	118.4	112.9
Price to Tangible Book Value (%)	113.0	118.4	117.8
Current Dividend Yield (%)	3.96	3.28	3.45

Peer Group Analysis: North Penn – TKG compared selected balance sheet, asset quality, capitalization, profitability, and market trading ratios to North Penn using financial data for two groups of financial institutions.  The data was effective at or for the latest twelve months ended September 30, 2010 and market data on December 10, 2010.

The first group, or “National” peers, compares institutions similar to North Penn.  Accordingly, TKG chose 15 publicly traded thrifts with less than $300 million in total assets, non-performing assets to total assets less than 3.25%, and a return on average equity greater than 5%.

The second group, or “Regional” peers, compares institutions similar to North Penn.  Accordingly, TKG chose 10 publicly traded thrifts with less than $500 million in total assets located in the Mid-Atlantic region, commercial and non-performing assets to total assets less than 3%.

Companies included in the North Penn peer groups were:

National Peers	Regional Peers
ASB Financial Corp.	CMS Bancorp, Inc.
BankAffiliated, Inc.	Fairmount Bancorp, Inc.
Century Next Financial Corporation	FedFirst Financial Corporation
Fairmount Bancorp, Inc.	Madison Bancorp, Inc.
FFD Financial Corporation	OBA Financial Services, Inc.
FFB Financial Corp.	Patriot Federal Bank
Great American Bancorp, Inc.	Roebling Financial Corp., Inc.
Home Loan Financial Corporation	Standard Financial Corp.
Logansport Financial Corp.	United-American Savings Bank
Mayflower Bancorp, Inc.	WVS Financial Corp.
Osage Bancshares, Inc.
Patriot Federal Bank
Redwood Financial Inc.
United-American Savings Bank
Washington Federal Bank for Savings

(financial data at or for the latest twelve months ended September 30, 2010)	North Penn	National Peers (Median)	Regional Peers (Median)
Loans/Deposits (%)	88.88	88.26	91.38
Tangible Equity/Assets (%)	12.10	9.49	9.14
NPAs/Assets (%)	1.36	0.86	0.93
Reserves/NPAs (%)	74.29	57.09	42.33
Net Interest Margin (%)	3.61	4.08	3.31
Non-interest Income/Total Income (%)	8.95	13.06	7.97
Non-interest Expense/Avg. Assets (%)	2.64	2.71	2.62
Efficiency Ratio (%)	70.20	63.19	80.42
Return on Avg. Assets (%)	0.79	0.76	0.19
Return on Avg. Equity (%)	6.41	8.68	1.69
Price to Earnings (x)	16.6	9.0	27.5
Price to Book Value (%)	80.2	80.2	69.9
Price to Tangible Book Value (%)	80.2	80.2	69.9
Current Dividend Yield (%)	1.6	1.7	0.0

Comparable Transaction Analysis – TKG reviewed the pricing of two comparable groups of merger and acquisition transactions.  Group 1 were nationwide transactions announced after January 1, 2008 where the target institution had total assets between $100 million and $2 billion, and non-performing assets to total assets were less than 3%. The criteria resulted in a list of 11 merger and acquisition transactions (the “National Transactions”).  Group 2 were transactions announced after November 1, 2009 where the target institution was a bank or thrift in the Mid-Atlantic region with non-performing assets to total assets less than 4%.  The criteria resulted in a list of 10 merger and acquisition transactions (the “Regional Transactions”).  For purposes of this analysis, TKG assumed the vesting of unvested North Penn common stock grants.  TKG calculated the premium as a percent of core deposits as the amount paid over tangible book value, or the premium, divided by the target’s core deposits, or all deposits less time deposits greater than $100,000.  Transaction multiples are calculated at the time the transactions were announced.

	Norwood – North Penn	National Transactions	Regional Transactions
Price to Book Value (%)	136.12	117.88	119.14
Price to Tangible Book Value (%)	136.12	131.09	123.44
Price to Latest Twelve Months EPS (x)	21.77	23.75	19.31
Price to Deposits (%)	19.84	18.89	3.43
Franchise Premium to Core Deposits (%)	6.10	5.79	3.54

No company or transaction in the preceding Peer Groups and Comparable Transaction analyses is identical to North Penn, Norwood, or the contemplated transaction.  Accordingly, an analysis of the results of the foregoing is not mathematically precise; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which they are being compared.  The ranges of valuation resulting from any particular analysis described above should not be taken to be TKG’s view of the actual value of North Penn or Norwood.

Compensation of TKG and Other Relationships – North Penn paid TKG a retainer fee of $20,000 at the signing of the engagement letter between North Penn and TKG on October 1, 2010.  North Penn paid TKG a fee of $30,000 upon the rendering of its fairness opinion.  North Penn will pay a transaction fee of 1% of the total consideration paid to North Penn shareholders by Norwood at the consummation of the contemplated transaction.  TKG also will be reimbursed for reasonable out of pocket expenses incurred in connection with its engagement and North Penn has agreed to indemnify TKG against certain liabilities.  During the two years preceding the date of its opinion, TKG performed profitability outsourcing services for Norwood, for which it also received fees of $58,000.

Consideration to be Received in the Merger

Norwood will pay cash for a number of shares equal to approximately 45% of the North Penn common stock outstanding immediately prior to the effective time of the merger and will issue shares of Norwood common stock for the remaining 55% of such shares. Under the terms of the merger agreement, North Penn shareholders (other than dissenting shareholders) will be given the opportunity to elect for each outstanding share of North Penn common stock they own to receive:

•	$19.12 in cash, without interest, which we refer to as “cash consideration”;

•	0.6829 of a share of Norwood common stock, which we refer to as “stock consideration”; or

•	with respect to certain North Penn shares owned by such shareholder, the cash consideration, and with respect to all other North Penn shares so owned, the stock consideration,

in each case, subject to the adjustment, election and allocation procedures specified in the merger agreement.

No fractional shares of Norwood common stock will be issued in connection with the merger.  Instead, Norwood will make a cash payment to each North Penn shareholder who would otherwise receive a fractional share.

The per share cash consideration of $19.12 is fixed. The 0.6829 exchange ratio for the stock consideration is fixed, subject to certain customary anti-dilution adjustments and a potential adjustment at Norwood’s option in certain circumstances involving a decline in Norwood’s stock price as described under “— Terminating the Merger Agreement” beginning on page 72. The per share value of the stock consideration, based upon Norwood’s closing stock price on February 18, 2011, the most recent practicable trading day before this proxy statement/prospectus was finalized, was $18.47 per share.  The market value of the stock consideration will fluctuate with the price of Norwood common stock.  At the time of completion of the merger, the market value of the stock consideration could be greater or less than the value of the cash consideration due to fluctuations in the market price of Norwood common stock.

Under the terms of the merger agreement, the aggregate consideration payable to North Penn shareholders in the merger as of December 14, 2010 (based on an assumed price of $28.00 per share of Norwood common stock) was allocated approximately 45% in cash and 55% in Norwood common stock. The amount of cash to be paid in the merger is $12,194,000. Amounts paid in settlement of outstanding stock options, for unallocated shares held by the ESOP and for any dissenting shares count towards this amount.  Based on the number of outstanding options and unallocated shares held by the ESOP as of the record date and assuming there are no dissenting shares, the remaining cash available to pay shareholders who elect the cash consideration is approximately $8.86 million.  We call this number the cash consideration pool.

The allocation procedures in the merger agreement are intended to provide for an approximate 55% stock and 45% cash allocation among all outstanding North Penn shares and options. Norwood common stock will be issued to North Penn shareholders who make cash elections if the cash consideration pool is oversubscribed, so that total aggregate cash consideration payable to North Penn shareholders in the merger shall not exceed the cash consideration pool, and cash will be paid to North Penn shareholders who make stock elections if the cash consideration pool is undersubscribed, so that total aggregate cash consideration payable to North Penn shareholders in the merger equals $12,194,000. See “— Allocation Procedures” below. The allocation of the mix of consideration payable to North Penn shareholders in the merger will not be known until Norwood tallies the results of the cash/stock elections made by North Penn shareholders, which will not occur until near or after the closing of the merger.

No guarantee can be made that North Penn shareholders will receive the amounts of cash or stock they elect. As a result of the allocation procedures and other limitations outlined in this proxy statement/prospectus and in the merger agreement, North Penn shareholders may receive Norwood common stock or cash in amounts that vary from the amounts they elect to receive.

North Penn is not making any recommendation as to whether North Penn shareholders should elect to receive cash, Norwood common stock or cash for some shares and stock for the remainder in the merger.  Each North Penn shareholder must make his or her own decision with respect to such election.

Election Procedures; Surrender of Stock Certificates

An election form and other customary transmittal materials, with instructions for their completion, are being mailed separately to all holders of record of North Penn common stock as of the record date for the special meeting. The election form and transmittal materials will allow record holders to elect to receive cash, Norwood common stock, or cash for some shares and Norwood common stock for the remainder, or make no election with respect to the merger consideration such shareholders wish to receive.  We refer to the shares with respect to which a valid cash consideration election is made as “cash election shares,” the shares with respect to which a valid stock consideration election is made as “stock election shares,” and the shares with respect to which no election is made as “non-election shares.”

To make an effective election, a record shareholder must submit a properly completed election form and transmittal materials along with stock certificates for which an election is made to the exchange agent by the election deadline, which shall be on or before 5:00 p.m., Eastern time, on the date specified in the election form. An election is properly made only if the exchange agent actually receives a properly completed election form by the election deadline. An election form shall be deemed properly completed only if accompanied by one or more stock certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all shares of North Penn common stock covered by such election form, together with the duly executed transmittal materials included with the election form.

If you own shares of North Penn common stock in “street name” through a broker or other financial institution, you should receive or seek instructions from the institution holding your shares concerning how to make your election. Any instructions must be given to your broker or other financial institution sufficiently in advance of the election deadline for record holders in order to allow your broker or other financial institution sufficient time to cause the record holder of your shares to make an election as described above.  “Street name” holders may be subject to an election deadline earlier than the deadline applicable to holders of shares in registered form. Therefore, you should carefully read any materials you receive from your broker. If you instruct a broker to submit an election for your shares, you must follow such broker’s directions for revoking or changing those instructions.

If a North Penn shareholder either (i) does not submit a properly completed election form on or before the election deadline or (ii) revokes its election form prior to the election deadline (without later submitting a properly completed election form prior to the election deadline), the shares of North Penn common stock held by such shareholder shall be designated as non-election shares and will be converted into the right to receive the stock consideration or the cash consideration according to the allocation procedures specified in the merger agreement and summarized below. Any election form may be revoked or changed by the person submitting such election form to the exchange agent by written notice to the exchange agent only if such notice of revocation or change is actually received by the exchange agent at or prior to the election deadline.  Stock certificates relating to any revoked election form will be promptly returned without charge.  The exchange agent will have discretion to determine when any election, modification or revocation is received and whether any such election, modification or revocation has been properly made.  All elections (whether cash, stock or mixed) will be revoked automatically if the merger agreement is terminated.  North Penn shareholders are urged to carefully read and follow the instructions for completion of the election form and to submit the form along with the stock certificate(s) in advance of the election deadline.

Allocation Procedures

The aggregate amount of cash and Norwood common stock that will be paid is subject to the allocation procedures described in detail below. Pursuant to such allocation procedures, if the number of cash election shares multiplied by the cash consideration (together with amounts paid in settlement of stock options, for unallocated ESOP shares and any dissenting shares) would exceed $12,194,000, a pro rata portion of those shares will be converted into the right to receive Norwood common stock in order to provide for an aggregate cash/stock allocation among all outstanding North Penn shares. Similarly, if the number of cash election shares multiplied by the cash consideration (together with amounts paid in settlement of options, unallocated ESOP shares and dissenting shares) is less than $12,194,000, all or a pro rata portion of the non-election shares and, if necessary, a pro rata portion of the stock election shares will be converted into the right to receive the cash consideration.

If the number of cash election shares times the cash consideration (together with amounts paid in settlement of options, unallocated ESOP shares and dissenting shares) is less than $12,194,000, then:

•	All cash election shares will be converted into the right to receive the cash consideration.

•
Non-election shares will be deemed to be cash election shares to the extent necessary to have the total number of cash election shares times the cash consideration (together with amounts paid in settlement of options, unallocated ESOP shares and dissenting shares) equal $12,194,000.  If less than all of the non-election shares need to be treated as cash election shares, the exchange agent will select the non-election shares to be treated as cash election shares and the remaining non-election shares will be treated as stock election shares.

•
If all of the non-election shares are treated as cash election shares and the total number of cash election shares times the cash consideration (together with amounts paid in settlement of options, unallocated ESOP shares and dissenting shares) is still less than $12,194,000, a pro rata portion of each shareholder’s stock election shares will be converted into cash election shares so that the total number of cash election shares times the cash consideration (together with amounts paid in settlement of options, unallocated ESOP shares and dissenting shares) equals $12,194,000 and the remaining stock election shares will be converted into the right to receive the stock consideration.

If the number of cash election shares times the cash consideration (together with amounts paid in settlement of options, unallocated ESOP shares and dissenting shares) is greater than $12,194,000, then:

•	All stock election shares and all non-election shares will be converted into the right to receive the stock consideration.

•
A pro rata portion of each shareholder’s cash election shares will be converted into stock election shares so that the remaining number of cash election shares times the cash consideration (together with amounts paid in settlement of options, unallocated ESOP shares and dissenting shares) equals $12,194,000, the converted stock election shares will be converted into the right to receive the stock consideration, and the remaining cash election shares will be converted in the right to receive the cash consideration.

If the number of cash election shares times the cash consideration equals $12,194,000, then all cash election shares will be converted into the right to receive the cash consideration and all stock election shares and non-election shares will be converted into the right to the stock consideration.

Exchange Procedures

An election form and transmittal materials will be mailed under separate cover to North Penn shareholders who hold shares of North Penn common stock in registered form.  If you wish to make an election with respect to any of your shares, you must submit an election form and transmittal materials and the certificates which represent your election shares to the exchange agent prior to the election deadline.  Do not submit your stock certificates with your proxy card.  You should only submit your stock certificates which represent your election shares when you have received and properly completed the election form and transmittal materials.   See “— Election Procedures; Surrender of Stock Certificates” beginning on page 52 of this proxy statement/prospectus.

Exchange Agent.  At the effective time of the merger, Norwood will deposit with the exchange agent (1) cash in an amount sufficient to allow the exchange agent to make cash consideration payments under the terms of the merger agreement and (2) certificates (or evidence of shares in book entry form) representing shares of Norwood common stock, which we refer to as the “new certificates,” each to be given to the holders of North Penn common stock in exchange for old certificates representing shares of North Penn common stock. Any such cash or new certificates remaining in the possession of the exchange agent six months after the effective time will be delivered to Norwood. Any holder of old certificates who has not exchanged his, her or its old certificates by that time will be entitled to look exclusively to Norwood, and only as a general creditor, for the consideration to which he, she or it may be entitled upon exchange of such old certificates.

Exchange Procedures.  As promptly as practicable after the effective time of the merger, the exchange agent will mail a form of letter of transmittal to each person who was, immediately prior to the effective time, a holder of record of North Penn common stock and who has either (i) not submitted their properly completed election form on or before the election deadline or (ii) revoked their election form prior to the election deadline (without later submitting a properly completed election form prior to the election deadline). The letter of transmittal will contain instructions for use in effecting the surrender of old certificates (to the extent such old certificates have not been surrendered together with the election forms) in exchange for the consideration to which such person may be entitled pursuant to the merger agreement, and will specify that delivery shall be effected, and risk of loss and title to the old certificates shall pass, only upon proper delivery of such certificates to the exchange agent. As soon as practicable after due surrender to the exchange agent of an old certificate for cancellation (to the extent such old certificates have not been surrendered together with the election forms) together with such letter of transmittal duly executed and completed, the holder of such old certificate will be provided a new certificate and a check in the amount to which such holder is entitled pursuant to the merger agreement, and the old certificate shall be canceled. Any amounts required to be deducted and withheld under state, local or foreign tax laws will be deducted and withheld from the consideration otherwise payable under the merger agreement.

Until you surrender your North Penn stock certificates for exchange, you will accrue, but will not be paid, any dividends or other distributions declared after the effective time of the merger with respect to Norwood common stock into which any of your shares may have been converted. When you surrender your North Penn stock certificates, to the extent you receive shares of Norwood common stock in exchange, Norwood will pay any unpaid dividends or other distributions, without interest. After the completion of the merger, there will be no transfers on the stock transfer books of North Penn of any shares of North Penn common stock.

If a certificate for North Penn common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification. The posting of a bond in a reasonable amount may also be required.

North Penn Stock Options

As of and immediately prior to the effective time of the merger, each outstanding stock option granted by North Penn under North Penn’s equity incentive plans as of the effective time will be canceled in exchange for a cash payment equal to the positive difference between $19.12 and the exercise price of such stock option, multiplied by the number of shares that may be purchased pursuant to such stock option.

Accounting Treatment

Norwood will account for the merger under the acquisition method of accounting in accordance with U.S. generally accepted accounting principles.  Using the acquisition method of accounting, the assets and liabilities of North Penn will be recorded by Norwood at their respective fair values at the time of the completion of the merger.  The excess of Norwood’s purchase price over the net fair value of the assets acquired and liabilities assumed will then be allocated to identified intangible assets, with any remaining unallocated cost recorded as goodwill.  The value of the shares exchanged will be valued at the acquisition date and all merger related costs will be expensed when incurred.

Tax Consequences of the Merger

This section describes the anticipated material United States federal income tax consequences of the merger to U.S. holders of North Penn common stock who exchange shares of North Penn common stock for shares of Norwood common stock, cash, or a combination of shares of Norwood common stock and cash pursuant to the merger.

For purposes of this discussion, a U.S. holder is a beneficial owner of North Penn common stock who for United States federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•
a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more United States persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

If a partnership (including for this purpose, any entity treated as a partnership for United States federal income tax purposes) holds North Penn common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership.  If you are a partner of a partnership holding North Penn common stock, you should consult your tax advisor.

This discussion addresses only those North Penn shareholders that hold their North Penn common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, and does not address all the United States federal income tax consequences that may be relevant to particular North Penn shareholders in light of their individual circumstances or to North Penn shareholders that are subject to special rules, such as:

•	financial institutions;

•	investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons who exercise dissenters’ rights;

•	persons that hold North Penn common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	certain expatriates or persons that have a functional currency other than the U.S. dollar;

•	persons who are not U.S. holders; and

•	shareholders who acquired their shares of North Penn common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger.

The following discussion is based on the Internal Revenue Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

Norwood and North Penn have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The obligation of Norwood to complete the merger is conditioned upon the receipt of an opinion from Malizia Spidi & Fisch, PC, counsel to Norwood, to the effect that the merger will for federal income tax purposes qualify as a reorganization based upon customary representations made by Norwood and North Penn.  The obligation of North Penn to complete the merger is conditioned upon the receipt of an opinion from Kilpatrick Townsend & Stockton LLP, counsel to North Penn, to the effect that the merger will for federal income tax purposes qualify as a reorganization based upon customary representations made by Norwood and North Penn.  Neither of these opinions is binding on the Internal Revenue Service or the courts.  Norwood and North Penn have not requested and do not intend to request any ruling from the Internal Revenue Service as to the United States federal income tax consequences of the merger.  Accordingly, each shareholder of North Penn common stock should consult its tax advisor with respect to the particular tax consequences of the merger to such holder. In addition, because a North Penn shareholder may receive a mix of cash and stock despite having made a cash election or stock election, it will not be possible for holders of North Penn common stock to determine the specific tax consequences of the merger to them at the time of making the election.

Tax Consequences of the Merger Generally to Holders of North Penn Common Stock.  If the merger is treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the tax consequences are as follows:

•
gain or loss will be recognized by those holders receiving solely cash for North Penn common stock pursuant to the merger equal to the difference between the amount of cash received by a holder of North Penn common stock and such holder’s cost basis in such holder’s shares of North Penn common stock;

•
no gain or loss will be recognized by those holders receiving solely shares of Norwood common stock in exchange for shares of North Penn common stock pursuant to the merger (except with respect to any cash received instead of fractional share interests in Norwood common stock, as discussed in the section entitled “— Cash Received Instead of a Fractional Share of Norwood Common Stock” on page 58);

•
gain (but not loss) will be recognized by those holders who receive shares of Norwood common stock and cash in exchange for shares of North Penn common stock pursuant to the merger, in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the Norwood common stock and cash received by a holder of North Penn common stock exceeds such holder’s cost basis in its North Penn common stock, and (2) the amount of cash received by such holder of North Penn common stock (except with respect to any cash received instead of fractional share interests in Norwood common stock, as discussed in the section entitled “— Cash Received Instead of a Fractional Share of Norwood Common Stock” on page 58);

•
the aggregate basis of the Norwood common stock received in the merger will be the same as the aggregate basis of the North Penn common stock for which it is exchanged, decreased by the amount of cash received in the merger (except with respect to any cash received instead of fractional share interests in Norwood common stock), decreased by any basis attributable to fractional share interests in Norwood common stock for which cash is received, and increased by the amount of gain recognized on the exchange (regardless of whether such gain is classified as capital gain, or as ordinary dividend income, as discussed in the section entitled “— Recharacterization as a Dividend” on page 58, but excluding any gain or loss recognized with respect to fractional share interests in Norwood common stock for which cash is received); and

•	the holding period of Norwood common stock received in exchange for shares of North Penn common stock will include the holding period of the North Penn common stock for which it is exchanged.

If holders of North Penn common stock acquired different blocks of North Penn common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of North Penn common stock and such holders’ basis and holding period in their shares of Norwood common stock may be determined with reference to each block of North Penn common stock.  Any such holders should consult their tax advisors regarding the manner in which cash and Norwood common stock received in the exchange should be allocated among different blocks of North Penn common stock and with respect to identifying the bases or holding periods of the particular shares of Norwood common stock received in the merger.

Taxation of Capital Gain.  Except as described in the section entitled “— Recharacterization as a Dividend” below, gain that holders of North Penn common stock recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such holders have held (or are treated as having held) their North Penn common stock for more than one year as of the date of the merger. Long-term capital gain of non-corporate holders of North Penn common stock is generally taxed at preferential rates.

Recharacterization as a Dividend.  All or part of the gain that a particular holder of North Penn common stock recognizes (or all or part of the cash received by a holder of North Penn common stock, if such holder receives only cash pursuant to the merger) could be treated as dividend income rather than capital gain if (1) such holder is a significant shareholder of Norwood or (2) such holder’s percentage ownership, taking into account constructive ownership rules, in Norwood after the merger is not meaningfully reduced from what its percentage ownership would have been if it had received solely shares of Norwood stock rather than cash or a combination of cash and shares of Norwood stock in the merger. This recharacterization as dividend income could happen, for example, because of ownership of additional shares of Norwood stock by such holder of North Penn common stock, ownership of shares of Norwood stock by a person related to such holder or a share repurchase by Norwood from other holders of Norwood stock. The Internal Revenue Service has indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would not result in dividend treatment. Under the constructive ownership rules, a shareholder may be deemed to own stock that is owned by others, such as a family member, trust, corporation or other entity. For an individual who receives dividend income in taxable years beginning before January 1, 2013 that constitutes qualified dividend income, the dividend income may be subject to reduced rates of taxation if such individual meets certain holding period requirements. Because the possibility of dividend treatment depends primarily upon each holder’s particular circumstances, including the application of the constructive ownership rules, holders of North Penn common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Cash Received Instead of a Fractional Share of Norwood Common Stock.  A holder of North Penn common stock who receives cash instead of a fractional share of Norwood common stock will generally be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by Norwood.  As a result, a holder of North Penn common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above.  Except as described in the section entitled “— Recharacterization as a Dividend” above, this gain or loss will generally be a capital gain or loss, and will be a long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting.  Payments of cash to a holder of North Penn common stock may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption satisfactory to Norwood and the exchange agent, or furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

The preceding discussion is intended only as a summary of material United States federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

Regulatory Matters Relating to the Merger

Consummation of the merger and the bank merger are subject to receipt of certain regulatory approvals.

FDIC.  Norwood intends to acquire North Penn by way of a merger, whereby North Penn will merge with and into Norwood, with Norwood as the surviving company, and by merging North Penn Bank with Wayne Bank.  The merger of North Penn Bank with and into Wayne Bank is subject to the prior approval of the FDIC under the Bank Merger Act.  Wayne Bank and North Penn Bank have filed an application with the FDIC to obtain prior approval of the merger of North Penn Bank with and into Wayne Bank.  In reviewing applications, the FDIC considers:

•	the effect of the transaction upon competition;

•	the financial and managerial resources and future prospects of the merging and resulting institutions;

•	the capital levels of the surviving institution;

•	the performance of the applicants in helping to meet the credit needs of the relevant communities, including low- and moderate-income neighborhoods; and

•	the convenience and needs of the community to be served.

The FDIC will not approve a transaction:

•	that would result in a monopoly or would be in furtherance of any combination, conspiracy or attempt to monopolize the business of banking in any part of the United States; or

•
whose effect in any section of the United States may be to substantially lessen competition, or tend to create a monopoly, or which in any other manner would be in restraint of trade, unless the probable effects of the transaction in meeting the convenience and needs of the community clearly outweigh the anti-competitive effects of the transaction.

Any transaction approved by the FDIC may not be completed until 30 days after the FDIC approval, during which time the U.S. Department of Justice may challenge such transaction on antitrust grounds.  With the approval of the FDIC and the U.S. Department of Justice, the waiting period may be reduced to 15 days.

Federal Reserve Bank of Philadelphia.  Norwood is a bank holding company whose primary federal regulator is the FRB.  Because the merger involves an acquisition by a bank holding company, the transaction is also subject to the non-objection of the Federal Reserve Bank of Philadelphia.

Pennsylvania Department of Banking. The merger of North Penn Bank with and into Wayne Bank is also subject to the prior approval of the Department under the Pennsylvania Banking Code of 1965. Wayne Bank has filed an application for approval of the bank merger with the Department and the application is currently pending. In determining whether to approve the application for the merger of North Penn Bank with and into Wayne Bank, the Department will consider, among other factors, whether the bank merger would be consistent with adequate or sound banking and would not result in concentration of assets beyond limits consistent with effective competition. The Department will also consider the public interest and the needs and convenience of the area primarily to be served by Wayne Bank after the bank merger. Further, it is the policy of the Department to ensure the safe and sound conduct of banking organizations and to maintain public confidence in the business of banking and protect the public interest and the interests of depositors, creditors, and stockholders. These factors will be considered by the Department in connection with Wayne Bank’s application.

Status of Applications and Notices. Norwood and North Penn have filed all required applications with applicable regulatory authorities in connection with the merger of North Penn with Norwood and the bank merger.  There can be no assurance that all requisite approvals will be obtained, that such approvals will be received on a timely basis or that such approvals will not impose any term, condition or restriction which either party reasonably determines in good faith would materially or adversely affect the economic or business benefits of the merger to such party, as to render inadvisable in its reasonable good faith judgment the consummation of the merger.  If any such term, condition or restriction is imposed, either Norwood or North Penn may elect not to consummate the merger. See “— Conditions to Completing the Merger” on page 65.

The approval of any application merely implies the satisfaction of regulatory criteria for approval, which does not include review of the acquisition from the standpoint of the adequacy of the merger consideration to be received by North Penn shareholders.  Furthermore, regulatory approvals do not constitute an endorsement or recommendation of the acquisition.

Interests of Certain Persons in the Merger

Share Ownership.  On the record date for the special meeting, all persons who served as a director or executive officer of North Penn beneficially owned, in the aggregate, 236,366 shares of North Penn common stock (excluding shares that may be acquired upon the exercise of stock options), representing approximately 17.7% of the outstanding shares of North Penn common stock.

As described below, certain of North Penn’s officers and directors have interests in the merger that are in addition to, or different from, the interests of North Penn’s shareholders generally.  North Penn’s board of directors was aware of these conflicts of interest and took them into account when approving the merger.

           Employment Agreements. North Penn has existing employment agreements with Frederick L. Hickman, Thomas J. Dziak and Thomas A. Byrne. These employment agreements require North Penn to make payments and/or provide benefits to its executive officers upon a termination of their employment and, in certain circumstances, upon a termination of employment in connection with, or following, a change in control of North Penn. The completion of the merger will constitute a change in control for purposes of North Penn’s employment agreements. The employment agreements provide that an executive is entitled to change in control compensation if a change in control has occurred and the executive’s employment is terminated within two years following the change in control due to (i) the executive’s dismissal or (ii) the executive’s voluntary resignation following any material demotion; loss of title, office or significant authority or responsibility; material reduction in annual compensation or benefits; or relocation of his principal place of employment by more than 25 miles from its location immediately prior to the change in control.  The executive would not be entitled to change in control compensation if his termination is because of his death, disability, retirement or for cause.

Under the employment agreements, if an executive’s employment is terminated following the merger under the terms described above, the executive will be entitled to receive a cash payment equal to 2.99 times (in the case of Mr. Hickman and Mr. Dziak) or two times (in the case of Mr. Byrne) the executive’s average annual taxable compensation for the five most recent taxable years that the executive has been employed by North Penn. In addition, North Penn would also be obligated to continue and/or pay for the former executive’s life, medical and dental coverage for three years (in the case of Mr. Hickman and Mr. Dziak) or two years (in the case of Mr. Byrne).

Addendums to Employment Agreements.  In connection with the execution of the merger agreement, Mr. Hickman, Mr. Dziak and Mr. Byrne each entered into an addendum to his employment agreement.  In the event that the merger agreement is terminated prior to completion of the merger, each of the addendums would terminate and be of no further force and effect.  In the addendum to his employment agreement, Mr. Hickman agreed that the maximum change in control severance benefit under his employment agreement will be $597,344, that additional income generated by the exercise of stock options or the disposition of shares acquired upon the exercise of stock options would not be taken into account in calculating any change in control severance compensation, and that he would execute a full release of claims shortly before completion of the merger.

In the addendum to his employment agreement, Mr. Dziak agreed that he would not compete with Norwood or any of its subsidiaries for a period beginning on the effective date of the merger and ending on the later of four months following the date of the merger or three months following his termination of employment with Norwood, that additional income generated by the exercise of stock options or the disposition of shares acquired upon the exercise of stock options would not be taken into account in calculating any change in control severance compensation, and that he would execute a full release of claims shortly before completion of the merger.

In the addendum to his employment agreement, Mr. Byrne agreed that if he is an employee in good standing with Norwood as of the date that is one month following the effective date of the merger he would receive $50,000 and if he is an employee in good standing with Norwood as of the date that is 12 months following the effective date of the merger he would receive an additional $30,000, that he would not compete with Norwood or any of its subsidiaries for a period beginning on the effective date of the merger and ending on the later of one year following the date of the merger or three months following his termination of employment with Norwood, that Norwood would continue to provide certain country club and automobile perquisites following the merger, and that additional income generated by the exercise of stock options or the disposition of shares acquired upon the exercise of stock options would not be taken into account in calculating any change in control severance compensation.

Reimbursement for Excise Taxes. Mr. Hickman is also entitled to receive an additional tax indemnification payment (a “gross-up” payment) if payments under his employment agreement or any other payments trigger liability under Sections 280G and 4999 of the Internal Revenue Code for an excise tax on “excess parachute payments.” Under applicable law, the excise tax is triggered by change in control-related payments that equal or exceed three times the executive’s average annual taxable compensation over the five taxable years preceding the change in control. The excise tax equals 20% of the amount of the payment in excess of the executive’s average taxable compensation over the preceding five taxable year periods. North Penn (or its successor, here Norwood) is not able to take a federal tax deduction for excess parachute payments.

It is currently anticipated that Mr. Hickman will receive excess parachute payments, and North Penn estimates the amount of the gross-up payment to Mr. Hickman (based on current state and federal tax rates) would be approximately $328,000.  Such gross-up payments would be in addition to his change in control severance payments noted above.

With respect to the agreements with Mr. Dziak and Mr. Byrne, in the event payments and benefits under their respective employment agreement, together with other payments and benefits the executive may receive, would constitute an excess parachute payment under Section 280G of the Internal Revenue Code, these payments to the executive will be reduced by the minimum amount necessary to avoid the payments constituting excess parachute payments.  As a result of these limitations, after taking into consideration the other change in control benefits described below, the change in control severance benefits payable to Mr. Dziak and Mr. Byrne under the change in control agreements if they are terminated at the time of the merger would be $101,551 and $237,421, respectively.

Supplemental Executive Retirement Agreements. North Penn Bank has entered into supplemental executive retirement agreements with Mr. Hickman, Mr. Dziak and Mr. Byrne.  Under these agreements, upon their separation from service on or after the normal retirement age of 65, Mr. Hickman, Mr. Dziak and Mr. Byrne will receive benefits of $83,000, $46,000 and $43,000 per year, respectively, for 10 years.  No benefits are payable under the supplemental executive retirement agreements following termination for cause.  If the executive voluntarily terminates employment before his normal retirement age, he will receive an annual retirement benefit based on the liability for the normal retirement benefit accrued by North Penn through the most recent plan year and as is reflected in a schedule to the supplemental executive retirement agreement. In the event the executive is terminated involuntarily before his normal retirement age or terminates employment following a change in control before his normal retirement age, North Penn (or its successor, here Norwood) will pay the executive an annual benefit determined by vesting the executive in the present value of the normal retirement benefit, discounted using a 4.0% discount rate.  The completion of the merger will constitute a change in control for purposes of North Penn’s supplemental executive retirement agreements.

In connection with the execution of the merger agreement, Mr. Hickman entered into an addendum to his supplemental executive retirement agreement that eliminated the change in control benefit and provided that if he remains employed until the closing of the merger and receives a change in control severance payment under his employment agreement, he will remain entitled to receive the voluntary early termination benefit under the supplemental executive retirement agreement and not the involuntary early termination benefit.

Assuming that each executive is terminated at the effective time of the merger and that the merger is completed in 2011, the retirement benefit for Mr. Hickman, Mr. Dziak and Mr. Byrne will be $24,286, $30,975, and $23,798 per year, respectively, for 10 years beginning 90 days following termination of employment (unless certain Internal Revenue Code provisions regarding deferred compensation apply, in which case any payments due in the first six months following termination would be accumulated and paid on the first day of the seventh month following termination).

Non-Solicitation and Non-Competition Agreement. In connection with the execution of the merger agreement, Mr. Hickman entered into a Non-Solicitation and Non-Competition Agreement with Norwood pursuant to which he agreed, for a period of 24 months following the merger, he will not serve as an employee, an officer, a director, a consultant, an agent, partner, an advisory director, a founder or a shareholder or other equity holder in a corporation or other entity or in any other capacity with any business organization that is doing business or intends to do business in the Commonwealth of Pennsylvania in the counties of Lackawanna, Wayne, Pike and Monroe and that is engaged or intends to engage in the provision of financial services to the public, including, but not limited to, accepting retail or commercial deposit accounts, making loans or offering trust services, commercial banking, mortgage banking, or lease financing, by business entities, including but not necessarily limited to commercial banks, savings associations, trust companies, credit unions and parent companies and subsidiary companies of such business entities, and he also agrees that he will not recruit any Norwood employees or solicit any customers of Norwood.  Norwood will pay Mr. Hickman $15,000 per month for the period of the agreement.

Equity-Based Awards. Pursuant to North Penn’s existing equity plans, all unvested options to purchase shares of North Penn common stock will become vested and exercisable upon consummation of the merger.  At the closing of the merger, all unexercised options will be cancelled and North Penn will pay each holder an amount equal to the difference between the $19.12 per share cash consideration and the exercise price per share of each option, net of any cash that must be withheld under federal and state income and employment tax requirements.  The following table sets forth the number of unvested options that were held by the executive officers of North Penn and all non-employee directors of North Penn as a group as of January 31, 2011.

Name	Number of Unvested Stock Options	Weighted Average Exercise Price
Frederick L. Hickman	45,174	$9.12
Thomas J. Dziak	5,151	$8.84
Thomas A. Byrne	11,620	$9.21
All non-employee directors as a group	33,858	$9.22

Pursuant to North Penn’s existing equity plans, any vesting conditions applicable to any shares of restricted stock of North Penn will lapse, and such shares of restricted stock will be treated the same as all other shares of North Penn common stock in accordance with the terms of the merger agreement.  As of January 31, 2011, the number of unvested shares of restricted North Penn common stock held by each of Mr. Hickman, Mr. Dziak and Mr. Byrne that would vest and become free of restrictions is 19,737, 2,508, and 4,218, respectively.  The number of unvested shares of restricted North Penn common stock held by North Penn’s six non-employee directors as a group that would vest and become free of restrictions is 15,308.

Termination of North Penn Bank ESOP. North Penn Bank will terminate its employee stock ownership plan upon completion of the merger. All shares remaining after repayment of the outstanding ESOP loan balance (“surplus shares”) will be allocated to participants who were employed by North Penn Bank immediately preceding the completion of the merger. The surplus shares will be allocated to the eligible participants, including Mr. Hickman, Mr. Dziak and Mr. Byrne, in proportion to their account balances as of the first day of the ESOP valuation period, to the extent allowed under applicable law and the governing documents of the plan.

Appointment of North Penn Director to the Norwood Financial Board of Directors. Norwood has invited Kevin M. Lamont, Chairman of North Penn, to serve on the boards of directors of Norwood and Wayne Bank following completion of the merger.  See “Management Following the Merger” on Page 163.   Mr. Lamont will be entitled to compensation received by other members of the Norwood board of directors.  See “Management Following the Merger — Director Compensation.”

Continued Director and Officer Liability Coverage. For a period of six years following the effective time of the merger, Norwood has agreed to indemnify and hold harmless the directors and officers of North Penn against all liability arising out of actions or omissions occurring at or before the effective time of the merger to the same extent as North Penn currently provides for indemnification of its officers and directors. For a period of six years following the effective time of the merger, Norwood has also agreed to maintain in effect North Penn’s directors’ and officers’ liability insurance coverage or provide a policy with comparable coverage; provided, however, if the cost that is necessary to maintain or procure such insurance coverage exceeds 150% of the amount of annual premiums paid by North Penn as of the date of the merger agreement, Norwood will obtain the most advantageous coverage obtainable for a premium equal to such amount.

Payments to North Penn Directors for On-going Cooperation.  All other individuals serving on the board of directors of North Penn who are not otherwise eligible for a severance or change in control payments as of the date of the merger agreement shall be entitled to receive, after the effective time of the merger, a retainer in the amount of $1,000 per month for an 18 month period in exchange for their efforts in promoting the combined entity after the effective time of the merger.  Such cooperation includes their agreement not to serve as an employee, an officer, a director, a consultant, an agent, partner, an advisory director, a founder or a shareholder or other equity holder in a corporation or other entity or in any other capacity with any business organization that is doing business or intends to do business in the Commonwealth of Pennsylvania in the counties of Lackawanna, Wayne, Pike and Monroe and that is engaged or intends to engage in the provision of financial services to the public, including, but not limited to, accepting retail or commercial deposit accounts, making loans or offering trust services, commercial banking, mortgage banking, or lease financing, by business entities, including but not necessarily limited to commercial banks, savings associations, trust companies, credit unions and parent companies and subsidiary companies of such business entities, and not to recruit any Norwood employees or solicit any customers of Norwood.

Employee Matters

Nothing in the merger agreement shall be construed as constituting an employment agreement between Norwood, Wayne Bank or any of their affiliates and any officer or employee of North Penn or any of its subsidiaries or an obligation on the part of Norwood, Wayne Bank or any of their affiliates to employ any such officers or employees.

In the event that Norwood terminates any of North Penn’s health and welfare benefit plans, programs, insurance and other policies, all employees of North Penn or any of its subsidiaries who continue employment with Norwood or any subsidiary of Norwood following the effective time of the merger will become eligible to participate in Norwood’s or Wayne Bank’s medical, dental, health and disability plans without any gap or interruption in coverage.  With respect to each Norwood health plan, Norwood and Wayne Bank shall cause each such plan to (1) waive any waiting period limitation or evidence of insurability requirement under said plans, (2) waive any pre-existing condition limitations under such plans to the extent such conditions for such participant are covered under the applicable North Penn health plan, and (3) credit under such plans any current plan year deductible, co-payment and out-of-pocket expenses incurred by the employees and their covered dependents during the portion of the plan year prior to such participation.

Any employee of North Penn (other than those employees who are a party to an employment, a change of control or other type of agreement with North Penn which provides for severance) whose employment is terminated by North Penn, Norwood or Wayne Bank, absent termination for cause, within 12 months of the effective date of the merger, shall receive severance benefits in accordance with the policy and years of service information set forth in the merger agreement.

Time of Completion

Unless the parties agree otherwise and unless the merger agreement has otherwise been terminated, the closing of the merger will take place on the 10th business day following the later of (1) the effective date (including the expiration of any applicable waiting period) of the last required regulatory approval, and (2) the date on which the shareholders of North Penn approve the merger agreement.

Norwood and North Penn are working to complete the merger quickly.  It is currently expected that the merger will be completed in the second quarter of 2011.  However, because completion of the merger is subject to regulatory approvals and other conditions, the parties cannot be certain of the actual timing.

Conditions to Completing the Merger

Norwood’s and North Penn’s obligations to consummate the merger are conditioned on the following:

•	approval of the merger agreement by North Penn’s shareholders;

•	receipt of all required regulatory approvals and the expiration of all statutory waiting periods;

•
there shall be no actual or threatened causes of action, investigations or proceedings (1) challenging the validity or legality of the merger agreement or the consummation of the merger, or (2) seeking damages in connection with the merger, or (3) seeking to restrain or invalidate the merger; unless actual or threatened causes of action, investigations or proceedings would not have a material adverse effect with respect to the interests of Norwood or North Penn, as the case may be;

•	Norwood’s registration statement of which this proxy statement/prospectus is a part being effective;

•	the shares of Norwood common stock having been approved for listing on NASDAQ, subject to official notice of issuance; and

•
the other party having performed in all material respects its obligations under the merger agreement, the other party’s representations and warranties being true and correct as of the effective date of the merger and receipt of a certificate signed by the other party’s chief executive officer to that effect.

Norwood’s obligations to consummate the merger are also conditioned on the following:

•
there shall have been no determination by Norwood that any fact, event, or condition exists or has occurred that would have a material adverse effect on North Penn or the consummation of the  transactions contemplated by the merger agreement;

•
receipt by North Penn of all consents and approvals from third parties (other than those required from regulatory authorities) required to complete the merger, unless failure to obtain those consents or approvals would not have a material adverse effect on the merger or Norwood after completion of the merger;

•
there shall be no action taken by an regulatory authority, which, in connection with approval of the merger, imposes, in the judgment of Norwood, any material adverse requirement upon Norwood or any Norwood subsidiary, including, without limitation, any requirement that Norwood sell or dispose of any significant amount of assets of North Penn, or any other Norwood subsidiary.

North Penn cannot guarantee whether all of the conditions to the merger will be satisfied or waived by the party permitted to do so.

Conduct of Business Before the Merger

North Penn has agreed that, until completion of the merger, it and its subsidiaries will:

General Business

•	conduct its business in the usual, regular and ordinary course consistent with past practice and prudent banking principles;

•
use its best efforts to maintain and preserve intact its business organization, employees, goodwill with customers and advantageous business relationships and retain the services of its officers and key employees; and

•
except as required by law or regulation, take no action which would adversely affect or delay the ability of the Norwood and North Penn to obtain any consent from any regulatory authority or other approvals required for the consummation of the transactions contemplated by the merger agreement or to perform its covenants and agreements under the merger agreement.

North Penn has agreed that, until completion of the merger, unless required by law or permitted by Norwood, neither it nor its subsidiaries will:

Indebtedness

•
incur any material liabilities or material obligations (other than deposit liabilities and short-term borrowings in the ordinary course of business), whether directly or by way of guaranty, including any obligation for borrowed money, or whether evidenced by any note, bond, debenture, or similar instrument;

Capital Stock

•
change the number of shares of its authorized, issued or outstanding capital stock  (except for the issuance of North Penn common stock issued upon the exercise of outstanding stock options), including any issuance, purchase, redemption, split, combination or reclassification thereof;

•	issue or grant any option, warrant, call, commitment, subscription, right or agreement to purchase relating to its authorized or issued capital stock;

•
declare, set aside or pay any dividend or other distribution with respect to the outstanding capital stock of North Penn other than the regular quarterly cash dividend of not more than $0.04 per share;

Acquisitions and Dispositions

•	sell, transfer, convey or otherwise dispose of any real property (including “other real estate owned”) or interest therein;

•	purchase or otherwise acquire or sell or otherwise dispose of, any assets or incur any liabilities otherwise than in the ordinary course of business;

Investments

•
acquire or agree to acquire 5% or more of the assets or equity securities of any person or business or acquire direct or indirect control of any person or business (except for foreclosures in the ordinary course of business and after consultation with Norwood);

•
enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement, or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

•	purchase or sell or otherwise acquire any investment securities other than those issued by the U.S. Treasury with a maximum remaining maturity of two years or less;

Contracts

•
enter into or extend any agreement, lease or license relating to real property (other than capital expenditures permitted under the merger agreement), personal property, data processing or bankcard functions that involves an aggregate of $25,000 or more;

•
waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing agreement or indebtedness to which it is a party, other than in the ordinary course of business consistent with past practice;

Loans

•
originate, purchase, extend or grant any loan in the principal amount in excess of $100,000 if such loan is not fully secured or $400,000 if such loan is fully secured, except for binding obligations as of the date of the merger agreement;

Employee Matters

•	unless previously disclosed by North Penn, pay any bonuses to any employee, officer, director or other person;

•	grant any general increase in compensation or pay any bonuses to its employees as a class or to its officers;

•	enter into any new, or amend in any respect any existing, employment, consulting, non-competition or independent contractor agreement with any person;

•	alter the terms of any incentive bonus or commission plan;

•	adopt any new or materially amend any existing employee benefit plan except as required by law;

•
except for the execution of the merger agreement and the consummation of the merger, take any action that would give rise to a right of payment to any individual under an employment agreement or an acceleration of the right to payment to any individual under any employee benefit plan;

•
terminate any individual that is a party to an employment contract or change of control agreement prior to the effective time of the merger, other than for “cause” as defined in the applicable agreement;

•
make any written communication to employees of North Penn pertaining to compensation or benefit matters affected by the merger or the transactions contemplated by the merger agreement without first providing Norwood with a copy or description of the intended communication;

Litigation

•
commence any cause of action or proceeding other than in accordance with past practice or settle any action, claim, arbitration, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry or other proceeding against it for material money damages or material restrictions upon any of its operations;

Governing Documents

•	amend its articles of incorporation or bylaws;

Deposits

•	increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with North Penn’s past practices;

Capital Expenditures

•	make any capital expenditures in excess of $25,000 other than expenditures, necessary to maintain existing assets in good repair;

Branches

•	file any applications or make any contract with respect to branching by North Penn or acquire or construct, or enter into any agreement to acquire or construct, any interest in real property;

Other Agreements

•	form any new subsidiary;

•	enter into, renew, extend or modify any transaction (other than a deposit transaction) with any affiliate other than pursuant to existing policies;

•
make any changes to its existing policies regarding credit, loan loss reserves, loan charge-offs, investments, asset/liability management or other banking policies except as required by changes in applicable law or U.S. generally accepted accounting principles;

•	take any action that is intended or may reasonably be expected to result in any of the conditions to the merger not being satisfied; and

•
foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or if such assessment indicates the presence of an underground storage tank or hazardous material.

Covenants of North Penn and Norwood in the Merger Agreement

Agreement Not to Solicit Other Proposals.  North Penn has agreed that neither it nor its officers, directors, employees and representatives will: (1) solicit, initiate, encourage or otherwise facilitate any inquiries or the making of any acquisition proposal or offer by a third party; (2) enter into, continue or otherwise participate in discussions or negotiations regarding, an acquisition proposal; or (3) furnish any non-public information or negotiate or enter into any agreement with respect to an acquisition transaction.  An acquisition transaction includes a proposal for any of the following:

•	a merger or consolidation, or any similar transaction of any company with North Penn (other than the merger with Norwood);

•	a purchase, lease or other acquisition of all or substantially all of the assets of North Penn;

•	a purchase or other acquisition of beneficial ownership by any person or group of securities representing 25% or more of the voting power of North Penn; or

•	a tender or exchange offer to acquire securities representing 25% or more of the voting power of North Penn.

Despite the agreement of North Penn not to solicit other proposals for an acquisition transaction, prior to obtaining shareholder approval of the merger agreement with Norwood, North Penn may negotiate or have discussions with, or provide information to, a third party who makes an unsolicited, written, bona fide proposal for an acquisition transaction not solicited in violation of the merger agreement, provided that North Penn’s board of directors:

•
after consultation with its legal counsel and financial advisor, in good faith deems such action to be legally necessary for the proper discharge of its fiduciary duties to North Penn’s shareholders under applicable law; and

•
after consultation with its outside legal counsel and its financial advisor, in good faith reasonably determines that the transaction presented by such unsolicited acquisition proposal, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal, (1) is more favorable from a financial point of view to the North Penn shareholders than the merger with Norwood (taking into account any changes to the financial terms of the merger agreement proposed by Norwood in response to the other proposal) and (2) is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal (referred to in this document as a “superior proposal”).

If North Penn receives a proposal or information request from a third party or enters into negotiations with a third party regarding a superior proposal, North Penn must immediately notify Norwood and provide Norwood with information about the third party and its superior proposal and keep Norwood fully informed in all material respects of the status and details of such proposal.

Certain Other Covenants.  The merger agreement also contains other agreements relating to the conduct of Norwood and North Penn before consummation of the merger, including the following:

•
each party will give the other party reasonable access during normal business hours to its properties, and shall disclose or make available to the other party and its representatives all books, papers and records relating to the assets, stock, properties, operations, obligations and liabilities of such party;

•
each party shall cause to be prepared and filed all required applications and filings with the regulatory authorities which are necessary or contemplated for obtaining the consents of the regulatory authorities or consummation of the merger;

•	Norwood was required to prepare the registration statement of which this proxy statement/prospectus forms a part and North Penn agreed to cooperate in its preparation;

•
each party will use its best efforts to take all actions and do all things necessary, proper or advisable under applicable laws and regulations, or otherwise, to consummate the merger and the other transactions contemplated by the merger agreement;

•
North Penn will make all reasonable efforts to cause its data processing service providers to cooperate with Norwood in connection with the data processing conversion to occur after the effective time of the merger and will permit its employees to be trained on the new system during normal business hours;

•
North Penn will invite a representative of Norwood to attend all regular and special meetings of North Penn’s board of directors and committees thereof.  North Penn may request that the representative of Norwood recuse himself or herself from any meeting (1) if the merger or any other acquisition transaction is the subject of discussion or (2) to preserve attorney-client privilege with respect to any specific matter;

•
North Penn will take all actions necessary to convene a meeting of its shareholders to vote on the merger agreement to be held no later than 70 days after the registration statement is declared effective;

•	each party shall have the right to review any filing made with, or written material submitted to, any government agencies in connection with the transactions contemplated by the merger agreement;

•
each party will furnish the other with all information concerning itself, its subsidiaries, directors, trustees, officers, shareholders and depositors, and such other matters as may be necessary or advisable in connection with any statement or application made by or on behalf of either party to any governmental body in connection with the transactions, applications or filings contemplated by the merger agreement;

•	each party will promptly furnish the other party with copies of written communications received by them or their respective subsidiaries from any government body in respect of the merger;

•	North Penn and Norwood will consult with one another prior to issuing any press release or other public disclosure related to the merger;

•
North Penn’s board of directors will recommend at the meeting of North Penn’s shareholders that the shareholders vote to approve the merger agreement and will use its reasonable best efforts to solicit shareholder approval; and

•
North Penn and Norwood will cooperate in establishing a retention bonus plan of up to $50,000 for certain employees of North Penn and North Penn Bank who remain employed at North Penn, Norwood or Wayne Bank for a period of up to six months after the effective time of the merger.

Representations and Warranties Made by North Penn and Norwood in the Merger Agreement

North Penn and Norwood have made certain customary representations and warranties to each other in the merger agreement relating to their respective businesses.  For information on these representations and warranties, please refer to the merger agreement attached as Annex A.  The representations and warranties must be true in all material respects through the completion of the merger unless any inaccuracies would not result in a material adverse effect.  See “— Conditions to Completing the Merger” on page 65.

The representations and warranties contained in the merger agreement were made only for purposes of the merger agreement and are made as of specific dates, were solely for the benefit of the parties to the merger agreement, and may be subject to limitations agreed to by the contracting parties, including being qualified by disclosures between the parties.  These representations and warranties may have been made for the purpose of allocating risk between the parties to the merger agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors as statements of factual information.

Terminating the Merger Agreement

The merger agreement may be terminated at any time before the effective time of the merger, as follows:

•	by the mutual written consent of Norwood and North Penn;

•	by either party, if the shareholders of North Penn fail to approve the merger agreement;

•	by either party, if a required regulatory approval, consent or waiver is denied;

•
by either party, if the merger is not consummated by October 31, 2011 or other mutually agreed upon later date, unless failure to complete the merger by that time is due to a breach of a representation, warranty or covenant by the party seeking to terminate the merger agreement;

•
by either party, if the other party materially breaches any representation, warranty, covenant or agreement contained in the merger agreement, or in the event of an inaccuracy of any representation or warranty by the other party, in either case that has not been cured within 30 days following written notice to such party;

•	by Norwood, if North Penn fails to hold its shareholder meeting to vote on the merger within the time frame set in the merger agreement;

•	by Norwood, if the board of directors of North Penn does not recommend approval of the merger to the North Penn shareholders or withdraws or revises its recommendation in a manner adverse to Norwood;

•
by North Penn, if prior to the approval of the merger agreement by the shareholders of North Penn, it receives a superior proposal from a third party that, in the good faith determination of North Penn’s board of directors, the board is required to accept in order to comply with its fiduciary duties and Norwood does not make an offer at least as favorable to North Penn within 5 days after notice; or

•
by North Penn, at any time during a 5 day period beginning on the date that all required regulatory approvals have been received (the “Determination Date”) if both of the following conditions are satisfied:

o
The average of the daily closing sales prices for the Norwood common stock for the 20 consecutive trading days immediately preceding the Determination Date (the “Norwood Market Value”) is less than $22.40;

o
The number obtained by dividing the Norwood Market Value by $28.00 is less than the number obtained by dividing the average closing prices of the NASDAQ Bank Index for the 20 consecutive trading days immediately preceding the Determination Date divided by the NASDAQ Index Price on December 14, 2010 minus 0.20;

unless within five business days of notice of such termination, Norwood notifies North Penn that it will increase the exchange ratio for the stock consideration so that the Norwood Market Value is equal to a dollar amount that is the lesser of $22.40 or the amount obtained by reducing the Initial Norwood Market Value ($28.00) by the percentage change in the NASDAQ Bank Index less 20 percentage points.

Termination Fee

The merger agreement requires North Penn to pay Norwood a fee of $1,125,000 if the merger agreement is terminated in certain circumstances.  Specifically, North Penn must pay the termination fee if Norwood terminates the merger agreement as a result of North Penn’s failure to hold a shareholder meeting to act upon the merger agreement, or if North Penn’s board of directors fails to recommend approval of the merger or upon the withdrawal, qualification or revision of its recommendation to approve the merger.  In addition, North Penn is also required to pay the $1,125,000 termination fee if North Penn terminates the merger agreement after having received a superior proposal that, in the good faith determination of North Penn’s board of directors, the board is required to accept in order to comply with its fiduciary duties.

In addition, if, after a public announcement that another party would like to enter into a transaction with North Penn, Norwood terminates the merger agreement due to the shareholders of North Penn failing to approve the merger or due to a material breach by North Penn of any of its covenants or agreements in the merger agreement, North Penn will be required to pay Norwood a fee of $500,000. If North Penn enters into a merger agreement with any other party within 18 months of the termination of the merger agreement as a result of the failure of North Penn shareholders to approve the merger agreement, North Penn will be required to pay an additional $625,000 to Norwood.

Expenses

Each of Norwood and North Penn will pay its own costs and expenses incurred in connection with the merger.

Changing the Terms of the Merger Agreement

Before the completion of the merger, Norwood and North Penn may agree to waive, amend or modify any provision of the merger agreement.

Dissenters’ Rights of Appraisal

In accordance with the procedures under Subchapter D of Chapter 15 of the Pennsylvania Business Corporation Law (the “PBCL”), North Penn shareholders are entitled to dissent from approval of the merger agreement and demand payment of the fair value of their shares North Penn common stock.  A summary of the rights of dissenting shareholders follows. This summary is qualified in its entirety by reference to the full text of Subchapter D of Chapter 15 of the Pennsylvania Business Corporation Law, which is provided as Annex C to this document.  Any holder of shares of North Penn common stock who desires to exercise dissenters rights should review carefully Subchapter D of Chapter 15 of the PBCL and is urged to consult a legal advisor before electing or attempting to exercise those dissenters rights.

General.  Subject to the exceptions stated below, North Penn’s shareholders who comply with the applicable procedures, which are summarized below, will be entitled to dissenters rights under Subchapter D of Chapter 15 of the PBCL.  North Penn shareholders who follow the procedures of Subchapter D of Chapter 15 of the PBCL will be entitled to receive from North Penn the fair value of their shares calculated as of immediately before the effectuation of the merger. Fair value takes into account all relevant factors but excludes any appreciation or depreciation in anticipation of the merger.  North Penn shareholders who elect to exercise their dissenters rights must carefully follow with particularity the procedures to preserve those rights under Subchapter D of Chapter 15 of the PBCL or they will lose their dissenters rights.

Shares Eligible for Dissenters Rights.  Generally, if an owner of North Penn common stock chooses to assert dissenters rights, the owner must dissent as to all of the shares of North Penn common stock he or she owns. The PBCL distinguishes between record holders and beneficial owners. A holder may assert dissenters rights as to fewer than all the shares of North Penn common stock registered in his or her name only if he or she is not the beneficial owner of the shares of North Penn common stock with respect to which he or she does not exercise dissenters rights.

Record Holder Who is Not the Beneficial Owner.  A record holder may assert dissenters rights on behalf of the beneficial owner.  If a holder is a record owner and wishes to exercise dissenters rights on behalf of the beneficial owner, the holder must disclose the name and address of the person or persons on whose behalf he or she dissents. In that event, the record holder’s rights will be determined as if the shares to which the record holder has dissented and such shareholder’s other shares were registered in the names of different owners.

Beneficial Owner Who is Not the Record Holder.  A beneficial owner of shares of North Penn common stock who is not also the record holder may assert dissenters rights. A person who is a beneficial owner but who is not the record holder who wishes to assert his or her dissenters rights must submit a written consent of the record holder to the Secretary of North Penn no later than the time of the assertion of dissenters rights by the record holder. To accomplish this step, the beneficial owner must make appropriate arrangements with the record owner. A beneficial owner may not dissent with respect to some but less than all shares of North Penn common stock he or she beneficially owns, whether or not the shares so owned by that person are registered in that person’s name.

Dissenters Rights Procedures for North Penn Shareholders.  If a person wishes to exercise dissenters rights, with respect to shares of North Penn common stock, he or she must file a written notice with the Secretary of North Penn prior to the vote on the proposal to approve and adopt the merger agreement of his or her intention to demand that he or she be paid the fair value of his or her shares of North Penn common stock.  He or she must not make any change in his or her beneficial ownership of shares of North Penn common stock from the date he or she files the notice until the effective time of the merger.  He or she must refrain from voting his or her shares “FOR” the merger agreement proposal.  A dissenter who fails to follow these procedures in any respect will not acquire any right to payment of the fair value of his or her shares.  Neither a proxy nor a vote against the proposed merger will constitute the required notice.

Notice to Dissenters.  If the North Penn shareholders approve the merger, North Penn will mail a further notice to all dissenting common stock holders who filed a notice of intention to dissent and demand payment of the fair value of their shares prior to the vote on the merger and who refrained from voting in favor of the merger. North Penn expects to mail the notice promptly after the merger. The notice will state where and when a shareholder’s demand for payment must be sent and where certificates representing shares of North Penn common stock must be deposited in order to obtain payment. The notice will also supply a form for demanding payment which includes a request for certification of the date on which the holder, or the person on whose behalf the holder dissents, acquired beneficial ownership of the shares of North Penn common stock. The demand form will be accompanied by a copy of Subchapter D of Chapter 15 of the PBCL.

If a person asserts his or her dissenters rights, he or she must ensure that North Penn receives his or her demand form on or before the demand deadline. All mailings to North Penn are at the dissenters’ risk. Accordingly, North Penn recommends that a notice of intention to dissent and demand form be sent by certified mail, by overnight courier or by hand delivery.

Failure to Comply.  If a person fails to file a notice of intention to dissent or fails to complete and return the demand form or fails to deposit certificates as required by the notice to dissenters, each within the specified time periods, that person will lose his or her dissenters rights under Subchapter D of Chapter 15 of the PBCL. The dissenter will retain all rights of a common stock holder, or beneficial owner, until those rights are modified by the effectuation of the merger. Within 60 days after the date set for demanding payment and depositing certificates, if the merger has not been effectuated, North Penn will return any certificates that have been deposited. North Penn may thereafter send a new notice setting a new date for demanding payment and depositing certificates.

Payment of Fair Value by North Penn.  Upon timely receipt of the completed demand form, the PBCL requires North Penn to either remit to dissenters who complied with the procedures the amount North Penn estimates to be the fair value for the dissenters’ shares of North Penn common stock or give written notice that no such remittance will be made.  The remittance or notice will be accompanied by:

•
the closing balance sheet and statement of income of North Penn for the fiscal year ended not less than 16 months before the date of remittance together with and the latest available interim financial statements;

•	a statement of North Penn’s estimate of the fair value of the shares of North Penn common stock; and

•	notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of Subchapter D of Chapter 15 of the PBCL.

If No Payment is Made.  If North Penn does not remit the amount of its estimate of the fair value of the shares, it will return any certificates that have been deposited and release the shares of a dissenter from the restriction on transfer imposed as a result of the dissenter’s demand for payment. North Penn may make a notation on any such certificates that such demand has been made. If shares with respect to which notation has been so made are transferred, each new certificate issued for such shares shall bear a similar notation, together with the name of the original dissenting holder or owner of the shares. A transferee of such shares will not acquire by transfer any rights in the corporation other than those that the original dissenter had after making demand for payment of their fair value.

Dissenting Shareholder’s Estimate of Fair Value.  If North Penn gives notice of its estimate of the fair value of the shares of North Penn common stock, without remitting this amount, or remits payment of its estimate of the fair value of the shares of North Penn common stock, and the dissenter believes that the amount remitted or stated is less than the fair value of such shares, the dissenter may send to North Penn his or her own estimate of the fair value of the shares. Such estimate shall be deemed a demand for payment of the amount of the deficiency. If the dissenter does not file his or her estimate within 30 days after the mailing by North Penn of its remittance or notice, the dissenter will only be entitled to the amount stated in the notice or remitted to him or her by North Penn.

            Resort to Court for Relief.  If, within 60 days after the latest of (i) the closing of the merger, (ii) timely receipt of any demands for payment by a dissenter or (iii) the timely receipt of any dissenter’s estimate of fair value, any demands for payment remain unsettled, North Penn may file in court an application for relief, requesting that the court determine the fair value of the shares. There is no assurance that North Penn will file this application.  In the court proceeding, all dissenters, wherever residing, whose demands have not been settled will be made parties to the proceeding as in an action against their shares. A copy of the application will be served on each such dissenter. The jurisdiction of the court will be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser will have such power and authority as may be specified in the order of appointment or in any amendment thereof. Each dissenter made a party will be entitled to recover an amount equal to the fair value of the dissenter’s shares, or if North Penn previously remitted any amount to the dissenter, any amount by which the fair value of the dissenter’s shares is found to exceed the amount previously remitted, in either case plus interest at the rate set forth in Subchapter D of Chapter 15 of the PBCL.

            If North Penn fails to file an application for relief, any dissenter who made a demand and who has not already settled his or her claim against North Penn may file an application for relief in the name of North Penn any time within 30 days after the expiration of the 60-day period described above in which North Penn could have done so.  If no dissenter files an application within the 30-day period, each dissenter entitled to file an application shall be paid North Penn estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.

            Costs and Expenses of Court Proceedings.  The costs and expenses of the court proceedings, including the reasonable compensation and expenses of the appraiser appointed by the court, will be determined by the court and assessed against North Penn. The court may, however, apportion and assess any part of the costs and expenses of court proceedings as it deems appropriate against all or some of the dissenters who are parties and whose action in demanding supplemental payment the court finds to be in bad faith. If North Penn fails to comply substantially with the requirements of Subchapter D of Chapter 15 of the PBCL, the court may levy fees and expenses of counsel and of experts for the parties as it deems appropriate against North Penn and in favor of any or all dissenters. The court may levy fees and expenses of counsel and experts against either North Penn or a dissenter, if the court finds that a party acted in bad faith. If the court finds that the services of counsel for any dissenter substantially benefited other dissenters similarly situated and should not be assessed against North Penn, it may award counsel reasonable fees to be paid out of the amounts awarded to the dissenters who benefited.

No Right to an Injunction.  Under the PBCL, a North Penn shareholder has no right to obtain, in the absence of fraud or fundamental unfairness, an injunction against the transaction proposal, nor any right to valuation and payment of the fair value of the holder’s shares because of the merger, except to the extent provided by the dissenters rights provisions of Subchapter D of Chapter 15 of the PBCL. The PBCL also provides that, absent fraud or fundamental unfairness, the rights and remedies provided by Subchapter D of Chapter 15 are exclusive.

SELECTED HISTORICAL FINANCIAL DATA FOR NORWOOD

The following selected financial information for the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005 is derived from audited consolidated financial statements of Norwood Financial Corp.  The financial information as of and for the nine months ended September 30, 2010 and 2009 is derived from unaudited financial statements.  The results of operations for the nine months ended September 30, 2010 are not necessarily indicative of the results of operations for the full year or any other interim period.   In the opinion of Norwood’s management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates.  You should read this information in conjunction with Norwood’s consolidated financial statements and related notes for the three years ended December 31, 2009, and for the nine months ended September 30, 2010, beginning on page F-1 of this proxy statement/prospectus.

	At or for nine months ended September 30,		At or for the years ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(dollars in thousands, except per share data)
Net interest income	$14,748	$14,282	$19,109	$18,401	$17,272	$16,183	$15,263
Provision for loan losses	730	385	1,685	735	315	220	350

Other income	2,845	3,171	4,929	4,105	3,507	3,517	3,506
Net realized gains (losses) on sales of securities	208	296	463	(18)	17	66	42

Other expenses	9,448	9,769	13,471	12,240	11,341	10,957	10,623
Income before income taxes	7,623	7,395	9,345	9,513	9,140	8,589	7,838
Income tax expense	2,118	2,134	2,282	2,836	2,629	2,679	2,341

Net Income	$5,505	$5,261	$7,063	$6,677	$6,511	$5,910	$5,497

Net income per share-Basic	$1.99	$1.92	$2.57	$2.44	$2.34	$2.11	$1.96
Diluted	1.99	1.90	2.55	2.41	2.30	2.07	1.92
Cash dividends declared	0.84	0.81	1.09	1.02	0.94	0.85	0.71
Dividend pay-out ratio	42.2%	42.2%	42.41%	41.80%	40.17%	40.28%	36.41%
Return on average assets	1.38%	1.39%	1.38%	1.36%	1.39%	1.33%	1.31%
Return on average equity	11.04%	11.51%	11.40%	11.79%	12.10%	11.85%	11.72%

Balances at Period-End
Total assets	$534,557	$514,867	$529,696	$504,296	$480,610	$454,356	$433,556
Loans receivable	358,354	359,482	363,474	349,404	331,296	315,567	290,890
Allowance for loan losses	5,513	4,663	5,453	4,233	4,081	3,828	3,669
Total deposits	398,652	382,863	391,473	359,635	370,000	358,103	340,603
Shareholders’ equity	68,443	63,736	64,471	58,690	55,819	52,231	48,108
Trust assets under management	109,253	99,042	99,373	90,069	101,714	96,879	86,972

Book value per share	$24.79	$23.07	$23.25	$21.45	$20.27	$18.67	$17.07

Average equity to average assets	12.21%	12.05%	12.09%	11.57%	11.48%	11.23%	11.19%
Tier 1 Capital to risk-adjusted assets	18.14	16.90	16.97	16.22	16.26	15.67	15.29
Total Capital to risk-adjusted assets	19.45	18.20	18.27	17.50	17.60	16.99	16.63
Allowance for loan losses to total loans	1.54	0.88	1.50	1.21	1.23	1.21	1.26
Non-performing assets to total assets	0.82	0.73	1.02	0.54	0.03	0.09	0.08

SELECTED HISTORICAL FINANCIAL DATA FOR NORTH PENN

The following selected financial information for the fiscal years ended December 31, 2009, 2008 and 2007 is derived from audited consolidated financial statements of North Penn Bancorp, Inc. The financial information as of and for the nine months ended September 30, 2010 and 2009 is derived from unaudited financial statements.  The results of operations for the nine months ended September 30, 2010 are not necessarily indicative of the results of operations for the full year or any other interim period.   In the opinion of North Penn’s management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates.  You should read this information in conjunction with North Penn’s consolidated financial statements and related notes for the year ended December 31, 2009, and for the  nine months ended September 30, 2010, beginning on page F-50 of this proxy statement/prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
(In thousands, except per share data)	2010	2009	2009	2008	2007
	(Unaudited)
Financial Condition Data:
Total assets	$164,505	$151,478	$156,327	$138,990	$122,532
Investment securities	15,497	19,548	19,398	20,293	13,366
Loans receivable, net	119,696	109,450	114,546	106,106	97,247
Deposits	136,548	119,349	124,055	99,153	83,683
Borrowings	7,000	12,000	12,000	19,648	17,879
Total stockholders’ equity	19,908	19,185	19,270	19,298	20,184

Operating Data:
Interest income	$6,010	$5,714	$7,675	$7,691	$7,452
Interest expense	1,910	2,368	3,126	3,311	3,860
Net interest income	4,100	3,346	4,549	4,380	3,592
Provision for loan losses	334	135	475	31	86
Net interest income after provision for loan losses	3,766	3,211	4,074	4,349	3,506
Other income	401	332	412	338	473
Other expenses	3,107	3,016	3,614	4,180	3,586
Income before taxes	1,060	527	872	507	393
Income tax expense	235	160	85	153	92
Net income	$825	$367	$787	$354	$301

Per Share Data:
Earnings per share, basic	$0.63	$0.26	$0.57	$0.23	$0.20
Earnings per share, diluted	0.62	0.26	0.57	0.23	0.20
Dividends per share	0.17	0.09	0.12	0.12	0.12

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007
Performance Ratios (1):
Return on average assets	0.69%	0.33%	0.53%	0.28%	0.25%
Return on average equity	5.64	2.54	4.04	2.34	2.49
Interest rate spread (2)	3.67	3.11	2.95	3.09	2.77
Net interest margin (3)	3.86	3.42	3.33	3.63	3.34
Dividend payout ratio	20.73	37.60	19.19	53.95	58.80
Efficiency ratio (4)	67.03	78.19	70.72	85.87	85.12
Average interest-earning assets to average interest-bearing liabilities	111.15	113.24	116.97	120.32	116.69
Average equity to average assets	12.23	13.00	13.01	11.82	10.22

Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	1.37	1.12	1.28	1.09	1.19
Allowance for loan losses as a percent of nonperforming loans	90.28	82.87	83.65	105.69	309.79
Non-performing loans as a percent of total loans	1.52	1.36	1.53	1.03	0.38
Non-performing assets as a percent of total assets	1.36	0.99	1.19	0.80	0.39

(1)	Performance ratios for the nine months ended September 30, 2010 and 2009 are annualized.
(2)	Represents the difference between the tax-equivalent weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(3)	Represents tax-equivalent net interest income as a percent of average interest-earning assets.
(4)	Represents noninterest expense divided by the sum of tax-equivalent net interest income and other income.

PRO FORMA DATA

The unaudited pro forma combined condensed consolidated financial information has been prepared using the acquisition method of accounting, giving effect to Norwood’s proposed merger with North Penn.  Under this method, North Penn’s assets and liabilities as of the date of the acquisition will be recorded at their respective fair values and added to those of Norwood. Any difference between the purchase price for North Penn and the fair value of the identifiable net assets acquired (including core deposit intangibles) will be recorded as goodwill. The goodwill resulting from the acquisition will not be amortized to expense, but instead will be reviewed for impairment at least annually and to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to earnings. Core deposit and other intangibles with estimated useful lives recorded by Norwood in connection with the acquisition will be amortized to expense over their estimated useful lives. The financial statements of Norwood issued after the acquisition will reflect the results attributable to the acquired operations of North Penn beginning on the date of completion of the acquisition.  The unaudited condensed pro forma balance sheet combines the historical financial information of Norwood and North Penn as of September 30, 2010.

The following unaudited condensed pro forma balance sheet as of September 30, 2010 combines the historical financial statements of Norwood and North Penn. The unaudited pro forma financial statements give effect to the proposed acquisition as if the acquisition occurred on September 30, 2010 with respect to the balance sheet, and at the beginning of the period for the nine months ended September 30, 2010 and for the year ended December 31, 2009, with respect to the statement of income for the year. The unaudited pro forma financial statements were prepared with Norwood as the acquirer and North Penn as the acquiree under the acquisition method of accounting.  Accordingly, the consideration paid by Norwood to complete the acquisition of North Penn will be allocated to North Penn’s assets and liabilities based upon their estimated fair values as of the date of completion of the acquisition. The allocation is dependent upon certain valuations and other studies that have not been finalized at the time of the acquisition announcement; however, preliminary valuations based on the fair value of the acquired assets and liabilities have been estimated and included in the unaudited pro forma financial statements.

The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair value of North Penn’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Increases or decreases in the estimated fair values of the net assets as compared with the information shown in the unaudited pro forma combined condensed consolidated financial information may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact Norwood’s statement of income due to adjustments in yield and/or amortization of the adjusted assets or liabilities. Any changes to North Penn shareholders’ equity, including results of operations from September 30, 2010 through the date the merger is completed, will also change the purchase price allocation, which may include the recording of a lower or higher amount of goodwill. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein.  The pro forma calculations, shown herein, assume a closing price of $28.00, which represents the closing price of Norwood’s common stock on September 30, 2010.

Norwood anticipates that the merger with North Penn will provide the combined company with financial benefits that include reduced operating expenses. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods.

The unaudited pro forma combined consolidated financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of Norwood and North Penn, which are included elsewhere in this proxy statement/prospectus. See “Index to Financial Statements” on page 184.

The unaudited pro forma stockholders’ equity and net income are qualified by the statements set forth under this caption and should not be considered indicative of the market value of Norwood common stock or the actual or future results of operations of Norwood for any period. Actual results may be materially different than the pro forma information presented.

Unaudited Condensed Pro Forma Balance Sheet as of September 30, 2010

	Norwood	North Penn	Pro Forma		Pro Forma
	Financial Corp.	Bancorp	Adjustments		Combined
	(In Thousands, Except Per Share Data)
Assets
Cash and due from banks	$9,057	$2,825	$-		$11,882
Interest bearing deposits with other banks	7,696	56	-		7,752
Federal funds sold	3,000	15,888	-		18,888
Cash and cash equivalents	19,753	18,769	-		38,522

Investment securities available for sale	139,308	16,640	(12,194)	(4)	143,754
Investment securities held to maturity	169	-	-		169
Loans	358,354	121,363	1,670	(5)	481,387
Credit fair value of loans purchased	-	-	(2,667)	(6)	(2,667)
Loans, net of fair value adjustments	358,354	121,363	(997)		478,720
Allowance for possible loan losses	(5,513)	(1,667)	1,667	(6)	(5,513)
Loans, net	352,841	119,696	670		473,207
Investment in FHLB Stock, at cost	3,538	-	-		3,538
Bank Premises, Equipment, Furniture	5,012	3,860	279	(10)	9,151
Bank owned life insurance	8,161	3,124	-		11,285
Accrued interest receivable	2,342	754	-		3,096
Foreclosed real estate owned	748	-	-		748
Goodwill	26	-	8,834	(1)	8,860
Identifiable intangible assets	247	47	1,541	(3)	1,835
Other assets	2,412	1,615	178	(9)	4,205
Total Assets	$534,557	$164,505	$(692)		$698,370

Liabilities
Non-interest bearing demand	$66,331	$7,160	$-		$73,491
Interest-bearing	332,321	129,388	921	(7)	462,630
Total Deposits	398,652	136,548	921		536,121

Fed Funds Purchased and Repo's	24,530	-	-		24,530
Other Borrowed Money	38,000	7,000	732	(8)	45,732
Accrued interest payable	1,652	232	-		1,884
Other Liabilities	3,280	817	2,658	(11)	6,755
Total liabilities	466,114	144,597	4,311		615,022

Equity Capital
Preferred Stock	-	-	-		-
Common Stock	284	158	(105)	(1)(2)	337
Additional Paid-in Capital	9,815	13,695	1,157	(2)	24,667
Retained Earnings	57,642	9,142	(9,142)	(2)	57,642
Less: cost of treasury stock/ ESOP	(2,437)	(2,616)	2,616	(2)	(2,437)
Less: ESOP	-	(853)	853	(2)	-
Accumulated Other Comprehensive Income	3,139	382	(382)	(2)	3,139
Total Stockholders' Equity	68,443	19,908	(5,003)		83,348
Total liabilities and equity	534,557	$164,505	$(692)		$698,370

Per Share Data
Shares Outstanding	2,760,895	1,285,148	(752,833)	(1)	3,293,210
Book Value Per Share	$24.79	$16.01			$25.31

Unuadited Pro Forma Combined Statement of Operations for the Nine Months Ended September 30, 2010

	Norwood	North Penn	Pro Forma		Pro Forma
	Financial Corp.	Bancorp	Adjustment		Combined
	(In Thousands, Except Per Share Data)

Interest Income
Loans receivable, including fees	$15,894	$5,380	$(1)	(5)(6)	$21,273
Interest on investment securities	3,477	619	(413)	(4)	3,684
Other	43	11	-		54
Total interest income	19,414	6,010	(413)		25,011

Interest Expense
Deposits	3,332	1,502	(345)	(7)	4,489
Short-term borrowings	87	-	-		87
Other borrowings	1,247	408	(110)	(8)	1,546
Total interest expense	4,666	1,910	(455)		6,121

Net interest income	14,748	4,100	42		18,890
Provision for loan losses	730	334	-		1,064
Net interest income after provision for loan losses	14,018	3,766	42		17,826

Other Income
Service charges and fees	1,680	120	-		1,800
Income from fiduciary activities	300	-	-		300
Net realized gains on sales of securities	380	8	-		388
Gain on sale of loans and servicing rights	208	123	-		331
Other	485	150	-		635
Total other income	3,053	401	-		3,454

Other Expense
Salaries and employee benefits	4,844	1,760	-		6,604
Occupancy, furniture & equipment,net	1,190	428	-		1,618
Data processing related	607	78	-		685
Taxes, other then income	374	64	-		438
Professional fees	358	185	-		543
FDIC insurance assessment	357	165	-		522
Other real estate owned	32	10	-		42
Amortization of intangibles	13	7	210	(3)	230
Merger related expenses	-	20	-		20
Other operating expenses	1,673	390	-		2,063
Total other expenses	9,448	3,107	210		12,765

Income before taxes	7,623	1,060	(168)		8,515
Applicable income taxes	2,118	235	(57)	(9)	2,296
Net income	$5,505	$825	$(111)		$6,219

Per Share Data
Basic earnings per share	$1.99	$0.63			$1.89
Diluted earnings per share	$1.99	$0.62			$1.87
Basic EPS weighted average shares outstanding	2,762	1,306	(774)		3,294
Diluted EPS weighted average shares outstanding	2,767	1,325	(774)		3,318

Unuadited Pro Forma Combined Statement of Operations for the Year Ended December 31, 2009

	Norwood	North Penn	Pro Forma		Pro Forma
	Financial Corp.	Bancorp	Adjustments		Combined
	(In Thousands, Except Per Share Data)
Interest Income
Loans receivable, including fees	$21,523	$6,878	$(1)	(5)(6)	$28,400
Interest on investment securities	5,293	797	(550)	(4)	5,540
Other	19	-	-		19
Total interest income	26,835	7,675	(551)		33,969

Interest Expense
Deposits	5,765	2,495	(461)	(7)	7,800
Short-term borrowings	292	-	-		292
Other borrowings	1,669	631	(146)	(8)	2,154
Total interest expense	7,726	3,126	(607)		10,246

Net interest income	19,109	4,549	56		23,714
Provision for loan losses	1,685	475	-		2,160
Net interest income after provision for loan losses	17,424	4,074	56		21,554

Other Income
Service charges and fees	2,476	244	-		2,720
Income from fiduciary activities	354	-	-		354
Net realized gains on sales of securities	463	8	-		471
Gain on sale of loans and servicing rights	481	6	-		487
Other	1,618	154	-		1,772
Total other income	5,392	412	-		5,804

Other Expense
Salaries and employee benefits	6,829	2,129	-		8,958
Occupancy, furniture & equipment, net	1,591	656	-		2,247
Data processing related	788	115	-		903
Taxes, other then income	484	86	-		570
Professional fees	411	408	-		819
FDIC insurance assessment	710	240	-		950
Other real estate owned	436	-	-		436
Amortization of intangibles	52	-	280	(3)	332
Merger related expenses	-	-	-		-
Other operating expenses	2,170	(20)	-		2,150
Total other expenses	13,471	3,614	280		17,365

Income before taxes	9,345	872	(225)		9,993
Applicable income taxes	2,282	85	(76)	(9)	2,291
Net income	$7,063	$787	$(148)		$7,702

Per Share Data
Basic earnings per share	$2.57	$0.57			$2.35
Diluted earnings per share	$2.55	$0.57			$2.33
Basic EPS weighted average shares outstanding	2,750	1,376	(844)		3,282
Diluted EPS weighted average shares outstanding	2,766	1,383	(844)		3,305

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1)
The acquisition will be effected by the issuance of shares of Norwood common stock and cash to North Penn’s shareholders. Each share of North Penn common stock will be exchanged for either 0.6829 shares of Norwood common stock or $19.12 in cash.   All shareholder elections will be subject to allocation and proration procedures set forth in the merger agreement which are intended to ensure that, in the aggregate, the total cash consideration (for common shares, options and unallocated shares held by the ESOP) will be $12,194,000. The shares of Norwood common stock issued illustrated in this pro forma were assumed to be recorded at $28.00 per share, the closing sale price of Norwood common stock on September 30, 2010.  The final accounting purchase price assigned to record the shares issued in the acquisition will be based on the closing price of Norwood common stock on the closing date of the acquisition.  Norwood and North Penn cannot predict what the value or price of Norwood’s common stock will be at the closing of the transaction or how the value or price of Norwood's stock may trade at any time, including the date hereof.

The final allocation of the purchase price will be determined after the acquisition is completed and additional analyses are performed to determine the fair values of North Penn tangible and identifiable intangible assets and liabilities as of the date the acquisition is completed. Changes in the fair value of the net assets of North Penn as of the date of the acquisition will likely change the amount of purchase price allocable to excess purchase price. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein. The unaudited pro forma financial information has been prepared to include the estimated adjustments necessary to record the assets and liabilities of North Penn at their respective fair values and represents management’s best estimate based upon the information available at this time. These pro forma adjustments included herein are subject to change as additional information becomes available and as additional analyses are performed.  Such adjustments, when compared to the information shown in this document, may change the amount of the purchase price allocated to goodwill while changes to other assets and liabilities may impact the statement of income due to adjustments in the yield and/or amortization/accretion of the adjusted assets and liabilities.

The total estimated purchase price for the purpose of this pro forma financial information is $27.1 million.  The following table provides the calculation and allocation of the purchase price used in the pro forma financial statements and a reconcilement of pro forma shares to be outstanding:

Summary of Purchase Price Calculation and Goodwill Resulting from Merger
And Reconciliation of Pro Forma Shares Outstanding at September 30, 2010

		September 30,
($ in thousands except per share data)		2010

Purchase Price Consideration in Common Stock (1)
North Penn common shares settled for stock	779,492
Exchange Ratio	0.6829
Norwood shares to be issued	532,315
Value assigned to Norwood common share	$28.00
Purchase price assigned to North Penn common shares exchanged for Norwood stock		$14,905

Purchase Price Consideration - Cash for Common Stock (1)
North Penn shares exchanged for cash	463,769
Purchase price paid for each North Penn common share exchanged for cash	$19.12
Aggregate purchase price assigned to North Penn common shares exchanged for cash		8,867

Purchase Price Consideration - Cash for Outstanding Options
North Penn options outstanding	157,246
Weighted average strike price	$9.28
Options settlement price	$19.12
In-the-money value for North Penn options cashed out	$9.84
Purchase price assigned to North Penn options settled for cash		1,551

Purchase Price Consideration - Cash for Unallocated ESOP Shares (1)
North Penn Unallocated ESOP Shares Outstanding	92,868
Unallocated ESOP Shares settlement price per share	$19.12
Purchase price assigned to North Penn unallocated ESOP shares settled for cash		1,776

Total Purchase Price		27,099

Net Assets Acquired:

North Penn shareholders’ equity	$19,908
North Penn goodwill and intangibles	—

Estimated adjustments to reflect assets acquired at fair value:
Investments	—
Loans	(997)
Allowance for loan losses	1,667
Core deposit intangible	1,541
Premises & equipment	279
Deferred tax assets	178

Estimated adjustments to reflect liabilities acquired at fair value:
Time deposits	(921)
Borrowings	(732)
Transaction merger liabilities accrued at closing	(2,658)
		18,265
Goodwill resulting from merger		$8,834

(1) Common shares outstanding at September 30, 2010 totaled 1,285,148 which included 92,868 unallocated ESOP shares. The agreement requires the unallocated ESOP shares to be paid in cash. The agreement also requires 50,981 of restricted stock awards that are not included in the outstanding shares to be paid out in accordance with the election procedures and are included above as shares to be settled for cash and common stock.

2)
Adjustment to reflect the issuance of common shares of Norwood common stock with a $0.10 par value in connection with the acquisition and the adjustments to shareholders’ equity for the reclassification of North Penn historical equity accounts (common stock, accumulated other comprehensive loss, cost of treasury stock, and undivided profits) into surplus and adjustment for goodwill created in the transaction.

3)
Adjustment for core deposit intangible to reflect the fair value of this asset and the related amortization and the related amortization adjustment based upon an expected life of 10 years. The amortization of the core deposit intangible is expected to increase pro forma pre-tax interest expense by $280 thousand in the first year following consummation.

4)
Since all investments were recorded at fair value at September 30, 2010, no balance sheet adjustment is necessary. Income statement adjustments reflect prospective reclassification of existing AFS adjustment to an amortizing premium which is amortized based on the expected life.  This investment adjustment is expected to decrease pro forma pre-tax interest income by $185 thousand in the first year following consummation.  Balance sheet adjustment also includes $12.2 million pro forma adjustments to reflect the use of cash to fund the acquisition. Lost interest income of $365 thousand is expected, assuming a 3% investment rate.

5)
Adjustment of $1.7 million to reflect fair values of loans based on current interest rates of similar loans. The adjustment will be substantially recognized over approximately the next 7 years using an amortization method based upon the expected life of the loans and is expected to decrease pro forma pre-tax interest income by $418 thousand following consummation.

6)
Adjustment of $1.7 million to reflect the general credit risk of the loan portfolio and a specific credit quality fair value adjustment of $1.0 million.  Included is the reversal of the North Penn allowance for loan losses as of September 30, 2010 in accordance with acquisition method of accounting for the acquisition. The general credit adjustment will be substantially recognized over approximately the next 7 years using an amortization method based upon the expected life of the loans. The general credit adjustment is expected to increase pro forma pre-tax interest income by $417 thousand in the first year following consummation.  No pro forma earnings impact was assumed from the specific credit adjustments.

7)
Adjustment of $900 thousand to reflect the fair values of certain interest-bearing time deposit liabilities based on current interest rates for similar instruments. The adjustment will be recognized using an amortization method based upon the maturities of the deposit liabilities. This adjustment is expected to decrease pro forma pre-tax interest expense by $461 thousand following consummation.

8)
Adjustment of $700 thousand to reflect fair values of long-term debt which consists primarily of FHLB advances at various terms and maturities. The adjustment will be substantially recognized using an amortization method based upon the maturities of the debt. This adjustment is expected to decrease pro forma pre-tax interest expense by $146 thousand following consummation.

9)
Adjustment to reflect the net deferred tax at a rate of 34% related to fair value adjustments on the balance sheet and an effective tax rate of 34% for book tax expense. It is noted that a tax benefit was not taken for certain acquisition obligations and costs that were considered to be not tax deductable.

10)
Adjustment of $300 thousand to reflect increase in fair value for premises. The amortization of the fair value adjustment is presented over a 30 year period.  The adjustment is expected to increase pro forma occupancy and equipment expense by $9 thousand following consummation.

11)
 Adjustment relates to recognition of estimated merger obligations and cost of $2.7 million pre-tax, and $2.2 million after-tax, expected merger related costs assumed to be recorded as a liability on the closing date.

COMPARISON OF SHAREHOLDER RIGHTS
General

Norwood and North Penn are incorporated under the laws of the Commonwealth of Pennsylvania and, accordingly, the rights of Norwood shareholders and North Penn shareholders are governed by the laws of the Commonwealth of Pennsylvania. As a result of the merger, North Penn shareholders who receive shares of Norwood common stock will become shareholders of Norwood. Thus, following the merger, the rights of North Penn shareholders who become Norwood shareholders in the merger will continue to be governed by the laws of the Commonwealth, and will also then be governed by Norwood’s articles of incorporation and Norwood’s bylaws.

Comparison of Shareholders’ Rights

Set forth below is a summary comparison of material differences between the rights of a Norwood shareholder under Norwood’s articles of incorporation and the Norwood’s bylaws (right column), and the rights of a shareholder under North Penn’s articles of incorporation and North Penn’s bylaws (left column). The summary set forth below is not intended to provide a comprehensive discussion of each company’s governing documents but rather to highlight certain areas where there are differences. This summary is qualified in its entirety by reference to the full text of Norwood’s articles of incorporation and Norwood’s bylaws, and North Penn’s articles of incorporation and North Penn’s bylaws.

North Penn Bancorp, Inc.	Norwood Financial Corp.

CAPITAL STOCK Authorized Capital
80 million shares of common stock, par value $0.10 per share, 20 million shares of preferred stock, without par value. As of February 18, 2011, there were 1,336,136 shares of North Penn common stock issued and outstanding, and no shares of preferred stock issued and outstanding.

10 million shares of common stock, par value $0.10 per share, 5 million shares of preferred stock without par value. As of February 18, 2011, there were 2,768,804  shares of Norwood common stock issued and outstanding and an additional 532,402 shares are estimated to be issued in the merger, and no shares of preferred stock issued and outstanding.

Preferred Stock.  North Penn’s articles of incorporation authorize the board of directors, without further shareholder action, to issue up to 20 million shares of preferred stock, in one or more series, and determine by resolution any designations, preferences, qualifications, privileges, limitations, restrictions, or special or relative rights of additional series. The rights of preferred shareholders may supersede the rights of common shareholders.

Preferred Stock.   Norwood’s articles of incorporation authorize the board of directors, without further shareholder action, to issue up to 5 million shares of preferred stock, in one or more series, and determine by resolution any designations, preferences, qualifications, privileges, limitations, restrictions, or special or relative rights of additional series. The rights of preferred shareholders may supersede the rights of common shareholders.

North Penn Bancorp, Inc.	Norwood Financial Corp.

BOARD OF DIRECTORS Number of Directors; Classification of Board
North Penn’s articles provide that the number of directors on the board shall be not less than 7 nor more than 20 as is provided for from time to time in accordance with the bylaws.  The bylaws currently provide that there shall be 8 members of the board.  The board of directors is divided into three classes with the members of each class elected for three year terms.

Norwood’s articles of incorporation provide that its board of directors shall have not less than 5 nor more than 15 members as provided in the bylaws.  The bylaws currently provide that there shall be nine members of the board.  The size of the board will be increased by one member following the completion of the merger in order to add Mr. Lamont to the board.  As with North Penn, the board of directors is divided into three classes with the members of each class elected for three year terms.

Qualification of Directors
North Penn’s bylaws provide that each director must reside in a county with the Commonwealth of Pennsylvania in which North Penn Bank maintains an office or in any adjacent county within the Commonwealth of Pennsylvania.  Directors’ terms in office end at the first annual meeting following the director’s 75th birthday and no person 75 years of age is eligible for election, reelection, appointment or reappointment to the board.

North Penn’s bylaws also provide for a minimum share ownership of at least 1,000 shares to be purchased within 6 months of becoming a director.

North Penn’s bylaws further provide that a person who serves as a director or management official of any other depository institution is not eligible to serve and restricts individuals who have been indicted or every convicted of certain types of crimes or been subject, within the past ten years, to certain types of regulatory actions or agreements or is nominated by someone who is otherwise disqualified to serve.

Norwood’s bylaws do not require that directors be residents of the Commonwealth of Pennsylvania but do require that each director own at least 12 shares of the common stock of Norwood.  Such shares must be kept on deposit in the vault of Norwood.

North Penn Bancorp, Inc.	Norwood Financial Corp.

ACTIONS BY SHAREHOLDERS Annual Meeting of Shareholders

North Penn’s bylaws provide that the annual meeting of shareholders must be held within 150 days after the end of North Penn’s fiscal year.	Norwood’s bylaws provide that the annual meeting shall be held on such date or time as may be determined by the board of directors.
Special Meetings of Shareholders
Special meetings of the shareholders may only be called by a resolution adopted by a majority of the whole board of directors.
Special meetings of the shareholders may be called by (i) the majority vote of the board of directors, (ii) the Chairman or the President, or (iii) shareholders entitled to cast at least 50% of the votes that all shareholders are entitled to cast.

Action by Shareholders Without a Meeting
North Penn’s articles of incorporation prohibit the taking of any action by shareholders without a meeting or by written consent.
Norwood’s articles of incorporation permit shareholder action by written consent.  In order to be effective, the consent must be signed by shareholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action if a meeting was held.  If the action is taken by less than unanimous consent, the action may not become effective until after at least 10 days’ written notice of the action has been given to each shareholder entitled to vote thereon who has not consented thereto.

Record Dates
North Penn’s bylaws provide that record dates for determining who may vote at annual or special meetings of shareholders or who may receive a dividend must be not fewer than 10 nor more than 60 days prior to the date on which the particular action requiring a record date.

Norwood’s bylaws provide that record dates for determining who may vote at annual or special meetings of shareholders or who may receive a dividend must be not more than 90 days prior to the date on which the particular action requiring a record date.

Voting Limitation
North Penn’s articles of incorporation include a provision restricting the voting rights of any beneficial owner owning shares in excess of 10% of the outstanding shares of North Penn common stock.	Neither Norwood’s articles of incorporation nor its bylaws include any similar provision.

North Penn Bancorp, Inc.	Norwood Financial Corp.

Approval of Certain Business Combinations
North Penn’s articles of incorporation include a provision requiring the affirmative vote of 80% of the outstanding shares to approve any business combination unless the business combination has been approved by two-thirds of the entire board of directors.  If approved by the board, the business combination need only receive the approval of shareholders specified by Pennsylvania law.

Norwood’s articles of incorporation also include a provision requiring an 80% approval vote for business combinations.  As with North Penn, this supermajority vote requirement is not applicable if first approved by the board although the approval requirement is two-thirds of the entire board of directors if approved before there is any controlling person (defined as a shareholder owning 10% or more of the outstanding shares) or a majority of the continuing directors if after there is a controlling person.  In addition, the supermajority vote would not apply if the terms of the business combination satisfy certain fair price provisions.

EVALUATION OF OFFERS
North Penn’s articles of incorporation include a provision that permits the board of directors, when evaluating business combinations or similar takeover attempts, to give due consideration to all relevant factors, including, without limitation, the social and economic effect of acceptance of the offer on its customers, employees and communities in which it operates and certain other considerations.
Neither Norwood’s articles of incorporation nor its bylaws include any similar provision.
DISGORGEMENT BY CONTROLLING SHAREHOLDERS FOLLOWING TAKEOVER ATTEMPTS
North Penn does not have any provision of this type in its articles of incorporation although it is subject to the statutory provision which is substantially similar (See “— Statutory Anti-Takeover Provisions” below)

Norwood’s articles of incorporation include a provision requiring that any profit made by a shareholder owning in excess of 10% of the outstanding shares upon the sale of the shares is recoverable by Norwood if the shares are sold within certain time limitations set forth in the articles.

AMENDMENT OF ARTICLES OF INCORPORATION

North Penn’s articles of incorporation require a supermajority vote (80%) to amend certain of the articles or to adopt new articles inconsistent with the specified articles.  The articles requiring supermajority vote relate to preemptive rights, elimination of director liability, indemnification, shareholder meetings and proposals, the limitation on voting rights in excess of 10%, business combinations, evaluation of takeover

Norwood’s articles of incorporation also require a supermajority vote (80%) to amend certain of the articles.  These articles relate to the board of directors, preemptive rights, elimination of director liability, indemnification, shareholder meetings and proposals, approval of business combinations, disgorgement of profits by certain controlling shareholders and amendment of

North Penn Bancorp, Inc.	Norwood Financial Corp.

proposals, the limitation on voting rights in excess of 10%, business combinations, evaluation of takeover proposals, and amendments to the articles of incorporation and bylaws.

Aside from these provisions and amendments for which no shareholder vote is required under Pennsylvania law, amendments to the articles must be approved by a majority of the shares entitled to vote generally in the election of directors.

incorporation and bylaws.

Aside from these provisions, all amendments to the articles must first be approved by the board of directors and then approved by a majority of the shares entitled to vote generally in the election of directors.

AMENDMENT OF BYLAWS
North Penn’s articles permit both the board of directors and shareholders to amend the bylaws.  If amended by the board, the amendment must be approved by majority of the directors then in office.  If by shareholders, the amendment must be approved by at least 80% of the outstanding shares of stock entitled to vote in the election of directors as well as such additional vote of any preferred shareholders to the extent required by the terms of the series.
Norwood’s bylaws also may be amended in the same manner as North Penn.
STATUTORY ANTI-TAKEOVER PROVISIONS
Under Pennsylvania business corporation law, certain anti-takeover provisions apply to Pennsylvania registered corporations (e.g., publicly traded companies) including those relating to      (1) control share acquisitions, (2) disgorgement of profits by certain controlling persons, (3) business combination transactions with interested shareholders, and (4) the rights of shareholders to demand fair value for their stock following a control transaction. Pennsylvania law allows corporations to opt-out of these anti-takeover sections.  North Penn has not opted out of any of these provisions so they are all applicable.
Norwood has opted out of the control share acquisition statute but the other statutory anti-takeover provisions are applicable to it as well.

DESCRIPTION OF NORWOOD CAPITAL STOCK

Norwood is authorized to issue 10,000,000 shares of common stock, par value $0.10 per share, and 5,000,000 shares of preferred stock no par value. As of February 18, 2011, the most recent practicable trading day before this proxy statement/prospectus was finalized, there were 2,768,804 shares of Norwood common stock outstanding. Norwood has no outstanding shares of preferred stock. Each share of Norwood common stock has the same relative rights as, and is identical in all respects with, each other share of common stock.

The common stock of Norwood represents nonwithdrawable capital, is not an account of an insurable type, and is not insured by the FDIC or any other government agency.

Common Stock

Dividends.  Norwood may pay dividends out of statutory surplus or from net earnings if, as and when declared by its board of directors. The payment of dividends by Norwood is subject to limitations that are imposed by law and applicable regulation. The holders of common stock of Norwood will be entitled to receive and share equally in dividends as may be declared by the board of directors of Norwood out of funds legally available therefor. If Norwood issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights.  The holders of common stock of Norwood have exclusive voting rights in Norwood. They elect Norwood’s board of directors and act on other matters as are required to be presented to them under Pennsylvania law, or as are otherwise presented to them by the board of directors. Generally, each holder of common stock is entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If Norwood issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require an 80% shareholder vote.

Liquidation.   In the event of liquidation, dissolution or winding up of Norwood, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Norwood available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights.  Holders of the common stock of Norwood will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Preferred Stock

None of the shares of Norwood’s authorized preferred stock are outstanding. Preferred stock may be issued with preferences and designations as the board of directors may from time to time determine. Norwood’s board of directors may, without shareholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

CERTAIN ANTI-TAKEOVER PROVISIONS OF NORWOOD’S
ARTICLES OF INCORPORATION AND BYLAWS

The following discussion is a general summary of the material provisions of Norwood’s articles of incorporation and bylaws and certain other provisions under the PBCL and regulatory provisions that may be deemed to have an “anti-takeover” effect. The following description of certain of these provisions is necessarily general and, with respect to provisions contained in Norwood’s articles of incorporation and bylaws, reference should be made in each case to the document in question.

Norwood’s articles of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of shareholders that might discourage future takeover attempts.  As a result, shareholders who might desire to participate in such transactions may not have an opportunity to do so.  In addition, these provisions will also render the removal of the board of directors or management of Norwood more difficult.

The following description is a summary of the provisions of the articles of incorporation and bylaws.  See “Where You Can Find More Information” in the forepart of this proxy statement/prospectus as to how to obtain a copy of these documents.

Directors.  The board of directors is divided into three classes. The members of each class will be elected for a term of three years and only one class of directors will be elected annually.  Thus, it would take at least two annual elections to replace a majority of Norwood’s board of directors.  Further, the bylaws impose notice and information requirements in connection with the nomination by shareholders of candidates for election to the board of directors or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

Prohibition of Cumulative Voting.  The articles of incorporation prohibit cumulative voting for the election of directors.

Restrictions on Removing Directors from Office.  The articles of incorporation provides that directors may only be removed for cause.  “Cause” is defined in the articles of incorporation as being declared of unsound mind by an order of a court, convicted of a felony or of an offense punishable by imprisonment for a term of more than one year, or being deemed liable by a court for gross negligence or misconduct in the director’s duties to Norwood.  At least 30 days’ prior notice to the director must be given.

Authorized but Unissued Shares.  Norwood has authorized but unissued shares of common and preferred stock.  The articles of incorporation authorize 5,000,000 shares of serial preferred stock. Norwood is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, and relative preferences, limitations, voting rights, if any, including, without limitation, offering rights of such shares (which could be multiple or as a separate class). In the event of a proposed merger, tender offer or other attempt to gain control of Norwood that the board of directors does not approve, it might be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock, therefore, may be to deter a future attempt to gain control of Norwood. Norwood’s board of directors has no present plan or understanding to issue any preferred stock.

Amendments to Articles of Incorporation and Bylaws.  Amendments to the articles of incorporation must be approved by Norwood’s board of directors and also by a majority of the outstanding shares of Norwood’s voting stock;  provided,  however, that approval by at least 80% of the outstanding voting stock is generally required to amend the following provisions:

•	The provision establishing the board of directors, the classified terms, procedures for removal and procedures for nomination of directors;

•	Preemptive rights;

•	Elimination of director liability;

•	Indemnification;

•	Meetings of shareholders and shareholder proposals;

•	Approval of business combinations;

•	Disgorgement of profits by certain controlling persons following a takeover attempt; and

•	The requisite shareholder vote to approve amendments to the articles of incorporation and bylaws.

Anti-takeover Provisions Under the Pennsylvania Business Corporation Law

Under Pennsylvania business corporation law, certain anti-takeover provisions apply to Pennsylvania registered corporations (e.g., publicly traded companies) including those relating to      (1) control share acquisitions, (2) disgorgement of profits by certain controlling persons, (3) business combination transactions with interested shareholders, and (4) the rights of shareholders to demand fair value for their stock following a control transaction. Pennsylvania law allows corporations to opt-out of these anti-takeover sections.   Norwood is a registered corporation and has opted out only of the control share acquisition provisions.  A general summary of the applicable anti-takeover provisions is set forth below.

Disgorgement of Profits by Certain Controlling Persons. Pennsylvania law regarding disgorgement of profits by certain controlling persons applies in the event that (1) any person or group publicly discloses that the person or group may acquire control of the corporation, or (2) a person or group acquires (or publicly discloses an intent to acquire) 20% or more of the voting power of the corporation and, in either case, sells shares within 18 months thereafter. Any profits from sales of equity securities of the corporation received by the person or group during such 18-month period will belong to the corporation if the securities that were sold were acquired during the 18-month period or within 24 months prior thereto.

Business Combination Transactions with Interested Shareholders.  Pennsylvania law regarding business combination transactions with interested shareholders provides that a person who acquires the direct or indirect beneficial ownership of shares entitled to cast at least 20% of the votes entitled to be cast for the election of directors or who is an affiliate or associate of such corporation and was the beneficial owner, directly or indirectly, of shares entitling that person to cast at least 20% of the votes at any time within the five year period immediately prior to the date in question becomes an “interested shareholder.” A corporation subject to this provision may not effect mergers or certain other business combinations with the interested shareholder for a period of five years, unless:

•
the business combination or the acquisition of stock by means of which the interested shareholder became an interested shareholder is approved by the corporation’s board of directors prior to such stock acquisition;

•	the business combination is approved by the affirmative vote of the holders of all the outstanding common shares of the corporation; or

•
the business combination is approved by the affirmative vote of the holders of a majority of all shares entitled to vote, excluding votes of shares held by the interested shareholders, and at the time of such vote, the interested shareholder is the beneficial owner of at least 80% of the voting shares of the corporation. This exception applies only if the value of the consideration to be paid by the interested shareholder in connection with the business combination satisfies certain fair price requirements.

After the five-year restricted period, an interested shareholder of the corporation may engage in a business combination with the corporation if (1) the business combination is approved by the affirmative vote of a majority of the shares other than those beneficially owned by the interested shareholder and its affiliates, or (2) the merger is approved at a shareholders meeting and certain fair price requirements are met.

Change of Control Regulations

The Change In Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more other persons, may acquire control of a bank holding company unless the FRB has been given 60 days prior written notice. For this purpose, the term “control” means the acquisition of the ownership, control or holding of the power to vote 25% or more of any class of a bank holding company’s voting stock, and the term “person” includes an individual, corporation, partnership, and various other entities. In addition, an acquiring person is presumed to acquire control if the person acquires the ownership, control or holding of the power to vote of 10% or more of any class of the holding company’s voting stock if (a) the bank holding company’s shares are registered pursuant to Section 12 of the Exchange Act or (b) no other person will own, control or hold the power to vote a greater percentage of that class of voting securities. Accordingly, the prior approval of the FRB would be required before any person could acquire 10% or more of the common stock of Norwood.

The Bank Holding Company Act provides that no company may acquire control of a bank directly or indirectly without the prior approval of the FRB. Any company that acquires control of a bank becomes a “bank holding company” subject to registration, examination and regulation by the FRB. Pursuant to federal regulations, the term “company” is defined to include banks, corporations, partnerships, associations, and certain trusts and other entities, and “control” of a bank is deemed to exist if a company has voting control, directly or indirectly of at least 25% of any class of a bank’s voting stock, and may be found to exist if a company controls in any manner the election of a majority of the directors of the bank or has the power to exercise a controlling influence over the management or policies of the bank. In addition, a bank holding company must obtain FRB approval prior to acquiring voting control of more than 5% of any class of voting stock of a bank or another bank holding company.

An acquisition of control of a bank that requires the prior approval of the FRB under the Bank Holding Company Act is not subject to the notice requirements of the Change In Bank Control Act. Accordingly, the prior approval of the FRB under the Bank Holding Company Act would be required (a) before any bank holding company could acquire 5% or more of the common stock of Norwood and (b) before any other company could acquire 25% or more of the common stock of Norwood.

BUSINESS OF NORWOOD
General

Norwood, a Pennsylvania corporation, is the holding company for Wayne Bank. On March 29, 1996, Wayne Bank completed a holding company reorganization and became a wholly owned subsidiary of Norwood. As of September 30, 2010, Norwood had total assets of $534.6 million, deposits of $398.6 million, and stockholders’ equity of $68.4 million. Norwood’s ratio of average equity to average assets was 12.21%, 12.09%, 11.57% and 11.48% for the nine months ended September 30, 2010 and fiscal years 2009, 2008 and 2007, respectively.

Wayne Bank is a Pennsylvania chartered commercial bank headquartered in Honesdale, Pennsylvania. Wayne Bank was originally chartered on February 17, 1870 as Wayne County Savings Bank. Wayne County Savings Bank changed its name to Wayne County Bank and Trust in December 1943. In September 1993, Wayne Bank adopted the name Wayne Bank. Wayne Bank’s deposits are currently insured to applicable limits by the DIF as administered by the FDIC. Wayne Bank is regulated by the Department and the FDIC.

Wayne Bank is an independent community bank with five offices in Wayne County, three offices in Pike County and three offices in Monroe County. Wayne Bank offers a wide variety of personal and business credit services and trust and investment products and real estate settlement services to the consumers, businesses, nonprofit organizations, and municipalities in each of the communities that Wayne Bank serves. Wayne Bank primarily serves the Pennsylvania counties of Wayne, Pike and Monroe, and to a much lesser extent, the counties of Lackawanna and Susquehanna. In addition, Wayne Bank operates eleven automated teller machines, one in each of its branch locations.

Norwood’s main office is located at 717 Main Street, Honesdale, Pennsylvania and its telephone number is (570) 253-1455. Norwood maintains a website at www.waynebank.com.  Information on our website should not be treated as part of this proxy statement/prospectus.  Norwood makes copies of its SEC filings available free of charge as soon as reasonably practicable after they are filed, through a link on its website to the SEC’s website.

Competition

The competition for deposit products comes from other insured financial institutions such as commercial banks, thrift institutions, credit unions, and multi-state regional banks in Norwood’s market area of Wayne, Pike and Monroe Counties, Pennsylvania. Based on data compiled by the FDIC as of June 30, 2010 (the latest date for which data is available), Wayne Bank had the third largest share of FDIC-insured deposits in Wayne County with approximately 19.2%, third largest in Pike County with 18.6%, and 10th in Monroe County with 2.0%. This data does not reflect deposits held by credit unions with which Wayne Bank also competes. Deposit competition also includes a number of insurance products sold by local agents and investment products such as mutual funds and other securities sold by local and regional brokers. Loan competition varies depending upon market conditions and comes from other insured financial institutions such as commercial banks, thrift institutions, credit unions, multi-state regional banks, and mortgage bankers.

Lending Activities

Wayne Bank’s loan products include loans for personal and business use. Personal lending includes mortgage lending to finance principal residences and to a lesser extent second home dwellings. The products include fixed rate mortgage products with terms up to 30 years which may be sold, in the secondary market through the Federal National Mortgage Association (Fannie Mae) or the Federal Home Loan Bank of Pittsburgh (FHLB),  or held in Wayne Bank’s portfolio subject to the extent consistent with our asset/liability management strategies. Fixed-rate home equity loans are originated on terms up to 180 months, as well as offering a home equity line of credit tied to prime rate. Wayne Bank to a lesser extent also offers indirect dealer financing of automobiles (new and used), boats, and recreational vehicles through a limited network of dealers in Northeast Pennsylvania, but is not aggressively growing this portfolio. At September 30, 2010, there was $7.9 million of indirect loans in the portfolio.  Commercial loans and commercial mortgages are provided to local small and mid-sized businesses at a variety of terms and rate structures. Commercial lending activities include lines of credit, revolving credit, term loans, mortgages, various forms of secured lending and a limited amount of letter of credit facilities. The rate structure may be fixed, immediately repricing tied to the prime rate or adjustable at set intervals.

Wayne Bank’s construction lending has primarily involved lending for commercial construction projects and for single-family residences. All loans for the construction of speculative sale homes have a loan-to-value ratio of not more than 80%. For both commercial and single-family projects loan proceeds are disbursed during the construction phase according to a draw schedule based on the stage of completion. Construction projects are inspected by contracted inspectors or bank personnel. Construction loans are underwritten on the basis of the estimated value of the property as completed. For commercial projects, Wayne Bank typically also provides the permanent financing after the construction period, as a commercial mortgage.

Wayne Bank also, from time to time originates loans secured by undeveloped land. Land loans granted to individuals have a term of up to 5 years. Land loans granted to developers may have an interest only period during development. The substantial majority of land loans have a loan-to-value ratio not exceeding 75%. Wayne Bank has limited its exposure to land loans but may expand its lending on raw land, as market conditions allow, to qualified borrowers experienced in the development and sale of raw land.

Loans involving construction financing and loans on raw land have a higher level of risk than loans for the purchase of existing homes since collateral values, land values, development costs and construction costs can only be estimated at the time the loan is approved. Wayne Bank has sought to minimize its risk in construction lending and in lending for the purchase of raw land by offering such financing primarily to builders and developers to whom Wayne Bank has loaned funds in the past and to persons who have previous experience in such projects. Wayne Bank also limits construction lending and loans on raw land to its market area, with which management is familiar.

Adjustable-rate loans decrease the risks associated with changes in interest rates by periodically repricing, but involve other risks because as interest rates increase, the underlying payments by the borrower increase, thus increasing the potential for payment default. At the same time, the marketability of the underlying collateral may be adversely affected by higher interest rates. Upward adjustment of the contractual interest rate may also be limited by the maximum periodic interest rate adjustment permitted in certain adjustable-rate mortgage loan documents, and, therefore is potentially limited in effectiveness during periods of rapidly rising interest rates. These risks have not had an adverse effect on Wayne Bank.

Consumer lending, including indirect financing provides benefits to Wayne Bank’s asset/liability management program by reducing Wayne Bank’s exposure to interest rate changes, due to their generally shorter terms. Such loans may entail additional credit risks compared to owner-occupied residential mortgage lending especially when unsecured or secured by collateral such as automobiles that depreciate rapidly. As a result, Wayne Bank has de-emphasized the indirect lending product line.

Commercial lending including real-estate related loans entail significant additional risks when compared with residential real estate and consumer lending. For example, commercial loans typically involve larger loan balances to single borrowers or groups of related borrowers. The payment experience on such loans typically is dependent on the successful operation of the project and these risks can be significantly impacted by the cash flow of the borrowers and market conditions for commercial office, retail, and warehouse space. In periods of decreasing cash flows, the commercial borrower may permit a lapse in general maintenance of the property causing the value of the underlying collateral to deteriorate. The liquidation of commercial property is often more costly and may involve more time to sell than residential real estate. Wayne Bank offsets such factors with requiring more owner equity, a lower loan to value ratio and by obtaining the personal guaranties of the principals. In addition, a majority of Wayne Bank’s commercial real estate portfolio is owner occupied property.

Due to the type and nature of the collateral, consumer lending generally involves more credit risk when compared with residential real estate lending. Consumer lending collections are typically dependent on the borrower’s continuing financial stability, and thus, are more likely to be adversely affected by job loss, divorce, illness and personal bankruptcy. In most cases, any repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance. The remaining deficiency is usually turned over to a collection agency.

There are additional risks associated with indirect automobile lending since we must rely on the automobile dealer to provide accurate information to us and accurate disclosures to the borrowers. These loans are principally done on a non-recourse basis. We seek to mitigate these risks by only dealing with dealers with whom we have a long-standing relationship.

Loan Solicitation and Processing

Wayne Bank has established various lending limits for its officers and also maintains an Officer Loan Committee to approve higher loan amounts. The loan committee is comprised of the President and Chief Executive Officer, Senior Lending Officer and other Wayne Bank officers. The Loan Committee has the authority to approve all loans up to set limits based on the type of loan and the collateral. Requests in excess of these limits must be submitted to the Directors’ Loan Committee or Board of Directors for approval. Additionally, the President and Chief Executive Officer, and the Senior Lending Officer and other officers have the authority to approve secured and unsecured loans up to amounts approved by the Board of Directors and maintained in Wayne Bank’s Loan Policy. Notwithstanding individual lending authority, certain loan policy exceptions must be submitted to the loan committee for approval.

Hazard insurance coverage is required on all properties securing loans made by Wayne Bank. Flood insurance is also required, when applicable.

Loan applicants are notified of the credit decision by letter. If the loan is approved, the loan commitment specifies the terms and conditions of the proposed loan including the amount, interest rate, amortization term, a brief description of the required collateral, and the required insurance coverage. The borrower must provide proof of fire, flood (if applicable) and casualty insurance on the property serving as collateral and title insurance, and these applicable insurances must be maintained during the full term of the loan.

Loan Portfolio Composition. Set forth below is selected data relating to the composition of Wayne Bank’s loan portfolio at the dates indicated.

	As of
	September 30,		As of December 31,
	2010		2009		2008		2007		2006		2005
	$	%	$	%	$	%	$	%	$	%	$	%
			(dollars in thousands)

Commercial, Financial
and Agricultural	$24,645	6.9	$24,116	6.6	$25,886	7.4	$29,159	8.8	$34,019	10.8	$26,755	9.2
Real Estate-Construction	11,633	3.2	14,405	4.0	14,856	4.2	20,404	6.2	18,955	6.0	5,944	2.0
Real Estate-Mortgage	308,380	85.9	310,584	85.3	292,893	83.8	263,481	79.5	241,423	76.4	234,200	80.4
Consumer Loans
to Individuals	14,171	4.0	14,850	4.1	16,087	4.6	18,526	5.5	21,520	6.8	24,353	8.4
	358,829	100.0	363,955	100.0	349,722	100.0	331,570	100.0	315,917	100.0	291,252	100.0
Unearned income
and deferred fees	(475)		(481)		(318)		(274)		(350)		(362)
Allowance for loan losses	(5,513)		(5,453)		(4,233)		(4,081)		(3,828)		(3,669)
	$352,841		$358,021		$345,171		$327,215		$311,739		$287,221

Maturities and Sensitivities of Loans to Changes in Interest Rates. The following table sets forth maturities and interest rate sensitivity for selected categories of loans as of December 31, 2009. Scheduled repayments are reported in the maturity category in which payment is due.  Demand loans, loans having no stated schedule of repayments and no stated maturity and overdrafts are reported as due in one year or less.

	One Year or Less	After One to Five Years	Over Five Years	Total
	(in thousands)
Commercial, Financial and Agricultural	$6,524	$9,748	$7,844	$24,116
Real Estate - Construction	14,405	—	—	14,405

Total	$20,929	$9,748	$7,844	$38,521

Loans with fixed rates	$9,982	$7,789	$4,225	$21,996
Loans with floating rates	10,947	1,959	3,619	16,525
Total	$20,929	$9,748	$7,844	$38,521

Non-Performing Assets. The following table sets forth information regarding non-accrual loans, foreclosed real estate owned and loans that are 90 days or more delinquent but on which Wayne Bank was accruing interest at the dates indicated. For the nine months ended September 30, 2010 and year ended December 31, 2009, interest income that would have been recorded on loans accounted for on a non-accrual basis under the original terms of such loans was $269,000 and $188,000, respectively, of which $82,000 and $4,000, respectively, was collected.

	At
	September 30,	As of December 31,
	2010	2009	2008	2007	2006	2005
	(dollars in thousands)
Non-accrual loans:
Commercial and all other	$18	$—	$—	$—	$—	$—
Real estate	2,871	4,916	2,087	109	392	330
Consumer	762	—	—	2	17	11
Total	3,651	4,916	2,087	111	409	341

Accruing loans which are contractually
past-due 90 days or more:
Commercial and all other	—	9	—	—	—	—
Real estate	—	90	—	49	—	—
Consumer	—	—	—	3	—	12
Total	—	99	—	52	—	12

Total non-performing loans	3,651	5,015	2,087	163	409	353
Foreclosed real estate	748	392	660	—	—	—
Total non-performing assets	$4,399	$5,407	$2,747	$163	$409	$353
Total non-performing loans to total loans	1.02%	1.38%	0.60%	0.05%	0.13%	0.12%
Total non-performing loans to total assets	0.68%	0.95%	0.41%	0.03%	0.09%	0.08%
Total non-performing assets to total assets	0.82%	1.02%	0.54%	0.03%	0.09%	0.08%

The recorded investment in impaired loans, not requiring an allowance for loan losses, was $4,516,000 (net of a charge-off against the allowance for loan losses of $210,000) at September 30, 2010 compared to $6,962,000  (net of a charge-off against the allowance for loan losses of $154,000) and $2,976,000 at December 31, 2009 and 2008, respectively. The recorded investment in impaired loans requiring an allowance for loan losses was $8,827,000 (net of a charge-off against the allowance for loan losses of $480,000) at September 30, 2010 compared to $1,065,000 (net of charge-off against the allowance for loan losses of $480,000) and $-0- at December 31, 2009 and 2008. For the nine months ended September 30, 2010 and 2009 and for the years ended December 31, 2009, 2008 and 2007, the average recorded investment in these impaired loans was $8,893,000, $3,204,000, $3,585,000, $3,311,000 and $3,127,000, respectively, and the interest income recognized on these impaired loans was $575,000, $149,000, $139,000, $143,000 and $290,000, respectively.

Potential Problem Loans. As of September 30, 2010, there were no loans not previously disclosed, where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

Analysis of the Allowance for Loan Losses. The following table sets forth information with respect to Wayne Bank’s allowance for loan losses for the years indicated:

	Nine Months
	Ended
	September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(dollars in thousands)

Total loans receivable net of unearned
income	$358,354	$359,482	$363,474	$349,404	$331,296	$315,567	$290,890
Average loans receivable	355,368	354,775	356,345	335,137	323,444	301,533	274,053

Allowance balance
at beginning of period	$5,453	$4,233	$4,233	$4,081	$3,828	$3,669	$3,448

Charge-offs:
Commercial and all other	(85)	(17)	(17)	(7)	—	—	(4)
Real Estate	(543)	(60)	(358)	(465)	(4)	—	(6)
Consumer	(62)	(113)	(139)	(171)	(117)	(150)	(200)

Total	(690)	(190)	(514)	(643)	(121)	(150)	(210)

Recoveries:
Commercial and all other	—	4	11	—	—	18	12
Real Estate	1	4	4	1	2	2	18
Consumer	19	27	34	59	54	65	46
Leases	—	—	—	—	3	4	5
Total	20	35	49	60	59	89	81

Net Charge-offs	(670)	(155)	(465)	(583)	(62)	(61)	(129)

Provision Expense	730	585	1,685	735	315	220	350
Allowance balance at end of period	$5,513	$4,663	$5,453	$4,233	$4,081	$3,828	$3,669

Allowance for loan losses as a
percent of total loans outstanding	1.54%	1.30%	1.50%	1.21%	1.23%	1.21%	1.26%

Net loans charged off as a percent
of average loans outstanding	0.25%	0.06%	0.13%	0.17%	0.02%	0.02%	0.05%

Allocation of the Allowance For Loan Losses. The following table sets forth the allocation of Wayne Bank’s allowance for loan losses by loan category and the percent of loans in each category to total loans at the date indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which credit losses may occur. The total allowance is available to absorb losses from any type of loan.

	As of
	September 30,		As of December 31,
	2010		2009		2008		2007		2006		2005
	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
	(dollars in thousands)
Commercial, financial
and agricultural	$530	6.9%	$333	6.6%	$491	7.4%	$413	8.8%	$505	10.8%	$427	9.2%
Real estate – construction	116	3.2	136	4.0	138	4.2	148	6.2	44	6.0	36	2.0
Real estate – mortgage	4,509	85.9	4,748	85.3	3,315	83.8	2,939	79.5	2,667	76.4	2,713	80.4
Consumer loans to individuals	358	4.0	236	4.1	289	4.6	362	5.5	388	6.8	442	8.4
General Risk Allocation	-	-	—	—	—	—	219	—	224	—	51	—
Total	$5,513	100.0%	$5,453	100.0%	$4,233	100.0%	$4,081	100.0%	$3,828	100.0%	$3,669	100.0%

Investment Activities

General. Norwood maintains a portfolio of investment securities consisting principally of obligations of the U.S. Government and its agencies including mortgage-backed securities and obligations of states, counties and municipalities including school districts. To a lesser extent, Norwood also has corporate debt obligations in the portfolio as well as a portfolio of equity instruments of other financial services companies. Norwood considers its investment portfolio a source of earnings and liquidity. Investment securities may also be pledged to secure public deposits and customer repurchase agreements.

Securities Portfolio. Carrying values of securities at the dates indicated are as follows:

	As of September 30,	As of December 31,
	2010	2009	2008	2007
	(dollars in thousands)
Securities: (carrying value)
U.S. Government agencies	$30,722	$39,772	$35,813	$41,508
State and political subdivisions	48,915	32,343	25,916	22,622
Corporate obligations	4,306	5,240	5,625	4,994
Mortgage-backed securities	54,789	53,154	62,318	54,082
Equity securities	745	776	1,155	1,486
Total Securities	$139,477	$131,285	$130,827	$124,692
Fair Value of Securities	$139,485	$131,299	$130,840	$124,708

Maturity Distribution of Securities. The following table sets forth certain information regarding carrying values, weighted average yields, and maturities of Norwood’s securities portfolio as of September 30, 2010. Yields on tax-exempt securities are stated on a fully taxable equivalent basis using a Federal tax rate of 34%. Actual maturities may differ from contractual maturities as certain instruments have call features which allow prepayment of obligations. Maturity on the mortgage-backed securities is based upon contractual terms, the average life may differ as a result of changes in cash flow. Equity securities with no stated maturity are classified as “one year or less.”

	One Year or Less		After One Through Five Years		After Five Through Ten Years		After Ten Years		Total Investment Securities
	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield
	(dollars in thousands)

U.S. Government agencies	$—	—%	$26,678	2.26%	$4,044	2.63%	$—	—%	$30,722	2.31%
State and political subdivision	—	—%	4,364	4.84%	15,948	5.59%	28,603	5.83%	48,915	5.66%
Corporate obligations	1,020	4.91%	3,286	5.10%	—	—%	—%		4,306	5.06%
Mortgage-backed securities	169	3.73%	477	5.16%	17,381	3.34%	36,762	2.89%	54,789	3.06%
Equity securities	745	—%	—	—%	—	—%	—	—%	745	—%

Total Investment Securities	$1,934	2.92%	$34,805	2.89%	$37,373	4.22%	$65,365	4.18%	$139,477	3.85%

Deposit Activities

General. Wayne Bank provides a full range of deposit products to its retail and business customers. These include interest-bearing and noninterest bearing transaction accounts, statement savings and money market accounts. Certificate of deposit terms range up to 5 years for retail instruments. Wayne Bank has no brokered deposits. Wayne Bank participates in the Jumbo CD ($100,000 and over) markets with local municipalities and school districts which are typically priced on a competitive bid basis. Other services Wayne Bank offers its customers on a limited basis include cash management, direct deposit, Remote Deposit Capture and Automated Clearing House (ACH) activity. Wayne Bank operates eleven automated teller machines and is affiliated with the STAR and MoneyPass ATM networks. Internet banking including bill-pay is offered through the website at www.waynebank.com.

The following table sets forth information regarding deposit categories of Norwood.

	Nine Months
	Ended
	September 30,		Years Ended December 31,
	2010		2009		2008		2007
	Average		Average		Average		Average
	Balance	Rate Paid	Balance	Rate Paid	Balance	Rate Paid	Balance	Rate Paid
			(dollars in thousands)

Non-interest bearing demand	$61,819	—%	$59,224	—%	$59,759	—%	$56,523	—%
Interest-bearing demand	38,381	0.11	35,808	0.10	36,839	0.10	36,594	0.10
Money Market	68,612	0.82	63,160	1.10	65,519	2.15	53,798	3.37
Savings	48,260	0.23	44,526	0.35	44,510	0.47	45,858	0.47
Time	179,546	2.08	174,201	2.80	160,462	3.81	172,986	4.57

Total	$396,618		$376,919		$367,089		$365,759

Maturities of Time Deposits. The following table indicates the amount of Wayne Bank’s time deposits of $100,000 or more by time remaining until maturity as of September 30, 2010.

Maturity Period	Amount
(dollars in thousands)

Within three months	$7,535
Over three through six months	8,404
Over six through twelve months	18,366
Over twelve months	16,832
$51,137

Short-Term Borrowings

The following table sets forth information concerning short-term borrowings (those maturing within one year) which consist principally of securities sold under agreements to repurchase, short-term Federal Home Loan Bank (FHLB) advances, federal funds purchased and U.S. Treasury demand notes that Norwood had during the periods indicated.

	Nine Months Ended
	September 30,		Years Ended December 31,
	2010	2009	2009	2008	2007
	(dollars in thousands)
Short term borrowings:
Average balance during the year	$23,958	$26,040	$26,402	$32,238	$22,443
Maximum month-end balance during the year	27,810	35,323	35,323	42,061	33,024
Average interest rate during the year	0.36%	0.88%	1.11%	2.14%	4.15%
Total short-term borrowings at end of the period	$24,529	$19,554	$25,803	$38,126	$26,686
Weighted average interest rate
at the end of the period	0.40%	1.18%	0.56%	1.11%	3.60%

Trust Activities

Wayne Bank operates a Wealth Management/Trust Department which provides estate planning, investment management and financial planning to customers for which it is generally compensated based on a percentage of assets under management. As of September 30, 2010, Wayne Bank had $109.3 million of assets under management compared to $99.4 million and $90.1 million, respectively, as of December 31, 2009 and 2008. The increase is partially due to improvement in stock market performance which can affect the value of a customer’s investment portfolio.

Subsidiary Activities

Wayne Bank, a Pennsylvania chartered bank, is the only wholly owned subsidiary of Norwood. Norwood Investment Corp. (NIC), a Pennsylvania corporation incorporated in 1996 and a Pennsylvania licensed insurance agency, is a wholly-owned subsidiary of Wayne Bank. NIC’s business is annuity and mutual fund sales and discount brokerage activities primarily to customers of Wayne Bank. The annuities, mutual funds and other investment products are not insured by the FDIC or any other government agency. They are not deposits, obligations of or guaranteed by any bank. The securities are offered through Invest Financial a registered broker/dealer. NIC generated gross revenues for Norwood of $112,000 in 2009, compared to $105,000 in 2008 which is included in Other Income.

WCB Realty Corp., a Pennsylvania corporation, is a wholly-owned real estate subsidiary of Wayne Bank whose principal asset is the administrative offices of Norwood, which also includes the main office of Wayne Bank.

WTRO Properties Inc., a Pennsylvania Corporation, is a wholly-owned real estate subsidiary of Wayne Bank established to hold title to certain real estate upon which Wayne Bank has foreclosed. WTRO did not hold title to any property as of December 31, 2009 and 2008. As of September 30, 2010, WTRO held title to one property which was carried in foreclosed real estate owned at a value of $448,000.

Norwood Settlement Services, LLC, a Pennsylvania Limited Liability Company, was established in 2004 to provide title and settlement service to bank customers and non-customers.  Gross revenues, included in other income, for 2009 totaled $93,000 and $83,000 in 2008.

Personnel

As of September 30, 2010, Wayne Bank had 112 full-time and 8 part-time employees. None of Wayne Bank’s employees are represented by a collective bargaining group.

Properties

Wayne Bank operates from its main office located at 717 Main Street, Honesdale, Pennsylvania and ten additional branch offices. Wayne Bank’s total investment in office property and equipment is $14.1 million with a net book value of $5.0 million as of September 30, 2010. Wayne Bank currently operates automated teller machines at all eleven of its facilities. Wayne Bank leases four of its locations with minimum lease commitments of $3,347,000 through 2029. Three of the locations have various renewal options.

Legal Proceedings

Neither Norwood nor its subsidiaries are involved in any pending legal proceedings, other than routine legal matters occurring in the ordinary course of business, which in the aggregate involve amounts which are believed by management to be immaterial to the consolidated financial condition or results of operations of Norwood.

NORWOOD MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONAND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis and related financial data are presented to assist in the understanding and evaluation of the financial condition and results of operations for Norwood and its subsidiary Wayne Bank as of September 30, 2010 and for the nine months ended September 30, 2010 and 2009 and as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008, and 2007. This section should be read in conjunction with the consolidated financial statements and related footnotes included elsewhere in this proxy statement/prospectus.

Critical Accounting Policies

Note 2 to Norwood’s consolidated financial statements lists significant accounting policies used in the development and presentation of its financial statements. This discussion and analysis, the significant accounting policies, and other financial statement disclosures identify and address key variables and other qualitative and quantitative factors that are necessary for an understanding and evaluation of Norwood and its results of operations.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the potential impairment of restricted stock, accounting for stock options, the valuation of deferred tax assets and the determination of other-than-temporary impairment losses on securities. Please refer to the discussion of the allowance for loan losses calculation under “— Non-performing Assets and Allowance for Loan Losses” in the “— Changes in Financial Condition between December 31, 2009 and December 31, 2008” section.

The deferred income taxes reflect temporary differences in the recognition of the revenue and expenses for tax reporting and financial statement purposes, principally because certain items are recognized in different periods for financial reporting and tax return purposes. Although realization is not assured, Norwood believes it is more likely than not that all deferred tax assets will be realized.

           Restricted stock which represents the required investment in the common stock of correspondent banks is carried at cost and as of September 30, 2010 and December 31, 2009, consisted of the common stock of the Federal Home Loan Bank of Pittsburgh.  In December 2008, the FHLB of Pittsburgh notified member banks that it was suspending dividend payments and the repurchase of excess capital stock.

Management evaluates the restricted stock for impairment.  Management’s determination of whether these investments are impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary decline in value.  The determination of whether a decline affects the ultimate recoverability of their cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB.  Management believes no impairment charge is necessary related to the restricted stock as of September 30, 2010 and December 31, 2009.

In estimating other-than-temporary impairment losses on securities, Norwood considers 1) the length of time and extent to which the fair value has been less than cost 2) the financial condition of the issuer and 3) the intent and ability of Norwood to hold the security to allow for a recovery to fair value.  During the fourth quarter of 2009, Norwood recorded an other-than-temporary impairment charge on two equity holdings totaling $31,000.  Norwood believes that the unrealized losses on all other securities at September 30, 2010 and December 31, 2009 represent temporary impairment of the securities, related to changes in interest rates.

Financial Condition

Changes in Financial Condition between September 30, 2010 and December 31, 2009

General. Total assets as of September 30, 2010 were $534.6 million compared to $529.7 million as of December 31, 2009, an increase of $4.9 million.  The increase was due primarily to a $7.2 million increase in total deposits which was utilized to fund security purchases and also contributed to an increase in cash and cash equivalents.

Cash and Cash Equivalents. Cash and cash equivalents totaled $19.8 million compared to $17.4 million as of December 31, 2009, an increase of $2.4 million.  The increase in cash and cash equivalents was driven by an increase in deposits and proceeds from the sale and maturity of loans.

Securities. The fair value of securities available for sale as of September 30, 2010 was $139.3 million compared to $130.6 million as of December 31, 2009.  Norwood purchased $82.5 million of securities using the proceeds from $76.0 million of securities sold, called, maturities and principal reductions as well as cash received from an increase in total deposits and from the sale of residential mortgage loans.

U.S. Government Agency securities decreased $9.1 million to $30.7 million due to sales and calls while obligations of States and political subdivisions increased $16.6 million to $48.9 million.

The carrying value of Norwood’s securities portfolio (Available-for Sale and Held-to Maturity) consisted of the following:

	September 30, 2010		December 31, 2009
	Amount	% of portfolio	Amount	% of portfolio
	(dollars in thousands)

U.S. Government agencies	$30,722	22.0%	$39,772	30.3%
States and political subdivisions	48,915	35.1	32,343	24.6
Corporate securities	4,306	3.1	5,240	4.0
Mortgage-backed securities	54,789	39.3	53,154	40.5
Equity securities	745	0.5	776	0.6
Total	$139,477	100.0%	$131,285	100.0%

Norwood has securities in an unrealized loss position.  In management’s opinion, the unrealized losses in the mortgage-backed securities reflect changes in interest rates subsequent to the acquisition of specific securities.  Norwood holds a small amount of equity securities in other financial institutions, the value of which has been impacted by the weakening conditions of the financial markets.  During the fourth quarter of 2009, Norwood recorded an other-than-temporary impairment charge on two equity holdings totaling $31,000.  Management believes that all other unrealized losses represent temporary impairment of the securities as Norwood does not have the intent to sell these securities and it is more likely than not that it will not have to sell the securities before recovery of their cost basis.

Loans Receivable. Loans receivable totaled $358.4 million at September 30, 2010 compared to $363.5 million as of December 31, 2009.  Residential real estate loans, including construction financing, decreased $6.3 million due to the sale of $10.5 million of residential mortgages and principal repayments.  The loans were sold for interest rate risk management to shorten the average life of the mortgage loan portfolio and to reduce the risk to rising interest rates.  Commercial loans including commercial real estate loans increased $1.9 million during the period while all other loans decreased $700,000.

Set forth below is selected data relating to the composition of the loan portfolio at the dates indicated:

	September 30, 2010		December 31, 2009
	(dollars in thousands)

Real Estate-Residential	$126,745	35.3%	$130,318	35.8%
Commercial	181,635	50.6	180,266	49.5
Construction	11,633	3.2	14,405	4.0
Commercial, financial and agricultural	24,645	6.9	24,116	6.6
Consumer loans to individuals	14,171	4.0	14,850	4.1
Total loans	358,829	100.0%	363,955	100.0%

Deferred fees (net)	(475)		(481)
	358,354		363,474
Allowance for loan losses	(5,513)		(5,453)
Net loans receivable	$352,841		$358,021

The allowance for loan losses totaled $5,513,000 as of September 30, 2010 and represented 1.54% of total loans, compared to $5,453,000 and 1.50% of total loans at year end, and $4,663,000 or 1.30% of total loans, as of September 30, 2009.  Norwood had net charge-offs for the nine months ended September 30, 2010 of $670,000 compared to $155,000 in the comparable period in 2009.  The charge-offs during the nine months ended September 30, 2010 included $607,000 of losses on loans that were previously carried on nonaccrual status.  Norwood’s loan review process assesses the adequacy of the allowance for loan losses on a quarterly basis.  The process includes an analysis of the risks inherent in the loan portfolio.  It includes an analysis of impaired loans and a historical review of credit losses by loan type.  Other factors considered include:  concentration of credit in specific industries; economic and industry conditions; trends in delinquencies and loan classifications, large dollar exposures and loan growth.  Management considers the allowance adequate at September 30, 2010 based on Norwood’s criteria.  However, there can be no assurance that the allowance for loan losses will be adequate to cover significant losses, if any, that might be incurred in the future.

As of September 30, 2010, non-performing loans totaled $3,651,000, which is 1.02% of total loans.  Included in the total are five commercial real estate loans for $2.6 million; six consumer loans for $762,000; one commercial loan for $18,000 and three residential mortgage loans for $281,000.  At December 31, 2009, non-performing loans totaled $5,015,000, or 1.38% of total loans.  Included in this total were five commercial real estate loans for $3.1 million; six consumer loans totaling $996,000; two commercial loans for $695,000 and three residential mortgage loans totaling $87,000.  The decrease was principally due to the resolution and payoff of two commercial credits.

Included in total non-performing loans as of September 30, 2010 were six loans in the amount of $2.7 million which have been determined to be impaired in accordance with generally accepted accounting principles.  A loan is considered impaired when, based upon current information and events, it is probable that all amounts due according to the contractual terms of the loan will not be collected.  As of December 31, 2009, there were six loans totaling $3.9 million in this category. Additionally, Norwood has determined that three other loan relationships totaling $10.6 million were impaired as of September 30, 2010. These loans have not been transferred to nonaccrual status and therefore are not classified as non-performing.  The three loans in question have been restructured and have made all payments under their modified terms.  The subject loans have not been transferred to nonaccrual status since they have not been delinquent and do not meet the definition of nonaccrual loan as per Norwood’s loan policy.  As of December 31, 2009, there were two loans in this category totaling $4.2 million.  Details regarding the $10.6 million of performing impaired loans as of September 30, 2010 are as follows:

•
Two loans with a combined current balance of $1,051,000 were granted to a food service corporation in December, 2003.  The loan was considered impaired in September, 2009 due to a request for principal deferral by the borrower.  As of September 30, 2010, the borrower is current with all payments under the modified terms of the loan.  Improved cash flow is expected to result in the resumption of the original loan terms.  No loss has been recognized to date on these loans.

•
A loan with a current balance of $3,047,000 was granted to a limited liability company in August, 2006 for the purpose of operating a hotel.  In April 2009, the loan terms were modified and the loan was placed on impaired status in December, 2009 due to slow payment performance.  The loan continues to perform under the modified terms.  The loan will be monitored as to performance with a view toward removing it from the impaired category.  No loss has been recognized to date on this loan.

•	A loan with a current balance of $6,500,000 was granted to a limited liability company in December, 2009 for the purpose of refinancing two prior commercial real estate loans. In

August, 2010, the loan was modified to allow the borrower time to recover from the current economic situation and the loan was classified impaired.  Negotiations with the borrower are ongoing to reach a resolution to the credit.  As of September 30, 2010, the borrower has made all payments under the modified terms and no loss has been recorded to date on this loan.

The following table sets forth information regarding non-performing loans and foreclosed real estate at the dates indicated:

	September 30,	December 31,
	2010	2009
	(dollars in thousands)
Loans accounted for on a non-accrual basis:
Commercial and all other	$18	$—
Real Estate-Commercial	2,590	3,833
Residential	281	1,083
Consumer	762	—
Total	3,651	4,916

Accruing loans which are contractually
past due 90 days or more	—	99
Total non-performing loans	3,651	5,015
Foreclosed real estate	748	392
Total non-performing assets	$4,399	$5,407
Allowance for loans losses	$5,513	$5,453
Coverage of non-performing loans	1.51x	1.09x
Non-performing loans to total loans	1.02%	1.38%
Non-performing loans to total assets	0.68%	0.95%
Non-performing assets to total assets	0.82%	1.02%

Deposits. Total deposits as of September 30, 2010 were $398.7 million compared to $391.5 million as of December 31, 2009, an increase of $7.2 million.  During the period, interest bearing demand deposits, including money market deposits, increased $23.3 million, savings deposits increased $4.9 million and non-interest bearing demand balances increased $6.5 million to offset a $27.5 million reduction in certificates of deposit.  The decrease in certificates includes $15.5 million of certificates of deposit over $100,000 due to the seasonality of municipal deposits and $12.0 million of retail certificates due to the maturity of certificates which were generated through deposit promotions.

The following table sets forth deposit balances as of the dates indicated:

	September 30,	December 31,
	2010	2009
	(dollars in thousands)

Non-interest bearing demand	$66,331	$59,820
Interest bearing demand	39,438	34,410
Money market deposit accounts	78,336	60,035
Savings	49,283	44,423
Time deposits <$100,000	114,127	126,154
Time deposits >$100,000	51,137	66,631

Total	$398,652	$391,473

Borrowings.  Short-term borrowings as of September 30, 2010 totaled $24.5 million compared to $25.8 million as of December 31, 2009.  Securities sold under agreements to repurchase declined $1.3 million principally due to the seasonality of municipal cash management accounts.  Short-term borrowings consist of the following:

	September 30,	December 31,
	2010	2009
	(dollars in thousands)

Securities sold under agreements to repurchase	$24,339	$25,606
U.S. Treasury demand notes	191	197
	$24,530	$25,803

Other borrowings consisted of the following:

	September 30,	December 31,
	2010	2009
Notes with the FHLB:	(dollars in thousands)
Fixed rate note due September 2010 at 3.53%	$—	$5,000
Convertible note due January 2011 at 5.24%	3,000	3,000
Convertible note due August 2011 at 2.69%	10,000	10,000
Fixed rate note due September 2011 at 4.06%	5,000	5,000
Convertible note due October 2012 at 4.37%	5,000	5,000
Convertible note due May 2013 at 3.015%	5,000	5,000
Convertible note due January 2017 at 4.71%	10,000	10,000
	$38,000	$43,000

    The convertible notes contain an option which allows the FHLB, at quarterly intervals, to change the note to an adjustable-rate advance at three month LIBOR plus 11 to 19 basis points.  If the notes are converted, the option allows Wayne Bank to put the funds back to the FHLB at no charge.

Changes in Financial Condition between December 31, 2009 and December 31, 2008

    Total Assets.  Total assets as of December 31, 2009, were $529.7 million compared to $504.3 million as of year-end 2008, an increase of $25.4 million or 5.0%. The increase in assets was driven by an increase in loans and cash and cash equivalents.

    Loans Receivable.  As of December 31, 2009, loans receivable totaled $363.5 million compared to $349.4 million as of  year-end 2008, an increase of $14.1 million, or 4.0%. Loan growth, principally in commercial real estate  was partially offset by a lower level of home equity loans which is included in residential real estate and a  net run-off in indirect automobile financing, which is included in consumer loans to individuals.

    Residential real estate, which includes home equity lending, totaled $130.3 million as of December 31, 2009, compared to $133.4 million as of year-end 2008, a decrease of $3.1 million.Norwood experienced a significant amount of residential mortgage refinancing activity in 2009 as customers took advantage of the low interest rate environment. Norwood does not originate any non traditional mortgage products such as interest-only loans or option adjustable rate mortgages and has no sub-prime mortgage exposure.  Norwood evaluates sales of its long-term fixed rate residential loan production for interest rate risk management, with $21.7 million of 30 year fixed rate loans sold into the secondary market during 2009.  In the current low interest rate environment, Norwood expects to continue selling mortgage loans in 2010. Norwood experienced a slow down and net decrease in home equity lending in 2009.  Total outstandings decreased $6.5 million to $47.2 million as of December 31, 2009. The decrease was due in part to consumers paying off home equity loans with proceeds from mortgage refinancing. The slow down in home equity lending is also indicative of lower real estate values.

     Commercial loans consist principally of loans made to small businesses within Norwood’s market and are usually secured by real estate or other assets of the borrower. Commercial real estate loans totaled $180.3 million as of December 31, 2009, increasing from $159.5 million as of December 31, 2008, an increase of $20.8 million or 13.0%. The terms for commercial real estate loans are typically 15 to 20 years, with adjustable rates based on a spread to the prime rate or fixed for the initial three to five year period then adjusting to a spread to the prime rate. The majority of Norwood’s commercial real estate portfolio is owner occupied and includes the personal guarantees of the principals. The growth in commercial real estate lending in 2009 was centered in loans to the hospitality lodging industry and summer camps all within Wayne Bank’s primary market area. Commercial loans consisting principally of lines of credit and term loans secured by equipment or other assets decreased $1.8 million to $24.1 million as of December 31, 2008. The decrease was principally due to pay-offs in equipment loans and lower usage on lines of credit.

     Norwood’s indirect lending portfolio (included in consumer loans to individuals) declined  $1.6 million to $8.4 million as of December 31, 2009.  Norwood has de-emphasized indirect  automobile lending and as a result of the soft economy has also experienced a general slow down in other indirect financing.

     Allowance for Loan Losses and Non-Performing Assets.  The allowance for loan losses totaled $5,453,000 as of December 31, 2009 and represented 1.50% of total loans receivable compared to $4,233,000 and 1.21% of total loans as of year end 2008. Net charge-offs for 2009 totaled $465,000 and represented 0.14% of average loans compared to $583,000 and 0.17% of average loans in 2008.

     As of December 31, 2009, non-performing loans totaled $5,015,000 and represented 1.38% of total loans compared to $2,087,000 or 0.60% as of December 31, 2008. With the increase in non-performing loans, higher unemployment, soft real estate market and a slow economy Norwood increased the provision for loan losses to $1,685,000 for the year ended December 31, 2009 compared to $735,000 for 2008.

     Norwood’s loan review process assesses the adequacy of the allowance for loan losses on a quarterly basis. The process includes a review of the risks inherent in the loan portfolio. It includes an analysis of impaired loans and an historical review of losses.  Other factors considered in the analysis include; concentrations of credit in specific industries in the commercial portfolio; the local and regional economic condition; trends in delinquencies, internal risk rating classification; large dollar loans of over $2 million; and growth in the portfolio.

     Norwood has limited exposure to higher-risk loans. There are no option ARM products, interest only loans, subprime loans or loans with initial teaser rates in its residential real estate portfolio. Wayne Bank has $16.3 million of junior lien home equity loans. For 2009 net charge-offs for this portfolio totaled $35,000.

     As of December 31, 2009, Norwood considered its concentration of credit risk profile to be acceptable. The two highest concentrations are in the hospitality lodging industry and summer camps. In 2009 there were no losses in either portfolio and no delinquent loans at December 31, 2009.

Due to weaker economic conditions Norwood saw an increase in its internally adversely classified loans. Norwood assesses a loss factor against the classified loans, which is based on prior experience. Classified loans which are considered impaired are measured on a loan by loan basis. Norwood values such loans by either the present value of expected cash flows, the loans’ obtainable market price or the fair value of collateral if the loan is collateral dependent.

At December 31, 2009, the recorded investment in impaired loans, not requiring an allowance for loan losses was $6,962,000 (net of charge-offs against the allowance for loan losses of $154,000) and those impaired loans requiring an allowance totaled $1,065,000 (net of a charge-off against the allowance for loan losses of $480,000). The recorded investment in impaired loans not requiring allowance for loan losses was $2,976,000 (net of $360,000) and $-0- requiring an allowance for loan losses as of December 31, 2008.

Non-performing assets consist of non-performing loans and real estate owned as a result of foreclosure, which is held for sale. Loans are placed on non-accrual status when management believes that a borrower’s financial condition is such that collection of interest is doubtful. Commercial and real estate related loans are generally placed on non-accrual when interest is 90 days delinquent. When loans are placed on non-accrual, accrued interest is reversed from current earnings.

As of December 31, 2009, non-performing loans totaled $5,015,000 and represented 1.38% of total loans increasing from $2,087,000 and 0.60% of total loans as of December 31, 2008. The increase was principally due to one commercial real estate loan and a home equity loan in which Wayne Bank is in first lien position. Foreclosed real estate owned totaled $392,000 as of December 31, 2009 and $660,000 as of December 31, 2008. The decrease is principally due to a write-down on a property which consists of undeveloped residential building lots in Monroe County.

As a result of its analysis, after applying these factors, management considers the allowance as of December 31, 2009, adequate. However, there can be no assurance that the allowance for loan losses will be adequate to cover significant losses, if any that might be incurred in the future.

The following table sets forth information with respect to Norwood’s allowance for loan losses at the dates indicated:

Year ended December 31,
(dollars in thousands)
2009	2008	2007	2006	2005

Allowance balance at beginning of period	$4,233	$4,081	$3,828	$3,669	$3,448
Charge-offs:
Commercial and all other	(17)	(7)	—	—	(4)
Real Estate	(358)	(465)	(4)	—	(6)
Consumer	(139)	(171)	(117)	(150)	(200)
Total	(514)	(643)	(121)	(150)	(210)
Recoveries:
Commercial and all other	11	—	—	18	12
Real Estate	4	1	2	2	18
Consumer	34	59	54	65	46
Lease Financing	—	—	3	4	5
Total	49	60	59	89	81
Provision expense	1,685	735	315	220	350
Allowance balance at end of period	$5,453	$4,233	$4,081	$3,828	$3,669
Allowance for loan losses as a percent
of total loans outstanding	1.50%	1.21%	1.23%	1.21%	1.26%
Net loans charged off as a percent of
Average loans outstanding	0.13%	0.17%	0.02%	0.02%	0.05%
Allowance coverage of non-performing loans	1.1	x	2.0	x	25.0	x	9.4	x	10.4	x

The following table sets forth information regarding non-performing assets.

	December 31,
	(dollars in thousands)
	2009	2008	2007	2006	2005
Non-accrual loans:
Commercial and all other	$—	$—	$—	$—	$—
Real estate	4,916	2,087	109	392	330
Consumer	—	—	2	17	11
Total	$4,916	$2,087	$111	$409	$341

Accruing loans which are contractually
past due 90 days or more	99	—	52	—	12

Total non-performing loans	5,015	2,087	163	409	353
Foreclosed real estate	392	660	—	—	—
Total non-performing assets	$5,407	$2,747	$163	$409	$353

Non-performing loans to total loans	1.38%	0.60%	0.05%	0.13%	0.12%

Non-performing loans to total assets	0.95%	0.41%	0.03%	0.09%	0.08%

Non-performing assets to total assets	1.02%	0.54%	0.03%	0.09%	0.08%

Securities. The securities portfolio consists principally of issues of United States Government agencies, including mortgage-backed securities, municipal obligations, and corporate debt. In accordance with generally accepted accounting principles in the United States, Norwood classifies its investments into two categories: held to maturity (HTM) and available for sale (AFS). Norwood does not have a trading account. Securities classified as HTM are those in which Norwood has the ability and the intent to hold the security until contractual maturity. As of December 31, 2009, the HTM portfolio totaled $708,000 and consisted of two municipal obligations. Securities classified as AFS are eligible to be sold due to liquidity needs or interest rate risk management. These securities are adjusted to and carried at their fair value with any unrealized gains or losses recorded net of deferred income taxes, as an adjustment to capital and reported in the equity section of the balance sheet as other comprehensive income (loss). As of December 31, 2009, $130.6 million in securities were so classified and carried at their fair value, with unrealized appreciation; net of tax, of $2,090,000, included in accumulated other comprehensive income as a component of stockholders’ equity.

As of December 31, 2009, the average life of the portfolio was 2.6 years. Norwood has maintained  a relatively short average life in the portfolio in order to generate cash flow to support loan growth and maintain liquidity levels. Purchases for the year totaled $58.4 million with securities called, maturities and cash flow of $44.1 million and proceeds from sales of $15.4 million. The purchases were funded principally by cash flow from the portfolio. The carrying value of the securities portfolio is as follows:

	2009		2008
	(dollars in thousands)
	Carrying Value	% of portfolio	Carrying Value	% of portfolio
U.S. Government agencies	$39,772	30.3%	$35,813	27.5%
States & political subdivisions	32,343	24.6%	25,916	19.8%
Corporate Securities	5,240	4.0%	5,625	4.3%
Mortgage-backed securities	53,154	40.5%	62,318	47.5%
Equity securities	776	0.6%	1,155	0.9%

Total	$131,285	100.0%	$130,827	100.0%

The portfolio had $19.5 million of adjustable-rate instruments, principally adjustable-rate mortgage-backed securities as of December 31, 2009 compared to $15.2 million at year end 2008. The portfolio contained no private label mortgage-backed securities, collateralized debt obligations (CDOs), trust preferreds, structured notes, step-up bonds and no off-balance sheet derivatives were in use. The U.S. Government agency portfolio consists principally of callable notes with final maturities of generally less than five years. The mortgage-backed securities are pass-through bonds with the Fannie Mae (FNMA), Freddie Mac (FHLMC), and Government National Mortgage Association (GNMA). Norwood has no exposure to common or preferred stock of FNMA or FHLMC.

Norwood evaluates the securities in its portfolio for other-than-temporary-impairment (OTTI) as fair value declines below cost. In estimating OTTI, management considers (1) the length of time and the extent of the decline in fair value and (2) the financial condition and near-term prospects of the issuer. As of December 31, 2009 Norwood held 21 securities which had a combined unrealized loss of $173,000. Management believes that these losses are principally due to changes in interest rates and represent temporary impairment as Norwood does not have the intent to sell these securities and it is more likely than not that it will not have to sell the securities before recovery of their cost basis. Norwood holds a small portfolio of equity securities of other financial institutions the value of which has been impacted by weakened conditions of the financial market. As a result, Norwood recorded an OTTI charge on two equity holdings totaling $31,000.

Fair Value Of Financial Instruments

Norwood uses fair value measurements to record fair value adjustments to certain financial instruments and determine fair value disclosures. (see Note 16 of Notes to the Consolidated Financial Statements).

Approximately $130.6 million, which represents 24.7% of total assets at December 31, 2009, consisted of financial instruments recorded at fair value on a recurring basis. This amount consists of entirely of Norwood’s available for sale securities portfolio. Norwood uses valuation methodologies involving market-based or market derived information, collectively Level 1 and 2 measurements, to measure fair value. There were no transfers into or out of Level 3 for any instruments for the years ending December 31, 2009 and 2008.

Norwood utilizes a third party provider to perform valuations of the investments. Methods used to perform the valuations include:  pricing models that vary based on asset class, available trade and bid information, actual transacted prices, and proprietary models for valuations of state and municipal obligations. In addition, Norwood has a sample of fixed-income securities valued by another independent source. Norwood does not adjust values received from its providers, unless it is evident that fair value measurement is not consistent with generally accepted accounting principles in the United States.

Deposits

Norwood, through the eleven branches of Wayne Bank, provides a full range of deposit products to its retail and business customers. These products include interest-bearing and non-interest bearing transaction accounts, statement savings and money market accounts. Time deposits consist of certificates of deposit (CDs) with terms of up to five years and include Individual Retirement Accounts. Wayne Bank participates in the Jumbo CD ($100,000 and over) markets with local municipalities and school districts, which are typically awarded on a competitive bid basis. Norwood has no brokered deposits.

Total deposits as of December 31, 2009, totaled $391.5 million increasing $31.9 million from $359.6 million as of year-end 2008. The increase was principally due to a higher level of time deposits which increased by $30.5 million.

Time deposits over $100,000, which consist principally of school district funds, other public funds and short-term deposits from large commercial customers with maturities generally less than one year, totaled $66.6 million as of December 31, 2009, compared to $45.1 million at year-end 2008. The growth was principally due to a higher level of CDs with local school districts. These deposits are subject to competitive bid and Norwood bases its bid on current interest rates, loan demand, investment portfolio structure and the relative cost of other funding sources.

As of December 31, 2009, non-interest bearing demand deposits totaled $59.8 million compared to $56.8 million at year-end 2008. The increase is partially attributable to a higher level of commercial deposits, as a result of growth in the commercial loan portfolio. Cash management accounts in the form of securities sold under agreements to repurchase included in short-term borrowings, totaled $25.6 million at year end 2009 compared to $23.4 million as of December 31, 2008. These balances represent commercial and municipal customers’ funds invested in over-night securities. Norwood considers these accounts as a source of core funding.

Comparison of Results of Operations for the Nine Months Ended September 30, 2010 and 2009

General. For the nine months ended September 30, 2010, net income totaled $5,505,000 compared to $5,261,000 earned in the similar period of 2009.  Earnings per share for the current period were $1.99 per share for both basic and diluted compared to $1.92 per share basic and $1.90 per share diluted for the nine months ended September 30, 2009.  The resulting annualized return on average assets and annualized return on average equity for the nine months ended September 30, 2010 was 1.38% and 11.04% compared to 1.39% and 11.51%, respectively, for the similar period in 2009.

The following table sets forth changes in net income:

Nine Months Ended
September 30, 2010 to
September 30, 2009
(dollars in thousands)

Net income nine months ended September 30, 2009	$5,261

Change due to:
Net interest income	466
Provision for loan losses	(145)
Gain on sales of loans, securities & deposits	(281)
Other income	(133)
Salaries and employee benefits	(24)
Occupancy, furniture and equipment expense, net	41
FDIC insurance assessment	260
Other real estate owned	116
All other expenses	(72)
Income tax expense	16

Net income nine months ended September 30, 2010	$5,505

Net Interest Income.  Net interest income on a fully taxable equivalent basis (fte) for the nine months ended September 30, 2010 totaled $15,461,000, an increase of $624,000, or 4.2% over the similar period in 2009.  The fte net interest spread and net interest margin were 3.72% and 4.05% respectively, compared to 3.64% and 4.08% respectively for the similar period in 2009.

Interest income (fte) totaled $20,127,000 with a yield on average earning assets of 5.27% compared to $20,668,000 and 5.68% for the similar period in 2009.  The decrease in yield was due to a $16.5 million increase in average interest bearing deposits with banks at an average yield of 0.29%.  In addition, residential mortgage rates have declined causing a portion of the portfolio to refinance at lower rates.  As a result, the fte yield on average loans in the current period was 6.02% down from 6.09% in the 2009 period.  The yield on investment securities also declined 58 basis points reflecting the reinvestment of cash flow, maturities and calls at the current lower rate.  Average earning assets totaled $509.5 million for the nine months ended September 30, 2010 an increase of $24.1 million over the similar period in 2009.  The growth in average earning assets helped offset the decline in asset yields.

Interest expense for the nine months ended September 30, 2010 totaled $4,666,000 with an average cost of 1.55% compared to $5,831,000 and 2.03% for the 2009 period. Norwood reduced rates paid on its deposits by 52 basis points and short-term borrowings by 68 basis points.  The cost of time deposits which is the largest component of interest expense was 2.08% for the 2010 period decreasing from 2.88% in 2009.  This reflects time deposits maturing and repricing at the current lower rates.

Average Balance Sheet.  The following table presents the average balances of Norwood’s assets and liabilities for the nine months ended September 30, 2010 and 2009 and the resultant yields and rates thereon.

(Tax-Equivalent Basis, dollars in thousands)	Nine Months Ended September 30,
	2010			2009
	Average Balance (2)	Interest (1)	Average Rate (3)	Average Balance (2)	Interest (1)	Average Rate (3)
Assets
Interest-earning assets:
Federal funds sold	$3,000	$7	0.31%	$1,712	$8	0.62%
Interest bearing deposits with banks	16,712	36	0.29	165	—	—
Securities held-to-maturity(1)	317	20	8.41	707	46	8.68
Securities available for sale:
Taxable	96,307	2,372	3.28	99,786	3,164	4.23
Tax-exempt(1)	37,821	1,655	5.83	28,298	1,237	5.83
Total securities available for sale (1)	134,128	4,027	4.00	128,084	4,401	4.58
Loans receivable (4) (5)	355,368	16,037	6.02	354,775	16,213	6.09
Total interest earning assets	509,525	20,127	5.27	485,443	20,668	5.68
Non-interest earning assets:
Cash and due from banks	7,235			9,024
Allowance for loan losses	(5,445)			(4,477)
Other assets	22,190			17,422
Total non-interest earning assets	23,980			21,969
Total Assets	$533,505			$507,412
Liabilities and Stockholders' Equity
Interest bearing liabilities:
Interest bearing demand and money market	$106,993	449	0.56	$99,520	571	0.77
Savings	48,260	84	0.23	44,822	125	0.37
Time	179,546	2,799	2.08	169,260	3,658	2.88
Total interest bearing deposits	334,799	3,332	1.33	313,602	4,354	1.85
Short-term borrowings	23,790	87	0.49	26,039	229	1.17
Other borrowings	42,963	1,247	3.87	43,000	1,248	3.87
Total interest bearing liabilities	401,552	4,666	1.55	382,641	5,831	2.03
Non-interest bearing liabilities:
Demand deposits	61,819			58,870
Other liabilities	5,012			4,770
Total non-interest bearing liabilities	66,831			63,640
Stockholders' equity	65,122			61,131
Total Liabilities and Stockholders' Equity	$533,505			$507,412

Net interest income (tax equivalent basis)		15,461	3.72%		14,837	3.64%
Tax-equivalent basis adjustment		(713)			(555)
Net interest income		$14,748			$14,282
Net interest margin (tax equivalent basis)			4.05%			4.08%
(1)   Interest and yields are presented on a tax-equivalent basis using a marginal tax rate of 34%.
(2)   Average balances have been calculated based on daily balances.
(3)   Annualized
(4)   Loan balances include non-accrual loans and are net of unearned income.
(5)   Loan yields include the effect of amortization of deferred fees, net of costs.

Rate/Volume Analysis.  The following table shows the fully taxable equivalent effect of changes in volumes and rates on interest income and interest expense. Changes in net interest income that could not be specifically identified as either a rate or volume change were allocated proportionately to changes in volume and changes in rate.

	Increase/(Decrease)
	Nine Months Ended September 30, 2010 Compared to
	Nine Months Ended September 30, 2009
	Variance due to
	Volume	Rate	Net
	(dollars in thousands)
Interest earning assets:
Federal funds sold	$6	$(7)	$(1)
Interest bearing deposits with banks	36	—	36
Securities held to maturity	(25)	(1)	(26)
Securities available for sale:
Taxable	(107)	(685)	(792)
Tax-exempt securities	417	1	418
Total securities	310	(684)	(374)
Loans receivable	43	(219)	(176)
Total interest earning assets	370	(911)	(541)

Interest bearing liabilities:
Interest-bearing demand and money market	63	(185)	(122)
Savings	14	(55)	(41)
Time	333	(1,192)	(859)
Total interest bearing deposits	410	(1,432)	(1,022)
Short-term borrowings	(18)	(124)	(142)
Other borrowings	(1)	0	(1)
Total interest bearing liabilities	391	(1,556)	(1,165)
Net interest income (tax-equivalent basis)	$(21)	$645	$624

     Other Income.  Other income totaled $3,053,000 for the nine months ended September 30, 2010 compared to $3,467,000 for the similar period in 2009.  The current period includes $208,000 in gains on sales of loans and servicing rights on the sale of $10.5 million of residential mortgage loans compared to $296,000 in similar gains on the sales of $21.6 million of mortgage loans in the 2009 period.  Gains on the sale of investment securities totaled $380,000 on sales of $23.7 million for the 2010 period compared to $423,000 of gains on sales of $13.6 million in the similar 2009 period.  The proceeds from investment securities sales were reinvested to maintain a fully invested position.  Norwood also had a gain of $150,000 on the sale of deposits related to a branch closure in the 2009 period.

     Provision for Loan Losses.  Norwood’s loan review process assesses the adequacy of the allowance for loan losses on a quarterly basis.  The process includes a review of the risks inherent in the loan portfolio.  It includes an analysis of impaired loans and an historical review of losses.  Other factors considered in the analysis include; concentrations of credit in specific industries in the commercial portfolio; the local and regional economic condition; trends in delinquencies, internal risk rating classification, large dollar loans of over $2 million and growth in the portfolio.  For the nine month period ending September 30, 2010, a provision of $730,000 was added to the allowance for loan losses.  Management has determined that the allowance was adequate as of the reporting date.  During the nine months ended September 30, 2009, a provision of $585,000 was added to the allowance.

Other Expenses.  Other expense totaled $9,448,000 for the nine months ended September 30, 2010 a decrease of $321,000 compared to $9,769,000 for the similar period in 2009.  Higher FDIC insurance assessments, including a $225,000 special assessment was included in the 2009 costs.  The efficiency ratio for the 2010 period was 50.4% compared to 52.3% in the 2009 period.

Income Tax Expense.  Income tax expense totaled $2,118,000 for an effective tax rate of 27.8% in the 2010 period compared to $2,134,000 and 28.9% in 2009.  The decrease in the effective tax rate was principally due to a higher level of tax-exempt income related to purchases of municipal obligations held in the available-for-sale portfolio.

Comparison of Results of Operations for the years ended December 31, 2009, 2008 and 2007

Summary. Net income for Norwood for the year ended December 31, 2009 totaled $7,063,000, an increase of $386,000 or 5.8% over the $6,677,000 earned in 2008. The resulting basic and diluted earnings per share were $2.57 and $2.55, respectively, increasing from $2.44 and $2.41 respectively in 2008. The return on average assets (ROA) for the year ended December 31, 2009 was 1.38% with a return on average equity (ROE) of 11.40% compared to an ROA of 1.36% and an ROE of 11.79% for the prior year. The increase in earnings was attributable to an increase in net interest income on an fte basis of $842,000 and $816,000 of tax-exempt proceeds from a bank-owned life insurance (BOLI) policy which is $1,371,000 net of tax. This was partially offset by a $950,000 increase in the provision for loan losses and $620,000 in higher FDIC insurance assessments, the net of which is $1,036,000 after tax.

Net interest income on an fte basis totaled $19,872,000 in 2009, an increase of $842,000 as compared to the prior year. Net interest income was favorably impacted by a $25.1 million increase in average earning assets for 2009 compared to average earning assets in 2008. The net interest margin decreased 4 basis points to 4.03% for 2009. The decrease in margin was due to the low interest rate environment in 2009 with an average prime rate of 3.25% and federal funds rate of 0.25% compared to 5.09% and 1.84%, respectively in 2008. As a result, the yield on earning assets (fte) for 2009 was 5.60% compared to 6.14% in 2008. This impact on the yield on earning assets was partially offset by a 63 basis point decrease in the cost of interest-bearing liabilities.

Loans receivable increased $14.1 million or 4.0% from the prior year-end. The increase in loans was centered in commercial real estate. Norwood experienced a significant volume of residential mortgage refinancing activity in 2009. During the year, Norwood sold $21.7 million of fixed rate residential mortgages for purposes of interest rate risk management. As a result of the general slow down in the local economy, higher unemployment and a softer real estate market, Norwood did experience an increase in non-performing loans in 2009. As of December 31, 2009, total non-performing loans were $5,015,000 and represented 1.38% of total loans compared to $2,087,000 or .60% as of December 31, 2008. The increase was principally due to one commercial real estate loan and a home equity loan in which Wayne Bank is in a first lien position. For the year ended December 31, 2009, net charge-offs totaled $465,000 compared to $583,000 in 2008. With the increase in non-performing loans, higher unemployment, soft real estate market and slow economy, Norwood increased its provision for loan losses to $1,685,000 for the year 2009 compared to $735,000 for the year 2008. As of December 31, 2009, the allowance for loan losses totaled $5,453,000 and 1.50% of total loans increasing from $4,233,000 and 1.21% of loans at December 31, 2008.

Other income for 2009 totaled $5,392,000 compared to $4,087,000 in 2008, an increase of $1,305,000. The earnings and proceeds on bank owned life insurance policies totaled $1,196,000 in 2009 compared to $344,000 in 2008. Gains on the sales of investment securities totaled $463,000 on sales of $15.4 million for the 2009 period compared to $18,000 in losses in the 2008 period. Norwood also had a $150,000 gain on the sale of deposits related to a branch closure in the 2009 period. The 2009 period includes $481,000 in gains on the sales of $21.6 million of mortgage loans and servicing rights compared to $499,000 in similar gains on sales of $14.4 million of mortgage loans and servicing rights in the 2008 period.

For the year ended December 31, 2009, other expense totaled $13,471,000 compared to $12,240,000 for the similar period in 2009, an increase of $1,231,000. The increase was due in part to higher FDIC insurance assessments which increased $620,000 including the special assessment of $225,000. This was partially offset by a lower level of foreclosed real estate costs which totaled $436,000 in the 2009 period and $582,000 in 2008. Income tax expense for the year 2009 totaled $2,282,000 for an effective tax rate of 24.4% compared to $2,836,000 of federal income tax expense and an effective tax rate of 29.8% for the prior year. The reduction in the effective tax rate is principally due to the receipt of $816,000 in tax exempt BOLI proceeds in 2009.

The following table sets forth changes in net income (in thousands):

Net income 2008	$6,677
Net interest income	708
Provision for loan losses	(950)
Earnings and proceeds on BOLI	852
Net realized gains on sales of securities	481
Other income	(28)
Salaries and employee benefits	(783)
FDIC insurance assessments	(620)
Other expenses	172
Income tax expense	554
Net income for 2009	$7,063

Net income for Norwood for the year ended December 31, 2008 totaled $6,677,000, an increase of $166,000, or 2.6% over the $6,511,000 earned in 2007. Basic and diluted earnings per share were $2.44 and $2.41, respectively, increasing from $2.34 and $2.30, respectively in 2007. The return on average assets (ROA) for the year ended December 31, 2008 was 1.36% with a return on average equity (ROE) of 11.79% compared to an ROA of 1.39% and ROE of 12.10% for the prior year. The increase in earnings was principally attributable to an increase in net interest income on a fully-taxable equivalent basis (fte) of $1,219,000 which offset an increase in the provision for loan losses of $420,000 and $582,000 of write-down and costs to maintain a property in foreclosed real estate.

Net interest income (fte) totaled $19,030,000 in 2008, an increase of $1,219,000 or 6.8% over $17,811,000 in the prior year. Net interest income was favorably impacted by a $20.5 million increase in average earning assets for 2008 compared to average earning assets in 2007. The net interest margin increased 9 basis points to 4.07% in 2008. Norwood offset a 400 basis point decrease in the prime rate of interest by managing its cost of funds. During 2008, the cost of interest-bearing liabilities declined 76 basis points to offset a 52 basis point drop in earning asset yields.

Loans receivable increased $18.1 million or 5.5% from the prior year end. The increase in loans was centered in commercial real estate which increased $25.8 million, which was partially offset by a lower level of construction financing and commercial term loans. As a result of the general economic slow down and a softer real estate market, Norwood did experience an increase in non-performing assets and net charge-offs in 2008. As of December 31, 2008, total non-performing assets were $2,747,000 and represented 0.54% of total assets compared to $163,000, or 0.03% as of December 31, 2007. The increase was principally due to two credit facilities to one borrower, both of which have been written-down to their net realizable value. Net charge-offs for the year totaled $583,000 compared to $62,000 in 2007. Norwood increased its provision for loan losses to $735,000 in 2008 compared to $315,000 in 2007.

Other income for the year ended December 31, 2008 totaled $4,087,000 increasing $563,000 from $3,524,000 in the prior year. The increase was principally due to a $499,000 gain on the sale of $14.9 million of mortgage loans and servicing rights compared to $23,000 in similar gains in 2007. For 2008, other expenses totaled $12,240,000, an increase of $899,000 or 7.9% over the prior year. The increase was principally due to a $582,000 write-down to current realizable value of a foreclosed real estate property as well as costs to maintain the real estate. Excluding costs related to foreclosed real estate, other expenses increased 2.8%.

The following table sets forth changes in net income (in thousands):

Net income 2007	$6,511
Net interest income	1,129
Provision for loan losses	(420)
Gain on sale of mortgage loans and servicing rights	476
Other income	87
Salaries and employee benefits	(221)
Foreclosed real estate owned	(582)
Other expense	(96)
Income tax expense	(207)
Net income for 2008	$6,677

     Net Interest Income.  Net interest income is the most significant source of revenue for Norwood and represented 78.0% of total revenue for the year ended December 31, 2009. Net interest income (fte) totaled $19,872,000 for the year ended December 31, 2009 compared to $19,030,000 for 2008, an increase of $842,000 or 4.4%. The resulting fte net interest spread and net interest margin were 3.60% and 4.03% respectively in 2009 compared to 3.51% and 4.07%, respectively in 2008.

     Interest income (fte) for the year ended December 31, 2009 totaled $27,598,000 compared to $28,724,000 for 2008. The fte yield on average earning assets for 2009 was 5.60%, decreasing 54 basis points from 6.14% in 2008. Interest income was unfavorably impacted by the significant decrease in short-term interest rates. During 2009, the prime interest rate averaged 3.25% compared to 5.09% during 2008. The Federal Funds rate and other short-term market rates showed a similar lower trend. This decline in short-term rates impacts Norwood’s floating-rate loans principally commercial real estate, lines of credit and home equity lines of credit which are based on a spread to the prime rate. As of December 31, 2009, $58.1 million of loans were immediately repricable. The decrease in yield was partially offset by a $25.1 million increase in average earning assets for the year 2009 compared to 2008.

     Interest income (fte) earned on loans totaled $21,688,000 for the year ended December 31, 2009 with a resulting fte yield of 6.09% compared to $22,161,000 with an fte yield of 6.61% in 2008. The decrease was due to the lower prime interest rate in 2009, partially offset by growth of $21.2 million in average loans. Norwood also established interest rate floors on lines of credit to offset the decrease in prime rate. The securities available-for-sale portfolio averaged $129.4 million in 2009 with interest income (fte) of $5,830,000 and a yield (fte) of 4.51% compared to $130.9 million with interest income (fte) of $6,473,000 and yield (fte) of 4.94% in 2008. The decrease in yield in 2009 was principally due to higher yielding investments maturing and reinvested at the current lower interest rates.

Federal Funds sold and interest-bearing deposits with banks averaged $6.6 million at a yield of 0.29% compared to $1.1 million at a yield of 2.53% in 2008. The increase in Fed Funds at the current low yield had a negative impact on the margin in 2009.

Interest expense for the year-ended December 31, 2009 totaled $7,726,000 with an average cost of interest-bearing liabilities of 2.00% compared to interest expense of $9,694,000 with an average cost of 2.63% in 2008. The decrease was principally due to a lower level of short-term interest rates. In the lower rate environment, Norwood reduced rates paid on money market accounts, time deposits and cash management accounts (included in short-term borrowings). The cost of time deposits decreased 101 basis points to 2.80% in 2009 from 3.81% in 2008, as higher costing time deposits matured and were replaced at lower rates. The rate on short-term borrowings principally cash management accounts declined 103 basis points to 1.11% in 2009 from 2.14% in 2008.

Net interest income represented 81.9% of total revenue for the year ended December 31, 2008. Net interest income (fte) totaled $19,030,000 for the year ended December 31, 2008 compared to $17,811,000 for 2007, an increase of $1,219,000 or 6.8%. The resulting fte net interest spread and net interest margin were 3.51% and 4.07% respectively in 2008 compared to 3.27% and 3.98%, respectively in 2007.

Interest income (fte) for the year ended December 31, 2008 totaled $28,724,000 compared to $29,794,000 for 2007. The fte yield on average earning assets for 2008 was 6.14%, decreasing 52 basis points from 6.66% in 2007. Interest income was unfavorably impacted by the significant decrease in short-term interest rates. During 2008, the prime interest rate declined 400 basis points from 7.25% to 3.25%. This decline in short-term rates impacts Norwood’s floating rate loans principally commercial real estate, lines of credit and home equity lines of credit. As of December 31, 2008, $67.1 million of loans were immediately repricable. The decrease in yield was partially offset by a $20.5 million increase in average earning assets for the year 2008 compared to 2007.

Interest income (fte) earned on loans totaled $22,161,000 for the year ended December 31, 2008 with a resulting fte yield of 6.61% compared to $23,876,000 with an fte yield of 7.38% in 2007. The decrease was due to the lower prime interest rate in 2008, partially offset by growth of $11.7 million in average loans. The securities available-for-sale portfolio averaged $130.9 million in 2008 with interest income (fte) of $6,473,000 and a yield (fte) of 4.94% compared to $118.7 million with interest income (fte) of $5,623,000 and yield (fte) of 4.74% in 2007. The increase in yield in 2008 was partially due to higher yielding investments purchased in 2007 having a favorable impact in 2008.

Interest expense for the year-ended December 31, 2008 totaled $9,694,000 with an average cost of interest-bearing liabilities of 2.63% compared to interest expense of $11,983,000 with an average cost of 3.39% in 2007. The decrease was principally due to a lower level of short-term interest rates. In the lower rate environment, Norwood reduced rates paid on money market accounts and time deposits. The cost of time deposits decreased 76 basis points to 3.81% in 2008 from 4.57% in 2007, as higher costing time deposits matured and were replaced at lower rates. Norwood also utilized short-term borrowings to replace higher priced time deposits. Average short-term borrowings increased $9.9 million to average $32.3 million at an average cost of 2.14% in 2008 compared to $22.4 million at an average cost of 4.15% in 2007.

Average Balance Sheet.  The following table presents the average balances of Norwood’s assets and liabilities for the year ended December 31, 2009, 2008 and 2007 and the resultant yields and rates thereon.

	Year Ended December 31,
	2009			2008			2007
	Average			Average			Average
	Balance	Interest	Ave	Balance	Interest	Ave	Balance	Interest	Ave
	(2)	(1)	Rate	(2)	(1)	Rate	(2)	(1)	Rate
				(dollars in thousands)
ASSETS
Interest-earning assets:
Federal funds sold	$2,031	$5	0.25%	$1,082	$28	2.59%	$3,895	$195	5.01%
Interest-bearing deposits with banks	4,552	14	0.31	66	1	1.52	483	26	5.38
Securities held-to-maturity	707	61	8.63	706	61	8.64	830	74	8.92
Securities available for sale:
Taxable	100,120	4,131	4.13	108,809	5,207	4.79	99,399	4,571	4.60
Tax-exempt	29,283	1,699	5.80	22,108	1,266	5.73	19,320	1,052	5.45
Total securities available for sale	129,403	5,830	4.51	130,917	6,473	4.94	118,719	5,623	4.74
Loans receivable (3)(4)	356,345	21,688	6.09	335,137	22,161	6.61	323,444	23,876	7.38
Total interest-earning assets	493,038	27,598	5.60	467,908	28,724	6.14	447,371	29,794	6.66
Non-interest-earning assets:
Cash and due from banks	6,935			8,102			8,128
Allowance for loan losses	(4,539)			(4,013)			(3,925)
Other assets	17,309			17,687			17,318
Total non-interest-earning assets	19,705			21,776			21,521
TOTAL ASSETS	$512,743			$489,684			$468,892

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-Bearing Liabilities:
Interest-bearing demand and money market	$98,968	731	0.74	$102,358	1,449	1.42	$90,392	1,852	2.05
Savings	44,526	158	0.35	44,510	208	0.47	45,858	215	0.47
Time	174,201	4,876	2.80	160,462	6,116	3.81	172,986	7,900	4.57
Total interest-bearing deposits	317,695	5,765	1.81	107,330	7,773	2.53	309,235	9,967	3.22
Short-term borrowings	26,233	292	1.11	32,328	693	2.14	22,443	932	4.15
Other borrowings	43,000	1,669	3.88	28,710	1,228	4.28	22,315	1,084	4.86
Total interest-bearing liabilities	386,928	7,726	2.00	368,368	9,694	2.63	353,994	11,983	3.39
Non-interest-bearing liabilities:
Non-interest-bearing demand deposits	59,224			59,759			56,523
Other liabilities	4,615			4,908			4,545
Total non-interest-bearing liabilities	63,839			64,667			61,068
Stockholders’ equity	61,976			56,649			53,830
Total Liabilities and Stockholders’ Equity	$512,743			$489,684			$468,892

Net Interest Income (tax equivalent basis)		19,872	3.60%		19,030	3.51%		17,811	3.27%
Tax-equivalent basis adjustment		(763)			(629)			(539)
Net Interest Income		$19,109			$18,401			$17,272
Net interest margin (tax equivalent basis)			4.03%			4.07%			3.98%
_______
(1)	Interest and yields are presented on a tax-equivalent basis using a marginal tax rate of 34%.
(2)	Average balances have been calculated based on daily balances.
(3)	Loan balances include non-accrual loans and are net of unearned income.
(4)	Loan yields include the effect of amortization of deferred fees net of costs.

Rate/Volume Analysis.  The following table shows the fully taxable equivalent effect of changes in volumes and rates on interest income and interest expense.

	Increase/(Decrease)
(dollars in thousands)	2009 compared to 2008			2008 compared to 2007
	Variance due to			Variance due to
	Volume	Rate	Net	Volume	Rate	Net
INTEREST-EARNING ASSETS:
Federal funds sold	$14	$(37)	$(23)	$(100)	$(67)	$(167)
Interest-bearing deposits	14	(1)	13	(14)	(11)	(25)
Securities held to maturity	0	(0)	0	(11)	(2)	(13)
Securities available for sale:
Taxable	(395)	(681)	(1,076)	445	191	636
Tax-exempt securities	416	17	433	158	56	214
Total securities available for sale	21	(664)	(643)	603	247	850
Loans receivable	1,353	(1,826)	(473)	840	(2,555)	(1,715)
Total interest-earning assets	1,402	(2,528)	(1,126)	1,318	(2,388)	(1,070)

INTEREST-BEARING LIABILITIES
Interest-bearing demand and money market	(47)	(671)	(718)	222	(625)	(403)
Savings	0	(50)	(50)	(6)	(1)	(7)
Time	490	(1,730)	(1,240)	(543)	(1,241)	(1,784)
Total interest-bearing deposits	443	(2,451)	(2,008)	(327)	(1,867)	(2,194)
Short-term borrowings	(113)	(288)	(401)	316	(555)	(239)
Other borrowings	564	(123)	441	284	(140)	144
Total interest-bearing liabilities	894	(2,862)	(1,968)	273	(2,562)	(2,289)

Net interest income (tax-equivalent basis)	$508	$334	$842	$1,045	$174	$1,219
Changes in net interest income that could not be specifically identified as either a rate or volume change were allocated proportionately to changes in volume and

Other Income.  Other income for the year-ended December 31, 2009 totaled $5,392,000 compared to $4,087,000 in 2008, an increase of $1,305,000. The increase is partially due to the receipt of $816,000 in proceeds from a death claim on a bank-owned life insurance policy. Norwood took advantage of the low interest rate environment and sold $15.4 million of investment securities at a gain of $463,000 compared to $18,000 in losses in 2008. Norwood also had a $150,000 gain on the sale of deposits related to a branch closure in the 2009 period. Service charges and fees decreased $124,000 principally due to a lower volume of non-sufficient fund (NSF) fees. The decline in NSF fees was also related to a branch closure.

Other income totaled $4,087,000 for the year-ended December 31, 2008 compared to $3,524,000 in 2007. The increase was principally due to $499,000 of gains on the sale of $14.4 million of mortgage loans and servicing rights in 2008 compared to $23,000 of similar gains in 2007. The loans were sold for interest-rate risk management purposes. Service charges and fees increased $91,000 to $2,600,000 principally due to a higher volume of NSF fees. Norwood offers title and settlement services through a subsidiary of Wayne Bank. Revenues (included in other) totaled $83,000 in 2008 compared to $29,000 in 2007 principally due to a higher level of commercial real estate transactions. Norwood recorded a $27,000 other-than-temporary-impairment charge on 1,000 shares of Wachovia common stock in 2008. Norwood has no holdings of common or preferred stock of FNMA or FHLMC.

Other Income (dollars in thousands)
For the year ended December 31

	2009	2008	2007
Service charges on deposit accounts	$165	$194	$226
ATM Fees	273	280	241
NSF Fees	1,281	1,424	1,347
Gain on sale of deposits	150	—	—
Safe deposit box rental	52	55	55
Loan related service fees	390	281	236
Debit card	373	376	328
Fiduciary activities	354	404	423
Commissions on mutual funds & annuities	112	105	120
Gain on sales of mortgage loans and servicing rights	481	499	23
Earnings on and proceeds from bank-owned life insurance	1,196	344	333
Other income	102	143	175
	4,929	4,105	3,507
Net realized gains (losses) on sales of securities	463	(18)	17

Total	$5,392	$4,087	$3,524

Other Expenses.  Other expenses totaled $13,471,000 compared to $12,240,000 for 2008, an increase of $1,231,000. Salaries and employee benefit costs increased $783,000. The increase included $267,000 related to a retirement plan which was funded by proceeds from a BOLI policy included in other income.

Norwood also paid out a portion of its post-retirement life insurance obligation, $136,000, which was offset by a reduction to federal income tax. FDIC insurance assessments totaled $710,000, an increase of $620,000 over the prior year. The increase includes a special assessment of $225,000 which was based on five basis points of assets less Tier 1 capital as of June 30, 2009. Instead of imposing additional special assessment, the FDIC required all banks to prepay their estimated risk-based assessment for the fourth quarter of 2009 and for all of 2010, 2011 and 2012 on December 30, 2009. Wayne Bank pre-paid $1,711,000 which is included in other assets and will be amortized over 36 months. The efficiency ratio, which is total other expenses as a percentage of net interest income (fte) plus other income for the year ended December 31, 2009 was 53.3%.

Other expenses totaled $12,240,000 for the year-ended December 31, 2008 compared to $11,341,000 in 2007, an increase of $899,000 or 7.9%. The increase was principally due to $582,000 of costs associated with a parcel of foreclosed real estate. Excluding these costs, other expenses increased 2.8%.

Salaries and employee benefits expense which represented 49.4% of total other expenses increased $221,000 or 3.8% to $6,046,000 in 2008. Equipment expense decreased $46,000 to $507,000. The decline was principally due to lower maintenance expenses as Wayne Bank utilized branch document image capture technology which reduced back-office check processing costs. The same technology also reduced courier expense (included in other) by $48,000. Data processing related costs totaled $753,000, an increase of $63,000 principally due to branch and remote deposit capture and enhancements to Wayne Bank’s internet banking system.  The efficiency ratio, which is total other expenses as a percentage of net interest income (fte) plus other income for the year ended December 31, 2008 was 52.9%.

     In 2008, for 2009 the FDIC increased the assessment rate for most highly rated institutions to between 12 and 14 basis points for the first quarter of 2009 and to between 10 and 14 basis points thereafter. Assessment rates could be further increased if an institution’s FHLB advances exceed 25% of deposits. The FDIC has also established a program under which it fully guarantees all non-interest-bearing transaction accounts and senior unsecured debt of a bank or its holding company. Wayne Bank is participating in this program and will be assessed ten basis points for non-interest-bearing transaction account balances in excess of $250,000 and 75 basis points of the amount of any debt issued. Wayne Bank has no plans to issue any debt.

     Income Taxes.  Income tax expense for the year ended December 31, 2009 totaled $2,282,000 for an effective tax rate of 24.4% compared to an expense of $2,836,000 and an effective tax rate of 29.8% for 2008. The decrease in the effective tax rate is due to the receipt of $816,000 in proceeds from a BOLI policy which is exempt from federal income taxes and a $136,000 reduction to tax related to post-retirement life insurance benefits. Excluding these two items the effective tax rate for 2009 was 27.8%.

     Income tax expense for the year ended December 31, 2008 totaled $2,836,000 for an effective tax rate of 29.8% compared to an expense of $2,629,000 and an effective tax rate of 28.8% for 2007.

Liquidity

     Liquidity is the ability to fund customers’ borrowing needs and their deposit withdrawal requests while supporting asset growth. Norwood’s primary sources of liquidity include deposit generation, asset maturities, cash flow from payments on loans and securities and access to borrowing from the FHLB and other correspondent banks.

     As of September 30, 2010, Norwood had cash and cash equivalents of $19.8 million in the form of cash, due from banks, Federal Funds sold and short-term deposits with other institutions.  In addition, Norwood had total securities available for sale of $139.3 million which could be used for liquidity needs.  This totals $159.1 million and represents 29.8% of total assets compared to $147.9 million and 27.9% of total assets as of December 31, 2009.  Norwood also monitors other liquidity measures, all of which were within Norwood’s policy guidelines as of September 30, 2010 and December 31, 2009.  Based upon these measures, Norwood believes its liquidity is adequate.

     As of December 31, 2009, Norwood had cash and cash equivalents of $17.4 million in the form of cash, due from banks, balances with the Federal Reserve Bank of Philadelphia, short-term deposits with other institutions and Federal Funds sold. In addition, Norwood had total securities available for sale of $130.6 million, which could be used for liquidity needs. This totals $148.0 million and represents 27.9% of total assets compared to $136.6 million and 27.1% of total assets as of December 31, 2008. Norwood also monitors other liquidity measures, all of which were within Norwood’s policy guidelines as of December 31, 2009. Based upon these measures, Norwood believes its liquidity position is adequate.

     Norwood maintains established lines of credit with the FHLB, the Atlantic Central Bankers Bank (ACBB) and other correspondent banks, which support liquidity needs. The total available under all the lines was $39 million, with $-0- outstanding at December 31, 2009 and $3.6 million outstanding at December 31, 2008. The maximum borrowing capacity from the FHLB was $197.6 million. As of December 31, 2009, Norwood had $43 million in term borrowings from the FHLB.

Capital Resources

Norwood has a line of credit commitment available from the Federal Home Loan Bank (FHLB) of Pittsburgh for borrowings of up to $20,000,000 which expires in December 2011.  There were no borrowings under this line at September 30, 2010 and December 31, 2009.

Norwood has a line of credit commitment from Atlantic Central Bankers Bank for $7,000,000 which expires on June 30, 2011.  There were no borrowings under this line as of September 30, 2010 and December 31, 2009.

Norwood has a line of credit commitment available which has no stated expiration date from PNC for $16,000,000.  Borrowings under this line were $-0- as of September 30, 2010 and December 31, 2009.

Wayne Bank’s maximum borrowing capacity with the FHLB was approximately $183,000,000 as of September 30, 2010, of which $38,000,000 was outstanding at September 30, 2010 and $43,000,000 was outstanding at December 31, 2009.  Advances from the FHLB are secured by qualifying assets of Wayne Bank.

As of September 30, 2010, stockholders’ equity totaled $68.4 million, compared to $64.5 million as of December 31, 2009.   The net change in stockholders’ equity included $5,505,000 in net income, that was partially offset by $2,317,000 of dividends declared and a $529,000 reduction due to an increase in Treasury Stock.  In addition, accumulated other comprehensive income increased $1,049,000 due to an increase in fair value of securities in the available for sale portfolio, net of tax.  This increase in fair value is the result of a change in interest rates, which may impact the value of the securities. Because of interest rate volatility, Norwood’s accumulated other comprehensive income could materially fluctuate for each interim and year-end period.

A comparison of Norwood’s regulatory capital ratios is as follows:

	September 30, 2010	December 31, 2009

Tier 1 Capital (To average assets)	12.18%	11.87%
Tier 1 Capital (To risk-weighted assets)	18.14%	16.97%
Total Capital (To risk-weighted assets)	19.45%	18.27%

The minimum capital requirements imposed by the FDIC on Wayne Bank for leverage, Tier 1 and Total Capital are 4%, 4% and 8%, respectively.  Norwood has similar capital requirements imposed by the FRB.  Wayne Bank is also subject to more stringent Pennsylvania Department of Banking guidelines.  Wayne Bank’s capital ratios do not differ significantly from Norwood’s ratios.  Although not adopted in regulation form, the Department utilizes capital standards requiring a minimum of 6.5% leverage capital and 10% total capital.  Norwood and Wayne Bank were in compliance with FRB, FDIC and the Department capital requirements as of September 30, 2010 and December 31, 2009.

    Total stockholders’ equity as of December 31, 2009, was $64.5 million, compared to $58.7 million as of year-end 2008. The increase was principally due to retention of earnings of $4,057,000 after cash dividends declared of $3,006,000. Accumulated other comprehensive income increased $811,000 due to an increase in the fair value of securities in Norwood’s portfolio principally as a result of a change in interest rates.  As of  December 31, 2009 Norwood had a leverage capital ratio of 11.87%, Tier 1 risk-based capital of 16.97% and total risk-based capital of 18.27% compared to 11.45%, 16.22% and 17.50%, respectively, in 2008. Due to its strong capital position, Norwood elected not to participate in the Treasury Department’s TARP Capital Purchase Program.

The book value of a share of Norwood common stock was $23.25 as of December 31, 2009 compared to $21.45 as of December 31, 2008. As of year-end 2009, the stock price was $28.59, compared to $27.50 as of December 31, 2008.

Off-Balance Sheet Arrangements

Wayne Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments include commitments to extend credit and letters of credit.  Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

Wayne Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. Wayne Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.  Commitments to grant loans totaled $19.9 million as of September 30, 2010 compared to $17.7 million as of December 31, 2009.

Norwood’s financial statements do not reflect various commitments that are made in the normal course of business, which may involve some liquidity risk. These commitments consist mainly of unfunded loans and letters of credit made under the same standards as on-balance sheet instruments. Unused commitments, as of December 31, 2009 totaled $58.2 million. They consisted of $17.7 million in commercial real estate, construction and land developments loans, $14.9 million in home equity lines of credit, $3.7 million in standby letters of credit and $21.9 million in other unused commitments principally commercial lines of credit. Because these instruments have fixed maturity dates and because many of them will expire without being drawn upon, they do not represent any significant liquidity risk.

Management believes that any amounts actually drawn upon can be funded in the normal course of operations. Norwood has no investment in or financial relationship with any unconsolidated entities that are reasonably likely to have a material effect on liquidity or the availability of capital resources.

A summary of the contractual amount of Norwood’s financial instrument commitments is as follows:

	September 30,	December 31,
	2010	2009
	(in thousands)
Commitments to grant loans	$19,867	$17,713
Unfunded commitments under lines of credit	30,992	36,809
Standby letters of credit	3,195	3,679
	$54,054	$58,201

The following table represents the aggregate of on and off balance sheet contractual obligations to make future payments (in thousands):

Contractual Obligations

	December 31, 2009
	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years

Time deposits	$192,785	$139,111	$39,326	$14,348	$—
Long-term debt	43,000	5,000	23,000	5,000	10,000
Operating leases	3,347	246	523	527	2,051

	$239,132	$144,357	$62,849	$19,875	$12,051

Market Risk

     Interest rate sensitivity and the repricing characteristics of assets and liabilities are managed by the Asset and Liability Management Committee (ALCO).  The principal objective of ALCO is to maximize net interest income within acceptable levels of risk, which are established by policy.  Interest rate risk is monitored and managed by using financial modeling techniques to measure the impact of changes in interest rates.

     Net interest income, which is the primary source of Norwood’s earnings, is impacted by changes in interest rates and the relationship of different interest rates.  To manage the impact of the rate changes, the balance sheet must be structured so that repricing opportunities exist for both assets and liabilities at approximately the same time intervals.  Norwood uses net interest simulation to assist in interest rate risk management.  The process includes simulating various interest rate environments and their impact on net interest income.  As of September 30, 2010, the level of net interest income at risk in a 200 basis points change in interest rates was within Norwood’s policy limits.  Norwood’s policy allows for a decline of no more than 8% of net interest income for a ± 200 basis point shift in interest rates.

     Imbalance in repricing opportunities at a given point in time reflects interest-sensitivity gaps measured as the difference between rate-sensitive assets (RSA) and rate-sensitive liabilities (RSL).  These are static gap measurements that do not take into account any future activity, and as such are principally used as early indications of potential interest rate exposures over specific intervals.

     As of September 30, 2010, Wayne Bank had a positive 90 day interest sensitivity gap of $61.2 million or 11.5% of total assets, increasing from $26.3 million or 5.0% of total assets as of December 31, 2009. The change was principally due to a $12.1 million increase in loans repricing within 90 days combined with lower level of time deposits maturing in the 90 day time frame in the amount of $35.7 million.  A positive gap means that rate-sensitive assets are greater than rate-sensitive liabilities at the time interval.  This would indicate that in a rising rate environment, the yield on interest-earning assets could increase faster than the cost of interest-bearing liabilities in the 90 day time frame.  The repricing intervals are managed by ALCO strategies, including adjusting the average life of the investment portfolio, pricing of deposit liabilities to attract longer term time deposits, loan pricing to encourage variable rate products and evaluation of loan sales of long-term fixed rate mortgages.

     At December 31, 2009, Wayne Bank had a positive 90 day interest sensitivity gap of $26.3 million or 5.0% of total assets.  A positive gap indicates that the balance sheet has a higher level of rate-sensitive assets (RSA) than rate-sensitive liabilities (RSL) at the specific time interval. This would indicate that in an increasing rate environment, the yield on interest-earning assets would increase faster than the cost of interest-bearing liabilities in the 90 day time frame. The level of RSA and RSL for an interval is managed by ALCO strategies, including adjusting the average life of the investment portfolio through purchase and sales, pricing of deposit liabilities to attract long or short term time deposits, utilizing borrowings to fund loan growth, loan pricing to encourage variable rate products and evaluation of loan sales of long term fixed rate mortgages.

Norwood analyzes and measures the time periods in which RSA and RSL will mature or reprice in accordance with their contractual terms and assumptions. Management believes that the assumptions used are reasonable. The interest rate sensitivity of assets and liabilities could vary substantially if differing assumptions were used or if actual experience differs from the assumptions used in the analysis. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in differing degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Interest rates may change at different rates changing the shape of the yield curve. The level of rates on the investment securities may also be affected by the spread relationship between different investments. This was evident in 2009 as the spread between certain asset classes was at historical highs in relation to treasuries due to market liquidity and credit concerns. Further, in the event of a significant change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed. Finally, the ability of borrowers to service their adjustable-rate debt may decrease in the event of an interest rate increase. It should be noted that the operating results of Norwood are not subject to foreign currency exchange or commodity price risk.

The following table displays interest-sensitivity as of September 30, 2010 (in thousands).

	3 Months	3-12		Over
	Or Less	Months	1-3 Years	3 Years	Total
Federal funds sold and
interest-bearing deposits	$10,123	$—	$250	$—	$10,373
Securities	16,850	22,924	43,347	55,133	138,254
Loans Receivable	94,118	58,912	101,107	104,217	358,354
Total Rate Sensitive Assets (RSA)	$121,091	$81,836	$144,704	$159,350	$506,981

Non-maturity interest-bearing deposits	$26,946	$29,567	$78,776	$31,768	$167,057
Time Deposits	27,317	71,032	49,955	16,960	165,264
Other	5,672	26,311	20,546	10,000	62,529
Total Rate Sensitive Liabilities (RSL)	$59,935	$126,910	$149,277	$58,728	$394,850

Interest sensitivity gap	$61,156	$(45,074)	$(4,573)	$100,622	$112,131
Cumulative gap	61,156	16,082	11,509	112,131
RSA/RSL-cumulative	202.0%	108.6%	103.4%	128.4%

As of December 31, 2009
Interest sensitivity gap	$26,256	$(35,423)	$(20,986)	$135,313	$105,160
Cumulative gap	26,256	(9,167)	(30,153)	105,160
RSA/RSL-cumulative	128.9%	95.5%	91.2%	126.3%

Non-GAAP Financial Measures

    This proxy statement/prospectus contains or references fully taxable-equivalent (fte) interest income and net interest income, which are non-GAAP financial measures.  Interest income (fte) and net interest income (fte) are derived from GAAP interest income and net interest income using an assumed tax rate of 34%.  We believe the presentation of interest income (fte) and net interest income (fte) ensures comparability of interest income and net interest income arising from both taxable and tax-exempt sources and is consistent with industry practice.  Net interest income (fte) is reconciled to GAAP net interest income on pages 120 and 126.  Although Norwood believes that these non-GAAP financial measures enhance investors’ understanding of our business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP measures.

BUSINESS OF NORTH PENN

Corporate History

North Penn, a Pennsylvania corporation, is the holding company for North Penn Bank.  The principal activities of North Penn are ownership and supervision of North Penn Bank.  North Penn Bank is a community-oriented full-service savings bank providing traditional financial services to consumers and businesses in Northeastern Pennsylvania, including the communities in Lackawanna, Luzerne, Wayne and Monroe counties, among others.

North Penn Bank offers commercial and consumer loans of all types, including real estate loans, residential mortgage loans, home equity loans and lines of credit, auto loans and other credit products.  North Penn Bank’s deposit services include business and individual demand and time deposit accounts, NOW accounts, money market accounts, Individual Retirement Accounts and holiday accounts.  North Penn Bank provides a number of convenience-oriented services and products to its customers, including direct payroll and social security deposit services, bank-by-mail services, access to a national automated teller machine network, safe deposit boxes, night depository facilities, notary services and travelers checks.  North Penn Bank also offers internet banking and electronic bill payment.

Market Area

North Penn is headquartered in Scranton, Pennsylvania, which is located in Northeastern Pennsylvania.  In addition to its main office in center city Scranton, North Penn Bank operates four branch offices, located in Scranton, Clarks Summit, Stroudsburg and Effort, Pennsylvania.  North Penn Bank’s primary market area includes Lackawanna and Monroe Counties, and to a lesser extent, certain areas of the adjoining counties.

Competition

Banking is a very competitive business, with both large and small banks competing for the same customers.  In addition, non-bank competitors, such as brokerage firms, credit unions, insurance companies and mortgage brokers, are offering customers loan and deposit services.  Legislative, regulatory and technological changes in the financial services industry have created these new competitors, and will continue to do so in the future. Technological advances have lowered the barriers to enter new market areas, allowed banks to expand their geographic reach by providing services over the internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks.  Changes in federal law permit affiliation among banks, securities firms and insurance companies, which increases competition in the financial services industry.

Personnel

As of December 31, 2010, North Penn Bank employed 34 full-time and 11 part-time employees.   None of these employees are represented by a collective bargaining agent, and North Penn believes that it enjoys good relations with its personnel.

Loan Portfolio

North Penn Bank’s business of making loans is its primary source of income.  Historically, the principal lending activity of North Penn Bank has been the origination of fixed and adjustable rate mortgage (“ARM”) loans collateralized by one- to four-family residential properties located in its market area. North Penn also originates multifamily, commercial real estate, commercial, construction and consumer loans which typically have higher yields than traditional one- to four-family loans.

In recent years, North Penn Bank has increased its emphasis on commercial lending and has actively pursued small business accounts.

Commercial Loans. North Penn Bank’s commercial lending consists primarily of real estate based loans, including commercial and residential real estate collateral, with conservative loan-to-value ratios and the ability to repay based on operating cash flow. North Penn Bank has continued developing the commercial business loan program.  The purpose of this program is to increase North Penn Bank’s interest rate sensitive assets, increase interest income and diversify both the loan portfolio and North Penn Bank’s customer base.  North Penn Bank has two experienced commercial lenders to help in this effort. The terms and conditions of each loan are tailored to the needs of the borrower and based on the financial strength of the project and any guarantors.  In reaching a decision on whether to make a commercial real estate loan, North Penn Bank considers the net operating income of the property, the borrower’s expertise and credit history and the value of the underlying property.  Loan to value ratios are a very important consideration.  Generally, however, commercial real estate loans originated by North Penn Bank will not exceed 80% of the appraised value or the purchase price of the property, whichever is less.  North Penn Bank also makes commercial vehicle loans.

   Residential Mortgages. North Penn Bank makes fixed and adjustable mortgages and home equity loans on owner occupied residential real estate.  North Penn Bank offers fixed-rate mortgage loans with maturities up to 30 years and less than 20% down payment supplemented with private mortgage insurance. These loans are secured by one- to four-family residences that are located in its primary market area.   All of the mortgages are underwritten to be eligible for resale in the secondary market.

Home equity loans are offered as both closed end loans and lines of credit.  Closed end loans can be fixed rate or adjustable.  Home equity lines of credit have adjustable rates. The underwriting standards utilized for home equity loans and equity lines of credit include a determination of the applicant’s credit history, an assessment of the applicant’s ability to meet existing obligations and payments on the proposed loan and the value of the collateral securing the loan.  The combined (first and second mortgage liens) loan-to-value ratio for home equity loans and equity lines of credit is generally limited to 80% These loans offer the consumer access to liquidity and lower interest rates, and interest payments may be tax deductible.

Consumer Loans. North Penn Bank offers secured consumer loans, including deposit secured loans, auto loans, and indirect auto loans made through new and used car dealers.  North Penn Bank’s procedures for underwriting consumer loans include an assessment of an applicant’s credit history and the ability to meet existing obligations and payments on the proposed loan. Although an applicant’s creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral security, if any, to the proposed loan amount.

The following table summarizes North Penn Bank’s loan portfolio by type of loan on the dates indicated.

	At September 30,		At December 31,
	2010		2009		2008		2007
		Percent		Percent		Percent		Percent
(Dollars in thousands)	Amount	of Total	Amount	of Total	Amount	of Total	Amount	Of Total
Commercial	$2,943	2.42%	$3,368	2.91%	$1,796	1.67%	$2,157	2.19%
Real estate mortgages	115,894	95.47%	108,943	93.89%	100,127	93.34%	88,878	90.31%
Consumer	2,526	2.08%	3,719	3.21%	5,353	4.99%	7,383	7.50%
Total gross loans	121,363	100.00%	116,030	100.00%	107,276	100.00%	98,418	100.00%
Less: allowance for loan losses	1,667		1,484		1,170		1,171
Loans, net	$119,696		$114,546		$106,106		$97,247

The following table sets forth the estimated maturity of North Penn Bank’s loan portfolio as December 31, 2009.  The table does not include prepayments or scheduled principal repayments.

	Within One Year	One-Five Years	Over Five Years	Total
(Dollars in thousands)
Commercial	$116	$797	$2,455	$3,368
Real estate mortgages	6,483	3,307	99,152	108,942
Consumer	348	2,996	376	3,720
Total	$6,947	$7,100	$101,983	$116,030

The following table presents, as of December 31, 2009, the dollar amount of all loans due after December 31, 2010, and whether such loans have fixed or adjustable interest rates.

	Due After December 31, 2010
	Fixed	Adjustable	Total
(Dollars in thousands)
Commercial	$3,252	$-	$3,252
Real estate mortgages	47,685	54,774	102,459
Consumer	3,371	1	3,372
Total	$54,424	$54,775	$109,083

Risk Elements. Risk elements in the loan portfolio include past due, non-accrual loans, other real estate owned and a concentration of loans to one type of borrower.  North Penn Bank monitors the loan portfolio to reduce the risk of delinquent and problem credits.  Underwriting standards, including, but not limited to, loan-to-value and debt-to-income ratios, are followed to limit credit risk in the portfolio.  Loan review is conducted by an outside party that evaluates loan quality, including adherence to underwriting standards.  The loan review report goes directly to North Penn Bank’s board of directors for their evaluation.  The Department and the FDIC, as North Penn Bank’s regulators, also review the loan portfolio as part of their review process.

Asset Quality

North Penn Bank manages asset quality and controls credit risk through diversification of the loan portfolio and the application of policies designed to foster sound underwriting and loan monitoring practices.  North Penn Bank’s senior officers are responsible for monitoring asset quality, establishing credit policies and procedures subject to approval by the board of directors, ensuring the policies and procedures are followed and adjusting policies as appropriate.

Non-performing assets include non-performing loans and foreclosed real estate held for sale.  Non-performing loans consist of loans where the principal, interest, or both, is 90 or more days past due and loans that have been placed on non-accrual.  Income recognition of interest is discontinued when, in the opinion of management, the payment of such interest becomes doubtful.  A loan is generally classified as non-accrual when principal or interest has been in default for 90 days or more or because of deterioration in the financial condition of the borrower such that payment in full of principal or interest is not expected.  Loans past due 90 days or more and still accruing interest are loans that are generally well secured and in the process of collection.  When loans are placed on non-accrual, accruing interest is no longer posted to earnings.  At December 31, 2009, North Penn Bank had $1.8 million in non-accrual loans as compared with $1.1 million at December 31, 2008.  As of December 31, 2009, for purposes of accounting and reporting in accordance with FASB ASC 310-40 Receivables – Troubled Debt Restructuring by Creditors (SFAS 15), North Penn Bank had no significant troubled debt restructurings.  As of December 31, 2009, for purposes of accounting and reporting in accordance with FASB ASC 310-10.35 Receivables – Subsequent Measurement (SFAS 114), North Penn Bank had $1.8 million in “impaired” loans.

The following table presents information regarding non-accrual mortgage, consumer and other loans, and foreclosed real estate as of the date indicated:

	At September 30,	At December 31,
(Dollars in Thousands)	2010	2009	2008
Non-accrual commercial	$—	$42	$—
Non-accrual commercial mortgage	1,006	960	572
Non-accrual residential mortgage	817	768	500
Non-accrual consumer	23	4	35
Total non-performing loans	1,846	1,774	1,107
Foreclosed real estate	348	88	—
Total non-performing assets	$2,244	$1,862	$1,107

For the period ended December 31, 2009, North Penn Bank would have received an additional $44,000 in interest income under the original terms of such loans.

Allowance for Loan Losses

North Penn Bank determines the provision for loan losses through a quarterly analysis of the loan portfolio. The allowance for loan losses is established through provisions for losses charged to earnings.  Loan losses are charged against the allowance when management believes that the collection of principal is unlikely.  Recoveries of loans previously charged-off are credited to the allowance when realized.  The allowance for loan losses is the amount that North Penn Bank’s management has determined to be necessary to absorb probable incurred loan losses inherent in the existing portfolio.  Management’s evaluations, which are subject to periodic review by North Penn Bank’s regulators, are made using a consistently applied methodology that takes into consideration such factors as North Penn’s past loan loss experience, changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and collateral values, and current economic conditions.  Part of management’s review includes risk ratings of commercial loans, and the engagement of an external loan review of all loans over $400,000, insider loans and delinquent loans.  Modifications to the methodology used in the allowance for loan losses evaluation may be necessary in the future based on further deterioration in economic and real estate market conditions, new information obtained regarding known problem loans, regulatory guidelines and examinations, the identification of additional problem loans, and other factors.

North Penn Bank’s management realizes that general economic trends greatly affect loan losses. The continued weakness in the real estate market has resulted in increased loan delinquencies, defaults and foreclosures, and North Penn Bank believes that these trends are likely to continue.  Assurances cannot be made either (1) that further charges to the allowance account will not be significant in relation to the normal activity or (2) that further evaluation of the loan portfolio based on prevailing conditions may not require sizable additions to the allowance and charges to provision expense.

The following table sets forth the balances of and changes in the allowance for loan losses, as well as certain related ratios, for the period indicated:

	Nine Months Ended		Year Ended
	September 30,		December 31,
(Dollars in thousands)	2010	2009	2009	2008	2007
Balance at beginning of period	$1,484	$1,170	$1,170	$1,171	$1,121
Charge-offs:
Commercial	39	50	146	—	—
Real estate mortgages	113	—		3	—
Consumer	—	22	25	47	45
TOTAL	152	72	171	50	45
Recoveries:
Commercial	—	—	—	—	—
Real estate mortgages	—	—	—	—	—
Consumer	1	10	10	18	9
TOTAL	1	10	10	18	9
Net charge-offs	151	63	161	32	36
Provision charged to operations	334	135	475	31	86
Balance at end of period	$1,667	$1,243	$1,484	$1,170	$1,171

Average loans outstanding	$120,027	$108,334	$109,740	$101,543	$96,567
Loan reserve ratios:
Net loan charge-offs to average loans	0.12%	0.06%	0.15%	0.03%	0.04%
Allowance as a percentage of total loans	1.37%	1.12%	1.28%	1.09%	1.19%

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated:

	At September 30,		At December 31,
	2010		2009		2008		2007
(Dollars in thousands)	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
Construction and land development	$—	0.1%	$—	0.3%	$—	0.5%	$—	0.1%
Residential, 1-4 family	533	36.3%	476	40.9%	313	41.9%	310	46.3%
Residential, multi-family	—	0.7%	—	0.8%	-	1.1%	—	1.5%
Commercial real estate	1,067	58.4%	963	51.9%	765	49.9%	749	42.4%
Commercial	—	2.4%	—	2.9%	—	1.7%	—	2.2%
Consumer	67	3.1%	45	3.2%	92	4.9%	112	7.5%
Total	$1,667	100.00%	$1,484	100.0%	$1,170	100.0%	$1,171	100.0%

Securities

Securities, primarily U.S. government agency bonds, mortgage-backed, and municipal bonds, totaled $19.4 million or 12.4% of total assets at December 31, 2009 as compared with $20.3 million or 14.6% of assets at December 31, 2008.  North Penn Bank’s securities portfolio is used to assist North Penn Bank in liquidity, asset/liability management and earnings.  Securities can be classified as securities “held-to-maturity” or “available-for-sale.” Investment securities held-to-maturity are carried at cost adjusted for amortization of premiums and accretion of discounts.  Securities available-for-sale may be sold in response to changes in market interest rates, changes in the security’s prepayment risk, increases in loan demand, general liquidity needs and other similar factors. Available-for-sale securities are carried at fair market value with unrealized gains and losses, net of tax, being included in North Penn Bank’s accumulated other comprehensive income account. At December 31, 2009, accumulated other comprehensive income, a component of shareholders’ equity, was a loss of $2,000 versus a loss of $460,000 at December 31, 2008.  North Penn Bank classifies all new bond purchases as available-for-sale.

The following tables summarize the composition of North Penn Bank’s investment portfolio as of the dates indicated.

	September 30, 2010 Available for Sale
(Dollars in thousands)	Amortized Cost	Estimated Fair Value
U.S. Agency securities	$—	$—
Mortgage-backed securities	1,270	1,340
State & political subdivisions	7,559	7,999
Other bonds	4,490	4,798
Total debt securities	13,319	14,137
Equity securities	1,624	1,360
Total securities	$14,943	$15,497

	December 31, 2009 Available for Sale
(Dollars in thousands)	Amortized Cost	Estimated Fair Value
U.S. Agency securities	$1,500	$1,518
Mortgage-backed securities	2,662	2,751
State & political subdivisions	8,719	8,855
Other bonds	4,969	5,090
Total debt securities	17,850	18,214
Equity securities	1,591	1,184
Total securities	$19,441	$19,398

	December 31, 2008 Available for Sale
(Dollars in thousands)	Amortized Cost	Estimated Fair Value
U.S. Agency securities	$3,000	$3,016
Mortgage-backed securities	5,074	5,142
State & political subdivisions	8,529	8,211
Other bonds	3,017	2,866
Total debt securities	$19,620	$19,235
Equity securities	1,371	1,058
Total securities	$20,991	$20,293

	December 31, 2007 Available for Sale
(Dollars in thousands)	Amortized Cost	Estimated Fair Value
U.S. Agency securities	$385	$385
Mortgage-backed securities	4,521	4,480
State & political subdivisions	7,026	7,061
Other bonds	500	500
Total debt securities	$12,432	$12,426
Equity securities	1,071	940
Total securities	$13,503	$13,366

            The amortized cost and weighted average yield of North Penn Bank’s investment securities at December 31, 2009, by contractual maturity, are reflected in the following table.  Actual maturities will differ from contractual maturities because certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	At December 31, 2009
(Dollars in thousands)	Due in 1 year or less	Due in 1–5 years	Due in 5–10 years	Due after 10 Years	Total
US Agency securities:
Amortized cost	$1,000	$500	$—	$—	$1,500
Weighted average yield	3.75%	0.79%	—%	—%	2.76%
State & political subdivisions
Amortized cost	$1,050	$710	$3,187	$3,772	$8,719
Weighted average yield (1)	4.15%	4.26%	3.94%	4.01%	4.02%
Mortgage-backed securities
Amortized cost	$1,146	$—	$975	$541	$2,662
Weighted average yield	4.14%	—%	4.70%	4.81%	4.48%
Other bonds
Amortized cost	$494	$3,445	$1,030	—	$4,969
Weighted average yield	2.97%	3.87%	6.88%	—%	4.40%
Total amortized cost	$3,690	$4,655	$5,192	$4,313	$17,850
Total fair value	$3,737	$4,709	$5,382	$4,387	$18,214
Weighted average yield	3.88%	3.55%	4.66%	4.11%

(1)  Yields on tax-exempt securities were adjusted to a tax-equivalent basis using a 34% rate.

Deposits

North Penn Bank’s primary source of funds is retail deposit accounts held primarily by individuals and businesses within its market area. North Penn Bank offers a variety of deposit accounts with a range of interest rates and terms. North Penn Bank’s deposits consist of interest bearing and non-interest bearing checking accounts, money market, savings and certificate of deposit accounts and also IRA accounts. North Penn Bank’s customer relationship strategy focuses on relationship banking for retail and business customers to enhance their overall experience with North Penn Bank. Deposit activity is influenced by state and local economic activity, changes in interest rates, internal pricing decisions and competition. North Penn Bank uses traditional means of advertising our deposit products and generally do not solicit retail deposits from outside its market area. Deposits are primarily obtained from the areas surrounding North Penn Bank’s branch locations.

The following table sets forth the distribution of average deposits by major category and the average rate paid in each year as applicable:

	Nine Months Ended September 30,		Years Ended December 31,
	2010		2009		2008		2007
(Dollars in thousands)	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Non-interest bearing demand deposits	$7,644	0.00%	$8,653	0.00%	$7,433	0.00%	$8,437	0.00%
Interest bearing demand deposits	12,072	0.94%	10,386	1.24%	10,533	1.76%	8,266	1.63%
Savings and money market deposits	51,306	1.18%	37,149	1.48%	37,524	2.19%	18,742	2.32%
Time deposits	57,499	2.24%	60,305	3.01%	42,545	3.90%	49,201	4.57%
Total deposits	$128,521		$116,493		$98,035		$84,646

The following table is a summary of time deposits of $100,000 or more by remaining maturities as of December 31, 2009:

(Dollars in thousands)	Amount	Percent
Three months or less	$6,950	41.26%
Three to six months	5,284	31.37
Six to twelve months	2,444	14.51
Over twelve months	2,166	12.86
Total	$16,844	100.00%

Total deposits were $124.1 million at December 31, 2009 compared to total deposits of $99.2 million at December 31, 2008 and total deposits of $83.7 million at December 31, 2007.

Short-Term Borrowings

North Penn Bank, as part of its operating strategy, utilizes advances from the FHLB as an alternative to retail deposits to fund its operations.  North Penn Bank has a line-of-credit with FHLB for short-term borrowings varying from one day to three years.  Borrowings under this line of credit are secured by qualified assets in the form of a blanket lien.  Interest paid on these short-term borrowings varies based on interest rate fluctuations.  At December 31, 2009, North Penn Bank had not utilized this credit facility.  At December 31, 2008, the line had a balance of $7,648,000.

The following table sets forth information regarding FHLB overnight advances during the years ended.

	September 30,		December 31,
(Dollars in thousands)	2010	2009	2009	2008	2007
Maximum amount outstanding at any month end	$—	$3,985	$3,985	$7,648	$11,287
Average amount outstanding	$—	$909	$909	$1,157	$7,804
Weighted average interest rate	—%	1.08%	1.08%	1.72%	5.11%
Balance outstanding at end of period	$—	$—	$—	$7,648	$5,879
Weighted average interest rate at end of period	—%	—%	—%	0.59%	5.13%

Properties

    North Penn Bank currently conducts its business through its five full-service banking offices in Scranton, Stroudsburg, Clarks Summit and Effort, Pennsylvania.  North Penn Bank owns all of its offices, except for Clarks Summit, which is subject to a renewable lease that expires in 2011.  The net book value of the land, buildings, furniture, fixtures and equipment owned by North Penn was $4.0 million as of September 30, 2010.

Legal Proceedings

    North Penn is periodically a party to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to our business.  North Penn does not believe that there is any pending or threatened proceeding against it which, if determined adversely, would have a material effect on its business or financial position.

NORTH PENN MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITIONAND RESULTS OF OPERATIONS OF NORTH PENN

General

   The following presents a review of North Penn’s results of operations and financial condition. This information should be read in conjunction with its consolidated financial statements and the accompanying notes to financial statements included in this document. North Penn’s consolidated earnings are derived primarily from the operations of North Penn Bank, and to a lesser degree its other subsidiaries

    North Penn’s earnings come primarily from net interest income, which is the difference between interest income on interest-earnings assets, primarily loans and investment securities, and interest expense on interest-bearing liabilities, primarily deposits and borrowings. Net interest income is also impacted by the loan loss provision, other income, and other expenses.

Critical Accounting Matters

    The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires North Penn’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as the date of the financial statements and the reported amounts of income and expenses during the reporting period.  Actual results could differ from those estimates.  Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and the valuation of the deferred tax assets.

North Penn considers the allowance for loan losses to be a critical accounting policy. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. North Penn’s management reviews the level of the allowance on a quarterly basis, at a minimum, and establishes the provision for loan losses based on the composition of the loan portfolio, delinquency levels, loss experience, economic conditions, and other factors related to the collectability of the loan portfolio.

Although North Penn believes that it uses the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in economic conditions and other factors. In addition, regulatory authorities, as an integral part of their examination process, periodically review our allowance for loan losses. Such agencies may require North Penn to recognize adjustments to the allowance based on its judgments about information available to it at the time of examination.

North Penn Bank believes that the judgments used in establishing the allowance for loan losses are based on reliable present information.  In assessing the sufficiency of the allowance for loan losses, management considers, among other things described above, how well prior estimates have related to actual experience.  North Penn Bank has not found it necessary to call into question the reliability of judgments used in its calculation.

There are also no particular risk elements in the local economy that put a group or category of loans at increased risk, however, North Penn Bank is pursuing commercial loans secured primarily by real estate, which may bear a higher risk of loss.  These factors could lead to higher levels of allowance in future periods.

The estimate of the allowance level is always subject to normal inherent risk associated with any loan portfolio and can change based on future events, not known or predictable.

North Penn uses the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  North Penn’s management exercises significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets, including projections of future taxable income. These judgments and estimates are reviewed continually as regulatory and business factors change.  Management’s recording of deferred tax assets and liabilities and the need for a valuation allowance is made based on information available to North Penn Bank at the time.  In particular, management evaluates the recoverability of deferred tax assets based on the ability of North Penn Bank to generate future profits to utilize such benefits.  Management employs budgeting and periodic reporting processes to continually monitor progress.  These factors lower the inherent risk in the assumption of future profits.  Historically, North Penn Bank has had sufficient profits for tax recovery.

Comparison of Financial Condition at September 30, 2010 and December 31, 2009

General. Total assets increased $8.2 million, or 5.2%, from $156.3 million at December 31, 2009 to $164.5 million at September 30, 2010.  Significant changes in asset totals from December 31, 2009 to September 30, 2010 included an increase in cash and cash equivalents of $6.9 million, while net loans increased $5.2 million.  Total liabilities increased $7.5 million or 5.5% to $144.6 million at September 30, 2010 as compared to $137.1 million at December 31, 2009 due to a $12.5 million increase in total deposits.  The increase in liabilities was partially offset by the repayment of a $5.0 million FHLB advance. The advance had a fixed rate coupon of 6.19%.  Stockholders’ equity increased $638,000 or 3.3% to $19.9 million at September 30, 2010 as compared with $19.3 million at December 31, 2009.  The primary reason for the increase in stockholders’ equity was earnings for the period and an increase in accumulated other comprehensive income due to an increase in the market value of available for sale investment securities.

Assets. Net loans increased $5.2 million or 4.5%, since December 31, 2009.  Commercial real estate loans have increased $10.6 million, from $60.3 million at December 31, 2009 to $70.9 million at September 30, 2010. Substantially all of North Penn’s commercial real estate loans are secured by properties located in North Penn Bank’s primary market area. Consumer loans decreased $1.2 million from $3.7 million at December 31, 2009 to $2.5 million at September 30, 2010, as North Penn Bank has chosen not to aggressively pursue that segment of loans. Residential mortgage loans decreased $3.4 million from December 31, 2009, primarily due to sale of $2.9 million in residential mortgage loans.

Investment securities decreased $3.9 million, or 20.1%, to $15.5 million at September 30, 2010 from $19.4 million at December 31, 2009.  The intent is to maintain a level of investment securities that is sufficient to maintain pledging and collateralized borrowing requirements while also temporarily deploying excess liquidity.

Allowance for Loan Losses. The allowance for loan loss increased $183,000 or 12.3% during the nine months ending September 30, 2010.  For the nine month period ending September 30, 2010, there were charge-offs of $152,000 and recoveries of $1,000. Management assesses the adequacy of the allowance for loan losses based on evaluating known and inherent losses in the loan portfolio and upon management’s continuing analysis of the factors underlying the quality of the loan portfolio. The ratio of North Penn Bank’s allowance for loan losses to total loans was 1.37% at September 30, 2010 and 1.28% at December 31, 2009. North Penn Bank is continually monitoring credit quality so that it can respond quickly to any deterioration with action to include strong collection efforts and increased allowance for loan loss protection.

While North Penn’s management believes that, based on information currently available, the allowance for loan losses is sufficient to cover losses inherent in its loan portfolio at this time, no assurance can be given that the level of the allowance for loan losses is sufficient to cover future possible loan losses incurred by North Penn Bank or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions used by management to determine the current level of the allowance for loan losses.  Management may in the future increase the level of the allowance for loan losses as a percentage of total loans and non-performing loans in the event it increases the level of commercial or consumer lending as a percentage of its total loan portfolio.  In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses.  Such agencies may require North Penn Bank to provide additions to the allowance based upon judgments different from management.

Non-Performing Assets.   On loans where the collection of principal or interest payments is doubtful, the accrual of interest income ceases.  On loans 90 days or more past due as to principal and interest payments, North Penn’s policy, with certain limited exceptions, is to discontinue accruing interest.  On occasion, this action may be taken earlier if the financial condition of the borrower raises significant concern with regard to the borrower’s ability to service the debt in accordance with the terms of the loan agreement.  Interest income is not accrued on these loans until the borrowers’ financial condition and payment record demonstrate an ability to service the debt.  Real estate that is acquired as a result of foreclosure is classified as other real estate owned.  Other real estate owned is recorded at the lower of cost or fair value less estimated selling costs.  Costs associated with acquiring and improving a foreclosed property may be capitalized to the extent that the carrying value does not exceed fair value less estimated selling costs.  Holding costs are charged to expense.  Gains and losses on the sale of other real estate owned are credited or charged to operations, as incurred.

Non-performing loans totaled $1.8 million at both September 30, 2010 and December 31, 2009. The ratio of non-performing loans to total loans was 1.52% and 1.53% at September 30, 2010 and December 31, 2009, respectively.

Liabilities. Total deposits increased $12.5 million, or 10.1%, to $136.5 million at September 30, 2010 from $124.1 million at December 31, 2009.  The primary reason for the increase is a reflection of North Penn Bank’s attractive deposit products and the economic environment causing consumers to be conservative in their approach to investing.  Time deposits decreased $8.6 million or 13.1% to $57.3 million at September 30, 2010 from $65.9 million at December 31, 2009. The decrease in time deposits was offset by an increase in core deposits of $21.1 million or 36.2% to $79.2 million at September 30, 2010 from $58.1 million at December 31, 2009. Core deposits consist of all deposits other than certificates of deposit.  North Penn’s management has attempted to lessen its dependency on more volatile and rate-sensitive certificates of deposit and has focused more on growing core deposits.  The increase in liabilities was partially offset by the repayment of a $5.0 million FHLB advance. The advance had a fixed-rate coupon of 6.19%.

Stockholders’ Equity.  Stockholders’ equity increased $638,000 or 3.3% to $19.9 million at September 30, 2010 as compared with $19.3 million at December 31, 2009.  Net income for the period and improvement in accumulated other comprehensive loss were the primary reasons for the increase.  The increase was partially offset by purchases of Treasury Stock and payment of cash dividends

Results of Operations

Comparison of the Nine-Month Periods Ended September 30, 2010 and 2009

General. Net income for the nine months ended September 30, 2010 totaled $825,000, an increase of $458,000 or 125% as compared to a net income of $367,000 for the same period in 2009.  The primary reason for the increase was an increase in net interest income and control of non-interest expense.  The increase in net income was partially offset by an increase in provision for loan loss.

Net Interest Income. Net interest income increased $754,000 or 22.5%, to $4.1 million for the nine months ended September 30, 2010 from $3.3 million for the comparable 2009 period.

North Penn’s interest income for the nine-month period ended September 30, 2010 increased $296,000 or 5.2% to $6.0 million as compared with $5.7 million for the same period in 2009.  Increased volume of loans was the primary reason for the increase in interest income.

Total interest expense for the nine months ended September 30, 2010 was $1.9 million, a decrease of $458,000 or 19.3%, compared to $2.4 million for the same period in 2009.   The decrease in interest expense reflects North Penn’s continued focus on improvements in deposit mix. This strategy along with the repayment of the FHLB advance of $5.0 million in July 2010, contributed almost entirely to the decline in interest expense for both periods.

Provision for Loan Loss.  North Penn’s provision for loan and lease losses is based on interrelated factors such as the composition of and risk in our loan portfolio, the level of non-accruing and delinquent loans and the related collateral, as well as economic considerations.  The provision charged to current earnings was $334,000 for the nine months ended September 30, 2010, a $199,000 or 147.4% increase as compared to a provision for loan losses of $135,000 for the nine months ended September 30, 2009.  The increase for the period is primarily due to North Penn’s increasing commercial portfolio deterioration of two related loans which materialized in July 2010.

Non-Interest Income.  For the nine months ended September 30, 2010, non-interest income totaled $401,000, an increase of $69,000 or 20.8% compared to the same period in 2009. The increase in non-interest income for the nine months ended September 2010 compared to the same period in 2009 was primarily attributed to a pre-tax gains from the sale of mortgage loans. The increase in non-interest income for the nine months ending September 30, 2010 over the comparable 2009 period was partially offset by an other-than-temporary impairment charge on two equity securities of $24,000 that occurred during the first quarter of 2010.

Non-Interest Expense. For the nine months ended September 30, 2010, non-interest expense totaled $3.1 million, a $91,000 or 3.0% increase over the same period in 2009.

The primary reason for the increase in non-interest expense was an increase in salary and employee benefits.  Salary and employee benefits increased $144,000 for the nine-month period in 2010 over the same period in 2009.  Occupancy and furniture expense, professional fees and all other expenses collectively decreased $22,000 for the nine month period ending September 30, 2010 as compared with same period in 2009.  FDIC insurance expense decreased $31,000 for the nine-month period ending September 30, 2010 as compared with same period in 2009.

Income Taxes. North Penn’s income tax expense increased $75,000 or 46.9% to $235,000 for the nine months ended September 30, 2010 compared to $160,000 for the same period in 2009. The primary reason for the increase was primarily due to higher levels of income before tax.

Liquidity and Capital Resources

North Penn Bank’s primary sources of funds are deposits, principal and interest payments on loans, FHLB advances and proceeds from mortgage loan sales.  While maturities and scheduled amortization of loans are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, and competition.  North Penn Bank’s regulators require North Penn Bank to maintain sufficient liquidity to ensure its safe and sound operation.

North Penn Bank’s cash and cash equivalents increased $6.9 million for the nine months ended September 30, 2010.  During that period, cash was primarily provided from earnings and customer deposits and primarily used to pay down borrowings, fund the loan portfolio, and invest in federal funds sold.

Comparison of Financial Condition at December 31, 2009 and December 31, 2008

General. North Penn’s assets increased $17.3 million, or 12.5% to $156.3 million at December 31, 2009 compared to $139.0 million at December 31, 2008. An increase in loans outstanding combined with an increase in cash and cash equivalents were the primary reasons for the growth in assets. Liabilities increased $17.4 million or 14.5% to $137.1 million at December 31, 2009 as compared with $119.7 million at December 31, 2008.  The primary reason for the increase was an increase in deposits.  Stockholders’ equity remained essentially unchanged at $19.3 million at both December 31, 2009 and 2008.

Assets.  Cash and cash equivalents increased $9.6 million or 423.8% to $11.9 million at December 31, 2009 as compared to $2.3 million at December 31, 2008. The primary reason for the increase in cash and cash equivalents was due to liquidity caused by the maturities of investments and increased deposits at December 31, 2009.

Gross loans, net of loans held for sale, increased $8.4 million or 8.0% to $114.5 million at December 31, 2009 as compared with $106.1 million at December 31, 2008. Commercial mortgages increased $6.7 million, or 12.6%, from $53.4 million at December 31, 2008, to $60.2 million at December 31, 2009. Commercial loans increased $1.6 million or 87.8% to $3.4 million at December 31, 2009 from $1.8 million at December 31, 2008.

The residential mortgage portfolio increased $2.2 million, or 4.9%, to $48.4 million at December 31, 2009, from $46.1 million at December 31, 2008. Consumer loans decreased $1.6 million from $5.4 million at December 31, 2008 to $3.7 million at December 31, 2009.

The investment portfolio decreased $895,000, or 4.4%, to $19.4 million at December 31, 2009, from $20.3 million at December 31, 2008.  The decrease was primarily the result of declines in mortgage-backed securities portfolio of $2.4 million or 46.5% and in the U.S. Agency securities portfolio of $1.5 million or 49.7%.

North Penn reviews investment debt securities on an ongoing basis for the presence of other than temporary impairment (“OTTI”).  An impairment that is an “other-than-temporary-impairment” is a decline in the fair value of an investment below its amortized cost attributable to factors that indicate the decline will not be recovered over the anticipated holding period of the investment. Other-than-temporary-impairments result in reducing the security’s carrying value by the amount of credit loss. The credit component of the other-than-temporary impairment loss is realized through the statement of income and the remainder of the loss remains in other comprehensive income.  After the review, North Penn’s management concluded that two securities were impaired. OTTI losses of $38,000 on these securities were recognized during the fourth quarter 2009.  In accordance, with FASB ASC 320, the impairment was deemed credit related and run entirely though the income statement.

Deposits. Total deposits increased $24.9 million, or 25.1%, to $124.1 million at December 31, 2009, from $99.2 million at December 31, 2008. The increase reflects, in part, efforts to attract and maintain deposits to utilize as a primary source of funds to fuel growth in loans.  Core deposits which consist of all deposits other than certificates of deposit, increased $2.7 million or 4.8% to $58.1 million at December 31, 2009 as compared with $55.5 million at December 31, 2008.  Time deposit products, which include certificates of deposit, increased $22.2 million, or 50.8%, from $43.7 million at December 31, 2008, to $65.9 million at December 31, 2009.  North Penn Bank has tried to lessen its dependency on more volatile and rate sensitive certificates of deposit and has focused more on growing core deposits, particularly non-interest-bearing deposits.

Borrowings. Borrowings were $12.0 million at December 31, 2009, a $7.6 million or 38.9% decrease over the $19.6 million at December 31, 2008.  As of December 31, 2009, North Penn Bank had two outstanding loans, a line of credit and a letter of credit with the FHLB. The line of credit is available up to $15.0 million at an interest rate equal to the current overnight rate. This line is a source of liquidity which is used to fund loan demand when deposit volume is inadequate.  North Penn Bank has a long term note of $7.0 million from the FHLB at a rate of 4.34%, maturing July 13, 2015.

Equity. Stockholders’ equity remained essentially unchanged at $19.3 million at both December 31, 2009 and 2008. The increase in net income and improvement in accumulated other comprehensive loss were offset by purchases of Treasury Stock and payment of cash dividends. In 2008, a stock repurchase plan was approved and commenced whereby up to 10% of North Penn’s common stock will be purchased in the open market.  In addition, on April 28, 2009, the board of directors authorized completion of the 2008 Plan (29,657 shares) and the repurchase of up to 142,341 shares of North Penn’s outstanding common stock, or 10% of outstanding shares. At December 31, 2009, Treasury Stock purchases totaled $2.1 million, a $1.3 million or 160.9% increase as compared with $805,000 at December 31, 2008.

Comparison of Results of Operations for the Years Ended December 31, 2009 and 2008

General.  For the year ended December 31, 2009, North Penn recorded net income of $787,000 an increase of $433,000 or 122.3% compared to net income of $354,000 for the year ended December 31, 2008.

Net Interest Income.   Net interest income increased $169,000, or 3.9%, to $4.5 million for the year ended December 31, 2009, compared to $4.4 million for the year ended December 31, 2008. Interest income remained flat at $7.7 million for both years.  Interest expense decreased $185,000, or 5.6%, to $3.1 million at December 31, 2009 from $3.3 million at December 31, 2008, due to lower interest rates in deposits and reduced utilization of overnight borrowing. Consequently, the interest rate spread on a full tax equivalent basis decreased to 2.95% for the year ended December 31, 2009, compared to 3.09% for 2008. The ratio of average interest-earning assets to average interest-bearing liabilities decreased from 120.32% for the year ended December 31, 2008, to 116.97% for the year ended December 31, 2009.

Interest Income. Total interest income was essentially unchanged at $7.7 million for the years ending December 31, 2009 and 2008.  Increased loan volume partially offset a 74 basis point decrease in full tax equivalent total earning asset yield.  For the year ending December 31, 2009, average interest-earning assets increased $16.4 million or 13.1% to $141.2 million as compared with $124.9 million for the comparable period in 2008.    The primary reason for the increase in average interest-earning assets was growth in the average balance of loans.  For the twelve months ending December 31, 2009, average mortgages and average commercial loans increased $8.9 million or 9.5% and $1.1 million or 83.8% respectively, over the same period in 2008.

Total loan income for the year ended December 31, 2009 was $6.9 million, a $63,000 or 0.9% increase over the comparable 2008 period.

For the twelve months ended December 31, 2009, total average investment securities decreased $2.0 million or 11.6% as compared to the same period in 2008.  The primary reason for the decrease was that maturing investments were used to help fund growth in the lending portfolio.

Interest Expense.  Interest expense for the year ended December 31, 2009 totaled $3.1 million. This represents a decrease of $185,000, or 5.6%, for the year compared to $3.3 million in 2008. The primary reason for the decrease was a 60 basis point decline in yield on interest bearing liabilities between the twelve months ended December 31, 2009 and 2008.  The decline in yield was partially offset by growth in total interest-bearing liabilities.

For the year ending December 31, 2009, average interest-bearing liabilities increased $17.0 million or 16.4% to $120.7 million as compared with $103.8 million for the comparable period in 2008.  The primary reason for the growth in average interest-bearing liabilities was the growth in average time deposits of $17.8 million or 41.8% to $60.3 million for the year ended December 31, 2009.  This compares with $42.5 million for the year ended December 31, 2008.

The FHLB average advance balance decreased $263,000, or 2.0%, to $12.9 million at December 31, 2009 from $13.2 million for the year ended December 31, 2008.  The decrease was the result of reduced need for overnight borrowings due to growth of deposits.

The following table presents information regarding average balances of assets and liabilities, as well as the total dollar amounts of interest income and dividends from average interest-earning assets and interest expense on average interest-bearing liabilities and the resulting average yields and costs.  The yields and costs for the periods indicated are derived by dividing annual income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of the below table, average balances have been calculated using the average of daily balances, and non-accrual loans are included in average balances; however, accrued interest income has been excluded from these loans.

Average Balance, Interest Income and Expense, Average Yield and Rates

	Years Ended December 31,
	2009			2008			2007
		Interest	Average		Interest	Average		Interest	Average
	Average	Income/	Interest	Average	Income/	Interest	Average	Income/	Interest
(Dollars in thousands)	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
Interest-Earning Assets:
Loans:
Commercial	$2,302	$138	5.99%	$1,188	$95	8.00%	$1,749	$120	6.86%
Real estate mortgages	102,942	6,389	6.21%	94,058	6,248	6.64%	85,801	6,086	7.09%
Consumer	4,496	351	7.81%	6,297	479	7.61%	9,017	591	6.55%
Total loans	109,740	6,878	6.27%	101,543	6,822	6.72%	96,567	6,797	7.04%

Investment securities:
U.S. government securities	5,838	214	3.67%	6,383	252	3.95%	5,221	220	4.21%
Municipal securities (1)	8,622	474	5.51%	7,774	440	5.66%	7,017	435	6.20%
Other securities	3,891	197	5.06%	2,279	141	6.19%	497	18	3.62%
Equities	1,100	1	0.08%	999	42	4.10%	969	37	3.82%
Total securities	19,451	886	4.86%	17,435	875	5.02%	13,704	710	5.18%

Equity securities at cost	1,591	47	2.95%	827	42	5.08%	1,183	75	6.34%
Deposits in banks	2,887	1	0.03%	728	7	0.96%	530	18	3.40%
Fed funds sold	7,569	12	0.16%	4,325	95	2.20%	-	-	-%
Total interest-earning assets	141,238	7,863	5.54%	124,858	7,841	6.28%	111,984	7,600	6.79%

Non-interest-earning assets:
Cash and due from banks	2,886			1,430			1,821
Other assets	6,953			2,910			5,875
Less: allowance for loan losses	(1,232)			(1,192)			(1,157)
Total non-interest-earning assets	8,607			3,148			6,539
Total assets	$149,845			$128,006			$118,523

Liabilities and stockholders’ equity
Interest-bearing liabilities
Deposits:
Interest-bearing demand	10,386	129	1.24%	$10,533	185	1.76%	$8,266	135	1.63%
Savings and money market	37,149	551	1.48%	37,524	822	2.19%	18,742	434	2.32%
Time deposits	60,305	1,815	3.01%	42,545	1,661	3.90%	49,201	2,248	4.57%
Total interest-bearing deposits	107,840	2,495	2.31%	90,602	2,668	2.94%	76,209	2,817	3.70%
Other borrowings	12,909	631	4.89%	13,172	643	4.88%	19,761	1,043	5.28%
Total interest-bearing liabilities	120,749	3,126	2.59%	103,774	3,311	3.19%	95,970	3,860	4.02%
Total non-interest-bearing liabilities	9,598			9,099			10,441
Total liabilities	130,347			112,873			106,411
Stockholders’ equity	19,498			15,133			12,112
Total liabilities and stockholders’ equity	$149,845			$128,006			$118,523
Net interest spread (1)			2.95%		$4,530	3.09%		$3,740	2.77%
Net interest margin (1)			3.33%			3.63%			3.34%
Taxable equivalent adjustment		$149			$150			$148
Average earning assets as a percentage of interest-bearing liabilities			116.97%			120.32%			116.69%

(1) The yield on municipal securities is computed on a tax equivalent basis at the U.S. federal income tax rate of 34%.

North Penn’s management believes that it is common practice in the banking industry to present interest income and related yield information on tax exempt securities on a tax-equivalent basis and that such information is useful to investors because it facilitates comparisons among financial institutions.  However, the adjustment of interest income and yields on tax exempt securities to a tax equivalent amount may be considered to include non-GAAP financial information.  A reconciliation to GAAP is provided below.

Tax Equivalent Reconciliation

	Years Ended December 31,
	2009		2008		2007
(Dollars in thousands)	Interest	Average Yield	Interest	Average Yield	Interest	Average Yield
Municipal securities – nontaxable	$288	3.80%	$290	3.73%	$287	4.09%
Tax equivalent adjustment (1)	149		150		148
Municipal securities – tax equivalent	$437	5.75%	$440	5.66%	$435	6.20%

Net interest income – nontaxable	$4,549		$4,380		$3,592
Tax equivalent adjustment (1)	149		150		148
Net interest income – tax equivalent	$4,698		$4,530		$3,740

Interest rate spread – no tax adjustment		2.85%		2.97%		2.63%
Net interest margin – no tax adjustment		3.22%		3.51%		3.21%
 (1) The tax equivalent adjustment is based on a tax rate of 34% for all periods presented.

Rate/Volume Analysis

	Year Ended December 31, 2009 Compared to 2008
		Increase (Decrease) Due to
(Dollars in thousands)	Net	Volume	Rate
Interest Income:
Loans	$56	$551	$(495)
Investment securities	10	101	(91)
Equity securities	5	39	(34)
Deposits in other banks	(5)	21	(26)
Fed funds sold	(83)	71	(154)
Total	$(17)	$783	$(800)

Interest Expense:
Interest bearing demand deposits	$(56)	$(3)	$(53)
Savings and money market deposits	(271)	(8)	(263)
Time deposits	154	693	(539)
Other borrowings	(12)	(13)	1
Total	$(185)	$669	$(854)
Net Interest-Income	$168	$114	$54

Changes in interest due to volume and rate have been allocated by reference to changes in the average balances and the average interest rates of interest earning assets and interest bearing liabilities.

Interest Sensitivity Analysis

	At December 31, 2009 Maturing Or Repricing In:
	Within 3 Months	4 – 12 Months	1 – 5 Years	Over 5 Years	Total
Interest earning assets:
Interest bearing deposits	$560	—	—	—	$560
Investment securities	—	3,741	4,337	11,320	19,398
Loans	16,434	7,365	45,702	46,529	116,030
Total interest-earning assets	$16,994	$11,106	$50,039	$57,849	$135,988

Interest bearing liabilities:
Interest bearing demand	$7,916	—	—	—	$7,916
Money market	7,598	—	—	—	7,598
Savings	—	—	—	33,838	33,838
Time deposits	24,758	28,830	12,330	—	65,918
Borrowed funds	—	5,000	—	7,000	12,000
Total interest-bearing liabilities	$40,272	$33,830	$12,330	$40,838	$124,270
Period Gap	$(23,278)	$(22,724)	$37,709	$17,011
Cumulative gap	$(23,278)	$(46,002)	$(8,293)	$8,718
Ratio of cumulative gap to total assets	(14.89%)	(29.43%)	(5.30%)	5.58%

Assumptions:
*Adjustable rate loans have been distributed among the categories by repricing dates.
*Mortgage backed investments and loans do not take into account principal prepayments.
*All transaction deposit accounts have been placed into the within three months category as they have no stated maturity and rates will adjust as market rates adjust.
*All savings accounts have been placed in the beyond five years category based upon historical experience.

Earnings are dependent on maintaining adequate net interest yield or spread between rates earned on assets and the cost of interest-bearing liabilities. North Penn Bank must manage its interest rate sensitivity to maintain adequate spread during rising and declining interest rate environments. Decisions about which bonds to purchase are based upon factors such as term, yield and asset quality. Short term bonds enhance rate sensitivity but typically have lower yields. North Penn Bank’s investment strategy carries the majority of investments as maturing after the five-year period illustrated above. All investments are held available for sale which gives us the flexibility to sell in response to market changes. The money can then be used to fund loan growth or reinvested in bonds at the new interest rate.

Having a similar amount of assets repricing, or maturing, at or about the same time as liabilities reprice or mature, reduces interest rate risk. However, management recognizes certain trends and historical experiences for some products. Accounts such as savings, interest checking, and money market accounts are core deposits and do not have the same reaction to interest rate changes as time deposits do. These accounts tend to change according to cash flow and the transaction needs of North Penn Bank’s customers.

According to the table, North Penn Bank has a negative gap position, which means liabilities will reprice faster than assets. When interest rates are rising, this will tend to reduce interest spread and net interest income, and when rates are falling, interest spread and net income should increase.

Provisions for Loan Losses; Allowance for Loan Losses.  For the year ending December 31, 2009, North Penn recorded a provision for loan loss in the amount of $475,000, compared to $31,000 for the year ended December 31, 2008.  The increase in the provision expense reflects an increase in the levels of delinquent loans and management’s analysis of economic conditions in North Penn Bank’s market areas.  In addition, the increased provision reflects the strategy of growing the commercial portfolio.  These loans have a higher risk of default and loss than single-family residential mortgage loans because repayment of the loans often depends on the successful operation of a business or the underlying property.  The allowance for loan losses as a percent of total loans was 1.28% at December 31, 2009, compared to 1.09% at December 31, 2008.

The following table illustrates information related to North Penn Bank’s nonperforming assets at the dates indicated.  North Penn Bank had no troubled debt restructurings or accruing loans past due 90 or more days at the dates presented.

	At December 31,
	2009	2008	% Change
(Dollars in thousands)
Nonaccrual loans	$1,774	$1,107	60.3%
Other real estate owned	88	—

Total nonperforming assets	$1,862	$1,107	68.2%
Total nonperforming loans to total loans	1.53%	1.03%	48.4%
Total nonperforming loans to total assets	1.13%	0.80%	41.8%
Total nonperforming assets to total assets	1.19%	0.80%	48.88%

Non-Interest Income.  For the year ended December 31, 2009, non-interest income totaled $404,000, a $66,000 or 19.5% increase over the same period in 2008. The increase was primarily the result a $56,000 or 58.9% increase in income on bank owned life insurance over the comparable period in 2008.  The increase in non-interest income was partially offset by an other-than-temporary impairment charge on several equity securities of $38,000 for the year ending December 31, 2009.

Non-Interest Expense.  For the year ended December 31, 2009, non-interest expense decreased $566,000 or 13.5% to $3.6 million as compared to $4.2 million for the year ending December 31, 2008.  The primary reason for the decrease was the 2009 receipt of a net insurance settlement of $468,000 stemming from the 2008 loss on accounting errors of $475,000.  Salaries and employee benefits increased $79,000 or 3.9% to $2.1 million for the year ended December 31, 2009 as compared with the same period in 2008.  The primary reason for the increase was increased benefit costs and merit increases for staff. For the year ended December 31, 2009, FDIC insurance was $240,000 as compared to $14,000 for the same period in 2008.  The increase in the FDIC assessment for the year ended December 31, 2009 was attributable to the expiration of credits during 2008, an increase in the assessment rate for 2009 and an FDIC-imposed industry-wide 5 basis point special assessment totaling $67,000.

Income Taxes. North Penn Bank recorded income tax expense for the year ended December 31, 2009 of $85,000, compared to an income tax expense of $153,000 for the year ended December 31, 2008.

SUPERVISION AND REGULATION

Set forth below is a brief description of certain laws which relate to the regulation of the Norwood and North Penn and Wayne Bank and North Penn Bank. The description does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

Dodd-Frank Wall Street Reform and Consumer Protection Act

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was signed into law.  The Dodd-Frank Act is intended to effect a fundamental restructuring of federal banking regulation.  Among other things, the Dodd-Frank Act creates a new Financial Stability Oversight Council to identify systemic risks in the financial system and gives federal regulators new authority to take control of and liquidate financial firms.  The Dodd-Frank Act additionally creates a new independent federal regulator to administer federal consumer protection laws. The Dodd-Frank Act is expected to have a significant impact on our business operations as its provisions take effect.  Among the provisions that may affect us are the following:

Holding Company Capital Requirements.  The Dodd-Frank Act requires the FRB to apply consolidated capital requirements to depository institution holding companies that are no less stringent than those currently applied to depository institutions.  Under these standards, trust preferred securities will be excluded from Tier 1 capital unless such securities were issued prior to May 19, 2010 by a bank holding company with less than $15 billion in assets. The Dodd-Frank Act additionally requires capital requirements to be countercyclical so that the required amount of capital increases in times of economic expansion and decreases in times of economic contraction, consistent with safety and soundness.

Deposit Insurance.  The Dodd-Frank Act permanently increases the maximum deposit insurance amount for banks, savings institutions and credit unions to $250,000 per depositor, retroactive to January 1, 2009, and extends unlimited deposit insurance to non-interest bearing transaction accounts through December 31, 2012. The Dodd-Frank Act also broadens the base for FDIC insurance assessments. Assessments will now be based on the average consolidated total assets less tangible equity capital of a financial institution. The Dodd-Frank Act requires the FDIC to increase the reserve ratio of the Deposit Insurance Fund from 1.15% to 1.35% of insured deposits by 2020 and eliminates the requirement that the FDIC pay dividends to insured depository institutions when the reserve ratio exceeds certain thresholds. Effective one year from the date of enactment, the Dodd-Frank Act eliminates the federal statutory prohibition against the payment of interest on business checking accounts.

Corporate Governance. The Dodd-Frank Act will require publicly traded companies to give stockholders a non-binding vote on executive compensation at their first annual meeting taking place six months after the date of enactment and at least every three years thereafter and on so-called “golden parachute” payments in connection with approvals of mergers and acquisitions unless previously voted on by shareholders. The new legislation also authorizes the SEC to promulgate rules that would allow stockholders to nominate their own candidates using a company’s proxy materials. Additionally, the Dodd-Frank Act directs the federal banking regulators to promulgate rules prohibiting excessive compensation paid to executives of depository institutions and their holding companies with assets in excess of $1.0 billion, regardless of whether the company is publicly traded or not.  The Dodd-Frank Act gives the SEC authority to prohibit broker discretionary voting on elections of directors and executive compensation matters.

Prohibition Against Charter Conversions of Troubled Institutions.  Effective one year after enactment, the Dodd-Frank Act prohibits a depository institution from converting from a state to federal charter or vice versa while it is the subject of a cease and desist order or other formal enforcement action or a memorandum of understanding with respect to a significant supervisory matter unless the appropriate federal banking agency gives notice of the conversion to the federal or state authority that issued the enforcement action and that agency does not object within 30 days.  The notice must include a plan to address the significant supervisory matter.  The converting institution must also file a copy of the conversion application with its current federal regulator which must notify the resulting federal regulator of any ongoing supervisory or investigative proceedings that are likely to result in an enforcement action and provide access to all supervisory and investigative information relating hereto.

Interstate Branching.  The Dodd-Frank Act authorizes national and state banks to establish branches in other states to the same extent as a bank chartered by that state would be permitted to branch.  Previously, banks could only establish branches in other states if the host state expressly permitted out-of-state banks to establish branches in that state.  Accordingly, banks will be able to enter new markets more freely.

Limits on Derivatives.  Effective 18 months after enactment, the Dodd-Frank Act prohibits state-chartered banks from engaging in derivatives transactions unless the loans to one borrower limits of the state in which the bank is chartered takes into consideration credit exposure to derivatives transactions.  For this purpose, derivative transaction includes any contract, agreement, swap, warrant, note or option that is based in whole or in part on the value of, any interest in, or any quantitative measure or the occurrence of any event  relating to, one or more commodities securities, currencies, interest or other rates, indices or other assets.

Transactions with Affiliates and Insiders.  Effective one year from the date of enactment, the Dodd-Frank Act expands the definition of affiliate for purposes of quantitative and qualitative limitations of Section 23A of the Federal Reserve Act to include mutual funds advised by a depository institution or its affiliates.  The Dodd-Frank Act will apply Section 23A and Section 22(h) of the Federal Reserve Act (governing transactions with insiders) to derivative transactions, repurchase agreements and securities lending and borrowing transaction that create credit exposure to an affiliate or an insider. Any such transactions with affiliates must be fully secured. The current exemption from Section 23A for transactions with financial subsidiaries will be eliminated.  The Dodd-Frank Act will additionally prohibit an insured depository institution from purchasing an asset from or selling an asset to an insider unless the transaction is on market terms and, if representing more than 10% of capital, is approved in advance by the disinterested directors.

Debit Card Interchange Fees.  Effective July 21, 2011, the Dodd-Frank Act requires that the amount of any interchange fee charged by a debit card issuer with respect to a debit card transaction must be reasonable and proportional to the cost incurred by the issuer.  Within nine months of enactment, the FRB is required to establish standards for reasonable and proportional fees which may take into account the costs of preventing fraud.  The restrictions on interchange fees, however, do not apply to banks that, together with their affiliates, have assets of less than $10 billion.

Consumer Financial Protection Bureau.  The Dodd-Frank Act creates a new, independent federal agency called the Consumer Financial Protection Bureau (“CFPB”), which is granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Act, the Consumer Financial Privacy provisions of the Gramm-Leach-Bliley Act and certain other statutes. The CFPB will have examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Smaller institutions will be subject to rules promulgated by the CFPB but will continue to be examined and supervised by federal banking regulators for consumer compliance purposes. The CFPB will have authority to prevent unfair, deceptive or abusive practices in connection with the offering of consumer financial products.  The Dodd-Frank Act authorizes the CFPB to establish certain minimum standards for the origination of residential mortgages including a determination of the borrower’s ability to repay.  In addition, the Dodd-Frank Act will allow borrowers to raise certain defenses to foreclosure if they receive any loan other than a “qualified mortgage” as defined by the CFPB. The Dodd-Frank Act permits states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and, in certain circumstances, permits state attorneys general to enforce compliance with both the state and federal laws and regulations.

Regulation of Norwood

General. Norwood, as a bank holding company registered under the Bank Holding Company Act of 1956, as amended (“BHCA”), is subject to regulation and supervision by the FRB and by the Department.  Norwood is required to file annually a report of its operations with, and is subject to examination by, the FRB and the Department. This regulation and oversight is generally intended to ensure that Norwood limits its activities to those allowed by law and that it operates in a safe and sound manner without endangering the financial health of its subsidiary banks.

Under the BHCA, Norwood must obtain the prior approval of the FRB before it may acquire control of another bank or bank holding company, merge or consolidate with another bank holding company, acquire all or substantially all of the assets of another bank or bank holding company, or acquire direct or indirect ownership or control of any voting shares of any bank or bank holding company if, after such acquisition, the bank holding company would directly or indirectly own or control more than 5% of such shares.

Federal statutes impose restrictions on the ability of a bank holding company and its nonbank subsidiaries to obtain extensions of credit from its subsidiary bank, on the subsidiary bank’s investments in the stock or securities of the holding company, and on the subsidiary bank’s taking of the holding company’s stock or securities as collateral for loans to any borrower. A bank holding company and its subsidiaries are also prevented from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property, or furnishing of services by the subsidiary bank.

A bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, it is the policy of the FRB that a bank holding company should stand ready to use available resources to provide adequate capital to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company’s failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the FRB to be an unsafe and unsound banking practice or a violation of the FRB regulations, or both.

Non-Banking Activities. The business activities of Norwood, as a bank holding company, are restricted by the BHCA. Under the BHCA and the FRB’s bank holding company regulations, Norwood may only engage in, or acquire or control voting securities or assets of a company engaged in, (1) banking or managing or controlling banks and other subsidiaries authorized under the BHCA and (2) any BHCA activity the FRB has determined to be so closely related to banking or managing or controlling banks to be a proper incident thereto. These include any incidental activities necessary to carry on those activities, as well as a lengthy list of activities that the FRB has determined to be so closely related to the business of banking as to be a proper incident thereto.

Financial Modernization. The Gramm-Leach-Bliley Act, permits greater affiliation among banks, securities firms, insurance companies, and other companies under a new type of financial services company known as a “financial holding company.”  A financial holding company essentially is a bank holding company with significantly expanded powers. Financial holding companies are authorized by statute to engage in a number of financial activities previously impermissible for bank holding companies, including  securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; and merchant banking activities. The Act also permits the FRB and the Treasury Department to authorize additional activities for financial holding companies if they are “financial in nature” or “incidental” to financial activities. A bank holding company may become a financial holding company if each of its subsidiary banks is well capitalized, well managed, and has at least a “satisfactory” CRA rating. A financial holding company must provide notice to the FRB within 30 days after commencing activities previously determined by statute or by the FRB and Department of the Treasury to be permissible. Norwood has not submitted notice to the FRB of its intent to be deemed a financial holding company.

Regulatory Capital Requirements. The FRB has adopted capital adequacy guidelines pursuant to which it assesses the adequacy of capital in examining and supervising a bank holding company and in analyzing applications to it under the BHCA. The FRB’s capital adequacy guidelines are similar to those imposed on Wayne Bank by the FDIC. See “Regulation of Wayne Bank and North Penn Bank — Regulatory Capital Requirements.”

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the FRB’s view that a bank holding company should pay cash dividends only to the extent that the holding company’s net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company’s capital needs, asset quality and overall financial condition. The FRB also indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. In a recent Supervisory Letter, the FRB staff has stated that, as a general matter, bank holding companies should eliminate cash dividends if net income available to shareholders for the past four quarters, net of dividends previously paid, is not sufficient to fully fund the dividend. Furthermore, under the federal prompt corrective action regulations, the FRB may prohibit a bank holding company from paying any dividends if the holding company’s bank subsidiary is classified as “undercapitalized.”

Regulation of North Penn

General.  North Penn is regulated by the Office of Thrift Supervision as “savings and loan holding company” under the Home Owners Loan Act.  Federal law allows a state savings bank that qualifies as a “qualified thrift lender” to elect to be treated as a savings association for purposes of the savings and loan holding company provisions of federal law.  Such election allows its holding company to be regulated as a savings and loan holding company by the Office of Thrift Supervision rather than as a bank holding company by the FRB.  North Penn Bank has elected to be treated as a savings association so that North Penn will be regulated as a savings and loan holding company under federal law.  As such, North Penn has registered with the Office of Thrift Supervision and is subject to Office of Thrift Supervision regulations, examinations, supervision, reporting requirements and regulations concerning corporate governance and activities.  In addition, the Office of Thrift Supervision has enforcement authority over North Penn and its non-savings institution subsidiaries.  Among other things, this authority permits the Office of Thrift Supervision to restrict or prohibit activities that are determined to be a serious risk to North Penn Bank.

As part of the Dodd-Frank Act regulatory restructuring, the OTS’s authority over savings and loan holding companies will be transferred to the FRB, which is the agency that regulates and supervises bank holding companies.  That change will occur one year from the July 31, 2010 enactment of the Dodd-Frank Act, subject to a possible six month extension.

As a unitary savings and loan holding company, North Penn is able to engage only in activities permitted to a financial holding company and those permitted for a multiple savings and loan holding company, which includes non-banking activities that the FRB has determined to be permissible for bank holding companies.

Limitation on Capital Distributions.  Federal regulations impose limitations upon all capital distributions by a savings institution, including cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger.  Under the regulations, an application to and the prior approval of the Office of Thrift Supervision is required before any capital distribution if the institution does not meet the criteria for “expedited treatment” of applications under Office of Thrift Supervision regulations (i.e., generally, examination and Community Reinvestment Act ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the Office of Thrift Supervision.  If an application is not required, the institution must still provide prior notice to the Office of Thrift Supervision of the capital distribution if, like North Penn Bank, it is a subsidiary of a holding company.  If North Penn Bank’s capital were ever to fall below its regulatory requirements or regulators notified it that it was in need of increased supervision, its ability to make capital distributions could be restricted.  In addition, the Office of Thrift Supervision could prohibit a proposed capital distribution that would otherwise be permitted by the regulation if the agency determines that such distribution would constitute an unsafe or unsound practice.

Qualified Thrift Lender Test. In order for North Penn to be regulated by the Office of Thrift Supervision as a savings and loan holding company (rather than by the FRB as a bank holding company) North Penn Bank must meet a qualified thrift lender test.  Under the test, North Penn Bank is required to either qualify as a “domestic building and loan association” under the Internal Revenue Code or maintain at least 65% of its “portfolio assets” (total assets less:  (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain “qualified thrift investments” (primarily residential mortgages and related investments, including certain mortgage-backed securities) in at least 9 months out of each 12 month period.  Education loans, credit card loans and small business loans may be considered “qualified thrift investments.”  As of September 30, 2010, North Penn Bank met the qualified thrift lender test.

Savings and loan holding companies are not currently subject to specific regulatory capital requirements.  The Dodd-Frank Act, however, requires the FRB to promulgate consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to institutions themselves.  There is a five-year transition period (from the July 21, 2010 effective date of the Dodd-Frank Act) before the capital requirements will apply to savings and loan holding companies.  Instruments such as cumulative preferred stock and trust preferred securities will no longer be includable as Tier 1 capital. Instruments issued by May 19, 2010 will be grandfathered for companies with consolidated assets of $15 billion or less. The Dodd-Frank Act also extends the “source of strength” doctrine to savings and loan holding companies.  The regulatory agencies must issue regulations requiring that all bank and savings and loan holding companies serve as a source of strength to their subsidiary depository institutions. That requires holding companies to provide capital and other support to their subsidiary institutions in times of financial distress.

Acquisition of Control.  Under the federal Change in Bank Control Act, a notice must be submitted to the Office of Thrift Supervision if any person (including a company), or group acting in concert, seeks to acquire “control” of a savings and loan holding company or savings association.  An acquisition of “control” can occur upon the acquisition of 10% or more of the voting stock of a savings and loan holding company or savings institution or as otherwise defined by the Office of Thrift Supervision.  Under the Change in Bank Control Act, the Office of Thrift Supervision has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition.  Any company that so acquires control would then be subject to regulation as a savings and loan holding company.

Regulatory Restructuring Legislation.  On July 21, 2010, the Dodd-Frank Act, which is legislation that restructures the regulation of depository institutions, was signed into law.  In addition to providing for the elimination of the Office of Thrift Supervision and creating the Consumer Financial Protection Bureau, the Dodd-Frank Act, among other things, requires changes in the way that institutions are assessed for deposit insurance, authorizes the payment of interest on business checking accounts, mandates the imposition of consolidated capital requirements on savings and loan holding companies, requires that originators of securitized loans retain a percentage of the risk for the transferred loans, requires the FRB to regulate pricing of debit card interchange fees, reduces the federal preemption afforded to federal savings associations and contains a number of reforms related to mortgage origination.  Many of the provisions of the Dodd-Frank Act contain delayed effective dates and require the issuance of regulations.  Consequently, it will be some time before their impact on operations can be assessed by management.  However, there is a significant possibility that the Dodd-Frank Act will, at a minimum, result in an increased regulatory burden and higher compliance, operating, and possibly, interest expense costs for North Penn and North Penn Bank.

Regulation of the Wayne Bank and North Penn Bank

General. As a Pennsylvania chartered, FDIC insured commercial and savings bank, respectively, Wayne Bank and North Penn Bank are subject to extensive regulation and examination by the Pennsylvania Department of Banking and by the FDIC, which insures their deposits to the maximum extent permitted by law. The federal and state laws and regulations applicable to banks and savings banks regulate, among other things, the scope of their business, their investments, the reserves required to be kept against deposits, the timing of the availability of deposited funds and the nature and amount of and collateral for certain loans. The laws and regulations governing Wayne Bank generally have been promulgated to protect depositors and not for the purpose of protecting shareholders. This regulatory structure also gives the federal and state banking agencies extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulation, whether by the Department, the FDIC or the United States Congress, could have a material impact on Norwood, North Penn, Wayne Bank, North Penn Bank and their operations.

Pennsylvania Banking Law. The Pennsylvania Banking Code (“Banking Code”) contains detailed provisions governing the organization, location of offices, rights and responsibilities of directors, officers, and employees, as well as corporate powers, savings and investment operations and other aspects of Wayne Bank and its affairs. The Banking Code delegates extensive rule-making power and administrative discretion to the Department so that the supervision and regulation of state chartered banks may be flexible and readily responsive to changes in economic conditions and in savings and lending practices. The Banking Code also provides state-chartered savings banks with all of the powers enjoyed by federal savings and loan associations, subject to regulation by the Pennsylvania Department of Banking.

The Federal Deposit Insurance Corporation Act (“FDIA”), however, prohibits state chartered banks from making new investments, loans, or becoming involved in activities as principal and equity investments which are not permitted for national banks unless (1) the FDIC determines the activity or investment does not pose a significant risk of loss to the DIF and (2) the bank meets all applicable capital requirements. Accordingly, the additional operating authority provided to Wayne Bank by the Banking Code is significantly restricted by the FDIA.

Federal Deposit Insurance. The deposits of Wayne Bank and North Penn Bank are insured to applicable limits by the FDIC.  Under the Dodd-Frank Act, the maximum deposit insurance amount has been permanently increased from $100,000 to $250,000 and unlimited deposit insurance has been extended to non-interest-bearing transaction accounts until December 31, 2012.  Prior to the Dodd-Frank Act, the FDIC had established a Temporary Liquidity Guarantee Program under which, for the payment of an additional assessment by insured banks that did not opt out, the FDIC fully guaranteed all non-interest-bearing transaction accounts until June 30, 2010 (the “Transaction Account Guarantee Program”) and all senior unsecured debt of insured depository institutions or their qualified holding companies issued between October 14, 2008 and October 31, 2009, with the FDIC’s guarantee expiring by December 31, 2012 (the “Debt Guarantee Program”).  Norwood, North Penn, Wayne Bank and North Penn Bank did not opt out of the Debt Guarantee Program but none of them issued any debt thereunder.  Wayne Bank and North Penn Bank did not opt out of the Transaction Account Guarantee Program.

The FDIC has adopted a risk-based premium system that provides for quarterly assessments based on an insured institution’s ranking in one of four risk categories based on their examination ratings and capital ratios. Well-capitalized institutions with the CAMELS ratings of 1 or 2 are grouped in Risk Category I and, until 2009, were assessed for deposit insurance at an annual rate of between five and seven basis points of issued deposits with the assessment rate for an individual institution determined according to a formula based on a weighted average of the institution’s individual CAMELS component ratings plus either five financial ratios or the average ratings of its long-term debt. Institutions in Risk Categories II, III and IV were assessed at annual rates of 10, 28 and 43 basis points, respectively.

Starting in 2009, the FDIC significantly raised the assessment rate in order to restore the reserve ratio of the Deposit Insurance Fund to the statutory minimum of 1.15%  For the quarter beginning January 1, 2009, the FDIC raised the base annual assessment rate for institutions in Risk Category I to between 12 and 14 basis points while the base annual assessment rates for institutions in Risk Categories II, III and IV were increased to 17, 35 and 50 basis points, respectively.  For the quarter beginning April 1, 2009 the FDIC set the base annual assessment rate for institutions in Risk Category I to between 12 and 16 basis points and the base annual assessment rates for institutions in Risk Categories II, III and IV at 22, 32 and 45 basis points, respectively.  An institution’s assessment rate could be lowered by as much as five basis points based on the ratio of its long-term unsecured debt to deposits or, for smaller institutions based on the ratio of certain amounts of Tier 1 capital to adjusted assets.  The assessment rate may be adjusted for Risk Category I institutions that have a high level of brokered deposits and have experienced higher levels of asset growth (other than through acquisitions) and could be increased by as much as ten basis points for institutions in Risk Categories II, III and IV whose ratio of brokered deposits to deposits exceeds 10%.  Reciprocal deposit arrangements like CDARS® were treated as brokered deposits for Risk Category II, III and IV institutions but not for institutions in Risk Category I.  An institution’s base assessment rate would also be increased if an institution’s ratio of secured liabilities (including FHLB advances and repurchase agreements) to deposits exceeds 25%.  The maximum adjustment for secured liabilities for institutions in Risk Categories I, II, III and IV would be 8, 11, 16 and 22.5 basis points, respectively, provided that the adjustment may not increase an institution’s base assessment rate by more than 50%.

The FDIC imposed a special assessment equal to five basis points of assets less Tier 1 capital as of June 30, 2009, payable on September 30, 2009, and reserved the right to impose additional special assessments.  In November, 2009, instead of imposing additional special assessments, the FDIC amended the assessment regulations to require all insured depository institutions to prepay their estimated risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012 on December 30, 2009.  For purposes of estimating the future assessments, each institution’s base assessment rate in effect on September 30, 2009 was used, assuming a 5% annual growth rate in the assessment base and a 3 basis point increase in the assessment rate in 2011 and 2012.  The prepaid assessment will be applied against actual quarterly assessments until exhausted.  Any funds remaining after June 30, 2013 will be returned to the institution.  Requiring this prepaid assessment does not preclude the FDIC from changing assessment rates or from further revising the risk-based assessment system.

The Dodd-Frank Act requires the FDIC to take such steps as necessary to increase the reserve ratio of the Deposit Insurance Fund from 1.15% to 1.35% of insured deposits by 2020.  In setting the assessments, the FDIC is required to offset the effect of the higher reserve ratio against insured depository institutions with total consolidated assets of less than $10 billion. The Dodd-Frank Act also broadens the base for FDIC insurance assessments so that assessments will be based on the average consolidated total assets less average tangible equity capital of a financial institution rather than on its insured deposits.  The FDIC has adopted a new restoration plan to increase the reserve ratio to 1.15% by September 30, 2020 with additional rulemaking scheduled for 2011 regarding the method to be used to achieve a 1.35% reserve ratio by that date and offset the effect on institutions with assets less than $10 billion in assets.  Pursuant to the new restoration plan, the FDIC will forgo the 3 basis point increase in assessments scheduled to take effect on January 1, 2011.  The FDIC has proposed new assessment regulations that would redefine the assessment base as average consolidated assets less average tangible equity.  The proposed regulations would use the current assessment rate schedule with modifications to the unsecured debt and brokered deposit adjustments and the elimination of the secured liability adjustment.

In addition, all FDIC-insured institutions are required to pay assessments to the FDIC to fund interest payments on bonds issued by the Financing Corporation (“FICO”), an agency of the Federal government established to recapitalize the Federal Savings and Loan Insurance Corporation.  The FICO assessment rates, which are determined quarterly, averaged .01% of insured deposits on an annualized basis in fiscal year 2009.  These assessments will continue until the FICO bonds mature in 2017.

Regulatory Capital Requirements. The FDIC has promulgated capital adequacy requirements for state-chartered banks that, like Wayne Bank and North Penn Bank, are not members of the Federal Reserve System. At September 30, 2010, Wayne Bank and North Penn Bank each exceeded all regulatory capital requirements and was classified as “well capitalized.”

The FDIC’s capital regulations establish a minimum 3% Tier 1 leverage capital requirement for the most highly-rated state-chartered, non-member banks, with an additional cushion of at least 100 to 200 basis points for all other state-chartered, non-member banks, which effectively increases the minimum Tier 1 leverage ratio for such other banks to 4% to 5%. Under the FDIC’s regulation, the highest-rated banks are those that the FDIC determines are not anticipating or experiencing significant growth and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, which are considered a strong banking organization, rated composite 1 under the Uniform Financial Institutions Rating System. Tier 1 or core capital is defined as the sum of common stockholders’ equity (including retained earnings), noncumulative perpetual preferred stock and related surplus, and minority interests in consolidated subsidiaries, minus all intangible assets other than certain servicing and purchased credit card relationships, and minus certain other listed assets.

The FDIC’s regulations also require that state-chartered, non-member banks meet a risk-based capital standard. The risk-based capital standard requires the maintenance of total capital (which is defined as Tier 1 capital and supplementary (Tier 2) capital) to risk weighted assets of 8%. In determining the amount of risk-weighted assets, all assets, plus certain off balance sheet assets, are multiplied by a risk-weight of 0% to 100%, based on the risks the FDIC believes are inherent in the type of asset or item.  The components of Tier 1 capital for the risk-based standards are the same as those for the leverage capital requirement. The components of supplementary (Tier 2) capital include cumulative perpetual preferred stock, mandatory subordinated debt, perpetual subordinated debt, intermediate-term preferred stock, up to 45% of unrealized gains on equity securities and a bank’s allowance for loan and lease losses. Allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets. Overall, the amount of supplementary capital that may be included in total capital is limited to 100% of Tier 1 capital.

A bank that has less than the minimum leverage capital requirement is subject to various capital plan and activities restriction requirements. The FDIC’s regulations also provide that any insured depository institution with a ratio of Tier 1 capital to total assets that is less than 2.0% is deemed to be operating in an unsafe or unsound condition pursuant to Section 8(a) of the FDIA and could be subject to potential termination of deposit insurance.

Wayne Bank and North Penn Bank are also subject to minimum capital requirements imposed by the Department on Pennsylvania-chartered depository institutions. Under the Department’s capital regulations, a Pennsylvania bank or savings bank must maintain a minimum leverage ratio of Tier 1 capital (as defined under the FDIC’s capital regulations) to total assets of 4%. In addition, the Department has the supervisory discretion to require higher leverage ratio for any institutions based on the institution’s substandard performance in any of a number of areas. Wayne Bank and North Penn Bank were in compliance with both the FDIC and Pennsylvania capital requirements as of September 30, 2010.

Affiliate Transaction Restrictions. Federal laws strictly limit the ability of banks to engage in transactions with their affiliates, including their bank holding companies. In particular loans by a subsidiary bank and its parent company or the nonbank subsidiaries of the bank holding company are limited to 10% of a bank subsidiary’s capital and surplus and, with respect to such parent company and all such nonbank subsidiaries, to an aggregate of 20% of the bank subsidiary’s capital and surplus. Further, loans and other extensions of credit generally are required to be secured by eligible collateral in specified amounts. Federal law also requires that all transactions between a bank and its affiliates be on terms as favorable to the bank as transactions with non-affiliates.

Loans to One Borrower. Under Pennsylvania law, commercial banks, like Wayne Bank, have, subject to certain exemptions, lending limits to one borrower in an amount equal to 15% of the institution’s capital accounts. An institution’s capital account includes the aggregate of all capital, surplus, undivided profits, capital securities and general reserves for loan losses. Pursuant to the national bank parity provisions of the Banking Code, Wayne Bank may also lend up to the maximum amounts permissible for national banks, which are allowed to make loans to one borrower of up to 25% of capital and surplus in certain circumstances. As of September 30, 2010, Wayne Bank’s loans-to-one-borrower limitation was $10.2 million and Wayne Bank was in compliance with such limitation.  Under the Banking Code, the board of directors of a state savings bank like North Penn Bank is allowed to set its own loans-to-one-borrower limits.

Federal Home Loan Bank System. Wayne Bank and North Penn Bank are members of the FHLB of Pittsburgh, which is one of 12 regional FHLBs. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from funds deposited by member institutions and proceeds from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the Board of Trustees of the FHLB.

As FHLB members, Wayne Bank and North Penn Bank are required to purchase and maintain restricted stock in the FHLB of Pittsburgh in an amount equal to the greater of 1% of its aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year or 5% of the Bank’s outstanding advances from the FHLB. At September 30, 2010, Wayne Bank and North Penn Bank were in compliance with this requirement. In December 2008, the FHLB of Pittsburgh notified member banks that is was suspending dividend payments and the repurchase of excess capital stock.  The FHLB has reinstated the limited repurchase of excess capital stock.  Management evaluates the restricted stock for impairment in accordance with Statement of Position (SOP) 01-6, Accounting by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others. Management’s determination of whether these investments are impaired is based on the assessment of the ultimate recoverability of their costs rather than by recognizing temporary declines in value. The managements of Wayne Bank and North Penn Bank believe no impairment charge was necessary related to FHLB stock as of September 30, 2010.

Federal Reserve System. The FRB requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts (primarily checking and NOW accounts) and non-personal time deposits. The balances maintained to meet the reserve requirements imposed by the FRB may be used to satisfy the liquidity requirements that are imposed by the Department. At September 30, 2010, Wayne Bank and North Penn Bank met their reserve requirements.

Restrictions on Dividends. The Pennsylvania Banking Code states, in part, that dividends may be declared and paid only out of accumulated net earnings and may not be declared or paid unless surplus (retained earnings) is at least equal to contributed capital. Wayne Bank and North Penn Bank have not declared or paid any dividends which cause their retained earnings to be reduced below the amount required. Finally, dividends may not be declared or paid if a bank is in default in payment of any assessment due the FDIC.

MANAGEMENT FOLLOWING THE MERGER

Set forth below is biographical and other information regarding the individuals who will serve as directors and executive officers of Norwood after the merger.  With the exception of Mr. Lamont, all such individuals currently serve as directors and executive officers of Norwood.

Richard L. Snyder, age 70, is a retired executive and certified public accountant. He served in a number of executive positions with Pricewaterhouse Coopers LLP, Bell Equipment/Alcom Combustion Company, and most recently with Phillip Morris Companies, Inc.

Ralph A. Matergia, age 61, is a founding partner of the law firm of Matergia and Dunn in Stroudsburg, Pennsylvania with which he has practiced for over 25 years. He has served as the Solicitor for the Borough of Stroudsburg since 1979 and as Solicitor for the Monroe County Treasurer for over 25 years.

Dr. Andrew A. Forte, age 52, is the President of Forte, Inc., a family owned corporation which operates the Stroudsmoor Country Inn, a hospitality and banquet facility in Stroudsburg, Pennsylvania.  He has Doctoral Degree in management from the Lubin School of Business, Pace University.  He is a Certified Public Accountant, who practiced public accountancy with KPMG Peat Marwick as an Audit Manager through June 1985.

Daniel J. O’Neill, age 73, is an Adjunct Professor at Wilkes University, the retired Superintendent of the Wayne Highlands School District, Honesdale, Pennsylvania, and Commander 28th Infantry Division (Retired).

Dr. Kenneth A. Phillips, age 60, is an optometrist in Waymart, Pennsylvania.  Dr. Phillips has in-depth knowledge of Wayne Bank’s market area and is active in various community activities.

William W. Davis, Jr., age 66, served as President and Chief Executive Officer of Norwood and Wayne Bank until his retirement on December 31, 2009.

John E. Marshall, age 73, is president of Marshall Machinery, Inc., Honesdale, Pennsylvania, a local compact tractor and light industrial dealer.  Through his business, Mr. Marshall deals with a variety of contractors and developers.

Susan Gumble-Cottell, age 53, is the President and Chief Executive Officer of Gumble Brothers, Inc., a building materials supplier located in Paupack, Pennsylvania.  She works with various contractors and builders and has knowledge of the local construction market.

Lewis J. Critelli, age 51, was named President and Chief Executive Officer effective January 1, 2010.  He had served as Executive Vice President, Secretary and Chief Financial Officer of Norwood and Wayne Bank since 1998 after joining Wayne Bank in 1995.

Kevin M. Lamont, age 52, is the Chairman of the Board of North Penn and North Penn Bank.  He is also President of Millennium Health Services, Inc. and President of Lamont Development Company, Inc.  Mr. Lamont developed, owned and operated two major assisted living communities in Northeast Pennsylvania.  Mr. Lamont has been a licensed Nursing Home Administrator in Pennsylvania since 1980 and has extensive experience in all aspects of business management and finance.  Mr Lamont will become a member of the board upon completion of the merger.

Edward C. Kasper, age 63, is Executive Vice President of Norwood and Executive Vice President and head of Corporate Banking for Wayne Bank.

Kenneth C. Doolittle, age 53, was named Executive Vice President in December 2009.  He joined Wayne Bank as Vice President in May 2009.  Prior to joining Wayne Bank, he had served as chief operating officer of Pennstar Bank, Scranton, Pennsylvania, a subsidiary of NBT Bancorp.

Joseph A. Kneller, age 64, is Senior Vice President of Norwood and Senior Vice President - Information Systems of Wayne Bank.

John H. Sanders, age 53, is Senior Vice President of Norwood and Senior Vice President and head of Retail Banking for Wayne Bank.

William S. Lance, age 51, was named Senior Vice President and Chief Financial Officer in March 2010.  Prior to joining Norwood, he had served as Chief Financial Officer of First National Community Bank, Dunmore, Pennsylvania for over 15 years.

Director Independence

     The board of directors has determined that Directors Snyder, Phillips, Matergia, Marshall, O’Neill, Gumble-Cottell and Forte are independent under the independence standards of The NASDAQ Global Market on which the Norwood common stock is currently listed. In determining the independence of directors, the board of directors considered the deposit and loan relationships which various directors have with Wayne Bank and certain business relationships between Wayne Bank and organizations in which certain directors have an interest. In determining whether Mr. Matergia is independent, the board of directors considered work occasionally done by his law firm for Wayne Bank but determined that due to the small volume of work done, his independence was not affected.  There are no members of the Audit Committee who do not meet the independence standards of the The NASDAQ Global Market for Audit Committee members and no members of the Audit Committee are serving under any exceptions to these standards.

Compensation Committee Interlocks and Insider Participation

     The Compensation Committee consisted of Directors Marshall, Matergia and Snyder at December 31, 2009. Director Marshall is Chairman of the Board of Norwood and Wayne Bank and serves as Chairman of the Compensation Committee. Members of the Compensation Committee are non-employee directors of Norwood and Wayne Bank. No member of the Committee or any other director is, or was during 2009, an executive officer of another company whose board of directors has a comparable committee on which one of Norwood’s executive officers serves.  None of the executive officers of Norwood is, or was during 2009, a member of the board of directors or a comparable compensation committee of a company of which any of the directors of Norwood is an executive officer.

Compensation Discussion and Analysis

     Philosophy and Objectives.  Norwood’s compensation programs are designed to effectively attract, retain, motivate and reward Named Executive Officers (NEOs) and all employees for their performance. Norwood believes in maintaining a competitive compensation package to insure continuity of the management team with the goal of increasing shareholder value over the long-term.

The objectives of the compensation package include the following:

•
Create an overall compensation package that is competitive with those offered by other financial institutions in our market area while providing appropriate incentives for the achievement of short and long term performance goals.

•	Encourage achievement of short-term performance goals through cash incentive programs

•	Use stock incentive plans to reward long-term performance and align interests of management with shareholders

•	Encourage long-term management continuity and loyalty through the accrual of post-employment benefits

Financial services is a competitive industry and Norwood operates in a market area which is headquarters to many other community banks as well as much larger institutions. The NEOs officer compensation package is therefore structured to keep the current team in place. Norwood feels this is important due to the following attributes of the NEOs:

•	In depth knowledge of the local markets
•	Familiarity with Norwood’s operations
•	Strong customer relationships
•	Management succession planning
•	Proven success
•	Over twelve consecutive years of earnings growth and dividend increases

Norwood has a balanced package of short-term cash based compensation and longer-term stock based plans and retirement plans. Norwood’s Executive Compensation package includes the following key elements:

•	Base Salary
•	Cash Incentive Bonus Plan
•	Long Term Equity-Based Incentive Compensation
•	Employment Agreements
•	Post-Employment and Retirement Programs
•	Insurance and Other Benefits
•	Perquisites and other Personal Benefits

Administration of Compensation Program.  The Compensation Committee of Norwood is responsible for the administration of the compensation program of the President, Chief Executive Officer and Chief Financial Officer and the other NEOs.

The Compensation Committee meets in December of each year to determine annual salary adjustments, cash bonus and stock option awards for NEOs. Norwood does not have a formal policy addressing each specific type of compensation.

The Committee does consider a variety of factors as it evaluates compensation for each NEO, including:

•	Overall company performance as compared to budget and prior year’s performance;
•	Bank regulatory examination results;
•	Bank performance metrics compared to peers, including return on assets, return on equity,
•	charge-offs, level of non-performing loans and efficiency ratio; and
•	The individual achievements of each NEO in their respective areas of responsibility.

In establishing base salaries and increases, the committee has access to various compensation surveys to ensure a competitive salary level. These include:

•	The Conference Board Salary increase survey
•	The Nash and Company PA Bank and Thrift Compensation Report
•	SNL Executive Compensation Review

Norwood does not specifically benchmark compensation to any specific group of companies.

The peer group consists of the following banks in northeast Pennsylvania: Community Bank & Trust, Dime Bank, Penn Security, Honesdale National, First Keystone National, Fidelity Deposit & Discount, Luzerne Bank and First National Community Bank.

Annual salary increases are generally made in amounts deemed necessary to maintain the competitiveness of the salary structure  Absent a material increase in duties or a significant change in the economic or competitive landscape, salaries are not increased materially from year to year.

At each meeting, the Chief Executive Officer discusses with the Committee the performance evaluations of each of the NEOs excluding himself, and presents his recommendations. The Chief Executive Officer is not present for any discussion involving his compensation.

Depending on Norwood’s performance for the year, the Compensation Committee establishes a cash incentive bonus pool based on a percentage of pre-tax earnings. Specific bonus amounts are awarded to each NEO based on performance. Norwood realizes that all employees contribute to its success, and therefore, cash bonuses are also distributed to employees at all levels based on merit. Norwood has never been required to materially adjust or restate the pre-tax earnings on which the bonus pool has been calculated and does not have a policy regarding the adjustment or recovery of bonuses in such an event.

The Committee also grants stock option awards under the Norwood Financial Corp. 2006 Stock Option Plan. The Stock Option Plan was designed to provide long-term incentives to NEOs, directors and other key employees that contribute to the success of Norwood. The ten-year life of the options is structured to retain the NEOs and promote the long-term success of Norwood.

The board of directors believes that equity-based compensation is important in aligning the interests of management with those of shareholders and has established the Wayne Bank Employee Stock Ownership Plan and 2006 Stock Option Plan to help it achieve this objective. Although each of the NEOs has a substantial personal investment in Norwood common stock, the board of directors does not have formal equity ownership requirements or guidelines for executive officers.

Components of Compensation Program.  The components of compensation for 2009 are as follows:

Salary

As a result of Norwood’s ongoing success and the continuity of the management team, current base salary levels are above the median. The Compensation Committee approved a 3.00% increase in salaries at the December meeting. This level was based on information from the Conference Board which indicated commercial banks would increase officer salaries by 3.00%. NEOs salary increases ranged from 2.5% to 2.9% excluding increases related to any material changes in duties. Under their employment agreements as in effect in 2009, Messrs. Davis and Critelli had base salary amounts of $226,000 and $141,500, respectively, with minimum annual increases of $6,000 and $3,000, respectively.

Bonus

For 2009, the Board approved a bonus pool equal to 4.0% of pre-tax earnings to be distributed to all NEOs, other officers and employees. Historically, this bonus pool percentage has varied from 4.0% to 4.4% of pre-tax earnings. In establishing this bonus pool, the Committee considered Norwood’s overall performance including an increase in earnings and ROA, ROE, the efficiency ratio and loan quality each of which ranks in the top quartile of Norwood’s peer group.

Stock Based Awards

The Compensation Committee approved stock option awards under the Norwood Financial Corp. 2006 Stock Option Plan. The purpose of the plan is to provide incentives and rewards to officers, employees and directors that contribute to the success and growth of Norwood. In 2009, a total of 20,000 options were granted to 22 key employees including the NEOs. Because Mr. Davis had announced his retirement effective as of December 31, 2009, the Compensation Committee determined not to award options to him.  Of the total options granted in 2009, 20,000, which represents 0.72% of total shares outstanding, related to Norwood’s 2009 performance. The NEOs were awarded 38% of the total options granted. The percentage awarded to NEOs has declined over time as more key employees have been included in the plan.

Timing of Grants

Stock awards are typically granted annually as part of the individual performance review process. This takes place at the Compensation Committee Meeting in December. The full board ratifies the actions of the Committee in December and establishes the grant date. The exercise price is based upon the last sale price of Norwood’s stock at the closing on the effective date of grant or if there is no trading on such date then the last trading day prior to such date of grant.  As described above, grants for 23,000 shares were awarded effective December 31, 2009.

Retirement and Severance Arrangements

Norwood has salary continuation plan agreements (SCP) with each NEO. The agreements provide that upon termination of employment on or after reaching age 62, or following a change-in-control, if earlier, the NEOs will be eligible to receive annual retirement benefits as detailed in the Pension Benefits Table below. The SCP was initially established in 1999. Benefit amounts were calculated based on the amount of supplemental retirement income needed to allow the NEO to retire on approximately 40-75% of projected final salary when such supplemental benefit is added to Norwood’s qualified retirement plans and social security. The range of 40% to 75% of final salary is based on total years of service with Norwood from inception date of the plan. The target supplemental salary levels payable at normal retirement age as follows:  up to 15 years of service – 40%, 15-25 years – 65% and 25 or more – 75%.

The NEOs participate in Wayne Bank’s defined contribution profit-sharing and 401(k) Plan which is open to all employees over the age of 21 after one year of employment. The 401(k) Plan permits employees to make pre-tax contributions of between 2% and 10% of their compensation to their accounts in the 401(k) Plan and Wayne Bank will match the first 2% of the contribution. In addition, in December 2009, the Compensation Committee approved an additional corporate contribution equal to 7% of each eligible employee’s compensation. The Committee considers the financial performance of Norwood when it sets Norwood’s annual contribution under the plan. For each NEO, Norwood contributed a total of 9% of the NEO’s base salary to the Plan, the same percentage as for all eligible employees who contributed at least 2% of their compensation to their account.

Each of the NEOs participate in the Employee Stock Ownership Plan (ESOP) which is open to all employees who have met the eligibility requirements.  (See Note 9 of Notes to the Consolidated Financial Statements.)

As part of the long-term compensation package, Norwood and Wayne Bank have entered into a three-year employment agreement with Mr. Critelli. The agreement has a two step change-in-control trigger under which, in case of a voluntary termination within 30 days of a change-in-control or an involuntary termination or voluntary termination for good reason during the six months before or within one year after a change-in-control, the NEO would be paid a lump sum amount equal to three times the five-year average of his annual compensation less $1.00. We believe that the change-in-control provision is desirable in order to ensure that Mr. Critelli remains focused on the interests of Norwood and its shareholders in the event of a pending change-in-control. In the event of a change in control, Norwood will indemnify the NEOs for any 20% tax penalties that may be incurred by them for amounts payable that exceed the limitations under Sections 280G and 4999 of the Internal Revenue Code.  If Norwood terminated Mr. Critelli, without just cause, he would be entitled to a payment of salary for amounts due under the agreement with a minimum severance payment of one year’s salary.

The Compensation Committee balances short-term and long-term compensation for the NEOs. Long term compensation includes stock option grants, salary continuation plan and other benefits available to all employees which include contributions to 401(k) Plan, ESOP and life insurance. For 2009, the target range for short-term compensation as a percentage of total compensation was 70% to 80% with long-term compensation at 20% to 30% of total compensation. We believe this formula is competitive within our market place and peer group.

Executive Compensation

Summary Compensation Table. The following table sets forth the cash and non-cash compensation awarded to or earned during the last three fiscal years by our principal executive officer, principal financial officer and the three other most highly compensated executive officers whose total compensation (excluding compensation attributable to changes in pension value and non-qualified deferred compensation earnings) during the fiscal year ended December 31, 2009 exceeded $100,000 for services rendered in all capacities to Norwood  and Wayne Bank.  Norwood does not have any plans providing for stock awards or non-equity incentive compensation to the NEOs.

Name and Principal Position	Year	Salary	Bonus	Option Awards (1)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (2)	All Other Compensation(3)	Total

William W. Davis, Jr. *	2009	$256,584	$72,000	$0	$25,452	$314,571	$668,607
President and Chief	2008	241,000	80,000	16,290	13,134	36,256	386,680
Executive Officer	2007	234,000	80,000	20,970	19,995	42,314	397,279

Lewis J. Critelli *	2009	$167,192	$47,250	$20,310	$20,336	$28,542	$283,630
President and Chief	2008	156,500	52,500	13,575	18,879	27,829	269,283
Executive Officer	2007	151,500	50,000	17,475	17,517	26,430	262,921

Edward C. Kasper	2009	$127,731	$30,150	$10,155	$29,458	$23,171	$220,665
Executive Vice President	2008	120,000	33,500	8,145	33,741	22,617	218,003
	2007	117,000	32,000	10,485	31,314	22,652	213,451

John H. Sanders	2009	$113,192	$16,650	$6,770	$9,669	$19,573	$165,854
Senior Vice President	2008	106,000	18,500	5,430	8,972	19,145	160,762
	2007	103,000	17,500	6,990	8,328	17,977	153,795

Joseph A. Kneller	2009	$111,115	$12,150	$6,770	$5,085	$141,331	$276,451
Senior Vice President	2008	104,000	13,500	5,430	15,141	18,629	156,700
	2007	101,000	13,000	6,990	17,514	18,467	156,971
____________
*
Mr. Davis retired effective as of December 31, 2009 and Mr. Critelli was named President and Chief Executive Officer effective January 1, 2010.  Mr. Critelli served as Chief Financial Officer during fiscal year 2009.

(1)
Based on the aggregate grant date fair value of the award computed in accordance with FASB ASC Topic 718.  For assumptions used in determining the grant date for value of the options, see Note 13 of Notes to the Consolidated Financial Statements.

(2)						Consists of increase in actuarial present value of benefits under Salary Continuation Plan.
(3)						All other compensation consists of the following:
		Life	Payout of Post	ESOP
	401(k) Matching	Insurance	Retirement Life		Value at
	Contributions	Paid	Insurance	No. of Shares	$28.59/Share	Total

William W. Davis, Jr.	$23,093	$3,301	$276,227	418	$11,951	$314,571
Lewis J. Critelli	15,047	1,573	—	417	11,922	28,542
Edward C. Kasper	11,496	1,897	—	342	9,778	23,170
John H. Sanders	10,187	1,466	—	277	7,919	19,571
Joseph A. Kneller	10,000	1,764	124,135	190	5,432	141,331

Grants of Plan-Based Awards. The following tables set forth certain information with respect to plan-based awards granted to the NEOs. All grants were made under the Norwood Financial Corp. 2006 Stock Option Plan.

Name	Grant Date	Board Action Date *	All Other Option Awards: Number of Securities Underlying Option (#)	Exercise of Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock Option Awards

William W. Davis, Jr.	NA	NA	—	$—	$—

Lewis J. Critelli	12/31/2009	12/08/2009	3,000	28.59	20,310

Edward C. Kasper	12/31/2009	12/08/2009	1,500	28.59	10,155

John H. Sanders	12/31/2009	12/08/2009	1,000	28.59	6,770

Joseph A. Kneller	12/31/2009	12/08/2009	1,000	28.59	6,770
__________
*
Option awards were approved by the board of directors on December 8, 2009 to be effective on the last business day of the year. The exercise price was equal to the fair market value of the Common Stock on the Grant Date in each case.

Lewis J. Critelli has entered into a three-year employment agreement with Wayne Bank. The employment agreement provides for annual one-year renewals on each anniversary date of the agreements unless either party provides prior written notice to the contrary. The agreement provides that the board of directors will review his salary not less often than annually and shall increase his base salary by no less than $5,000 per year. The employment agreement provides that Mr.  Critelli will participate equitably in discretionary bonuses that the board of directors may award to senior management from time to time. Mr.  Critelli is also entitled to participate in specified benefit plans and in any fringe benefits made available to senior management.

For fiscal year 2009 the board of directors increased the base salaries of the NEOs by approximately 2.5% to 2.9% each based on projected average salary increases in the banking industry and individual performance. The board of directors established a bonus pool for all employees equal to 4% of pre-tax earnings. Cash bonuses were awarded to the NEOs based on a percentage of the total pool relating to the Compensation Committee’s judgment as to their relative contribution to the success of Norwood.

Consistent with its objective of using equity-based compensation as incentives for long-term performance and to align the interests of management with those of shareholders, the board of directors awarded options to the NEOs (other than Mr. Davis) in December 2009.  The 2009 grants were made effective as of the last trading day on the year. In each case, the options do not vest and become exercisable until one year from the date of grant. Award amounts were based on the Compensation Committee’s assessment of the relative contribution to Norwood’s success. Approximately 38% of options awarded in 2009 were awarded to the NEOs with the remaining options granted to other officers of Wayne Bank. Using the Black-Scholes Option Pricing Model and the assumptions described on Note 13 of Notes to the Consolidated Financial Statements, we determined that the fair value of each option granted in December 2009 was $6.77.

In accordance with SEC regulations, the Summary Compensation Table treats the increase in the present value of the NEO’s retirement benefit under the Salary Continuation Plan as an item of compensation. The Salary Continuation Plan provides that the NEOs will receive a fixed annual payment beginning at retirement at age 62 for a period of 15 years. The increase in present value is a function of the annual accrual to fully vest the NEO at retirement age.

The Summary Compensation Table includes various miscellaneous income items under “All Other Compensation.”  Under Norwood’s 401(k) Plan, eligible employees may annually contribute between 2% and 10% of their compensation to their accounts in the 401(k) Plan. Norwood generally matches employee contributions up to 2% of salary. In 2009, Norwood made an additional contribution of 7% of salary. Since the NEOs each contributed at least 2% of salary, a contribution of 9% was made to each of their accounts. Norwood pays premiums on life insurance coverage for all eligible employees including the NEOs with insurance coverage of three times base salary. Each NEO also participates in the Wayne Bank Employee Stock Ownership Plan.

Outstanding Equity Awards at Fiscal Year End. The following table sets forth information concerning outstanding equity awards of the NEOs at fiscal year end.   There were no stock awards outstanding at fiscal year-end.

	Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date

William W. Davis, Jr.	3,000		$27.50	12/31/2018
	3,000		31.25	12/31/2017
	3,000		31.50	12/29/2016
	4,200		30.38	04/25/2016
	4,200		30.00	12/14/2014
	4,200		23.95	12/09/2013

Lewis J. Critelli		3,000 (1)	$28.59	12/31/2019
	2,500		27.50	12/31/2018
	2,500		31.25	12/31/2017
	2,500		31.50	12/29/2016
	3,150		30.38	04/25/2016
	3,150		30.00	12/14/2014
	3,150		23.95	12/09/2013
	3,150		19.05	12/10/2012
	400		10.36	12/12/2010

Edward C. Kasper		1,500 (1)	$28.59	12/31/2019
	1,500		27.50	12/31/2018
	1,500		31.25	12/31/2017
	1,500		31.50	12/29/2016
	2,100		30.38	04/25/2016
	2,625		30.00	12/14/2014
	2,625		23.95	12/09/2013

John H. Sanders		1,000 (1)	$28.59	12/31/2019
	1,000		27.50	12/31/2018
	1,000		31.25	12/31/2017
	1,000		31.50	12/29/2016
	1,575		30.38	04/25/2016
	1,575		30.00	12/14/2014
	1,575		23.95	12/09/2013

Joseph A. Kneller		1,000 (1)	$28.59	12/31/2019
	1,000		27.50	12/31/2018
	1,000		31.25	12/31/2017
	1,000		31.50	12/29/2016
	1,575		30.38	04/25/2016
	1,575		30.00	12/14/2014
	1,575		23.95	12/09/2013

____________
(1)	Award vests and becomes exercisable on December 31, 2010.

Option Exercises and Stock Vested. The following table provides information regarding exercises of options and vesting of stock awards during the last fiscal year for each NEO. Norwood does not have a stock awards plan.

	Option Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise (1)

William W. Davis, Jr.	8,663	$106,173
Lewis J. Critelli	9,050	143,695
Edward C. Kasper	7,089	120,973
John H. Sanders	3,150	45,707
Joseph A. Kneller	—	—

____________
(1)	Equals the difference between the exercise price and fair market value of the underlying common stock on the date of exercise times the number of options exercised.

Pension Benefits. The following table provides information with respect to each defined benefit pension plan in which a NEO may receive payments or other benefits at, following, or in connection with retirement.

Name	Plan Name	Number Of Years Credited Service (1)	Present Value of Accumulated Benefit (2)	Payments During Last Fiscal Year

William W. Davis, Jr.	Salary Continuation Plan	10 years	$476,003	$—
Lewis J. Critelli	Salary Continuation Plan	10 years	151,252	—
Edward C. Kasper	Salary Continuation Plan	10 years	263,301	—
John H. Sanders	Salary Continuation Plan	10 years	71,879	—
Joseph A. Kneller	Salary Continuation Plan	10 years	132,195	—
____________
(1)	The credited years of service are based on the plan date of 1999.
(2)	Amount shown is present value of total payments over payout term using a 7.50% discount rate.

Wayne Bank has entered into salary continuation agreements with the NEOs. The purpose of the salary continuation plan is to provide the NEOs with an additional retirement benefit in excess of the maximum benefit payable under the tax-qualified 401(k) plan. The agreements provide that upon termination of employment on or after reaching the age of 62, Messrs. Davis, Critelli, Kasper, Sanders and Kneller will be entitled to an annual retirement benefit equal to $53,289, $61,000, $30,061, $24,000 and $14,751, respectively, payable over 15 years. The retirement benefit is fixed and not dependent on pre-retirement compensation. In the event of death during active service, the NEO’s beneficiary will be entitled to the normal retirement benefit commencing on the date of death. In the event of disability or early termination for a reason other than death, disability, cause or following a change-in-control, the NEO are entitled to a reduced benefit payable beginning with 90 days of disability in the case of disability or at normal retirement age in the case of early termination. The amounts payable under early termination and disability are based upon the plan years in which the event occurred. If the NEOs work past age 62, they are eligible for an increased benefit of 4% per year, pro rated at 0.3274% per month compounded up to age 65. The NEOs are not entitled to benefits in the event they are terminated for cause. On a change of control of Norwood, Norwood will pay the normal retirement benefit to the NEOs in 12 equal monthly installments payable on the first day of each month commencing with the month following attaining age

62 and continuing for 179 additional months. The NEOs will not be entitled to any benefit if they violate certain non-compete provisions including becoming employed by or participating in the management of another bank or thrift following a termination of employment. These non-compete provisions, however, do not apply following a change-in-control.

Potential Payments Upon Termination or Change-in-Control. The NEOs are parties to various agreements that provide for payments in connection with any termination of their employment. The following table shows the payments that would be made to the NEOs at, following or in connection with any termination of their employment in the specified circumstances as of the last business day of the last fiscal year.

Name and Plan	Voluntary Termination	Early Termination	Normal Retirement	Involuntary Not For Cause Termination	For Cause Termination	Change-in- Control Termination	Disability	Death

William W. Davis, Jr. (4)
Employment Agreement(1)	$—	$—	$—	$537,333	$—	$699,900	$—	$—
Salary Continuation Plan(2)	478,958	478,958	478,958	478,958	—	478,958	478,958	476,958

Lewis J. Critelli
Employment Agreement(1)	—	—	—	348,833	—	454,200	—	—
Salary Continuation Plan(2)	357,708	357,708	548,357	357,708	—	548,357	145,844	548,357
Stock Option Plan(3)	—	—	—	—	—	20,310	20,310	20,310

Edward C. Kasper
Salary Continuation Plan(2)	260,694	260,694	260,694	260,694	—	260,694	225,023	260,694
Stock Option Plan(3)	—	—	—	—	—	10,155	10,155	10,155

John H. Sanders
Salary Continuation Plan(2)	146,384	146,384	215,747	146,384	—	215,747	69,254	215,747
Stock Option Plan(3)	—	—	—	—	—	6,770	6,770	6,770

Joseph A. Kneller
Salary Continuation Plan(2)	140,127	140,127	140,127	140,127	—	140,127	140,127	140,127
Stock Option Plan(3)	—	—	—	-—	—	6,770	6,770	6,770
____________
(1)
Amount shown is lump sum payment to which named executive officer would be entitled in the event of a change-in-control or the remainder payments under the contract in the event of an involuntary not for cause termination.  Certain amounts may be eligible for tax-gross up to indemnify the NEO for any tax penalties incurred.  The amounts shown do include this effect.

(2)	Amount shown is present value of 180 months of payments over payout term using a 7.50% discount rate.
(3)
Amount shown is equal to fair value of unvested portion of options at December 31, 2009 calculated using the Black-Scholes Option Pricing Model and the assumptions contained in Note 13 of Notes to Consolidated Financial Statements.   Since the only unvested options were granted on December 31, 2009 at an exercise price equal to the fair market value of the Norwood common stock on the date of grant, there was no excess of fair market value over exercise price at that date

(4)	Mr. Davis retired as President and Chief Executive Officer effective December 31, 2009 and his employment agreement is no longer in effect.

Employment Agreement. Under his Employment Agreement, Norwood or Wayne Bank may terminate Mr.  Critelli’s employment at any time for “just cause” as defined in the Agreement without further liability. If Norwood or Wayne Bank terminated Mr.  Critelli without just cause, he would be entitled to a continuation of his salary for the remaining term of the Agreement with a minimum of one year from the date of termination as well as the continuation of other benefits. In the event of an involuntary termination or voluntary termination with good reason during the period beginning six months prior and ending one year after a change in control, Mr.  Critelli will be paid in a lump sum an amount equal to three times the five-year average of his annual compensation minus $1.00. Under the Agreements, Mr.  Critelli is prohibited from competing with Wayne Bank for one year if his employment is terminated for just cause or he resigns for a reason other than good reason.

Salary Continuation Plan. For a description of the Salary Continuation Plan, see “ — Pension Benefits” above.

Stock Option Plan. The stock option plan provides that each outstanding stock option will become immediately vested in the event of the death or disability of the optionee or upon a change-in-control of Norwood.

Director Compensation

Set forth below is a table providing information concerning the compensation of the directors of Norwood who are not NEOs for the last completed fiscal year (2009).

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards(1)	Non-Equity Incentive Plan Compensation	Change in P ension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation(2)	Total

John E. Marshall	$28,200	—	$3,385	—	—	$567	$32,152
Kenneth A. Phillips	26,400	—	3,385	—	—	180	29,965
Ralph A. Matergia	28,500	—	3,385	—	—	229	32,114
Richard L. Snyder	28,200	—	3,385	—	—	—	31,585
Gary P. Rickard	27,000	—	3,385	—	—	444	30,829
Daniel J. O’Neill	27,300	—	3,385	—	—	508	31,193
Dr. Andrew A. Forte	26,700	—	3,385	—	—	120	30,205
Susan Gumble-Cottell	27,000	—	3,385	—	—	120	30,505
____________
(1)
Based on the aggregate grant date for value of the award computed in accordance with FASB ASC Topic 718.  For assumptions used, see Note 13 of Notes to Consolidated Financial Statements. The grant-date fair value of the options awarded to Directors in December. 2009 was $6.77 each.  At December 31, 2009, Directors had the following number of stock option awards outstanding:

Name	Number of Options

John E. Marshall	2,000
Kenneth A. Phillips	4,514
Ralph A. Matergia	2,525
Richard L. Snyder	4,514
Gary P. Rickard	2,525
Daniel J. O’Neill	2,525
Dr. Andrew A. Forte	1,500
Susan Gumble-Cottell	2,000
____________
(2)	Consists of the value of life insurance premiums paid by Norwood for the benefit of the director.

Norwood does not presently compensate its directors. Each director of Norwood is also a director of Wayne Bank and receives fees accordingly. Mr. William W. Davis, Jr., President and Chief Executive Officer of Norwood and Wayne Bank and Lewis J. Critelli, Executive Vice President, Chief Financial Officer and Secretary, did not receive board or committee fees for their participation thereon. Each non-employee member of Wayne Bank’s board of directors receives a retainer of $1,950 per month. In addition, fees are paid for various committee meetings as follows:  Trust Committee ($300); Audit Committee ($300); Compensation Committee ($300); and Loan Committee ($300). For the fiscal year ended December 31, 2009, fees paid to all directors totaled approximately $219,300, all of which were paid by Wayne Bank. Norwood pays for life insurance coverage of $50,000 for each director.

Under the 2006 Stock Option Plan, stock options for 525 shares each were awarded to non-employee directors effective upon shareholder approval of the plan for 2005 and options for 500 shares were awarded on December 29, 2006.  Options for 500 shares were awarded to each non-employee director effective as of December 31, 2007, 2008 and 2009, respectively.  The exercise price of these options was in each case equal to the fair market value of the underlying Common Stock on the effective date of grant. In each case, the options vest and become exercisable one year from the date of grant. Additional options may be granted to non-employee directors on an annual basis on a date established by the Compensation Committee.

Related Party Transactions

Certain directors and executive officers of Wayne Bank, their families and their affiliates are customers of Wayne Bank. Any transactions with such parties including loans and commitments are made on substantially the same terms and conditions, including interest rate and collateral, as those of comparable transactions prevailing at the time with other persons, and do not include more than the normal risk of collectibility or present other unfavorable features.  Wayne Bank has adopted written policies and procedures for the approval of loans to directors and executive officers.  All loans to directors and executive officers are approved by the entire board of directors in advance with the director or executive officer abstaining from participating directly or indirectly in the voting.

SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS
AND CERTAIN BENEFICIAL OWNERS

Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security. The rules also treat as outstanding all shares of common stock that a person would receive upon exercise of stock options or warrants held by that person, which are immediately exercisable or exercisable within 60 days of the beneficial ownership determination date. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest.

Norwood

The following table indicates the common stock beneficially by Norwood’s executive officers and directors, by each person known by Norwood to own beneficially more than 5% of Norwood common stock, and all of Norwood’s executive officers and directors as a group.  Unless otherwise noted, all shares are held directly by the director or executive officer and the director or executive officer has sole voting and investment power with respect such shares.  The address for each director and officer is Wayne Bank, 717 Main Street, Honesdale, Pennsylvania 18431.  All amounts are determined as of February 18, 2011 when there were 2,768,804 shares of Norwood common stock issued outstanding.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Shares of Common Stock Outstanding

Wayne Bank Trust Department	216,062	(1)	7.8%

Lewis J. Critelli	41,413		1.4
William W. Davis, Jr.	49,660		1.7
Richard L. Snyder	7,664		*
Ralph A. Matergia	4,281		*
Dr. Andrew A. Forte	2,540		*
Daniel J. O’Neill	13,170		*
Dr. Kenneth A. Phillips	7,769		*
John E. Marshall	22,064		*
Susan Gumble-Cottell	2,116		*
Edward C. Kasper	27,638		1.0
Kenneth C. Doolittle	2,810		*
Joseph A. Kneller	14,667		*
John H. Sanders	16,582		*
William S. Lance	1,200		*

All Directors and Executive Officers as a group (14 persons)	213,574		7.4

____________
*	Less than 1% of Norwood common stock outstanding.
(1)
The Wayne Bank Trust Department has sole voting and dispositive power over 216,062 shares. Excludes 223,108 shares held in two trusts for which Wayne Bank acts as trustee but as to which it does not have voting power.  The address of the Wayne Bank Trust Department is 717 Main Street, Honesdale, Pennsylvania  18431.

North Penn

The following table provides information as of February 18, 2011 about the persons known to North Penn to be the beneficial owners of more than 5% of North Penn’s outstanding common stock.  A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power.

Name and Address	Number of Shares Beneficially Owned	Percent of Outstanding Common Stock Beneficially Owned

North Penn Bank Employee Stock Ownership Plan 216 Adams Avenue Scranton, Pennsylvania 18503	124,794	9.4%
Kevin M. Lamont 216 Adams Avenue Scranton, Pennsylvania 18503	103,756	7.8%
Frederick L. Hickman 216 Adams Avenue Scranton, Pennsylvania 18503	102,463	7.6%
Philip V. Oppenheimer Carl K. Oppenheimer 119 West 57th Street, Suite 1515 New York, NY 10019	82,665(2)	6.2%
__________________________
(2)
Based on information filed in Schedule 13G with the Securities and Exchange Commission on March 18, 2010 and included shares held by each of P. Oppenheimer Investment Partnership, L.P., Oppenheimer-Spence Financial Services Partnership L.P., Oppenheimer-Close International, Ltd., Oppvest II, LLC and Oppvest, LLC.

The following table provides information as of February 18, 2011 about the shares of North Penn common stock that may be considered to be beneficially owned by each director, each executive officer named in the summary compensation table contained in North Penn’s most recent annual meeting proxy statement and all directors and executive officers of North Penn as a group.  A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power.  Unless otherwise indicated, each of the named individuals has sole voting power and sole investment power with respect to the number of shares shown.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Number of Shares That May be Acquired Within 60 Days by Exercising Options	Percent of Class(2)
Thomas A. Byrne	16,337	(3)	6,885	1.7%
Thomas J. Dziak	15,969	(4)	8,549	1.8%
Gordon S. Florey	3,263	(5)	294	*
Frederick L. Hickman	82,035	(6)	20,428	7.6%
Herbert C. Kneller	2,942	(7)	299	*
Virginia D. McGregor	5,562	(8)	536	*
Frank H. Mechler	6,977	(9)	439	*
Kevin M. Lamont	98,578	(10)	5,178	7.7%
James W. Reid	3,453	(11)	296	*

Executive Officers and Directors as a group (10 persons)	236,366		44,404	20.3%
__________________________
*	Less than 1%.
(1)	Excludes shares that may be acquired upon the exercise of stock options.
(2)
Based on 1,336,136 shares of North Penn common stock outstanding and entitled to vote as of January 31, 2011, plus, for each person, the number of shares that such person may acquire within 60 days by exercising stock options.

(3)	Includes 2,879 shares owned by Mr. Byrne held in 401(k) Plan, 3,649 shares owned by Mr. Byrne held in ESOP, 2,778 shares owned by spouse’s IRA and 4,214 shares of unvested stock.
(4)	Includes 2,010 shares owned by Mr. Dziak held in 401(k) Plan, 3,451 shares owned by Mr. Dziak held in ESOP, 5,418 shares held by Mr. Dziak in an IRA and 2,508 shares of unvested restricted stock.
(5)	Includes 2,000 shares owned by Mr. Florey held in IRA and 1,109 shares of unvested restricted stock.
(6)
Includes 14,720 shares owned by Mr. Hickman held in 401(k) Plan, 6,399 shares owned by Mr. Hickman held in ESOP, 109 shares owned by Mr. Hickman’s wife, 109 shares held by Mr. Hickman as custodian for his son and 109 shares held by Mr. Hickman as custodian for his daughter and 19,739 shares of unvested restricted stock.

(7)	Includes 1,093 shares of unvested restricted stock.
(8)	Includes 1,224 shares of unvested restricted stock.
(9)	Includes 5,460 shares owned by Mr. Mechler as trustee for Judith Mechler Trust and 1,285 shares of unvested restricted stock.
(10)	Includes 9,478 shares of unvested restricted stock.
(11)	Includes 1,117 shares of unvested restricted stock.

Equity Compensation Plan Information

Norwood.  The following table sets forth information as of December 31, 2010 regarding compensation plans under which equity securities of Norwood are authorized for issuance.

	(a)	(b)	(c)
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans, (excluding securities reflected in column (a))
Equity compensation plans approved by security holders
Stock Option Plan	41,986	$26.35	—
2006 Stock Option Plan	143,675	29.42	104,300

Equity compensation plans not approved by security holders
1999 Directors Stock Compensation Plan	3,978	19.25	—
TOTAL	189,639	$28.52	104,300

The 1999 Directors Stock Compensation Plan provides for annual grants of options to non-employee directors as of the close of business on the day of the first regularly scheduled board meeting in December of each year. The amounts of such awards are determined by the board or a committee thereof. The exercise price for each option is equal to the fair market value of the stock as of the date of grant. Options generally have terms of ten years and one day from the date of grant and vest over periods ranging from six months to one year from the date of grant. Except in the event of death or disability, optionees may not sell shares acquired on exercise of options within six months of the date of grant. Options are not transferable except in the event of the death of the optionee.

North Penn.  The following table sets forth information as of December 31, 2010 regarding compensation plans under which equity securities of North Penn are authorized for issuance.

	(a)	(b)	(c)
	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans, (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	157,246	$9.28	0

Equity compensation plans not approved by security holders	—	—	—
TOTAL	157,246	$9.28	0

ADJOURNMENT OF THE SPECIAL MEETING

In the event that there are not sufficient votes to constitute a quorum or approve the adoption of the merger agreement at the time of the special meeting, the merger agreement may not be adopted unless the special meeting is adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by North Penn at the time of the special meeting to be voted for an adjournment, if necessary, North Penn has submitted the proposal on adjournment to its shareholders as a separate matter for their consideration. The board of directors of North Penn unanimously recommends that stockholders vote “FOR” the adjournment proposal.  If it is necessary to adjourn the special meeting, no notice of the adjourned special meeting is required to be given to shareholders (unless the adjournment is for more than 30 days or if a new record date is fixed), other than an announcement at the special meeting of the hour, date and place to which the special meeting is adjourned.

EXPERTS

The report dated March 9, 2010, with respect to the consolidated statement of condition of Norwood and subsidiary as of December 31, 2009, and the related consolidated statement of income, comprehensive income, changes in stockholders’ equity, and cash flows for the year ended December 31, 2009 included herein, has been included in reliance upon the report of S.R. Snodgrass, A.C., an independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.  The report dated March 10, 2009, with respect to the consolidated statement of condition of Norwood as of December 31, 2008 and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years in the two-year period ended December 31, 2008 included herein have been included in reliance on the report of ParenteBeard LLC, an  independent registered public accounting firm and upon the authority of said firm as experts in accounting and auditing.

On August 11, 2009, Norwood dismissed Beard Miller Company LLP (the predecessor of ParenteBeard LLC) (“BMC”) as Norwood’s independent public accountants, and engaged S.R. Snodgrass, A.C. to serve as Norwood’s independent public accountants. The appointment of Snodgrass and the dismissal of BMC were approved by the Audit Committee of Norwood’s board of directors. BMC performed audits of Norwood’s consolidated financial statements for the years ended December 31, 2008 and 2007. BMC’s reports did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the two years ended December 31, 2008 and from December 31, 2008 through August 11, 2009, there were no disagreements or reportable events between Norwood and BMC on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of BMC, would have caused them to make a reference to the subject matter of the disagreements or reportable events in connection with their reports.

The financial statements of North Penn and its subsidiaries included in this proxy statement/prospectus for the year ended December 31, 2009 have been so included in reliance on the report of J. H. Williams Co., LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.  The financial statements of North Penn and its subsidiaries included in this proxy statement/prospectus for the year ended December 31, 2008 have been so included in reliance on the report of McGrail Merkel Quinn & Associates, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

On August 13, 2009, McGrail Merkel Quinn & Associates resigned as North Penn’s independent registered public accounting firm. McGrail Merkel Quinn & Associates’ report on North Penn’s consolidated financial statements for the two fiscal years ended December 31, 2008 and 2007 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2008 and 2007, as well as the interim period preceding the resignation of McGrail Merkel Quinn & Associates, there were no disagreements or reportable events of the kind described in Item 304(a)(1)(v) of Regulation S-K of the Securities and Exchange Commission between North Penn and McGrail Merkel Quinn & Associates on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of McGrail Merkel Quinn & Associates, would have caused McGrail Merkel Quinn & Associates to make a reference to the subject matter of the disagreement or reportable event in connection with the issuance of its audit reports.

LEGAL OPINIONS

Malizia Spidi & Fisch, PC and Kilpatrick Townsend & Stockton LLP will deliver prior to the effective time of the merger their opinions to Norwood and North Penn, respectively, as to certain United States federal income tax consequences of the merger.  See “The Merger and the Merger Agreement — Tax Consequences of the Merger” on page 55.  In addition, Malizia Spidi & Fisch, PC has given its opinion with respect to the validity of the shares of Norwood common stock to be issued in the merger.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the Norwood board of directors does not know of any matters that will be presented for consideration at its special meeting other than as described in this document.  However, if any other matter shall properly come before the special meeting or any adjournment or postponement thereof and shall be voted upon, the proposed proxies will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes set forth in the notices of special meetings.

NORTH PENN ANNUAL MEETING SHAREHOLDER PROPOSALS

If the merger is completed, North Penn will no longer have a separate corporate existence or any shareholders.  However, if the merger is not completed or if North Penn is otherwise required to do so under applicable law, North Penn will hold a 2011 annual meeting of shareholders.  Any shareholder nominations or proposals for other business intended to be presented at North Penn’s next annual meeting must be submitted to North Penn as set forth below.

Under North Penn’s bylaws, certain procedures are provided that a shareholder must follow to nominate persons for election as directors or to introduce an item of business at an annual meeting of shareholders. These procedures provide that nominations for director nominees and/or an item of business to be introduced at an annual meeting of shareholders must be submitted in writing to the Corporate Secretary of North Penn at 216 Adams Avenue, Scranton, Pennsylvania  18503 no later than 60 days prior to the anniversary date of the 2010 annual meeting.

INDEX TO
FINANCIAL STATEMENTS

NORWOOD FINANCIAL CORP.

CONSOLIDATED BALANCE SHEETS  (UNAUDITED)

	September 30,	December 31,
	2010	2009
	(In Thousands, Except Share Data)
ASSETS
Cash and due from banks	$9,057	$6,498
Interest bearing deposits with banks	7,696	7,857
Federal funds sold	3,000	3,000
Cash and cash equivalents	19,753	17,355

Securities available for sale	139,308	130,577
Securities held to maturity, fair value 2010 $177, 2009 $722	169	708
Loans receivable (net of unearned income)	358,354	363,474
Less: Allowance for loan losses	5,513	5,453
Net loans receivable	352,841	358,021
Investment in Federal Home Loan Bank stock, at cost	3,538	3,538
Bank premises and equipment, net	5,012	5,189
Bank owned life insurance	8,161	7,889
Accrued interest receivable	2,342	2,200
Foreclosed real estate owned	748	392
Other assets	2,685	3,827
Total Assets	$534,557	$529,696
LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities
Deposits:
Non-interest bearing demand	$66,331	$59,820
Interest-bearing	332,321	331,653
Total deposits	398,652	391,473
Short-term borrowings	24,530	25,803
Other borrowings	38,000	43,000
Accrued interest payable	1,652	2,057
Other liabilities	3,280	2,892
Total Liabilities	466,114	465,225

Stockholders’ Equity
Common stock, $.10 par value per share, authorized 10,000,000; shares issued 2,840,872	284	284
Surplus	9,815	9,764
Retained earnings	57,642	54,455
Treasury stock, at cost: 2010: 79,977 shares, 2009: 68,436	(2,437)	(2,122)
Accumulated other comprehensive income	3,139	2,090
Total Stockholders’ Equity	68,443	64,471
Total Liabilities and Stockholders’ Equity	$534,557	$529,696

See accompanying notes to the unaudited consolidated financial statements.

NORWOOD FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

	Nine Months Ended
	September 30,
	2010	2009
	(In Thousands, Except Per Share Data)
INTEREST INCOME
Loans receivable, including fees	$15,894	$16,095
Securities	3,477	4,010
Other	43	8
Total Interest Income	19,414	20,113

INTEREST EXPENSE
Deposits	3,332	4,354
Short-term borrowings	87	229
Other borrowings	1,247	1,248
Total Interest Expense	4,666	5,831
Net Interest Income	14,748	14,282
PROVISION FOR LOAN LOSSES	730	585
Net Interest Income After Provision for Loan Losses	14,018	13,697

OTHER INCOME
Service charges and fees	1,680	1,854
Income from fiduciary activities	300	263
Net realized gains on sales of securities	380	423
Gain on sale of loans and servicing rights	208	296
Gain on sale of deposits	-	150
Other	485	481
Total Other Income	3,053	3,467

OTHER EXPENSES
Salaries and employee benefits	4,844	4,820
Occupancy, furniture & equipment, net	1,190	1,231
Data processing related operations	607	593
Taxes, other than income	374	414
Professional fees	358	302
Federal Deposit Insurance Corporation insurance assessment	357	617
Foreclosed real estate owned	32	148
Other	1,686	1,644
Total Other Expenses	9,448	9,769

Income before Income Taxes	7,623	7,395
INCOME TAX EXPENSE	2,118	2,134
Net Income	$5,505	$5,261

EARNINGS PER SHARE
BASIC	$1.99	$1.92
DILUTED	$1.99	$1.90

See accompanying notes to the unaudited consolidated financial statements.

NORWOOD FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED)
Nine months ended September 30, 2010

	Common Stock			Retained	Treasury Stock		Accumulated Other Comprehensive
	Shares	Amount	Surplus	Earnings	Shares	Amount	Income	Total
	(Dollars in Thousands, Except Per Share Data)
BALANCE DECEMBER 31, 2009	2,840,872	$284	$9,764	$54,455	68,436	$(2,122)	$2,090	$64,471
Comprehensive Income:
Net Income				5,505				5,505
Change in unrealized gains on securities available for sale, net of reclassification adjustments and tax effects							1,049	1,049
Total comprehensive income								6,554

Cash dividends declared $.84 per share				(2,318)				(2,318)
Acquisition of treasury stock					18,571	(529)		(529)
Stock options exercised			(103)		(7,030)	214		111
Tax benefit on stock options exercised			32					32
Compensation expense related to stock options			122					122

BALANCE, SEPTEMBER 30, 2010	2,840,872	$284	$9,815	$57,642	$79,977	$(2,437)	$3,139	$68,443

See accompanying notes to the unaudited consolidated financial statements.

NORWOOD FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine Months Ended September 30,
	2010	2009
	(In Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$5,505	$5,261
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	730	585
Depreciation	347	422
Amortization of intangible assets	39	39
Deferred income taxes	(36)	779
Net amortization of securities premiums and discounts	273	102
Net realized gain on sales of securities	(380)	(423)
Gain on sale of deposits	-	(150)
Increase in investment in life insurance	(270)	(261)
Loss (gain) on sale of bank premises and equipment and foreclosed real estate	(3)	118
Gain on sale of mortgage loans and servicing rights	(208)	(296)
Mortgage loans originated for sale	(10,537)	(21,565)
Proceeds from sale of mortgage loans originated for sale	10,745	21,861
Compensation expense related to stock options	122	98
Decrease (increase) in accrued interest receivable and other assets	569	(653)
Increase (decrease) in accrued interest payable and other liabilities	(14)	862
Net cash provided by operating activities	6,882	6,779

CASH FLOWS FROM INVESTING ACTIVITIES
Securities available for sale:
Proceeds from sales	23,778	13,586
Proceeds from maturities and principal reductions on mortgage-backed securities	51,704	34,456
Purchases	(82,518)	(41,854)
Securities held to maturity, proceeds from maturities	540	-
Net (increase) decrease in loans	3,886	(10,446)
Purchase of bank premises and equipment	(175)	(193)
Proceeds from sale of bank premises and equipment and foreclosed real estate	100	121
Net cash used in investing activities	(2,685)	(4,330)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits	7,179	26,984
Deposits sold	-	(3,606)
Net decrease in short-term borrowings	(1,274)	(18,573)
Repayment of long-term debt	(5,000)	-
Stock options exercised	111	457
Tax benefit of stock options exercised	32	146
Purchase of treasury stock	(529)	(68)
Cash dividends paid	(2,318)	(2,220)
Net cash provided by (used in) financing activities	(1,799)	3,120
Increase in cash and cash equivalents	2,398	5,569

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	17,355	6,480
CASH AND CASH EQUIVALENTS, END OF PERIOD	$19,753	$12,049
See accompanying notes to the unaudited consolidated financial statements.

NORWOOD FINANCIAL CORP.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - BASIS OF PRESENTATION

The unaudited consolidated financial statements include the accounts of Norwood Financial Corp. (Company) and its wholly-owned subsidiary, Wayne Bank (Bank) and the Bank’s wholly-owned subsidiaries, WCB Realty Corp., Norwood Investment Corp. and WTRO Properties.   All significant intercompany transactions have been eliminated in consolidation.

The accompanying unaudited consolidated  financial statements have been prepared in conformity with generally accepted accounting principles for interim financial statements and with instructions to Form 10-Q. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period.  Actual results could differ from those estimates.  The financial statements reflect, in the opinion of management, all normal, recurring adjustments necessary to present fairly the financial position and results of operations of the Company.  The operating results for the nine month period ended September 30, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010 or any other future interim period.

These statements should be read in conjunction with the consolidated financial statements and related notes which are incorporated by reference in the Company’s Annual Report on Form 10-K for the year-ended December 31, 2009.

NOTE 2 - EARNINGS PER SHARE

Basic earnings per share represents income available to common stockholders divided by the weighted average number of common shares outstanding during the period.  Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance.  Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method.

The following table sets forth the weighted average shares outstanding used in the computations of basic and diluted earnings per share:

	Nine Months Ended
	September 30,
	2010	2009
	(In Thousands)
Basic EPS weighted average shares outstanding	2,762	2,745
Dilutive effect of stock options	5	18
Diluted EPS weighted average shares outstanding	2,767	2,763

Stock options which had no intrinsic value, because their effect would be anti-dilutive and therefore would not be included in the diluted EPS calculation were 113,150 and 103,000 as of September 30, 2010 and 2009, respectively based upon the closing price of Norwood stock on September 30, 2010 of $28.00 per share.

NORWOOD FINANCIAL CORP.

NOTE 3 - STOCK-BASED COMPENSATION

The Company’s shareholders approved the Norwood Financial Corp 2006 Stock Option Plan at the annual meeting on April 25, 2006 and the Company awarded 47,700 options in 2006, 22,000 options in 2007, 24,000 options in 2008, 27,000 options in 2009 and 1,000 options in 2010, all of which have a twelve month vesting period. As of September 30, 2010, there was $41,000 of total unrecognized compensation cost related to non-vested options granted in 2009 and 2010 under the plan, which will be fully amortized by December 31, 2010.

A summary of stock options from all plans, adjusted for stock dividends declared, is shown below.

	Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value ($000)

Outstanding at January 1, 2010	170,915	$28.07	6.8 Yrs.	$286
Granted	1,000	26.88	9.7 Yrs.	1
Exercised	(7,030)	15.94	1.3 Yrs.	80
Outstanding at September 30, 2010	164,885	$28.57	6.2 Yrs.	$169

Exercisable at September 30, 2010	140,885	$28.37	4.8 Yrs.	$168

Intrinsic value represents the amount by which the market price of the stock on the measurement date exceeded the exercise price of the option.  The stock price was $28.00 as of September 30, 2010 and $28.59 as of December 31, 2009.  The intrinsic value of options exercised during the nine months ended September 30, 2010 was $80,000, cash received from such exercises was $111,000 and the tax benefit recognized was $32,000.

NOTE 4 - CASH FLOW INFORMATION

For the purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits with banks all of which mature within 90 days and federal funds sold.

Cash payments for interest for the nine months ended September 30, 2010 and 2009 were $5,071,000 and $5,713,000, respectively.  Cash payments for income taxes for the periods ending September 30, 2010 and 2009 were $1,990,000 and $1,838,000, respectively.  Non-cash investing activity for 2010 and 2009 included repossession of other assets and foreclosed mortgage loans transferred to real estate owned of $564,000 and $213,000, respectively.

NOTE 5 - COMPREHENSIVE INCOME

Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains and losses be included in net income.  Although certain changes in assets and liabilities such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.  The components of other comprehensive income and related tax effects are as follows:

NORWOOD FINANCIAL CORP.

NOTE 5 - COMPREHENSIVE INCOME (CONTINUED)

	Nine Months Ended
	September 30,
	2010	2009
	(In Thousands)
Unrealized holding gains on available for sale securities	$1,970	$2,522
Reclassification adjustment for gains realized in income	(380)	(423)
Net unrealized gains	1,590	2,099
Income tax expense	541	718
Other comprehensive income	$1,049	$1,381

NOTE 6 - OFF-BALANCE SHEET FINANCIAL INSTRUMENTS AND GUARANTEES

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments include commitments to extend credit and letters of credit.  Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments.  The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

A summary of the Bank’s financial instrument commitments is as follows:

	September 30,
	2010	2009
	(In Thousands)

Commitments to grant loans	$19,867	$11,686
Unfunded commitments under lines of credit	30,992	35,117
Standby letters of credit	3,195	2,060
	$54,054	$48,863

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  Since some of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements.  The Bank evaluates each customer’s credit worthiness on a case-by-case basis.  The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the customer and generally consists of real estate.

The Bank does not issue any guarantees that would require liability recognition or disclosure, other than its standby letters of credit.  Standby letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party.  Generally, all letters of credit, when issued, have expiration dates within one year.  The credit risk involved in issuing letters of credit is essentially the same as those that are involved in extending loan facilities to customers.  The Bank, generally, holds collateral and/or personal guarantees supporting these commitments.  Management believes that the proceeds obtained through a liquidation of collateral and the enforcement of guarantees would be sufficient to cover the potential amount of future payments required under the corresponding guarantees.  The current amount of the liability as of September 30, 2010 for guarantees under standby letters of credit issued is not material.

NORWOOD FINANCIAL CORP.

NOTE 7 - SECURITIES

The amortized cost and fair value of securities were as follows:

	September 30, 2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)
Available for Sale:
U.S. Government agencies	$30,196	$526	$-	$30,722
States and political subdivisions	46,802	1,944	-	48,746
Corporate obligations	4,025	281	-	4,306
Mortgage-backed securities	53,200	1,663	(74)	54,789
	134,223	4,414	(74)	138,563
Equity securities	324	425	(4)	745
	$134,547	$4,839	$(78)	$139,308
Held to Maturity:
States and political subdivisions	$169	$8	$-	$177

	December 31, 2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)
Available for Sale:
U.S. Government agencies	$39,607	$295	$(130)	$39,772
States and political subdivisions	30,872	780	(17)	31,635
Corporate obligations	5,043	200	(3)	5,240
Mortgage-backed securities	51,554	1,618	(18)	53,154
	127,076	2,893	(168)	129,801
Equity securities	330	451	(5)	776
	$127,406	$3,344	$(173)	$130,577
Held to Maturity:
States and political subdivisions	$708	$14	$-	$722

NORWOOD FINANCIAL CORP.

NOTE 7 – SECURITIES (CONTINUED)

The following tables show the Company’s investments’ gross unrealized losses and fair value aggregated by length of time that individual securities have been in a continuous unrealized loss position:

	September 30, 2010
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)
U.S. Government agencies	$-	$-	$-	$-	$-	$-
States and political subdivisions	-	-	-	-	-	-
Mortgage-backed securities	11,751	(74)	-	-	11,751	(74)
Equity securities	50	(2)	5	(2)	55	(4)
	$11,801	$(76)	$5	$(2)	$11,806	$(78)
The Company has five securities in an unrealized loss position in the less than twelve months category and no securities in the twelve months or more category.  In Management’s opinion the unrealized losses less than twelve months on mortgage-backed securities principally reflect changes in interest rates subsequent to the acquisition of specific securities.  The Company holds a small amount of equity securities in other financial institutions.  The value of these equity securities has been impacted by the overall weakness in the financial sector, one of which has been in a loss position for greater than one year and two which has been in a loss position for less than twelve months.  During the fourth quarter of 2009, the Company recorded an other-than-temporary impairment charge on two equity holdings totaling $31,000.  Management believes that all other unrealized losses represent temporary impairment of the securities as the Company does not have the intent to sell these securities and it is more likely than not that it will not have to sell the securities before recovery of their cost basis.

	December 31, 2009
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)
U.S. Government agencies	$15,366	$(130)	$-	$-	$15,366	$(130)
States and political subdivisions	1,413	(17)	-	-	1,413	(17)
Corporate obligations	997	(3)	-	-	997	(3)
Mortgage-backed securities	3,655	(18)	-	-	3,655	(18)
Equity securities	49	(3)	5	(2)	54	(5)
	$21,480	$(171)	$5	$(2)	$21,485	$(173)

NORWOOD FINANCIAL CORP.

NOTE 7 – SECURITIES (CONTINUED)

The amortized cost and fair value of debt securities as of September 30, 2010 by contractual maturity are shown below.  Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties.

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)
Due in one year or less	$1,006	$1,020	$-	$-
Due after one year through five years	33,279	34,159	169	177
Due after five years through ten years	19,225	19,992	-	-
Due after ten years	27,513	28,603	-	-
	81,023	83,774	169	177
Mortgage-backed securities	53,200	54,789	-	-
	$134,223	$138,563	$169	$177

Gross realized gains and gross realized losses on sales of securities available for sale were as follows:

	Nine Months Ended
	September 30,
	2010	2009
	(In Thousands)
Gross realized gains	$380	$526
Gross realized losses	-	(103)
Net realized gain	$380	$423
Proceeds from sales of securities	$23,778	$13,586

NOTE 8 - FAIR VALUE MEASUREMENTS

Generally accepted accounting principles in the United States of America established a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are as follows:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2:	Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

An asset’s or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

NORWOOD FINANCIAL CORP.

NOTE 8 - FAIR VALUE MEASUREMENTS (CONTINUED)

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at September 30, 2010 and December 31, 2009 are as follows:

	Fair Value Measurement Reporting Date Using
Description	Total	(Level 1) Quoted Prices in Active Markets For Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
	(In Thousands)
September 30, 2010
Available for Sale:
US Government agencies	$30,722	$-	$30,722	$-
States and political subdivisions	48,746	-	48,746	-
Corporate securities	4,306	-	4,306	-
Mortgage-backed securities	54,789	-	54,789	-
Equity securities	745	745	-	-
Total available for sale	139,308	745	138,563	-
Mortgage servicing rights	247	-	-	247
Total	$139,555	$745	$138,563	$247

December 31, 2009
Available for Sale:
US Government agencies	$39,772	$-	$39,772	$-
States and political subdivisions	31,635	-	31,635	-
Corporate securities	5,240	-	5,240	-
Mortgage-backed securities	53,154	-	53,154	-
Equity securities	776	776	-	-
Total available for sale	130,577	776	129,801	-
Mortgage servicing rights	179	-	-	179
Total	$130,756	$776	$129,801	$179

For financial assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used at September 30, 2010 and December 31, 2009 are as follows:

	Fair Value Measurement Reporting Date Using
Description	Total	(Level 1) Quoted Price in Active Markets For Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
	(In Thousands)
September 30, 2010
Impaired Loans	$13,343	$-	$13,343	$-
Foreclosed Real Estate Owned	748	-	748	-
	$14,091	$-	$14,091	$-
December 31, 2009
Impaired Loans	$7,991	$-	$7,991	$-
Foreclosed Real Estate Owned	392	-	392	-
	$8,383	$-	$8,383	$-

NORWOOD FINANCIAL CORP.

NOTE 8 - FAIR VALUE MEASUREMENTS (CONTINUED)

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company’s assets and liabilities.  Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company’s disclosures and those of other companies may not be meaningful.  The following methods and assumptions were used to estimate the fair values of the Company’s financial instruments at September 30, 2010 and December 31, 2009.

Cash and cash equivalents (carried at cost):
The carrying amounts reported in the consolidated balance sheet for cash and short-term instruments approximate those assets’ fair values.

Securities:
The fair value of securities available for sale (carried at fair value) are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices.  For certain securities which are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence (Level 2).  Internal cash flow models using a present value formula that includes assumptions market participants would use along with indicative exit pricing obtained from broker/dealers (where available) are used to support fair values of certain (Level 3) investments, if applicable.

Loans receivable (Carried at cost):
The fair values of loans are estimated using discounted cash flow analyses, using market rates at the balance sheet date that reflect the credit and interest rate-risk inherent in the loans.  Projected future cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal.  Generally, for variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.

The Company measured impairment generally based on the fair value of the loan’s collateral.  Fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds.  These assets are included as either Level 2 or Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements.

As of September 30, 2010, the fair value investment in impaired loans totaled $13,343,000 which includes four loans for $8.8 million for which a valuation allowance has been provided based on current collateral values and four loans for $4.5 million which do not require a valuation allowance since the current collateral value exceeds the loan value.  As of September 30, 2010, the Company has recognized charge-offs against the allowance for loan losses on impaired loans in the amount of $690,000 over the life of the loans.

As of December 31, 2009, the fair value investment in impaired loans was $7,991,000 which included two loans for $1.0 million for which a valuation allowance had been provided based on the estimated value of the collateral and five loans for $7.0 million which did not require a valuation allowance since the estimated realizable value of the collateral exceeded the recorded investment in the loan.  As of December 31, 2009, the Company had recognized a cumulative charge-off against the allowance for loans losses in the amount of $634,000 on impaired loans.

NORWOOD FINANCIAL CORP.

NOTE 8 - FAIR VALUE MEASUREMENTS (CONTINUED)

	September 30, 2010
	Carrying Value	Valuation Allowance	Cumulative Charge-offs Recognized
	(In Thousands)
Impaired loans requiring a valuation allowance	$8,827	$1,268	$480
Impaired loans not requiring a valuation allowance	4,516	-	210

Total	$13,343	$1,268	$690

	December 31, 2009
	Carrying Value	Valuation Allowance	Cumulative Charge-offs Recognized
	(In Thousands)
Impaired loans requiring a valuation allowance	$1,029	$36	$480
Impaired loans not requiring a valuation allowance	6,962	-	154

Total	$7,991	$36	$634

Foreclosed real estate owned
Real estate properties acquired through, or in lieu of loan foreclosure are to be sold and are carried at fair value less cost to sell.  Fair value is based upon independent market prices, appraised value of the collateral or management’s estimation of the value of the collateral.  These assets are included in Level 2 fair value based upon the lowest level of input that is significant to the fair value measurement.

Restricted investment in Federal Home Loan Bank stock (carried at cost):
Restricted stock which represents required investment in the common stock of correspondent banks is carried at cost and as of September 30, 2010 and December 31, 2009, consists of the common stock of the Federal Home Loan Bank of Pittsburgh.  In December 2008, the FHLB of Pittsburgh notified member banks that it was suspending dividend payments and the repurchase of excess capital stock.

Management evaluates the restricted stock for impairment.  Management’s determination of whether these investments are impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value.  The determination of whether a decline affects the ultimate recoverability of their cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB.  Management believes no impairment charge is necessary related to FHLB stock as of September 30, 2010.

NORWOOD FINANCIAL CORP.

NOTE 8 - FAIR VALUE MEASUREMENTS (CONTINUED)

Accrued interest receivable and payable (carried at cost):
The carrying amount of accrued interest receivable and accrued interest payable approximates its fair value.

Deposit liabilities (carried at cost):
The fair values disclosed for demand deposits (e.g., interest and noninterest checking, passbook savings and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts).  Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings (carried at cost):
The carrying amounts of short-term borrowings approximate their fair values.

Other borrowings (carried at cost):
Fair values of FHLB advances are estimated using discounted cash flow analysis, based on quoted prices for new FHLB advances with similar credit risk characteristics, terms and remaining maturity.  These prices obtained from this active market represent a market value that is deemed to represent the transfer price if the liability were assumed by a third party.

Off-balance sheet financial instruments (disclosed at cost):
Fair values for the Company’s off-balance sheet financial instruments (lending commitments and letters of credit) are based on fees currently charged in the market to enter into similar agreements, taking into account, the remaining terms of the agreements and the counterparties’ credit standing.

The estimated fair values of the Bank’s financial instruments were as follows at September 30, 2010 and December 31, 2009.

	September 30, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	(In Thousands)
Financial assets:
Cash and due from banks, interest-bearing deposits with banks and federal funds sold	$19,753	$19,753	$17,355	$17,355
Securities	139,477	139,485	131,285	131,299
Loans receivable, net	352,841	366,940	358,021	368,180
Investment in FHLB stock	3,538	3,538	3,538	3,538
Accrued interest receivable	2,342	2,342	2,200	2,200

Financial liabilities:
Deposits	398,652	400,109	391,473	392,445
Short-term borrowings	24,530	24,530	25,803	25,803
Other borrowings	38,000	40,998	43,000	45,591
Accrued interest payable	1,652	1,652	2,057	2,057

Off-balance sheet financial instruments: Commitments to extend credit and outstanding letters of credit	-	-	-	-

NORWOOD FINANCIAL CORP.

NOTE 9 - NEW AND RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In December 2009, the FASB issued ASU 2009-16, Accounting for Transfer of Financial Assets.  ASU 2009-16 provides guidance to improve the relevance, representational faithfulness, and comparability of the information that an entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets.  ASU 2009-16 is effective for annual periods beginning after November 15, 2009 and for interim periods within those fiscal years.  The adoption of this guidance did not have a material impact on the Company’s financial position or results of operation.

In January 2010, the FASB issued ASU 2010-01, Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash – a consensus of the FASB Emerging Issues Task Force. ASU 2010-01 clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in EPS prospectively and is not a stock dividend.  ASU 2010-01 is effective for interim and annual periods ending on or after December 15, 2009 and should be applied on a retrospective basis.  The adoption of this guidance did not have a material impact on the Company’s financial position or results of operation.

In January 2010, the FASB issued ASU 2010-05, Compensation – Stock Compensation (Topic 718): Escrowed Share Arrangements and the Presumption of Compensation.  ASU 2010-05 updates existing guidance to address the SEC staff’s views on overcoming the presumption that for certain shareholders escrowed share arrangements represent compensation.  ASU 2010-05 is effective January 15, 2010.  The adoption of this guidance did not have a material impact on the Company’s financial position or results of operation.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.  ASU 2010-06 amends Subtopic 820-10 to clarify existing disclosures, require new disclosures, and includes conforming amendments to guidance on employers’ disclosures about postretirement benefit plan assets. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years.  The Company has presented the necessary disclosures in Note 8 herein.

In February 2010, the FASB issued ASU 2010-08, Technical Corrections to Various Topics. ASU 2010-08 clarifies guidance on embedded derivatives and hedging. ASU 2010-08 is effective for interim and annual periods beginning after December 15, 2009. The adoption of this guidance did not have a material impact on the Company’s financial position or results of operation.

In March 2010, the FASB issued ASU 2010-11, Derivatives and Hedging.  ASU 2010-11 provides clarification and related additional examples to improve financial reporting by resolving potential ambiguity about the breadth of the embedded credit derivative scope exception in ASC 815-15-15-8.  ASU 2010-11 is effective at the beginning of the first fiscal quarter beginning after June 15, 2010. The adoption of this guidance did not have a significant impact on the Company’s financial statements.

In April 2010, the FASB issued ASU 2010-18, Receivables (Topic 310):  Effect of a Loan Modification When the Loan is a Part of a Pool That is Accounted for as a Single Asset – a consensus of the FASB Emerging Issues Task Force .  ASU 2010-18 clarifies the treatment for a modified loan that was acquired as part of a pool of assets.  Refinancing or restructuring the loan does not make it eligible for removal from the pool, the FASB said.  The amendment will be effective for loans that are part of an asset pool and are modified during financial reporting periods that end July 15, 2010 or later and did not have a significant impact on the Company’s financial statements.

NORWOOD FINANCIAL CORP.

NOTE 9 - NEW AND RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS (CONTINUED)

In July 2010, FASB issued ASU No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.   ASU 2010-20 is intended to provide additional information to assist financial statement users in assessing an entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010.  The amendments in ASU 2010-20 encourage, but do not require, comparative disclosures for earlier reporting periods that ended before initial adoption. However, an entity should provide comparative disclosures for those reporting periods ending after initial adoption.  The Company is currently evaluating the impact the   adoption of this guidance will have on the Company’s financial position or results of operations.

In August, 2010, the FASB issued ASU 2010-21, Accounting for Technical Amendments to Various SEC Rules and Schedules.  This ASU amends various SEC paragraphs pursuant to the issuance of Release No. 33-9026:  Technical Amendments to Rules, Forms, Schedules, and Codification of Financial Reporting Policies and is not expected to have a significant impact on the Company’s financial statements.

In August, 2010, the FASB issued ASU 2010-22, Technical Corrections to SEC Paragraphs – An announcement made by the staff of the U.S. Securities and Exchange Commission.  This ASU amends various SEC paragraphs based on external comments received and the issuance of SAB 112, which amends or rescinds portions of certain SAB topics and is not expected to have a significant impact

NOTE 10 - BRANCH CLOSURE

On December 26, 2008, the Company filed notifications with the Pennsylvania Department of Banking and the FDIC, requesting authorization to discontinue branch operations at its Hamlin Office, as the lease for the location expired in 2009, with no renewal options available. The Company entered into an agreement with NBT Bank to assume the deposits of the Hamlin location and the office was closed.   The gain on the transaction was $150,000 with expense related to the closing, including final lease payments, of $46,000, included in other expense in the consolidated income statement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Norwood Financial Corp.
Honesdale, Pennsylvania

We have audited the accompanying consolidated balance sheet of Norwood Financial Corp. and its subsidiary as of December 31, 2009, and the related consolidated statements of income, stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of Norwood Financial Corp. and its subsidiary’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Norwood Financial Corp. and its subsidiary for the years ended December 31, 2008 and 2007,were audited by other auditors whose report, dated March 10, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Norwood Financial Corp. and its subsidiary as of December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

2100 Corporate Drive
Suite 400
Wexford, PA
March 9, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Norwood Financial Corp.
Honesdale, Pennsylvania

We have audited the accompanying consolidated balance sheet of Norwood Financial Corp. and its subsidiary as of December 31, 2008, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2008. Norwood Financial Corp. and its subsidiary’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Norwood Financial Corp. and its subsidiary as of December 31, 2008, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Parente Beard LLC
Lancaster, Pennsylvania
March 10, 2009

NORWOOD FINANCIAL CORP.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2009	2008
	(In Thousands, Except Share Data)
ASSETS
Cash and due from banks	$6,498	$6,463
Interest bearing deposits with banks	7,857	17
Federal funds sold	3,000	—

Cash and cash equivalents	17,355	6,480

Securities available for sale	130,577	130,120
Securities held to maturity, fair value 2009:$722, 2008: $720	708	707
Loans receivable (net of allowance for loan losses 2009 $5,453; 2008 $4,233)	358,021	345,171
Investment in Federal Home Loan Bank stock, at cost	3,538	3,538
Bank premises and equipment, net	5,189	5,490
Bank owned life insurance	7,889	8,068
Accrued interest receivables	2,200	2,179
Foreclosed real estate owned	392	660
Other assets	3,827	1,883

Total Assets	$529,696	$504,296

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Deposits:
Non-interest bearing demand	$59,820	$56,839
Interest bearing demand	34,410	35,322
Money market deposit accounts	60,035	60,623
Savings	44,423	44,577
Time	192,785	162,274

Total Deposits	391,473	359,635

Short-term borrowings	25,803	38,126
Other borrowings	43,000	43,000
Accrued interest payable	2,057	2,247
Other liabilities	2,892	2,598

Total Liabilities	465,225	445,606

STOCKHOLDERS’ EQUITY
Common stock, $.10 par value, authorized 10,000,000 shares, issued: 2,840,287	284	284
Surplus	9,764	9,972
Retained earnings	54,455	50,398
Treasury stock, at cost: 2009: 68,436 shares, 2008: 104,310 shares	(2,122)	(3,243)
Accumulated other comprehensive income	2,090	1,279

Total Stockholders’ Equity	64,471	58,690

Total Liabilities and Stockholders’ Equity	$529,696	$504,296

See notes to consolidated financial statements

NORWOOD FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
	2009	2008	2007
	(In Thousands, Except per Share Data)

INTEREST INCOME
Loans receivable, including fees	$21,523	$21,983	$23,720
Securities
Taxable	4,131	5,207	4,571
Tax exempt	1,162	876	743
Other	19	29	221
Total interest income	26,835	28,095	29,255

INTEREST EXPENSE
Deposits	5,765	7,773	9,967
Short-term borrowings	292	693	932
Other borrowings	1,669	1,228	1,084
Total Interest Expense	7,726	9,694	11,983

Net Interest Income	19,109	18,401	17,272
PROVISION FOR LOAN LOSSES	1,685	735	315
Net Interest Income After Provision for Loan Losses	17,424	17,666	16,957

OTHER INCOME
Service charges and fees	2,476	2,600	2,509
Income from fiduciary activities	354	404	423
Net realized gains (losses) on sales of securities	463	(18)	17
Gain on sale of loans and servicing rights	481	499	23
Earnings on life insurance policies	1,196	344	333
Gain on sale of deposits	150	—	—
Other	272	258	219
Total Other Income	5,392	4,087	3,524

OTHER EXPENSES
Salaries and employee benefits	6,829	6,046	5,825
Occupancy	1,133	1,118	1,087
Furniture and equipment	458	507	553
Data processing related operations	788	753	690
Federal Deposit Insurance Corporation insurance assessment	710	90	43
Advertising	186	213	235
Professional fees	411	331	349
Postage and telephone	487	521	491
Taxes, other than income	484	504	414
Foreclosed real estate owned	436	582	—
Amortization of intangible assets	52	52	52
Other	1,497	1,523	1,602
Total Other Expenses	13,471	12,240	11,341

Income before Income Taxes	9,345	9,513	9,140
INCOME TAX EXPENSE	2,282	2,836	2,629
Net income	$7,063	$6,677	$6,511
EARNINGS PER SHARE
BASIC	$2.57	$2.44	$2.34
DILUTED	$2.55	$2.41	$2.30

See notes to consolidated financial statements

NORWOOD FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Years Ended December 31, 2009, 2008 and 2007
							Accumulated
							Other
	Common Stock			Retained	Treasury Stock		Comprehensive
	Shares	Amount	Surplus	Earnings	Shares	Amount	Income (Loss)	Total
	(Dollars in Thousands, Except per Share Data)
BALANCE-DECEMBER 31, 2006	2,840,872	$284	$10,149	$43,125	43,721	$(1,283)	$(44)	$52,231
Comprehensive Income:
Net Income	-	-	-	6,511	-	-	-	6,511
Change in unrealized gains on
securities available for sale,
net of reclassification
adjustment and tax effects	-	-	-	-	-	-	1,098	1,098

Total Comprehensive income	-	-	-	-	-	-	-	7,609

Cash dividends declared $0.94 per
share	-	-	-	(2,606)	-	-	-	(2,606)
Acquisition of treasury stock	-	-	-	-	72,875	(2,313)	-	(2,313)
Stock options exercised	-	-	(404)	-	(24,720)	745	-	341
Tax benefit on stock options exercised	-	-	162	-	-	-	-	162
Sale of treasury stock for ESOP	-	-	1	-	(4,620)	143	-	144
Compensation expense related to
stock options	-	-	251	-	-	-	-	251

BALANCE - DECEMBER 31, 2007	2,840,872	284	10,159	47,030	87,256	(2,708)	1,054	55,819
Comprehensive Income:
Net Income	-	-	-	6,677	-	-	-	6,677
Change in unrealized gains on
securities available for sale,
net of reclassification
adjustment and tax effects	-	-	-	-	-	-	225	225

Total Comprehensive Income	-	-	-	-	-	-	-	6,902

Cash dividends declared $1.02 per
share	-	-	-	(2,789)	-	-	-	(2,789)
Acquisition of treasury stock	-	-	-	-	50,632	(1,583)	-	(1,583)
Stock options exercised	-	-	(455)	-	(27,979)	875	-	420
Tax benefit on stock options exercised	-	-	134	-				134
Sale of treasury stock for ESOP	-	-	(20)	-	(5,599)	173	-	153
Compensation expense related to
stock options	-	-	154	-	-	-	-	154
Cumulative effect of net periodic
postretirement benefit	-	-	-	(520)	-	-	-	(520)

BALANCE - DECEMBER 31, 2008	2,840,872	284	9,972	50,398	104,310	(3,243)	1,279	58,690
Comprehensive Income:
Net Income	-	-	-	7,063	-	-	-	7,063
Change in unrealized gains on
securities available for sale,
net of reclassification
adjustment and tax effects	-	-	-	-	-	-	811	811

Total Comprehensive Income	-	-	-	-	-	-	-	7,874

Cash dividends declared $1.09 per
share	-	-	-	(3,006)	-	-	-	(3,006)
Acquisition of treasury stock	-	-	-	-	2,519	(68)	-	(68)
Stock options exercised	-	-	(492)	-	(32,528)	1,009	-	517

Tax benefit on stock options
exercised	-	-	164	-	-	-	-	164
Sale of treasury stock for ESOP	-	-	(14)	-	(5,865)	180	-	166
Compensation expense related to
stock options	-	-	134	-	-	-	-	134
BALANCE-DECEMBER 31, 2009	2,840,872	$284	$9,764	$54,455	68,436	$(2,122)	$2,090	$64,471
See notes to consolidated financial statements.

NORWOOD FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
	Years Ended December 31,
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES	(In Thousands)
Net income	$7,063	$6,677	$6,511
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,685	735	315
Depreciation	546	577	566
Amortization of intangible assets	52	52	52
Deferred income taxes	(749)	36	(151)
Net amortization of securities premiums and discounts	156	44	113
Net realized (gains) losses on sales of securities	(463)	18	(17)
Gain on sale of deposits	(150)	—	—
Gain on life insurance policy	(816)	—	—
Net increase in investment in life insurance	(351)	(301)	(288)
(Gain) loss on sale of bank premises and equipment and foreclosed real estate	360	540	(1)
Gain on sale of mortgage loans and servicing rights	(481)	(499)	(23)
Mortgage loans originated for sale	(21,743)	(866)	(794)
Proceeds from sale of mortgage loans originated for sale	22,224	881	817
Compensation expense related to stock options	134	154	251
Increase in accrued interest receivable and other assets	(1,528)	(68)	(414)
Increase (decrease) in accrued interest payable and other liabilities	65	(829)	(3,228)
Net Cash Provided by Operating Activities	6,004	7,151	3,709

CASH FLOWS FROM INVESTING ACTIVITIES
Securities available for sale:
Proceeds from sales	15,449	67	74
Proceeds from maturities and principal reductions on mortgage-backed securities	44,047	39,319	52,408
Purchases	(58,409)	(45,254)	(62,005)
Securities held to maturity, proceeds from maturities	—	—	250
Increase in investment in FHLB stock	—	(1,466)	(385)
Net increase in loans	(14,912)	(33,523)	(15,839)
Proceeds from sale of mortgage loans	—	13,988	—
Proceeds from life insurance policy	1,346	—	—
Purchase of bank premises and equipment	(248)	(325)	(288)
Proceeds from sales of premises and equipment and foreclosed real estate	121	—	1
Net Cash Used in Investing Activities	(12,606)	(27,194)	(25,784)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in deposits	35,594	(10,365)	11,897
Deposits sold	(3,606)	—	—
Net increase (decrease) in short-term borrowings	(12,323)	11,440	3,950
Proceeds from other borrowings	—	25,000	15,000
Repayments of other borrowings	—	(5,000)	(5,000)
Stock options exercised	517	420	341
Tax benefit of stock options exercised	164	134	162
ESOP purchase of shares from treasury stock	166	153	144
Purchase of treasury stock	(68)	(1,583)	(2,313)
Cash dividends paid	(2,967)	(2,740)	(2,559)

Net Cash Provided by Financing Activities	17,477	17,459	21,622
Net Increase (Decrease) in Cash and Cash Equivalents	10,875	(2,584)	(453)

CASH AND CASH EQUIVALENTS – BEGINNING	6,480	9,064	9,517
CASH AND CASH EQUIVALENTS – ENDING	$17,355	$6,480	$9,064
See notes to consolidated financial statements.

NORWOOD FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS

Norwood Financial Corp. (Company) is a one bank holding company. Wayne Bank (Bank) is a wholly-owned subsidiary of the Company. The Bank is a state-chartered bank located in Honesdale, Pennsylvania. The Company derives substantially all of its income from the bank related services which include interest earnings on commercial mortgages, residential real estate mortgages, commercial and consumer loans, as well as interest earnings on investment securities and fees from deposit services to its customers. The Company is subject to regulation and supervision by the Federal Reserve Board while the Bank is subject to regulation and supervision by the Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank, and the Bank’s wholly-owned subsidiaries, WCB Realty Corp., Norwood Investment Corp. and WTRO Properties. All intercompany accounts and transactions have been eliminated in consolidation.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the potential impairment of restricted stock, the valuation of deferred tax assets and the determination of other-than-temporary impairment on securities.

Significant Group Concentrations of Credit Risk
Most of the Company’s activities are with customers located within northeastern Pennsylvania. Note 3 discusses the types of securities that the Company invests in. Note 4 discusses the types of lending that the Company engages in. The Company does not have any significant concentrations to any one industry or customer.

Concentrations of Credit Risk
The Bank operates primarily in Wayne, Pike and Monroe Counties, Pennsylvania and, accordingly, has extended credit primarily to commercial entities and individuals in this area whose ability to honor their contracts is influenced by the region’s economy. These customers are also the primary depositors of the Bank. The Bank is limited in extending credit by legal lending limits to any single borrower or group of borrowers.

Securities
Securities classified as available for sale are those securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movement in interest rates, changes in maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are carried at fair value. Unrealized gains and losses are reported in other comprehensive income, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of the specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using a method which approximates the interest method over the term of the security.

NORWOOD FINANCIAL CORP.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Bonds, notes and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the term of the security.

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent of the Company to not sell the securities and it is more likely than not that it will not have to sell the securities before recovery of their cost basis.

Federal law requires a member institution of the Federal Home Loan Bank (FHLB) system to hold stock of its district FHLB according to a predetermined formula. This restricted stock is carried at cost.

Restricted stock which represents required investment in the common stock of correspondent banks is carried at cost as of December 31, 2009 and 2008, consists of the common stock of FHLB of Pittsburgh. In December 2008, the FHLB of Pittsburgh notified member banks that it was suspending dividend payments and the repurchase of excess capital stock.

Management evaluates the restricted stock for impairment. Management’s determination of whether these investments are impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of their cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB. Management believes no impairment charge is necessary related to FHLB stock as of December 31, 2009.

Loans Receivable
Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees. Interest income is accrued on the unpaid principal balance. Loan origination fees are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Company is generally amortizing these amounts over the contractual life of the loan.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years

NORWOOD FINANCIAL CORP.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management’s judgment as to the collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses
The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management’s periodic evaluation of the adequacy of the allowance is based on the Company’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential real estate loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

NORWOOD FINANCIAL CORP.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is calculated principally on the straight-line method over the respective assets estimated useful lives as follows:

Years
Buildings and improvements	10 - 40
Furniture and equipment	3 - 10

Transfers of Financial Assets
Transfers of financial assets, including loan and loan participation sales, are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Foreclosed Real Estate
Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less cost to sell at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of its carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other expenses.

Bank Owned Life Insurance
The Company invests in bank owned life insurance (“BOLI”) as a source of funding for employee benefit expenses. BOLI involves the purchasing of life insurance by the Bank on a chosen group of employees. The Company is the owner and beneficiary of the policies. This life insurance investment is carried at the cash surrender value of the underlying policies. Income from the increase in cash surrender value of the policies is included in other income on the income statement.

Intangible Assets
At December 31, 2009 and 2008, the Company had intangible assets of $65,000 and $117,000 arising from the purchase of deposits in 1996, which is net of accumulated amortization of $715,000 and $663,000 which are included in other assets. These intangible assets will continue to be amortized on a straight-line basis over fifteen years. Amortization expense related to intangible assets was $52,000 for each of the years ended December 31, 2009, 2008 and 2007. The amortization expense will be $52,000 for the year ended December 31, 2010 and $13,000 for the year ended December 31, 2011.

Income Taxes
Deferred income tax assets and liabilities are determined based on the differences between financial statement carrying amounts and the tax basis of existing assets and liabilities. These differences are measured at the enacted tax rates that will be in effect when these differences reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company and its subsidiary file a consolidated federal income tax return.

NORWOOD FINANCIAL CORP.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Generally accepted accounting principles in the United States require an entity to analyze each tax position taken in its tax returns and determine the likelihood that the position will be realized. Only tax positions that are “more-likely-than-not” to be realized can be recognized in an entity’s financial statements. For tax positions that do not meet this recognition threshold, an entity will record an unrecognized tax benefit for the difference between the position taken on the tax return and the amount recognized in the financial statements. The Company does not have any unrecognized tax benefits at December 31 2009 or 2008 or during the years then ended. No unrecognized tax benefits are expected to arise within the next twelve months.

Advertising Costs
The Company follows the policy of charging the costs of advertising to expense as incurred.

Earnings per Share
Basic earnings per share represents income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method.

Stock Option Plans
Generally accepted accounting principles in the United States require the value of share-based payment transactions to be recognized as compensation costs in the financial statements over the period that an employee provides service in exchange for the award. The fair value of the share-based payments is estimated using the Black-Scholes option-pricing model. The Company used the modified-prospective transition method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards and record compensation cost prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method.

Fair Value Measurements
Generally accepted accounting principles in the United States of America established a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date foridentical, unrestricted assets or liabilities.

Level 2:	Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and are unobservable (i.e. supported with little or no market activity).

An asset’s or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

NORWOOD FINANCIAL CORP.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash Flow Information
For the purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits with banks and federal funds sold.

Cash payments for interest for the period December 31, 2009, 2008 and 2007 were $7,916,000, $10,645,000 and $11,679,000, respectively. Cash payments for income taxes in 2009 were $2,441,000 compared to $3,138,000 in 2008 and $2,845,000 in 2007. Non-cash investing activity for 2009, 2008, and 2007 included foreclosed mortgage loans transferred to real estate owned and repossession of other assets of $296,000, $1,328,000 and $48,000, respectively.

Off-Balance Sheet Financial Instruments
In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, letters of credit and commitments to sell loans. Such financial instruments are recorded in the balance sheets when they become receivable or payable.

Trust Assets
Assets held by the Company in a fiduciary capacity for customers are not included in the financial statements since such items are not assets of the Company. Trust income is reported on the accrual method.

Comprehensive Income
Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	Years Ended December 31,
	2009	2008	2007
	(In Thousands)

Unrealized holding gains on available for sale securities	$1,701	$311	$1,665
Reclassification adjustment for gains (losses) realized in income	463	(18)	17

Net Unrealized Gains	1,238	329	1,648
Income tax expense	427	104	550

Net of Tax Amount	$811	$225	$1,098
Segment Reporting
The Company acts as an independent community financial service provider and offers traditional banking and related financial services to individual, business and government customers. Through its branch and automated teller machine network, the Company offers a full array of commercial and retail financial services, including the taking of time, savings and demand deposits; the making of commercial, consumer and mortgage loans; and the providing of safe deposit services. The Company also performs personal, corporate, pension and fiduciary services through its Trust Department.

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial, retail, mortgage banking and trust operations of the Company. As such, discrete information is not available and segment reporting would not be meaningful.

NORWOOD FINANCIAL CORP.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Standards
In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-01, Topic 105 - Generally Accepted Accounting Principles - FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles. The Codification is the single source of authoritative nongovernmental U.S. generally accepted accounting principles (GAAP).  The Codification does not change current GAAP, but is intended to simplify user access to all authoritative GAAP by providing all the authoritative literature related to a particular topic in one place. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants. The Company adopted this standard for the interim reporting period ending September 30, 2009.

In June 2008, the FASB issued accounting guidance related to determining whether instruments granted in share-based payment transactions are participating securities, which is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. This guidance clarified that instruments granted in share-based payment transactions can be participating securities prior to the requisite service having been rendered. A basic principle of this guidance is that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and are to be included in the computation of EPS pursuant to the two-class method. All prior-period EPS data presented (including interim financial statements, summaries of earnings, and selected financial data) are required to be adjusted retrospectively to conform with this guidance. This accounting guidance was subsequently codified into ASC Topic 260, Earnings Per Share. The adoption of this new guidance did not have a material impact on the Company.

In April 2009, the FASB issued new guidance impacting ASC Topic 820, Fair Value Measurements and Disclosures. This ASC provides additional guidance in determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The adoption of this new guidance did not have a material effect on the Company’s results of operations or financial position.

In September 2006, the FASB issued an accounting standard related to fair value measurements, which was effective for the Company on January 1, 2008. This standard defined fair value, established a framework for measuring fair value, and expanded disclosure requirements about fair value measurements. On January 1, 2008, the provisions of this accounting standard became effective for the Company’s financial assets and financial liabilities and on January 1, 2009 for nonfinancial assets and nonfinancial liabilities. This accounting standard was subsequently codified into ASC Topic 820, Fair Value Measurements and Disclosures. See Note 16 for the necessary disclosures.

In August 2009, the FASB issued ASU No. 2009-05, Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value. This ASU provides amendments for fair value measurements of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more techniques. ASU 2009-05 also clarifies that when estimating a fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. ASU 2009-05 is effective for the first reporting period (including interim periods) beginning after issuance or fourth quarter 2009. The Company has presented the necessary disclosures in Note 16 herein.

NORWOOD FINANCIAL CORP.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In April 2009, the FASB issued new guidance impacting ASC 825-10-50, Financial Instruments, which relates to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet of companies at fair value. This guidance amended existing GAAP to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This guidance is effective for interim and annual periods ending after June 15, 2009.  The Company has presented the necessary disclosures in Note 16 herein.

In April 2009, the FASB issued new guidance impacting ASC 320-10, Investments — Debt and Equity Securities, which provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities. This guidance is effective for interim and annual periods ending after June 15, 2009. The Company has presented the necessary disclosures in Note 4 herein.

In June 2009, the FASB issued an accounting standard related to the accounting for transfers of financial assets, which is effective for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. This standard enhances reporting about transfers of financial assets, including securitizations, and where companies have continuing exposure to the risks related to transferred financial assets. This standard eliminates the concept of a “qualifying special-purpose entity” and changes the requirements for derecognizing financial assets. This standard also requires additional disclosures about all continuing involvements with transferred financial assets including information about gains and losses resulting from transfers during the period. This accounting standard was subsequently codified into ASC Topic 860, Transfers and Servicing. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In December 2007, the FASB issued an accounting standard related to noncontrolling interests in consolidated financial statements, which is effective for fiscal years beginning on or after December 15, 2008. This standard establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest.  This accounting standard was subsequently codified into ASC 810-10, Consolidation. The adoption of this standard did not have a material effect on the Company’s financial statements.

On April 1, 2009, the FASB issued new authoritative accounting guidance under ASC Topic 805, Business Combinations, which became effective for periods beginning after December 15, 2008. ASC Topic 805 applies to all transactions and other events in which one entity obtains control over one or more other businesses. ASC Topic 805 requires an acquirer, upon initially obtaining control of another entity, to recognize the assets, liabilities and any non-controlling interest in the acquiree at fair value as of the acquisition date. Contingent consideration is required to be recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of that consideration may be determinable beyond a reasonable doubt. This fair value approach replaces the cost-allocation process required under previous accounting guidance whereby the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their estimated fair value. ASC Topic 805 requires acquirers to expense acquisition-related costs as incurred rather than allocating such costs to the assets acquired and liabilities assumed, as was previously the case under prior accounting guidance. Assets acquired and liabilities assumed in a business combination that arise from contingencies are to be recognized at fair value if fair value can be reasonably estimated. If fair value of such an asset or liability cannot be reasonably estimated, the asset or liability would generally be recognized in accordance with ASC Topic 450, Contingencies. Under ASC Topic 805, the requirements of ASC Topic 420, Exit or Disposal Cost Obligations, would have to be met in order to accrue for a restructuring plan in purchase accounting. Pre-acquisition contingencies are to be recognized at fair value, unless it is a non-contractual contingency that is not likely to materialize, in which case, nothing should be recognized in purchase accounting and, instead, that contingency would be subject to the probable and estimable recognition criteria of ASC Topic 450, Contingencies. The adoption of this new guidance did not have a material impact on the Company’s financial position or results of operations.

NORWOOD FINANCIAL CORP.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In June 2009, the FASB issued new authoritative accounting guidance under ASC Topic 810, Consolidation, which amends prior guidance to change how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The new authoritative accounting guidance requires additional disclosures about the reporting entity’s involvement with variable-interest entities and any significant changes in risk exposure due to that involvement as well as its affect on the entity’s financial statements. The new authoritative accounting guidance under ASC Topic 810 will be effective January 1, 2010 and is not expected to have a significant impact on the Company’s financial statements.

On December 30, 2008, the FASB issued new authoritative accounting guidance under ASC Topic 715, Compensation—Retirement Benefits, which provides guidance related to an employer’s disclosures about plan assets of defined benefit pension or other post-retirement benefit plans. Under ASC Topic 715, disclosures should provide users of financial statements with an understanding of how investment allocation decisions are made, the factors that are pertinent to an understanding of investment policies and strategies, the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets. This guidance is effective fiscal year ending after December 15, 2009. The adoption of this new guidance did not have a material impact on the Company’s financial statements.

NOTE 3 – CHANGE IN ACCOUNTING PRINCIPLE

Generally accepted accounting principles in the United States require the recognition of a liability related to the postretirement benefits covered by an endorsement split-dollar life insurance arrangement. The employer (who is also the policyholder) has a liability for the benefit it is providing to its employee. As such, if the policyholder has agreed to maintain the insurance policy in force for the employee’s benefit during his or her retirement, then the liability recognized during the employee’s active service period should be based on the future cost of insurance to be incurred during the employee’s retirement. Alternatively, if the policyholder has agreed to provide the employee with a death benefit, then the liability for the future death benefit should be recognized. For transition, an entity can choose to apply the guidance using either the following approaches: (a) a change in accounting principle through retrospective application to all periods presented or (b) a change in accounting principle through a cumulative-effect adjustment to the balance in retained earnings at the beginning of the year of adoption. The Company has chosen approach (b) and recorded a cumulative effect adjustment as of January 1, 2008 to the balance of retained earnings of $520,000.  Net Periodic Postretirement Benefit expense included in salaries and employee benefits was $166,000 and $90,000 for the years ended December 31, 2009 and 2008, respectively.

NORWOOD FINANCIAL CORP.

NOTE 4 – SECURITIES

	December 31, 2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)
AVAILABLE FOR SALE:
U.S. Government agencies	$39,607	$295	$(130)	$39,772
States and political subdivisions	30,872	780	(17)	31,635
Corporate obligations	5,043	200	(3)	5,240
Mortgage-backed securities	51,554	1,618	(18)	53,154
	127,076	2,893	(168)	129,801
Equity securities	330	451	(5)	776
	127,406	3,344	(173)	130,577
HELD TO MATURITY:
States and political subdivisions	$708	$14	$—	$722

	December 31, 2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)
AVAILABLE FOR SALE:
U.S. Government agencies	$34,989	$836	$(12)	$35,813
States and political subdivisions	25,436	110	(337)	25,209
Corporate obligations	6,065	—	(440)	5,625
Mortgage-backed securities	61,198	1,340	(220)	62,318
	127,688	2,286	(1,009)	128,965
Equity securities	500	754	(99)	1,155
	$128,188	$3,040	$(1,108)	$130,120
HELD TO MATURITY:
States and political subdivisions	$707	$13	$—	$720

NORWOOD FINANCIAL CORP.

NOTE 4 - SECURITIES  (CONTINUED)

The following tables show the Company’s investments’ gross unrealized losses and fair value aggregated by length of time that individual securities have been in a continuous unrealized loss position:

	December 31, 2009
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)
U.S. Government agencies	$15,366	$(130)	$—	$—	$15,366	$(130)
States and political subdivisions	1,413	(17)	—	—	1,413	(17)
Corporate obligations	997	(3)	—	—	997	(3)
Mortgage-backed securities	3,655	(18)	—	—	3,655	(18)
Equity securities	49	(3)	5	(2)	54	(5)
	$21,480	$(171)	$5	$(2)	$21,485	$(173)

	December 31, 2008
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)
U.S. Government agencies	$988	$(12)	$—	$—	$988	$(12)
States and political subdivisions	13,653	(337)	—	—	13,653	(337)
Corporate obligations	3,886	(180)	1,739	(260)	5,625	(440)
Mortgage-backed securities	13,610	(220)	—	—	13,610	(220)
Equity Securities	20	(3)	69	(96)	89	(99)
	$32,157	$(752)	$1,808	$(356)	$33,965	$(1,108)

The Company has 24 securities in the less than twelve month category and one security in the twelve months or more category as of December 31, 2009 compared to 67 securities in the less than twelve month category and 5 securities greater than twelve months as of December 31, 2008. In management’s opinion, the unrealized losses in the U.S. Government agencies and the mortgage-backed securities reflect changes in interest rates subsequent to the acquisition of specific securities. The unrealized losses in the State and Political Subdivisions and Corporate Obligations also reflect a widening of spreads due to liquidity and credit concerns in the financial markets. The Company holds a small amount of equity securities in other financial institutions, the value of which has been impacted by weakened conditions of the financial market. As a result, the Company recorded an other-than-temporary-impairment charge on two equity holdings totaling $31,000. Management believes that all other unrealized losses represent temporary impairment of the securities, as it is the intent of the Company to not sell the securities and it is more likely than not that it will not have to sell the securities before recovery of their cost basis

The amortized cost and fair value of securities as of December 31, 2009 by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties.

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)
Due in one year or less	$1,285	$1,284	$—	$—
Due after one year through five years	35,618	36,087	168	179
Due after five years through ten years	25,628	25,960	540	543
Due after ten years	12,991	13,316	—	—
	75,522	76,647	708	722
Mortgage-backed securities	51,554	53,154	—	—
	$127,076	$129,801	$708	$722

NORWOOD FINANCIAL CORP.

NOTE 4 - SECURITIES  (CONTINUED)

Gross realized gains and gross realized losses on sales of securities available for sale were $597,000 and $134,000, respectively, in 2009, $44,000 and $62,000, respectively, in 2008, $40,000 and $23,000, respectively, in 2007. The proceeds from the sales of securites totaled $15,449,000, $67,000 and $74,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Securities with a carrying value of $65,438,000 and $51,444,000 at December 31, 2009 and 2008, respectively, were pledged to secure public deposits, U.S. Treasury demand notes, securities sold under agreements to repurchase and for other purposes as required or permitted by law.

NOTE 5 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES

The components of loans receivable at December 31 were as follows:

	2009	2008
	(In Thousands)
Real estate:
Residential	$130,318	$133,417
Commercial	180,266	159,476
Construction	14,405	14,856
Commercial, financial and agricultural	24,116	25,886
Consumer loans to individuals	14,850	16,087
	363,955	349,722
Unearned income and deferred fees	(481)	(318)
Allowance for loan losses	(5,453)	(4,233)
	$358,021	$345,171

The following table presents changes in the allowance for loan losses:

	Years Ended December 31,
	2009	2008	2007
	(In Thousands)

Balance, beginning	$4,233	$4,081	$3,828
Provision for loan losses	1,685	735	315
Recoveries	49	60	59
Loans charged off	(514)	(643)	(121)

Balance, ending	$5,453	$4,233	$4,081

The recorded investment in impaired loans, not requiring an allowance for loan losses was $6,962,000 (net of charge-offs against the allowance for loan losses of $154,000) and $2,976,000 (net of charge-offs against the allowance for loan losses of $380,000) at December 31, 2009 and 2008, respectively. The recorded investment in impaired loans requiring an allowance for loan losses was $1,065,000 (net of a charge-off against the allowance for loan losses of $480,000) and $-0- at December 31, 2009 and 2008, respectively. The specific reserve related to impaired loans was $36,000 for 2009 and -0- for 2008. For the years ended December 31, 2009, 2008 and 2007, the average recorded investment in these impaired loans was $3,585,221, $3,331,000 and $3,127,000, and the interest income recognized on these impaired loans was $139,000, $143,000 and $290,000, respectively.

Loans on which the accrual of interest has been discontinued amounted to $4,916,000 and $2,087,000 at December 31, 2009 and 2008, respectively. Loan balances past due 90 days or more and still accruing interest, but which management expects will eventually be paid in full, amounted to $99,000 and -0- at December 31, 2009 and 2008, respectively. Interest income that would have been recorded on loans accounted for on a non-accrual basis under the original terms of the loans was $188,000, $31,000 and $6,000 for 2009, 2008 and 2007, respectively.

NORWOOD FINANCIAL CORP.

NOTE 5 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

The Company’s primary business activity is with customers located in northeastern Pennsylvania. Accordingly, the Company has extended credit primarily to commercial entities and individuals in this area whose ability to honor their contracts is influenced by the region’s economy. The Company does not have any significant concentrations to any one industry or customer.

NOTE 6 - PREMISES AND EQUIPMENT

Components of premises and equipment at December 31 are as follows:

	2009	2008
	(In Thousands)
Land and improvements	$925	$925
Buildings and improvements	7,933	7,948
Furniture and equipment	5,158	5,050
	14,016	13,923
Accumulated depreciation	(8,827)	(8,433)
	$5,189	$5,490

Depreciation expense totaled $546,000, $577,000 and $566,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Certain facilities are leased under various operating leases. Rental expense for these leases was $284,000, $280,000, and $283,000, for the years ended December 31, 2009, 2008 and 2007. Future minimum rental commitments under noncancellable leases as of December 31, 2009 were as follows (in thousands):

2010	$246
2011	257
2012	266
2013	269
2014	258
Thereafter	2,051
$3,347

NOTE 7 - DEPOSITS

Aggregate time deposits in denominations of $100,000 or more were $66,631,000 and $45,095,000 at December 31, 2009 and 2008, respectively.

At December 31, 2009, the scheduled maturities of time deposits are as follows (in thousands):

2010	$139,110
2011	25,725
2012	13,601
2013	11,703
2014	2,646
$192,785

NORWOOD FINANCIAL CORP.

NOTE 8 - BORROWINGS

Short-term borrowings at December 31 consist of the following:

	2009	2008
	(In Thousands)
Securities sold under agreements to repurchase	$25,606	$23,404
Federal funds purchased	—	3,600
Short-term FHLB advances	—	11,000
U.S. Treasury demand notes	197	122
	$25,803	$38,126

The outstanding balances and related information of short-term borrowings are summarized as follows:

	Years Ended December 31,
	2009	2008
	(Dollars in Thousands)
Average balance during the year	$26,402	$32,238
Average interest rate during the year	1.11%	2.14%
Maximum month-end balance during the year	$35,323	$42,061
Weighted average interest rate at the end of the year	.56%	1.11%

Securities sold under agreements to repurchase generally mature within one day to one year from the transaction date. Securities with an amortized cost and fair value of $26,910,000 and $27,240,000 at December 31, 2009 and $26,617,000 and $27,314,000 at December 31, 2008 were pledged as collateral for these agreements. The securities underlying the agreements were under the Company’s control.

The Company has a line of credit commitment available from the FHLB of Pittsburgh for borrowings of up to $20,000,000 which expires in December 2011. There were no borrowings under this line at December 31, 2009 and 2008. The Company has a line of credit commitment available from Atlantic Central Bankers Bank for $7,000,000. There were no borrowings under this line of credit at December 31, 2009 and 2008. The Company has a line of credit commitment available which has no expiration date from PNC Bank for $12,000,000. Borrowings under this line of credit were $-0- at December 31, 2009 and $3,600,000 at December 31, 2008.

The Bank maintains a U. S. Treasury tax and loan note option account for the deposit of withholding taxes, corporate income taxes and certain other payments to the federal government. Deposits are subject to withdrawal and are evidenced by an open-ended interest-bearing note. Borrowings under this note option account were $197,000 and $122,000 at December 31, 2009 and 2008, respectively.

Other borrowings consisted of the following at December 31, 2009 and 2008:

	2009	2008
	(In Thousands)

Notes with the FHLB:
Fixed rate note due September 2010 at 3.53%	$5,000	$5,000
Convertible note due January 2011 at 5.24%	3,000	3,000
Convertible note due August 2011 at 2.69%	10,000	10,000
Fixed rate note due September 2011 at 4.06%	5,000	5,000
Convertible note due October 2012 at 4.37%	5,000	5,000
Convertible note due May 2013 at 3.015%	5,000	5,000
Convertible note due January 2017 at 4.71%	10,000	10,000
	$43,000	$43,000

NORWOOD FINANCIAL CORP.

NOTE 8 - BORROWINGS (CONTINUED)

The convertible notes contain an option which allows the FHLB, at quarterly intervals, to change the note to an adjustable-rate advance at three-month LIBOR plus 11 to 19 basis points. If the notes are converted, the option allows the Bank to put the funds back to the FHLB at no charge.

Contractual maturities of other borrowings at December 31, 2009 are as follows (in thousands):

2010	$5,000
2011	18,000
2012	5,000
2013	5,000
2014	--
Thereafter	10,000
$43,000

The Bank’s maximum borrowing capacity with the FHLB was $197,553,000 of which $43,000,000 was outstanding at December 31, 2009. Advances from the FHLB are secured by qualifying assets of the Bank.

NOTE 9 - EMPLOYEE BENEFIT PLANS

The Company has a defined contributory profit-sharing plan which includes provisions of a 401(k) plan. The plan permits employees to make pre-tax contributions up to 15% of the employee’s compensation. The amount of contributions to the plan, including matching contributions, is at the discretion of the Board of Directors. All employees over the age of 21 are eligible to participate in the plan after one year of employment. Employee contributions are vested at all times, and any Company contributions are fully vested after five years. The Company’s contributions are expensed as the cost is incurred, funded currently, and amounted to $373,000, $317,000, and $400,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company has a non-qualified supplemental executive retirement plan for the benefit of certain executive officers. At December 31, 2009 and 2008, other liabilities include $1,419,000 and $1,062,000 accrued under the Plan. Compensation expense includes approximately $360,000, $96,000, $108,000, relating to the supplemental executive retirement plan for 2009, 2008 and 2007, respectively. To fund the benefits under this plan, the Company is the owner of single premium life insurance policies on participants in the non-qualified retirement plan. At December 31, 2009 and 2008, the cash value of these policies was $7,889,000 and $8,068,000, respectively.

The Company has a leveraged employee stock ownership plan (“ESOP”) for the benefit of employees who meet the eligibility requirements which include having completed one year of service with the Company and having attained age twenty-one. The ESOP Trust purchased shares of the Company’s common stock with proceeds from a loan from the Company. The Bank made cash contributions to the ESOP on an annual basis sufficient to enable the ESOP to make the required loan payments. The loan bears interest at the prime rate adjusted annually. Interest is payable annually and principal payable in equal annual installments over ten years. The loan was secured by the shares of the stock purchased and was paid off in 2006.

As the debt was repaid, shares were released from collateral and allocated to qualified employees based on the proportion of debt service paid in the year. The shares pledged as collateral are reported as unallocated ESOP shares in the consolidated balance sheets. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings and dividends on unallocated ESOP shares are recorded as a reduction of debt.

Compensation expense for the ESOP was $-0- for the years ended December 31, 2009, 2008, and 2007, respectively.

NORWOOD FINANCIAL CORP.

NOTE 9 - EMPLOYEE BENEFIT PLANS  (CONTINUED)

The status of the ESOP shares at December 31 are as follows:

	2009	2008
Allocated shares	158,903	157,591
Shares released from allocation	32,006	33,318
Unreleased shares	—	—

Total ESOP shares	190,909	190,909

Fair value of unreleased shares	$—	$—

NOTE 10 - INCOME TAXES

The components of the provision for federal income taxes are as follows:

	Years Ended December 31,
	2009	2008	2007
	(In Thousands)
Current	$3,031	$2,800	$2,780

Deferred	(749)	36	(151)
	$2,282	$2,836	$2,629

Deferred income taxes reflect temporary differences in the recognition of revenue and expenses for tax reporting and financial statement purposes, principally because certain items, such as, the allowance for loan losses and loan fees are recognized in different periods for financial reporting and tax return purposes. A valuation allowance has not been established for deferred tax assets. Realization of the deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. Deferred tax assets are recorded in other assets.

Income tax expense of the Company is less than the amounts computed by applying statutory federal income tax rates to income before income taxes because of the following:

	Percentage of Income before Income Taxes
	Years Ended December 31,
	2009	2008	2007
Tax at statutory rates	34.0%	34.0%	34.0%
Tax exempt interest income, net of interest expense disallowance	(5.0)	(3.9)	(3.4)
Incentive stock options	0.4	0.5	0.8
Earnings on life insurance	(4.1)	(.7)	(1.1)
Other	(0.9)	(.1)	(1.5)

	24.4%	29.8%	28.8%

NORWOOD FINANCIAL CORP.

NOTE 10 – INCOME TAXES (CONTINUED)

The income tax provision includes $157,000 and $6,000 of income taxes relating to realized securities gains for the years ended December 31, 2009 and 2008, respectively, and $6,000 of income tax credit relating to realized securities losses for the year ended December 31, 2008.

The net deferred tax asset included in other assets in the accompanying balance sheets includes the following amounts of deferred tax assets and liabilities:

	2009	2008
	(In Thousands)
Deferred tax assets:
Allowance for loan losses	$1,682	$1,266
Deferred compensation	482	361
Intangible assets	26	47
Other	122	59
Foreclosed real estate valuation allowance	126	—

Total Deferred Tax Assets	2,438	1,733

Deferred tax liabilities:
Premises and equipment	268	328
Deferred loan fees	277	261
Net unrealized gains on securities	1,080	653

Total Deferred Tax Liabilities	1,625	1,242

Net Deferred Tax Asset	$813	$491

No valuation was established at December 31, 2009 and 2008, due to the Company’s ability to carry back taxes paid in prior years and anticipated future taxable income as evidenced by the Company’s earnings potential.

NOTE 11 - TRANSACTIONS WITH EXECUTIVE OFFICERS AND DIRECTORS

Certain directors and executive officers of the Company, their families and their affiliates are customers of the Bank. Any transactions with such parties, including loans and commitments, were in the ordinary course of business at normal terms, including interest rates and collateralization, prevailing at the time and did not represent more than normal risks. At December 31, 2009 and 2008 such loans amounted to $5,314,000 and $5,960,000, respectively. During 2009, new loans to such related parties totaled $1,602,000 and repayments and other reductions aggregated $2,248,000.

NOTE 12 - REGULATORY MATTERS AND STOCKHOLDERS’ EQUITY

The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

NORWOOD FINANCIAL CORP.

NOTE 12 - REGULATORY MATTERS AND STOCKHOLDERS’ EQUITY  (CONTINUED)

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2009 and 2008, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2009, the most recent notification from the regulators has categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios are presented in the table:

	Actual		For Capital Adequacy Purposes			To be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(Dollars in Thousands)

As of December 31, 2009:
Total capital (to risk-weighted assets)	$65,197	17.85%	$	≥29,227	≥8.00%	$	≥36,534	≥10.00%
Tier 1 capital (to risk-weighted assets)	60,469	16.55		≥14,614	≥4.00		≥21,920	≥6.00
Tier 1 capital (to average assets)	60,469	11.53		≥20,974	≥4.00		≥26,217	≥5.00

As of December 31, 2008:
Total capital (to risk-weighted assets)	$60,577	17.24%	$	≥28,110	≥8.00%	$	≥35,137	≥10.00%
Tier 1 capital (to risk-weighted assets)	56,051	15.95		≥14,057	≥4.00		≥21,085	≥6.00
Tier 1 capital (to average assets)	56,051	11.20		≥20,018	≥4.00		≥25,023	≥5.00

The Company’s ratios do not differ significantly from the Bank’s ratios presented above.

The Bank is required to maintain average cash reserve balances in vault cash or with the Federal Reserve Bank. The amount of these restricted cash reserve balances at December 31, 2009 and 2008 was approximately $229,000 and $284,000, respectively.

Under Pennsylvania banking law, the Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2009, $53,808,000 of retained earnings were available for dividends without prior regulatory approval, subject to the regulatory capital requirements discussed above. Under Federal Reserve regulations, the Bank is limited as to the amount it may lend affiliates, including the Company, unless such loans are collateralized by specific obligations.

NOTE 13 - STOCK OPTION PLANS

The Company’s shareholders approved the Norwood Financial Corp 2006 Stock Option Plan at the Annual Meeting on April 26, 2006. An aggregate of 250,000 shares of authorized but unissued Common Stock of the Company were reserved for future issuance under the Plan. This includes up to 40,000 shares for awards to outside directors. Under this plan, the Company granted 24,000 options, which included 4,000  options granted to outside directors in 2009, 24,000 options in 2008 which included 4,000 options granted to outside directors and 22,000 options in 2007, which included 4,000 options granted to outside directors.

NORWOOD FINANCIAL CORP.

NOTE 13 - STOCK OPTION PLANS  (CONTINUED)

Total unrecognized compensation cost related to nonvested options under the Plan was $158,000 as of December 31, 2009, $130,000 as of December 31, 2008 and $154,000 as of December 31, 2007. Salaries and employee benefits expense includes $134,000, $154,000 and $251,000 of compensation costs related to options for the years ended December 31, 2009, 2008 and 2007, respectively. Net income was reduced by $127,000, $144,000 and $236,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

A summary of the Company’s stock option activity and related information for the years ended December 31 follows:

	2009			2008			2007
	Options	Weighted Average Exercise Price	Average Intrinsic Value	Options	Weighted Average Exercise Price	Average Intrinsic Value	Options	Weighted Average Exercise Price	Average Intrinsic Price
Outstanding,
beginning of year	176,443	$25.78		180,422	$24.04		183,645	$21.81
Granted	27,000	28.60		24,000	27.50		22,000	31.25
Exercised	(32,528)	15.83		(27,979)	14.98		(24,723)	13.76
Forfeited	—	—		—	—		(500)	31.50

Outstanding,
end of year	170,915	$28.07	$286,464	176,443	$25.95	$273,487	180,422	$24.04	$1,301,000

Exercisable,
end of year	146,915	$27.98	$259,461

Exercise prices for options outstanding as of December 31, 2009 ranged from $10.36 to $31.50 per share. The weighted average remaining contractual life is 6.8 years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing with the following weighted average assumptions:

	Years Ended December 31,
	2009	2008	2007
Dividend yield	2.89%	2.79%	2.75%
Expected life	7 years	7 years	7 years
Expected volatility	27.39%	25.08%	24.17%
Risk-free interest rate	3.11%	2.01%	3.53%
Weighted average fair value of options granted	$6.77	$5.43	$6.99

The expected volatility is based on historical volatility. The risk-free interest rates for periods within the contractual life of the awards are based on the U.S. Treasury yield curve in effect at the time of the grant. The expected life is based on historical exercise experience. The dividend yield assumption is based on the Company’s history and expectation of dividend payouts.

Proceeds from stock option exercises totaled $517,000 in 2009. Shares issued in connection with stock options exercises are issued from available treasury shares. If no treasury shares are available, new shares are issued from available authorized shares. During 2009, all the shares issued in connection with stock option exercises, 32,528 shares in total, were issued from available treasury shares.

NORWOOD FINANCIAL CORP.

NOTE 13 - STOCK OPTION PLANS  (CONTINUED)

As of December 31, 2009, outstanding stock options consist of the following:

	Options Outstanding	Average Exercise Price	Remaining Life, Years	Options Exercisable	Average Exercise Price
	2,762	$10.36	1.0	2,762	$10.36
	3,932	16.98	2.0	3,932	16.98
	7,873	19.05	3.0	7,873	19.05
	19,198	23.95	4.0	19,198	23.95
	20,475	30.00	5.0	20,475	30.00
	24,675	30.38	6.3	24,675	30.38
	22,000	31.50	7.0	22,000	31.50
	22,000	31.25	8.0	22,000	31.25
	24,000	27.50	9.0	24,000	27.50
	1,000	28.90	9.3	—	—
	23,000	28.59	10.0	—	—
Total	170,915	$28.07	6.8	146,915	$27.98

NOTE 14 - EARNINGS PER SHARE

The following table sets forth the computations of basic and diluted earnings per share:

	Years Ended December 31,
	2009	2008	2007
	(In Thousands, Except Per Share Data)

Numerator, net income	$7,063	$6,677	$6,511

Denominator:
Denominator for basic earnings per share, weighted
average shares	2,750	2,740	2,777
Effect of dilutive securities, employee stock options	16	29	49

Denominator for diluted earnings per share, adjusted weighted average
shares and assumed conversions	2,766	2,769	2,826

Basic earnings per common share	$2.57	$2.44	$2.34

Diluted earnings per common share	$2.55	$2.41	$2.30

Stock options which had no intrinsic value because their effect would be anti-dilutive and therefore would not be included in the diluted EPS calculation were 109,821, 89,150 and 44,025 for the years ended December 31, 2009, 2008 and 2007, respectively.

NOTE 15 - OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

NORWOOD FINANCIAL CORP.

NOTE 15 - OFF-BALANCE SHEET FINANCIAL INSTRUMENTS (CONTINUED)

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

A summary of the Bank’s financial instrument commitments is as follows:

	December 31,
	2009	2008
	(In Thousands)
Commitments to grant loans	$17,713	$19,254

Unfunded commitments under lines of credit	36,809	36,980
Standby letters of credit	3,679	1,897
	$58,201	$58,131

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the customer and generally consists of real estate.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The majority of these standby letters of credit expire within the next twelve months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. The Bank requires collateral supporting these letters of credit when deemed necessary. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees.

NOTE 16 – DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year ends and have not been re-evaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

Generally accepted accounting principles in the United States of America established a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

NORWOOD FINANCIAL CORP.

NOTE 16 – DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

Level 2:	Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and are unobservable (i.e. supported with little or no market activity).

An asset’s or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2009 and 2008 are as follows:

	Fair Value Measurement Reporting Date using
Description	Total	(Level 1) Quoted Prices in Active Markets For Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Underlying Inputs
December 31, 2009
Available for Sale:
US Government agencies	$39,772	$—	$39,772	$—
States and political subdivisions	31,635	—	31,635	—
Corporate securities	5,240	—	5,240	—
Mortgage-backed securities	53,154	—	53,154	—
Equity securities	776	776	—	—
Total available for sale	130,577	776	129,801	—
Mortgage servicing rights	179	—	—	179
Total	$130,756	$776	$129,801	$179

December 31, 2008
Available for Sale:
US Government agencies	$35,813	$—	$35,813	$—
States and political subdivisions	25,209	—	25,209	—
Corporate securities	5,625	—	5,625	—
Mortgage-backed securities	62,318	—	62,318
Equity securities	1,155	1,155	—	—
Total	$130,120	$1,155	$128,965	$—

NORWOOD FINANCIAL CORP.

NOTE 16 – DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

For financial assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2009 and 2008 are as follows:

	Fair Value Measurement Reporting Date using
Description	Total	(Level 1) Quoted Prices in Active Markets For Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Underlying Inputs
December 31, 2009
Impaired Loans	$7,991	$—	$7,991	$—
Other real estate owned	392	—	392	—
	$8,383	$—	$8,383	$—
December 31, 2008
Impaired Loans	$2,976	$—	$—	$2,976

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company’s assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company’s disclosures and those of other companies may not be meaningful.

The following methods and assumptions were used to estimate the fair values of the Company’s financial instruments at December 31, 2009 and 2008.

Cash and cash equivalents (carried at cost):
The carrying amounts reported in the consolidated balance sheet for cash and short-term instruments approximate those assets’ fair values.

Securities:
The fair value of securities available for sale (carried at fair value) and held to maturity (carried at amortized cost) are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices. For certain securities which are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence (Level 3). In the absence of such evidence, management’s best estimate is used. Management’s best estimate consists of both internal and external support on certain Level 3 investments. Internal cash flow models using a present value formula that includes assumptions market participants would use along with indicative exit pricing obtained from broker/dealers (where available) are used to support fair values of certain Level 3 investments, if applicable.

Loans receivable (carried at cost):
The fair values of loans are estimated using discounted cash flow analyses, using market rates at the balance sheet date that reflect the credit and interest rate-risk inherent in the loans. Projected future cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal. Generally, for variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.

NORWOOD FINANCIAL CORP.

NOTE 16 – DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

Impaired loans (generally carried at fair value):
The Bank has measures impairment generally based on the fair value of the loan’s collateral. Fair value is generally determined based upon independent third-party appraisals of the property or discounted cash flows based upon the expected proceeds. These assets are included as either Level 2 or Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements. The fair value investment in impaired loans requiring an allowance for loan losses was $1,029,000, which is net of a valuation allowance of $36,000 and after a charge-off against the allowance for loan losses of $480,000 and $6,292,000, net of a charge-off against the allowance for loan losses of $154,000 not requiring an allowance for loan losses as of December 31, 2009. The fair value investment in impaired loans not requiring an allowance for loan losses was $2,976,000, net of a charge-off against the allowance for loan losses of $380,000 at December 31, 2008.

Other real estate owned:
Real estate properties acquired through, or in lieu of loan foreclosure are to be sold and are carried at fair value less estimated cost to sell. Fair value is based upon independent market prices, appraised value of the collateral or management’s estimation of the value of the collateral. These assets are included in Level 2 fair value based upon the lowest level of input that is significant to the fair value measurement.

Restricted investment in Federal Home Loan Bank stock (carried at cost):
Restricted stock which represents required investment in the common stock of correspondent banks is carried at cost and as of December 31, 2009 and 2008, consists of the common stock of Federal Home Loan Bank of Pittsburgh. In December 2008, the FHLB of Pittsburgh notified member banks that it was suspending dividend payments and the repurchase of excess capital stock.

Management evaluates the restricted stock for impairment. Management’s determination of whether these investments are impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of their cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB. Management believes no impairment charge is necessary related to FHLB stock as of December 31, 2009.

Accrued interest receivable and payable (carried at cost):
The carrying amount of accrued interest receivable and accrued interest payable approximates its fair value.

Deposit liabilities (carried at cost):
The fair values disclosed for demand deposits (e.g., interest and noninterest checking, passbook savings and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings (carried at cost):
The carrying amounts of short-term borrowings approximate their fair values.

Other borrowings (carried at cost):
Fair values of FHLB advances are estimated using discounted cash flow analysis, based on quoted prices for new FHLB advances with similar credit risk characteristics, terms and remaining maturity. These prices obtained from this active market represent a market value that is deemed to represent the transfer price if the liability were assumed by a third party.

NORWOOD FINANCIAL CORP.

NOTE 16 – DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

Off-balance sheet financial instruments (disclosed at cost):
Fair values for the Company’s off-balance sheet financial instruments (lending commitments and letters of credit) are based on fees currently charged in the market to enter into similar agreements, taking into account, the remaining terms of the agreements and the counterparties’ credit standing.

The estimated fair values of the Bank’s financial instruments were as follows at December 31, 2009 and December 31, 2008.

	December 31, 2009		December 31, 2008
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	(In Thousands)
Financial assets:
Cash and due from banks, interest-bearing
deposits with banks and federal funds sold	$17,355	$17,355	$6,480	$6,480
Securities	131,285	131,299	130,827	130,840
Loans receivable, net	358,021	368,180	345,171	363,219
Investment in FHLB stock	3,538	3,538	3,538	3,538
Accrued interest receivable	2,200	2,200	2,179	2,179

Financial liabilities:
Deposits	391,473	392,445	359,635	361,223
Short-term borrowings	25,803	25,803	38,126	38,126
Other borrowings	43,000	45,591	43,000	46,281
Accrued interest payable	2,057	2,057	2,247	2,247

Off-balance sheet financial instruments:
Commitments to extend credit and outstanding letters of credit	--	--	--	--

NORWOOD FINANCIAL CORP.

NOTE 17 - NORWOOD FINANCIAL CORP. (PARENT COMPANY ONLY) FINANCIAL NFORMATION

BALANCE SHEETS
	December 31,
	2009	2008
ASSETS	(In Thousands)
Cash on deposit in bank subsidiary	$697	$216
Securities available for sale	359	408
Investment in bank subsidiary	62,571	57,440
Other assets	1,620	1,363
	$65,247	$59,427
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities	$776	$737
Stockholders’ equity	64,471	58,690
	$65,247	$59,427

STATEMENTS OF INCOME
	Years Ended December 31,
	2009	2008	2007
Income:	(In Thousands)
Dividends from bank subsidiary	$3,005	$3,990	$4,156
Other interest income	19	25	30
Net realized gain (loss) on sales of securities	(134)	(62)	17
	2,890	3,953	4,203
Expenses	176	164	177
	2,714	3,789	4,026
Income tax benefit	(99)	(68)	(51)
	2,813	3,857	4,077
Equity in undistributed earnings of subsidiary	4,250	2,820	2,434
Net Income	$7,063	$6,677	$6,511

STATEMENTS OF CASH FLOWS
	Years Ended December 31,
	2009	2008	2007
	(In Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$7,063	$6,677	$6,511
Adjustments to reconcile net income to
net cash provided by operating activities:
Undistributed earnings of bank subsidiary	(4,250)	(2,820)	(2,434)
Net losses on sales of securities	134	—	—
Other, net	(300)	(190)	(330)
Net Cash Provided by Operating Activities	2,647	3,667	3,747

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of securities	22	17	74
Net Cash Provided by Investing Activities	22	17	74

CASH FLOWS FROM FINANCING ACTIVITIES
Stock options exercised	517	420	341
Tax benefit of stock options exercised	164	134	162
ESOP purchase of shares from treasury stock	166	153	144
Acquisition of treasury stock	(68)	(1,583)	(2,313)
Cash dividends paid	(2,967)	(2,740)	(2,559)
Net Cash Used in Financing Activities	(2,188)	(3,616)	(4,225)
Net Increase (Decrease) in Cash and Cash Equivalents	481	68	(404)
CASH AND CASH EQUIVALENTS – BEGINNING	216	148	552
CASH AND CASH EQUIVALENTS – ENDING	$697	$216	$148

NORWOOD FINANCIAL CORP.

SUMMARY OF QUARTERLY RESULTS (UNAUDITED)
(Dollars in thousands, except per share amounts)

2010	September 30	June 30	March 31

Interest income	$6,395	$6,377	$6,642
Interest expense	1,476	1,545	1,645
Net interest income	4,919	4,882	4,997
Provision for loan losses	250	150	330
Other income	874	952	847
Net realized gains on sales of securities	161	64	155
Other expense	3,112	3,176	3,160

Income before income taxes	2,592	2,522	2,509
Income tax expense	702	704	712
NET INCOME	$1,890	$1,818	$1,797

Basic earnings per share	$0.68	$0.66	$0.65

Diluted earnings per share	$0.68	$0.66	$0.65

2009	December 31	September 30	June 30	March 31

Interest income	$6,722	$6,680	$6,743	$6,690
Interest expense	1,895	1,914	1,908	2,009
Net interest income	4,827	4,766	4,835	4,681
Provision for loan losses	1,100	140	220	225
Other income	1,885	928	996	1,120
Net realized gains on sales of securities	40	90	172	161
Other expense	3,702	3,174	3,320	3,275

Income before income taxes	1,950	2,470	2,463	2,462
Income tax expense	148	695	714	725
NET INCOME	$1,802	$1,775	$1,749	$1,737

Basic earnings per share	$0.65	$0.64	$0.64	$0.64

Diluted earnings per share	$0.65	$0.64	$0.62	$0.63

2008	December 31	September 30	June 30	March 31

Interest income	$6,934	$7,059	$6,953	$7,149
Interest expense	2,207	2,283	2,379	2,825
Net interest income	4,727	4,776	4,574	4,324
Provision for loan losses	420	130	110	75
Other income	890	1,000	953	1,262
Net realized gain (loss) on sales of securities	—	(27)	9	—
Other expense	2,946	3,361	2,972	2,961

Income before income taxes	2,251	2,258	2,454	2,550
Income tax expense	666	666	733	771
NET INCOME	$1,585	$1,592	$1,721	$1,779

Basic earnings per share	$0.58	$0.58	$0.63	$0.65

Diluted earnings per share	$0.58	$0.58	$0.62	$0.64

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30, 2010	December 31, 2009
	(Unaudited)	(Audited)
	(In thousands)
ASSETS:
Cash and due from banks	$2,825	$2,652
Interest bearing deposits	56	560
Federal funds sold	15,888	8,700
Total cash and cash equivalents	18,769	11,912
Investment securities, available for sale	15,497	19,398
Equity securities at cost, substantially restricted	1,143	1,143
Loans, net of allowance for loan losses of $1,667 in 2010 and $1,484 in 2009	119,696	114,546
Bank premises and equipment – net	3,860	3,965
Accrued interest receivable	754	665
Cash surrender value of bank-owned life insurance	3,124	3,015
Deferred income taxes	553	705
Prepaid FDIC insurance	443	604
Other real estate owned	398	88
Other assets	268	286
TOTAL ASSETS	$164,505	$156,327

LIABILITIES:
Deposits:
Non-interest bearing	$7,160	$8,785
Interest bearing	129,388	115,270
Total deposits	136,548	124,055
Other borrowed funds	7,000	12,000
Accrued interest and other liabilities	1,049	1,002
TOTAL LIABILITIES	144,597	137,057

STOCKHOLDERS’ EQUITY:
Preferred stock, no par; 20,000,000 authorized; issued and outstanding, none	-	-
Common stock, par value $0.10; 80,000,000 authorized; 1,581,571 shares issued ; outstanding: 1,285,148 at September 30, 2010 and 1,330,071 at December 31, 2009	158	158
Additional paid-in capital	13,695	13,580
Retained earnings	9,142	8,541
Unearned ESOP shares	(853)	(907)
Accumulated other comprehensive income, (loss)	382	(2)
Treasury Stock at cost, shares: 296,423 at September 30, 2010 in 2010 and 251,500 at December 31, 2009	(2,616)	(2,100)
TOTAL STOCKHOLDERS’ EQUITY	19,908	19,270
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$164,505	$156,327

See notes to unaudited consolidated financial statements.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Nine Months Ended
	September 30,
	2010	2009
	(In thousands)
INTEREST INCOME
Interest on loans	$5,349	$5,113
Interest on tax exempt loans	31	1
Interest on federal funds sold	11	5
Interest on tax exempt investments	228	222
Interest and dividends on investments	391	373
Total interest income	6,010	5,714
INTEREST EXPENSE
Interest on deposits	1,502	1,896
Interest on short-term borrowings	-	10
Interest on long-term borrowings	408	462
Total interest expense	1,910	2,368

NET INTEREST INCOME	4,100	3,346

PROVISION FOR LOAN LOSSES	334	135

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	3,766	3,211

OTHER INCOME
Service charges and fees	120	111
Bank-owned life insurance income	109	118
Other operating income	65	89
Gain on sale of securities	8	-
Gain on sale of loans	123	14
Impairment losses on investment securities	(24)	-
TOTAL OTHER INCOME	401	332

OTHER EXPENSE
Salaries and employee benefits	1,760	1,616
Occupancy and equipment expense	428	451
FDIC insurance expense	165	196
Professional services expense	205	208
Other operating expenses	549	545
TOTAL OTHER EXPENSE	3,107	3,016

INCOME(LOSS) BEFORE INCOME TAXES	1,060	527

INCOME TAX EXPENSE	235	160

NET INCOME	825	367
OTHER COMPREHENSIVE INCOME
Unrealized holding gain arising during period, net of income tax	384	518
COMPREHENSIVE INCOME	$1,209	$885

Weighted average number of shares outstanding	1,305,634	1,400,044
Earnings per share, basic	$0.63	$0.26
Earnings per share, diluted	$0.62	$0.26
Dividends per share	$0.17	$0.09

See notes to unaudited consolidated financial statements.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
	Nine Months Ended
	September 30,
	2010	2009
	(In thousands)
Operating Activities:
Net income	$825	$367
Items not requiring (providing) cash
Depreciation	135	174
Provision for loan losses	334	135
Deferred income tax benefit	(61)	-
Amortization of securities (net of accretion)	(7)	28
ESOP expense	54	51
Stock option expense	115	71
Increase in cash surrender value of life insurance	(109)	(118)
Impairment loss on investment securities	24	-
Net realized gain on sale of investment securities	(8)	-
Net realized gain on sale of loans	(123)	(14)
Changes in:
Prepaid FDIC insurance	161	-
Accrued interest receivable and other assets	(71)	(138)
Accrued interest expense and other liabilities	(6)	126
Net Cash Provided By Operating Activities	1,263	682

Investing Activities:
Purchase of bank premises and equipment	(30)	(32)
Proceeds from sale of bank premises and equipment	-	-
Proceeds from sale of other real estate	-	-
Purchase of securities “available for sale”	(84)	(2,749)
Sales of securities “available for sale”	43	70
Matured or called securities “available for sale”	3,150	2,593
Redemptions of mortgage-backed securities “available for sale”	1,380	1,589
(Purchase) of restricted stock	-	(53)
Net increase in loans to customers	(8,673)	(3,683)
Proceeds from sale of loans	3,002	698
Net Cash (Used) In Investing Activities	(1,212)	(1,567)

Financing Activities:
Increase in deposits	12,493	20,196
Decrease in borrowed funds	(5,000)	(7,648)
Treasury stock purchased	(516)	(931)
Cash dividends paid	(171)	(138)
Net Cash Provided By Financing Activities	6,806	11,479
Net Increase In Cash and Cash Equivalents	6,857	10,594

Cash and Cash Equivalents, January 1	11,912	2,274
Cash and Cash Equivalents, September 30	$18,769	$12,868

Supplementary Schedule of Cash Flow Information:
Cash paid during the period for:
Interest	$2,004	$2,366
Income taxes	312	112

See notes to unaudited consolidated financial statements.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

North Penn Bancorp, Inc. (Company) is the holding company for North Penn Bank (Bank).  The Company’s common stock is quoted on the OTC Bulletin Board under the symbol “NPBP.OB.”  The Bank operates from five offices under a state savings bank charter and provides financial services to individuals and corporate customers primarily in Northeastern Pennsylvania.  The Bank’s primary deposit products are savings and demand deposit accounts and certificates of deposit. Its primary lending products are real estate, commercial and consumer loans.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of North Penn Bancorp, Inc., its wholly-owned subsidiary, North Penn Bank and North Penn Bank’s wholly-owned subsidiaries, Norpenco, Inc. and North Penn Settlement Services, LLC.  These entities are collectively referred to herein as the Company.  All significant intercompany accounts and transactions have been eliminated in consolidation. Norpenco, Inc.’s sole activities are purchasing bank stocks and receiving dividends on such stocks. North Penn Settlement Services, LLC receives non-interest income from providing title search work.

The accounting policies of the Company conform with accounting principles generally accepted in the United States of America and with general practices within the banking industry.

Basis of Presentation

The unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principals for interim financial information.  In the opinion of management, all adjustments that are of a normal recurring nature and are considered necessary for a fair presentation have been included.  They are not, however, necessarily indicative of the results of consolidated operations for a full year.

Adoption of New Accounting Standards

In September 2009, the FASB amended previous guidance relating to transfers of financial assets that eliminates the concept of a qualifying special purpose entity. This guidance must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. This guidance must be applied to transfers occurring on or after its effective date. Additionally, on and after the effective date, the concept of a qualifying special-purpose entity is no longer relevant for accounting purposes. Therefore, formerly qualifying special-purpose entities should be evaluated for consolidation by reporting entities on and after the effective date in accordance with the applicable consolidation guidance. The disclosure provisions were also amended and apply to transfers that occurred both before and after the effective date of this guidance. The adoption of this update did not have a significant impact on the Company’s financial condition, results of operations or cash flows.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In September 2009, the FASB amended previous guidance for consolidation of variable interest entity guidance by replacing the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity. The amended guidance use an approach that focuses on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. Additional disclosures about an enterprise’s involvement in variable interest entities are also required. This guidance is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Early adoption is prohibited. The adoption of this update did not have a significant impact to the Company’s financial condition, results of operations or cash flows.

FASB ASC Topic 855, “Subsequent Events.” New authoritative accounting guidance under ASC Topic 855,   “Subsequent Events,” amends prior guidance. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance became effective upon issuance.

Newly Issued But Not Yet Effective Accounting Standards

Accounting Standards Update (ASU) 2009-16, Transfers and Servicing (Topic 860)-Accounting for Transfers of Financial Assets has been issued.  ASU 2009-16 will require more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets.  This standard is effective for the Company October 1, 2010 and is not expected to have a material effect on the Company’s financial statements.

ASC 2009-17, Consolidations (Topic 810)-Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities has been issued. ASU 2009-17 changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. This standard is effective for the Company October 1, 2010 and is not expected to have a material effect on the Company’s financial statements.

ASC 2010-06, Fair Value Measurements and Disclosures (Topic 820):Improving Disclosures about Fair Value Measurements has been issued. In January 2010, the FASB amended previous guidance related to fair value measurements and disclosures, which requires new disclosures for transfers in and out of Levels 1 and 2 and requires a reconciliation to be provided for the activity in Level 3 fair value measurements. A reporting entity should disclose separately the amounts of significant transfers in and out of Levels 1 and 2 and provide an explanation for the transfers. This guidance is effective for interim periods beginning after December 15, 2009, and did not have a material effect on the Company’s results of operations or financial position.

In the reconciliation for fair value measurements using unobservable inputs (Level 3) a reporting entity should present separately information about purchases, sales, issuances, and settlements on a gross basis rather than a net basis. Disclosures relating to purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurement will become effective beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position but it will require expansion of the Company’s future disclosures about fair value measurements.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In February 2010, the FASB issued ASU 2010-09, Subsequent Events (“Topic 855”): Amendments to Certain Recognition and Disclosure Requirements. The amendments remove the requirement for an SEC registrant to disclose the date through which subsequent events were evaluated as this requirement would have potentially conflicted with SEC reporting requirements. Removal of the disclosure requirement is not expected to affect the nature or timing of subsequent events evaluations performed by the Company. This ASU became effective upon issuance.

FASB ASC Topic 310, “Receivables.” New authoritative accounting guidance under Accounting Standard Codification (“ASC”) Topic 310, “Receivables,” clarifies that modifications of loans that are accounted for within a pool under Subtopic 310-30 do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. This guidance becomes effective prospectively for modifications of loans accounted for within pools under Subtopic 310-30 occurring in the first interim or annual period on or after July 15, 2010 with early application permitted. The adoption of this new authoritative guidance under ASC Topic 310 is not expected to have a material impact on the Company’s consolidated financial statements, results of operations or liquidity.

Additional new authoritative accounting guidance (Accounting Standards Update (“ASU”) No. 2010-20) under ASC Topic 310, “Receivables,” requires significant new disclosures about the allowance for credit losses and the credit quality of financing receivables. The requirements are intended to enhance transparency regarding credit losses and the credit quality of loan and lease receivables. Under this statement, allowance for credit losses and fair value are to be disclosed by portfolio segment, while credit quality information, impaired financing receivables and non-accrual status are to be presented by class of financing receivable. Disclosure of the nature and extent, the financial impact and segment information of troubled debt restructurings will also be required. The disclosures are to be presented at the level of disaggregation that management uses when assessing and monitoring the portfolio’s risk and performance. This ASU is effective for interim and annual reporting periods after December 15, 2010. The Company will include these disclosures in the notes to the financial statements beginning December 31, 2010.

Use Of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses on loans and the valuation of real estate acquired in connection with foreclosures or in the satisfaction of loans.  In connection with the determination of the allowances for losses on loans and foreclosed real estate, management periodically obtains independent appraisals for significant properties.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 2 – INVESTMENT SECURITIES

Reclassifications

Certain amounts in the consolidated financial statements for 2009 have been reclassified to conform to presentations used in the 2010 consolidated financial statements. Such reclassifications had no effect on the company’s consolidated financial position or net income.

The Company’s investments in securities are classified in two categories and accounted for as follows:

Securities Held-to-Maturity.  Bonds, notes and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts.

Securities Available-for-Sale.  Securities available-for-sale consist of bonds, notes, debentures and equity securities not classified to be held-to-maturity and are carried at fair value with unrealized holding gains and losses, net of tax, reported as a separate component of other comprehensive income until realized.

Purchase premiums and discounts are recognized in interest income on the straight-line basis over the terms of the securities, which approximates the interest method.  Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.  Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method and are reported as other income in the statement of income.

The amortized cost and fair value of investment securities at September 30, 2010 and December 31, 2009 are as follows:

	Available-for-Sale September 30, 2010

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)

U.S. Agency securities	$-	$-	$-	$-
Mortgage-backed securities	1,270	70	-	1,340
State & political subdivisions	7,559	440	-	7,999
Other bonds	4,490	308	-	4,798
Total debt securities	13,319	818	-	14,137
Equity securities	1,624	40	304	1,360
Total Available-for-Sale	$14,943	$858	$304	$15,497

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 2 – INVESTMENT SECURITIES (CONTINUED)

	Available-for-Sale December 31, 2009

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)

U.S. Agency securities	$1,500	$18	$-	$1,518
Mortgage-backed securities	2,662	89	-	2,751
State & political subdivisions	8,719	142	6	8,855
Other bonds	4,969	164	43	5,090
Total debt securities	17,850	413	49	18,214
Equity securities	1,591	15	422	1,184
Total Available-for-Sale	$19,441	$428	$471	$19,398

All of the Company’s investment securities were classified as available-for-sale at September 30, 2010 and December 31, 2009.

The gross fair value and unrealized losses of the Company’s investment securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at September 30, 2010, are as follows:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
(In Thousands)
U.S. Agencies	$-	$-	$-	$-	$-	$-
Mortgage-backed	-	-	-	-	-	-
Municipal	-	-	-	-	- -	-
Other securities	-	-	-	-	- -	-
Equity securities	293	35	660	266	953	301
	$293	$35	$660	$266	$953	$301

The above table at September 30, 2010 includes 10 securities that have unrealized losses for less than 12 months and 33 securities that have been in an unrealized loss position for 12 or more months.

The Company invests in various forms of agency debt including mortgage backed securities and callable debt. The mortgage backed securities are issued by FHLMC (Federal Home Loan Mortgage Company) of FNMA (Federal National Mortgage Association). The municipal securities consist of general obligations and revenue bonds. The equity securities consist of stocks in other bank holding companies.  The fair market value of the above securities is influenced by market interest rates, prepayment speeds on mortgage securities, bid to offer spreads in the market place and credit premiums for various types of agency debt. These factors change continuously and therefore the market value of these securities may be higher or lower that the Company’s carrying value at any measurement date. Management does not believe any of their 43 securities in an unrealized position as of September 30, 2010 represents an other-than-temporary impairment. The Company has the ability to hold the remaining securities contained in the above table for a time necessary to recover the cost.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 2 – INVESTMENT SECURITIES (CONTINUED)

Management evaluates securities for other-than-temporary impairment (“OTTI”) at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. Investment securities classified as available-for-sale or held-to-maturity are generally evaluated for OTTI under FASB ASC 320 (SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities). In determining OTTI under the FASB ASC 320 model, management considers many factors, including (1) the length of time and the extent to which the fair value has been less than cost , (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions; and (4) whether the entity has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgement and is based on the information available to management at a point in time.

When other-than-temporary impairment occurs, the amount of the other-than-temporary impairment recognized in earnings depends on whether an entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss. If an entity intends to sell or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment shall be recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period loss, the other-than-temporary impairment shall be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total other-than-temporary impairment related to the other factors shall be recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the other-than-temporary impairment recognized in earnings shall become the new amortized cost basis of the investment.

The Company’s investment in equity securities consists entirely of bank stocks. The Company invests in equity securities of other banks through its subsidiary, Norpenco, Inc  The unrealized losses are from forty three bank stocks due to market fluctuation.  The Company also reviews investment debt securities on an ongoing basis for the presence of other than temporary impairment OTTI.  An impairment that is an “other-than-temporary-impairment” is a decline in the fair value of an investment below its amortized cost attributable to factors that indicate the decline will not be recovered over the anticipated holding period of the investment. Other-than-temporary-impairments result in reducing the security’s carrying value by the amount of credit loss. The credit component of the other-than-temporary impairment loss is realized through the statement of income and the remainder of the loss remains in other comprehensive income.  After our March 31, 2010 review, we concluded that two securities were impaired. OTTI losses of $24,000 on these securities were recognized during the first quarter 2010.  In accordance, with FASB ASC 320, the impairment was deemed credit related and run entirely through the statement of income.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 2 – INVESTMENT SECURITIES (CONTINUED)

Restricted Securities

Restricted equity securities consist of stock in Federal Home Loan Bank of Pittsburgh (“FHLB-Pittsburgh”) and Atlantic Central Bankers Bank (“ACBB”) and do not have a readily determinable fair value because their ownership is restricted, and they can be sold back only to the FHLB-Pittsburgh, ACBB, or to another member institution. Therefore, these securities are classified as restricted equity investment securities, carried at cost, and evaluated for impairment. At both September 30, 2010 and December 31, 2009, the Company held $1,106,000 in stock of FHLB-Pittsburgh, and $37,000 in stock of ACBB.

At December 31, 2009, the Company evaluated its holding of restricted stock for impairment and deemed the stock to not be impaired due to the expected recoverability of cost, which equals the value reflected within the Company’s consolidated financial statements. The decision was based on several items ranging from the estimated true economic losses embedded within FHLB’s mortgage portfolio to the FHLB’s liquidity position and credit rating. The Company utilizes the impairment framework outlined in GAAP to evaluate stock for impairment.

NOTE 3 – LOANS

	September 30,	December 31,
	2010	2009
Real estate mortgages:	(In Thousands)
Construction and land development	$116	$327
Residential, 1 – 4 family	44,043	47,439
Residential, multi-family	869	908
Commercial	70,866	60,269
Total real estate mortgages	115,894	108,943
Commercial	2,943	3,368
Consumer	2,526	3,719
Total loans	121,363	116,030
Allowance for loan losses	1,667	1,484
Total loans, net	$119,696	$114,546

Loans are stated at the principal amount outstanding, net of any unearned income, deferred loan fees and the allowance for loan losses.  Interest on mortgage and commercial loans is calculated at the time of payment based on the current outstanding balance of the loan.  Interest on consumer loans is recognized on the simple interest method.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries).  Management’s periodic evaluation of the adequacy of the allowance is based on the Bank’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to pay, the estimated value of any underlying collateral and current economic conditions.

Non-performing loans consist of loans where the principal, interest, or both, is 90 or more days past due and loans that have been placed on non-accrual.  Income recognition of interest is discontinued when, in the opinion of management, the payment of such interest becomes doubtful. Income is subsequently recognized only to the extent that cash payments are received until, in management’s judgment, the borrower’s ability to make periodic interest and principal payments is back to normal, in which case the loan is returned to accrual status.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 3 – LOANS (CONTINUED)

Allowance for Loan Losses

The Bank determines the provision for loan losses through a quarterly analysis of the loan portfolio. The allowance for loan losses is established through provisions for losses charged to earnings.  Loan losses are charged against the allowance when management believes that the collection of principal is unlikely.  Recoveries of loans previously charged-off are credited to the allowance when realized.  The allowance for loan losses is the amount that management has determined to be necessary to absorb probable incurred loan losses inherent in the existing portfolio.  Management’s evaluations, which are subject to periodic review by the Bank’s regulators, are made using a consistently applied methodology that takes into consideration such factors as the Company’s past loan loss experience, changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and collateral values, and current economic conditions.  Part of management’s review includes risk ratings of commercial loans, and the engagement of an external loan review of all loans over $400,000, insider loans and delinquent loans.  Modifications to the methodology used in the allowance for loan losses evaluation may be necessary in the future based on further deterioration in economic and real estate market conditions, new information obtained regarding known problem loans, regulatory guidelines and examinations, the identification of additional problem loans, and other factors.

Management considers the allowance for loan losses adequate to cover the estimated losses inherent in the Bank’s loan portfolio as of September 30, 2010. Management believes it has established the allowance in accordance with accounting principles generally accepted in the United States and will consider future additions to the allowance that may be necessary based on changes in economic and other conditions. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses. Such agencies may require the recognition of adjustments to the allowances based on their judgments of information available to them at the time of their examinations.

Management realizes that general economic trends greatly affect loan losses. The recent downturn in the real estate market has resulted in increased loan delinquencies, defaults and foreclosures, and we believe that these trends are likely to continue.  Assurances cannot be made either (1) that further charges to the allowance account will not be significant in relation to the normal activity or (2) that further evaluation of the loan portfolio based on prevailing conditions may not require sizable additions to the allowance and charges to provision expense.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 3 – LOANS (CONTINUED)

The following table sets forth the period-end balances of and changes in the allowance for loan losses as of September 30, 2010 and September 30, 2009.

	Nine Months Ended
	September 30,
	2010	2009
	(In Thousands)

Balance at beginning of period	$1,484	$1 ,170
Charge-offs:
Commercial	39	50
Real estate mortgages	113	-
Consumer	-	22
Total	$152	$72

Recoveries:
Commercial	-	-
Real estate mortgages	-	-
Consumer	1	10
Total	1	10
Net charge-offs	151	62
Provision charged to operations	334	135
Balance at end of period	$1,667	$1,243

The Bank manages asset quality and controls credit risk through diversification of the loan portfolio and the application of policies designed to foster sound underwriting and loan monitoring practices.  The Bank’s senior officers are responsible for monitoring asset quality, establishing credit policies and procedures subject to approval by the Board of Directors, ensuring the policies and procedures are followed and adjusting policies as appropriate.

Non-performing assets include non-performing loans and foreclosed real estate held for sale.  Non-performing loans consist of loans where the principal, interest, or both, is 90 or more days past due and loans that have been placed on non-accrual.  Income recognition of interest is discontinued when, in the opinion of management, the payment of such interest becomes doubtful.  A loan is generally classified as non-accrual when principal or interest has been in default for 90 days or more or because of deterioration in the financial condition of the borrower such that payment in full of principal or interest is not expected.  Loans past due 90 days or more and still accruing interest are loans that are generally well secured and in the process of collection.  When loans are placed on non-accrual, accruing interest is no longer posted to earnings.  At September 30, 2010, the Bank had $1.8 million in non-accrual loans as compared with $1.8 million at December 31, 2009 and $1.5 million at September 30, 2009.  As of September 30, 2010, for purposes of accounting and reporting in accordance with FASB ASC 310-40 Receivables – Troubled Debt Restructuring by Creditors (SFAS 15), the Bank had no significant troubled debt restructuring.  As of September 30, 2010, for purposes of accounting and reporting in accordance with FASB ASC 310-10.35 Receivables – Subsequent Measurement (SFAS 114), the Bank had $1.8 million in “impaired” loans.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 3 – LOANS (CONTINUED)

The following table presents information regarding non-accrual mortgage, consumer and other loans, and foreclosed real estate as of the dates indicated:

	September 30	December, 31
	2010	2009
	(In Thousands)

Non-accrual commercial	$-	$42
Non-accrual commercial mortgage	1,006	960
Non-accrual residential mortgage	817	768
Non-accrual consumer	23	4
Total non-performing loans	$1,846	$1,774
Foreclosed real estate	398	88
Total non-performing assets	$2,244	$1,862

Loss reserve ratios:
Net loan charge-offs to average loans	0.12%	0.15%
Allowance as a percentage of total loans	1.37%	1.28%

NOTE 4 – OTHER BORROWINGS

The Bank has a line of credit agreement with the Federal Home Loan Bank of Pittsburgh for short term borrowings varying from one day to three years.  Advances on this line must be secured by “qualifying collateral” as defined in the agreement and bear interest at fixed or variable rates as determined at the date advances are made.  The line expires in September, 2011.  At September 30, 2010, this line of credit had a $0 balance.

On July 19, 2010, the Company redeemed its maturing $5,000,000 borrowing with the Federal Home Loan Bank of Pittsburgh.  The advance had a fixed rate of 6.19%.  The Bank also has a $7,000,000 borrowing with the Federal Home Loan Bank of Pittsburgh at a fixed rate of 4.34%, which was issued in July of 2005, and matures in July of 2015.  This loan requires quarterly interest payments, with the principal due at maturity.

NOTE 5 – EARNINGS PER SHARE

Basic earnings per share is computed on the weighted average number of common shares outstanding during each year, adjusted for unearned shares of the ESOP, as prescribed in FASB – ASC 260-10 Earnings per share SFAS No. 128, Earnings Per Share.   Diluted earnings per share  include common shares issuable upon exercise of employee stock options  as follows:

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 5 – EARNINGS PER SHARE (CONTINUED)

	Nine Months Ended
	September 30,
	2010	2009

Income (Numerator)	$825,000	$367,000
Shares (Denominator)
Basic shares outstanding	1,305,634	1,400,044
Effective of dilutive shares	19,423	-
Diluted shares outstanding	1,325,057	1,400,044

Earnings per share
Basic	$.63	$.26
Diluted	$.62	$.26

NOTE 6 – STOCK-BASED COMPENSATION

Stock-based compensation is accounted for in accordance with FASB - ASC 718-10, Compensation –Stock Compensation. The Company establishes fair value for its equity awards to determine their cost. The Company recognizes the related expense for employees over the appropriate vesting period, or when applicable, service period, using the straight-line method. However, consistent with this standard, the amount of stock-based compensation recognized at any date must at least equal the portion of the grant date value of the award that is vested at that date and as a result it may be necessary to recognize the expense using a ratable method. In accordance with FASB ASC 505-50 Equity Based Payments to Non-Employees, the compensation expense for non-employees is recognized on the grant date, or when applicable, the service period, using the straight-line method.

Stock Awards. In May of 2006, the Company's stockholders approved the 2006 Omnibus Stock Option Plan, under which the Company reserved 101,685 shares of common stock for future issuance. The Plan provides for grants of stock options and restricted stock awards. Only present and future employees and directors are eligible to receive incentive awards under the 2006 Omnibus Plan.  The Company believes that such awards better align the interests of its employees with its stockholders.

On May 26, 2009, the Company’s stockholders approved the 2009 Equity Incentive Plan. The Board of Directors has reserved a total of 119,000 shares of common stock for issuance upon the grant or exercise of awards made pursuant to the 2009 Plan.   The Plan provides for grants of stock options and restricted stock awards. All of the Company’s employees, officers, and directors are eligible to participate in the 2009 Plan.

The exercise price and vesting of both plans are determined by the Board of Directors at the date of grant. Options generally vest over five years, and expire ten years after the date of grant. Certain option and stock awards provide for accelerated vesting if there is a change in control (as defined in the Plan).

At September 30, 2010, all stock grants and options authorized by the 2006 Omnibus Stock Option Plan and the 2009 Equity Incentive Plan have been awarded.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 6 – STOCK-BASED COMPENSATION (CONTINUED)

Stock Grants. Restricted stock awards are considered fixed awards as the number of shares and fair value is known at the date of grant and fair value over the requisite service period, generally five years.  Compensation expense for this plan is being recorded over the 60-month vesting period and is based on the market value of the Company’s stock as of the date the awards were made.  On May 4, 2010, restricted stock grants totaling 750 shares were awarded having a fair value of $7,125. On August 24, 2010, restricted stock grants totaling 19,774 were awarded having a fair market value of $188,842.  There were 500 restricted stock awards made and subsequently forfeited for nine months ended September 30, 2009.

Information regarding the Company’s restricted stock (all unvested) and changes during the nine months ended September 30, 2010 and 2009, respectively.

	Nine Months Ended September 30,
	2010		2009
R Stock Grants	Number of Shares	Weighted Avg Fair Value at Grant Date	Number of Shares	Weighted Avg Fair Value at Grant Date
B Balance, January 1,	42,528	$8.81	24,976	$8.66
Granted	20,524	9.55	500	8.50
F Forfeited and surrendered	-	-	(500)	8.50
Outstanding, September 30,	63,052	$9.06	24,976	$8.66

There were 12,070 vested shares of restricted stock awards at September 30, 2010 and 7,123 vested shares of restricted stock at September 30, 2009.

Stock Options. The option awards were granted with an exercise price equal to the average price on the last trade date.  The stock options vest and therefore become exercisable on a pro rata basis annually over five years from the date awarded. The options are available to be exercised for a period of ten years after the date awarded.

On March 4, 2010, the Company issued stock options covering 1,500 shares. The option awards were granted with an exercise price equal to the average price on the last trade date.  The stock options vest and therefore become exercisable on a pro rata basis annually over five years from the date awarded, commencing March 4, 2011. The options are available to be exercised for a period of ten years after the date awarded.

The fair value of each option grant was estimated to be $2.74 on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period:

Dividend Yield (per share)		1.60%
Volatility (%)		29.24%
Risk-free Interest Rate (%)		2.84%
Expected Life	6.5 yea	rs

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 6 – STOCK-BASED COMPENSATION (CONTINUED)

On August 24, 2010, the Company issued stock options covering 1,500 shares. The option awards were granted with an exercise price equal to the average price on the last trade date.  The stock options vest and therefore become exercisable on a pro rata basis annually over five years from the date awarded, commencing March 4, 2011. The options are available to be exercised for a period of ten years after the date awarded. There were no stock options awarded for the three month ended September 30, 2009.

The fair value of each option grant was estimated to be $2.74 on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period:

Dividend Yield (per share)		1.68%
Volatility (%)		28.84%
Risk-free Interest Rate (%)		1.73%
Expected Life	6.5 yea	rs

	Nine Months Ended September 30,
	2010		2009
	Number of Options	Weighted Avg. Exercise Price	Number of Options	Weighted Avg. Exercise Price
Stock Options
B Balance, January 1,	104,637	$9.14	63,265	$9.71
G Granted	52,995	9.55	1,000	8.50
Exercised	-	-	-	-
Forfeited	-	-	1,000	8.50
Outstanding, September 30,	157,632	$9.28	63,265	$9.27
Exercisable, September 30,	35,584	$9.53	23,008	$9.68

The weighted average remaining contractual life of stock options award is 8.74 years.

The compensation expense recognized for option and stock grant awards for the nine month period ending September 30, 2010 and 2009 was $115,000 and $71,000, respectively.

As of September 30, 2010, there was approximately $727,000 of total unrecognized compensation cost related to options and unvested stock awards. The cost of the options and stock awards is expected to be recognized over a weighted-average period of five years.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 7 – GUARANTEES

Mortgage Partnership Finance Program

The Bank participates in the Mortgage Partnership Finance (MPF) Program of the Federal Home Loan Bank of Pittsburgh (FHLB). The program is intended to provide member institutions with an alternative to holding fixed-rate mortgages in their loan portfolios or selling them in the secondary market. An institution participates in the MPF Program by either originating individual loans on a “flow” basis as an agent for the FHLB pursuant to the “MPF 100 Program” or by selling, as a principal, closed loans owned by an institution to the FHLB pursuant to one of the  FHLB’s closed-loan programs. Under the MPF Program(s), credit risk is shared by the participating institution and the FHLB by structuring the loss exposure in several layers, with the participating institution being liable for losses after application of an initial layer of losses (after any private mortgage insurance) is absorbed by the FHLB, subject to an agreed-upon maximum amount of such secondary credit enhancement which is intended to be in an amount equivalent to a “AA” credit risk rating by a rating agency. The participating institution may also be liable for certain first layer losses after a specified period of time. The participating institution receives credit enhancement fees from the FHLB for providing this credit enhancement and continuing to manage the credit risk of the MPF Program loans. Participating institutions are also paid specified servicing fees for servicing the loans.

Transfers involving sales with the Bank acting as principal are accounted for in accordance with FASB ASC 860-10 Transfers and Servicing (SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities) with the recognition of gains and losses on the sale and related mortgage servicing rights.

The credit enhancement feature of the MPF Program is accounted for by the Bank as a financial guarantee in accordance with FASB ASC 460-10 Guarantees (FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others) and reported on the balance sheet at its initial fair value. Subsequent changes in the recorded guarantee amount would result from termination of any portion or all of the guarantee, additional guarantees being issued or increases in the expected losses resulting from the guarantee. Such changes in recorded amounts are recognized in the consolidated statements of income or as an increase in the offsetting guarantee fees receivable account in the case of additional guarantees being issued.

NOTE 8 – RELATED-PARTY TRANSACTIONS

The Company routinely enters into banking transactions with its directors and officers.  Such transactions are made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and do not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.  A summary of loans to directors and officers and related parties is as follows for the nine-months ended September 30, 2010 and the year ended December 31, 2009:

	2010	2009
	(In Thousands)

Beginning balance	$1,067	$1,327
Additions	-	-
Collections	(65)	(260)
Ending balance	$1,002	$1,067

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 9 – RETIREMENT PLANS

The Company participates in the Financial Institution Retirement Fund (the Fund) administered by the Pentegra Group.  The Fund operates as a multi-employer plan for accounting purposes under FASB ASC 715 Compensation Retirement Benefits.  As such, the annual pension expense to be recorded is defined as the amount of the required annual contribution.

In February, 2009, the Bank’s Board of Directors authorized the freezing of benefits within the defined benefit plan as of April 1, 2009.  For the plan years ending June 30, 2010 and June 30, 2009, the required contributions due were $21,000 and $48,000 respectively.

401(k) Plan

The Bank also sponsors a 401(k) Plan (the Plan). The Plan covers all employees who meet age and service requirements. Participants in the Plan are permitted to make contributions up to 20% of their compensation. In March, 2009, the Board of Directors approved an increase in matching employees’ contributions within the Bank’s existing 401k plan from 50% of the first 6% to 100% of the first 6% as of April 1, 2009.

NOTE 10 –  FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company adopted FASB ASC 820 Fair Value Measurements and Disclosures, which, among other things, requires enhanced disclosures about assets and liabilities carried at fair value.  This standard defines fair value as the price that would be received to sell the asset or transfer the liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.  Additional guidance is provided on determining when the volume and level of activity for the asset or liability has significantly decreased.  The Standard also includes guidance on identifying circumstances when a transaction may not be considered orderly.

A list of factors is provided that a reporting entity should evaluate to determine whether there has been a significant decrease in the volume and level of activity for the asset or liability in relation to normal market activity for the asset or liability.  When the reporting entity concludes there has been a significant decrease in the volume and level of activity for the asset or liability, further analysis of the information from that market is needed and significant adjustments to the related prices may be necessary to estimate fair value in accordance with this standard.

This Standard also clarifies that when there has been a significant decrease in the volume and level of activity for the asset or liability, some transactions may not be orderly.  In those situations, the entity must evaluate the weight of the evidence to determine whether the transaction is orderly.  The Standard provides a list of circumstances that may indicate that a transaction is not orderly.  A transaction price that is not associated with an orderly transaction is given little, if any, weight when estimating fair value.  This Standard is effective for the Corporation for interim and annual reporting periods ending September 30, 2009 and after.

 FASB ASC 820-Fair Value Measurements and Disclosures establishes a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels defined by the Standard’s hierarchy are as follows:

Level I:          Quoted prices are available in active markets for identical assets or liabilities as of the record date.

Level II:        Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities include items for which quoted prices are available but traded less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 10 –  FAIR VALUE MEASUREMENTS (CONTINUED)

Level III:       Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management’s best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation

Investments available for sale are recorded at fair value on a recurring basis.  Other real estate owned is recorded at fair value on a non-recurring basis.  Values are estimated using Level 3 inputs, based on the lower of cost or market.

The following required disclosure of the estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methodologies.  However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value.  Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.  The use of different market assumptions and/or estimation methodologies may have a material effect in the estimated fair value amounts.

The methods and assumptions used to estimate the fair values of each class of financial instrument are as follows:

Cash and cash equivalents:  The carrying amount of cash and cash equivalents approximate their fair value.

Available-for-sale and held-for-maturity securities:  Fair values for securities are based on bid prices received from securities dealers.  Restricted equity securities are carried at cost, which approximates fair value.

Loans:  The fair values of all loans are estimated by the net present value of the future expected cash flows.

Deposit liabilities:  The fair value of demand deposits, NOW accounts, savings accounts, and money market deposits is estimated by the net present value of the future expected cash flows.  For certificates of deposit, the discount rates used to reflect the Bank’s current market pricing.  The discount rates for non-maturity deposits are the current book rate of the deposit.

Other borrowing:  The fair value of the other borrowing is estimated using the rates currently offered for similar borrowing.

Accrued interest:  The carrying amounts of accrued interest approximate their fair values.

Off-balance-sheet instruments:  The fair value of letters of credit is based on fees currently charged for similar agreements.

The following table presents the assets reported on the consolidated balance sheets at their fair value as of September 30, 2010 and December 31, 2009 by level within the fair value hierarchy. As required by FASB ASC 820 Fair Value Measurements and Disclosures,  financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.  There were no changes during 2010 in Level III assets.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 10 – FAIR VALUE MEASUREMENTS (CONTINUED)

The estimated fair values of the Company’s financial instruments are as follows:

	September 30, 2010		December 31, 2009
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In Thousands)
Financial Assets:
Cash and cash equivalents	$18,770	$18,770	$11,912	$11,912
Investments available for sale	15,497	15,497	19,398	19,398
Restricted equity securities	1,143	1,143	1,143	1,143
Loans	119,696	122,627	114,546	114,483
Accrued interest receivable	754	754	665	665
Total financial assets	$155,860	$158,791	$147,664	$147,601

Financial liabilities:
Deposits	$136,569	$136,065	$124,055	$122,608
Other borrowings	7,000	7,732	12,000	12,378
Accrued interest payable	232	232	1,002	1,002
Total financial liabilities	$143,801	$144,029	$137,057	$135,988
Off-balance sheet liabilities:	-	-	-	-
Commitments to extend credit	$6,492	$6,492	$5,251	$5,251

NOTE 11 – STOCKHOLDER’S EQUITY

Changes in stockholders’ equity for the nine month period ended September 30, 2010 were as follows:

	Common Stock	Additional Paid-in Capital	Retained Earnings	Unearned ESOP Shares	Accum- ulated Other Comp- rehensive Income (Loss)	Treasury Stock	Total
	(In Thousands, Except Per Share Amounts)

Balance, January 1, 2010	$158	$13,580	$8,541	$(907)	$(2)	$(2,100)	$19,270
Comprehensive income:
Net income	-	-	825	-	-	-	825
Unrealized losses on securities, net of income taxes	-	-	-	-	384	-	384
Comprehensive income							1,209
ESOP shares released	-		-	54	-	-	54
Restricted Stock Awards	-	115	-	-	-	-	115
Purchase of Treasury Stock						(516)	(516)
Cash dividend - $0.17 per share	-	-	(224)	-	-	-	(224)
Balance,September 30, 2010	$158	$13,695	$9,142	$(853)	$382	$(2,616)	$19,908

Report of Indepdendent Registered Public Accounting Firm

To the Board of Directors and
Stockholders
North Penn Bancorp, Inc.
Scranton, Pennsylvania

We have audited the accompanying consolidated balance sheet of North Penn Bancorp, Inc. and subsidiary as of December 31, 2008, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of North Penn Bancorp, Inc. and subsidiary as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ McGrail Merkel Quinn
& Associates

Scranton, Pennsylvania
March 27, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of North Penn Bancorp, Inc.

We have audited the accompanying consolidated balance sheet of North Penn Bancorp, Inc. and Subsidiary as of December 31, 2009, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the Corporation’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of North Penn Bancorp, Inc. and Subsidiary as of December 31, 2009, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

J.H. Williams & Co., LLP
Kingston, Pennsylvania
March 31, 2010

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31
	2009	2008
	(In Thousands, Except Per Share Amounts)
ASSETS
Cash and due from banks	$2,652	$1,604
Interest bearing deposits at other financial institutions	560	43
Federal funds sold	8,700	627
Total cash and cash equivalents	11,912	2,274
Investment securities, available for sale	19,398	20,293
Equity securities at cost, substantially restricted	1,143	1,090
Loans, net of allowance for loan losses of $1,484 in 2009 and $1,170 in 2008	114,546	106,106
Loans held for sale	-	684
Bank premises and equipment, net	3,965	4,126
Accrued interest receivable	665	676
Cash surrender value of bank-owned life insurance	3,015	2,864
Deferred income taxes	705	657
Prepaid FDIC insurance	604	-
Other real estate owned	88	-
Other assets	286	220
TOTAL ASSETS	$156,327	$138,990

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Deposits:
Non-interest bearing	$8,785	$6,985
Interest bearing	115,270	92,168
Total deposits	124,055	99,153
Other borrowed funds	12,000	19,648
Accrued interest and other liabilities	1,002	891
TOTAL LIABILITIES	137,057	119,692

STOCKHOLDERS’ EQUITY
Preferred stock, no par value; authorized 20,000,000 shares; none issued	-	-
Common stock, par value $0.10; 80,000,000 shares authorized; 1,581,571 shares issued in 2009 and 2008; outstanding: 1,330,071 in 2009 and 1,478,571 in 2008	158	158
Additional paid-in capital	13,580	13,480
Retained earnings	8,541	7,905
Unearned ESOP shares	(907)	(980)
Accumulated other comprehensive loss	(2)	(460)
Treasury stock – at cost: 251,500 and 103,000 shares at December 31, 2009 and 2008, respectively	(2,100)	(805)
TOTAL STOCKHOLDERS’ EQUITY	19,270	19,298
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$156,327	$138,990

See notes to consolidated financial statements.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended
	December 31,
	2009	2008
	(In Thousands, Except Per Share Amounts)
INTEREST INCOME
Interest on loans	$6,878	$6,822
Interest and dividends on investments	797	869
Total interest income	7,675	7,691
INTEREST EXPENSE
Interest on deposits	2,495	2,668
Interest on borrowed funds	631	643
Total interest expense	3,126	3,311

NET INTEREST INCOME	4,549	4,380

PROVISION FOR LOAN LOSSES	475	31

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	4,074	4,349

OTHER INCOME
Service charges and fees	244	233
Bank-owned life insurance income	151	95
Other operating income	35	4
Gain on sale of other real estate owned	6	1
Gain on sale of loans	6	2
Gain on sale of bank premises and equipment	-	2
Gain on sale of investment securities	8	1
Impairment losses on investment securities	(38)	-
TOTAL OTHER INCOME	412	338

OTHER EXPENSE
Salaries and employee benefits	2,129	2,050
Occupancy and equipment expense	656	675
FDIC insurance expense	240	14
Professional services expense	408	349
Other expenses	649	617
Loss (recovery) from accounting errors	(468)	475
TOTAL OTHER EXPENSE	3,614	4,180

INCOME BEFORE INCOME TAXES	872	507

INCOME TAX EXPENSE	85	153

NET INCOME	$787	$354

Weighted average number of shares outstanding	1,376,069	1,518,560
Earnings per share, basic and diluted	$0.57	$0.23

See notes to consolidated financial statements.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Years Ended December 31, 2009 and 2008
(In thousands, except per share amounts)	Common Stock	Additional Paid-in Capital	Retained Earnings	Unearned ESOP Shares	Accum- ulated Other Comp- rehensive Income (Loss)	Treasury Stock	Total
Balance, December 31, 2007	$158	$13,433	$7,742	$(1,059)	$(90)	$-	$20,184
Comprehensive (loss):
Net income	-	-	354	-	-	-	354
Unrealized losses on securities, net of income taxes	-	-	-	-	(370)	-	(370)
Comprehensive (loss)							(16)
ESOP shares released	-	(27)	-	79	-	-	52
Restricted Stock Awards	-	74	-	-	-	-	74
Purchase of Treasury Stock						(805)	(805)
Cash dividend - $0.12 per share	-	-	(191)	-	-	-	(191)

Balance, December 31, 2008	158	13,480	7,905	(980)	(460)	(805)	19,298

Comprehensive income:
Net income	-	-	787	-	-	-	787
Unrealized gain on securities, net of income taxes	-	-	-	-	458	-	458
Comprehensive income	-	-	-	-	-	-	1,245
ESOP shares released	-	(3)	-	73	-	-	70
Restricted stock awards	-	103	-	-	-	-	103
Purchase of treasury stock	-	-	-	-	-	(1,295)	(1,295)
Cash dividend - $0.12 per share	-	-	(151)	-	-	-	(151)

Balance, December 31, 2009	$158	$13,580	$8,541	$(907)	$(2)	$(2,100)	$19,270

See notes to consolidated financial statements.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
	Years Ended
	December 31,
	2009	2008
Operating Activities:	(In Thousands)
Net income	$787	$354
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	232	259
Provision for loan losses	475	31
Deferred income tax benefit	(245)	-
Amortization of securities (net of accretion)	4	19
Increase in cash surrender value of life insurance	(151)	(25)
Gain on sale of investment securities	(8)	(1)
Gain on sale of bank premises and equipment	-	(2)
Gain on other real estate owned	(6)	(1)
Gain on sale of loans held for sale	(6)	(2)
Impairment loss on investment securities	38	-
ESOP expense	70	52
Stock option expense	103	70
Changes in:
Prepaid FDIC insurance	(604)	-
Accrued interest income and other assets	(85)	(77)
Accrued interest expense and other liabilities	111	109
Net Cash Provided by Operating Activities	715	786

Investing Activities:
Purchase bank premises and equipment	(71)	(235)
Proceeds from sale of bank premises and equipment	-	11
Proceeds from sale of other real estate owned	117	100
Sale of securities “available for sale”	76	28
Purchase of securities “available for sale”	(3,027)	(9,860)
Matured or called securities “available for sale”	2,593	940
Redemptions of mortgage-backed securities “available for sale”	1,904	1,387
Purchase of restricted stock	(53)	(30)
Net increase in loans to customers	(9,114)	(10,348)
Proceeds from sale of loans held for sale	690	776
Purchase of life insurance policies		(702)
Net Cash Used in Investing Activities	(6,885)	(17,933)

Financing Activities:
Net increase in deposits	24,902	15,470
Net increase (decrease) in short term borrowings	(7,648)	1,769
Treasury stock purchased	(1,295)	(805)
Cash dividends paid	(151)	(191)
Net Cash Provided by Financing Activities	15,808	16,243
Net increase (decrease) in Cash and Cash Equivalents	9,638	(904)

Cash and Cash Equivalents, January 1	$2,274	$3,178
Cash and Cash Equivalents, December 31	$11,912	$2,274

Supplementary Schedule of Cash Flow Information:
Cash paid during the period for:
Interest	$3,126	$3,272
Income taxes	133	146

Non-cash investing and financing activities:
Transfer from loans to other real estate owned	199	-
See notes to consolidated financial statements

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

North Penn Bancorp, Inc. is the holding company for North Penn Bank (Bank).  The common stock trades on the OTC Bulletin Board under the symbol “NPBP.OB”.  The Bank operates from five offices under a Pennsylvania savings bank charter and provides financial services to individuals and corporate customers primarily in Northeastern Pennsylvania.  The Bank’s primary deposit products are savings and demand deposit accounts and certificates of deposit.  Its primary lending products are real estate, commercial and consumer loans.

Basis of Financial Statement Presentation

The accompanying consolidated financial statements include the accounts of North Penn Bancorp, Inc., its wholly-owned subsidiary, North Penn Bank and North Penn Bank’s wholly-owned subsidiaries, Norpenco, Inc. and North Penn Settlement Services, LLC. These entities are collectively referred to herein as the Company.  All significant intercompany accounts and transactions have been eliminated in consolidation. Norpenco, Inc.’s sole activities are purchasing bank stocks and receiving dividends on such stocks. North Penn Settlement Services, LLC, receives non interest income from providing title search work.

The accounting policies of the Company conform with accounting principles generally accepted in the United States of America and with general practices within the banking industry.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans.  In connection with the determination of the allowance for loses on loans and foreclosed real estate, management periodically obtains independent appraisals for significant properties.

Recent Accounting Pronouncements

FASB ASC 820-10 — In February 2008, the FASB issued new guidance impacting FASB ASC 820-10, Fair Value Measurements and Disclosures (FASB Staff Position No. 157-2). The staff position delays the effective date of FASB ASC 820-10 (SFAS No. 157) for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The delay expired January 1, 2009, and the expiration of the delay did not have a material impact on the Company’s consolidated financial positions or results of operations.

FASB ASC 805 — In December 2007, the FASB issued new guidance impacting FASB ASC 805, Business Combinations (SFAS No 141(R) — Business Combinations). The new guidance establishes principles and requirements for how an acquiring company (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree, (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The new standard became effective for the Company on January 1, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FASB ASC 810-10 — In December 2007, the FASB issued FASB ASC 810-10, Consolidation (Statement No. 160 — Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51). FASB ASC 810-10 requires the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled and presented in the consolidated balance sheet within equity, but separate from the parent’s equity. It also requires the amount of consolidated net income attributable to the parent and the noncontrolling interest to be clearly identified and presented on the face of the consolidated statement of income. The new standard became effective for the Company on January 1, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

FASB ASC 815-10 — In March 2008, the FASB issued FASB ASC 815-10, Derivatives and Hedging (Statement No. 161 —Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133). FASB ASC 815-10 requires enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related items are accounted for and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. The new standard became effective for the Company on January 1, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

FASB ASC 855 — In May 2009, the FASB issued FASB ASC 855, Subsequent Events (Statement No. 165 — Subsequent Events). FASB ASC 855 establishes the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in financial statements and the circumstances under which an entity shall recognize events or transactions that occur after the balance sheet date. FASB ASC 855 also requires disclosure of the date through which subsequent events have been evaluated. The Company adopted this standard for the interim reporting period ending June 30, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

FASB ASC 860 — In June 2009, the FASB issued new guidance impacting FASB ASC 860, Transfers and Servicing (Statement No. 166 — Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140). The new guidance removes the concept of a qualifying special-purpose entity and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset. The new standard will become effective for the Company on January 1, 2010. The Company is currently evaluating the impact of adopting the new standard on the consolidated financial statements.

FASB ASC 810-10 — In June 2009, the FASB issued new guidance impacting FASB ASC 810-10, Consolidation (Statement No. 167 —Amendments to FASB Interpretation No. 46(R)). The new guidance amends tests for variable interest entities to determine whether a variable interest entity must be consolidated. FASB ASC 810-10 requires an entity to perform an analysis to determine whether an entity’s variable interest or interests give it a controlling financial interest in a variable interest entity. This standard requires ongoing reassessments of whether an entity is the primary beneficiary of a variable interest entity and enhanced disclosures that provide more transparent information about an entity’s involvement with a variable interest entity. The new guidance will become effective for the Company on January 1, 2010 and the Company is currently evaluating the impact of adopting the standard on the consolidated financial statements.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FASB ASC 105-10 — In June 2009, the FASB issued FASB ASC 105-10, Generally Accepted Accounting Principles (Statement No. 168 — The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles). The new guidance replaces SFAS No. 162 and establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”). Rules and interpretative releases of the Securities and Exchange Commission under federal securities laws are also sources of authoritative GAAP for SEC registrants. The new standard became effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this statement did not have a material impact on the Company’s consolidated financial position or results of operations. Technical references to generally accepted accounting principles included in the Notes to Consolidated Financial Statements are provided under the new FASB ASC structure with the prior terminology included parenthetically.

FASB ASC 715-20-50 — In December 2008, the FASB issued new guidance impacting FASB ASC 715-20-50, Compensation Retirement Benefits — Defined Benefit Plans — General (FASB Staff Position No. 132(R)- 1, Employers’ Disclosures about Postretirement Benefit Plan Assets). This provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The guidance requires disclosure of the fair value of each major category of plan assets for pension plans and other postretirement benefit plans. This standard becomes effective for the Company on January 1, 2010. The Company is currently evaluating the impact of adopting the new guidance on the consolidated financial statements, but it is not expected to have a material impact

FASB ASC 825-10-50 — In April 2009, the FASB issued new guidance impacting FASB ASC 825-10-50, Financial Instruments (FASB Staff Position No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments). This guidance amends existing GAAP to require disclosures about fair values of financial instruments for interim reporting periods as well as in annual financial statements. The guidance also amends existing GAAP to require those disclosures in summarized financial information at interim reporting periods. The Company adopted this standard for the interim reporting period ending March 31, 2009 and did not have a material impact on the Company’s consolidated financial position or results of operations.

FASB ASC 320-10 — In April 2009, the FASB issued new guidance impacting FASB ASC 320-10, Investments — Debt and Equity Securities (FASB Staff Position No. FAS 115-2, Recognition and Presentation of Other-Than-Temporary Impairments). This guidance amends the other-than-temporary impairment guidance in U.S. generally accepted accounting principles for debt securities. If an entity determines that it has an other-than-temporary impairment on a security, it must recognize the credit loss on the security in the income statement. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. FASB ASC 320-10 expands disclosures about other-than-temporary impairment and requires that the annual disclosures in existing generally accepted accounting principles be made for interim reporting periods. The Company adopted this guidance for the interim reporting period ending March 31, 2009 and did not have a material impact on the Company’s consolidated financial position or results of operations.

FASB ASC 820 — In April 2009, the FASB issued new guidance impacting FASB ASC 820, Fair Value Measurements and Disclosures (FASB Staff Position No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly). This provides additional guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased when compared with normal market activity for the asset or liability. A significant decrease in the volume or level of activity for the asset or liability is an indication that transactions or quoted prices may not be determinative of fair value because transactions may not be orderly. In that circumstance, further analysis of transactions or quoted prices is needed, and an adjustment to the transactions or quoted prices may be necessary to estimate fair value. The Company adopted this guidance for the interim reporting period ending March 31, 2009 and it did not have a material impact on the Company’s consolidated financial position or results of operations.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SAB 111 — In April 2009, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 111 (“SAB 111”). SAB 111 amends Topic 5.M in the Staff Accounting Bulletin series entitled Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities. On April 9, 2009, the FASB issued new guidance impacting FASB ASC 320-10, Investments — Debt and Equity Securities (FASB Staff Position No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments). SAB 111 maintains the previous views related to equity securities and amends Topic 5.M to exclude debt securities from its scope. SAB 111 was effective for the Company as of March 31, 2009. There was no material impact to the Company’s consolidated financial position or results of operations upon adoption.

SAB 112 — In June 2009, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 112 (“SAB 112”). SAB 112 revises or rescinds portions of the interpretative guidance included in the Staff Accounting Bulletin series in order to make the interpretative guidance consistent with the recent pronouncements by the FASB, specifically FASB ASC 805 and FASB ASC 810-10 (SFAS No. 141(R) and SFAS No. 160). SAB 112 was effective for the Company as of June 30, 2009. There was no material impact to the Company’s consolidated financial position or results of operations upon adoption.

FASB ASC 323 — In November 2008, the FASB Emerging Issues Task Force reached a consensus on FASB ASC 323, Investments — Equity Method and Joint Ventures (Issue No. 08-6, Equity Method Investment Accounting Considerations). The new guidance clarifies the accounting for certain transactions and impairment considerations involving equity method investments. An equity investor shall not separately test an investee’s underlying assets for impairment but will recognize its share of any impairment charge recorded by an investee in earnings and consider the effect of the impairment on its investment. An equity investor shall account for a share issuance by an investee as if the investor had sold a proportionate share of its investment, with any gain or loss recognized in earnings. The new guidance became effective for the Company on January 1, 2009 and did not have a material impact on the Company’s consolidated financial position or results of operations.

FASB ASC 350 — In November 2008, the FASB Emerging Issues Task Force reached a consensus on FASB ASC 350, Intangibles — Goodwill and Other (Issue No. 08-7, Accounting for Defensive Intangible Assets). The new guidance clarifies how to account for defensive intangible assets subsequent to initial measurement. The guidance applies to acquired intangible assets in situations in which an entity does not intend to actively use an asset but intends to hold the asset to prevent others from obtaining access to the asset. A defensive intangible asset should be accounted for as a separate unit of accounting with an expected life that reflects the consumption of the expected benefits related to the asset. The benefit from holding a defensive intangible asset is the direct and indirect cash flows resulting from the entity preventing others from using the asset. The new guidance was effective for intangible assets acquired on or after January 1, 2009 and did not have a material impact on the Company’s consolidated financial position or results of operations.

FASB ASC 260-10 — In June 2008, the FASB issued new guidance impacting FASB ASC 260-10, Earnings Per Share (FSP No. EITF 03-06-1, Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities). This new guidance concluded that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders and therefore are considered participating securities for purposes of computing earnings per share. Entities that have participating securities that are not convertible into common stock are required to use the “two-class” method of computing earnings per share. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. This new guidance was effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. This new guidance became effective for the Company on January 1, 2009 and did not have a material impact on the Company’s consolidated financial position or results of operations.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FASB ASC 820-10 — In August 2009, the FASB issued an update (ASC No. 2009-05, Measuring Liabilities at Fair Value) impacting FASB ASC 820-10, Fair Value Measurements and Disclosures. The update provides clarification about measuring liabilities at fair value in circumstances where a quoted price in an active market for an identical liability is not available and the valuation techniques that should be used. The update also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. This update became effective for the Company for the reporting period ending September 30, 2009 and did not have a material impact on the Company’s consolidated financial position or results of operations.

FASB ASC 820-10 — In September 2009, the FASB issued an update (ASC No. 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or its equivalent)) impacting FASB ASC 820-10, Fair Value Measurements and Disclosures. The amendments in this update permit, as a practical expedient, a reporting entity to measure the fair value of an investment that is within the scope of the amendments in this update on the basis of the net asset value per share of the investment (or its equivalent) if the net asset value of the investment is calculated in a manner consistent with the measurement principles of Topic 946, Financial Services-Investment Companies. The amendments in this update also require disclosures by major category of investment about the attributes of investments within the scope of the amendments in this update, such as the nature of any restrictions on the ability to redeem an investment on the measurement date. This update becomes effective for the Company for interim and annual reporting periods ending after December 15, 2009. The Company is currently evaluating the impact of adopting the new guidance on the consolidated financial statements, but it is not expected to have a material impact.

FASB ASC 505-20 — In January 2010, the FASB issued an update (ASC No. 2010-01, Accounting for Distributions to Shareholders with Components of Stock and Cash) impacting FASB ASC 505-20, Equity - Stock Dividends and Stock Splits. The amendments in this update clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share and is not a stock dividend. This update became effective for the Company for interim and annual periods ending after December 15, 2009 and did not have a material impact on the Company’s consolidated financial position or results of operations.

FASB ASC 810-10 — In January 2010, the FASB issued an update (ASC No. 2010-02, Accounting and Reporting for Decreases in Ownership of a Subsidiary - a Scope Clarification) impacting FASB ASC 810-10, Consolidation. The amendments in this update address implementation issues related to the changes of ownership provisions originally issued as FASB Statement 160. It also improves the disclosures related to retained investments in a deconsolidated subsidiary or a preexisting interest held by an acquirer in a business combination. This update became effective for the Company for interim and annual periods ending after December 15, 2009 and did not have a material impact on the Company’s consolidated financial position or results of operations.

FASB ASC 820-10 — In January 2010, the FASB issued an update (ASC No. 2010-06, Improving Disclosures about Fair Value Measurements) impacting FASB ASC 820-10, Fair Value Measurements and Disclosures. The amendments in this update require new disclosures about significant transfers in and out of Level 1 and Level 2 fair value measurements. The amendments also require a reporting entity to provide information about activity for purchases, sales, issuances and settlements in level 3 fair value measurements and clarify disclosures about the Level of disaggregation and disclosures about inputs and valuation techniques. This update becomes effective for the Company for interim and annual reporting periods beginning after December 15, 2009. The Company is currently evaluating the impact of adopting the new guidance on the consolidated financial statements.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Securities

The Company’s investments in securities are classified in two categories and accounted for as follows:

Securities Held-to-Maturity   Bonds, notes and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts.

Securities Available-for-Sale Bonds, notes, debentures and equity securities not classified as securities to be held-to-maturity and are carried at fair value with unrealized holding gains and losses, net of tax, reported as a separate component of other comprehensive income until realized.  The Company classifies all new purchases of securities as “available-for-sale”.

Purchase premiums and discounts are recognized in interest income on the straight-line basis over the term of the securities, which approximates the interest method.  Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.  Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method and are reported as other income in the Statements of Income.

The Company has no derivative financial instruments required to be disclosed under FASB ASC 815-10 Derivatives and Hedging (SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities.)

Restricted Securities

Restricted equity securities consist of stock in Federal Home Loan Bank of Pittsburgh (“FHLB-Pittsburgh”) and, Atlantic Central Bankers Bank (“ACBB”) and do not have a readily determinable fair value because their ownership is restricted, and they can be sold back only to the FHLB-Pittsburgh, ACBB, or to another member institution. Therefore, these securities are classified as restricted equity investment securities, carried at cost, and evaluated for impairment. At December 31, 2009, the Company held $1,106,000 in stock of FHLB-Pittsburgh, and $37,000 in stock of ACBB. At December 31, 2008, the Company held $1,053,000 in stock of the FHLB-Pittsburgh and $37,000 in stock of ACBB.

The Company evaluated its holding of restricted stock for impairment and deemed the stock to not be impaired due to the expected recoverability of cost, which equals the value reflected within the Company’s consolidated financial statements. The decision was based on several items ranging from the estimated true economic losses embedded within FHLB’s mortgage portfolio to the FHLB’s liquidity position and credit rating. The Company utilizes the impairment framework outlined in GAAP to evaluate stock for impairment. The following factors were evaluated to determine the ultimate recoverability of the cost of the Company’s restricted stock holdings; (i) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted; (ii) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB; (iii) the impact of legislative and regulatory changes on the institutions and, accordingly, on the customer base of the FHLB; (iv) the liquidity position of the FHLB; and (v) whether a decline is temporary or whether it affects the ultimate recoverability of the FHLB stock based on (a) the materiality of the carrying amount to the member institution and (b) whether an assessment of the institution’s operational needs for the foreseeable future allow management to dispose of the stock. Based on the analysis of these factors, the Company determined that its holdings of restricted stock were not impaired at December 31, 2009 and 2008.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loans

Loans are stated at the principal amount outstanding, net of any unearned income, and the allowance for loan losses. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to yield using the interest method over the contractual lives of the loans. Interest on mortgage and commercial loans is calculated at the time of payment based on the current outstanding balance of the loan.  Interest on consumer loans is recognized on the simple interest method.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management’s periodic evaluation of the adequacy of the allowance is based on the Company’s past loan loss experience, known and inherent losses in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral and current economic conditions.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.  Management determines the significance of payments delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.  Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment.  Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Uncollectible interest on loans that are contractually past due 90 days or more is credited to an allowance established through management’s periodic evaluation. The allowance is established by a charge to interest income equal to all previously accrued interest on these loans, and income is subsequently recognized thereafter only to the extent that cash payments are received until, in management’s judgment, the borrower’s ability to make periodic interest and principal payments resumes on a contractual basis in which case the loan is returned to accrual status.

Mortgage Partnership Finance Program

The Bank participates in the Mortgage Partnership Finance (MPF) Program of the Federal Home Loan Bank of Pittsburgh (FHLB). The program is intended to provide member institutions with an alternative to holding fixed-rate mortgages in their loan portfolios or selling them in the secondary market. An institution participates in the MPF Program by either originating individual loans on a “flow” basis as an agent for the FHLB pursuant to the “MPF 100 Program” or by selling, as a principal, closed loans owned by an institution to the FHLB pursuant to one of the FHLB’s closed-loan programs. Under the MPF Program(s), credit risk is shared by the participating institution and the FHLB by structuring the loss exposure in several layers, with the participating institution being liable for losses after application of an initial layer of losses (after any private mortgage insurance) is absorbed by the FHLB, subject to an agreed-upon maximum amount of such secondary credit enhancement which is intended to be in an amount equivalent to a “AA” credit risk rating by a rating agency. The participating institution may also be liable for certain first layer losses after a specified period of time. The participating institution receives credit enhancement fees from the FHLB for providing this credit enhancement and continuing to manage the credit risk of the MPF Program loans. Participating institutions are also paid specified servicing fees for servicing the loans.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Transfers involving sales with the Bank acting as principal are accounted for in accordance with FASB ASC 860-10 Transfers and Servicing (SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities) with the recognition of gains and losses on the sale and related mortgage servicing rights.

The credit enhancement feature of the MPF Program is accounted for by the Bank as a financial guarantee in accordance with FASB ASC 460-10 Guarantees (FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others) and reported on the balance sheet at its initial fair value. Subsequent changes in the recorded guarantee amount would result from termination of any portion or all of the guarantee, additional guarantees being issued or increases in the expected losses resulting from the guarantee. Such changes in recorded amounts are recognized in the consolidated statements of income or as an increase in the offsetting guarantee fees receivable account in the case of additional guarantees being issued.

Loan Servicing

The Company generally retains the right to service mortgage loans sold to others.  The cost allocated to the mortgage servicing rights retained has been recognized as a separate asset and is being amortized in proportion to and over the period of estimated net servicing income.

Mortgage servicing rights are periodically evaluated for impairment based on the fair value of those rights.  Fair values are estimated using discounted cash flows based on current market rates of interest and current expected future prepayment rates.  For purposes of measuring impairment, the rights must be stratified by one or more predominant risk characteristics of the underlying loans.  The Company stratifies its capitalized mortgage servicing rights based on the term of the underlying loans.  The amount of impairment recognized is the amount, if any, by which the amortized cost of the rights for each stratum, exceed their fair value.

Premises and Equipment

The Company operates from one leased and four owned facilities.  Land is carried at cost.  Premises and equipment are stated at cost less accumulated depreciation.  Provision for depreciation, computed on the straight-line method and accelerated method, is charged to operating expenses over the estimated useful lives of the assets.  Maintenance and repairs are charged to operating expense as incurred.
The estimated useful lives used to compute depreciation are as follows:

Years
Buildings	19 – 39
Furniture and equipment	5 – 10

Foreclosed Real Estate

Foreclosed real estate is carried at the lower of cost or fair value at the time of foreclosure.  Management periodically performs valuations and a loss is recognized by a charge to operations if the carrying value of a property exceeds its net realizable value.  Additional costs associated with holding the properties are expensed as incurred.  The balance of foreclosed real estate was $88,000 at December 31, 2009. There was no foreclosed real estate at December 31, 2008.

Bank Owned Life Insurance

The Company invests in Bank Owned Life Insurance (BOLI) with split-dollar life provisions. Purchases of BOLI provide life insurance coverage on certain employees with the Company being the owner and beneficiary of the policies.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Treasury Stock

Stock held in treasury is accounted for using the cost method which treats stock held in treasury as a reduction to total stockholders’ equity.  The cost basis for subsequent sales of treasury shares is determined using a first-in, first-out method.

Postretirement Employee Benefits

The Company provides postretirement benefits in the form of term life insurance and health insurance coverage for a limited period of time.  The costs are funded as incurred and are not significant to the accompanying consolidated financial statements.

Advertising Expenses

Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2009 were $43,000 compared to $46,000 for the year ended December 31, 2008.

Income Taxes

Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates of the date of enactment.

The Company adopted the provisions of FASB ASC 740-1-25 Income Taxes Recognition (FIN 48, Accounting for Uncertainty in Income Taxes,) on January 1, 2007.  When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company does not have any unrecognized tax benefits at December 31, 2009 and 2008 or during the years then ended. No unrecognized tax benefits are expected to arise within the next twelve months.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the consolidated statements of income. No interest or penalties for income taxes were recognized during the years ended December 31, 2009 and 2008.

Cash Flows

For purposes of the Statements of Cash Flows, cash and due from banks include cash on hand, demand deposits at other financial institutions (including cash items in process of clearing) and federal funds sold.  Cash flows from loans and deposits are reported net.

The Company may, from time to time, maintain correspondent bank balances in excess of $250,000 each.  Management is not aware of any evidence that would indicate that such deposits are at risk.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Earnings Per Share

Basic earnings per share is computed on the weighted average number of common shares outstanding during each year, adjusted for unearned shares of the ESOP, as prescribed in FASB – ASC 260-10 Earnings per share SFAS No. 128, Earnings Per Share.   Diluted earnings per share include common shares issuable upon exercise of employee stock options (Note 10) as follows:

December 31, 2009	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Basic EPS
Income available	$787,257	1,376,069	$0.57
Options includable	-	7,125	-
Diluted EPS	$787,527	1,383,194	$0.57

December 31, 2008	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Basic EPS
Income available	$354,000	1,518,560	$0.23
Options includable	-	101	-
Diluted EPS	$354,000	1,518,661	$0.23

Reclassifications

Certain amounts in the consolidated financial statements for 2008 have been reclassified to conform to presentations used in the 2009 consolidated financial statements. Such reclassifications had no effect on the company’s consolidated financial position or net income.

Subsequent Events

Management has evaluated subsequent events through March 31, 2010, the date the consolidated statements were issued.  On March 23, 2010, the Board of Directors of North Penn Bancorp, Inc., the holding company for North Penn Bank, declared a quarterly cash dividend of $.04 per share and a special cash dividend of $0.05 per share on its outstanding common stock, both dividends payable on or about April 30, 2010 to stockholders of record as of the close of business on April 15, 2010.

NOTE 2 - INVESTMENT SECURITIES

The amortized cost and fair value of investment securities at December 31 are as follows:

	2009
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In Thousands)
Available-for-sale
U.S. Agency securities	$1,500	$18	$-	$1,518
Mortgage-backed securities	2,662	89	-	2,751
State & political subdivisions	8,719	142	6	8,855
Other bonds	4,969	164	43	5,090
Total debt securities	17,850	413	49	18,214
Equity securities	1,591	15	422	1,184
Total available-for-sale	$19,441	$428	$471	$19,398

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 2 - INVESTMENT SECURITIES (CONTINUED)

	2008
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale	(In Thousands)
U.S. Agency securities	$3,000	$16	$-	$3,016
Mortgage-backed securities	5,074	68	-	5,142
State & political subdivisions	8,529	20	338	8,211
Other bonds	3,017	38	189	2,866
Total debt securities	19,620	142	527	19,235
Equity securities	1,371	11	324	1,058
Total available-for-sale	$20,991	$153	$851	$20,293

The amortized cost and fair value of debt securities at December 31, 2009, by contractual maturity, are shown below.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available for Sale
	Amortized Cost	Fair Value
	(In Thousands)
Due in one year or less	$3,690	$3,737
Due after one year through five years	4,655	4,709
Due after five years through ten years	5,192	5,382
Due after ten years	4,313	4,387
Total debt securities	$17,850	$18,215

There were no aggregate investments with a single issuer (excluding the U.S. Government and its agencies) which exceeded ten percent of consolidated shareholders’ equity at December 31, 2009. The quality rating of the obligations of state and political subdivisions are generally investment grade, as rated by Moody’s or Standard and Poors. The typical exceptions may be local issues which may not be rated, but would be secured by the full faith and credit obligations of the communities that would issue these securities. The state and political subdivision investments are actively traded in a liquid market.

Proceeds from sales of available-for-sale securities totaled $76,000 and $28,000 during 2009 and 2008, respectively.  Gross gains realized from the sale of securities totaled $8,000 and $1,000 for the years ended December 31, 2009 and 2008, respectively.

Securities available-for-sale with amortized costs and fair values of $11,312,000 and $11,030,000 at December 31, 2009 and $12,726,000 and $12,395,000, at December 31, 2008 were pledged as collateral on public deposits with the FHLBank of Pittsburgh.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 2 - INVESTMENT SECURITIES (CONTINUED)

The gross fair value and unrealized losses of the Company’s investments, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, at December 31, 2009 and 2008 are as follows:

	Less than 12 months		12 months or more		Totals
	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
	(In Thousands)
U.S. Agency securities	$-	$-	$-	$-	$-	$-
Mortgage-backed securities	-	-	-	-	-	-
State & political subdivisions	293	6	-	-	293	6
Other bonds			921	43	921	43
Equity securities	354	114	575	308	929	422
Total	$647	$120	$1,496	$351	$2,143	$471

	Less than 12 months		12 months or more		Totals
	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
	(In Thousands)
U.S. Agency securities	$-	$-	$-	$-	$-	$-
Mortgage-backed securities	-	-		-	-	-
State & political subdivisions	6,678	338	-	-	6,678	338
Other bonds	1,795	189	-	-	1,795	189
Equity securities	490	87	454	237	944	324
Total	$8,963	$614	$454	$237	$9,417	$851

The table at December 31, 2009 includes 20 securities that have losses for less than twelve months and 31 securities that have been in an unrealized loss position for twelve or more months.

U.S. Agency Securities  There were no unrealized losses on the Company’s investments in direct obligations of U.S. government agencies at December 31, 2009.

Mortgage-Backed Securities   There were no unrealized losses on the Company’s investments in federal agency mortgage-backed securities at December 31, 2009.

State & Political Subdivisions   There was one unrealized loss in state and municipal subdivision security for less than twelve months at December 31, 2009.

Other Bonds   There was one unrealized loss in other bonds for twelve months or more at December 31, 2009.

Equity Securities At December 31, 2009, there were unrealized losses in 19 equity securities for the less than twelve month category and unrealized losses in 30 equity securities for twelve months or more.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 2 - INVESTMENT SECURITIES (CONTINUED)

The Company invests in various forms of agency debt including mortgage backed securities and callable debt. The mortgage backed securities are issued by FHLMC (Federal Home Loan Mortgage Company) of FNMA (Federal National Mortgage Association). The municipal securities consist of general obligations and revenue bonds. The equity securities consist of stocks in other bank holding companies.  The fair market value of the above securities is influenced by market interest rates, prepayment speeds on mortgage securities, bid to offer spreads in the market place and credit premiums for various types of agency debt. These factors change continuously and therefore the market value of these securities may be higher or lower that the Company’s carrying value at any measurement date. Management does not believe any of their 51 securities in an unrealized position as of December 31, 2009 represents an other-than-temporary impairment. The Company has the ability to hold the remaining securities contained in the above table for a time necessary to recover the cost.

Management evaluates securities for other-than-temporary impairment (“OTTI”) at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. Investment securities classified as available-for-sale or held-to-maturity are generally evaluated for OTTI under FASB ASC 320 (SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities). In determining OTTI under the FASB 320 (SFAS No. 115) model, management considers many factors, including (1) the length of time and the extent to which the fair value has been less than cost , (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions; and (4) whether the entity has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgement and is based on the information available to management at a point in time.

When other-than-temporary impairment occurs, the amount of the other-than-temporary impairment recognized in earnings depends on whether an entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss. If an entity intends to sell or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment shall be recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period loss, the other-than-temporary impairment shall be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total other-than-temporary impairment related to the other factors shall be recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the other-than-temporary impairment recognized in earnings shall become the new amortized cost basis of the investment.

The Company’s investment in equity securities consists entirely of bank stocks.  The unrealized losses are from forty bank stocks due to market fluctuation.  The Company also reviews investment debt securities on an ongoing basis for the presence of other than temporary impairment (“OTTI”).  An impairment that is an “other-than-temporary-impairment” is a decline in the fair value of an investment below its amortized cost attributable to factors that indicate the decline will not be recovered over the anticipated holding period of the investment. Other-than-temporary-impairments result in reducing the security’s carrying value by the amount of credit loss. The credit component of the other-than-temporary impairment loss is realized through the statement of income and the remainder of the loss remains in other comprehensive income.  After our review, we concluded that two securities were impaired. OTTI losses of $38,000 on these securities were recognized during the fourth quarter 2009.  In accordance, with FASB ASC 320, the impairment was deemed credit related and run entirely through the statement of  income.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 3 - LOANS RECEIVABLE

Loans receivable consist of the following at December 31, 2009 and 2008:

	2009	2008
	(In Thousands)
Real estate mortgages
Construction and land development	$327	$546
Residential, 1 – 4 family	47,439	44,986
Residential, multi-family	908	1,147
Commercial	60,269	53,448
Total real estate mortgages	108,943	100,127
Commercial	3,368	1,796
Consumer	3,719	5,353
Total loans	116,030	107,276
Allowance for loan losses	1,484	1,170
Total loans, net	$114,546	$106,106

The Bank is subject to a loans-to-one-borrower limitation of 15% of capital funds.  At December 31, 2009, the loans-to-one-borrower limitation was $2,500,500.  At December 31, 2009, there were no loans outstanding or committed to any one borrower that individually or in the aggregate exceeds that limit.

The Bank lends primarily to customers in its local market area.  Most loans are mortgage loans, which include loans secured by commercial and residential real estate and construction loans.  Accordingly, lending activities could be affected by changes in the general economy, the regional economy, or real estate values. At December 31, 2009 and 2008, mortgage loans totaled $108,943,000 and $100,127,000 respectively.  Mortgage loans represent 93.9% of total gross loans at December 31, 2009 and 93.3% of total gross loans at December 31, 2008.

Nonaccrual loans represent loans, which are ninety days or more in arrears or in the process of foreclosure.  These loans totaled approximately $1,774,000 and $1,107,000 at December 31, 2009 and 2008, respectively.  The allowance for loan losses allocated to impaired loans was $345,000 and $42,000 at December 31, 2009 and 2008, respectively.  Additional interest income that would have been earned under the original terms of such loans would have amounted to $45,000 and $30,000 for the years ended December 31, 2009 and 2008, respectively.

The following is a summary of the activity of the allowance for loan losses:

	2009	2008
	(In Thousands)
Balance, beginning of year	$1,170	$1,171
Provision for loan losses	475	31
Recoveries	10	18
Loans charged-off	(171)	(50)
Balance, end of year	$1,484	$1,170

From time to time, the Company may agree to modify the contractual terms of a borrower’s loan. In cases where such modifications represent a concession to a borrower experiencing financial difficulty, the modification is considered a troubled debt restructuring. Loans modified in a troubled debt restructuring are placed on non-accrual status until the Company determines the future collection of principal and interest is reasonably assured, which generally requires that the borrower demonstrate a period of performance according to the restructured terms of six months. At December 31, 2009, there were no loans classified as troubled debt restructurings.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 4 – LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets.  The unpaid principal balance of mortgage loans serviced for others was $4,176,000 at December 31, 2009 and $5,147,000 at December 31, 2008.

NOTE 5 - PREMISES AND EQUIPMENT, NET

Premises and equipment at December 31, 2009 and 2008 are summarized as follows (in thousands):

	2009	2008
Land and improvements	$1,273	$1,273
Building and improvements	5,399	5,399
Furniture and equipment	1,928	1,858
	8,600	8,530
Less: Accumulated depreciation and amortization	4,635	4,404
Premises and equipment, net	$3,965	$4,126

Depreciation expense was $232,000 and $259,000 for the years ended December 31, 2009 and 2008, respectively.

NOTE 6 - DEPOSITS

Deposits consist of the following major classifications at December 31, 2009 and 2008:

	2009		2008
	Amount	% of total deposits	Amount	% of total deposits
	(In Thousands)
Non-interest checking	$8,785	7.1%	$6,985	7.0%
Interest checking	7,916	6.4	10,221	10.3
Money market	7,598	6.1	11,631	11.7
Savings	33,779	27.2	26,616	26.9
Time deposits	65,977	53.2	43,700	44.1
Total	$124,055	100%	$99,153	100%

Time deposit accounts of $100,000 and over totaled approximately $16,844,000 at December 31, 2009. Time deposit accounts of $100,000 and over totaled approximately $10,893,000 at December 31, 2008.

At December 31, 2009 and 2008, scheduled maturities of time deposits were as follows:

Maturing in:	2009	2008
One Year	$53,587	$24,008
Two Years	6,624	15,053
Three Years	2,323	2,081
Four Years	841	1,752
Five Years	2,602	806
Thereafter	-	-
Total	$65,977	$43,700

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 6 – DEPOSITS (CONTINUED)

Interest expense on deposits consisted of the following for the years ended December 31, 2009 and 2008:

	2009	2008
Interest checking	$129	$185
Money market	102	245
Savings	449	577
Time deposits	1,815	1,661
	$2,495	$2,668

NOTE 7 – OTHER BORROWINGS

Short-Term Borrowings

The Company has a line of credit with the FHLB for short term borrowings varying from one day to three years.  Advances on this line must be secured by “qualifying collateral” as defined in the agreement and bear interest at fixed or variable rates as determined at the date advances are made.  The line expires in June, 2011.

At December 31, 2009, the Company had no overnight funds.  At December 31, 2008, the Company borrowed $7,648,000 in overnight funds with interest at .59%.

The Company’s maximum overnight borrowing outstanding at any month-end during the year was $3,985,000. The average amount outstanding for the year ended December 31, 2009 amounted to $909,000 and the average interest rate was 1.08%.

Term Borrowings

The Company also has two term loans from the FHLB.  One is a $5 million term loan at a fixed rate of 6.19%, which was issued in July of 2000, and matures July of 2010.  The loan requires monthly interest payments, with the principal due at maturity. The other loan is $7 million issued in July of 2005 and matures July of 2015.  The interest rate is fixed at 4.34%, for two years, at which time the FHLB has the option to convert it to an adjustable rate if the related index reaches the strike rate of 8.00% (0.11% as of December 31, 2009).  Interest is due quarterly and the principal is due at maturity.

All of the above borrowings are secured by the Company’s mortgages.

The Company’s collateralized maximum borrowing capacity with FHLBank of Pittsburgh was $63,471,000 as of December 31, 2009.

NOTE 8 – RETIREMENT PLANS

Defined Benefit Plan

The Company participates in the Financial Institution Retirement Fund (the Fund) administered by the Pentegra Group. The Fund operates as a multi-employer plan for accounting purposes under FASB ASC 715 Compensation Retirement Benefits (SFAS) No. 87 Employers’ Accounting for Pensions. As such, the annual pension expense to be recorded is defined as the amount of the required annual contribution.

The Fund covers all employees who have met the stated age and service requirements. A benefit formula provides for retirement benefits that are calculated as a percentage of salary during their working career, as defined. More details can be found in the plan document. In February, 2009, the Bank’s Board of Directors authorized the freezing of benefits within the defined benefit plan as of April 1, 2009.

For the plan years ending June 30, 2009 and 2008, the required contributions due were $48,000 and $94,000 respectively. The required contribution for Plan year ending June 30, 2010 is $21,000.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 8 – RETIREMENT PLANS (CONTINUED)

401(k) Plan

The Bank also sponsors a 401(k) Plan (the Plan). The Plan covers all employees who meet age and service requirements. Participants in the Plan are permitted to make contributions up to 20% of their compensation. In March, 2009, the Board of Directors approved an increase in matching employees’ contributions within the Bank’s existing 401k plan from 50% of the first 6% to 100% of the first 6% as of April 1, 2009. We estimate that the increased cost of higher matching will be approximately $26,000 for 2009. Employer contributions to the Plan amounted to $45,000 and $26,000 for the years ended December 31, 2009 and 2008, respectively.

Employee Stock Ownership Plan

In connection with the initial public offering, the Company adopted an employee stock ownership plan for eligible employees of North Penn Bank effective June 1, 2005. Eligible employees who are 21 years old and employed by the Bank as of the effective date of the offering begin participating in the plan as of that date. Thereafter, new employees of the Bank who are 21 years old and have been credited with at least one year of service with North Penn Bank will be eligible to participate in the employee stock ownership plan as of the first entry date following their completion of the plan’s eligibility requirements. The ESOP used $545,000 in proceeds from a term loan obtained from the Company to purchase 58,106 shares of the Company’s common stock. The term loan principal is payable in fifteen equal annual installments. Interest is at prime plus .5% and payable quarterly. Each year, the Bank intends to make discretionary contributions to the ESOP which will be equal to the required principal and interest payments on the term loan. The loan is further paid down by the amount of dividends paid, if any, on the common stock owned by the ESOP.

As part of the Company’s second step conversion, a second ESOP loan in the amount of $680,000 was obtained by North Penn Bank from North Penn Bancorp to purchase an additional 68,000 shares of common stock. The loan is payable in twenty, equal, annual installments. Interest is at 7.75% and payable quarterly. The loan is further paid down by the amount of dividends paid, if any, on the common stock owned by the ESOP.

Shares purchased with the loan proceeds are initially pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account will be allocated among participants on the basis of compensation.

The ESOP is accounted for in accordance with FASB ASC 718-40 Compensation – Stock Compensation –Employee Stock Purchase Plans SOP 93-6, Employers’ Accounting for Employee Stock Ownership Plans. The shares pledged as collateral are deducted from stockholders’ equity as unearned ESOP shares in the accompanying consolidated balance sheets. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for EPS computations.

For the year ended December 31, 2009, compensation expense amounted to $82,000.  At December 31, 2009, total ESOP shares amounted to 125,830, with 32,962 shares allocated and 92,868 shares unearned.  The fair value of unearned shares amounted to $859,000 at December 31, 2009.

For the year ended December 31, 2008, compensation expense amounted to $52,000.  At December 31, 2008, total ESOP shares amounted to 125,830, with 25,241 shares allocated and 100,589 shares unearned.  The fair value of unearned shares amounted to $729,000 at December 31, 2008.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 8 – RETIREMENT PLANS (CONTINUED)

Supplemental Executive Retirement Plan

Effective July 1, 2004, the Company established an unfunded supplemental executive retirement plan to provide certain officers with additional benefits upon termination or retirement. The Company expensed $56,000 and $31,000 for the years ended December 31, 2009 and 2008 respectively in the accompanying consolidated financial statements.
.
NOTE 9 - OMNIBUS STOCK OPTION PLAN

Stock Awards. In May of 2006, the Company's stockholders approved the 2006 Omnibus Stock Option Plan, under which the Company reserved 101,685 shares of common stock for future issuance. The Plan provides for grants of stock options and restricted stock awards. Only present and future employees and directors are eligible to receive incentive awards under the 2006 Omnibus Plan.  The Company believes that such awards better align the interests of its employees with its stockholders.

On May 26, 2009, the Company’s stockholders approved the 2009 Equity Incentive Plan. The Board of Directors has reserved a total of 119,000 shares of common stock for issuance upon the grant or exercise of awards made pursuant to the 2009 Plan.   The Plan provides for grants of stock options and restricted stock awards. All of the Company’s employees, officers, and directors are eligible to participate in the 2009 Plan.

The exercise price and vesting of both plans are determined by the Board of Directors at the date of grant. Options generally vest over five years, and expire ten years after the date of grant. Certain option and stock awards provide for accelerated vesting if there is a change in control (as defined in the Plan).

Stock Grants. Restricted stock grants totaling 5,323 shares were awarded on September 26, 2006 having a fair value of $54,000. The grants vest over five years. The market value as of the grant date of the restricted stock grants is charged to expense as the grants vest. During 2009, 874 shares vested at fair value of $8,900.

Restricted stock grants totaling 21,229 shares were awarded on May 28, 2008 having a fair value of $175,000. The grants vest over five years. During 2009, 4.310 shares vested at a fair value of $36,000. The market value as of the grant date of the restricted stock grants is charged to expense as the grants vest.

On May 9th, 2009, restricted stock grants totaling 500 shares were awarded having a fair value of $4,300.  The grants vest over five years.  The market value as of the grant date of the restricted stock grants is charged to expense as the grants vest.

Restricted stock grants totaling 17,611 shares were awarded on November 4, 2009, having a fair value of $158,000.  The grants vest over five years.  The market value as of the grant date of the restricted stock grants is charged to expense as the grants vest.

 Compensation expense for all stock grants was $49,000 in 2009.

Stock Options. Stock options covering 29,484 shares of common stock were awarded on September 26, 2006. The option awards were granted with an exercise price equal to the average price of the last trade date.  The stock options vest and therefore become exercisable on a pro rata basis annually over five years from the date awarded, commencing September 26, 2007. The options are available to be exercised for a period of ten years after the date awarded.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 9 - OMNIBUS STOCK OPTION PLAN (CONTINUED)

The fair value of each option grant was estimated to be $3.86 on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period:

Dividend Yield (per share)	$0.12
Volatility (%)	3.76%
Risk-free Interest Rate (%)	4.76%
Expected Life	10 years

An additional set of stock options covering 3,766 shares were awarded on October 23, 2007. The option awards were granted with an exercise price equal to the average price of the last trade date.  The stock options vest and therefore become exercisable on a pro rata basis annually over five years from the date awarded, commencing October 27, 2008. The options are available to be exercised for a period of ten years after the date awarded.

The fair value of each option grant was estimated to be $3.64 on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period:

Dividend Yield (per share)	$0.12
Volatility (%)	19.00%
Risk-free Interest Rate (%)	4.01%
Expected Life	10 years

An additional set of stock options covering 34,997 shares were awarded on May 28, 2008. The option awards were granted with an exercise price equal to the average price of the last trade date.  The stock options vest and therefore become exercisable on a pro rata basis annually over five years from the date awarded, commencing May 28, 2009. The options are available to be exercised for a period of ten years after the date awarded.

The fair value of each option grant was estimated to be $3.18 on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period:

Dividend Yield (per share)	$0.12
Volatility (%)	29.24%
Risk-free Interest Rate (%)	1.89%
Expected Life	10 years

An additional set of stock options covering 1,000 shares were awarded on May 11, 2009. The option awards were granted with an exercise price equal to the average price of the last trade date.  The stock options vest and therefore become exercisable on a pro rata basis annually over five years from the date awarded, commencing May 11, 2010. The options are available to be exercised for a period of ten years after the date awarded.

The fair value of each option grant was estimated to be $3.18 on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period:

Dividend Yield (per share)	$0.12
Volatility (%)	29.24%
Risk-free Interest Rate (%)	1.89%
Expected Life	10 years

This group of options was forfeited at December 31, 2009.

An additional set of stock options covering 41,872 shares were awarded on November 4, 2009. The option awards were granted with an exercise price equal to the average price of the last trade date.  The stock options vest and therefore become exercisable on a pro rata basis annually over five years from the date awarded, commencing November 4, 2010. The options are available to be exercised for a period of ten years after the date awarded.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

 NOTE 9 - OMNIBUS STOCK OPTION PLAN (CONTINUED)

The fair value of each option grant was estimated to be $2.79 on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period:

Dividend Yield (per share)	$0.12
Volatility (%)	29.24%
Risk-free Interest Rate (%)	1.89%
Expected Life	6.25 years

Exercise prices of options outstanding at December 31, 2009 ranged from $8.25 to $10.21.  The outstanding options at December 31, 2009 have an intrinsic value, which is the amount of the underlying stock exceeds the exercise price, of $55,000

During the year ended December 31, 2009, the Company recorded options expense of $54,000 included in “Salaries and employee benefits” on the accompanying consolidated financial statements. As of December 31, 2009, there was approximately $521,000 of total unrecognized compensation cost related to unvested options and grants. That cost is expected to be recognized over a weighted-average period of 5 years. The Company plans on obtaining shares to be issued upon exercise of stock options through authorized common stock.

	Number of Shares	Weighted – Average Exercise Price	Weighted – Average Remaining Contractual Term
Outstanding, January 1, 2009	62,879	$9.11	-
Granted	43,258	$8.99	-
Exercised	-	-	-
Forfeited or expired	(1,500)	$8.67	-
Outstanding, December 31, 2009	104,637	$9.44	8.7
Exercisable, December 31, 2009	23,761	$10.37	7.4

	Stock Options		Restricted Stock
Nonvested shares	Number of Shares	Weighted- Average Grant-Date Fair Value	Number of Shares	Weighted- Average Grant-Date Fair Value
Nonvested, January 1, 2009	52,080	$3.40	22,992	$8.47
Granted	42,872	$2.79	18,111	$8.99
Vested	(12,576)	$3.84	(4,949)	$8.90
Forfeited	(1,500)	$3.71	(750)	$8.67
Nonvested, December 31, 2009	80,876	$3.40	35,404	$8.81

NOTE 10 - INCOME TAXES

The Company and its subsidiary file a consolidated Federal income tax return.  North Penn Bancorp, Inc. and Norpenco, Inc. each file a Pennsylvania corporate tax report and North Penn Bank files a Pennsylvania Mutual Thrift Earnings Report.

Retained earnings at December 31, 2009 and 2008, included approximately $1.2 million representing accumulated bad debt reserves in excess of actual experience, for which no provision for Federal income taxes has been made, in accordance with FASB ASC 740-10-25 Income Taxes – Recognition and Accounting Principles Board Statement No. 23, Accounting for Income Taxes – Special Areas...  These amounts represent an allocation of income to bad debt deductions for tax purposes only.  If anything other than tax bad debt losses are charged to this accumulated bad debt reserve, taxable income would be created at the then-current corporate tax rates.  The unrecorded deferred income tax liability related to

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 10 - INCOME TAXES (CONTINUED)

this at 34% was $418,000 at December 31, 2009 and 2008. The Company’s liquidity and capital position causes management to believe that these tax restrictions will not be violated.

Total income tax expense (benefit) for the years ended December 31, 2009 and 2008, is as follows:

	2009	2008
Federal:	(In Thousands)

Currently payable	$234	$86
Deferred tax benefit	(240)	-
Total Federal taxes	(6)	86

State:
Currently payable	96	67
Deferred tax expense	(5)	-
Total State taxes	91	67
Total income tax expense	$85	$153

A reconciliation of income taxes at statutory rates (34% for both years) to the actual income tax provision reported in the Consolidated Statements of Income is as follows:

	2009	2008
	(In Thousands)
Tax expense at statutory rate on pretax income	$296	$172
Bank owned life insurance income	(51)	(18)
State income taxes	91	67
Tax exempt interest income	(111)	(87)
Tax effect of deferred compensation asset	(90)	-
Tax effect of other items, net	(50)	19
Applicable income tax expense	$85	$153
Effective tax rate	10%	30%

Significant deferred tax assets and liabilities at December 31, 2009 and 2008 are as follows:

	2009	2008
	(In Thousands)
Deferred tax assets:
Allowance for loan losses	$480	$354
Contribution carryover	94	129
Deferred compensation	90	-
AMT credits	79	-
Unrealized security losses	41	238
Other	66	-
	850	721
Less valuation allowance	(145)	(64)
Total	$705	$657

The Company has provided valuation allowances of $66,000 on contribution carryforwards and $79,000 on AMT credit carryforwards to reduce the total amount that management believes will ultimately be realized.  Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carry forwards are expected to be available to reduce taxable income.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 11 – ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income(loss) of $458,000 and ($370,000) for years ended December 31, 2009 and 2008, respectively, consisted entirely of unrealized gains and losses on available-for-sale securities, net of tax.

A reconciliation of other comprehensive income(loss) for the years ended December 31, 2009 and 2008, are as follows:

	2009
	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
	(In Thousands)
Unrealized losses on available-for-sale securities:
Unrealized holding losses arising during the year	$693	$(230)	$463
Less: Reclassification adjustment for net Gains realized in income	(8)	(3)	(5)
Net unrealized losses	$685	$(227)	$458

	2008
	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
	(In Thousands)
Unrealized losses on available-for-sale securities:
Unrealized holding losses arising during the year	$(560)	$191	$(369)
Less: Reclassification adjustment for net Gains realized in income	1	-	1
Net unrealized gains	$(561)	$191	$(370)

NOTE 12 - GUARANTEES

FASB ASC 460-10 Guarantees FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45), requires certain guarantees to be recorded at fair value as a liability at inception and when a loss is probable and reasonably estimable, as those terms are defined in FASB ASC 450 Contingencies SFAS Statement No. 5, Accounting for Contingencies (FAS 5) and also requires a guarantor to make significant new disclosures even when the likelihood of making any payments under the guarantee is remote.

In September 2006, the Bank executed a Mortgage Partnership Finance (MPF) Master Commitment (the Commitment) with the FHLBank of Pittsburgh (FHLB) to deliver $10.0 million of mortgage loans and to guarantee the payment of any realized losses that exceed the FHLB’s first loss account for mortgages delivered under the Commitment.  The Bank receives credit enhancement fees from the FHLB for providing this guarantee and continuing to manage the credit risk of the MPF Program mortgage loans.  The term of the Commitment and guarantee per the Master Commitment is through September 25, 2009. The maximum potential amount of future payments that the Bank is required to make under the guarantee is $450,000. Under the Commitment, the Bank agrees to service the loans and therefore, is responsible for any necessary foreclosure proceedings.  Any future recoveries on any losses would not be paid by the FHLB under the Commitment.  The Bank has not experienced any losses under these guarantees.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 13 - COMMITMENTS AND CONTINGENCIES

Financial Instruments With Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business.  These financial instruments include commitments to extend credit to meet the financing needs of its customers.  Such commitments have been made in the normal course of business and at current prevailing market terms.  The commitments, once funded, are principally to originate commercial loans and other loans secured by real estate.  The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.  The Company does not anticipate any losses as a result of these transactions.  These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets.

Commitments issued to potential borrowers of the Bank at December 31, 2009 and 2008 were as follows:

	2009	2008
	(In Thousands)

Fixed-rate commitments	$30	$625
Variable/adjustable-rate commitments	1,674	4,651
Total	$1,704	$5,276

Interest rates range from 5.625% to 6.125% for fixed rate commitments at December 31, 2009.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  These commitments include loans-in-process, available borrowings under commercial line of credit agreements and available borrowings under home equity agreements.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Operating lease

The Company has an operating lease for commercial space for its Abington Branch.  The lease commenced upon occupancy in April 1999 for a ten year period with five options to renew for three years each.  The annual lease cost is composed of minimum rent per square foot, plus a proportionate share of certain operating costs and a flat fee for the drive-up/ATM area, plus cost of living adjustments at renewal. The Company has been granted a limited right of first refusal for purchase.

The future minimum rental commitments under this lease at December 31, 2009 are as follows:

2010	50
2011	49

Total	$99

NOTE 14 - FAIR VALUE DISCLOSURES

Fair Value Measurements

Effective January 1, 2008, the Company adopted FASB ASC 820 Fair Value Measures and Disclosures SFAS No. 157, Fair Value Measurements, which, among other things, requires enhanced disclosures about assets and liabilities carried at fair value. This standard establishes a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels defined in the standard hierarchy are as follows:

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 14 - FAIR VALUE DISCLOSURES

Level I:	Quoted prices are available in active markets for identical assets or liabilities as of the record date.

Level II:
Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities include items for which quoted prices are available but traded less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III:
Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management’s best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation

Investments available for sale are recorded at fair value on a recurring basis. Loans held for sale are recorded at fair value on a nonrecurring basis based on the lower of cost or market.

The following required disclosure of the estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methodologies.  However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value.  Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.  The use of different market assumptions and/or estimation methodologies may have a material effect in the estimated fair value amounts.

The methods and assumptions used to estimate the fair values of each class of financial instrument are as follows:

Cash and cash equivalents:  The carrying amount of cash and cash equivalents approximate their fair value.

Available-for-sale and held-to-maturity securities:  Fair values for securities are based on bid prices received from securities dealers.  Restricted equity securities are carried at cost, which approximates fair value.

Loans:  The fair value of all loans is estimated by the net present value of the future expected cash flows.

Deposit liabilities:  The fair value of demand deposits, NOW accounts, savings accounts, and money market deposits is estimated by the net present value of the future expected cash flows.  For certificates of deposit, the discount rates used reflect the Bank’s current market pricing.  The discount rates used for nonmaturity deposits are the current book rate of the deposits.

Other borrowings:  The fair value of other borrowings is estimated using the rates currently offered for similar borrowings.

Accrued interest:  The carrying amounts of accrued interest approximate their fair values.

Off-balance-sheet instruments:  Commitments to extend credit are generally short-term and are priced to market at the time of funding.  Therefore, the estimated fair value of these financial instruments is nominal prior to funding.

The following table presents the assets reported on the consolidated balance sheets at their fair value as of December 31, 2009 by level within the fair value hierarchy. As required by FASB ASC 820 Fair value Measures and Disclosures, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 14 - FAIR VALUE DISCLOSURES (CONTINUED)

Assets measured at fair value on a recurring basis:

	December 31, 2009
	Level I	Level II	Level III	Total
	(In Thousands)
Assets:
Securities available-for-sale	$1,187	$18,211	$-	$19,398

	December 31, 2008
	Level I	Level II	Level III	Total
	(In Thousands)
Assets:
Securities available-for-sale	$1,022	$19,235	$36	$20,293

Fair Value of Financial Instruments

The estimated fair value of the Company’s financial instruments at December 31, 2009 and 2008 was as follows:

	2009		2008
	Carrying Amount	Estimated Fair value	Carrying Amount	Estimated Fair value
	(In Thousands)
Financial assets:
Cash and cash equivalents	$11,912	11,912	$2,274	2,274
Investments available for sale	19,398	19,398	20,293	20,293
Restricted equity securities	1,143	1,143	1,090	1,090
Loans	114,546	114,483	107,276	111,291
Accrued interest receivable	665	665	676	676
Total financial assets	$147,664	147,601	$131,609	135,624

Financial liabilities:
Deposits	$124,055	122,608	$99,153	99,577
Other borrowings	12,000	12,378	19,648	20,701
Accrued interest payable	1,002	1,002	251	251
Total financial liabilities	$137,057	135,988	$119,052	120,529
Off-balance sheet liabilities:
Commitments to extend credit	$5,251	5,251	$2,224	2,224

NOTE 15 - RELATED-PARTY TRANSACTIONS

The Company routinely enters into banking transactions with its directors and officers.  Such transactions are made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and do not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.  A summary of loans to directors and officers and related parties is as follows for the years ended December 31, 2009 and 2008:

	2009	2008
	(In Thousands)
Beginning balance	$1,327	$1,334
Additions	-	647
Collections	(260)	(654)
Ending balance	$1,067	$1,327

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 16 - LITIGATION

As previously reported, the Company’s financial results for the fourth quarter 2008 included a pre-tax charge of $475,000 for losses attributable to accounting errors.  The Company has continued reviewing, and strengthening where necessary, its internal control procedures.  On November 13, 2009, the Company recognized a net recovery of $468,000 from its insurance carrier in settlement of the Company’s insurance claim.

At December 31, 2009, the Company was neither engaged in any existing nor aware of any pending legal proceedings.  From time to time, the Company is a party to legal proceedings within the normal course of business wherein it enforces its security interest in loans made by it, and other maters of a similar nature.

NOTE 17 - DIVIDEND POLICY

Company

The Company paid a quarterly cash dividend of $0.03 in 2009.  Payments of cash dividends to our stockholders may be dependent on the payment of a cash dividend from the Bank to the Company.  The payment of cash dividends by the Bank to the Company is limited by regulations of the FDIC and the Pennsylvania Department of Banking.  The Company’s future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors including future earnings, financial conditions, cash needs, and general business conditions.  Holders of common stock will be entitled to receive dividends as and when declared by the board of directors out of funds legally available for that purpose.

Bank

The amount of dividends that may be paid by the Bank depends upon the Bank’s earnings and capital position.  The Bank may not make a distribution that would constitute a return of capital during the three-year term of the business plan submitted in connection with the stock offering.  The Bank may not make a capital distribution if, after making the distribution, it would be under capitalized.

Any payment of dividends by the Bank that would be deemed to be drawn out of its bad debt reserves would require the Bank to pay federal income taxes at the then current tax rate on the amount deemed distributed.  We do not contemplate any distribution by the Bank that would result in this type of tax liability.

As a state bank subject to the regulations of the FDIC, the Bank must obtain approval for any dividend if the total of all dividends declared in any calendar year would exceed the total of its net profits, as defined by applicable regulations, for that year, combined with its retained net profits for the preceding two years, less any required transfers to surplus.  In addition, the Bank may not pay a dividend in an amount greater than its retained earnings then on hand after deducting its losses and bad debts.  For this purpose, bad debts are generally defined to include the principal amount of loans which are in arrears with respect to interest by six months or more unless such loans are fully secured and in the process of collection.  Moreover, for purposes of this limitation, the Bank is not permitted to add the balance in its allowance for loan loss account to its undivided profits then on hand; however, it may net the sum of its bad debts as so defined against the balance in its allowance for loan loss account and deduct from undivided profits only bad debts as so defined in excess of that amount.

In addition, the FDIC is authorized to determine under certain circumstances relating to the financial condition of a bank that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof.  The payment of dividends that deplete a bank’s capital base could be deemed to constitute such an unsafe or unsound practice.

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 18 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by state and federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory – and possible additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Company’s and Bank’s financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.  The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined).  Management believes, as of December 31, 2009, the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2009, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below.  There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios at December 31, 2009 and 2008 are presented in the following table:

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(In Thousands)
At December 31, 2009:
Total Capital (to Risk-Weighted Assets):
North Penn Bank	$18,151	15.07%	>$9,634	>8.0%	>$12,042	>10.0%
Tier 1 Capital (to Risk-Weighted Assets):
North Penn Bank	$16,667	13.84%	>$4,817	>4.0%	>$7,225	>6.0%
Tier 1 Capital (to Average Assets):
North Penn Bank	$16,667	11.35%	>$5,874	>4.0%	>$7,343	>5.0%
Risk-Weighted Assets:	$120,425
Average Assets:	$146,866
Reconciliation of GAAP Capital to Regulatory Capital
Total Equity Capital December 31, 2009	$16,670
Plus: Unrealized Gain/Loss on Investments	(2)
Less: Disallowed Servicing Rights	(1)
Total Tier Capital December 31, 2009	$16,667
Plus: Allowance for loan losses	1,484
Total Risk-based Capital December 31, 2009	$18,151

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 18 - REGULATORY MATTERS (CONTINUED)

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(In Thousands)

At December 31, 2008:
Total Capital (to Risk-Weighted Assets):
North Penn Bank	$16,706	15.05%	>$8,878	>8.0%	>$11,098	>10.0%
Tier 1 Capital (to Risk-Weighted Assets):
North Penn Bank	$15,536	14.00%	>$4,439	>4.0%	>$6,659	>6.0%
Tier 1 Capital (to Average Assets):
North Penn Bank	$15,536	11.57%	>$5,370	>4.0%	>$6,713	>5.0%
Risk-Weighted Assets:	$110,977
Average Assets:	$134,261
Reconciliation of GAAP Capital to Regulatory Capital
Total Equity Capital December 31, 2008	$15,390
Plus: Unrealized Gain/Loss on Investments	147
Less: Disallowed Servicing Rights	(1)
Total Tier Capital December 31, 2008	$15,536
Plus: Allowance for loan losses	1,170
Total Risk-based Capital December 31, 2008	$16,706

NOTE 19 - PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information of North Penn Bancorp, Inc. (parent company only) was as follows:

BALANCE SHEETS
	December 31,
	2009	2008
	(In Thousands)
Assets
Cash	$848	$2,483
Investment in subsidiary	16,671	15,390
Bank premises, net	1,155	1,216
Deferred income taxes	27	65
Due from subsidiary bank	684	286
Other assets	69	8
Total assets	$19,454	$19,448

Liabilities and Stockholders’ Equity
Accrued income taxes and other liabilities	$184	$150
Total liabilities	184	150
Preferred Stock	-	-
Common stock	158	158
Additional paid-in-capital	13,580	13,480
Retained earnings	8,541	7,905
Unearned ESOP shares	(907)	(980)
Accumulated other comprehensive loss	(2)	(460)
Treasury stock- at cost	(2,100)	(805)
Total stockholders’ equity	19,270	19,298
Total Liabilities and Stockholders’ Equity	$19,454	$19,448

NORTH PENN BANCORP, INC. AND SUBSIDIARIES

NOTE 19 - PARENT COMPANY FINANCIAL INFORMATION (CONTINUED)

STATEMENTS OF INCOME
	2009	2008
	(In Thousands)
Income
Interest income	$66	$-
Other income	61	34
Total income	127	34

Expenses
Occupancy and equipment expense-depreciation	61	73
Other expenses	106	94
Total expenses	167	167

Loss before income tax expense and equity in undistributed earnings of subsidiary	(40)	(133)

Income tax expense	-	9

Loss before equity in undistributed earnings of subsidiary	(40)	(142)

Equity in undistributed earnings of subsidiary	827	496

Net income	$787	$354

STATEMENTS OF CASH FLOWS
	2009	2008
	(In Thousands)
Operating activities:
Net income	$787	$354
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation expense	61	73
Deferred income tax provision	38	-
Undistributed income of subsidiary	(827)	(496)
Increase in other assets	(61)	(154)
Increase in due from bank-operating	(274)	-
Increase in other liabilities	34	59
Net cash used in operating activities	(242)	(164)

Investing activities:	-	-

Financing activities:
ESOP share released	53	52
Cash dividends paid	(151)	(191)
Purchase of treasury stock	(1,295)	(805)

Net cash used in financing activities	(1,393)	(944)

Net decrease in cash and cash equivalents	(1,635)	(1,108)

Cash and cash equivalents January 1	2,483	3,591
Cash and cash equivalents December 31	$848	$2,483

ANNEX A
Execution Copy

AGREEMENT AND PLAN OF MERGER

By and Among

NORWOOD FINANCIAL CORP.,
WAYNE BANK,
NORTH PENN BANCORP, INC.
AND
NORTH PENN BANK

Dated as of December 14, 2010

A-ii

A-iii

A-iv

Section 9.3	Certificate Representing Satisfaction of Conditions	A-59

ARTICLE 10
TERMINATION, WAIVER AND AMENDMENT		A-59
Section 10.1	Termination	A-59
Section 10.2	Effect of Termination; Termination Fee	A-62
Section 10.3	Amendments	A-63
Section 10.4	Waivers	A-63
Section 10.5	Non-Survival of Representations, Warranties and Covenants	A-63

ARTICLE 11
MISCELLANEOUS		A-64
Section 11.1	Definitions	A-64
Section 11.2	Entire Agreement	A-65
Section 11.3	Notices	A-66
Section 11.4	Severability	A-67
Section 11.5	Costs and Expenses	A-67
Section 11.6	Captions	A-67
Section 11.7	Counterparts	A-67
Section 11.8	Persons Bound; No Assignment	A-67
Section 11.9	Governing Law	A-67
Section 11.10	Exhibits and Schedules	A-67
Section 11.11	Waiver	A-68
Section 11.12	Construction of Terms	A-68
Section 11.13	Specific Performance	A-68

Exhibits
Exhibit A	Form of Support Agreement
Exhibit B-1	Form of Addendum to Employment Agreement - Hickman
Exhibit B-2	Form of Addendum to Employment Agreement - Byrne
Exhibit B-3	Form of Addendum to Employment Agreement - Dziak
Exhibit C	Form of Bank Plan of Merger
Exhibit D	Form of Option Cancellation and Release Agreement
Exhibit E	Form of Noncompetition Agreement

A-v

AGREEMENT AND PLAN OF MERGER
By and Among
NORWOOD FINANCIAL CORP.,
WAYNE BANK,
NORTH PENN BANCORP, INC.
AND
NORTH PENN BANK

This AGREEMENT AND PLAN OF MERGER, dated as of the 14th day of December, 2010 (this “Agreement”), by and among Norwood Financial Corp., a Pennsylvania corporation (“Norwood”), Wayne Bank, a Pennsylvania-chartered bank (“Wayne”), North Penn Bancorp, Inc., a Pennsylvania corporation (“North Penn”) and North Penn Bank, a Pennsylvania-chartered savings bank (“North Penn Bank”) (each, a “Party” and, collectively, the “Parties”).

WITNESSETH THAT:

WHEREAS, the Boards of Directors of Norwood and North Penn deem it in the best interests of Norwood and North Penn, respectively, and of their respective shareholders, that Norwood and North Penn enter into this Agreement pursuant to which Norwood will acquire all of the issued and outstanding shares of capital stock of North Penn through the merger of North Penn with and into Norwood (the “Merger”);

WHEREAS, Norwood owns all of the issued and outstanding capital stock of Wayne and North Penn owns all of the issued and outstanding capital stock of North Penn Bank, and it is contemplated that, immediately following the Merger, North Penn Bank will be merged with and into Wayne with Wayne as the surviving entity (the “Bank Merger”);

WHEREAS, as an inducement and condition to Norwood’s entering into this Agreement, each of the directors and executive officers of North Penn in their individual capacity have entered into a Support Agreement with Norwood in the form attached hereto as Exhibit A, pursuant to which they have agreed to take certain actions in support and cooperation of this transaction and the surviving corporation.

WHEREAS, concurrent with the execution of this Agreement, North Penn and Norwood have entered into addenda to their existing employment contracts with Messrs. Hickman, Byrne and Dziak in the forms attached hereto as Exhibit B-1, B-2 and B-3, respectively, and Mr. Hickman and Norwood have entered into a Non-Competition Agreement in the form attached hereto as Exhibit E; and

NOW, THEREFORE, in consideration of the premises and the mutual covenants, representations, warranties and agreements herein contained, the Parties agree that all the outstanding shares of common stock of North Penn will be acquired by Norwood through the merger of North Penn with and into Norwood and that the terms and conditions of the Merger, the mode of carrying the Merger into effect, including the manner of converting the shares of common stock of North Penn into cash or shares of the common stock of Norwood, par value $0.10 per share (the “Norwood Common Stock”), shall be as hereinafter set forth.

ARTICLE 1

THE MERGER

Section 1.1   Consummation of Merger; Closing Date.

(a)           On the terms and subject to the conditions set forth in this Agreement, at the Effective Time of the Merger, North Penn shall be merged with and into Norwood in accordance with  Chapter 19, Subchapter C of the Pennsylvania Business Corporation Law of 1988 (“PBCL”) (the “Merger”), with Norwood as the surviving corporation (hereinafter sometimes called the “Surviving Corporation”).  Each share of common stock, par value $0.10 per share, of North Penn (“North Penn Common Stock”) outstanding immediately prior to the Effective Time of the Merger (other than Dissenting Shares, shares held by North Penn, including treasury shares, Norwood or any of their respective wholly-owned subsidiaries (in each case, other than in a fiduciary capacity)) shall, by virtue of the Merger and without any further action by the holder thereof, be converted into and represent the right to receive 0.6829 shares of Norwood Common Stock or $19.12 in cash, without interest (the “Merger Consideration”) as provided in Section 2.1 hereof and subject to the terms, conditions, limitations and procedures set forth in this Agreement and the Agreement of Merger.

(b)   The Merger shall be consummated pursuant to the terms and conditions of this Agreement, which has been approved and adopted by each of the Boards of Directors of Norwood, Wayne, North Penn and North Penn Bank.

(c)   Subject to the prior satisfaction or waiver of the conditions set forth in Articles 7, 8 and 9 hereof, the Merger shall become effective as of the date and time that the Articles of Merger are filed with the Pennsylvania Department of State pursuant to Section 1927 the PBCL, unless a later date or time is specified as the effective time in the Articles of Merger (such time is hereinafter referred to as the “Effective Time of the Merger”).  Subject to the terms and conditions hereof, unless otherwise agreed upon by Norwood and North Penn, the Effective Time of the Merger shall occur on the tenth (10th) business day following the later to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent (as defined herein) of any Regulatory Authority (as defined herein) having authority over the transactions contemplated under this Agreement and the satisfaction of all of the other terms and conditions of this Agreement (other than those conditions that by their nature are to be satisfied at the Closing) and (ii) the date on which the shareholders of North Penn approve the transactions contemplated by this Agreement.

(d)   The closing of the Merger (the “Closing”) shall take place at the principal offices of Norwood at 10:00 a.m. local time on the day that the Effective Time of the Merger occurs, or such other date, time and place as the Parties hereto may agree (the “Closing Date”).

Subject to the provisions of this Agreement, at the Closing there shall be delivered to each of the Parties hereto the opinions, certificates and other documents and instruments required to be so delivered pursuant to this Agreement.

Section 1.2   Effect of Merger.  At the Effective Time of the Merger, North Penn shall be merged with and into Norwood and the separate existence of North Penn shall cease.  The articles of incorporation and bylaws of Norwood, as in effect on the date hereof and as otherwise amended prior to the Effective Time of the Merger, shall be the articles of incorporation and bylaws of the Surviving Corporation until further amended as provided therein and in accordance with applicable law.  The Surviving Corporation shall have all the rights, privileges, immunities and powers and shall be subject to all the duties and liabilities of a Pennsylvania corporation and shall thereupon and thereafter possess all other privileges, immunities and franchises of a private, as well as of a public nature, of each of the constituent corporations.  The Merger shall have the effects set forth in the PBCL.  All property (real, personal and mixed) and all debts on whatever account, including subscriptions to shares, and all chooses in action, all and every other interest, of or belonging to or due to each of the constituent corporations so merged shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed.  The title to any real estate, or any interest therein, vested in any of the constituent corporations shall not revert or be in any way impaired by reason of the Merger.  The Surviving Corporation shall thenceforth be responsible and liable for all the liabilities and obligations of each of the constituent corporations so merged and any claim existing or action or proceeding pending by or against either of the constituent corporations may be prosecuted as if the Merger had not taken place or the Surviving Corporation may be substituted in its place.  Neither the rights of creditors nor any liens upon the property of any constituent corporation shall be impaired by the Merger.

Section 1.3   Further Assurances.  If, at any time after the Effective Time of the Merger, Norwood shall reasonably consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in Norwood its right, title or interest in, to or under any of the rights, properties or assets of North Penn or North Penn Bank or (ii) otherwise carry out the purposes of this Agreement, North Penn and its officers and directors shall be deemed to have granted to Norwood an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in Norwood its right, title or interest in, to or under any of the rights, properties or assets of North Penn or North Penn Bank or (b) otherwise carry out the purposes of this Agreement, and the officers and directors of Norwood are authorized in the name of North Penn or otherwise to take any and all such action.

Section 1.4   Directors and Officers.  Except as otherwise set forth herein in Section 6.10, from and after the Effective Time of the Merger, the directors of the Surviving Corporation and officers of the Surviving Corporation shall be those persons serving as directors and officers of Norwood immediately prior to the Effective Time of the Merger.

ARTICLE 2

CONVERSION OF CONSTITUENTS’ CAPITAL SHARES

Section 2.1   Manner of Conversion of North Penn Common Stock.  Subject to the provisions hereof, as of the Effective Time of the Merger and by virtue of the Merger and without any further action on the part of Norwood, North Penn or the holder of any shares of any of them, the shares of the constituent corporations shall be converted as follows:

(a)   Each share of capital stock of Norwood outstanding immediately prior to the Effective Time of the Merger shall, after the Effective Time of the Merger, remain outstanding and unchanged.

(b)   Each share of common stock of North Penn, par value $0.10 per share (the “North Penn Common Stock”), held by North Penn or by Norwood (or any of their subsidiaries) other than such shares held in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired and no consideration shall be paid or delivered in exchange therefor.

(c)           Except with regard to the shares of North Penn Common Stock excluded under Section 2.1(b) above and Dissenting Shares (as defined in Section 2.7), each issued and outstanding share of North Penn Common Stock outstanding immediately prior to the Effective Time of the Merger (whether or not subject to restriction) shall be converted into and constitute, as provided in and subject to the limitations set forth in this Agreement, the right to receive at the election of the holder thereof as provided in, and as adjusted pursuant to, Section 2.8, the following consideration (in the aggregate for all such shares of North Penn Common Stock, the “Merger Consideration “):

(1)           for each such share of  North Penn Common Stock with respect to which an election to receive cash has been effectively made and not revoked or lost pursuant to Section 2.2 (a “Cash Election”), cash in an amount equal to $19.12, without interest, (the “Cash Consideration”) (collectively, the “Cash Election Shares”);

(2)           for each such share of North Penn Common Stock with respect to which an election to receive Norwood Common Stock has been effectively made and not revoked or lost pursuant to Section 2.2 (a “Stock Election”), 0.6829 of a  share of Norwood Common Stock (the “Stock Consideration”) (collectively, the “Stock Election Shares”); or

(3)           for each such share of North Penn Common Stock other than shares as to which a Cash Election, a Stock Election or a Mixed Election has been effectively made and not revoked or lost pursuant to Section 2.2 (collectively, the “Non-Election Shares”), the Stock Consideration or Cash Consideration as is determined in accordance with Section 2.2.

Section 2.2   Election Procedures.

(a)           Holders of shares of North Penn Common Stock may elect to receive shares of Norwood Common Stock or cash (in either case without interest) in exchange for their shares of North Penn Common Stock in accordance with the procedures set forth in this Section 2.2.  Shares of North Penn Common Stock as to which a Cash Election (including, pursuant to a Mixed Election) has been made are referred to herein as “Cash Election Shares.”  Shares of North Penn Common Stock as to which a Stock Election has been made (including, pursuant to a Mixed Election) are referred to as “Stock Election Shares.”  Shares of North Penn Common Stock as to which no election has been made (or as to which an Election Form is not returned properly completed) are referred to herein as “Non-Election Shares.”

(b)           An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent), in such form as North Penn and Norwood shall mutually agree (“Election Form”), shall be mailed on the same date as the Proxy Statement/Prospectus (as defined herein) is mailed to shareholders of North Penn  (the “Mailing Date”) to each holder of record of North Penn Common Stock eligible to vote at the North Penn Stockholders’ Meeting (the “Election Form Record Date”).  Each Election Form shall permit such holder, subject to the allocation and election procedures set forth in this Section 2.2, (i) to elect to receive the Cash Consideration for all of the shares of North Penn Common Stock held by such holder, in accordance with Section 2.1(c)(1), (ii) to elect to receive the Stock Consideration for all of such shares, in accordance with Section 2.1(c)(2), (iii) to elect to receive the Stock Consideration for a certain number of such holder’s shares and the Cash Consideration for all other shares of such holder’s shares (a “Mixed Election”) (all such shares together, the “Mixed Election Shares”), or (iv) to indicate that such record holder has no preference as to the receipt of cash or Norwood Common Stock for such shares.  A holder of record of shares of North Penn Common Stock who holds such shares as nominee, trustee or in another representative capacity (a “Stockholder Representative”) may submit multiple Election Forms,  provided  that each such Election Form covers all the shares of North Penn Common Stock held by such Stockholder Representative for a particular beneficial owner.  Any shares of North Penn Common Stock with respect to which the holder thereof shall not, as of the Election Deadline, have made an election by submission to the Exchange Agent of an effective, properly completed Election Form shall be deemed Non-Election Shares.  All Dissenting Shares shall be deemed shares subject to a Cash Election, and with respect to such shares the holders thereof shall in no event receive consideration comprised of Norwood Common Stock; provided, however, that for purposes of making the proration calculations provided for in this Section 2.2, only Dissenting Shares as existing at the Effective Time shall be deemed Cash Election Shares.

(c)           To be effective, a properly completed Election Form shall be submitted to the Exchange Agent on or before 5:00 p.m., New York City time, on the 25th day following the Mailing Date (or such other time and date as Norwood and North Penn may mutually agree) (the “Election Deadline”); provided, however, that the Election Deadline may not occur on or after the Closing Date.  North Penn shall use its reasonable best efforts to make available up to two separate Election Forms, or such additional  Election Forms as Norwood may permit, to all persons who become holders (or beneficial owners) of North Penn Common Stock between the Election Form Record Date and the close of business on the business day prior to the Election

Deadline.  North Penn shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.  An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline.  An Election Form shall be deemed properly completed only if accompanied by one or more Certificates (or customary affidavits and indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all shares of North Penn Common Stock covered by such Election Form, together with duly executed transmittal materials included with the Election Form.  If a North Penn stockholder either (i) does not submit a properly completed Election Form in a timely fashion or (ii) revokes its Election Form prior to the Election Deadline (without later submitting a properly completed Election Form prior to the Election Deadline), the shares of North Penn Common Stock held by such stockholder shall be designated as Non-Election Shares.  Any Election Form may be revoked or changed by the person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent only if such notice of revocation or change is actually received by the Exchange Agent at or prior to the Election Deadline.  Norwood shall cause the Certificate or Certificates relating to any revoked Election Form to be promptly returned without charge to the person submitting the Election Form to the Exchange Agent.  Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have discretion to determine when any election, modification or revocation is received and whether any such election, modification or revocation has been properly made.  All Elections (whether Cash, Stock or Mixed) shall be revoked automatically if the Exchange Agent is notified in writing by Norwood or North Penn, upon exercise by Norwood or North Penn of its respective or their mutual rights to terminate this Agreement to the extent provided under Article 10, that this Agreement has been terminated in accordance with Article 10.

(d)           Notwithstanding any other provision contained in this Agreement, in no event will the number of Cash Election Shares be converted into the Cash Consideration if this would result in the amount of cash paid exceeding the Aggregate Cash Consideration.  For purposes of this Agreement, the term “Aggregate Cash Consideration” means $12,194,000 including all amounts paid in cash for the Options Consideration pursuant to Section 2.3(a), for shares held by the ESOP pursuant to Section 6.3(h) which have not been allocated to the accounts of participants and for Dissenting Shares.  All of the other shares of North Penn Common Stock shall be converted into the Stock Consideration.

(e)           If the number of Cash Election Shares times the Cash Consideration is less than the Aggregate Cash Consideration, then:

(1)           all Cash Election Shares shall be converted into the right to receive cash,

(2)           Non-Election Shares shall then be deemed to be Cash Election Shares to the extent necessary to have the total number of Cash Election Shares times the Cash Consideration equal the Aggregate Cash Consideration.  If less than all of the Non-Election Shares need to be treated as Cash Election Shares, then the Exchange Agent shall select which Non-Election Shares shall be treated as Cash Election Shares in such manner as the Exchange Agent shall determine, and all remaining Non-Election Shares shall thereafter be treated as Stock Election Shares,

(3)           If all of the Non-Election Shares are treated as Cash Election Shares under the preceding subsection and the total number of Cash Election Shares times the Cash Consideration is less than the Aggregate Cash Consideration, then the Exchange Agent shall convert on a pro rata basis as described below a sufficient number of Stock Election Shares into Cash Election Shares (“Reallocated Cash Shares”) such that the sum of the number of Cash Election Shares plus the number of Reallocated Cash Shares times the Cash Consideration equals the Aggregate Cash Consideration, and all Reallocated Cash Shares will be converted into the right to receive the Cash Consideration, and

(4)           the Stock Election Shares which are not Reallocated Cash Shares shall be converted into the right to receive the Stock Consideration.

 (f)           If the number of Cash Election Shares times the Cash Consideration is greater than the Aggregate Cash Consideration, then:

(1)           all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Stock Consideration,

(2)           the Exchange Agent shall convert on a pro rata basis as described below a sufficient number of Cash Election Shares (“Reallocated Stock Shares”) such that the number of remaining Cash Election Shares times the Cash Consideration equals the Aggregate Cash Consideration, and all Reallocated Stock Shares shall be converted into the right to receive the Stock Consideration, and

(3)           the Cash Election Shares which are not Reallocated Stock Shares shall be converted into the right to receive the Cash Consideration.

(g)           If the number of Cash Election Shares times the Cash Consideration is equal to the Aggregate Cash Consideration, then subparagraphs (d)(i) and (ii) above shall not apply and all Non-Election Shares and all Stock Election Shares will be converted into the right to receive the Stock Consideration.

(h)           In the event that the Exchange Agent is required to convert some Stock Election Shares into Reallocated Cash Shares, each holder of Stock Election Shares shall be allocated a pro rata portion of the total Reallocated Cash Shares.  In the event the Exchange Agent is required to convert some Cash Election Shares into Reallocated Stock Shares, each holder of Cash Election Shares shall be allocated a pro rata portion of the total Reallocated Stock Shares.

(i)           Notwithstanding any other provision hereof, no fractional shares of Norwood Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger.  Instead, Norwood will pay to each holder of North Penn Common Stock who would otherwise be entitled to a fractional share of Norwood Common Stock (after taking into account all Old Certificates delivered by such holder) an amount in cash

(without interest) determined by multiplying such fraction of a share of Norwood Common Stock by the average of the closing sale prices of Norwood Common Stock, as reported on The Nasdaq Stock Market for the twenty consecutive trading days ending on the day immediately prior to the Closing Date; provided, however, that in the event Norwood Common Stock does not trade on one or more of the trading days in such period, any such date shall be disregarded in computing the average closing sales price and the average shall be based upon the closing sales prices and number of days on which Norwood Common Stock actually traded during such period.

(j)           Within five business days after the Effective Time of the Merger, Norwood shall cause the Exchange Agent to effect the allocation of the Cash Consideration and the Stock Consideration among holders of North Penn Common Stock and to distribute the Merger Consideration as set forth herein.

Section 2.3   North Penn Stock Options.  As of and immediately prior to the Effective Time of the Merger, all rights with respect to shares of North Penn Common Stock issuable pursuant to the exercise of stock options (“North Penn Options”) granted by North Penn under the North Penn equity incentive plans set forth in Schedule 2.3 (the “North Penn Equity Plans”), each of which are listed and described on Schedule 2.3 and which remain outstanding at the Effective Time of the Merger and which have not yet been exercised, shall be cancelled by North Penn in exchange for a cash payment equal to the positive difference, if any, between the Cash Consideration and the option exercise price (the “Options Consideration”). Schedule 2.3 also sets forth a complete listing of all restricted stock awards outstanding as of the date of this Agreement (the “Stock Awards”) including the name of the recipient and the number of shares subject to such Stock Awards. The cancellation of North Penn Options in exchange for the Options Consideration described in this section shall be deemed a release of any and all rights the holder had or may have had in respect of such North Penn Options although North Penn will use its reasonable best efforts to have each holder of any such North Penn Option execute and deliver an Option Cancellation and Release Agreement in the form set forth as Exhibit D hereto.  Prior to the Effective Time of the Merger, North Penn shall take or cause to be taken all actions required under the North Penn Equity Plans to provide for the actions set forth in this Section 2.3.  North Penn shall cause the termination, effective as of the Effective Time of the Merger, of all North Penn Stock Equity Plans;

Section 2.4   Effectuating Conversion.  At the Effective Time of the Merger, Norwood will deliver or cause to be delivered to a third-party agent to be appointed by Norwood and reasonably acceptable to North Penn (the “Exchange Agent”) an amount of cash equal to the aggregate Merger Consideration to be paid pursuant to Section 2.1 hereof (the “Exchange Fund”).  As promptly as practicable after the Effective Time of the Merger, the Exchange Agent shall send or cause to be sent to each former holder of record of shares of North Penn Common Stock who did not previously submit an Election Form transmittal materials (the “Letter of Transmittal”) for use in exchanging their certificates formerly representing shares of North Penn Common Stock for the Merger Consideration provided for in this Agreement.  The Letter of Transmittal will contain instructions with respect to the surrender of certificates representing shares of North Penn Common Stock and the receipt of the Merger Consideration contemplated by this Agreement and will require each holder of shares of North Penn Common Stock to transfer good and marketable title to such shares of North Penn Common Stock to Norwood, free and clear of all liens, claims and encumbrances.

(a)   At the Effective Time of the Merger, the stock transfer books of North Penn shall be closed as to holders of shares of North Penn Common Stock immediately prior to the Effective Time of the Merger, no transfer of shares of North Penn Common Stock by any such holder shall thereafter be made or recognized and each outstanding certificate formerly representing shares of North Penn Common Stock shall, without any action on the part of any holder thereof, no longer represent shares of North Penn Common Stock.  If, after the Effective Time of the Merger, certificates are properly presented to the Exchange Agent, such certificates shall be exchanged for the Merger Consideration.

(b)   In the event that any holder of record as of the Effective Time of the Merger of shares of North Penn Common Stock is unable to deliver the certificate which represents such holder’s shares of North Penn Common Stock, Norwood, in the absence of actual notice that any shares of North Penn Common Stock theretofore represented by any such certificate have been acquired by a bona fide purchaser shall deliver to such holder the Merger Consideration contemplated by this Agreement to which such holder is entitled in accordance with the provisions of this Agreement upon the presentation of all of the following:

(i)   An affidavit or other evidence to the reasonable satisfaction of Norwood that any such certificate has been lost, wrongfully taken or destroyed;

(ii)   Such security or indemnity as may be reasonably requested by Norwood to indemnify and hold Norwood harmless in respect of such stock certificate(s); and

(iii)   Evidence to the reasonable satisfaction of Norwood that such holder is the owner of shares of North Penn Common Stock theretofore represented by each certificate claimed by such holder to be lost, wrongfully taken or destroyed and that such holder is the person who would be entitled to present each such certificate for exchange pursuant to this Agreement.

(c)   If the delivery of the Merger Consideration contemplated by this Agreement is to be made to a person other than the person in whose name any certificate representing shares of North Penn Common Stock surrendered is registered, such certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer), with the signature(s) appropriately guaranteed, and otherwise in proper form for transfer, and the person requesting such delivery shall pay any transfer or other taxes required by reason of the delivery to a person other than the registered holder of such certificate surrendered or establish to the reasonable satisfaction of Norwood that such tax has been paid or is not applicable.

(d)   Except as provided herein, the consideration contemplated by this Agreement shall not be paid to the holder of any unsurrendered certificate or certificates representing shares of North Penn Common Stock, and neither the Exchange Agent nor Norwood shall be obligated to deliver any of the Merger Consideration contemplated by this Agreement until such holder shall surrender the certificate or certificates representing shares of North Penn Common Stock as provided for by the Agreement.  Subject to applicable laws, following surrender of any such certificate or certificates, there shall be paid to the holder of the certificate or certificates formerly representing shares of North Penn Common Stock, without interest at the time of such surrender, the Merger Consideration.

(e)   At any time following six months after the Effective Time, Norwood shall be entitled to require the Exchange Agent to deliver to it any portion of the Exchange Fund which has not yet been disbursed to former holders of shares of North Penn Common Stock, and thereafter, such holders shall be entitled to look to Norwood (subject to abandoned property and escheat laws) with respect to any amounts due upon surrender of their certificates formerly representing shares of North Penn Common Stock.

(f)   Norwood or the Exchange Agent will be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of shares of North Penn Common Stock, such amounts as Norwood (or any Affiliate thereof) or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of U.S. federal, state, local or non-U.S. Tax law.  To the extent that such amounts are properly withheld by Norwood or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the shares of North Penn Common Stock in respect of whom such deduction and withholding were made by Norwood or the Exchange Agent.

Section 2.5   Determination of Alternative Structures.  North Penn hereby agrees that Norwood may at any time change the method of effecting the Merger; provided, however, that no such changes shall (a) alter or change the amount or kind of the Merger Consideration to be paid to holders of the shares of  North Penn Common Stock (including the Options Consideration to be paid to the holders of North Penn Options as provided for in this Agreement, (b) materially impede or delay consummation of the transactions contemplated by this Agreement, or (c) adversely affect the tax treatment of North Penn’s shareholders as a result of receiving the Merger Consideration or the tax treatment of any Party pursuant to this Agreement.

Section 2.6   Laws of Escheat.  If any of the consideration due or other payments to be paid or delivered to the holders of shares of North Penn Common Stock is not paid or delivered within the time period specified by any applicable laws concerning abandoned property, escheat or similar laws, and if such failure to pay or deliver such consideration occurs or arises out of the fact that such property is not claimed by the proper owner thereof, Norwood or the Exchange Agent shall be entitled to dispose of any such consideration or other payments in accordance with applicable laws concerning abandoned property, escheat or similar laws.  Any other provision of this Agreement notwithstanding, none of North Penn, Norwood, the Exchange Agent, nor any other Person acting on behalf of any of them shall be liable to a holder of shares of North Penn Common Stock for any amount paid or property delivered in good faith to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar law.

Section 2.7   Appraisal Rights.  Each issued and outstanding share of North Penn Common Stock the holder of which has perfected his right to dissent under the PBCL and has not effectively withdrawn or lost such right as of the Effective Time (the “Dissenting Shares”) shall not be converted into or represent a right to receive the per share Merger Consideration hereunder, and the holder thereof shall be entitled only to such rights as are granted by the

PBCL.  North Penn shall give Norwood prompt notice upon receipt by North Penn of any such demands for payment of the fair value of such shares of North Penn Common Stock, any withdrawals of such notice and any other instruments provided pursuant to applicable law (any stockholder duly making such demand being hereinafter called a “Dissenting Stockholder”), and Norwood shall have the right to participate in all negotiations and proceedings with respect to any such demands.  North Penn shall not, except with the prior written consent of Norwood, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment, or waive any failure to timely deliver a written demand for appraisal or the taking of any other action by such Dissenting Stockholder as may be necessary to perfect appraisal rights under the PBCL.  Any payments made in respect of Dissenting Shares shall be made by the Surviving Entity.  If any Dissenting Stockholder shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment at or prior to the Effective Time, such holder’s shares of North Penn Common Stock shall be converted into a right to receive cash or Norwood Common Stock in accordance with the applicable provisions of this Agreement.  If such holder shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment after the Effective Time (or the Election Deadline), each share of North Penn Common Stock of such holder shall be treated as a Non-Election Share.

Section 2.8   Anti-Dilution.  If Norwood changes (or the Norwood Board sets a related record date that will occur before the Effective Time of the Merger for a change in) the number or kind of shares of Norwood Common Stock outstanding by way of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction, then the Stock Consideration will be adjusted proportionately to account for such change and all references herein to the term Stock Consideration will be deemed to mean the Stock Consideration as adjusted.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF NORTH PENN

North Penn and North Penn Bank hereby represent and warrant to Norwood and Wayne as follows as of the date hereof and as of all times up to and including the Effective Time of the Merger (except as otherwise provided):

Section 3.1   Corporate Organization.

(a)   North Penn is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania.  North Penn has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as such business is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified (or steps necessary to sure such failure) would not have a Material Adverse Effect on North Penn.  North Penn has elected to be regulated as a savings and loan holding company pursuant to the Home Owners’ Loan Act, as amended.  True and correct copies of the Articles of Incorporation and the Bylaws of North Penn, each as amended to the date hereof, have been delivered to Norwood and such Articles of Incorporation and Bylaws are in full force and effect.

(b)   North Penn has in effect all federal, state, local and foreign governmental, regulatory and other authorizations, permits and licenses necessary for it to own or lease its properties and assets and to carry on its business as now conducted, the absence of which, either individually or in the aggregate, would have a Material Adverse Effect on North Penn.

(c)   North Penn Bank is a savings bank, duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania.  North Penn Bank has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as such business is now being conducted.  True and correct copies of the Articles of Incorporation and the Bylaws of North Penn Bank, each as amended to the date hereof, have been delivered to Norwood and such Articles of Incorporation and Bylaws are in full force and effect.

(d)   The respective minute books of North Penn and each subsidiary contain complete and accurate records in all material respects of all meetings and other corporate actions held or taken by its shareholders and Boards of Directors (including all committees thereof).

(e)   Each direct and indirect subsidiary of North Penn (other than North Penn Bank) is a corporation, limited liability company or partnership duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization.  Each subsidiary has the corporate or requisite power or authority to own or lease all of its properties and assets and to carry on its business as such business is now being conducted, and is duly licensed or qualified to do business in all such places where the nature of the business being conducted by each subsidiary or the character or location of the properties or assets owned or leased by each subsidiary makes such qualification necessary, except where the failure to be so licensed or qualified (or steps necessary to cure such failure) would not have a Material Adverse Effect on North Penn.  All of such subsidiaries and other entities are in compliance with all applicable laws, rules and regulations relating to direct investment in equity ownership interests.  A true and correct list of all direct and indirect subsidiaries of North Penn (the “North Penn Subsidiaries”) is attached hereto as Schedule 3.1(e).  Such schedule details the jurisdiction of organization, type of entity, percentage ownership and a brief description of the activities conducted by such subsidiary.

Section 3.2   Capitalization.  The authorized capital stock of North Penn consists of 80,000,000 shares of North Penn Common Stock, of which 1,285,148 are issued and outstanding as of the date hereof  and 296,423 shares are held in the treasury of North Penn and 20,000,000 shares of preferred stock of which no shares are issued and outstanding.  All of the issued and outstanding shares of North Penn Common Stock have been duly authorized and validly issued and all such shares are fully paid and nonassessable, and subject to no preemptive rights and were not issued in violation of any preemptive rights.  As of the date hereof, there are no outstanding options, warrants, commitments, or other rights or instruments to purchase or acquire any shares of capital stock of North Penn, or any securities or rights convertible into or exchangeable for shares of capital stock of North Penn, except for options to purchase 157,246 shares of North Penn Common Stock and Stock Awards for 47,512 shares of North Penn Common Stock, each of which are described in more detail in Schedule 2.3.  Upon any issuance of any shares of North Penn Common Stock in accordance with the terms of such options, such shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens.   Each North Penn stock option (1) was granted in compliance with all applicable laws and all the terms and conditions of the North Penn Equity Plans pursuant to which it was issued, (2) has an exercise price per share equal to or greater than the fair market value of a share of North Penn Common Stock at the close of business on the date of such grant or the immediately preceding date, (3) has a grant date identical to the date on which the North Penn stock option was actually granted, and (4) qualifies for the tax and accounting treatment afforded to such North Penn stock option in North Penn’s Tax Returns and North Penn’s financial statements, respectively.  As of the date of this Agreement, North Penn has no contractual obligations to redeem, repurchase or otherwise acquire, or to register with the SEC, any shares of North Penn capital stock.

(a)   North Penn owns, directly, or indirectly, all of the capital stock of North Penn Bank and the other North Penn Subsidiaries, free and clear of any liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature.  All the equity securities of each subsidiary held by North Penn or the North Penn Subsidiaries have been duly authorized and are validly issued and outstanding, fully paid and nonassessable  There are no subscriptions, options, commitments, calls or other agreements outstanding with respect to the capital stock of North Penn Bank or any other North Penn Subsidiary.  Except for the North Penn Subsidiaries, North Penn does not possess, directly or indirectly, any material equity interest in any entity, except for equity interests in North Penn Bank’s investment portfolio as set forth in Schedule 3.2(b).

Section 3.3   Financial Statements; Filings.

(a)   North Penn has previously delivered to Norwood copies of the audited consolidated financial statements of North Penn as of and for the years ended December 31, 2009, December 31, 2008 and December 31, 2007 and the unaudited consolidated financial statements for the nine months ended September 30, 2010, and North Penn shall deliver to Norwood, as soon as practicable following the preparation of additional financial statements for each subsequent calendar quarter (or other reporting period) or year of North Penn, the additional financial statements of North Penn as of and for such subsequent calendar quarter (or other reporting period) or year (such financial statements, unless otherwise indicated, being hereinafter referred to collectively as the “Financial Statements of North Penn”).

(b)   North Penn Bank has previously delivered to Norwood copies of the Consolidated Reports of Condition and Income (“Call Reports”) of North Penn Bank as of and for each of the years ended December 31, 2009, December 31, 2008 and December 31, 2007 and for the period ended September 30, 2010, and North Penn Bank shall deliver to Norwood, as soon as practicable following the preparation of additional Call Reports for each subsequent calendar quarter (or other reporting period) or year, the Call Reports of North Penn Bank as of and for such subsequent calendar quarter (or other reporting period) or year (such Call Reports, unless otherwise indicated, being hereinafter referred to collectively as the “Financial Regulatory Reports of North Penn Bank”).

(c)   Each of the Financial Statements of North Penn and each of the Financial Regulatory Reports of North Penn Bank (including the related notes, where applicable) have been or will be prepared in all material respects in accordance with GAAP or regulatory accounting principles, whichever is applicable, which principles have been or will be consistently applied by North Penn during the periods involved, except as otherwise noted therein, and, except as set forth in Schedule 3.3(c), the books and records of North Penn and North Penn Bank have been, are being, and will be maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions.  Each of the Financial Statements of North Penn and each of the Financial Regulatory Reports of North Penn Bank (including the related notes, where applicable) fairly presents or will fairly present the financial position of North Penn or North Penn Bank, as applicable, as of the respective dates thereof and fairly presents or will fairly present the results of operations of North Penn or North Penn Bank, as applicable, for the respective periods therein set forth.

(d)   To the extent not prohibited by law, North Penn has heretofore delivered or made available, or caused to be delivered or made available, to Norwood all material reports and filings made or required to be made by North Penn or North Penn Bank with the Regulatory Authorities, and will from time to time hereafter furnish to Norwood, upon filing or furnishing the same to the Regulatory Authorities, all such material reports and filings made after the date hereof with the Regulatory Authorities.  Each such report (including the financial statements, exhibits and schedules thereto) complied in all material respects with the applicable statutes, rules, regulations and orders enforced by the Regulatory Authority with which they were filed.

(e)   Since December 31, 2009, neither North Penn nor any of the North Penn Subsidiaries has incurred any obligation or liability (contingent or otherwise) that has or might reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on North Penn except obligations and liabilities which are accrued or reserved against in the Financial Statements of North Penn or the Financial Regulatory Reports of North Penn Bank, or reflected in the notes thereto.  Since December 31, 2009, neither North Penn nor any of the North Penn Subsidiaries has incurred or paid any obligation or liability which would be material to North Penn, except as may have been incurred or paid in the ordinary course of business, consistent with past practices or as disclosed in the Financial Statements of North Penn or the Financial Regulatory Reports of North Penn Bank.

Section 3.4   Loan Portfolio; Reserves.

(a)   All evidences of indebtedness reflected as assets in the Financial Statements of North Penn were (or will be, as the case may be) as of such dates in all respects (i) evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records as secured loans, has been secured by valid liens which have been perfected, and (iii) are the binding obligations of the respective obligors named therein in accordance with their respective terms, and were not subject to any defenses, setoffs, or counterclaims, except as may be provided by bankruptcy, insolvency or similar laws or by general principles of equity.

(b)   The allowances for possible loan losses shown on the Financial Statements of North Penn and the Financial Regulatory Reports of North Penn Bank were, and the allowance for possible loan losses to be shown on the Financial Statements of North Penn and the Financial Regulatory Reports of North Penn Bank as of any date subsequent to the execution of this Agreement will be, as of such dates, adequate to provide for possible losses, net of recoveries relating to loans previously charged off, in respect of loans outstanding (including accrued interest receivable) of North Penn and other extensions of credit (including letters of credit or commitments to make loans or extend credit).  North Penn has not been notified by any state or federal bank regulatory agency that its reserves are inadequate or that its practices and policies used in establishing its allowance and in accounting for delinquent and classified assets fail to comply with applicable accounting and regulatory requirements or that regulators or independent auditors believe that such reserves are inadequate or inconsistent with the historical loss experience of North Penn.

(c)   No agreement pursuant to which any loans or other assets have been or shall be sold by North Penn or any of the North Penn Subsidiaries entitled the buyer of such loans or other assets, unless there is material breach of a representation or covenant by North Penn or the North Penn Subsidiaries, to cause North Penn or any of the North Penn Subsidiaries to repurchase such loan or other asset or the buyer to pursue any other form of recourse against North Penn or any of the North Penn Subsidiaries. To the knowledge of North Penn, there has been no material breach of a representation or covenant by North Penn or any of the North Penn Subsidiaries in any such agreement.

Section 3.5   Certain Loans and Related Matters.  Except as set forth in Schedule 3.5, neither North Penn nor any of the North Penn Subsidiaries is a party to any written or oral: (i) loan agreement, note or borrowing arrangement under the terms of which the obligor is sixty (60) days delinquent in payment of principal or interest or in default of any other provision as of the date hereof; (ii) loan agreement, note or borrowing arrangement which has been classified or, in the exercise of reasonable diligence by North Penn or any of the North Penn Subsidiaries, should have been classified (whether regulatory or internal) as “substandard,” “doubtful,” “loss,” “other loans especially mentioned,” “other assets especially mentioned,” “special mention,” “credit risk assets,” “classified,” “criticized,” “watch list,” “concerned loans” or any comparable classifications by such persons; (iii) loan agreement, note or borrowing arrangement, including any loan guaranty, with any director or executive officer of North Penn, any subsidiary or any five percent (5%) shareholder of North Penn, or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing; (iv) each asset of it or any of the North Penn Subsidiaries that, as of September 30, 2010, was classified as “Other Real Estate Owned” and the book value thereof, or (v) loan agreement, note or borrowing arrangement in material violation of any law, regulation or rule applicable to North Penn or any of the North Penn Subsidiaries including, but not limited to, those promulgated, interpreted or enforced by any Regulatory Authority.

Section 3.6   Authority; No Violation.

(a)   North Penn and North Penn Bank have full corporate power and authority to execute and deliver this Agreement and, subject to the approval of the shareholders of North Penn and to the receipt of the Consents of the Regulatory Authorities, to consummate the transactions contemplated hereby.  The Boards of Directors of North Penn and North Penn Bank have duly and validly approved this Agreement and the transactions contemplated hereby including the Bank Merger, have authorized the execution and delivery of this Agreement, have directed that this Agreement and the transactions contemplated hereby be submitted to North Penn’s shareholders for approval and resolved to recommend its approval at a meeting of such shareholders and, except for the adoption of such Agreement by its shareholders, no other corporate proceeding on the part of North Penn or North Penn Bank is necessary to consummate the transactions so contemplated.  This Agreement (assuming due authorization, execution and delivery by Norwood and Wayne), constitutes the valid and binding obligation of North Penn and North Penn Bank, and is enforceable against North Penn and North Penn Bank in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, receivership or similar laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.

(b)   Neither the execution and delivery of this Agreement by North Penn or North Penn Bank nor the consummation by North Penn or North Penn Bank of the transactions contemplated hereby including the Bank Merger, nor compliance by North Penn or North Penn Bank with any of the terms or provisions hereof, will (i) violate any provision of the Articles of Incorporation or Bylaws of North Penn or the Articles of Incorporation and Bylaws of North Penn Bank or any governing documents of any of the other North Penn Subsidiaries, (ii) assuming that the Consents of the Regulatory Authorities and approvals referred to herein are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to North Penn or North Penn Bank or any of the other North Penn Subsidiaries or their respective properties or assets, or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of North Penn or North Penn Bank or any of the other North Penn Subsidiaries under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, license, permit, lease, agreement or other instrument or obligation to which North Penn, North Penn Bank or any of the other North Penn Subsidiaries is a party, or by which it or any of their properties or assets may be bound or affected, except in the case of clauses (ii) and (iii) as would not constitute a Material Adverse Effect on North Penn.

Section 3.7   Consents and Approvals.  Except for (i) the approval of the shareholders of North Penn; (ii) the Consents of the Regulatory Authorities; and (iii) as set forth in Schedule 3.7, no Consents of any person are necessary in connection with the execution and delivery by North Penn and North Penn Bank of this Agreement, and the consummation of the Merger and the other transactions contemplated hereby.

Section 3.8   Broker’s Fees.  Except for the Kafafian Group, Inc., whose engagement letter is set forth in Schedule 3.8, neither North Penn nor any of its officers or directors, has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.

Section 3.9   Absence of Certain Changes or Events.  Except as set forth in Schedule 3.9, since December 31, 2009, there has not been (a) any declaration, payment or setting aside of any dividend or distribution (whether in cash, stock or property) in respect of shares of North Penn Common Stock or (b) any change or any event involving a prospective change in the financial condition, results of operations, business or prospects of North Penn, or a combination of any such change(s) and any such event(s), which has had, or is reasonably likely to have, a Material Adverse Effect on North Penn, including, without limitation, any change in the administration or supervisory standing or rating of North Penn or North Penn Bank with any Regulatory Authority, and no fact or condition exists as of the date hereof which might reasonably be expected to cause any such event or change in the future.

Section 3.10   Legal Proceedings; Etc.

(a)   Neither North Penn nor any of the North Penn Subsidiaries is a party to any, and there are no pending or, to the Knowledge of North Penn or any of the North Penn Subsidiaries, threatened, judicial, administrative, arbitral or other proceedings, claims, actions, causes of action or governmental investigations against North Penn or any of the North Penn Subsidiaries challenging the validity of the transactions contemplated by this Agreement. There is no proceeding, claim, action or governmental investigation pending or, to the Knowledge of North Penn or any of the North Penn Subsidiaries, threatened against North Penn or any of the North Penn Subsidiaries; no judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator is outstanding against North Penn or any of the North Penn Subsidiaries which has had, or is reasonably likely to have, a Material Adverse Effect on North Penn; there is no default (or an event which, with notice or lapse of time, or both, would constitute a default) by North Penn or any of the North Penn Subsidiaries under any contract or agreement to which any of them is a party which has had, or is reasonably likely to have, a Material Adverse Effect on North Penn; and, except as set forth on Schedule 3.10, neither North Penn nor any of the North Penn Subsidiaries is a party to any agreement, order or memorandum in writing by or with any Regulatory Authority restricting the operations of North Penn or any of the North Penn Subsidiaries, and neither North Penn nor any of the North Penn Subsidiaries has been advised by any Regulatory Authority that any such Regulatory Authority is contemplating issuing or requesting the issuance of any such order or memorandum in the future.

(b)           There are no actions, suits, claims, proceedings or investigations of any kind pending or, to North Penn’s Knowledge, threatened against any of the directors or officers of North Penn or any of the North Penn Subsidiaries in their capacities as such, and no director or officer of North Penn or any of the North Penn Subsidiaries currently is being indemnified or seeking to be indemnified by North Penn or any of the North Penn Subsidiaries pursuant to applicable law or their governing documents.

Section 3.11   Taxes and Tax Returns.

(a)   North Penn has previously delivered or made available to Norwood copies of the federal, state and local income tax returns of North Penn for the years 2007, 2008 and 2009 and all schedules and exhibits thereto, and North Penn has not received any notice that any such returns have been examined by the Internal Revenue Service or any other taxing authority.  North Penn has duly filed in correct form all federal, state and local information returns and tax returns required to be filed by North Penn or any of the North Penn Subsidiaries on or prior to the date hereof, unless subject to a validly filed extension of time for filing that has not yet expired and all such tax returns are true and complete in all material respects, and North Penn has duly paid or made adequate provisions for the payment of all taxes and other governmental charges relating to taxes which are owed by North Penn or any of the North Penn Subsidiaries to any federal, state or local taxing authorities, whether or not reflected in such returns (including, without limitation, those owed in respect of the properties, income, business, capital stock, deposits, franchises, licenses, sales and payrolls of North Penn or any of the North Penn Subsidiaries), other than taxes and other charges which (i) are not yet delinquent or are being contested in good faith or (ii) have not been finally determined.  The amounts set forth as liabilities for taxes on the Financial Statements of North Penn and the Financial Regulatory Reports of North Penn Bank are sufficient, in the aggregate, for the payment of all unpaid federal, state and local taxes (including any interest or penalties thereon), whether or not disputed, accrued or applicable, for the periods then ended, and have been computed in accordance with GAAP as consistently applied by North Penn during the periods involved.  North Penn is not responsible for the taxes of any other person under Treasury Regulation 1.1502-6 or any similar provision of federal, state or foreign law.

(b)   No federal, state or local administrative proceedings or court proceedings, and to the Knowledge of North Penn, no federal, state or local audits, examinations or investigations are presently pending with regard to any taxes or tax returns filed by or on behalf of North Penn or any of the North Penn Subsidiaries nor has North Penn or any of the North Penn Subsidiaries received any notification that any such audit or examination of any of its taxes or tax returns is being contemplated.  Except as disclosed in Schedule 3.11(b), neither North Penn nor any of the North Penn Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any federal, state or local taxes due that is currently in effect, and deferred taxes of North Penn, have been adequately provided for in the Financial Statements of North Penn.

(c)   Except as set forth on Schedule 3.11 (c), neither North Penn nor any of the North Penn Subsidiaries has made any payment, is obligated to make any payment or is a party to any contract, agreement or other arrangement that could obligate it to make any payment that would exceed the amounts that are eligible to be a deduction under Section 280G or 162(m) of the Code.

(d)   There has not been an ownership change, as defined in Section 382(g) of the Code, of North Penn that occurred during or after any taxable period in which North Penn incurred an operating loss that carries over to any taxable period ending after the fiscal year of North Penn immediately preceding the date of this Agreement.

(e)   (i) Proper and accurate amounts have been withheld by North Penn and the North Penn Subsidiaries from their employees and others for all prior periods in compliance in all material respects with the tax withholding provisions of all applicable federal, state and local laws and regulations, and proper due diligence steps have been taken in connection with back-up withholding; (ii) federal, state and local returns have been filed by North Penn and the North Penn Subsidiaries for all periods for which returns were due with respect to withholding, Social Security and unemployment taxes or charges due to any federal, state or local taxing authority; and (iii) the amounts shown on such returns to be due and payable have been paid in full or adequate provision therefor have been included by North Penn in the Financial Statements of North Penn.

(f)         None of North Penn, North Penn Bank or any North Penn subsidiary is required to include in income any adjustment pursuant to Section 481(a) of the Code, no such adjustment has been proposed by the Internal Revenue Service and no pending request for permission to change any accounting method has been submitted by North Penn, North Penn Bank or any North Penn subsidiary.

Section 3.12   Employee Benefit Plans.

(a)           Schedule 3.12 (a) contains a list of all written and unwritten pension, retirement, profit-sharing, thrift, savings, deferred compensation, stock option, employee stock ownership, employee stock purchase, restricted stock, severance pay, retention, vacation, bonus or other incentive plans, all employment, change in control, consulting, severance and retention agreements, all other written employee programs, arrangements or agreements, all medical, vision, dental, disability, life insurance, workers’ compensation, employee assistance or other health or welfare plans, and all other employee benefit or fringe benefit plans, including “employee benefit plans” as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by North Penn or any of its ERISA Affiliates for the benefit of employees, former employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries of North Penn and under which employees, former employees, retirees, dependents, spouses, directors, or other beneficiaries of North Penn are eligible to participate (collectively, the “North Penn Benefit Plans”). North Penn has furnished or otherwise made available to Norwood true and complete copies of (i) the plan documents and summary plan descriptions for each written North Penn Benefit Plan, (ii) a summary of each unwritten North Penn Benefit Plan (if applicable), (iii) the annual report (Form 5500 series) for the three (3) most recent years for each North Penn Benefit Plan (if applicable), (iv) the actuarial valuation reports with respect to each tax-qualified North Penn Benefit Plan that is a defined benefit plan for the three (3) most recent years, (v) all related trust agreements, insurance contracts or other funding agreements which implement the North Penn Benefit Plans (if applicable), (vi) the most recent IRS determination letter with respect to each tax-qualified North Penn Benefit Plan (or, for a North Penn Benefit Plan maintained under a pre-approved prototype or volume submitter plan, the IRS determination letter on such pre-approved plan) and (vii) all substantive correspondence relating to any liability of or non-compliance relating to any North Penn Benefit Plan addressed to or received from the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation (“PBGC”)  or any other Governmental Entity within the past five (5) years.

(b)   Schedule 3.12(b) identifies each North Penn Benefit Plan that may be subject to Section 409A of the Code (“North Penn Non-qualified Deferred Compensation Plan”) and the aggregate amounts deferred, if any, under each such North Penn Non-qualified Deferred Compensation Plan as of the date specified therein. Each North Penn Non-qualified Deferred Compensation Plan has been maintained and operated in compliance with Section 409A of the Code such that no taxes under Section 409A of the Code may be imposed on participants in such plans.

(c)           All North Penn Benefit Plans are in material compliance with (and have been managed and administrated in all material respects in accordance with) the applicable terms of ERISA, the Code and any other applicable laws.  Except as set forth on Schedule 3.12(c), each North Penn Benefit Plan governed by ERISA that is intended to be a qualified retirement plan under Section 401(a) of the Code has either (i) received a favorable determination letter from the IRS (and North Penn is not aware of any circumstances likely to result in revocation of any such favorable determination letter) or timely application has been made therefore, or (ii) is maintained under a prototype plan which has been approved by the IRS and is entitled to rely upon the IRS National Office opinion letter issued to the prototype plan sponsor. To the Knowledge of North Penn or the North Penn Subsidiaries, there exists no fact which would adversely affect the qualification of any of the North Penn Benefit Plans intended to be qualified under Section 401(a) of the Code, or any threatened or pending claim against any of the North Penn Benefit Plans or their fiduciaries by any participant, beneficiary or Governmental Entity.

(d)           Except as set forth on Schedule 3.12(d), no “defined benefit plan” (as defined in Section 414(j) of the Code) has been maintained at any time by North Penn or any of its ERISA Affiliates for the benefit of the employees or former employees of North Penn or any of the North Penn Subsidiaries. Schedule 3.12(d) sets forth an estimate of any financial reporting expense that would be incurred by such plan upon the termination of any such defined benefit plan set forth therein assuming a termination date of December 31, 2010.

(e)           Within the last six (6) years, neither North Penn nor any of its ERISA Affiliates maintained or had any obligation to contribute to a North Penn Benefit Plan which is a “multiemployer plan” within the meaning of Section 3(37) of ERISA, and within the last six (6) years neither North Penn nor any of its ERISA Affiliates has incurred any withdrawal liability within the meaning of Section 4201 of ERISA to any such “multiemployer plan.” Neither North Penn nor any of its ERISA Affiliates has incurred any unsatisfied liability (other than PBGC premiums) to the PBGC, the IRS or any other individual or entity under Title IV of ERISA or Section 412 of the Code, and no event or condition exists that could reasonably be expected to result in the imposition of any liability on North Penn or any of its ERISA Affiliates under such provisions or that could reasonably be expected to have an adverse effect on Norwood or Wayne.

(f)           North Penn has complied in all material respects with the notice and continuation requirements of Parts 6 and 7 of Subtitle B of Title I of ERISA and Section 4980B of the Code (“COBRA”), and the regulations thereunder. All reports, statements, returns and other information required to be furnished or filed with respect to North Penn Benefit Plans have been timely furnished, filed or both in accordance with Sections 101 through 105 of ERISA and Sections 6057 through 6059 of the Code, and they are true, correct and complete.  Records with respect to North Penn Benefit Plans have been maintained in compliance with Section 107 of ERISA. Neither North Penn nor any other fiduciary (as that term is defined in Section 3(21) of ERISA) with respect to any of North Penn Benefit Plans has any liability for any breach of any fiduciary duties under Sections 404, 405 or 409 of ERISA.

(g)           North Penn has not, with respect to any North Penn Benefit Plan, nor, to North Penn’s Knowledge, has any administrator of any North Penn Benefit Plan, the related trusts or any trustee thereof, engaged in any prohibited transaction which would subject North Penn, any ERISA Affiliate of North Penn, or any North Penn Benefit Plan to a tax or penalty on prohibited transactions imposed by ERISA, Section 4975 of the Code, or to any other liability under ERISA.

(h)           Except as set forth on Schedule 3.12(h), North Penn has no liability for retiree health and life benefits under any North Penn Benefit Plan other than any benefits required under COBRA or similar state laws.

(i)           Except as set forth on Schedule 3.12(i), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (A) result in any payment (including severance) becoming due to any director or any employee of North Penn from North Penn under any North Penn Benefit Plan, (B) increase any benefits otherwise payable under any North Penn Benefit Plan or (C) result in any acceleration of the time of payment or vesting of any such benefit.  Except as set forth (with detailed calculations) on Schedule 3.12(i),  no payment which is or may be made by, from or with respect to any North Penn Benefit Plan, either alone or in conjunction with any other payment will or could properly be characterized as an “excess parachute payment” under Section 280G of the Code on which an excise tax under Section 4999 of the Code is payable or will or could, either individually or collectively, provide for any payment by North Penn or any of its ERISA Affiliates that would not be deductible under Code Section 162(m).

(j)           The actuarial present values of all accrued North Penn Non-qualified Deferred Compensation Plans (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of North Penn and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Code or Section 302 of ERISA, have been fully reflected on the North Penn Financial Statements to the extent required by and in accordance with GAAP.

(k)           There is not, and has not been, any trust or fund maintained by or contributed to by North Penn or its employees to fund an employee benefit plan which would constitute a Voluntary Employees’ Beneficiary Association or a “welfare benefit fund” within the meaning of Section 419(a) of the Code.

(l)           No claim, lawsuit, arbitration or other action has been asserted or instituted or, to the Knowledge of North Penn, has been threatened or is anticipated, against any North Penn Benefit Plan (other than routine claims for benefits and appeals of such claims), North Penn or any North Penn Subsidiary or any director, officer or employee thereof, or any of the assets of any trust of any North Penn Benefit Plan.

(m)           None of North Penn, any subsidiary of North Penn, any Employee Benefit Plan or any employee, administrator or agent thereof, is or has been in material violation of any applicable transaction code set rules under HIPAA §§ 1172-1174 or the HIPAA privacy rules under 45 CFR Part 160 and subparts A and E of Part 164.  No penalties have been imposed on North Penn, any Employee Benefit Plan, or any employee, administrator or agent thereof, under HIPAA § 1176 or § 1177.  For purposes of this Agreement, “HIPAA” means the provisions of the Code and ERISA as enacted by the Health Insurance Portability and Accountability Act of 1996.

(n)           North Penn and the North Penn Subsidiaries have obtained the written consent of each employee on whose behalf bank owned life insurance (“BOLI”) has been purchased.  North Penn Bank has taken all actions necessary to comply with applicable law in connection with its purchase of BOLI.  Schedule 3.12(n) sets forth all BOLI owned by North Penn or any North Penn Subsidiary, a breakdown of the cash surrender values on each policy, the beneficiaries of such policy and a list of the lives insured thereunder.

Section 3.13   Title and Related Matters.

(a)   North Penn and the North Penn Subsidiaries have good and marketable title, and as to owned real property, have marketable title in fee simple absolute, to all assets and properties, real or personal, tangible or intangible, reflected as owned on the Financial Statements of North Penn or the Financial Regulatory Reports of North Penn Bank or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since December 31, 2009), free and clear of all liens, encumbrances, mortgages, security interests, restrictions, pledges or claims, except for (i) those liens, encumbrances, mortgages, security interests, restrictions, pledges or claims reflected in the Financial Statements of North Penn and the Financial Regulatory Reports of North Penn Bank or incurred in the ordinary course of business after December 31, 2009, (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith, and (iii) liens, encumbrances, mortgages, security interests, pledges, claims and title imperfections that are not in the aggregate material to the financial condition, results of operations, business or prospects of North Penn.

(b)   All agreements pursuant to which North Penn or any of the North Penn Subsidiaries leases, subleases or licenses material real or material personal properties from others are valid, binding and enforceable in accordance with their respective terms, and there is not, under any of such leases or licenses, any existing default or event of default, or any event which with notice or lapse of time, or both, would constitute a default or force majeure, or provide the basis for any other claim of excusable delay or nonperformance, except for defaults which individually or in the aggregate would not have a Material Adverse Effect on North Penn.  North Penn or one of the North Penn Subsidiaries has all right, title and interest as a lessee under the terms of each lease or sublease, free and clear of all liens, claims or encumbrances (other than the rights of the lessor) as of the Effective Time of the Merger, and, except as set forth on Schedule 3.13(b), Norwood shall have the right to assume each lease or sublease pursuant to this Agreement and by operation of law.

(c)   Except as set forth in Schedule 3.13(c), (i) all of the buildings, structures and fixtures owned, leased or subleased by North Penn and the North Penn Subsidiaries are in good operating condition and repair, subject only to ordinary wear and tear and/or minor defects which do not interfere with the continued use thereof in the conduct of normal operations, and (ii) all of the material personal properties owned, leased or subleased by North Penn or the North Penn Subsidiaries are in good operating condition and repair, subject only to ordinary wear and tear and/or minor defects which do not interfere with the continued use thereof in the conduct of normal operations.

Section 3.14   Real Estate.

(a)   Schedule 3.14(a) identifies each parcel of real estate or interest therein owned, leased or subleased by North Penn or any of the North Penn Subsidiaries or in which North Penn or any of the North Penn Subsidiaries has any ownership or leasehold interest.

(b)   Schedule 3.14(b) lists or otherwise describes each and every written or oral lease or sublease, together with the current name, address and telephone number of the landlord or sublandlord and the landlord’s property manager (if any), under which North Penn or any of the North Penn Subsidiaries is the lessee of any real property and which relates in any manner to the operation of the businesses of North Penn or any of the North Penn Subsidiaries.

(c)   Except as set forth on Schedule 3.14(c), none of North Penn or any of the North Penn Subsidiaries has violated, or is currently in violation of, any law, regulation or ordinance relating to the ownership or use of the real estate and real estate interests described in Schedules 3.14(a) and 3.14(b) including, but not limited to any law, regulation or ordinance relating to zoning, building, occupancy, environmental or comparable matter.  Such violations will  not, individually or in the aggregate, have a Material Adverse Effect on North Penn.

(d)   As to each parcel of real property owned or used by North Penn or any of the North Penn Subsidiaries, neither North Penn nor the respective North Penn Subsidiary has received notice of any pending or, to the Knowledge of North Penn or the North Penn Subsidiary, threatened condemnation proceedings, litigation proceedings or mechanic’s or materialmen’s liens.

Section 3.15   Environmental Matters.

(a)   Each of North Penn, the North Penn Subsidiaries, all property owned or used by North Penn or the North Penn Subsidiaries, the Participation Facilities (as defined in Section 11.1 of this Agreement), and, to the Knowledge of North Penn or any of the North Penn Subsidiaries, the Loan Properties (as defined in Section 11.1 of this Agreement) are, and have been, in material compliance, and there are no present circumstances that would prevent or interfere with the continuation of such material compliance with all applicable Environmental Laws.

(b)   There is no litigation pending or, to the Knowledge of North Penn or any of the North Penn Subsidiaries, threatened before any court, governmental agency or board or other forum in which North Penn, any of the North Penn Subsidiaries or any Participation Facility has been or, with respect to threatened litigation, may be, named as defendant (i) for alleged noncompliance (including by any predecessor), with respect to any Environmental Law (as defined below) or (ii) relating to the release into the environment of any Hazardous Material (as defined below), whether or not occurring at, on or involving a site owned, leased or operated by North Penn, the North Penn Subsidiaries or any Participation Facility.

(c)   There is no litigation pending or, to the Knowledge of North Penn or any of the North Penn Subsidiaries, threatened before any court, governmental agency or board or other forum in which any Loan Property (or North Penn or any of the North Penn Subsidiaries in respect of such Loan Property) has been named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on or involving a Loan Property.

(d)   To the Knowledge of North Penn or any of the North Penn Subsidiaries, there is no reasonable basis for any litigation of a type described in Section 3.15(b) and Section 3.15(c) of this Agreement.

(e)   During the period of (i) ownership or operation by North Penn or any of the North Penn Subsidiaries of any of its current properties, or (ii) participation by North Penn or any of the North Penn Subsidiaries in the management of any Participation Facility, and to the Knowledge of North Penn and any of the North Penn Subsidiaries, during the period of holding by North Penn or any of the North Penn Subsidiaries of a security interest in any Loan Property, there have been no releases of Hazardous Material in, on, under or affecting such properties.

(f)   Prior to the period of (i) ownership or operation by North Penn or any of the North Penn Subsidiaries of any of its current properties, (ii) participation by North Penn or any of the North Penn Subsidiaries in the management of any Participation Facility, or (iii) holding by North Penn or any of the North Penn Subsidiaries of a security interest in any Loan Property, to the Knowledge of North Penn or any of the North Penn Subsidiaries, there were no releases of Hazardous Material in, on, under or affecting any such property, Participation Facility or Loan Property.

(g)   There are no underground storage tanks on, in or under any properties owned or operated by North Penn or any of the North Penn Subsidiaries or any Participation Facility and, to the Knowledge of North Penn, no underground storage tanks have been closed or removed from any properties owned or operated by North Penn or any of the North Penn Subsidiaries or any Participation Facility except in compliance with Environmental Law.

(h)   Except as disclosed on Schedule 3.15(h), neither North Penn nor any North Penn Subsidiary has conducted or received from other parties any environmental studies during the past six years (other than Phase I or Phase II studies which did not indicate any contamination of the environment by Hazardous Material above reportable levels) with respect to any property owned, lease or operated by North Penn or any North Penn Subsidiary, any Participation Facility or any Loan Property.

Section 3.16   Commitments and Contracts.

(a)   Except as set forth in Schedule 3.16, neither North Penn nor any of the North Penn Subsidiaries is a party or subject to any of the following (whether written or oral, express or implied):

(i) Any employment, severance or consulting contract or understanding (including any understandings or obligations with respect to severance or termination pay liabilities or fringe benefits) with any present or former officer, director or employee, including in any such person’s capacity as a consultant (other than those which either are terminable at will without any further amount being payable thereunder or as a result of such termination by North Penn or any of the North Penn Subsidiaries);

(ii) Any labor contract or agreement with any labor union;

(iii) Any contract covenants which limit the ability of North Penn or any of the North Penn Subsidiaries to compete in any line of business or which involve any restriction of the geographical area in which North Penn or any of the North Penn Subsidiaries may carry on its businesses (other than as may be required by law or applicable regulatory authorities);

(iv) Any agreement which by its terms limits the payment of dividends by North Penn or any of the North Penn Subsidiaries;

(v) Any lease or other agreements or contracts with annual payments aggregating $50,000 or more;

(vi) Any instrument evidencing or related to borrowed money (other than as lender, deposits, FHLB advances or securities sold under agreement to repurchase) or that contain financial covenants or other restrictions (other than those relating to the payment of principal and interest when due);

(vii) Any contract not terminable without cause within 60 day’s notice or less without penalty or that obligates North Penn for the payment of $50,000 annually over its remaining term;

(viii) Any other contract, agreement, commitment or understanding (whether or not oral) that is material to the financial condition, results of operations or business of North Penn or any of the North Penn Subsidiaries, taken as a whole; and

               (ix)  Any other contract or agreement which would be required to be disclosed in reports filed by North Penn with the Securities and Exchange Commission (“SEC”), the Office of Thrift Supervision (“OTS”) or the Federal Deposit Insurance Corporation (“FDIC”).

Collectively, those contracts or agreements listed on Schedule 3.16 are referred to herein as the “Contracts”.  True and correct copies of Contracts have been provided to Norwood on or before the date hereof, as listed in the respective disclosure schedules and are in full force and effect on the date hereof.

(b)   There is not, under any Contract to which North Penn or any of the North Penn Subsidiaries is a party, any existing default or event of default, or any event which with notice or lapse of time, or both, would constitute a default or force majeure, or provide the basis for any other claim of excusable delay or non-performance.

(c)   Except as set forth on Schedule 3.16(c), (i) neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in termination of any of the Contracts or modify or accelerate any of the terms of such Contracts; and (ii) no consents are required to be obtained and no notices are required to be given in order for the Contracts to remain effective, without any modification or acceleration of any of the terms thereof, following the consummation of the transactions contemplated by this Agreement.

(d)    Schedule 3.16(d) lists the deadlines for extensions or terminations of any material leases, agreements or licenses (including specifically data processing agreements) listed on Schedule 3.16(a) to which North Penn or any of the North Penn Subsidiaries is a party.

(e)    To the Knowledge of North Penn, there are no voting agreements or voting trusts among shareholders of North Penn relating to their ownership of North Penn Common Stock.

Section 3.17   Regulatory Matters.  Neither North Penn nor any of the North Penn Subsidiaries has taken or agreed to take any action or has any Knowledge of any fact or has agreed to any circumstance that would materially impede or delay receipt of any Consents of any Regulatory Authorities referred to in this Agreement including, matters relating to the Community Reinvestment Act and protests thereunder.

Section 3.18   Registration Obligations.  North Penn is not under any obligation, contingent or otherwise, which will survive the Merger to register any of its securities under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws.

Section 3.19    Antitakeover Provisions.  Neither North Penn nor North Penn Bank is required to take any action to exempt North Penn, North Penn Bank, this Agreement and the Merger from any provisions of an antitakeover nature contained in their organizational documents, and the provisions of any federal or state “antitakeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations.  The vote required to approve this Agreement is the affirmative vote of a majority of the votes cast by holders of the issued and outstanding shares of North Penn Common Stock.

Section 3.20    Insurance.  North Penn and the North Penn Subsidiaries are presently insured as set forth on Schedule 3.20, and during each of the past three calendar years have been insured, for such amounts against such risks as companies or institutions engaged in a similar business would, in accordance with good business practice, customarily be insured.  The policies of fire, theft, liability and other insurance maintained with respect to the assets or businesses of North Penn and the North Penn Subsidiaries provide adequate coverage against loss, and the fidelity bonds in effect as to which North Penn or any of the North Penn Subsidiaries is named an insured are sufficient for their purpose.  Such policies of insurance are listed and described in Schedule 3.20.

Section 3.21   Labor.

(a)   No work stoppage involving North Penn or any of the North Penn Subsidiaries is pending as of the date hereof or, to the Knowledge of North Penn or any of the North Penn Subsidiaries, threatened.  Neither North Penn nor any of the North Penn Subsidiaries is involved in, or, to the Knowledge of North Penn or any of the North Penn Subsidiaries, threatened with or affected by, any proceeding asserting that North Penn or any of the North Penn Subsidiaries has committed an unfair labor practice or any labor dispute, arbitration, lawsuit or administrative proceeding which might reasonably be expected to have a Material Adverse Effect on North Penn.  No union represents or, to the Knowledge of North Penn or the North Penn Subsidiaries, claims to represent any employees of North Penn or any of the North Penn Subsidiaries, and, to the Knowledge of North Penn and the North Penn Subsidiaries, no labor union is attempting to organize employees of North Penn or any of the North Penn Subsidiaries.

(b)   North Penn has made available to Norwood a true and complete list of all employees of North Penn and the North Penn Subsidiaries as of the date hereof, together with the employee position, title, salary and date of hire.  Except as set forth on Schedule 3.16(a) hereto, no employee of North Penn or any of the North Penn Subsidiaries has any contractual right to continued employment by North Penn or any of the North Penn Subsidiaries.

(c)   North Penn and the North Penn Subsidiaries are in material compliance with all applicable laws and regulations relating to employment or the workplace, including, without limitation, provisions relating to wages, hours, collective bargaining, safety and health, work authorization, equal employment opportunity, immigration and the withholding of income taxes, unemployment compensation, workers compensation, employee privacy and right to know and social security contributions.

(d)   Except as set forth on Schedule 3.21(d) hereto, during the last three years, there has not been, there is not presently pending or existing and, to the Knowledge of North Penn or any of the North Penn Subsidiaries,  there is not threatened any proceeding against or affecting North Penn or any of the North Penn Subsidiaries relating to the alleged violation of any Federal or State law or regulation pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission or any comparable Federal or State governmental body or regulatory agency, organizational activity, or other labor or employment dispute against or affecting North Penn or any of the North Penn Subsidiaries.

Section 3.22   Compliance with Laws.  North Penn and the North Penn Subsidiaries have materially complied with all applicable federal, foreign, state and local laws, regulations and orders, and is in material compliance with such laws, regulations and orders.  Except as disclosed in Schedule 3.22, none of North Penn or any of the North Penn Subsidiaries:

(a)   is in violation of any laws, orders or permits applicable to its business or the employees or agents or representatives conducting its business (other than where such violation will not, alone or in the aggregate, have a Material Adverse Effect on North Penn) or has failed to comply with any directives, orders, agreements or memoranda of understanding with any Regulatory Authority;

(b)   has received a notification or communication from any agency or department of any federal, state or local governmental authority or any Regulatory Authority or the staff thereof (i) asserting that it is not in compliance with any laws or orders which such governmental authority or Regulatory Authority enforces (other than where such non-compliance will not, alone or in the aggregate, have a Material Adverse Effect on North Penn and the North Penn Subsidiaries), (ii) threatening to revoke any permit or license other than licenses or permits the revocation of which will not, alone or in the aggregate, have a Material Adverse Effect on North Penn, (iii) except as set forth on Schedule 3.22(b), requiring it to enter into any cease and desist order, formal agreement, commitment or memorandum of understanding, or to adopt any resolutions or similar undertakings, or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit in any material manner, its operations, including, without limitation, any restrictions on the payment of dividends, or that in any manner relates to such entity’s capital adequacy, credit policies, management or business (other than regulatory restrictions generally applicable to savings banks or their holding companies);

(c)   is aware of, has been advised of, or has any reason to believe that any facts or circumstances exist, which would cause it:  (i) to be deemed to be operating in violation in any material respect of the federal Bank Secrecy Act, as amended, and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act of 2001, Public Law 107-56 (the “USA PATRIOT Act”), and the regulations promulgated thereunder, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (ii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by North Penn pursuant to 12 C.F.R. Part 364, Appendix B.  Furthermore, the Board of Directors of North Penn has adopted and North Penn has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that materially comply with Section 326 of the USA PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act and the regulations thereunder; or

(d)           has any “covered transactions” between North Penn Bank and an “affiliate” within the meaning of Sections 23A and 23B of the Federal Reserve Act and the regulations thereunder that are not in compliance with such provisions.

Section 3.23   Transactions with Management.  Except for (a) deposits, all of which are on terms and conditions comparable to those made available to other customers of North Penn at the time such deposits were entered into, (b) the loans listed on Schedule 3.5 or arm’s length loans to employees entered into in the ordinary course of business, (c) compensation arrangements or obligations under employee benefit plans of North Penn or any of the North Penn Subsidiaries set forth in Schedule 3.12, (d) any loans or deposit agreements entered into in the ordinary course with customers of North Penn or North Penn Bank and (e) amounts paid for services which have been disclosed in North Penn’s filings with the SEC, there are no contracts with or commitments to directors, officers or employees involving the expenditure of more than $10,000 as to any one individual, including, with respect to any business directly or indirectly controlled by any such person, or $10,000 for all such contracts for commitments in the aggregate for all such individuals.

Section 3.24   Derivative Contracts.  None of North Penn or any of the North Penn Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract or agreement, or any other contract or agreement not included in Financial Statements of North Penn which is a financial derivative contract (including various combinations thereof) (“Derivative Contracts”), except for those Derivative Contracts set forth in Schedule 3.24.  All Derivative Contracts whether entered into for its own account, or for the account of one or more of the North Penn Subsidiaries or their respective customers, were entered into (1) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (2) with counterparties believed to be financially responsible at the time; and each Derivative Contract constitutes the valid and legally binding obligation of it or one of the North Penn Subsidiaries, as the case may be, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and are in full force and effect.  Neither North Penn, the North Penn Subsidiaries, nor to their Knowledge any other party thereto, is in breach of any of its obligations under any Derivative Contract.  The financial position of North Penn and the North Penn Subsidiaries on a consolidated basis under or with respect to each such Derivative Contracts has been reflected in the books and records of North Penn and such North Penn Subsidiary in accordance with GAAP consistently applied.

Section 3.25   Deposits.  None of the deposits of North Penn Bank are “brokered” deposits as such term is defined in the Rules and Regulations of the FDIC or are subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, set off rights, escrow limitations and similar actions taken in the ordinary course of business), and no portion of such deposits represents a deposit of any affiliate of North Penn’s.

Section 3.26   Controls and Procedures.

(a)    North Penn has in place “disclosure controls and procedures” as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to allow North Penn’s management to make timely decisions regarding required disclosures and to make the certifications of the Chief Executive Officer and Chief Financial Officer of North Penn required under the Exchange Act.

(b)           North Penn has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP as consistently applied by North Penn, including reasonable assurance (i) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP as consistently applied by North Penn and to maintain asset accountability, (ii) access to assets is permitted only in accordance with management’s general or specific authorizations, and (iii) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any difference.

(c)           No personal loan or other extension of credit by North Penn or any North Penn subsidiary to any of its or their executive officers or directors has been made or modified (other than as permitted by Section 13 of the Exchange Act and Section 402 of the Sarbanes-Oxley Act of 2002).

(d)   Except as set forth on Schedule 3.26(d) hereto, since January 1, 2006, (i) neither North Penn nor any of the North Penn Subsidiaries nor, to the Knowledge of North Penn, any director, officer, employee, auditor, accountant or representative of North Penn or any of the North Penn Subsidiaries has received any written complaint, allegation, assertion, or claim that North Penn or any North Penn Subsidiary has engaged in improper or illegal accounting or auditing practices or maintains improper or inadequate internal accounting controls and (ii) no attorney representing North Penn or any North Penn Subsidiary, whether or not employed by North Penn or any North Penn Subsidiary, has reported evidence of a material violation of U.S. federal or state securities laws, a material breach of fiduciary duty or similar material violation by North Penn, any of the North Penn Subsidiaries or any of their respective officers, directors, employees or agents to any officer of North Penn, the Board of Directors of North Penn or any member or committee thereof.

Section 3.27   SEC Filings  North Penn has filed all forms, reports and documents required to be filed by North Penn with the SEC since January 1, 2007 (collectively, the North Penn SEC Reports”).  The North Penn SEC Reports (i) at the time they were filed, complied in all material respects with the applicable requirements of the Securities Act, and the Exchange Act, as the case may be, (ii) did not at the time they were filed (or if amended or superseded by filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such North Penn SEC Reports or necessary in order to make statements in the North Penn SEC Reports, in light of the circumstances under which they were made, not misleading.

Section 3.28    North Penn Information.  None of the information relating to North Penn and the North Penn Subsidiaries to be provided by North Penn or the North Penn Subsidiaries for use in (i) the Registration Statement on Form S-4 to be filed by Norwood in connection with the issuance of shares of Norwood Common Stock pursuant to the Merger, as amended or supplemented (or on any successor or other appropriate form) (“Form S-4”), will, at the time the Form S-4 becomes effective, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the proxy statement/prospectus contained in the Form S-4, as amended or supplemented, and to be delivered to stockholders of North Penn in connection with the solicitation of their approval of this Agreement, the Agreement of Merger and the transactions contemplated hereby and thereby (“Proxy Statement/Prospectus”), as of the date such Proxy Statement/Prospectus is mailed to stockholders of North Penn and up to and including the date of the meeting of stockholders to which such Proxy Statement/Prospectus relates, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that information as of a later date shall be deemed to modify information as of an earlier date.

Section 3.29   Deposit Insurance.  The deposit accounts of North Penn Bank are insured by the FDIC in accordance with the provisions of the Federal Deposit Insurance Act (the “Act”).  North Penn has paid all regular premiums, required prepayments of premiums and special assessments and filed all reports required under the Act.

Section 3.30   Intellectual Property.  Schedule 3.30 sets forth all (i) trademarks, tradenames, service marks or other trade rights, whether or not registered, and all pending applications for any such registrations, (ii) copyrights, copyrightable materials or pending applications therefore, (iii) trade secrets, (iv) inventions, discoveries, designs and drawings, (v) computer software (excluding any so-called “shrink-wrap” or “click-through” license agreements and other similar computer software licensed in the ordinary course of business and/or otherwise resident on desktop computers), and (vi) patents and patent applications owned or licensed by North Penn and any of the North Penn Subsidiaries (collectively the “Intellectual Property Rights”).  Neither North Penn nor any of the North Penn Subsidiaries has granted to any Person any license, option or other rights to use in any manner any of the Intellectual Property Rights, whether requiring the payment of royalties or not.  The Intellectual Property Rights will not cease to be the rights of North Penn, or its successor, or be impaired by reason of performance of this Agreement or the consummation of the transactions contemplated hereby.  No other Person (i) has notified North Penn or any of the North Penn Subsidiaries that such Person claims any ownership or right of use of the Intellectual Property Rights or, (ii) to the

Knowledge of North Penn or any of the North Penn Subsidiaries, is infringing upon any Intellectual Property Rights of North Penn or any of the North Penn Subsidiaries.  To the Knowledge of North Penn and the North Penn Subsidiaries, the use of the Intellectual Property Rights does not conflict with, infringe upon or otherwise violate the valid rights of any Person.  No written notice has been received and not fully resolved and no action has been instituted or, to the Knowledge of North Penn and the North Penn Subsidiaries, threatened against North Penn or any of the North Penn Subsidiaries alleging that the use of the Intellectual Property Rights infringes upon or otherwise violates the rights of any Person.

Section 3.31   Fairness Opinion.  Prior to the execution of this Agreement, North Penn has received an opinion from the Kafafian Group, Inc. to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair to the shareholders of North Penn from a financial point of view (the “Fairness Opinion”).  Such opinion has not been amended or rescinded as of the date of this Agreement.

Section 3.32   No Trust Powers.  Neither North Penn nor any of the North Penn Subsidiaries exercise trust powers or acts as a fiduciary, trustee, agent, custodian, personal representative, guardian, conservator or investment advisor with respect to assets held other than acting as a trustee or custodian with respect to IRA accounts related to insured deposits or as trustee or custodian for other insured deposits held.

Section 3.33   Indemnification.  Except as set forth in Schedule 3.33 or the Articles of Incorporation and Bylaws of North Penn, North Penn is not a party to any indemnification agreement with any of its present or future directors, officers, employees, agents or other persons who serve or served in any other capacity with any other enterprise at the request of North Penn (a “Covered Person”), and, except as set forth in Schedule 3.33, to North Penn’s Knowledge, there are no claims for which any Covered Person would be entitled to indemnification under the Articles of Incorporation and Bylaws of North Penn, or under the governing documents of any of the North Penn Subsidiaries, applicable law, regulation or any indemnification agreement.

Section 3.34   Investment Securities.  Except as set forth on Schedule 3.34, no investment security or mortgage backed security held by North Penn or any of the North Penn Subsidiaries, were it held as a loan, would be classified as “substandard,” “doubtful,” “loss,” “other assets especially mentioned,” “special mention,” “credit risk assets,” or any comparable classifications.

Section 3.35   Reorganization Treatment.  As of the date hereof, neither North Penn nor any of the North Penn Subsidiaries has any reason to believe that any conditions exist that would reasonably be expected to prevent or impede the Merger or the Bank Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 3.36   Untrue Statements and Omissions.  No representation or warranty contained in Article 3 of this Agreement or in the Schedules contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF NORWOOD

Norwood and Wayne hereby represent and warrant to North Penn and North Penn Bank as follows as of the date hereof and as of all times up to and including the Effective Time of the Merger (except as otherwise provided):

Section 4.1   Organization and Related Matters of Norwood.

(a)   Norwood is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania.  Norwood has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as now conducted and Norwood is licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by Norwood, or the character or location of the properties and assets owned or leased by Norwood makes such licensing or qualification necessary, except where the failure to be so licensed or qualified (or steps necessary to cure such failure) would not have a Material Adverse Effect on Norwood.  Norwood is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended.  True and correct copies of the Articles of Incorporation of Norwood and the Bylaws of Norwood, each as amended to the date hereof, have been made available to North Penn.

(b)   Wayne is a commercial bank, duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania.  Wayne has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as such business is now being conducted.  True and correct copies of the Articles of Incorporation and the Bylaws of Wayne, each as amended to the date hereof, have been delivered to North Penn.

(c)   Each direct and indirect subsidiary of Norwood (other than Wayne) is a corporation, limited liability company or partnership duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each subsidiary has the corporate or requisite power and authority to own or lease all of its properties and assets and to carry on its business as such business is now being conducted, and is duly licensed or qualified to do business in all such places where the nature of the business being conducted by each subsidiary or the character or location of the properties and assets owned or leased by each subsidiary make such qualification necessary, except where the failure to be so licensed or qualified (or steps necessary to cure such failure) would not have a Material Adverse Effect on Norwood.

(d)   Norwood has in effect all federal, state, local and foreign governmental, regulatory and other authorizations, permits and licenses necessary for it to own or lease its properties and assets and to carry on its business as now conducted, the absence of which, either individually or in the aggregate, would have a Material Adverse Effect on Norwood.

Section 4.2   Capitalization.

(a)           The authorized capital stock of Norwood consists of 10,000,000 shares of Norwood Common Stock, of which, as of the date hereof, 2,763,141 are issued and outstanding and 77,731 shares are held in the treasury of Norwood and 5,000,000 shares of preferred stock, no par value, of which no shares are issued and outstanding.  All of the issued and outstanding shares of Norwood Common Stock have been duly authorized and validly issued and all such shares are fully paid and nonassessable, and subject to no preemptive rights and were not issued in violation of any preemptive rights.  As of the date hereof, there are no outstanding options, warrants, commitments, or other rights or instruments to purchase or acquire any shares of capital stock of Norwood, or any securities or rights convertible into or exchangeable for shares of capital stock of Norwood, except for options to purchase 162,654 shares of Norwood Common Stock.

(b)           Norwood owns, directly, or indirectly, all of the capital stock of Wayne and the other Norwood subsidiaries, free and clear of any liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature.  All the equity securities of each subsidiary held by Norwood or its subsidiaries have been duly authorized and are validly issued and outstanding, fully paid and nonassessable  There are no subscriptions, options, commitments, calls or other agreements outstanding with respect to the capital stock of Wayne or any other subsidiary.  Except for the Norwood subsidiaries, Norwood does not possess, directly or indirectly, any material equity interest in any entity, except for equity interests in Wayne’s investment portfolio.

(c)           The shares of Norwood Common Stock to be issued in exchange for shares of North Penn Common Stock upon consummation of the Merger in accordance with this Agreement have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable and subject to no preemptive rights.

Section 4.3   Financial Statements; Filings.

(a)           Each of the consolidated financial statements of Norwood as of and for the years ended December 31, 2009, December 31, 2008 and December 31, 2007 and the unaudited consolidated financial statements for the nine months ended September 30, 2010 (such financial statements, unless otherwise indicated, being hereinafter referred to collectively as the “Financial Statements of Norwood”), and each of the Call Reports of Wayne as of and for each of the years ended December 31, 2009, December 31, 2008 and December 31, 2007 and for the period ended September 30, 2010 (such Call Reports, unless otherwise indicated, being hereinafter referred to collectively as the “Financial Regulatory Reports of Wayne”), (including the related notes, where applicable) have been prepared in all material respects in accordance with GAAP or regulatory accounting principles, whichever is applicable, which principles have been consistently applied by Norwood during the periods involved, except as otherwise noted therein, and the books and records of Norwood and Wayne have been, are being, and will be maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions.  Each of the Financial Statements of Norwood and each of the Financial Regulatory Reports of Wayne (including the related notes, where applicable) fairly presents the financial position of Norwood or Wayne, as applicable, as of the respective dates thereof and fairly presents the results of operations of Norwood or Wayne, as applicable, for the respective periods therein set forth.

(b)           Since September 30, 2010, neither Norwood nor any of its subsidiaries has incurred any obligation or liability (contingent or otherwise) that has or might reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Norwood except obligations and liabilities which are accrued or reserved against in the Financial Statements of Norwood or the Financial Regulatory Reports of Wayne, or reflected in the notes thereto.  Since September 30, 2010, neither Norwood nor any of its subsidiaries has incurred or paid any obligation or liability which would be material to Norwood, except as may have been incurred or paid in the ordinary course of business, consistent with past practices.

Section 4.4   Reserves. The allowances for possible loan losses shown on the Financial Statements of Norwood and the Financial Regulatory Reports of Wayne were, and the allowance for possible loan losses to be shown on the Financial Statements of Norwood and the Financial Regulatory Reports of Wayne as of any date subsequent to the execution of this Agreement will be, as of such dates, adequate to provide for possible losses, net of recoveries relating to loans previously charged off, in respect of loans outstanding (including accrued interest receivable) of Norwood and other extensions of credit (including letters of credit or commitments to make loans or extend credit).  Norwood has not been notified by any state or federal bank regulatory agency that its reserves are inadequate or that its practices and policies used in establishing its allowance and in accounting for delinquent and classified assets fail to comply with applicable accounting and regulatory requirements or that regulators or independent auditors believe that such reserves are inadequate or inconsistent with the historical loss experience of Norwood.

Section 4.5    Authority; No Violation.

(a)   Norwood and Wayne have full corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Consents of the Regulatory Authorities, to consummate the transactions contemplated hereby.  The execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby and in any related agreements, have been duly authorized by the Boards of Directors of Norwood and Wayne, and no other corporate or other proceedings on the part of Norwood and Wayne are or will be necessary to authorize this Agreement and the transactions contemplated hereby.  This Agreement is the valid and binding obligation of Norwood and Wayne enforceable against them in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.

(b)           Neither the execution, delivery or performance of this Agreement by Norwood or Wayne nor the consummation by Norwood or Wayne of the transactions contemplated hereby including the Bank Merger, nor compliance by Norwood or Wayne with any of the terms or provisions hereof, will (i) violate any provision of the Articles of Incorporation or Bylaws of Norwood or the Articles of Incorporation or Bylaws of Wayne or, (ii) assuming that the Consents of the Regulatory Authorities and approvals referred to herein (including, without limitation the declaration of effectiveness of the Form S-4, compliance with all blue sky laws and Nasdaq notification requirements) are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Norwood or Wayne or any of their subsidiaries or their respective properties or assets, or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of Norwood or Wayne or any of their subsidiaries under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, license, permit, lease, agreement or other instrument or obligation to which Norwood, Wayne or any of their subsidiaries is a party, or by which it or any of its subsidiaries or any of their properties or assets may be bound or affected, or (iv) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Norwood or Wayne or any of their subsidiaries or any of their material properties or assets, except for (X) such conflicts, breaches or defaults as are set forth in Schedule 4.5; and (Y) with respect to clause (ii) and (iii) above, such as individually or in the aggregate will not have a Material Adverse Effect on Norwood.

Section 4.6   Consents and Approvals.  Except for (i) the Consents of the Regulatory Authorities and as disclosed in Schedule 4.6, no consents or approvals by, or filings or registrations with, any third party or any public body, agency or authority are necessary in connection with the execution and delivery by Norwood and Wayne of this Agreement, and the consummation of the Merger and the other transactions contemplated hereby.

Section 4.7   Absence of Certain Changes or Events.  Since December 31, 2009, there has not been any change or any event which has had, or is reasonably likely to have, a Material Adverse Effect on Norwood, or a combination of such changes or events which has had, or is reasonably likely to have, a Material Adverse Effect on Norwood and no fact or condition exists as of the date hereof which might reasonably be expected to cause any such change or event in the future.

Section 4.8   Norwood Information.  None of the information relating to Norwood and its subsidiaries to be provided by Norwood or its subsidiaries for use in (i) the Form S-4 will, at the time the Form S-4 becomes effective, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Proxy Statement/Prospectus as of the date such Proxy Statement/Prospectus is mailed to stockholders of North Penn and up to and including the date of the meeting of stockholders to which such Proxy Statement/Prospectus relates, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that information as of a later date shall be deemed to modify information as of an earlier date.

Section 4.9   Regulatory Matters.  Neither Norwood nor any of its subsidiaries has  agreed to take any action, has any Knowledge of any fact or has agreed to any circumstance that would materially impede or delay receipt of any Consent from any Regulatory Authority referred to in this Agreement including matters relating to the Community Reinvestment Act and protests thereunder.

Section 4.10   Deposit Insurance.  The deposit accounts of Wayne are insured by the FDIC in accordance with the provisions of the Act.  Wayne has paid all regular premiums, required prepayments and special assessments and filed all reports required under the Act.

Section 4.11   Legal Proceedings; Etc.

(a)           Neither Norwood nor any of its subsidiaries is a party to any, and there are no pending or, to the Knowledge of Norwood or any of its subsidiaries, threatened, judicial, administrative, arbitral or other proceedings, claims, actions, causes of action or governmental investigations against Norwood or any of its subsidiaries challenging the validity of the transactions contemplated by this Agreement and there is no governmental investigation pending or, to the Knowledge of Norwood or any of its subsidiaries, threatened against Norwood or any of its subsidiaries; no judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator is outstanding against Norwood or any its subsidiaries which has had, or is reasonably likely to have, a Material Adverse Effect on Norwood; there is no default by Norwood or any of its subsidiaries under any material contract or agreement to which any of them is a party; and, neither Norwood nor any of its subsidiaries is a party to any agreement, order or memorandum in writing by or with any Regulatory Authority restricting the operations of Norwood or any of its subsidiaries, and neither Norwood nor any of its subsidiaries has been advised by any Regulatory Authority that any such Regulatory Authority is contemplating issuing or requesting the issuance of any such order or memorandum in the future.

(b)           There are no actions, suits, claims, proceedings or investigations of any kind pending or, to Norwood’s Knowledge, threatened against any of the directors or officers of Norwood or any of its subsidiaries in their capacities as such, and no director or officer of Norwood or any of its subsidiaries currently is being indemnified or seeking to be indemnified by Norwood or any of its subsidiaries pursuant to applicable law or their governing documents.

Section 4.12   Title and Related Matters.

(a)           Norwood and its subsidiaries have good and marketable title, and as to owned real property, have marketable title in fee simple absolute, to all assets and properties, real or personal, tangible or intangible, reflected as owned on the Financial Statements of Norwood or the Financial Regulatory Reports of Wayne or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since December 31, 2009), free and clear of all liens, encumbrances, mortgages, security interests, restrictions, pledges or claims, except for (i) those liens, encumbrances, mortgages, security interests, restrictions, pledges or claims reflected in the Financial Statements of Norwood and the Financial Regulatory Reports of Wayne or incurred in the ordinary course of business after December 31, 2009, (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith, and (iii) liens, encumbrances, mortgages, security interests, pledges, claims and title imperfections that are not in the aggregate material to the financial condition, results of operations, business or prospects of Norwood.

(b)   All agreements pursuant to which Norwood or any of its subsidiaries leases, subleases or licenses material real or material personal properties from others are valid, binding and enforceable in accordance with their respective terms, and there is not, under any of such leases or licenses, any existing default or event of default, or any event which with notice or lapse of time, or both, would constitute a default or force majeure, or provide the basis for any other claim of excusable delay or nonperformance, except for defaults which individually or in the aggregate would not have a Material Adverse Effect on Norwood.

(c)   Except as set forth in Schedule 4.12(c), (i) all of the buildings, structures and fixtures owned, leased or subleased by Norwood and its subsidiaries are in good operating condition and repair, subject only to ordinary wear and tear and/or minor defects which do not interfere with the continued use thereof in the conduct of normal operations, and (ii) all of the material personal properties owned, leased or subleased by Norwood or its subsidiaries are in good operating condition and repair, subject only to ordinary wear and tear and/or minor defects which do not interfere with the continued use thereof in the conduct of normal operations.

Section 4.13   Deposits.  None of the deposits of Wayne are “brokered” deposits as such term is defined in the Rules and Regulations of the FDIC or are subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, set off rights, escrow limitations and similar actions taken in the ordinary course of business), and no portion of such deposits represents a deposit of any affiliate of Norwood’s.

Section 4.14   Controls and Procedures.

(a)           Norwood has in place “disclosure controls and procedures” as defined in Rules 13a-15(e) and 15d-15(e) of the  Exchange Act to allow Norwood’s management to make timely decisions regarding required disclosures and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Norwood required under the Exchange Act.

(b)   Norwood has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP as consistently applied by Norwood, including reasonable assurance (i) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP as consistently applied by Norwood and to maintain asset accountability, (ii) access to assets is permitted only in accordance with management’s general or specific authorizations, and (iii) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any difference.

(c)   No personal loan or other extension of credit by Norwood or any Norwood subsidiary to any of its or their executive officers or directors has been made or modified (other than as permitted by Section 13 of the Exchange Act and Section 402 of the Sarbanes-Oxley Act).

(d)   Since January 1, 2006, (i) neither Norwood nor any of Norwood’s subsidiaries nor, to the Knowledge of Norwood, any director, officer, employee, auditor, accountant or representative of Norwood or any of Norwood subsidiaries has received any written complaint, allegation, assertion, or claim that Norwood or any Norwood subsidiary has engaged in improper or illegal accounting or auditing practices or maintains improper or inadequate internal accounting controls and (ii) no attorney representing Norwood or any Norwood subsidiary, whether or not employed by Norwood or any Norwood subsidiary, has reported evidence of a material violation of U.S. federal or state securities laws, a material breach of fiduciary duty or similar material violation by Norwood, any of Norwood’s subsidiaries or any of their respective officers, directors, employees or agents to any officer of Norwood, the Board of Directors of Norwood or any member or committee thereof.

Section 4.15   SEC Filings  Norwood has filed all forms, reports and documents required to be filed by Norwood with the SEC since January 1, 2007 (collectively, the “Norwood SEC Reports”).  The Norwood SEC Reports (i) at the time they were filed, complied in all material respects with the applicable requirements of the Securities Act, and the Exchange Act, as the case may be, (ii) did not at the time they were filed (or if amended or superseded by filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Norwood SEC Reports or necessary in order to make statements in the Norwood SEC Reports, in light of the circumstances under which they were made, not misleading.

Section 4.16   Reorganization Treatment.  As of the date hereof, neither Norwood nor any of its subsidiaries has any reason to believe that any conditions exist that would reasonably be expected to prevent or impede the Merger or the Bank Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 4.17   Access to Funds.  Norwood has, and on the Closing Date will have, access to all funds necessary to consummate the Merger and pay the aggregate Cash Consideration.

Section 4.18   Taxes and Tax Returns.

(a)           Norwood has duly filed in correct form all federal, state and local information returns and tax returns required to be filed by Norwood or any of its subsidiaries on or prior to the date hereof, unless subject to a validly filed extension of time for filing that has not yet expired and all such tax returns are true and complete in all material respects, and Norwood has duly paid or made adequate provisions for the payment of all taxes and other governmental charges relating to taxes which are owed by Norwood or any of its subsidiaries to any federal, state or local taxing authorities, whether or not reflected in such returns (including, without limitation, those owed in respect of the properties, income, business, capital stock, deposits, franchises, licenses, sales and payrolls of Norwood or any of its subsidiaries), other than taxes and other charges which (i) are not yet delinquent or are being contested in good faith or (ii) have not been finally determined.  The amounts set forth as liabilities for taxes on the Financial Statements of Norwood and the Financial Regulatory Reports of Wayne are sufficient, in the aggregate, for the payment of all unpaid federal, state and local taxes (including any interest or penalties thereon), whether or not disputed, accrued or applicable, for the periods then ended, and have been computed in accordance with GAAP as consistently applied by Norwood during the periods involved.

(b)           No federal, state or local administrative proceedings or court proceedings, and to the Knowledge of Norwood, no federal, state or local audits, examinations or investigations are presently pending with regard to any taxes or tax returns filed by or on behalf of Norwood or any of its subsidiaries.  Neither Norwood nor any of its subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any federal, state or local taxes due that is currently in effect, and deferred taxes of Norwood have been adequately provided for in the Financial Statements of Norwood.

Section 4.19   Compliance with Laws.  Norwood and its subsidiaries have materially complied with all applicable federal, foreign, state and local laws, regulations and orders, and is in material compliance with such laws, regulations and orders.  Except as disclosed in Schedule 4.19, none of Norwood or any of its subsidiaries:

(a)           is in violation of any laws, orders or permits applicable to its business or the employees or agents or representatives conducting its business (other than where such violation will not, alone or in the aggregate, have a Material Adverse Effect on Norwood) or has failed to comply with any directives, orders, agreements or memoranda of understanding with any Regulatory Authority;

(b)           has received a notification or communication from any agency or department of any federal, state or local governmental authority or any Regulatory Authority or the staff thereof (i) asserting that it is not in compliance with any laws or orders which such governmental authority or Regulatory Authority enforces (other than where such non-compliance will not, alone or in the aggregate, have a Material Adverse Effect on Norwood and its subsidiaries), (ii) threatening to revoke any permit or license other than licenses or permits the revocation of which will not, alone or in the aggregate, have a Material Adverse Effect on Norwood, (iii) except as set forth on Schedule 4.19, requiring it to enter into any cease and desist order, formal agreement, commitment or memorandum of understanding, or to adopt any resolutions or similar undertakings, or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit in any material manner, its operations, including, without limitation, any restrictions on the payment of dividends, or that in any manner relates to such entity’s capital adequacy, credit policies, management or business (other than regulatory restrictions generally applicable to savings banks or their holding companies);

(c)           is aware of, has been advised of, or has any reason to believe that any facts or circumstances exist, which would cause it:  (i) to be deemed to be operating in violation in any material respect of the federal Bank Secrecy Act, as amended, and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act of 2001, Public Law 107-56 (the “USA PATRIOT Act”), and the regulations promulgated thereunder, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (ii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by Norwood pursuant to 12 C.F.R. Part 364, Appendix B.  Furthermore, the Board of Directors of Norwood has adopted and Norwood has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that materially comply with Section 326 of the USA PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act and the regulations thereunder; or

(d)           has any “covered transactions” between Wayne Bank and an “affiliate” within the meaning of Sections 23A and 23B of the Federal Reserve Act and the regulations thereunder that are not in compliance with such provisions.

Section 4.20   Untrue Statements and Omissions.  No representation or warranty contained in Article 4 of this Agreement or in the Schedules of Norwood or Wayne contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE 5

COVENANTS AND AGREEMENTS

Section 5.1   Conduct of the Business of the Parties.

(a)   During the period from the date of this Agreement to the Effective Time of the Merger, North Penn shall, and shall cause the North Penn Subsidiaries to, (i) conduct its business in the usual, regular and ordinary course consistent with past practice and prudent banking principles, (ii) use its best efforts to maintain and preserve intact its business organization, employees, goodwill with customers and other business relationships and retain the services of its officers and key employees, and (iii) except as required by law or regulation, take no action which would adversely affect or delay the ability of North Penn or Norwood to obtain any Consent from any Regulatory Authority or other approvals required for the consummation of the transactions contemplated hereby or to perform its covenants and agreements under this Agreement.  During the period from the date of this Agreement to the Effective Time of the Merger, Norwood and Wayne shall, and shall cause their subsidiaries to, except as required by law or regulation, take no action which would adversely affect or delay the ability of Norwood or North Penn to obtain any Consent from any Regulatory Authority or other approvals required for the consummation of the transactions contemplated hereby or to perform its covenants and agreements under this Agreement.

(b)   During the period from the date of this Agreement to the Effective Time of the Merger, except as required by law or regulation, neither North Penn nor any of the North Penn Subsidiaries shall, without the prior written consent of Norwood which shall not be unreasonably withheld:

(i) change, delete or add any provision of or to the Articles of Incorporation or Bylaws or other governing documents of any such entity;

(ii) except for the issuance of shares of North Penn Common Stock upon the exercise of North Penn Options prior to the Effective Time of the Merger, change the number of shares of its authorized, issued or outstanding capital stock, including any issuance, purchase, redemption, split, combination or reclassification thereof, or issue or grant any option, warrant, call, commitment, subscription, right or agreement to purchase relating to its capital stock, or declare, set aside or pay any dividend or other distribution with respect to its outstanding capital other than the regular quarterly cash dividend of not more than $0.04 per share of North Penn Common Stock with record and payment dates to be consistent with past practices;

(iii) incur any material liabilities or material obligations (other than deposit liabilities and short-term borrowings in the ordinary course of business), whether directly or whether directly or by way of guaranty, including any obligation for borrowed money, or whether evidenced by any note, bond, debenture, or similar instrument;

(iv) make any capital expenditures individually in excess of $25,000 other than expenditures necessary to maintain existing assets in good repair;

(v) sell, transfer, convey or otherwise dispose of any real property (including “other real estate owned”) or interest therein;

(vi) except as set forth on Schedule 5.1(b)(vi), pay any bonuses to any employee, officer, director or other person; enter into any new, or amend in any respect any existing, employment, consulting, non-competition or independent contractor agreement with any person; alter the terms of any existing incentive bonus or commission plan; adopt any new or amend in any material respect any existing employee benefit plan except as may be required by law; grant any general increase in compensation or pay any bonuses to its employees as a class or to its officers;

(vii) enter into or extend any agreement, lease or license relating to real property, personal property, data processing or bankcard functions that involves an aggregate of $25,000 or more;

(viii) acquire or agree to acquire five percent (5%) or more of the assets or equity securities of any Person or acquire direct or indirect control of any Person other than in connection with foreclosures in the ordinary course of business; provided however, North Penn shall consult with Norwood with respect to any such foreclosures;

(ix) originate, purchase, extend or grant any loan in principal amount in excess of $100,000 if such loan is not fully secured or $400,000 if the loan is fully secured, except loans as to which it has a binding obligation to make such loans as of the date hereof, all of which are listed on Schedule 5.1(b)(ix);

(x) file any applications or make any contract with respect to branching by North Penn Bank (whether de novo, purchase, sale or relocation) or acquire or construct, or enter into any agreement to acquire or construct, any interest in real property;

(xi) form any new subsidiary;

(xii) increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with past practices;

(xiii) take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article 7 or Article 8 not being satisfied;

(xiv) purchase or sell or otherwise acquire any investment securities other than those issued by the U.S. Treasury with a maximum remaining maturity of two years or less;

(xv) commence any cause of action or proceeding other than in accordance with past practice or settle any action, claim, arbitration, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry or other proceeding against it for material money damages or material restrictions upon any of their operations;

(xvi) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing agreement or indebtedness to which it is a party, other than in the ordinary course of business, consistent with past practice;

(xvii) enter into, renew, extend or modify any other transaction (other than a deposit transaction) with any Affiliate other than pursuant to existing policies;

(xviii) enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement, or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

(xix) except for the execution of this Agreement, and actions taken or which will be taken in accordance with this Agreement and performance thereunder, take any action that would give rise to a right of payment to any individual under any employment agreement (other than salary earned for prior service);

(xx) make any change in policies in existence on the date of this Agreement with regard to: the extension of credit, or the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon; investments; asset/liability management; or other material banking policies in any material respect except as may be required by changes in applicable law or regulations or by a Regulatory Authority or changes in GAAP, as advised by North Penn’s independent public accountants;

(xxi) except for the execution of this Agreement, and the transactions contemplated therein, take any action that would give rise to an acceleration of the right to payment to any individual under any Employee Benefit Plan;

(xxii) purchase or otherwise acquire, or sell or otherwise dispose of, any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies;

(xxiii) foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or if such assessment indicates the presence of Hazardous Material or an underground storage tank;

(xxiv) make any written communications to the employees of North Penn, North Penn Bank or any North Penn subsidiary pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement without first providing Norwood with a copy or description of the intended communication, which

Norwood shall promptly review and comment on, and Norwood and North Penn shall cooperate in providing any such mutually agreeable communication; or

    (xxv) terminate any individual that is a party to an employment contract or change of control agreement prior to the Effective Time of the Merger other than termination for “cause” as such term is defined in the applicable agreement.

Section 5.2   Current Information.

(a)   North Penn.  During the period from the date of this Agreement to the Effective Time of the Merger or the time of termination or abandonment of this Agreement, North Penn will cause one or more of its designated representatives to confer on a regular and frequent basis with representatives of Norwood and to report the general status of the ongoing operations of North Penn.  North Penn will promptly notify Norwood of any material change in the normal course of business or the operations or the properties of North Penn, any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated) affecting North Penn, the institution or the threat of material litigation, claims, threats or causes of action involving North Penn, and will keep Norwood fully informed of such events.  North Penn will furnish to Norwood, promptly after the preparation and/or receipt by North Penn thereof, copies of its unaudited monthly and quarterly periodic financial statements and Call Reports for the applicable periods then ended, and such financial statements and Call Reports shall, upon delivery to Norwood, be treated, for purposes of Section 3.3 hereof, as among the Financial Statements of North Penn and the Financial Regulatory Reports of North Penn Bank, as applicable.

(b)   Norwood.  Norwood will promptly notify North Penn of any material change in the normal course of business or the operations or properties of Norwood, any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated) affecting Norwood, the institution or threat of material litigation, claims, threats or causes of action involving Norwood and will keep North Penn fully informed of such events.

Section 5.3   Access to Properties; Personnel and Records; Systems Integration.

(a)   During the period from the date of this Agreement to the Effective Time of the Merger or the time of termination or abandonment of this Agreement, each Party and the North Penn Subsidiaries, if any, shall permit the other Party or its agents reasonable access, during normal business hours, to its properties, and shall disclose and make available (together with the right to copy) to the other Party and to its internal auditors, loan review officers, attorneys, accountants and other representatives, all books, papers and records relating to the assets, stock, properties, operations, obligations and liabilities of such Party, including all books of account (including the general ledger), tax records, minute books of directors’ and shareholders’ meetings, organizational documents, bylaws, contracts and agreements, filings with any regulatory agency, examination reports, correspondence with regulatory or taxing authorities, documents relating to assets, titles, abstracts, appraisals, consultant’s reports, plans affecting employees, securities transfer records and shareholder lists, and any other assets, business activities or prospects in which the other Party may have a reasonable interest, and each Party shall use their reasonable best efforts to provide to the other Party and its representatives access to the work papers of such Party.  During the period from the date of this Agreement to the Effective Time of the Merger or the time of termination or abandonment of this Agreement, North Penn shall provide to Norwood with as much notice as possible of all special and regular meetings of the North Penn Board of Directors and committees thereof and North Penn will invite a Norwood representative to attend all such meetings and provide Norwood with a copy of the board packages in advance of such meetings and a copy of the minutes of such meetings promptly thereafter; provided, however, that any such Norwood representative shall, at the request of the North Penn Board of Directors or any committee thereof, as the case may be, recuse himself or herself from any such meeting in the event that this Agreement or any Acquisition Transaction is the subject of discussion or if counsel to North Penn advises that such recusal is required to preserve the attorney-client privilege with respect to any specific matter.  North Penn shall provide information not less than weekly regarding the business activities and operations of North Penn and all Parties will establish procedures for coordinating and monitoring of transition activities.  No Party shall be required to provide access to or to disclose information where such access or disclosure would contravene any law, rule, regulation, order or judgment or would violate any confidentiality agreement entered into by North Penn prior to the date hereof; provided that each Party shall cooperate with the other Party in seeking to obtain Consents from appropriate parties under whose rights or authority access is otherwise restricted.  The foregoing rights granted shall not, whether or not and regardless of the extent to which the same are exercised, affect the representations and warranties made in this Agreement.

(b)   All information furnished by the Parties hereto pursuant to this Agreement, whether furnished before or after the date of this Agreement, shall be treated as the sole property of the Party providing such information until the consummation of the Merger contemplated hereby and, if such transaction shall not occur, the Party receiving the information shall return to the Party which furnished such information, all documents or other materials containing, reflecting or referring to such information, shall use its best efforts to keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purposes.  The obligation to keep such information confidential shall continue for two (2) years from the date the proposed transactions are abandoned but shall not apply to (i) any information which (A) the Party receiving the information was already in possession of prior to disclosure thereof by the Party furnishing the information, (B) was then available to the public, or (C) became available to the public through no fault of the Party receiving the information; or (ii) disclosures pursuant to a legal requirement or in accordance with an order of a court of competent jurisdiction or regulatory agency; provided, however, the Party which is the subject of any such legal requirement or order shall use its best efforts to give the other Party at least ten (10) business days prior notice thereof.  Each Party hereto acknowledges and agrees that a breach of any of their respective obligations under this Section 5.3 would cause the other irreparable harm for which there is no adequate remedy at law, and that, accordingly, each is entitled to injunctive and other equitable relief for the enforcement thereof in addition to damages or any other relief available at law.  Without the consent of the other Party, neither Party shall use information furnished to such Party other than for the purposes of the transactions contemplated hereby.

(c)   From and after the date hereof, North Penn shall, and shall cause its directors, officers and employees to, and shall make all reasonable efforts to cause North Penn’s data processing service providers to, cooperate and assist Norwood in connection with an electronic and systematic conversion of all applicable data regarding North Penn to Wayne’s system of electronic data processing.  In furtherance of, and not in limitation of, the foregoing, North Penn shall make reasonable arrangements during normal business hours to permit personnel and representatives of Wayne to train North Penn’s employees in Wayne’s system of electronic data processing as may be deemed necessary by Norwood. North Penn shall permit Norwood to train the North Penn employees during the one-month period before the anticipated Effective Time of the Merger with regard to Norwood’s operations, policies and procedures at Norwood’s sole cost and expense.  This training may take place at either North Penn’s branch offices or at Norwood’s corporate headquarters at such times to be determined in cooperation with North Penn and shall be conducted in a manner so as to not interfere with the business operations of North Penn.

Section 5.4   Registration Statement/Approval of Shareholders.

(a)           Norwood agrees to prepare and file, as soon as practicable, the Form S-4 with the SEC in connection with the issuance of Norwood Common Stock in the Merger including the Proxy Statement/Prospectus and other proxy solicitation materials of North Penn constituting a part thereof and all related documents. North Penn shall prepare and furnish to Norwood such information relating to it and its directors, officers and shareholders as may be reasonably required in connection with the above referenced documents based on its knowledge of and access to the information required for said documents, and North Penn, and its legal, financial and accounting advisors, shall have the right to review in advance and approve, which approval shall not be unreasonably withheld such Form S-4 prior to its filing. North Penn agrees to cooperate with Norwood and Norwood’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from its financial advisor and independent auditor in connection with the Form S-4 and the Proxy Statement/Prospectus. As long as North Penn has cooperated as described above, Norwood agrees to file, or cause to be filed, the Form S-4 and the Proxy Statement/Prospectus with the SEC as promptly as reasonably practicable. Each of North Penn and Norwood agrees to use its commercially reasonable efforts to cause the Form S-4 to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. Norwood also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions this Agreement contemplates. After the SEC has declared the Form S-4 effective under the Securities Act, North Penn shall promptly mail at its expense the Proxy Statement/Prospectus to its shareholders.

(b)           Each of North Penn and Norwood agree that none of the respective information supplied or to be supplied by it for inclusion or incorporation by reference in the Form S-4 shall, at the time the Form S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.  Each of North Penn and Norwood agree that none of the respective information supplied or to be supplied by it for inclusion or incorporation by reference in the Proxy Statement/Prospectus and any amendment or supplement thereto shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make therein not misleading.  Each of North Penn and Norwood further agree that if such party shall become aware prior to the Effective Time of the Merger of any information furnished by such party that would cause any of the statements in the Form S-4 or the Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other parties thereof and an appropriate amendment or supplement describing such information shall be filed promptly with the SEC and, to the extent required by law, disseminated to the shareholders of North Penn.

(c)           Norwood agrees to advise North Penn, promptly after Norwood receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Norwood Common Stock for offering or sale in any jurisdiction, of the initiation or, to the extent Norwood is aware thereof, threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Form S-4 or for additional information.

(d)           North Penn will take all steps necessary under applicable laws to call, give notice of, convene and hold a meeting of its shareholders at such time as may be mutually agreed to by the Parties for the purpose of approving this Agreement and the transactions contemplated hereby and for such other purposes consistent with the complete performance of this Agreement as may be necessary or desirable (the “North Penn Shareholders’ Meeting”), at such time as may be mutually agreed to by the parties (but in no event later than 70 days after the Form S-4 has been declared effective).  The Board of Directors of North Penn will recommend to its shareholders the approval of this Agreement and the transactions contemplated hereby and North Penn will use its best efforts to obtain the necessary approvals by its shareholders of this Agreement and the transactions contemplated hereby.  Notwithstanding the foregoing, if (x) North Penn has complied in all material respects with its obligations under Section 5.2, (y) North Penn (1) has received a bona fide written proposal for an Acquisition Transaction not solicited in violation of Section 5.5 hereof from a third party that North Penn’s Board of Directors concludes in good faith after consultation with legal counsel constitutes a Superior Proposal after giving effect to all of the adjustments that may be offered by Norwood pursuant to clause (3) below, (2) has notified Norwood, at least five business days in advance, of its intention to withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, the recommendation of North Penn’s Board of Directors that North Penn’s stockholders vote in favor of approval of this Agreement or make any statement in connection with the North Penn Shareholders’ Meeting inconsistent with such recommendation (collectively, a “Change in Recommendation”), specifying the material terms and conditions of any such Superior Proposal and furnishing to Norwood a copy of the relevant proposed transaction documents, if such exist, with the person making such Superior Proposal and (3) during the period of not less than five business days following North Penn’s delivery of the notice referred to in clause (2) above and prior to effecting such Change in Recommendation, has negotiated, and has used reasonable best efforts to cause its financial and legal advisors to negotiate, with Norwood in good faith (to the extent that Norwood desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such proposal for an Acquisition Transaction ceases to constitute a Superior Proposal and (z) North Penn’s Board of Directors, after consultation with and based on the advice of counsel, determines in good faith that it would result in a violation of its fiduciary duties under applicable law to recommend this Agreement, then in submitting the Agreement to stockholders at the North Penn Shareholders’ Meeting it may submit the Agreement without recommendation, or following submission of the Agreement to stockholders it may withdraw, amend or modify its recommendation, in which case the Board of Directors may communicate the basis for its lack of a recommendation, or the withdrawal, amendment or modification of its recommendation, to the stockholders in the Proxy Statement/Prospectus or an appropriate amendment or supplement thereto to the extent required by law.

Section 5.5   No Other Bids.  Except with respect to this Agreement and the transactions contemplated hereby, North Penn shall not, and shall not permit or authorize any “Affiliate” (as defined herein) thereof, nor any investment banker, attorney, accountant or other representative (collectively, “representative”) retained by North Penn to directly or indirectly (i) initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, any “Acquisition Transaction” (as defined below) by any other party, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding or furnish any information with respect to, or otherwise cooperate in any way with, any Acquisition Transaction, or (iii) furnish any non-public information that it is not legally obligated to furnish or negotiate or enter into any agreement or contract with respect to any Acquisition Transaction, and shall direct and use its reasonable efforts to cause its Affiliates or representatives not to engage in any of the foregoing.  North Penn shall promptly notify Norwood orally and in writing in the event that it receives any inquiry or proposal relating to any such Acquisition Transaction.  North Penn shall immediately cease and cause to be terminated as of the date of this Agreement any existing activities, discussions or negotiations with any other parties conducted heretofore with respect to any of the foregoing.  Notwithstanding the foregoing provisions of this Section 5.5, in the event that, prior to obtaining shareholder approval of the Merger, North Penn receives an unsolicited bona fide written proposal for an Acquisition Transaction not solicited in violation of this Agreement, and the North Penn Board concludes in good faith (after consultation with its outside counsel and financial advisor) (i) it is legally necessary for the proper discharge of its fiduciary duties to respond to such Acquisition Transaction and (ii) such Acquisition Transaction constitutes a “Superior Proposal” (as defined below), North Penn may furnish or cause to be furnished confidential information or data to the third party making such proposal and participate in negotiations or discussions, provided that prior to providing (or causing to be provided) any confidential information or data permitted to be provided pursuant to this sentence, North Penn shall have entered into a confidentiality agreement with such third party on terms no less restrictive to North Penn than the confidentiality agreement with Norwood, and provided further that North Penn also shall provide to Norwood a copy of any such confidential information or data that it is providing to any third party pursuant to this Section 5.5 to the extent not previously provided or made available to Norwood.  North Penn shall promptly advise Norwood orally and in writing of any Acquisition Transaction, the material terms and conditions of any such Acquisition Transaction (including any changes thereto) and the identity of the person making any such Acquisition Transaction. North Penn shall (i) keep Norwood fully informed in all material respects of the status and details (including any change to the terms thereof) of any Acquisition Transaction, (ii) provide to Norwood as soon as practicable after receipt or delivery thereof copies of all correspondence and other written material sent or provided to North Penn or any North Penn subsidiary from any person that describes any of the terms or conditions of any Acquisition Transaction (including any draft acquisition agreement) and (iii) keep Norwood fully informed in all material respects of the status and details of any determination by North Penn’s Board of Directors with respect to any such Acquisition Transaction.

The term “Acquisition Transaction” shall, with respect to North Penn, mean any proposal for any of the following: (a) a merger or consolidation, or any similar transaction (other than the Merger) of any company with North Penn, (b) a purchase, lease or other acquisition of all or substantially all the assets of North Penn, (c) a purchase or other acquisition of “beneficial ownership” by any “person” or “group” (as such terms are defined in Section 13(d)(3) of the Exchange Act) (including by way of merger, consolidation, share exchange, or otherwise) which would cause such person or group to become the beneficial owner of securities representing 25% or more of the voting power of North Penn, or (d) a tender or exchange offer to acquire securities representing 25% or more of the voting power of North Penn. “Superior Proposal” means an Acquisition Transaction which the Board of Directors of North Penn reasonably determines (after consultation with its financial advisor or another financial advisor of nationally recognized reputation) and legal counsel to be (i) more favorable to the shareholders of North Penn from a financial point of view than the Merger (taking into account all the terms and conditions of such proposal and this Agreement (including any changes to the financial terms of this Agreement proposed by Norwood in response to such offer or otherwise)) and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

Section 5.6   Maintenance of Properties; Certain Remediation and Capital Improvements.  North Penn will use commercially reasonable efforts to maintain its respective properties and assets in satisfactory condition and repair for the purposes for which they are intended, ordinary wear and tear excepted.

Section 5.7   Environmental Audits.  Upon the written request of Norwood, which request shall occur within forty (40) days of the date hereof, North Penn will, at Norwood’s expense, with respect to each parcel of real property that North Penn owns, procure and deliver to Norwood, an environmental audit, which audit shall be conducted by a firm reasonably acceptable to Norwood.

Section 5.8   Title Insurance.  Upon the written request of Norwood, which request shall occur within forty (40) days of the date hereof, North Penn will, at Norwood’s expense, with respect to each parcel of real property that North Penn owns, procure and deliver to Norwood, at least forty (40) days prior to the Effective Time of the Merger, a commitment to issue owner’s title insurance insurable at regular rates by a title insurance company licensed to do business in the Commonwealth of Pennsylvania and by such insurance company reasonably acceptable to Norwood, which policy shall be free of all title defects that may materially interfere with the use of the property as a banking office.

Section 5.9   Surveys.  Upon the written request of Norwood, which request shall occur within forty (40) days of the date hereof, with respect to each parcel of real property as to which a title insurance policy is to be procured pursuant to Section 5.9, North Penn, at Norwood’s expense, will procure and deliver to Norwood at least thirty (30) days prior to the Effective Time of the Merger, a survey of such real property, which survey shall be reasonably acceptable to and shall be prepared by a licensed surveyor reasonably acceptable to Norwood, disclosing the locations of all improvements, easements, sidewalks, roadways, utility lines and other matters customarily shown on such surveys and showing access affirmatively to public streets and roads and providing the legal description of the property in a form suitable for recording and insuring the title thereof (the “Survey”).  The Survey shall not disclose any survey defect or encroachment from or onto such real property that will materially limit or impede the continued operation of the facility for its intended use.

Section 5.10   Consents to Assign and Use Leased Premises.  With respect to the leases disclosed in Schedule 3.14(b), North Penn will obtain all Consents necessary to transfer and assign all right, title and interest of North Penn to Wayne and to permit the use and operation of the leased premises by Wayne as of the Closing.

Section 5.11   Compliance Matters.  Prior to the Effective Time of the Merger, North Penn shall take, or cause to be taken, all steps reasonably requested by Norwood to address any deficiencies in regulatory compliance by North Penn or the North Penn Subsidiaries; provided, however, neither Norwood nor Wayne shall be responsible for discovering, nor shall Norwood have any liability resulting from, such deficiencies or attempts to address them.

Section 5.12   Conforming Accounting and Reserve Policies.  Upon written confirmation from Norwood that all conditions to closing set forth in Articles 8 and 9 have been satisfied or waived, at the request of Norwood, North Penn shall immediately prior to Closing establish and take such reserves and accruals as Norwood reasonably shall request to conform North Penn’s loan, accrual, reserve and other accounting policies to the policies of Wayne.

Section 5.13   Support Agreements.  North Penn shall deliver to Norwood as of the date of the Agreement, a Support Agreement in form and substance as set forth at Exhibit A, executed by each director and executive officer (including Messrs. Hickman, Dziak and Byrne) of North Penn and North Penn Bank.

Section 5.14   Disclosure Controls.

(a)   Between the date of this Agreement and the Effective Time of the Merger, (i) North Penn shall maintain disclosure controls and procedures that are effective to ensure that material information relating to North Penn and North Penn’s subsidiaries is made known to the President and Chief Executive Officer and Chief Financial Officer of North Penn to permit North Penn to record, process, summarize and report financial data in a timely and accurate manner; (ii) such officers shall promptly disclose to North Penn’s auditors and audit committee any significant deficiencies in the design or operation of internal controls which could adversely affect North Penn’s ability to record, process, summarize and report financial data, any material weaknesses identified in internal controls, and any fraud, whether or not material, that involves management or other employees who have a significant role in North Penn’s internal controls; and (iii) North Penn shall take appropriate corrective actions to address any such significant deficiencies or material weaknesses identified in the internal controls.

(b)   Between the date of this Agreement and the Effective Time of the Merger, North Penn shall, upon reasonable notice during normal business hours, permit Norwood (a) to meet with the officers of North Penn and any North Penn subsidiary responsible for the financial statements of North Penn and each North Penn subsidiary and the internal control over financial reporting of North Penn and each North Penn subsidiary to discuss such matters as Norwood may deem reasonably necessary or appropriate concerning Norwood’s obligations under Sections 302 and 906 of the Sarbanes-Oxley Act; and (b) to meet with officers of North Penn and any North Penn subsidiary to discuss the integration of appropriate disclosure controls and procedures and internal control over financial reporting relating to North Penn and each North Penn subsidiary’s operations with the controls and procedures and internal control over financial reporting of Norwood for purposes of assisting Norwood in compliance with the applicable provisions of the Sarbanes-Oxley Act following the Effective Time of the Merger.  North Penn shall, and shall cause its and each North Penn subsidiary’s respective employees and accountants to, fully cooperate with Norwood in the preparation, documentation, review, testing and all other actions Norwood deems reasonably necessary to satisfy the internal control certification requirements of Section 404 of the Sarbanes-Oxley Act.

Section 5.15   Bank Merger Agreement. Prior to the Effective Time, Wayne and North Penn Bank shall have executed and delivered the Bank Merger Agreement substantially in the form annexed hereto as Exhibit C.

ARTICLE 6

ADDITIONAL COVENANTS AND AGREEMENTS

Section 6.1   Best Efforts; Cooperation.  Subject to the terms and conditions herein provided, each of the Parties hereto agrees to use its best efforts promptly to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, or otherwise, including attempting to obtain all necessary Consents, to consummate and make effective, as soon as practicable, the transactions contemplated by this Agreement.

Section 6.2   Regulatory Matters.

(a)   As promptly as practicable following the execution and delivery of this Agreement, Norwood and North Penn shall cause to be prepared and filed all required applications and filings with the Regulatory Authorities which are necessary or contemplated for the obtaining of the Consents of the Regulatory Authorities or consummation of the Merger.  Such applications and filings shall be in such form as may be prescribed by the respective government agencies and shall contain such information as they may require.  The Parties hereto will cooperate with each other and use their best efforts to prepare and execute all necessary documentation, to effect all necessary or contemplated filings and to obtain all necessary or contemplated permits, consents, approvals, rulings and authorizations of government agencies and third parties which are necessary or contemplated to consummate the transactions contemplated by this Agreement, including, without limitation, those required or contemplated from the Regulatory Authorities, and the shareholders of North Penn.  Each of the Parties shall have the right to review any filing made with, or written material submitted to, any government agencies in connection with the transactions contemplated by this Agreement.

(b)   Each Party hereto will furnish the other Party with all information concerning itself, the North Penn Subsidiaries, directors, trustees, officers, shareholders and depositors, as applicable, and such other matters as may be necessary or advisable in connection with any statement or application made by or on behalf of any such Party to any governmental body in connection with the transactions, applications or filings contemplated by this Agreement.  The Parties hereto will promptly furnish each other with copies of written communications received by them or their respective subsidiaries, if any, from, or delivered by any of the foregoing to, any governmental body in respect of the transactions contemplated hereby.

Section 6.3   Employment and Employee Benefits Matters.

(a)   The Parties acknowledge that nothing in this Agreement shall be construed as constituting an employment agreement between Norwood or any of its affiliates and any officer or employee of North Penn or an obligation on the part of Norwood or any of its affiliates to employ any such officers or employees.

(b)   Norwood will honor the employment agreements, severance agreements and other contracts entered into between North Penn and the North Penn Subsidiaries and its officers and employees as set forth at Schedule 6.3(b). Such Schedule 6.3(b) includes a calculation of the severance payment amount giving effect to such Addenda and supporting data as detailed in such Schedule calculated as of the date of this Agreement and to be updated in advance of the Effective Time of the Merger.

(c)   Norwood shall merge the North Penn 401K plan into its 401K plan as soon as administratively feasible after the Effective Time.

(d)   After the Merger, Norwood shall continue, except to the extent not consistent with law, North Penn’s health and welfare benefit plans, programs, insurance and other policies until such time as Norwood elects to take alternative action.  North Penn will assist Norwood before the Effective Time in reviewing such benefit plans and programs and will take such actions that may be requested by Norwood with respect to such plans to take effect not sooner than the Effective Time, unless otherwise consented to by North Penn.  In the event Norwood elects to terminate any of North Penn’s health and welfare benefit plans, programs, insurance and other policies, North Penn and North Penn Bank employees that continue as employees of North Penn, Norwood or Wayne after the Effective Time (“Continuing Employees”) will become eligible to participate in the medical, dental, health and disability plans maintained by Norwood or Wayne.  Norwood or Wayne, as applicable, shall cause each such plan that shall be implemented as a replacement plan to such North Penn plan that is terminating to (i) waive any preexisting condition limitations to the extent such conditions for such participant are covered under the applicable North Penn medical, health, dental or disability plans, (ii) credit under such plans any current plan year deductible, co-payment and out-of-pocket expenses incurred by the employees and their covered dependents during the portion of the plan year prior to such participation and (iii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the plan enrollment date, unless such employee had not yet satisfied any similar limitation or requirement under the analogous North Penn Employee Benefit Plan prior to the enrollment date.

(e)   Until the Effective Time, North Penn shall be liable for all obligations for continued health coverage pursuant to Section 4980B of the Code and Sections 601 through 609 of ERISA (“COBRA”) with respect to each North Penn or North Penn Bank qualifying beneficiary (as defined in COBRA) who incurs a qualifying event (as defined in COBRA) before the Effective Time.  Norwood shall be liable for (i) all obligations for continued health coverage under COBRA with respect to each North Penn or North Penn Bank qualified beneficiary (as defined in COBRA) who incurs a qualifying event (as defined in COBRA) from and after the Effective Time, and (ii) for continued health coverage under COBRA from and after the Effective Time for each North Penn or North Penn Bank qualified beneficiary who incurs a qualifying event before the Effective Time.

(f)   Employees of North Penn (other than those who are parties to an employment, change of control or other type of agreement with North Penn which provides for severance) and of North Penn Bank as of the date of the Agreement who remain employed by North Penn or North Penn Bank as of the Effective Time and whose employment is terminated by North Penn, Norwood or Wayne (absent termination for cause as determined by the employer) within one year after the Effective Time shall receive severance pay equal to two weeks of base weekly pay for each completed year of employment service commencing with any such employee’s most recent hire date with North Penn or any of the North Penn Subsidiaries or any Person acquired by North Penn or any of the North Penn Subsidiaries and ending with such employee’s termination date with North Penn, Norwood or Wayne, with a minimum severance payment to an individual equal to four weeks of base pay and a maximum payment equal to 26 weeks of base pay.  Such severance pay will be made at regular payroll intervals.  Such severance payments will be in lieu of any severance pay plans that may be in effect at North Penn prior to the Effective Time.  If termination of any such employee’s employment occurs after the first anniversary of the Effective Time, then such employee shall be entitled to receive the severance pay under any severance pay plans that may be in effect at such time at Norwood or Wayne, provided, that any such employee shall receive credit under any such plan for such employee’s service prior to the Effective Time to North Penn or any of the North Penn Subsidiaries.

(g)   Norwood and North Penn will cooperate in establishing a retention bonus plan for certain employees of North Penn and North Penn Bank who remain employed at North Penn, Norwood or Wayne for a period of up to six months after the Effective Time.  Prior to the Effective Time, North Penn and  Norwood shall mutually agree as to the proposed recipients of any retention bonuses, the amounts of any bonuses to be received by such recipients and the timing of such payments; provided, however, the aggregate retention bonus pool shall not exceed $50,000 and such bonuses shall be paid not later than six months after the Effective Time of the Merger to those recipients who remain employed by North Penn, Norwood or Wayne for the requisite time determined by mutual agreement of North Penn and Norwood.

(h)           Subject to the occurrence of the Effective Time of the Merger, the North Penn Bank Employee Stock Ownership Plan (the “ESOP”) shall be terminated and all shares which have been allocated to participant accounts and held by the ESOP shall be converted into the right to receive the Merger Consideration.  All shares held by the ESOP which are unallocated as of the Effective Time of the Merger shall be converted into the right to receive the Cash Consideration. Any outstanding ESOP indebtedness shall be repaid from unallocated ESOP assets, and the balance remaining in the ESOP suspense account shall be allocated as earnings of the ESOP to participants in accordance with the terms of the ESOP.  Upon the termination of the ESOP, all ESOP participants shall fully vest and have a nonforfeitable interest in their accounts under the ESOP determined in accordance with the terms of the plan.  From and after the date of this Agreement, in anticipation of such termination and distribution, North Penn and its representatives before the Effective Time of the Merger, and Norwood and its representatives after the Effective Time of the Merger, shall use their best efforts to apply for and to obtain a favorable determination letter from the IRS on the tax-qualified status of the ESOP under Code Section 401(a) (the “Final Determination Letter”). If North Penn and its representatives, before the Effective Time of the Merger, and Norwood and its representatives after the Effective Time of the Merger, reasonably determine that the ESOP cannot obtain a favorable Final Determination Letter, or that the amounts held therein cannot be so applied, allocated or distributed without causing the ESOP to lose its tax-qualified status, North Penn before the Effective Time of the Merger, and Norwood after the Effective Time of the Merger, shall take such action as they may reasonably determine with respect to the distribution of benefits to the ESOP participants, provided that the assets of the ESOP shall be held or paid only for the benefit of the ESOP participants, as determined on the Effective Time of the Merger, and provided further that in no event shall any portion of the amounts held in the ESOP revert, directly or indirectly, to North Penn or to Norwood or any affiliate thereof. As soon as practicable after the receipt of the favorable determination letter from the IRS, distributions of the benefits under the ESOP shall be made to the ESOP participants.

(i)   North Penn shall use its best efforts to cause the North Penn Charitable Foundation to: (a) vote any North Penn Common Stock held by such Foundation to vote such shares of North Penn Common Stock at any meeting of stockholders of North Penn and to vote such shares in proportion to the voting by the other stockholders of North Penn, and (b) expand the geographic designation of the community served by such Foundation to include all areas served by Wayne after the Effective Time of the Merger.

(j)           Notwithstanding any of the foregoing, prior service with North Penn or North Penn Bank shall not be recognized by Norwood or Wayne for purposes of eligibility, vesting or benefit accrual under the Wayne Employee Stock Ownership Plan.

(k)           Concurrent with the execution of this Agreement, Mr. Frederick Hickman shall have executed a Noncompetition Agreement substantially in the form attached as Exhibit E hereto.

(l)           If required, North Penn shall use its best efforts to deliver executed Option and Cancellation Agreements from all holders of North Penn Options at or prior to the Effective Time of the Merger.

(m)           Concurrent with the execution of this Agreement, Messrs. Hickman, Byrne and Dziak shall have executed an Addendum to their respective Employment Agreements in the form attached hereto as Exhibits B-1, B-2 and B-3 respectively.

Section 6.4   Indemnification.

(a)   For a period of six (6) years after the Effective Time of the Merger, Norwood shall indemnify, defend and hold harmless each person entitled to indemnification from North Penn (each an “Indemnified Party”) against all liability arising out of actions or omissions occurring at or prior to the Effective Time of the Merger (including, without limitation, transactions contemplated by this Agreement) to the fullest extent which North Penn would have been permitted under any applicable law and its Articles of Incorporation and Bylaws (and Norwood shall also advance expenses, including, but not limited to, fees and disbursements of legal counsel as incurred).

(b)   After the Effective Time of the Merger, directors, officers and employees of North Penn, except for the indemnification rights provided for in this Section 6.4 above, shall have indemnification rights having prospective application only.  These prospective indemnification rights shall consist of such rights to which directors, officers and employees of

Norwood and the North Penn Subsidiaries would be entitled under the Articles of Incorporation and Bylaws of Norwood or the particular subsidiary for which they are serving as officers, directors or employees and under such directors’ and officers’ liability insurance policy as Norwood may then make available to officers, directors and employees of Norwood and the North Penn Subsidiaries.

(c)   Norwood shall use its best efforts (and North Penn shall cooperate prior to the Effective Time of the Merger) to maintain in effect for a period of six (6) years after the Effective Time of the Merger North Penn’s existing directors’ and officers’ liability insurance policy (provided that Norwood may substitute therefor (i) policies with comparable coverage and amounts containing terms and conditions which are substantially no less advantageous or (ii)with the consent of North Penn (given prior to the Effective Time of the Merger) any other policy with respect to claims arising from facts or events which occurred prior to the Effective Time of the Merger and covering persons who are currently covered by such insurance; provided, that Norwood shall not be obligated to make premium payments for such six (6) year period in respect of such policy (or coverage replacing such policy) which exceed, for the portion related to North Penn’s directors and officers, 150% of the annual premium payments on North Penn’s current policy, as in effect as of the date of this Agreement (the “Maximum Amount”).  If the amount of premium that is necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Norwood shall use its reasonable efforts to maintain the most advantageous policies of director’s and officer’s liability insurance obtainable for a premium equal to the Maximum Amount.

Section 6.5   Transaction Expenses of North Penn.

(a)   Schedule 6.5(a) contains North Penn’s estimated budget of transaction-related expenses reasonably anticipated to be payable by North Penn in connection with this Agreement and the transactions contemplated thereunder, including any payments to be made in accordance with any employment agreements or bonus arrangements between any officer and North Penn to be made before or after the Effective Time of the Merger, based on facts and circumstances then currently known, the fees and expenses of counsel, accountants, investment bankers and other professionals.  North Penn shall use its best efforts to maintain expenses within the budget.

(b)   Promptly after the execution of this Agreement, North Penn shall ask all of its attorneys and other professionals to render current and correct invoices for all unbilled time and disbursements within thirty (30) days.  North Penn shall review these invoices and track such expenses against the budget referenced above, and North Penn shall advise Norwood of such matters.

(c)   North Penn shall cause its professionals to render monthly invoices within thirty (30) days after the end of each month.  North Penn shall advise Norwood monthly of such invoices for professional services, disbursements and reimbursable expenses which North Penn has incurred in connection with this Agreement, and North Penn shall track such expenses against the budget referenced above.

(d)    Not later than two business days prior to the Closing Date, North Penn shall provide Norwood with an accounting of all transaction related expenses incurred by it through the Closing Date, including a good faith estimate of such expenses incurred or to be incurred through the Closing Date but as to which invoices have not yet been submitted or payments have not been made.  North Penn shall detail any variance of such transaction expenses to the budget set forth in North Penn Schedule 6.5(a).

Section 6.6   Press Releases.  Norwood and North Penn agree that they will not issue any press release or other public disclosure related to this Agreement or the transactions contemplated hereby, without first consulting with the other Party as to the form and substance of such disclosures which may relate to the transactions contemplated by this Agreement, provided, however, that nothing contained herein shall prohibit either Party, following notification to the other Party, from making any disclosure which is required by law or regulation.

Section 6.7   Prior Notice and Approval Before Payments To Be Made.  No payments shall be made by North Penn to any director, officer or employee in accordance with any agreement, contract, plan or arrangement (including, but not limited to any employment agreement, severance arrangement, stock option, deferred compensation plan, bonus, vacation or leave plan or other compensation or benefits program), including payments upon the termination of such agreement, contract, plan or arrangement or upon the termination of employment or service of such recipient with North Penn, except to the extent that such intended payments (i) have been set forth in the North Penn Schedules furnished to Norwood at the date of this Agreement, (ii) are with prior written notice to Norwood of such intended payment, (iii) are made contemporaneous with the delivery of a written acknowledgement and release executed by the recipient and North Penn satisfactory to Norwood in form and substance, and (iv) are with the consent of Norwood.  Prior to North Penn making any such payments to any officer or director, North Penn, with the assistance of its tax accountants, shall determine that no such payments, if made, shall constitute an “excess parachute payment” in accordance with Section 280G of the Code and that such payment shall not exceed the deductibility limitations at Section 162(m) of the Code, and North Penn shall furnish Norwood with a detailed schedule related to such determination prior to making any such payments.

Section 6.8   Notification of Certain Matters.  Each Party shall give prompt notice to the others of (a) any event, condition, change, occurrence, act or omission which causes any of its representations hereunder to cease to be true in all material respects (or, with respect to any such representation which is qualified as to materiality, causes such representation to cease to be true in all respects); and (b) any event, condition, change, occurrence, act or omission which individually or in the aggregate has, or which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to have, a Material Adverse Effect on such Party. Each of North Penn and Norwood shall give prompt notice to the other Party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.

Section 6.9   Disclosure Supplements.  From time to time prior to the Effective Time of the Merger, each Party will promptly supplement or amend their respective Schedules delivered in connection herewith with respect to any matter hereafter arising that, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Schedules or that is necessary to correct any information in such Schedules that has been rendered materially inaccurate thereby.  No supplement or amendment to such Schedules shall have any effect for the purpose of determining satisfaction of the conditions set forth in Articles 8 and 9 and shall be for informational purposes only.

Section 6.10   Board of Directors.  As soon as practicable after the Effective Time of the Merger, the Boards of Directors of Norwood and Wayne will be increased by one member with the new directorship to be filled by one individual serving on the Board of Directors of North Penn as of the date of this Agreement as North Penn and Norwood shall jointly select, provided such individuals meet the eligibility requirements of Norwood for service on its Board of Directors, including, without limitation, maximum age limitations.  All other individuals serving on the Board of Directors of North Penn who are not otherwise eligible for a severance or change in control payment as of the date of this Agreement shall be entitled to receive, after the Effective Time of the Merger, a retainer in the amount of $1,000 per month for an 18 month period in exchange for their efforts in promoting the combined entity after the Effective Time of the Merger.

Section 6.11   Tax Representation Letters/Tax Treatment.  Officers of North Penn and Norwood shall execute and deliver to Malizia Spidi & Fisch, PC, special counsel to Norwood, and to Kilpatrick Stockton LLP, special counsel to North Penn, Tax Representation Letters in the form agreed to by such law firms at such time or times as may be reasonably requested by such law firms including in connection with the filing of the Form S-4 and counsels’ delivery of the tax opinions required by Section 7.6 hereto.  None of the parties hereto will take any action that could prevent the Merger or the Bank Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

ARTICLE 7

MUTUAL CONDITIONS TO CLOSING

The obligations of Norwood, on the one hand, and North Penn, on the other hand, to consummate the transactions provided for herein shall be subject to the satisfaction of the following conditions, unless waived as hereinafter provided for:

Section 7.1   Shareholder Approval.  The Merger shall have been approved by the requisite vote of the shareholders of North Penn.

Section 7.2   Regulatory Approvals.  All necessary Consents of the Regulatory Authorities shall have been obtained and all notice and waiting periods required by law to pass after receipt of such Consents shall have passed, and all conditions to consummation of the Merger set forth in such Consents shall have been satisfied.

Section 7.3   Litigation.  There shall be no pending causes of action, investigations or proceedings (i) challenging the validity or legality of this Agreement or the consummation of the transactions contemplated by this Agreement, or (ii) seeking damages in connection with the transactions contemplated by this Agreement, or (iii) seeking to restrain or invalidate the transactions contemplated by this Agreement, which, in the case of (i) through (iii), and in the reasonable judgment of either Norwood or North Penn, based upon advice of counsel, would have a Material Adverse Effect with respect to the interests of Norwood or North Penn, as the case may be.  No judgment, order, injunction or decree (whether temporary, preliminary or permanent) issued by any court or agency of competent jurisdiction or other legal restraints or prohibition preventing the consummation of Merger or any of the other transactions contemplated by this Agreement shall be in effect.  No statute, rule, regulation, order, injunction or decree (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any Regulatory Authority that prohibits, restricts, or makes illegal the consummation of the Merger.

Section 7.4   Registration Statement.  The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

Section 7.5   Listing.  The shares of Norwood Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ, subject to official notice of issuance.

Section 7.6   Tax Opinions. Norwood and North Penn shall have received opinions of Malizia Spidi & Fisch, PC and Kilpatrick Stockton LLP, respectively, dated as of the Closing Date, in form and substance customary in transactions of the type contemplated hereby, and reasonably satisfactory to North Penn and Norwood, as the case may be, substantially to the effect that on the basis of the facts, representations and assumptions set forth in such opinions which are consistent with the state of facts existing at the Effective Time, (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the IRC and (ii) Norwood and North Penn will each be a party to that reorganization within the meaning of Section 368(b) of the IRC. Such opinions may rely on and require, in addition to the review of such matters of fact and law as counsel considers appropriate, representations contained in certificates of officers of Norwood and North Penn reasonably satisfactory in form and substance as request by such counsel.

ARTICLE 8

CONDITIONS TO THE OBLIGATIONS OF NORWOOD

The obligation of Norwood to consummate the Merger is subject to the fulfillment of each of the following conditions, unless waived as hereinafter provided for:

Section 8.1   Representations and Warranties.  The representations and warranties of North Penn and North Penn Bank contained in this Agreement or in any certificate or document delivered pursuant to the provisions hereof will be true and correct, in all material respects (or where any statement in a representation or warranty expressly contains a standard of materiality, such statement shall be true and correct in all respects taking into consideration the standard of materiality contained therein), as of the Effective Time of the Merger (as though made on and as of the Effective Time of the Merger), except to the extent such representations and warranties are by their express provisions made as of a specified date and except for changes therein contemplated by this Agreement unless the failure of such representations and warranties to be true and correct (other than (i) the representations and warranties contained in Section 3.9(b)

 which shall be true in all respects, and (ii)  the representations and warranties contained in Section 3.2(b) and 3.6(a) which shall be true in all material respects) either individually or in the aggregate and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations and warranties, will not have or is not reasonably likely to have a Material Adverse Effect on North Penn and its subsidiaries taken as a whole.

Section 8.2   Performance of Obligations.  North Penn and North Penn Bank shall have performed all covenants, obligations and agreements required to be performed by it in all material respects under this Agreement prior to the Effective Time of the Merger.

Section 8.3   Certificate Representing Satisfaction of Conditions.  North Penn shall have delivered to Norwood a certificate of the Chief Executive Officer of North Penn dated as of the Closing Date as to the satisfaction of the matters described in Section 8.1 and Section 8.2 hereof, and such certificate shall be deemed to constitute additional representations, warranties, covenants, and agreements of North Penn under Article 3 of this Agreement.

Section 8.4   Absence of Adverse Facts.  There shall have been no determination by Norwood that any fact, event or condition exists or has occurred (regardless of whether or not such events or changes are inconsistent with the representations and warranties given herein) that, in the reasonable good faith judgment of Norwood, would have a Material Adverse Effect on North Penn or the consummation of the transactions contemplated by this Agreement.

Section 8.5   Consents Under Agreements.  North Penn shall have obtained the consent or approval of each Person (other than the Consents of the Regulatory Authorities) whose consent or approval shall be required in order to permit the succession by the Surviving Corporation to any obligation, right or interest of North Penn under any loan or credit agreement, note, mortgage, indenture, lease, license, or other agreement or instrument, except those for which failure to obtain such consents and approvals would not in the opinion of Norwood, individually or in the aggregate, have a Material Adverse Effect on the Surviving Corporation or upon the consummation of the transactions contemplated by this Agreement.

Section 8.6   Material Condition.  There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger by any Regulatory Authority which, in connection with the grant of any Consent by any Regulatory Authority, imposes, in the judgment of Norwood, any material adverse requirement upon Norwood or any Norwood subsidiary, including, without limitation, any requirement that Norwood sell or dispose of any significant amount of the assets of North Penn, or any other Norwood subsidiary.

Section 8.7   Certification of Claims.  North Penn shall have delivered a certificate to Norwood that other than as set forth in such certificate, North Penn is not aware of any pending or threatened claim under the directors and officers insurance policy or the fidelity bond coverage of North Penn.

ARTICLE 9

CONDITIONS TO OBLIGATIONS OF NORTH PENN

The obligation of North Penn to consummate the Merger as contemplated herein is subject to each of the following conditions, unless waived as hereinafter provided for:

Section 9.1   Representations and Warranties.  The representations and warranties of Norwood and Wayne contained in this Agreement or in any certificate or document delivered pursuant to the provisions hereof will be true and correct, in all material respects (or where any statement in a representation or warranty expressly contains a standard of materiality, such statement shall be true and correct in all respects taking into consideration the standard of materiality contained therein), as of the Effective Time of the Merger (as though made on and as of the Effective Time of the Merger), except to the extent such representations and warranties are by their express provisions made as of a specified date and except for changes therein contemplated by this Agreement unless the failure of such representations and warranties to be true and correct (other than (i) the representations and warranties contained in  Section 4.5 which shall be true in all material respects) either individually or in the aggregate and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations and warranties, will not have or is not reasonably likely to have a Material Adverse Effect on Norwood and its subsidiaries taken as a whole.

Section 9.2   Performance of Obligations.  Norwood and Wayne shall have performed in all material respects all covenants, obligations and agreements required to be performed by them and under this Agreement prior to the Effective Time of the Merger.

Section 9.3   Certificate Representing Satisfaction of Conditions.  Norwood shall have delivered to North Penn a certificate dated as of the Effective Time of the Merger as to the satisfaction of the matters described in Section 9.1 and Section 9.2 hereof, and such certificate shall be deemed to constitute additional representations, warranties, covenants, and agreements of Norwood under Article 4 of this Agreement.

ARTICLE 10

TERMINATION, WAIVER AND AMENDMENT

Section 10.1   Termination.

This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time of the Merger:

(a)   by the mutual consent in writing of the Boards of Directors of Norwood and North Penn; or

(b)   by the Board of Directors of Norwood or North Penn if the Merger shall not have occurred on or prior to October 31, 2011, provided that the failure to consummate the Merger on or before such date is not caused by any breach of any of the representations, warranties, covenants or other agreements contained herein by the Party electing to terminate pursuant to this Section 10.1(b);

(c)   by the Board of Directors of Norwood or North Penn (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 8.1 of this Agreement in the case of North Penn and Section 9.1 of this Agreement in the case of Norwood or in breach of any covenant or agreement contained in this Agreement) in the event of an inaccuracy of any representation or warranty of the other Party contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such inaccuracy and which inaccuracy would provide the terminating Party the ability to refuse to consummate the Merger under the applicable standard set forth in Section 8.1 of this Agreement in the case of North Penn and Section 9.1 of this Agreement in the case of Norwood; or

(d)   by the Board of Directors of Norwood or North Penn (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 8.1 of this Agreement in the case of North Penn and Section 9.1 of this Agreement in the case of Norwood or in breach of any covenant or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach; or

(e)   by the Board of Directors of Norwood or North Penn in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the shareholders of North Penn fail to vote their approval of this Agreement and the Merger and the transactions contemplated hereby as required by applicable law at North Penn’s shareholders’ meeting where the transactions were presented to such shareholders for approval and voted upon; or

(f)   by the Board of Directors of Norwood or North Penn (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 8.1 of this Agreement in this case of North Penn and Section 9.1 of this Agreement in the case of Norwood or in breach of any covenant or agreement contained in this Agreement) upon delivery of written notice of termination at the time that it is determined that any of the conditions precedent to the obligations of such Party to consummate the Merger (other than as contemplated by Section 10.1(e) of this Agreement) cannot be satisfied or fulfilled by the date specified in Section 10.1(b) of this Agreement; or

(g)   by the Board of Directors of Norwood, (a) if North Penn fails to hold its shareholder meeting to vote on the Agreement within the time frame set forth in Section 5.4 hereof, or (b) if North Penn’s Board of Directors either (i) fails to recommend, or fails to continue its recommendation, that the shareholders of North Penn vote in favor of the adoption of this Agreement, or (ii) modifies, withdraws or changes in any manner adverse to Norwood its recommendation that the shareholders of North Penn vote in favor of the adoption of this Agreement or publicly discloses its intent to do so.

(h)   By the Board of Directors of North Penn prior to obtaining shareholder approval of the Merger, in the event that, after it has received a Superior Proposal in compliance with Section 5.5 hereof and otherwise complied with its obligations under Section 5.5, the Board makes the determination in good faith based on the advice of legal counsel that such action of accepting such Superior Proposal is required in order for the Board to comply with its fiduciary duties under applicable law, and, provided that North Penn is not in breach of the provisions of this Agreement, including, but not limited to Section 5.5 hereof, in the exercise of its fiduciary duty, to terminate this Agreement and accept a Superior Proposal (as defined in Section 5.5) provided, however, that this Agreement may be terminated by North Penn pursuant to this Section 10.1(h) only after the fifth calendar day following Norwood’s receipt of written notice from North Penn advising Norwood that North Penn is prepared to enter into an acquisition agreement with respect to such Superior Proposal, and only if, (i) during such five-calendar day period, North Penn has caused its financial and legal advisors to negotiate with Norwood in good faith to make such adjustments in the terms and conditions of this Agreement such that that such Superior Proposal would no longer constitute a Superior Proposal and (ii) North Penn’s Board of Directors has considered such adjustments in the terms and conditions of this Agreement resulting from such negotiations and has concluded in good faith, based upon consultation with legal and financial advisors that such Superior Proposal remains a Superior Proposal even after giving effect to the adjustments proposed by Norwood, and (iii) North Penn has paid the Termination Fee set forth in Section 10.2.

(i)           by the Board of Directors of North Penn, if the North Penn Board of Directors so determines by a majority vote of the members of the entire North Penn Board of Directors, at any time during the five-day period commencing on the Determination Date, such termination to be effective on the 30th day following such Determination Date, if and only if both of the following conditions are satisfied:

(1)           The Norwood Market Value on the Determination Date is less than 80% of the Initial Norwood Market Value; and

(2)           the number obtained by dividing the Norwood Market Value on the Determination Date by the Initial Norwood Market Value shall be less than the number obtained by dividing (x) the Final Index Price by (y) the Initial Index Price minus 0.20;

subject, however, to the following three sentences.  If North Penn elects to exercise its termination right pursuant to this Section 10.1(i), it shall give prompt written notice thereof to Norwood.  During the five business day period commencing with its receipt of such notice, Norwood shall have the option, at its sole discretion, of paying additional Merger Consideration by increasing the Stock Consideration to equal the lesser of:  (A) the quotient  the numerator of which is equal to the product of the Initial Norwood Market Value, the Stock Consideration (as then in effect), and the Index Ratio minus 0.20, and the denominator of which is the Norwood Market Value on the Determination Date or (B) the quotient obtained by dividing the Initial Norwood Market Value by the Norwood Market Value on the Determination Date and multiplying the quotient by the product of the Stock Consideration (as then in effect) and 0.80.  If within such five business day period, Norwood delivers written notice to North Penn that it intends to proceed with the Merger by paying such additional consideration as contemplated by the preceding sentence, then no termination shall have occurred pursuant to this

 Section 10.1(i), and this Agreement shall remain in full force and effect in accordance with its terms (except that the Stock Consideration shall have been so modified).

For purposes of this Section 10.1(i) only, the following terms shall have the meanings indicated below:

“Determination Date” means the first date on which all Consents of Regulatory Authorities (and waivers, if applicable) necessary for consummation of the Merger and the Bank Merger have been received (disregarding any waiting period).

“Index” means the NASDAQ Bank Index or, if such Index is not available, such substitute or similar Index as substantially replicates the NASDAQ Bank Index.

“Index Ratio” means the quotient obtained by dividing the Final Index Price divided by the Initial Index Price.

“Initial Norwood Market Value” means $28.00, adjusted as indicated in the last sentence of this Section 10.1(i).

“Initial Index Price” means the closing value of the Index as of December 14, 2010.

“Final Index Price” means the average of the daily closing values of the Index for the twenty consecutive trading days immediately preceding the Determination Date.

“Norwood Market Value” means, as of any specified date, the average of the daily closing sales prices of a share of Norwood Common Stock as reported on the Nasdaq Stock Market for the twenty consecutive trading days immediately preceding such specified date.

If Norwood or any company belonging to the Index declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 10.1(i).

Section 10.2   Effect of Termination; Termination Fee.

(a)   In the event of the termination and abandonment of this Agreement pursuant to Section 10.1, the Agreement shall terminate and have no effect, except as otherwise provided herein and except that the provisions of this Section 10.2, Section 10.5 and Article 11 of this Agreement shall survive any such termination and abandonment.

(b)   If, after the date of this Agreement, Norwood terminates this Agreement in accordance with Section 10.1(g) or North Penn terminates this Agreement pursuant to Section 10.1(h), North Penn shall be obligated to pay Norwood a fee of $1,125,000 as an agreed-upon termination fee in immediately available funds within one (1) business day of such termination (the “Termination Fee”).  In addition, if, after a proposal for an Acquisition Transaction has been publicly announced by any person or entity, Norwood terminates this Agreement pursuant to

Section 10.1(d) or Section 10.1(e)(ii), North Penn shall be obligated to pay Norwood a fee of $500,000 in immediately available funds within one business day of such notice of termination as reimbursement for its time and expenses associated with negotiating this Agreement, and if an Acquisition Transaction is consummated or a definitive agreement is entered into by North Penn relating to an Acquisition Transaction, in either case, within eighteen (18) months of the termination of this Agreement pursuant to Section 10.1(e)(ii), North Penn shall be obligated to pay Norwood the Termination Fee, less any amounts previously paid at the time this Agreement was terminated.

(c)   North Penn and Norwood agree that the Termination Fee is fair and reasonable in the circumstances.  If a court of competent jurisdiction shall nonetheless, by a final, nonappealable judgment, determine that the amount of any such Termination Fee exceeds the maximum amount permitted by law, then the amount of such Termination Fee shall be reduced to the maximum amount permitted by law in the circumstances, as determined by such court of competent jurisdiction.

Section 10.3   Amendments.  To the extent permitted by law, this Agreement may be amended by a subsequent writing signed by each of Norwood, Wayne, North Penn and North Penn Bank.

Section 10.4   Waivers.  Subject to Section 11.11 hereof, prior to or at the Effective Time of the Merger, Norwood, on the one hand, and North Penn, on the other hand, shall have the right to waive any default in the performance of any term of this Agreement by the other, to waive or extend the time for the compliance or fulfillment by the other of any and all of the other’s obligations under this Agreement and to waive any or all of the conditions to its obligations under this Agreement, except any condition, which, if not satisfied, would result in the violation of any law or any applicable governmental regulation.

Section 10.5   Non-Survival of Representations, Warranties and Covenants.  The representations, warranties, covenants or agreements in this Agreement or in any instrument delivered by Norwood or North Penn shall not survive the Effective Time of Merger, except that Section 5.3(b), Section 6.4 and Section 10.2 shall survive the Effective Time of the Merger, and any representation, warranty or agreement in any agreement, contract, report, opinion, undertaking or other document or instrument delivered hereunder in whole or in part by any person other than Norwood, North Penn (or directors and officers thereof in their capacities as such) shall survive the Effective Time of Merger; provided that no representation or warranty of Norwood or North Penn contained herein shall be deemed to be terminated or extinguished so as to deprive Norwood, on the one hand, and North Penn, on the other hand, of any defense at law or in equity which any of them otherwise would have to any claim against them by any person, including, without limitation, any shareholder or former shareholder of either Party.  No representation or warranty in this Agreement shall be affected or deemed waived by reason of the fact that Norwood or North Penn and/or its representatives knew or should have known that any such representation or warranty was, is, might be or might have been inaccurate in any respect.

ARTICLE 11

MISCELLANEOUS

Section 11.1   Definitions.  Except as otherwise provided herein, the capitalized terms set forth below (in their singular and plural forms as applicable) shall have the following meanings:

“Affiliate” of a person shall mean (i) any other person directly or indirectly through one or more intermediaries controlling, controlled by or under common control of such person, (ii) any officer, director, partner, employer or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such person or (iii) any other persons for which a person described in clause (ii) acts in any such capacity.

“Consent” shall mean a consent, approval or authorization, waiver, clearance, exemption or similar affirmation by any person pursuant to any lease, contract, permit, law, regulation or order.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Environmental Law” means any federal, state or local law, common law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, opinion, agency requirement or injunction relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), (ii) the handling, use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release, threatened release, exposure to or disposal of any Hazardous Material, or (iii) noise, odor, wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property involving any Hazardous Material.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean, with respect to any Person, any other Person that, together with such Person, would be treated as a single employer under Section 414 of the Code or Section 4001 of ERISA.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Hazardous Material” means any substance in any concentration that is: (1) listed, classified or regulated pursuant to any Environmental Law; (2) any petroleum or coal product or by-product, friable asbestos-containing material, lead-containing paint, polychlorinated biphenyls, microbial matter which emits mycotoxins that are harmful to human health, radioactive materials or radon; or (3) any other substance that may be the subject of regulatory action by any Governmental Authority or a source of liability pursuant to any Environmental Law;.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) shall mean those facts that are known by the executive officers and directors of such Person and includes any facts, matters or circumstances set forth in any written notice from any bank regulatory agencies or any other material written notice received by that Person.

“Loan Property” means any property in which North Penn or any of the North Penn Subsidiaries holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Material Adverse Effect,” with respect to any Party, shall mean any event, change or occurrence which, together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, business or results of operation, financial performance or prospects of such Party and their respective subsidiaries, if any, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement; provided, however, that “Material Adverse Effect” shall not be deemed to include changes, effects, events, occurrences or state of facts relating to (with respect to (C), (D) and (E), to the extent the effect of a change on such Party is not substantially disproportionate to the effect on comparable U.S. banking organizations) (A) the undertaking and performance or observance of the obligations contemplated by this Agreement or necessary to consummate the transactions contemplated hereby, (B) the effect of incurring and paying reasonable expenses in connection with negotiating, entering into, performing and consummating the transactions contemplated by this Agreement, (C) changes in applicable laws or the interpretation thereof after the date hereof and the taking of action in compliance therewith, (D) changes in GAAP or the interpretation thereof after the date hereof, (E) changes in the economy or financial markets, including changes in market interest rates, and (F) any action taken by Norwood or North Penn at the written request of the other.

 “Participation Facility” means any facility in which North Penn or any subsidiary has engaged in Participation in the Management of such facility, and, where required by the context, includes the owner or operator of such facility, but only with respect to such facility.

“Participation in the Management” of a facility has the meaning set forth in 40 C.F.R.  § 300.1100(c).

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity.

“Regulatory Authorities” shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the FRB, the OTS, and all state regulatory agencies having jurisdiction over the Parties, the Financial Institution Regulatory Authority, all national securities exchanges and the SEC.

Section 11.2   Entire Agreement.  This Agreement and the documents referred to herein contain the entire agreement among Norwood, Wayne, North Penn and North Penn Bank with respect to the transactions contemplated hereunder and this Agreement supersedes all prior arrangements or understandings with respect thereto, whether written or oral with the exception of the Confidentiality Agreement between Norwood and North Penn which will survive the execution and delivery of this Agreement.  The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the Parties hereto and their respective permitted successors.  Except as expressly set forth in Section 6.4 of this Agreement, nothing in this Agreement, expressed or implied, is intended to confer upon any person, firm, corporation or entity, other than the Parties hereto and their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 11.3   Notices.  All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally, sent by a nationally recognized overnight delivery service or sent by first class or registered or certified mail, postage prepaid, telegram or telex or other facsimile transmission addressed as follows:

If to North Penn:

North Penn Bank
216 Adams Avenue
Scranton, Pennsylvania  18503
Attention:  Frederick L. Hickman, President
Facsimile No.:  (540) 983-0339

With a copy to:

Kilpatrick Stockton LLP
607 14th Street, NW
Washington, DC  20005
Attn:  Aaron Kaslow
Facsimile No.  (202) 204-5600

If to Norwood, then to:

Norwood Financial Corp.
717 Main Street
Honesdale, Pennsylvania  18431
Attention:  Lewis J. Critelli, President
Facsimile No.:  (570) 253-2732

With a copy to:

Malizia Spidi & Fisch, PC
1227 25th Street, NW
Suite 200 West
Washington, DC 20037
Attention:  James C. Stewart, Esq.
Facsimile No.: (202) 434-4661

All such notices or other communications shall be deemed to have been delivered (i) upon receipt when delivery is made by hand, (ii) on the business day after being deposited with a nationally recognized overnight delivery service, (iii) on the third (3rd) business day after deposit in the United States mail when delivery is made by first class, registered or certified mail, and (iv) upon transmission when made by facsimile transmission if evidenced by a sender transmission completed confirmation.

Section 11.4   Severability.  If any term, provision, covenant or restriction contained in this Agreement is held by a court of competent jurisdiction or other competent authority to be invalid, void or unenforceable or against public or regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in full force and effect and in no way shall be affected, impaired or invalidated, if, but only if, pursuant to such remaining terms, provisions, covenants and restrictions the Merger may be consummated in substantially the same manner as set forth in this Agreement as of the later of the date this Agreement was executed or last amended.  Upon such a determination, the parties hereto will negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties hereto.

Section 11.5   Costs and Expenses.  Except as otherwise set forth herein, expenses incurred by North Penn on the one hand and Norwood on the other hand, in connection with or related to the authorization, preparation and execution of this Agreement, the solicitation of shareholder approval and all other matters related to the closing of the transactions contemplated hereby, including all fees and expenses of agents, representatives, counsel and accountants employed by either such Party or its affiliates, shall be borne solely and entirely by the Party which has incurred same.

Section 11.6   Captions.  The captions as to contents of particular articles, sections or paragraphs contained in this Agreement and the table of contents hereto are inserted only for convenience and are in no way to be construed as part of this Agreement or as a limitation on the scope of the particular articles, sections or paragraphs to which they refer.

Section 11.7   Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document with the same force and effect as though all Parties had executed the same document.

Section 11.8   Persons Bound; No Assignment.  This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors, distributees, and assigns, but notwithstanding the foregoing, this Agreement may not be assigned by any Party hereto unless the prior written consent of the other Parties is first obtained (other than by Norwood to a subsidiary of Norwood; provided that Norwood remains primarily liable for all of its obligations under the Agreement.

Section 11.9   Governing Law.  This Agreement is made and shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania (without respect to its conflicts of laws principles) except to the extent federal law may apply.

Section 11.10   Exhibits and Schedules.  Each of the exhibits and schedules attached hereto is an integral part of this Agreement and shall be applicable as if set forth in full at the point in the Agreement where reference to it is made.

Section 11.11   Waiver.  The waiver by any Party of the performance of any agreement, covenant, condition or warranty contained herein shall not invalidate this Agreement, nor shall it be considered a waiver of any other agreement, covenant, condition or warranty contained in this Agreement.  A waiver by any Party of the time for performing any act shall not be deemed a waiver of the time for performing any other act or an act required to be performed at a later time.  The exercise of any remedy provided by law, equity or otherwise and the provisions in this Agreement for any remedy shall not exclude any other remedy unless it is expressly excluded.  The waiver of any provision of this Agreement must be signed by the Party or Parties against whom enforcement of the waiver is sought.  This Agreement and any exhibit, memorandum or schedule hereto or delivered in connection herewith may be amended only by a writing signed on behalf of each Party hereto.

Section 11.12   Construction of Terms.  Whenever used in this Agreement, the singular number shall include the plural and the plural the singular.  Pronouns of one gender shall include all genders.  Accounting terms used and not otherwise defined in this Agreement have the meanings determined by, and all calculations with respect to accounting or financial matters unless otherwise provided for herein, shall be computed in accordance with generally accepted accounting principles, consistently applied.  References herein to articles, sections, paragraphs, subparagraphs or the like shall refer to the corresponding articles, sections, paragraphs, subparagraphs or the like of this Agreement.  The words “hereof”, “herein”, and terms of similar import shall refer to this entire Agreement.  Unless the context clearly requires otherwise, the use of the terms “including”, “included”, “such as”, or terms of similar meaning, shall not be construed to imply the exclusion of any other particular elements.  The recitals hereto constitute an integral part of this Agreement.

Section 11.13   Specific Performance.  The Parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed and delivered, and their respective seals hereunto affixed, by their officers thereunto duly authorized, and have caused this Agreement to be dated as of the date and year first above written.

NORWOOD FINANCIAL CORP.

	By:	/s/ Lewis J. Critelli
Name: Lewis J. Critelli
ATTEST:		Title: President and Chief Executive Officer
/s/ Edward C. Kasper
Name: Edward C. Kasper
Its Secretary

WAYNE BANK

	By:	/s/ Lewis J. Critelli
Name: Lewis J. Critelli
ATTEST:		Title: President and Chief Executive Officer
/s/ Edward C. Kasper
Name: Edward C. Kasper
Its Secretary

NORTH PENN BANCORP, INC.

	By:	/s/ Frederick L. Hickman
Name: Frederick L. Hickman
ATTEST:		Title: President and Chief Executive Officer
/s/ Bridget A. Orue
Name: Bridget A. Orue
Its Asst. Secretary

NORTH PENN BANK

	By:	/s/ Frederick L. Hickman
Name: Frederick L. Hickman
ATTEST:		Title: President and Chief Exeutive Officer
/s/ Bridget A. Orue
Name: Bridget A. Orue
Its Asst. Secretary

ANNEX B

December 14, 2010

Board of Directors
North Penn Bancorp, Inc.
216 Adams Avenue
Scranton, PA 18503

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of North Penn Bancorp, Inc. (“NPBP”, or the “Company”) common shares (“Common Shares”), of the consideration to be paid pursuant to the Agreement and Plan of Merger dated December 14, 2010 (the “Agreement”) by and between the Company and Norwood Financial Corp. (“NWFL”).  As a result of the Merger, as defined in the Agreement, each outstanding Common Share of NPBP shall cease to be outstanding and shall be converted into the right to receive cash in the amount of $19.12 per share or 0.6829 fully paid and nonassessable Common Shares of NWFL, subject to 55% of the aggregate consideration being paid in NWFL stock and 45% of the aggregate consideration being paid in cash according to the provisions within the Agreement (the “Merger Consideration”).  The terms and conditions of the Merger are more fully set forth in the Agreement.

The Kafafian Group, Inc. (“TKG”), as part of our financial advisory business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, and valuations for corporate and other purposes.  In the ordinary course of business TKG provides consulting services to financial institutions, including performance measurement, profitability outsourcing, strategic planning, profit improvement, and various financial advisory services.  TKG currently provides profitability analysis services to NWFL but has not engaged with their senior management regarding these services during the course of merger negotiations.

In rendering this opinion, TKG, among other things:

-	Reviewed the Agreement;
-	Analyzed regulatory filings and other financial information concerning NPBP;
-	Analyzed regulatory filings and other financial information concerning NWFL;
-	Discussed past, present, and future financial performance and operating philosophies with NPBP and NWFL senior managements;
-	Reviewed certain internal financial data and projections of NPBP and the proposed combined company;
-	Reviewed certain internal financial data of NWFL and the proposed combined company;
-	Compared the financial condition, financial performance, and market trading multiples of NPBP and NWFL to similar financial institutions;
-	Compared the consideration to be paid to NPBP pursuant to the Agreement with the consideration paid in comparable merger transactions of other financial institutions;
-	Reviewed the pro forma impact of the Merger on the earnings and book value of NWFL and compared the contributions of each institution in a number of key financial categories to the combined company;
-	Considered other financial studies, analyses, and investigations and reviewed other information deemed appropriate to render this opinion.

B-1

Board of Directors
December 14, 2010

TKG spoke with certain members of senior management and other representatives of NPBP and NWFL to discuss the foregoing as well as matters TKG deemed relevant.  As part of its analyses, TKG took into account its assessment of general economic, market and financial conditions, its experience in similar transactions, as well as its experience in and knowledge of the banking industry.  TKG’s opinion is based upon conditions as they existed and could be evaluated on the respective dates thereof and the information made available to TKG through the respective dates thereof.

TKG has assumed and relied upon the accuracy and completeness of all of the financial and other information reviewed and/or discussed for the purposes of its opinion, without independent investigation.  TKG assumed that financial forecasts were reasonably prepared on basis reflecting the best currently available estimates and judgments of senior management and are based on reasonable assumptions, estimates and judgments.  Any estimates contained in the analyses performed by TKG are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses.  Additionally, estimates of the values of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold.

TKG did not make any independent evaluation or appraisals of either NPBP or NWFL or their respective assets or liabilities, nor was it furnished with any such appraisals.  TKG has not made a review of the loans or loan loss reserves or reviewed any individual loan files of NPBP or NWFL.  TKG did not conduct a physical inspection of any properties or facilities of NPBP or NWFL.  TKG also assumed, without independent verification, that the aggregate allowances for loan losses for NPBP and NWFL were adequate.

TKG relied upon assurances from management of NPBP and NWFL that they are not aware of any facts or circumstances that may cause the information reviewed by it to contain a misstatement of omission of a fact material to its opinion.  TKG has assumed that the Merger will be completed in accordance with the terms of the Merger Agreement and all applicable laws and regulations.  TKG has assumed in all respects material to its analysis that all of the representations and warranties contained in the Agreement and all related agreements were true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the Merger Agreement have not been nor will be waived.  TKG also has assumed that there has been no material change to NPBP’s or NWFL’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to us.

This opinion is being furnished for the use and benefit of the Board of Directors of the Company and is not a recommendation to any shareholder as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Agreement.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration, as provided and described in the Agreement, is fair, from a financial point of view, to the holders of NPBP Common Stock.

Very truly yours,

The Kafafian Group, Inc.

B-2

ANNEX C

Pennsylvania Business Corporation Law Subchapter D of Chapter 15

Subchapter D. – Dissenters Rights

§ 1571.  Application and effect o subchapter.

(a)           General Rule.  Except as otherwise provided in subsection (b), any shareholder (as defined in Section 1572 (relating to definitions)) shall have the right to dissent from, and to obtain payment of the fair value of his shares in the event of, any corporate action, or to otherwise obtain fair value for his shares, only where this part expressly provides that a shareholder shall have the rights and remedies provided in this subchapter.  See: Section 1906(c) (relating to dissenters rights upon special treatment), Section 1930 (relating to dissenters rights), Section 1931(d) (relating to dissenters rights in share exchanges),  Section 1932(c) (relating to dissenters rights in asset transfers), Section 1952(d) (relating to dissenters rights in division), Section 1962(c) (relating to dissenters rights in conversion), Section 2104(b) (relating to procedure), Section 2324 (relating to corporation option where a restriction on transfer of a security is held invalid), Section 2325(b) (relating to minimum vote requirement), Section 2704(c) (relating to dissenters rights upon election), Section 2705(d) (relating to dissenters rights upon renewal of election), Section 2904(b) (relating to procedure), Section 2907(a) (relating to proceedings to terminate breach of qualifying conditions), Section 7104(b)(3) (relating to procedure).

(b)           Exceptions.

(1)           Except as otherwise provided in paragraph (2), the holders of the shares of any class or series of shares shall not have the right to dissent and obtain payment of the fair value of the shares under this subchapter if, on the record date fixed to determine the shareholders entitled to notice of and to vote at the meeting at which a plan specified in any of section 1930, 1931(d), 1932(c) or 1952(d) is to be voted on, or on the first public announcement that such a plan has been approved by the shareholders by consent without a meeting, the shares are either:

(i)           listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

(ii)           held beneficially or of record by more than 2,000 persons.

(2)           Paragraph (1) shall not apply to and dissenters rights shall be available without regard to the exception provided in that paragraph in the case of:

(i)           (Repealed).

(ii)           Shares of any preferred or special class or series unless the articles, the plan or the terms of the transaction entitle all shareholders of the class or series to vote thereon and require for the adoption of the plan or the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of the class or series.

(iii)           Shares entitled to dissenters rights under section 1906(c) (relating to dissenters rights upon special treatment).

(3)           The shareholders of a corporation that acquires by purchase, lease, exchange or other disposition all or substantially all of the shares, property or assets of another corporation by the issuance of shares, obligations or otherwise, with or without assuming the liabilities of the other corporation and with or without the intervention of another corporation or other person, shall not be entitled to the rights and remedies of dissenting shareholders provided in this subchapter regardless of the fact, if it be the case, that the acquisition was accomplished by the issuance of voting shares of the corporation to be outstanding immediately after the acquisition sufficient to elect a majority or more of the directors of the corporation.

(c)           Grant of optional dissenters rights.  The bylaws or a resolution of the board of directors may direct that all or a part of the shareholders shall have dissenters rights in connection with any corporate action or other transaction that would otherwise not entitle such shareholder to dissenters rights.

(d)           Notice of dissenters rights.  Unless otherwise provided by statute, if a proposed corporate action that would give rise to dissenters rights under this subpart is submitted to a vote at a meeting of shareholders, there shall be included in or enclosed with the notice of meeting:

(1)           a statement of the proposed action and a statement that the shareholders have a right to dissent and obtain payment of the fair value of their shares by complying with the terms of this subchapter; and

(2)           a copy of this subchapter.

(e)           Other statutes.  The procedures of this subchapter shall also be applicable to any transaction described in any statute other than this part that makes reference to this subchapter for the purpose of granting dissenters rights.

(f)           Certain provisions of articles ineffective.  This subchapter may not be relaxed by any provision of the articles.

(g)           Computation of beneficial ownership.  For purposes of subsection (b)(1)(ii), shares that are held beneficially as joint tenants, tenants by the entireties, tenants in common on in trust by two or more persons, as fiduciaries or otherwise, shall be deemed to be held beneficially by one person.

(h)           Cross references.  See sections 1105 (relating to restriction on equitable relief), 1904 (relating to de facto transaction doctrine abolished), 1763(c) (relating to determination of shareholders of record) and 2512 (relating to dissenters rights procedure).

§ 1572. Definitions.

The following words and phrases when used in this subchapter shall have the meanings given to them in this section unless the context clearly indicates otherwise:

“Corporation.” The issuer of the shares held or owned by the dissenter before the corporate action or the successor by merger, consolidation, division, conversion or otherwise of that issuer. A plan of division may designate which one or more of the resulting corporations is the successor corporation for the purposes of this subchapter.  The designated successor corporation or corporations in a division shall have sole responsibility for payments to dissenters and other liabilities under this subchapter except as otherwise provided in the plan of division.

“Dissenter.” A shareholder or beneficial owner who is entitled to and does assert dissenters rights under this subchapter and who has performed every act required up to the time involved for the assertion of those rights.

“Fair value.” The fair value of shares immediately before the effectuation of the corporate action to which the dissenter objects, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action.

“Interest.” Interest from the effective date of the corporate action until the date of payment at such rate as is fair and equitable under all the circumstances, taking into account all relevant factors, including the average rate currently paid by the corporation on its principal bank loans.

“Shareholder.”  A shareholder as defined in Section 1103 (relating to definitions), or an ultimate beneficial owner of shares, including without limitation, a holder of depository receipts, where the beneficial interest owned includes an interest in the assets of the corporation upon dissolution.

§ 1573. Record and beneficial holders and owners.

(a)           Record holders of shares.  A record holder of shares of a business corporation may assert dissenters rights as to fewer than all of the shares registered in his name only if he dissents with respect to all the shares of the same class or series beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents.  In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

(b)           Beneficial owners of shares.  A beneficial owner of shares of a business corporation who is not the record holder may assert dissenters rights with respect to shares held on his behalf and shall be treated as a dissenting shareholder under the terms of this subchapter if he submits to the corporation not later than the time of the assertion of dissenters rights a written consent of the record holder.  A beneficial owner may not dissent with respect to some but less than all shares of the same class or series owned by the owner, whether or not the shares so owned by him are registered in his name.

§ 1574. Notice of intention to dissent.

If the proposed corporate action is submitted to a vote at a meeting of shareholders of a business corporation, any person who wishes to dissent and obtain payment of the fair value of his shares must file with the corporation, prior to the vote, a written notice of intention to demand that he be paid the fair value for his shares if the proposed action is effectuated, must effect no change in the beneficial ownership of his shares from the date of such filing continuously through the effective date of the proposed action and must refrain from voting his shares in approval of such action.  A dissenter who fails in any respect shall not acquire any right to payment of the fair value of his shares under this subchapter.  Neither a proxy nor a vote against the proposed corporate action shall constitute the written notice required by this section.

§ 1575. Notice to demand payment.

(a)           General rule.  If the proposed corporate action is approved by the required vote at a meeting of shareholders of a business corporation, the corporation shall mail a further notice to all dissenters who gave due notice of intention to demand payment of the fair value of their shares and who refrained from voting in favor of the proposed action.  If the proposed corporate action is to be taken without a vote of shareholders, the corporation shall send to all shareholders who are entitled to dissent and demand payment of the fair value of their shares a notice of the adoption of the plan or other corporate action.  In either case, the notice shall:

(1)           State where and when a demand for payment must be sent and certificates for certificated shares must be deposited in order to obtain payment.

(2)           Inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received.

(3)           Supply a form for demanding payment that includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares.

(4)           Be accompanied by a copy of this subchapter.

(b)           Time for receipt of demand for payment.  The time set for receipt of the demand and deposit of certificated shares shall be not less than 30 days from the mailing of the notice.

§ 1576. Failure to comply with notice to demand payment, etc.

(a)           Effect of failure of shareholder to act.  A shareholder who fails to timely demand payment, or fails (in the case of certificated shares) to timely deposit certificates, as required by a notice pursuant to section 1575 (relating to notice to demand payment) shall not have any right under this subchapter to receive payment of the fair value of his shares.

(b)           Restriction on uncertificated shares.  If the shares are not represented by certificates, the business corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action or the release of restrictions under the terms of section 1577(a) (relating to failure to effectuate corporate action).

(c)           Rights retained by shareholder.  The dissenter shall retain all other rights of a shareholder until those rights are modified by effectuation of the proposed corporate action.

§ 1577. Release of restrictions or payment for shares.

(a)           Failure to effectuate corporate action.  Within 60 days after the date set for demanding payment and depositing certificates, if the business corporation has not effectuated the proposed corporate action, it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.

(b)           Renewal of notice to demand payment.  When uncertificated shares have been released from transfer restrictions and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of Section 1575 (relating to notice to demand payment), with like effect.

(c)           Payment of fair value of shares.  Promptly after effectuation of the proposed corporation action, or upon timely receipt of demand for payment if the corporate action has already been effectuated, the corporation shall either remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount that the corporation estimates to be the fair value of the shares, or give written notice that no remittance under this section will be made.  The remittance or notice shall be accompanied by:

(1)           The closing balance sheet and statement of income of the issuer of the shares held or owned by the dissenter for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements.

(2)           A statement of the corporation’s estimate of the fair value of the shares.

(3)           A notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of this subchapter.

(d)           Failure to make payment.  If the corporation does not remit the amount of its estimate of the fair value of the shares as provided by subsection (c), it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.  The corporation may make a notation on any such certificate or on the records of the corporation relating to any such uncertificated shares that such demand has been made.  If shares with respect to which notation has been so made shall be transferred, each new certificate issued therefor or the records relating to any transferred uncertificated shares shall bear a similar notation, together with the name of the original dissenting holder or owner of such shares.  A transferee of such shares shall not acquire by such transfer any rights in the corporation other than those that the original dissenter had after making demand for payment of their fair value.

§ 1578. Estimate by dissenter of fair value of shares.

(a)           General rule.  If the business corporation gives notice of its estimate of the fair value of the shares, without remitting such amount, or remits payment of its estimate of the fair value of a dissenter’s shares as permitted by Section 1577(c) (relating to payment of fair value of shares) and the dissenter believes that the amount stated or remitted is less than the fair value of his shares, he may send to the corporation his own estimate of the fair value of the shares, which shall be deemed a demand for payment of the amount or the deficiency.

(b)           Effect of failure to file estimate.  Where the dissenter does not file his own estimate under subsection (a) within 30 days after the mailing by the corporation of its remittance or notice, the dissenter shall be entitled to no more than the amount stated in the notice or remitted to him by the corporation.

§ 1579. Valuation proceedings generally.

(a)           General rule.  Within 60 days after the latest of:

(1)           Effectuation of the proposed corporate action;

(2)           Timely receipt of any demands for payment under Section 1575 (relating to notice to demand payment); or

(3)           Timely receipt of any estimates pursuant to Section 1578 (relating to estimate by dissenter of fair value of shares);

If any demands for payment remain unsettled, the business corporation may file in court an application for relief requesting that the fair value of the shares be determined by the court.

(b)           Mandatory joinder of dissenters.  All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of the application shall be served on each such dissenter.  If a dissenter is a nonresident, the copy may be served on him in the manner provided or prescribed by or pursuant to 42 Pa.C.S. Ch. 53 (relating to bases of jurisdiction and interstate and international procedure).

(c)           Jurisdiction of the court.  The jurisdiction of the court shall be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value.  The appraiser shall have such power and authority as may be specified in the order of appointment or in any amendment thereof.

(d)           Measure of recovery.  Each dissenter who is made a party shall be entitled to recover the amount by which the fair value of his shares is found to exceed the amount, if any, previously remitted, plus interest.

(e)           Effect of corporation’s failure to file application.  If the corporation fails to file an application as provided in subsection (a), any dissenter who made a demand and who has not already settled his claim against the corporation may do so in the name of the corporation at any time within 30 days after the expiration of the 60-day period.  If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid the corporation’s estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.

§ 1580. Costs and expenses of valuation proceedings.

(a)           General rule. The costs and expenses of any proceeding under section 1579 (relating to valuation proceedings generally), including the reasonable compensation and expenses of the appraiser appointed by the court, shall be determined by the court and assessed against the business corporation except that any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenters who are parties and whose action in demanding supplemental payment under Section 1578 (relating to estimate by dissenter of fair value of shares) the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.

(b)           Assessment of counsel fees and expert fees where lack of good faith appears.  Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this subchapter and may be assessed against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided by this subchapter.

(c)           Award of fees for benefits to other dissenters.  If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the corporation, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.